As filed with the Securities and Exchange Commission on March 10, 2017

Registration No. 333-216012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Mast Therapeutics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	84-1318182
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3611 Valley Centre Drive, Suite 500

San Diego, CA 92130

(858) 552-0866

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Brandi L. Roberts

Chief Financial Officer and Senior Vice President

Mast Therapeutics, Inc.

3611 Valley Centre Drive, Suite 500

San Diego, CA 92130

(858) 552-0866

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael S. Kagnoff, Esq. Larry W. Nishnick, Esq. DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, CA 92121 (858) 677-1400	Robert Neville Chief Executive Officer Savara Inc. 900 S. Capital of Texas Highway Las Cimas IV, Suite 150 Austin, TX 78746 (512) 961-1891	J. Robert Suffoletta, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 900 S. Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746 (512) 338-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common stock, $0.001 par value per share	902,825,430	N/A	$7,986,000	$926

(1)	Relates to common stock, $0.001 par value per share, of Mast Therapeutics, Inc., a Delaware corporation (“Mast”), issuable to holders of capital stock, $0.001 par value per share, and warrants and options of Savara Inc., a Delaware corporation (“Savara”), in the proposed merger of Victoria Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Mast, with and into Savara. The amount of Mast common stock to be registered is based on the estimated number of shares of Mast common stock that are expected to be issued pursuant to the merger, assuming an exchange ratio of 41.11 shares of Mast common stock for each outstanding share of Savara capital stock and for each option and warrant exercisable for shares of Savara capital stock, without giving effect to a reverse stock split of Mast common stock immediately prior to the merger. The estimated exchange ratio calculation contained herein is based upon Mast’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Mast common stock prior to the consummation of the merger.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon the estimated book value of the Savara securities to be exchanged in the merger, as of immediately prior to the merger. Savara is a private company, and no market exists for its securities.
(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	The Registrant previously paid a filing fee of $1,452 in connection with registering 871,659,402 shares of Mast common stock in its Registration Statement on Form S-4 (Registration No. 333-216012), which was filed on February 10, 2017.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED March 10, 2017

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Mast Therapeutics, Inc. and Savara Inc.:

Mast Therapeutics, Inc., or Mast, and Savara Inc., or Savara, have entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, pursuant to which a wholly owned subsidiary of Mast will merge with and into Savara, with Savara surviving as a wholly owned subsidiary of Mast, or the merger. The merger will result in a clinical-stage specialty pharmaceutical company focused on the development and commercialization of novel therapies for the treatment of serious or life-threatening rare respiratory diseases.

Immediately prior to the effective time of the merger, each share of Savara preferred stock will be converted into one share of Savara common stock. At the effective time of the merger, each share of Savara common stock will be converted into the right to receive approximately 41 pre-split shares of Mast common stock, subject to adjustment to account for the effect of a reverse stock split of Mast common stock in accordance with a ratio to be determined by mutual agreement of Mast and Savara, and approved by the Mast board of directors, within a range of one share of Mast common stock for every 50 to 70 shares of Mast common stock (or any number in between), or the Reverse Stock Split, to be implemented prior to the consummation of the merger as discussed in this proxy statement/prospectus/information statement. Mast will assume restricted shares of Savara common stock and options to purchase Savara common stock that are outstanding and unexercised as of immediately prior to the effective time of the merger, and they will be converted into restricted shares of Mast common stock or options to purchase Mast common stock, respectively. Mast will assume warrants to purchase Savara common stock that are outstanding and unexercised as of immediately prior to the effective time of the merger, and they will be converted into warrants to purchase Mast common stock. Mast stockholders will continue to own and hold their existing shares of Mast common stock. Immediately after the merger, Savara stockholders, warrantholders and optionholders will own approximately 77% of the common stock of Mast, with Mast stockholders, warrantholders and optionholders, whose Mast equity will remain outstanding after the merger, holding approximately 23% of the common stock of Mast. The exchange ratio is determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement, and the pre-split figure and percentage ownership figures are estimates.

Shares of Mast common stock are currently listed on the NYSE MKT equities market under the symbol “MSTX.” Prior to consummation of the merger, Mast intends to file an initial listing application for the combined company with the NYSE MKT or another national securities exchange. In connection with the merger, Mast will be renamed “Savara Inc.” and expects to trade on the NYSE MKT or another national securities exchange under the symbol “SVRA.” On [●], 2017, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Mast common stock was $[●] per share.

Mast is holding a special meeting of stockholders to obtain the stockholder approvals necessary to complete the merger and related matters. At the Mast special meeting, which will be held at [●], local time, on [●], 2017 at the offices of Mast Therapeutics, Inc. located at 3611 Valley Centre Drive, Suite 500, San Diego, California 92130, unless postponed or adjourned to a later date, Mast will ask its stockholders to, among other things, adopt the Merger Agreement thereby approving the merger and the issuance of Mast common stock, and approve an amendment and restatement of the Mast amended and restated certificate of incorporation (i) the Reverse Stock Split, and (ii) changing the Mast corporate name to “Savara Inc.,” and approve, on a non-binding advisory vote basis, compensation that will or may become payable by Mast to its named executive officers in connection with the merger, each as described in the accompanying proxy statement/prospectus/information statement.

As described in the accompanying proxy statement/prospectus/information statement, certain Savara stockholders who in the aggregate beneficially own or control approximately 30% of the outstanding shares of Savara common stock on an as converted to common stock basis, and certain Mast stockholders who in the aggregate beneficially own or control less than one percent of the outstanding shares of Mast common stock, are parties to voting agreements with Mast and Savara, respectively, whereby such stockholders agreed to vote in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, respectively, subject to the terms of the voting agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, the Savara stockholders who are party to the voting agreements will each execute an action by written consent of the Savara stockholders, referred to herein as the written consent, adopting the Merger Agreement and approving the merger and the transactions contemplated by the Merger Agreement. No meeting of Savara stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held; however, all Savara stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the merger and related transactions, by signing and returning to Savara a written consent.

After careful consideration, the Mast and Savara boards of directors have unanimously approved the Merger Agreement and the respective proposals referred to above, and each of the Mast and Savara boards of directors has unanimously determined that it is advisable to enter into the merger. The board of directors of Mast unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and the board of directors of Savara unanimously recommends that its stockholders sign and return the written consent indicating their approval of the merger and adoption of the Merger Agreement and related transactions to Savara.

More information about Mast, Savara and the proposed transaction is contained in this proxy statement/prospectus/information statement. Mast and Savara urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 24.

Mast and Savara are excited about the opportunities the merger brings to both Mast and Savara stockholders, and thank you for your consideration and continued support.

Brian M. Culley	Robert Neville
Chief Executive Officer	Chief Executive Officer
Mast Therapeutics, Inc.	Savara Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated March [●], 2017, and is first being mailed to Mast and Savara stockholders on or about [●], 2017.

MAST THERAPEUTICS, INC.

3611 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 552-0866

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On [●], 2017

Dear Stockholders of Mast:

On behalf of the board of directors of Mast Therapeutics, Inc., a Delaware corporation, or Mast, Mast is pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Mast and Savara Inc., a Delaware corporation, or Savara, pursuant to which Victoria Merger Corp., a wholly owned subsidiary of Mast, will merge with and into Savara, with Savara surviving as a wholly owned subsidiary of Mast. The special meeting of stockholders of Mast will be held on [●], 2017 at [●], local time, at the offices of Mast Therapeutics, Inc. located at 3611 Valley Centre Drive, Suite 500, San Diego, California 92130, for the following purposes:

1. To consider and vote upon a proposal to approve the merger and the issuance of Mast common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2017, by and among Mast, Victoria Merger Corp. and Savara, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/information statement;

2. To approve the amendment and restatement of the amended and restated certificate of incorporation of Mast to effect a reverse stock split of Mast common stock in accordance with a ratio to be determined by mutual agreement of Mast and Savara, and approved by the Mast board of directors, within a range of one share of Mast common stock for every 50 to 70 shares of Mast common stock (or any number in between) in the form attached as Annex D to the accompanying proxy statement/prospectus/information statement;

3. To approve the amendment and restatement of the amended and restated certificate of incorporation of Mast to change the name “Mast Therapeutics, Inc.” to “Savara Inc.” in the form attached as Annex D to the accompanying proxy statement/prospectus/information statement;

4. To consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Mast to its named executive officers in connection with the merger;

5. To consider and vote upon an adjournment of the Mast special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Mast Proposal Nos. 1, 2, 3 and 4; and

6. To transact such other business as may properly come before the stockholders at the Mast special meeting or any adjournment or postponement thereof.

The board of directors of Mast has fixed March 13, 2017 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Mast special meeting and any adjournment or postponement thereof. Only holders of record of shares of Mast common stock at the close of business on the record date are entitled to notice of, and to vote at, the Mast special meeting. At the close of business on the record date, Mast had [●] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Mast common stock having voting power present in person or represented by proxy at the Mast special meeting, presuming a quorum is present, is required for approval of Mast Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of shares of Mast common stock having voting power outstanding on the record date for the Mast special meeting is required for approval of Mast Proposal Nos. 2 and 3. Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

Even if you plan to attend the Mast special meeting in person, Mast requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Mast special meeting if you are unable to attend.

By Order of the Mast Board of Directors,

Brian M. Culley

Chief Executive Officer

San Diego, California

[●], 2017

THE MAST BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, MAST AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE MAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MAST STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Mast that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission, or the SEC, website (www.sec.gov) or upon your written or oral request by contacting the Chief Financial Officer of Mast Therapeutics, Inc., 3611 Valley Centre Drive, Suite 500, San Diego, California 92130 or by calling (858) 552-0866.

To ensure timely delivery of these documents, any request should be made no later than [●], 2017 to receive them before the special meeting.

For additional details about where you can find information about Mast, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

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Page

THE MERGER	90

Background of the Merger	90
Mast Reasons for the Merger	100
Savara Reasons for the Merger	103
Opinion of Roth Capital Partners as Mast’s Financial Advisor	104
Consideration to be Paid in the Merger	107
Estimated Mast Stand-Alone Valuation	108
Estimated Savara Stand-Alone Valuation	110
Interests of the Mast Directors and Executive Officers in the Merger	117
Interests of Certain Savara Directors, Executive Officers and Affiliates in the Merger	122
Limitations of Liability and Indemnification	124
Stock Options, Restricted Stock and Warrants	125
Form of the Merger	125
Merger Consideration	126
Effective Time of the Merger	127
Regulatory Approvals	127
Tax Treatment of the Merger	127
Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger	127
National Securities Exchange Listing	131
Anticipated Accounting Treatment	131
Appraisal Rights and Dissenters’ Rights	131

THE MERGER AGREEMENT	135

General	135
Merger Consideration	135
Exchange Ratio	136
Determination of Net Cash	137
Procedures for Exchanging Savara Stock Certificates	138
Treatment of Savara Options and Savara Restricted Shares	139
Treatment of Savara Warrants	139
Directors and Executive Officers of Mast Following the Merger	139
Amendments to the Amended and Restated Certificate of Incorporation of Mast	140
Conditions to the Completion of the Merger	140
Representations and Warranties	143
No Solicitation	144
Meetings of Stockholders	146
Covenants; Conduct of Business Pending the Merger	147
Regulatory Approvals	150
Access to Information	150
Financing	151
Other Agreements	152
Termination of the Merger Agreement	154
Termination Fee	156
Amendment	157

AGREEMENTS RELATED TO THE MERGER	158

Voting Agreements	158
Lock-Up Agreements	158

MATTERS BEING SUBMITTED TO A VOTE OF MAST STOCKHOLDERS	160

Mast Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger	160
Mast Proposal No. 2: Approval of the Amendment and Restatement of the Amended and Restated Certificate of Incorporation of Mast Effecting the Reverse Stock Split	161

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iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Mast Proposal No. 2, beginning on page 161 in this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:	Mast Therapeutics, Inc., or Mast, and Savara Inc., or Savara, have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 6, 2017, or the Merger Agreement. The Merger Agreement contains the terms and conditions of the proposed business combination of Mast and Savara. Under the Merger Agreement, Victoria Merger Corp., a wholly owned subsidiary of Mast, or the Merger Sub, will merge with and into Savara, with Savara surviving as a wholly owned subsidiary of Mast. This transaction is referred to as “the merger” or “the Merger.”

At the effective time of the merger, each share of Savara common stock outstanding immediately prior to the effective time of the merger (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Merger — Appraisal Rights and Dissenters’ Rights” below) will be converted into the right to receive approximately 41 pre-split shares of Mast common stock, subject to adjustment to account for a reverse stock split of Mast common stock, in accordance with a ratio to be determined by mutual agreement of Mast and Savara, subject to approval by the Mast board of directors (the “Mast Board”), within a range of one share of Mast common stock for every 50 to 70 shares of Mast common stock (or any number in between) (the “Reverse Stock Split”), to be implemented prior to the consummation of the merger. As a result of the merger, holders of Savara stock, options and warrants are expected to own in the aggregate approximately 77% of Mast, and the Mast stockholders, optionholders and warrantholders are expected to own in the aggregate approximately 23% of Mast. The exchange ratio is determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement, and the pre-split figure and percentage ownership figures are estimates. In connection with the merger, Mast will change its corporate name to “Savara Inc.” as required by the Merger Agreement.

Q:	What will Savara stockholders, warrantholders and holders of Savara equity awards receive in the merger?

A:	As a result of the merger, Savara stockholders, warrantholders and holders of Savara equity awards will become entitled to receive shares of Mast common stock, warrants and equity awards equal to approximately 77% of the fully-diluted common stock of Mast. At the effective time of the merger, each share of Savara capital stock will be converted into the right to receive the number of shares of Mast common stock calculated based on the exchange ratio determined in accordance with the Merger Agreement. Savara outstanding warrants, or Savara Warrants, to purchase shares of Savara equity securities not exercised at or prior to the effective time of the merger will be converted into warrants to purchase Mast common stock, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Mast common stock and Savara common stock determined in accordance with the Merger Agreement.

At the effective time of the merger, each option to purchase Savara common stock, or Savara Options, that is outstanding and unexercised immediately prior to the effective time of the merger will be converted into and become an option to purchase Mast common stock, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Mast common stock and Savara common stock determined in accordance with the Merger Agreement.

At the effective time of the merger, each share of Savara restricted common stock, or Savara Restricted Shares, that is outstanding immediately prior to the effective time of the merger will be exchanged for a restricted share of Mast common stock, and will have, and be subject to, the same terms and conditions (including vesting terms) set forth in Savara’s Stock Option Plan and applicable restricted share agreements relating thereto. The number of Mast restricted shares that will be exchanged for an award of Savara restricted shares will be appropriately adjusted to reflect the exchange ratio between Mast common stock and Savara common stock determined in accordance with the Merger Agreement.

For a more complete description of what Savara stockholders, warrantholders and holders of Savara equity awards will receive in the merger, please see the sections entitled “Market Price and Dividend Information” and “The Merger Agreement — Merger Consideration” in this proxy statement/prospectus/information statement.

Q:	What will Mast stockholders, warrantholders and holders of Mast equity awards receive in the merger?

A:	Mast stockholders, warrantholders and holders of Mast equity awards will not receive anything as a result of the merger, but will continue to hold the same amount of Mast common stock, warrants to purchase Mast common stock and Mast equity awards held immediately prior to the merger, as appropriately adjusted for the Reverse Stock Split.

Q:	What will happen to Mast if, for any reason, the merger does not close?

A:	If, for any reason, the merger does not close, the Mast Board may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Mast or continue to operate the business of Mast. If Mast decides to dissolve and liquidate its assets, Mast would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Mast and setting aside funds for reserves.

Q:	Why are the two companies proposing to merge?

A:	Following the merger, Mast and Savara believe the combined organization will advance a diversified pipeline of novel therapies for the treatment of serious or life-threatening rare respiratory diseases. Mast and Savara believe that the combined organization will have the following potential advantages: (i) a diversified, late-stage product development pipeline with important forthcoming milestones; (ii) an experienced management team; and (iii) the potential to access additional sources of capital. For a discussion of Mast and Savara reasons for the merger, please see the section entitled “The Merger — Mast Reasons for the Merger” and “The Merger — Savara Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:	You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Mast or Savara as of the applicable record date, and you are entitled, as applicable, to vote at the Mast stockholder meeting to approve among other things the merger and the issuance of shares of Mast common stock pursuant to the Merger Agreement, or sign and return the Savara written consent to adopt the Merger Agreement and approve the merger. This document serves as:

•	a proxy statement of Mast used to solicit proxies for its special meeting of stockholders;

•	a prospectus of Mast used to offer shares of Mast common stock in exchange for shares of Savara common stock in the merger and issuable upon exercise of Savara options and warrants; and

•	an information statement of Savara used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.

Q:	What is required to consummate the merger?

A:	To consummate the merger, Mast stockholders must approve the issuance of Mast common stock pursuant to the Merger Agreement. In addition, the Merger Agreement anticipates approval of an amendment and restatement of the amended and restated certificate of incorporation of Mast effecting (i) the Reverse Stock Split, and (ii) the change in Mast’s name to “Savara Inc.” Moreover, Savara stockholders must approve the merger.

The approval of the merger and the issuance of Mast common stock pursuant to the Merger Agreement by the stockholders of Mast requires the affirmative vote of the holders of a majority of the shares of Mast common stock having voting power present in person or represented by proxy at the Mast special meeting for the issuance of shares of Mast common stock in the merger, presuming a quorum is present at the meeting. The approval of the Reverse Stock Split and the change of Mast’s name require the affirmative vote of the holders of a majority of shares of Mast common stock having voting power outstanding on the record date for the Mast special meeting. The approval of the Reverse Stock Split is required in order to authorize Mast to implement the Reverse Stock Split and to ensure Mast may issue a sufficient amount of Mast common stock to consummate the merger. In addition, the Reverse Stock Split is necessary to ensure that the post-merger trading price of Mast’s common stock satisfies the initial listing requirements of the NYSE MKT or other national securities exchange applicable to the combined company. Therefore, if the requisite stockholders of Mast approve the merger and the issuance of Mast common stock pursuant to the Merger Agreement but do not approve the Reverse Stock Split, it is possible that the merger may not be consummated.

The adoption of the Merger Agreement and the approval of the merger and related transactions by the stockholders of Savara require the affirmative votes of the holders of (i) a majority of the outstanding Savara common stock and preferred stock, voting together as one class, and (ii) a majority of the outstanding shares of Savara preferred stock. In addition to the requirement of obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Certain Savara stockholders who in the aggregate beneficially own or control approximately 30% of the outstanding shares of Savara common stock on an as converted to common stock basis, and certain Mast stockholders who in the aggregate beneficially own or control less than one percent of the outstanding shares of Mast common stock, are parties to voting agreements with Mast and Savara, respectively, whereby such stockholders agreed to vote in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, respectively, subject to the terms of the voting agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, Savara stockholders who are party to the voting agreements will each execute written consents approving the merger and related transactions. Stockholders of Savara, including those who are parties to voting agreements, are being requested to execute written consents providing such approvals.

For a more complete description of the closing conditions under the Merger Agreement, you are urged to read the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	Who will be the directors of Mast following the merger?

A:	Immediately following the merger, the Mast Board is expected to be composed of seven directors, with five to be designated by Savara and two to be designated by Mast. Such directors are identified in the table below.

Name	Current Principal Affiliation
Robert Neville	Chairman and Chief Executive Officer, Savara
Nevan Elam	Chairman, Chief Executive Officer and President of AntriaBio, Inc.
Richard J. Hawkins	Chief Executive Officer and President of Lumos Pharma, Inc.
Yuri Pikover	Managing Director of 37 Ventures, LLC
Joseph S. McCracken	Roche Global Head of Business Development and Licensing (retired)
Matthew Pauls	Chair of the Mast Board
David A. Ramsay	Mast Director

Q:	Who will be the executive officers of Mast immediately following the merger?

A:	Immediately following the merger, the executive management team of Mast is expected to be composed solely of the members of the Savara executive management team prior to the merger as set forth below:

Name	Title
Robert Neville	Chief Executive Officer
Taneli Jouhikainen	President and Chief Operating Officer
David Lowrance	Chief Financial Officer

Q:	What are the potential material U.S. federal income tax consequences of the merger to Savara stockholders?

A:	Each of Mast and Savara intends the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). However, completion of the merger is not conditioned upon receipt of an opinion from counsel that the merger qualifies as a reorganization, and the merger will occur even if the merger does not qualify as a reorganization.

Assuming the merger qualifies as a reorganization, in general, the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of Savara common stock (other than any such holders exercising dissenters’ rights) are expected to be as follows:

•	Each Savara stockholder should not generally recognize gain or loss upon the exchange of Savara common stock for Mast common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Mast common stock as described below; and

•	Each Savara stockholder should recognize gain or loss to the extent any cash received in lieu of a fractional share of Mast common stock exceeds or is less than the basis of such fractional share.

Tax matters are very complicated, and the tax consequences of the merger to a particular Savara stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “The Merger — Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger” beginning on page 127.

Q:	As a Mast stockholder, how does the Mast Board recommend that I vote?

A:	After careful consideration, the Mast Board unanimously recommends that Mast stockholders vote:

•	“FOR” Proposal No. 1 to approve the merger and the issuance of shares of common stock of Mast in the merger;

•	“FOR” Proposal No. 2 to approve the amendment and restatement of the amended and restated certificate of incorporation of Mast to effect a reverse stock split of Mast common stock in accordance with a ratio to be determined by mutual agreement of Mast and Savara, and approved by the Mast Board, within a range of one share of Mast common stock for every 50 to 70 shares of Mast common stock (or any number in between);

•	“FOR” Proposal No. 3 to approve the amendment and restatement of the amended and restated certificate of incorporation of Mast to change the name of “Mast Therapeutics, Inc.” to “Savara Inc.”;

•	“FOR” Proposal No. 4 to consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Mast to its named executive officers in connection with the merger; and

•	“FOR” Proposal No. 5 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 4.

Q:	What is the compensation that will or may become payable by Mast to its named executive officers in connection with the merger for purposes of this advisory vote?

A:	The compensation that will or may become payable by Mast to its named executive officers in connection with the merger includes: (i) based on the terms of the severance agreements Mast entered into with its executive officers in March 2016, cash severance payments, cash payments intended to cover health insurance costs for a period of time post-termination and the acceleration of outstanding equity awards as a result of the planned termination of the named executive officers in connection with the consummation of the merger; (ii) incentive awards to Mast’s named executive officers payable 50% in a single sum cash payment and 50% in a grant of restricted stock units (“RSUs”) approved by the Mast Board in January 2017 in order to retain, reward and incentivize these individuals for their continuing efforts to help Mast achieve its goals through the merger which will become payable or vest, as applicable, upon consummation of the merger; and (iii) certain RSUs granted in January 2017 and held by Mast’s named executive officers provide that such RSUs will vest upon consummation of the merger and that their outstanding unexercised stock options will be cancelled. Based on the terms of their respective severance agreements, outstanding equity awards and Mast’s short-term incentive program, Mast’s executive officers will be entitled to receive a total value of approximately $2.5 million (collectively, not individually) in connection with the consummation of the merger and the associated termination of their employment from Mast, based on data available as of December 31, 2016. For further detail, see the section titled “Mast Proposal No. 4: Advisory Non-Binding Vote on Merger-Related Executive Compensation Arrangements.”

Q:	What will happen if stockholders do not approve the compensation that will or may become payable by Mast to its named executive officers in connection with the merger at the special meeting?

A:	Approval of the compensation that will or may become payable by Mast to its named executive officers in connection with the merger (and their associated termination from Mast) is not a condition to completion of the merger. The vote with respect to the compensation that will or may become payable by Mast to its named executive officers in connection with the merger is an advisory vote and will not be binding on Mast. Further, the severance agreements, equity awards and other arrangements governing the consideration the Mast named executive officers have received or will be eligible to receive in the merger are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger Agreement is adopted by the stockholders and the merger is completed, Mast’s named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger and their associated termination from Mast in accordance with the terms and conditions applicable to the employment and separation agreements, equity awards and other arrangements Mast has entered into with the named executive officers.

Q:	As a Savara stockholder, how does the Savara board of directors recommend that I vote?

A:	After careful consideration, the Savara board of directors (the “Savara Board”) unanimously recommends that Savara stockholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated thereby.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?

A:	You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Mast and Savara, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	The merger is anticipated to occur promptly after the Mast special meeting to be held on [●], 2017. For more information, please see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What do I need to do now?

A:	Mast and Savara urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a stockholder of Mast, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may also provide your proxy instructions via the Internet or telephone by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Mast stockholders.

If you are a stockholder of Savara, you may execute and return your written consent to Savara in accordance with the instructions provided.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:	If you are a Mast stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Mast Proposals Nos. 1, 4 and 5 and will have the same effect as voting against Mast Proposal Nos. 2 and 3, and your shares will not be counted for purposes of determining whether a quorum is present at the Mast special meeting.

Q:	May I vote in person at the special meeting of stockholders of Mast?

A:	If your shares of Mast common stock are registered directly in your name with the Mast transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Mast. If you are a Mast stockholder of record, you may attend the special meeting of Mast stockholders and vote your shares in person. Even if you plan to attend the Mast special meeting in person, Mast requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Mast special meeting if you are unable to attend. If your shares of Mast common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Mast stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Mast special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	When and where is the special meeting of Mast stockholders being held?

A:	The special meeting of Mast stockholders will be held at the offices of Mast located at 3611 Valley Centre Drive, Suite 500, San Diego, California 92130, at [●] local time, on [●], 2017. Subject to space availability, all Mast stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis.

Q:	If my Mast shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Mast common stock on matters requiring discretionary authority without instructions from you. Brokers are not expected to have discretionary authority to vote for Mast Proposals No. 1, 2, 3 or 4. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:	Mast stockholders of record, other than Mast stockholders who have signed voting agreements, may change their vote at any time before their proxy is voted at the Mast special meeting in one of three ways. First, a stockholder of record of Mast can send a written notice to the Secretary of Mast stating that it would like to revoke its proxy. Second, a stockholder of record of Mast can submit new proxy instructions either on a new proxy card or via the Internet or telephone. Third, a stockholder of record of Mast can attend the Mast special meeting and vote in person. Attendance alone will not revoke a proxy. If a Mast stockholder of record or a stockholder who owns Mast shares in “street name” has instructed a broker to vote its shares of Mast common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:	Mast and Savara will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Mast common stock for the forwarding of solicitation materials to the beneficial owners of Mast common stock. Mast will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Mast has retained Advantage Proxy to assist it in soliciting proxies using the means referred to above. Mast will pay the fees of Advantage Proxy, which Mast expects to be approximately $10,000, plus reimbursement of out-of-pocket expenses.

Q:	Who can help answer my questions?

A:	If you are a Mast stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Mast’s proxy solicitor:

ADVANTAGE PROXY

(877) 870-8565 (toll free)

(206) 870-8565 (collect)

ksmith@advantageproxy.com

If you are a Savara stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Savara Inc.

900 S. Capital of Texas Highway

Las Cimas IV, Suite 150

Austin, Texas 78746

Tel: (512) 961-1891

Attn: Chris Marich, Head of Business Operations

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Mast special meeting and the Savara stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

The Companies

Mast Therapeutics, Inc.

3611 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 552-0866

Mast Therapeutics, Inc., or Mast, is a biopharmaceutical company headquartered in San Diego, California. Mast’s lead product candidate, AIR001, is a sodium nitrite solution for intermittent inhalation via nebulization for the treatment of heart failure with preserved ejection fraction (HFpEF), which is currently in Phase 2 clinical development.

Savara Inc.

900 S. Capital of Texas Highway

Las Cimas IV, Suite 150

Austin, Texas 78746

Tel: (512) 961-1891

Savara Inc., or Savara, is a clinical-stage specialty pharmaceutical company focused on the development and commercialization of novel therapies for the treatment of serious or life-threatening rare respiratory diseases. Savara’s pipeline comprises AeroVanc, a Phase 3 ready inhaled vancomycin, and Molgradex, a Phase 2/3 stage inhaled granulocyte-macrophage colony-stimulating factor, or GM-CSF. Savara’s strategy involves expanding its pipeline of best-in-class products through indication expansion, strategic development partnerships and product acquisitions, with the goal of becoming a leading company in its field. Savara’s management team has significant experience in orphan drug development and pulmonary medicine, in identifying unmet needs, creating and acquiring new product candidates, and effectively advancing them to approvals and commercialization.

Savara acquired the assets of Copenhagen-based Serendex Pharmaceuticals A/S (“Serendex”) on July 15, 2016. Serendex was established in 2008 and listed on the Oslo Stock Exchange in 2014. Serendex operated as a public company until their delisting on May 4, 2016, ahead of its acquisition by Savara.

Victoria Merger Corp.

3611 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 552-0866

Victoria Merger Corp., or Merger Sub, is a wholly owned subsidiary of Mast and was formed solely for the purposes of carrying out the merger.

The Merger (see page 90)

If the merger is completed, Merger Sub will merge with and into Savara, with Savara surviving as a wholly owned subsidiary of Mast.

Immediately after the merger, subject to adjustments to reflect certain events that could occur prior to closing of the merger, Savara stockholders, option holders and warrant holders will own approximately 77% of the fully-diluted common stock of post-merger Mast, with Mast stockholders, option holders and warrant holders holding approximately 23% of the fully-diluted common stock of post-merger Mast. Savara outstanding warrants to purchase shares of Savara equity securities not exercised at or prior to the effective time of the merger will be converted into warrants to purchase Mast common stock. Mast will assume options to purchase Savara common stock that are outstanding and unexercised as of immediately prior to the effective time of the merger, and they will be converted into options to purchase Mast common stock. Mast will assume unvested shares of Savara restricted stock that are outstanding immediately prior to the effective time of the merger, and they will be converted into restricted shares of Mast common stock. The exchange ratio is determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement, and the percentage ownership figures are estimates. The foregoing percentages assume that the exchange ratio is not adjusted, as described in “The Merger — Merger Consideration and Adjustment” below.

For a more complete description of the merger exchange ratio, please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than three business days after the last of the conditions to the merger has been satisfied or waived, or at another time as Mast and Savara agree. Mast and Savara anticipate that the consummation of the merger will occur promptly after the Mast special meeting. However, because the merger is subject to a number of conditions, neither Mast nor Savara can predict exactly when the closing will occur or if it will occur at all. In connection with the merger, assuming that Mast receives the required stockholder approval of Mast Proposal No. 3, Mast will be renamed “Savara Inc.”

The reasons for the merger are described on pages 100 and 103.

Opinion of the Mast Financial Advisor (see page 104)

Roth Capital Partners LLC (“Roth”), the financial advisor of Mast, delivered to the Mast Board a written opinion dated January 6, 2017, addressed to the Mast Board, to the effect that, as of such date and based on and subject to the assumptions, factors, qualifications and limitations described in the opinion, the consideration to be paid by Mast in the merger was fair, from a financial point of view, to Mast. The full text of this written opinion to the Mast Board, which describes, among other things, the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth in preparing its opinion, is attached as Annex B to this proxy statement/prospectus/information statement and is incorporated by reference in its entirety into this proxy statement/prospectus/information statement. Holders of Mast common stock are encouraged to read the opinion carefully in its entirety. The Roth opinion was prepared solely for the information of the Mast Board for use in connection with its consideration of the merger. It does not address any other aspect of the proposed merger or any alternative to the merger. Neither Roth’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus/information statement are intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the merger or any other matter.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 135)

Immediately prior to the effective time of the merger, each share of Savara preferred stock outstanding at such time will be converted into shares of Savara common stock at a ratio determined in accordance with the Savara certificate of incorporation then in effect. At the effective time of the merger:

•	each share of Savara capital stock issued and outstanding immediately prior to the effective time of the merger will be converted into and represent the right to receive a number of shares of Mast common stock equal to the exchange ratio, as described below; and

•	each Savara Option will be assumed by Mast and will become an option to that number of shares of the common stock of Mast, or Mast Option, multiplied by the exchange ratio (and rounding the resulting number down to the nearest whole share), at an exercise price equal to the per share exercise price of such Savara Option divided by the exchange ratio (and rounding the resulting number up to the nearest whole cent);

•	each award of Savara Restricted Shares will be assumed by Mast and will become an award of a number of restricted shares of Mast, or Mast Restricted Shares, subject to vesting, determined by multiplying the number of Savara Restricted Shares subject to the award by the exchange ratio (and rounding the resulting number down to the nearest whole share); and

•	each Savara Warrant will be assumed by Mast and will become a warrant to purchase to that number of shares of the common stock of Mast, or Mast Warrants, multiplied by the exchange ratio (and rounding the resulting number down to the nearest whole share), at an exercise price equal to the per share exercise price of such Savara Warrant divided by the exchange ratio (and rounding the resulting number up to the nearest whole cent).

Immediately after the merger, based on the exchange ratio, Savara stockholders, warrantholders and optionholders will own approximately 77% of the fully-diluted common stock of Mast with Mast stockholders, optionholders and warrantholders holding approximately 23% of the fully-diluted common stock of Mast. The exchange ratio is determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

There will be no adjustment to the total number of shares of Mast common stock that Savara stockholders will be entitled to receive for changes in the market price of Mast common stock. Accordingly, the market value of the shares of Mast common stock issued pursuant to the merger will depend on the market value of the shares of Mast common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Savara Options and Savara Restricted Shares (see page 139)

At the effective time of the merger, each Savara Option, whether vested or not vested, will be converted into a Mast Option and each Mast Option may be exercised solely for shares of Mast common stock. Mast will assume the Savara Stock Option Plan. The number of shares of Mast common stock subject to each Mast Option will be determined by multiplying (i) the number of shares of Savara common stock that were subject to the underlying Savara Option by (ii) the exchange ratio, with the resulting number rounded down to the nearest whole number of shares of Mast common stock. The per share exercise price for the Mast common stock subject to such Mast Option will be determined by dividing (i) the per share exercise price of the underlying Savara Option by (ii) the exchange ratio, with the resulting number rounded up to the nearest whole cent.

Any restrictions on the exercise of assumed Savara Options will continue in full force and effect following the conversion and the term, exercisability, vesting schedules, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of the assumed Savara Options will generally remain unchanged; provided, that any Savara Options assumed by Mast may be subject to adjustment to reflect changes in Mast’s capitalization after the effective time of the merger and that the Mast Board or any committee thereof will succeed to the authority of the Savara Board with respect to each assumed Savara Option.

At the effective time, Savara Restricted Share will be exchanged for a Mast Restricted Share and each Mast Restricted Share will have, and be subject to, the same terms and conditions (including vesting terms) set forth in Savara’s Stock Option Plan and applicable Savara Restricted Share agreements relating thereto, as in effect immediately prior to the effective time of the merger. The number of Mast Restricted Shares that will be exchanged for an award of Savara Restricted Shares will equal the number of Savara Restricted Shares outstanding subject to such award immediately prior to the effective time of the merger multiplied by the exchange ratio, with the result rounded down to the nearest whole number of shares of Mast common stock.

Treatment of Savara Warrants (see page 139)

At the effective time of the merger, each Savara Warrant will be converted into a Mast Warrant and each Mast Warrant may be exercised solely for shares of Mast common stock. The number of shares of Mast common stock subject to each Mast Warrant will be determined by multiplying (i) the number of shares of Savara common stock that were subject to the underlying Savara Warrant by (ii) the exchange ratio, with the resulting number rounded down to the nearest whole number of shares of Mast common stock. The per share exercise price for the Mast common stock subject to such Mast Warrant will be determined by dividing (i) the per share exercise price of the underlying Savara Warrant by (ii) the exchange ratio, with the resulting number rounded up to the nearest whole cent.

Any restrictions on the exercise of assumed Savara Warrants will continue in full force and effect following the conversion and the term, exercisability and other provisions of the assumed Savara Warrants will otherwise remain unchanged; provided, that any Savara Warrants assumed by Mast may be subject to adjustment to reflect changes in Mast’s capitalization after the effective time of the merger.

Conditions to the Completion of the Merger (see page 140)

To consummate the merger, Mast stockholders must approve the merger and the issuance of shares of Mast common stock in the merger. In addition, the Merger Agreement anticipates approval of an amendment and restatement of the amended and restated certificate of incorporation of Mast (i) effecting the proposed Reverse Stock Split, and (ii) effecting a change of the Mast name to “Savara Inc.” Moreover, the Savara stockholders must adopt the Merger Agreement and approve the merger. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 144)

Each of Mast and Savara agreed that, subject to limited exceptions, Mast and Savara will not, and will not authorize or permit any of their respective subsidiaries or any of their respective controlled affiliates, officers, directors, employees, partners, attorneys, accountants, advisors, agents or representatives of such parties or of any such party’s subsidiaries or other controlled affiliates to, directly or indirectly:

•	solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any “acquisition proposal,” as defined below, or take any action that would reasonably be expected to lead to an acquisition proposal;

•	furnish any nonpublic information regarding it to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal;

•	approve, endorse or recommend an acquisition proposal; or

•	enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to an “acquisition transaction,” as defined in the Merger Agreement.

However, before obtaining the applicable Mast or Savara stockholder approvals required to adopt the Merger Agreement, each party may furnish nonpublic information regarding such party and its respective subsidiaries to, may enter into discussions with, or facilitate or cooperate with the submission of an acquisition proposal made by any person in response to any such acquisition proposal, that after consultation with a financial advisor and outside legal counsel, such party’s board of directors determines in good faith is, or would reasonably be expected to result in a “superior offer,” as defined in the Merger Agreement, if:

•	such acquisition proposal did not result from a breach of the no solicitation provisions of the Merger Agreement described above such party’s board of directors concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors to comply with its fiduciary duty obligations to its stockholders under applicable legal requirements;

•	at least two business days prior to furnishing any information or entering into discussions with a third party, such party must (i) give the other party written notice of the identity of the third party, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of that party’s intention to furnish information to, or enter into discussions with such third party and (ii) such party must receive from the third party an executed confidentiality agreement on terms no less favorable to such party than those in the confidentiality agreement between Mast and Savara, with such new confidentiality agreement to contain customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on or behalf of such party (as well as customary “standstill” provisions if Mast is the party entering into a new confidentiality agreement with the third party); and

•	substantially contemporaneous with furnishing of any information to a third party, such party furnishes the same information to the other party to the extent not previously furnished.

Termination of the Merger Agreement (see page 154)

Either Mast or Savara can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 156)

If the Merger Agreement is terminated under certain circumstances, Mast will be required to pay Savara a termination fee of $1.8 million, Savara will be required to pay Mast a termination fee of $2.5 million, or, Mast or Savara will be required in some circumstances, to reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $250,000.

Voting Agreements (see page 158)

Certain Savara securityholders that beneficially own or control approximately 30% of the voting power of Savara’s outstanding capital stock on an as-converted to common stock basis as of December 31, 2016 entered into voting agreements pursuant to which, among other things, they agreed to vote all of their shares of Savara capital stock in favor of the adoption of the Merger Agreement and the approval of the merger and the other transactions contemplated by the Merger Agreement, and any other matter that is reasonably necessary to facilitate the consummation of the merger and the other transactions contemplated by the Merger Agreement, against any “Acquisition Proposal,” as defined in the Merger Agreement, and against any other matter that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the merger or any of the transactions contemplated by the Merger Agreement.

Certain Mast securityholders that beneficially own or control less than one percent of the outstanding shares of Mast common stock as of March 2, 2017 entered into voting agreements pursuant to which, among other things, they agreed to vote all their shares of Mast capital stock in favor of the adoption of the Merger Agreement and the approval of the merger and the other transactions contemplated by the Merger Agreement, and any other matter that is reasonably necessary to facilitate the consummation of the merger and the other transactions contemplated by the Merger Agreement, against any “Acquisition Proposal,” as defined in the Merger Agreement, and against any other matter that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the merger or any of the transactions contemplated by the Merger Agreement.

Lock-Up Agreements (see page 158)

The Savara securityholders and Mast securityholders that entered into voting agreements also entered into lock-up agreements with Savara and Mast, respectively, pursuant to which they agreed not to, except in limited circumstances, (i) offer, pledge, sell, contract to sell, sell any option or contract purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend any shares of Mast common stock or securities convertible into, exercisable or exchangeable for or that represent the right to receive Mast common stock whether then owned or thereafter acquired (the “Securities”), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, (iii) make any demanded for or exercise any right with respect to the registration of any Mast common stock or any security convertible into or exercisable or exchangeable for Mast common stock or (iv) publicly disclose the intention to do any of the foregoing (each such restriction, the “lock-up restrictions”).

The lock-up restrictions automatically terminate with respect to one-third of the Securities on each of (i) the six-month anniversary of the date of the closing of the merger, (ii) the eight-month anniversary of the date of the closing of the merger and (iii) the ten-month anniversary of the date of the closing of the merger.

Management Following the Merger (see page 245)

Effective as of the closing of the merger, Mast’s executive officers are expected to be the current Savara management team:

Name	Title
Robert Neville	Chief Executive Officer
Taneli Jouhikainen	President and Chief Operating Officer
David Lowrance	Chief Financial Officer

Interests of Certain Directors, Officers and Affiliates of Mast and Savara (see pages 117 and 122)

When considering the recommendation of the Mast Board, you should be aware that Mast’s executive officers and directors have interests in the merger that are different from, or in addition to, your interests as a stockholder. The Mast Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be adopted by the stockholders of Mast. For example, Mast previously entered into severance agreements with its named executive officers that provide them with cash severance payments, cash payments intended to cover certain health insurance costs and the acceleration of their outstanding equity awards in the event their employment is terminated without cause following a change of control of Mast. In addition, certain of Mast’s directors and executive officers have options and RSUs, which shall RSU’s vest immediately prior to the consummation of the merger, and certain officers of Mast are eligible for a cash bonus award upon the consummation of the merger. None of Mast’s directors and executive officers are expected to continue with the combined company following the merger except for two members of the Mast Board who are expected to continue as directors of Mast upon the closing of the merger. All of Mast’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement and coverage pursuant to insurance policies maintained by Mast.

As of March 2, 2017, the directors and executive officers of Mast, together with their affiliates, owned less than one percent of the outstanding shares of Mast common stock, and each of the Mast directors and executive officers has entered into a voting agreement in connection with the merger. The voting agreement is discussed in greater detail in the section entitled “Agreements Related to the Merger — Voting Agreements” in this proxy statement/prospectus/information statement.

In considering the recommendation of the Savara Board with respect to approving the merger and related transactions by written consent, Savara stockholders should be aware that certain members of the board of directors and executive officers of Savara have interests in the merger that may be different from, or in addition to, interests they have as Savara stockholders. For example, certain of Savara’s directors and executive officers have options or restricted stock, subject to vesting, which options to purchase shares of Savara common stock which will be converted into and become options to purchase shares of Mast common stock, Savara’s directors and executive officers are expected to become directors and executive officers of Mast upon the closing of the merger and all of Savara’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

As of December 31, 2016, the directors and executive officers of Savara, together with their affiliates, owned approximately 8.65% of the outstanding shares of Savara capital stock, on an as converted to common stock basis. Savara officers and directors, and Serenova A/S, have also entered into a voting agreement in connection with the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger — Voting Agreements” in this proxy statement/prospectus/information statement.

Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger (see page 127)

Each of Mast and Savara intends the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization, in general, and subject to the qualifications and limitations set forth in the section entitled “The Merger — Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger,” the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of Savara common stock should be as follows:

•	a Savara stockholder should not recognize gain or loss upon the exchange of Savara common stock for Mast common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Mast common stock as described below;

•	a Savara stockholder’s aggregate tax basis for the shares of Mast common stock received in the merger (including any fractional share interest for which cash is received) should equal the stockholder’s aggregate tax basis in the shares of Savara common stock surrendered upon completion of the merger;

•	the holding period of the shares of Mast common stock received by a Savara stockholder in the merger should include the holding period of the shares of Savara common stock surrendered in exchange therefor provided the surrendered Savara common stock is held as a capital asset (generally, property held for investment) at the time of the merger; and

•	a Savara stockholder who receives cash in lieu of a fractional share of Mast common stock in the merger should recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share.

Completion of the merger, however, is not conditioned upon a receipt of an opinion from counsel that the merger qualifies as a reorganization, and the merger will occur even if the merger does not qualify as a reorganization and Savara stockholders are fully taxed on the shares of Mast common stock they receive in the merger. Moreover, the tax opinions received by Savara and Mast are based on representation letters delivered by Savara and Mast as to factual matters and on certain factual assumptions, including with respect to the number of Savara shares held by, and the amount of consideration payable to, Savara stockholders, if any, that exercise dissenters’ rights. These representation letters will be delivered as of the effective date of this registration statement. If any of the representations or assumptions on which the tax opinions are based proves incorrect, including because there is a change in facts or law between the date of the representation letters and the closing date of the merger, the U.S. federal income tax consequences of the merger described above may be adversely affected.

Tax matters are very complicated, and the tax consequences of the merger to a particular Savara stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “The Merger — Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger” beginning on page 127.

Risk Factors (see page 24)

Both Mast and Savara are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•	The exchange ratio is not adjustable based on the market price of Mast common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•	Failure to complete the merger may result in Mast and Savara paying a termination fee or expenses to the other and could harm the common stock price of Mast and the future business, liquidity and operations of each company;

•	If the conditions to the merger are not met, the merger may not occur;

•	The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes;

•	Some Mast and Savara executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•	The market price of the combined organization common stock may decline as a result of the merger;

•	Mast and Savara stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•	During the pendency of the merger, Mast and Savara may not be able to enter into a business combination with another party at a favorable price (subject to certain exceptions) because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•	Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement; and

•	Because the lack of a public market for Savara shares makes it difficult to evaluate the fairness of the merger, the stockholders of Savara may receive consideration in the merger that is less than the fair market value of the Savara shares or Mast may pay more than the fair market value of the Savara shares.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Mast and Savara both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 127)

In the United States, Mast must comply with applicable federal and state securities laws and the rules and regulations of the NYSE MKT in connection with the issuance of shares of Mast common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus/information statement is a part has not become effective.

National Securities Exchange Listing (see page 131)

Prior to consummation of the merger, Mast intends to file an initial listing application for the combined company with the NYSE MKT or another national securities exchange. If such application is accepted, Mast anticipates that Mast’s common stock will be listed on the NYSE MKT or such other national securities exchange following the closing of the merger under the trading symbol “SVRA.”

Anticipated Accounting Treatment (see page 131)

The merger will be treated by Mast as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Savara is considered to be acquiring Mast in the merger.

Appraisal Rights and Dissenters’ Rights (see page 131)

Holders of Mast common stock are not entitled to appraisal rights in connection with the merger. Savara stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law, or the DGCL, attached hereto as Annex C, and the section entitled “The Merger — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement.

Comparison of Stockholder Rights (see page 280)

Both Mast and Savara are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Savara stockholders will become stockholders of Mast, and their rights will be governed by the DGCL, the bylaws of Mast and, assuming Mast Proposals No. 2 and 3 are approved by Mast stockholders at the Mast special meeting, the amended and restated certificate of incorporation of Mast attached to this proxy statement/prospectus/information statement as Annex D. The rights of Mast stockholders contained in the amended and restated certificate of incorporation and bylaws of Mast differ from the rights of Savara stockholders under the amended and restated certificate of incorporation and bylaws of Savara, as more fully described under the section entitled “Comparison of Rights of Holders of Mast Stock and Savara Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Mast and Savara, summary unaudited pro forma condensed combined financial data for Mast and Savara, and comparative historical and unaudited pro forma per share data for Mast and Savara.

Selected Historical Consolidated Financial Data of Mast

The selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from Mast’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The consolidated statements of operations data for the years ended December 31, 2013 and 2012 and the balance sheet data as of December 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements that are not included in this proxy statement/prospectus/information statement. Mast’s historical results are not necessarily indicative of results that may be expected in any future period.

The selected historical consolidated financial data below should be read in conjunction with the section titled “Mast Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors — Risks Related to Mast” and Mast’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except for share and per share data)

	Years ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except per share amounts)
Revenues	$128	$—	$—	$—	$—
Operating expenses:
Research and development	20,793	28,264	19,435	12,902	8,088
Selling, general and administrative	9,342	10,963	9,488	8,518	7,519
Transaction-related expenses	301	—	271	80	(69)
Impairment of IPR&D	6,049	—	—	—	—
Depreciation and amortization	99	146	85	39	90

Total operating expenses	36,584	39,373	29,279	21,539	15,628

Loss from operations	(36,456)	(39,373)	(29,279)	(21,539)	(15,628)
Interest income	122	130	69	60	74
Interest expense	(2,132)	(603)	—	—	—
Other income/(expense), net	(43)	4	508	(1)	(5)

Loss before income taxes	(38,509)	(39,842)	(28,702)	(21,480)	(15,559)
Income tax benefit	2,409	—	—	—	—

Net loss	$(36,100)	$(39,842)	$(28,702)	$(21,480)	$(15,559)

Net loss per share - basic and diluted	$(0.17)	$(0.25)	$(0.23)	$(0.28)	$(0.33)

Weighted average shares outstanding - basic and diluted	208,484,370	162,219,116	122,409,183	76,585,752	47,641,043
Comprehensive Loss:
Net loss	$(36,100)	$(39,842)	$(28,702)	$(21,480)	$(15,559)
Other comprehensive income/(loss)	18	8	(4)	(19)	—

Comprehensive loss	$(36,082)	$(39,834)	$(28,706)	$(21,499)	$(15,559)

Consolidated Balance Sheet Data

	At December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investment securities	11,282	40,981	57,289	44,392	36,511
Working capital	7,319	19,079	49,965	40,695	34,603
Total assets	17,922	54,217	70,500	55,250	46,972
Total stockholders’ equity	9,759	23,889	58,658	47,808	41,792

Selected Historical Consolidated Financial Data of Savara

The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from Savara’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. Savara’s historical results are not necessarily indicative of the results that may be expected in any future period.

The selected historical consolidated financial data below should be read in conjunction with the section titled “Savara Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors — Risks Related to Savara’s Capital Requirements and Financial Condition” and Savara’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

Consolidated Statements of Operations Data:

	Year Ended December 31,
	2016	2015
	(in thousands)
Grant Revenue	$400	$54
Operating expenses:
Research and development	8,182	4,321
General and administrative	2,820	1,650
Depreciation	346	6

Total operating expenses	11,348	5,977

Loss from operations	(10,948)	(5,923)

Other expense	332	3,076
Income tax (benefit)	(357)	—

Net loss	$(10,923)	$(8,999)

Net loss per common share, basic and diluted	$(3.29)	$(5.55)

Weighted average shares used in computing net loss per common share, basic and diluted	3,348,647	1,653,259

Consolidated Balance Sheet Data:

	As of December 31,
	2016	2015

	(in thousands)
Cash	$13,373	$16,683
Working capital	11,158	15,680
Total assets	28,934	17,854
Convertible promissory notes	3,448	—
Accumulated deficit	(38,406)	(27,483)
Total stockholders’ equity/(deficit)	(35,875)	(27,328)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Mast and Savara

The following information does not give effect to the proposed Reverse Stock Split of Mast common stock described in Mast Proposal No. 2.

The following selected unaudited pro forma condensed combined financial information has been prepared to reflect the acquisitions of Mast and Serendex by Savara using the acquisition method of accounting. On January 6, 2017, Savara and Mast entered into an Agreement and Plan of Merger and Reorganization pursuant to which a wholly owned subsidiary of Mast will merge with and into Savara, with Savara becoming a wholly owned subsidiary of Mast and the surviving corporation of the merger. For accounting purposes, Savara is considered to be acquiring Mast in the merger. In addition, on July 15, 2016, Savara completed its acquisition of Serendex.

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the Securities and Exchange Commission (SEC). The unaudited pro forma condensed combined balance sheet as of December 31, 2016 is presented as if the merger had been completed on December 31, 2016. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 assumes that both the merger and Savara’s acquisition of Serendex took place as of January 1, 2016, and combines the historical results of Mast and Savara and the pre-acquisition historical results of Serendex.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the year ended December 31, 2016 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each share of Savara common stock will convert into the right to receive approximately 41 shares of Mast common stock, subject to adjustment to account for the effect of the proposed Reverse Stock Split of Mast common stock to be implemented prior to the consummation of the merger. The estimated exchange ratio calculation used herein is based upon Mast’s capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Mast common stock prior to the consummation of the merger.

Year Ended December 31, 2016
(in thousands except per share amounts)
Unaudited Pro Forma Combined Statement of Operations Data:
Grant revenue	$528
Operating expenses:
Research and development	33,077
General and administrative	14,510
Impairment of IPR&D	6,049
Transaction related costs	—
Depreciation and amortization	445

Total operating expenses	54,081

Loss from operations	(53,553)
Interest and other income (expense), net	(2,443)

Loss before income taxes	$(55,996)
Income taxes	2,766

Net loss	(53,230)
Accretion of redeemable convertible preferred stock	(94)

Net loss attributable to common stockholders	(53,324)

Basic and diluted net loss per share	$(0.06)

As of December 31, 2016
(in thousands)
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$21,915
Working capital	13,145
Total assets	75,176
Total stockholders’ equity	37,785

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net loss and book value per share of Mast common stock and the historical net loss and book value per share of Savara common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Mast with Savara on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed reverse stock split of Mast common stock described in Mast Proposal No. 2.

You should read the tables below in conjunction with the audited financial statements of Mast included in this proxy statement/prospectus/information statement and the audited financial statements of Savara included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

MAST

Year Ended December 31, 2016
Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.17)
Tangible book value per share	0.02

SAVARA

Year Ended December 31, 2016
Historical Per Common Share Data:
Basic and diluted net loss per share	$(3.29)
Tangible book value per share	(1.65)

MAST AND SAVARA

Year Ended December 31, 2016
Combined Company Pro Forma Data:
Basic and diluted net loss per share	$(0.06)
Tangible book value per share	(0.01)

MARKET PRICE AND DIVIDEND INFORMATION

Market Information

Mast’s common stock trades under the symbol “MSTX” on the NYSE MKT equities market. The following table sets forth the high and low sale prices for Mast common stock in each full quarterly period within the three most recent fiscal years.

	Sales Price
	High	Low
Year Ended December 31, 2014
First Quarter	$1.10	$0.45
Second Quarter	0.73	0.52
Third Quarter	0.69	0.53
Fourth Quarter	0.60	0.40
Year Ended December 31, 2015
First Quarter	$0.63	$0.42
Second Quarter	0.58	0.46
Third Quarter	0.60	0.38
Fourth Quarter	0.59	0.37
Year Ended December 31, 2016
First Quarter	$0.50	$0.21
Second Quarter	0.48	0.27
Third Quarter	0.71	0.09
Fourth Quarter	0.16	0.07
Year Ended December 31, 2017
First Quarter (through March 9, 2017)	$0.23	$0.09

On March 9, 2017, the last reported sale price of Mast’s common stock on the NYSE MKT was $0.11 per share. As of March 2, 2017, Mast had approximately 116 record holders of its common stock. The number of beneficial owners is substantially greater than the number of record holders because a large majority of Mast’s outstanding common stock is held of record through brokerage firms in “street name.”

Dividend Policy

Mast has never declared or paid any cash dividends on its common stock and does not anticipate declaring or paying any cash dividends on its common stock in the foreseeable future. Mast expects to retain all available funds and any future earnings to support operations and fund the development and growth of its business.

RISK FACTORS

The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Mast because these risks may also affect the combined company — these risks can be found in Mast’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The exchange ratio is not adjustable based on the market price of Mast common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the exchange ratio for the Savara common stock, and the exchange ratio is only adjustable upward or downward under certain circumstances as described in “The Merger — Merger Consideration and Adjustment.” Any changes in the market price of Mast common stock before the completion of the merger will not affect the number of shares Savara securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Mast common stock declines from the market price on the date of the Merger Agreement, then Savara securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger the market price of Mast common stock increases from the market price on the date of the Merger Agreement, then Savara securityholders could receive merger consideration with substantially more value for their shares of Savara capital stock than the parties had negotiated for in the establishment of the exchange ratio. Because the exchange ratio does not adjust as a result of changes in the value of Mast common stock, for each one percentage point that the market value of Mast common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Savara securityholders.

Failure to complete the merger may result in Mast and Savara paying a termination fee or expenses to the other party and could harm the common stock price of Mast and future business and operations of each company.

If the merger is not completed, Mast and Savara are subject to the following risks:

•	if the Merger Agreement is terminated under certain circumstances, Mast will be required to pay Savara a termination fee of $1.8 million;

•	if the Merger Agreement is terminated under certain circumstances, Savara will be required to pay Mast a termination fee of $2.5 million;

•	the price of Mast stock may decline and remain volatile, which may result in Mast being delisted from the NYSE MKT; and

•	costs related to the merger, such as legal and accounting fees, and with respect to Mast, tail insurance premiums, which Mast and Savara estimate will total approximately $2.6 million and $1.5 million, respectively, some of which must be paid even if the merger is not completed.

In addition, if the Merger Agreement is terminated and the Mast Board or Savara Board determines to seek another business combination, there can be no assurance that either Mast or Savara will be able to find a partner willing to provide equivalent or more attractive strategic alternative than the proposed merger.

If the conditions to the merger are not met, the merger may not occur.

Even if the merger is approved by the stockholders of Mast and Savara, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Mast and Savara cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or will be delayed, and Mast and Savara each may lose some or all of the intended benefits of the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Mast or Savara can refuse to complete the merger if there is a material adverse change affecting the other party between the date of the Merger Agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Mast or Savara, including:

•	any effect, change, event, circumstance or development in the conditions generally affecting the industries in which Savara and Mast operate or the United States or global economy or capital markets as a whole;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation of worsening thereof;

•	any failure by Mast or Savara to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after January 6, 2017;

•	any changes in GAAP or applicable legal requirements after January 6, 2017; or

•	with respect to Mast, any change in the price or trading volume of Mast Common Stock.

If adverse changes occur and Mast and Savara still complete the merger, the combined organization stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Mast, Savara or both.

Some Mast and Savara executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Mast and Savara participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, cash and equity bonuses contingent upon the closing of the merger, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. For example, Mast previously entered into severance agreements with its named executive officers that provide them with cash severance payments, cash payments intended to cover certain health insurance costs and the acceleration of their outstanding equity awards in the event their employment is terminated without cause following a change of control of Mast. In addition, certain of Mast’s directors and executive officers have options and RSUs, which RSUs shall vest immediately prior to the date the merger is consummated, and certain officers of Mast are eligible for a cash bonus award upon the closing of the merger. Two members of the Mast Board are expected to continue as directors of Mast upon the closing of the merger, and all of Mast’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement and coverage pursuant to insurance policies maintained by Mast.

Based on the terms of their respective severance agreements, outstanding equity awards and Mast’s January 2017 incentive awards, Mast’s named executive officers will be entitled to receive a total value of approximately $2.5 million (collectively, not individually) in connection with the consummation of the merger and the associated termination of their employment from Mast, based on data available as of March 2, 2017.

The market price of Mast common stock following the merger may decline as a result of the merger.

The market price of Mast common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects of the combined organization’s business and prospects from the merger;

•	the effect of the merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined organization does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Mast and Savara stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the merger, Mast and Savara stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Mast and Savara may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Mast and Savara to make acquisitions, subject to certain exceptions relating to fiduciaries duties, as set forth below, or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party, subject to certain exceptions described below. These restrictions apply even if such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Mast and Savara from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and is reasonably capable of being consummated and that failure to cooperate with the proponent of the proposal is reasonably likely to result in a breach of the board’s fiduciary duties. In addition, if Mast or Savara terminate the Merger Agreement under certain circumstances, including terminating because of a decision of a board of directors to recommend a superior proposal, Mast would be required to pay a termination fee of $1.8 million to Savara or Savara would be required to pay a termination fee of $2.5 million to Mast, respectively. This termination fee may discourage third parties from submitting alternative takeover proposals to Mast or Savara or their stockholders, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for Savara shares makes it difficult to evaluate the fairness of the merger, the stockholders of Savara may receive consideration in the merger that is less than the fair market value of the Savara shares and/or Mast may pay more than the fair market value of the Savara shares.

The outstanding capital stock of Savara is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Savara. Because the percentage of Mast equity to be issued to Savara securityholders was determined based on negotiations between the parties, it is possible that the value of the Mast common stock to be received by Savara securityholders will be less than the fair market value of Savara, or Mast may pay more than the aggregate fair market value for Savara.

If the merger does not qualify as a tax-free reorganization, the receipt of Mast common stock pursuant to the merger could be fully taxable to all Savara stockholders.

Each of Mast and Savara intends the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, completion of the merger is not conditioned upon receipt of an opinion from counsel dated as of the closing date that the merger qualifies as a reorganization. The tax opinions received by Savara and Mast as of the effective date of this proxy statement/prospectus/information statement are based on representation letters delivered as of such date by Savara and Mast pertaining to factual matters and on certain factual assumptions, including with respect to the number of Savara shares held by, and the amount of consideration payable to, Savara stockholders, if any, that exercise dissenters’ rights. If any of these assumptions or representations proves incorrect, for example, if there is a change in applicable law or if consideration paid to Savara stockholders exercising dissenters’ rights is significant, the merger could be fully taxable to all Savara stockholders. See the section entitled “The Merger — Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger” beginning on page 127.

The exchange ratio is subject to an upward adjustment to the extent that Mast’s net cash at the effective time of the merger is less than zero dollars and as a result, Mast securityholders could own less of the combined company.

The exchange ratio is subject to an upward adjustment to the extent that Mast’s net cash at the effective time of the merger is less than zero dollars ($0.00) and, as a result, Mast securityholders could own less, and Savara securityholders could own more, of the combined company. Certain of Mast’s outstanding warrants provide that, in the event of certain fundamental transactions, whereby a person or group of persons acquires more than 50% of Mast’s common stock, then, holders of such outstanding warrants may elect and require Mast to purchase the warrants held by such holder by making a cash payment in an amount equal to the Black-Scholes Value of the remaining unexercised portion of such holder’s warrants. Mast does not believe that any cash payment is required pursuant to the terms of the warrants as a result of the Merger; provided, however, that if Mast shall be required pursuant to the terms of the warrants to make any cash payments or otherwise settle the warrants prior to closing, the exchange ratio could be adjusted to adversely impact the ownership of Mast stockholders of the combined company.

Risks Related to Mast

Risks Related to Mast’s Capital Requirements, Finances and Operations

Mast is a clinical-stage company with no drug products approved for commercial sale, Mast has incurred net losses since Mast’s inception, Mast expects to incur substantial losses and negative operating cash flow for the foreseeable future, and Mast needs additional funding to continue to conduct its operations and advance development of its product candidates.

Mast is a clinical-stage biopharmaceutical company and has not generated sustainable revenue from operations or been profitable since inception, and it may never achieve profitability. Mast has devoted its resources to acquiring and developing proprietary product candidates, but such product candidates cannot be marketed until clinical development is completed and governmental approvals have been obtained. None of its product candidates has been approved for sale by any regulatory agency or is available for commercial sale and each will require significant additional capital to advance their development toward regulatory approval for commercial sale.

For the years ended December 31, 2016, 2015 and 2014, Mast incurred losses from operations of $36.5 million, $39.4 million and $29.3 million, respectively, and its net cash used in operating activities was $37.3 million $32.9 million and $24.6 million, respectively. At December 31, 2016, Mast had an accumulated deficit of $311.1 million, its cash, cash equivalents and investment securities were $11.3 million, and its working capital was $7.3 million. Mast expects to continue to incur substantial operating losses for the next several years as Mast advances its product candidates, which are in intermediary to early stages of development, through clinical studies and other development activities necessary to seek approval from the FDA and regulatory authorities outside of the U.S. to commercialize them. Accordingly, there is no current source of revenue from operations, much less profits, to sustain Mast’s present activities. Further, no revenue from operations will likely be available until, and unless, one of Mast’s product candidates is approved by the FDA or another regulatory agency and successfully marketed, or Mast enters into an arrangement that provides for licensing revenue or other partnering-related funding, outcomes which Mast may not achieve.

Mast estimates that its existing capital resources are sufficient to fund its current and planned operations into the second quarter of 2017. Mast is focused on managing its operating expenses and maintaining adequate cash to run its business through consummation of the proposed merger with Savara. There can be no assurances that Mast will be successful in completing the merger with Savara or in maintaining or raising sufficient additional capital to fund continued operations if the merger is not consummated.

Mast cannot predict the extent of its future operating losses and accumulated deficit, and Mast may never generate sufficient revenues to achieve or sustain profitability. To become and remain profitable, Mast must succeed in developing and obtaining required regulatory approvals and commercializing its product candidates. This will require Mast to succeed in a range of challenging activities, and many aspects of drug development are inherently unpredictable. Mast may never succeed in obtaining the FDA’s or another regulatory authority’s approval to market its product candidates or otherwise generate revenues sufficient to achieve profitability.

There is substantial doubt as to Mast’s ability to continue as a going concern.

At December 31, 2016, Mast’s cash, cash equivalents and investment securities were $11.3 million and its working capital was $7.3 million. Mast continues to incur significant operating losses, it does not believe its capital resources as of December 31, 2016 will be sufficient to fund its planned operations for the next 12 months, and it may not be able to raise additional capital as and when needed. These uncertainties raise substantial doubt regarding Mast’s ability to continue as a going concern.

As more fully discussed in Note 1 to the condensed consolidated financial statements included in this proxy statement/prospectus/information statement and “Mast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this report, if it is unable to complete the proposed merger with Savara, Mast may elect to, among other things, attempt to complete another strategic transaction like the proposed merger, attempt to sell or otherwise dispose of Mast’s various assets, or continue to operate its business, focusing on advancing the development of AIR001. If the Mast Board decides to dissolve the company and liquidate its assets, Mast would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount or timing of available cash left to distribute to Mast’s stockholders after paying its debts and other obligations and setting aside funds for potential future claims. If Mast attempts to continue to operate its business, focusing on development of AIR001, Mast would need to raise significant additional funds to fund its operations and execute on its business strategy and Mast may not be successful in those efforts.

Mast has historically been able to raise capital through equity offerings; however, there is no assurance that Mast will be successful in that regard in the future or that it will be able to obtain sufficient, or any, additional capital on acceptable terms, or at all. Further, Mast has based its estimated capital needs on assumptions that may prove to be wrong and cannot assure you that estimates and assumptions will not change. For example, Mast is currently assuming that the investigator-sponsored clinical studies of AIR001 it is supporting will be completed without its commitment of resources beyond what Mast’s current agreements require. If Mast’s estimated funding needs change and/or sufficient capital is not available, Mast may be required to further reduce the scope of, delay, or eliminate its ongoing and planned product development activities, any of which could have a material adverse effect on Mast’s business and may impair its intangible assets. In addition, Mast has incurred and expects to incur significant costs related to the proposed merger, such as financial advisor, legal and accounting fees, some of which must be paid even if the merger is not completed, and the extent of these costs may exceed Mast’s current estimates.

The consolidated financial statements of Mast included in this proxy statement/prospectus/information statement have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements of Mast do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the uncertainty related to Mast’s ability to continue as a going concern.

Mast’s product candidates are at intermediary to early stages of development, the success of Mast’s business currently is dependent largely on its ability to advance development of AIR001 for the treatment of HFpEF, and if clinical studies of AIR001 are not successful, Mast’s business, financial condition and results of operations may be materially adversely affected and the price of Mast’s common stock may decline.

None of Mast’s product candidates have been approved for sale by any regulatory agency or is available for commercial sale. Mast is focusing its resources primarily on the development of AIR001. Accordingly, the success of Mast’s business currently is highly dependent on its ability, or that of a future partner, to successfully develop, obtain regulatory approval for and then successfully commercialize AIR001 and Mast’s efforts, or those of a future partner, in this regard may prove unsuccessful. Ongoing clinical studies of AIR001 may not demonstrate the safety and efficacy necessary to support continued clinical development. In addition, continued development of AIR001 will require significant additional research, formulation and manufacture development, and extensive clinical testing prior seeking regulatory approval for commercial sale and will take several years. The drug development and regulatory approval process is subject to many risks, including the risks discussed in other risk factors below, and AIR001 may never receive marketing approval from the FDA or any regulatory agency. If the results or timing of Mast’s clinical or nonclinical studies, regulatory filings, the regulatory process, regulatory developments, and other activities, actions or decisions related to AIR001 do not meet Mast’s expectations or those of securities market participants, the market price of Mast’s common stock could decline significantly. If any of Mast’s product candidates is approved by the FDA or any foreign regulatory agency, Mast’s ability to generate revenue will depend in substantial part on the extent to which that drug product is accepted by the medical community and reimbursed by third-party payers, as well as Mast’s ability to market and sell the product and ensure that Mast’s third-party manufacturers produce it in quantities sufficient to meet commercial demand, if any.

The terms of Mast’s debt facility place restrictions on its operating and financial flexibility, and failure to comply with covenants or to satisfy certain conditions of the agreement governing the debt facility may result in acceleration of Mast’s repayment obligations and foreclosure on its pledged assets, which could significantly harm Mast’s liquidity, financial condition, operating results, business and prospects and cause the price of Mast’s common stock to decline.

As of March 2, 2017, Mast had an outstanding principal balance of $3.0 million under its debt facility with Hercules Capital, Inc. and Hercules Technology III, L.P. (collectively referred to as Hercules) that is secured by a lien covering substantially all of Mast’s assets, excluding intellectual property, but including proceeds from the sale, licensing or disposition of Mast’s intellectual property. The loan and security agreement governing the debt facility requires Mast to comply with a number of covenants (affirmative and negative), including restrictive covenants that limit Mast’s ability to: incur additional indebtedness; encumber the collateral securing the loan; acquire, own or make investments; repurchase or redeem any class of stock or other equity interest; declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest; transfer a material portion of Mast’s assets; acquire other businesses; and merge or consolidate with or into any other organization or otherwise suffer a change in control, in each case subject to exceptions. Mast’s intellectual property also is subject to customary negative covenants. In addition, subject to limited exceptions, Hercules could declare an event of default upon the occurrence of any event that it interprets as having a material adverse effect upon Mast’s business, operations, properties, assets, or financial condition or upon Mast’s ability to perform or pay the secured obligations under the loan and security agreement or upon the collateral or Hercules’ liens on the collateral under the agreement, thereby requiring Mast to repay the loan immediately, together with a prepayment charge of up to 2% of the then outstanding principal balance and end-of-term charge of $712,500, or renegotiate the terms of the agreement. Although, in and of itself, the occurrence of adverse results or delays in any clinical study or the denial, delay or limitation of approval of or taking of any other regulatory action by the FDA or another governmental entity will not constitute a material adverse effect under Mast’s loan and security agreement with Hercules, Hercules may determine that such an event together with contemporaneous events or circumstances constitutes a material adverse effect upon Mast’s business, operations, properties, assets, or financial condition or upon Mast’s ability to perform or pay the secured obligations under the loan and security agreement. If Mast defaults under the facility, Hercules may accelerate all of Mast’s repayment obligations and, if Mast is unable to access funds to meet those obligations or to renegotiate Mast’s agreement, Hercules could take control of Mast’s pledged assets and Mast could immediately cease operations. If Mast were to renegotiate its agreement under such circumstances, the terms may be significantly less favorable to Mast. If Mast were liquidated, Hercules’ right to repayment would be senior to the rights of Mast’s stockholders to receive any proceeds from the liquidation.

In connection with the proposed merger with Savara, because the merger would result in a change in control of Mast, and would otherwise trigger immediate repayment of the outstanding amount of all principal, accrued interest, accrued, unpaid fees and expenses, together with a prepayment charge of 2% of the principal balance and an end of term charge of $712,500 (referred to as the Change in Control Prepayment Provisions), in March 2017, Mast entered into an amendment to its loan and security agreement with Hercules. As a result of this amendment, the proposed merger with Savara would not trigger the Change in Control Repayment Provisions and the loan would remain in place upon its existing terms, including the January 1, 2019 scheduled maturity date, following consummation of the proposed merger provided the transaction is completed on or before April 30, 2017. However, beginning on the effective date of the amendment, the terms of the agreement, as amended, will include the minimum cash requirements described below. The amendment will become effective only if and as of the date of consummation of the merger with Savara. If the amendment becomes effective, the combined company would be required to maintain (a) at least $4 million of cash unless and until Mast, Savara or the combined company raised at least $6 million in net cash proceeds from equity and/or subordinated debt financings on or before April 30, 2017 and (b) at least $2 million of cash unless and until Mast, Savara or the combined company raised at least $20 million in net cash proceeds from equity and/or subordinated debt financings and/or other financing sources approved by Hercules (including grant amounts) on or before August 31, 2017. The combined company’s failure to comply with these requirements would be an event of default, providing Hercules with the right to require immediate repayment in full of the loan and to exercise other remedies against combined company, including those described above.

Any declaration by Hercules of an event of default could significantly harm Mast’s liquidity, financial condition, operating results, business, and prospects and cause the price of Mast’s common stock to decline.

Mast will need to obtain additional funding to pursue its current business strategy and continue as a going concern and Mast may not be able to obtain such funding on a timely basis, or on commercially reasonable terms, or at all. Any capital-raising transaction Mast is able to complete may result in substantial dilution to its existing stockholders, require Mast to relinquish significant rights, or restrict its operations.

As discussed above, based on its projected operating expenses and capital needs, Mast’s cash, cash equivalents and investment securities as of December 31, 2016, Mast believes that its capital resources will be sufficient to fund its operations into the second quarter of 2017, but, if the proposed merger with Savara is not completed within the timeframe Mast currently expects, or at all, it would need additional capital to continue operations. In addition, Mast may utilize its current financial resources sooner than it currently expects if it incurs unanticipated expenses or the estimates and assumptions on which Mast has based its estimated capital needs prove to be wrong, in which case Mast’s capital resources may not be sufficient to fund operations into the second quarter of 2017.

Although Mast was able to raise significant funds in the past through equity financings and a debt financing, the conditions of and Mast’s access to capital markets are highly variable and adequate additional equity or debt financing may not be available to Mast in the future on acceptable terms, or on a timely basis, or at all. Further, each of these financing alternatives carries risks. Raising capital through the issuance of Mast’s common stock, or securities convertible into or exercisable for Mast’s common stock, may depress the market price of Mast’s common stock and may substantially dilute Mast’s existing stockholders. In addition, even if Mast were able to raise capital through the sale and issuance of its common stock, Mast may not have enough authorized common stock available to raise additional capital that would be sufficient to fund planned operations for the next 12 months. As of March 2, 2017, approximately 115 million of Mast’s authorized shares of common stock were not outstanding or reserved for issuance under outstanding warrants and equity awards, equity incentive plans or other rights. Assuming a sale price of $0.12 per share, which was the closing price of Mast’s common stock on March 2, 2017, gross proceeds from the sale of all 115 million available shares would be approximately $13.8 million, but any financing transaction available to Mast in the near-term likely would involve a sale price at a discount to market and/or significant warrant coverage. Assuming 100% warrant coverage and a sale price of $0.12 per unit, gross proceeds from the sale of all 115 million available shares would be approximately $6.9 million. If instead Mast seeks to raise capital through strategic transactions, such as licensing arrangements or sales of one or more of Mast’s technologies or product candidates, Mast may be required to relinquish valuable rights and dilute the current and future value of Mast’s assets. For example, any licensing arrangement likely would require Mast to share with its licensee a significant portion of any revenues generated by Mast’s licensed technologies. Additionally, Mast’s control over the development and/or marketing of any products or product candidates licensed or sold to third parties likely would be reduced and thus Mast may not realize the full value of any such products or product candidates. Debt financings would likely involve covenants and/or repayment provisions that would restrict Mast’s operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of Mast’s assets, including requirements to maintain specified amounts of cash or restrictions on Mast’s ability to license or sell Mast’s intellectual property assets, as well as prohibitions on Mast’s ability to create liens or make investments and may, among other things, preclude Mast from making distributions to its stockholders (either by paying dividends or redeeming stock) and taking other actions beneficial to its stockholders. In addition, investors could impose more one-sided investment terms and conditions on companies that have or are perceived to have limited remaining funds or limited ability to raise additional funds. The lower Mast’s cash balance, the more difficult it is likely to be for it to raise additional capital on commercially reasonable terms, or at all.

Notwithstanding efforts on Mast’s part to raise additional capital, adequate additional funding may not be available on acceptable terms, or on a timely basis, or at all. Mast may incur significant costs in pursuing, evaluating and negotiating particular capital-raising and/or strategic or partnering transactions, even if Mast’s efforts prove unsuccessful.

Mast believes global economic conditions, such as volatility in the U.S. and international equity markets, may adversely impact its ability to raise additional capital. Mast’s failure to raise capital as needed would have a material adverse effect on its financial condition and ability to pursue its business strategy and Mast potentially may be unable to continue as a going concern and required to liquidate its assets and dissolve the company.

If Mast is unable to consummate the merger with Savara or raise sufficient additional capital as needed, Mast may be forced to delay, reduce or discontinue development of its product candidates, partner them or dispose of its assets at inopportune times or pursue less expensive but higher-risk and/or lower-return development paths.

If Mast is not able to consummate the proposed merger with Savara or raise sufficient additional capital as needed, Mast may be required to delay, reduce or discontinue one or more of its development programs, to seek collaborators or buyers at an earlier stage than otherwise would be desirable or on terms less favorable than might otherwise be available, or to liquidate its assets and dissolve the company. For example, if Mast does not have sufficient capital, it may determine to delay or suspend planned or ongoing clinical or nonclinical studies or other development activities and/or not to conduct other studies or activities intended to enhance its intellectual property position, improve the probability of regulatory approval, or expand the scope of a product candidate’s clinical benefit and market potential. Delays in and/or reduction of development activities could impair Mast’s ability to realize the full clinical and market potential of a product candidate and have a material adverse effect on Mast’s business and financial condition. In addition, suspension or discontinuation of a development program may be viewed negatively, which could adversely affect the price per share of Mast’s common stock.

To the extent it discontinues independent development of a product candidate, Mast may not realize any value from its investment in the discontinued program. Even if Mast pursues a strategic option, such as partnering, selling or exclusively licensing the program to a third party, such an option may not be available on acceptable terms or at all, and Mast may not realize any return on its investment in the program.

In addition, if Mast determines its financial resources are insufficient to fund its operations even after implementing additional cost saving measures and reducing the scope of its operations, Mast may be required to dispose of or liquidate its assets at values significantly less than what Mast believes their values to be and at which they are carried on Mast’s financial statements.

The process of developing and seeking regulatory approval of, and ultimately commercializing, investigational new drug products requires expenditure of substantial resources, and Mast cannot estimate with reasonable certainty the duration of or costs to complete its development programs.

Mast’s capital requirements for the foreseeable future will depend in large part on, and could increase significantly as a result of, Mast’s expenditures on its development programs. Future expenditures on Mast’s development programs are subject to many uncertainties, and will depend on, and could increase significantly as a result of, many factors, including:

•	the number, size, complexity, results and timing of Mast’s drug development programs;

•	the timing and terms of any collaborative or other strategic arrangement that Mast may establish;

•	the number of clinical and nonclinical studies necessary to demonstrate acceptable evidence of the safety and efficacy of a product candidate in a particular indication;

•	the number of patients who participate, the rate of enrollment, and the ratio of randomized to evaluable patients in each clinical study;

•	the number and location of sites and the rate of site initiation in each study;

•	the duration of patient treatment and follow-up;

•	the potential for additional safety monitoring or other post-marketing studies that may be requested by regulatory agencies;

•	the time and cost to manufacture clinical trial material and commercial product, including process development and scale-up activities, and to conduct stability studies, which can last several years;

•	the degree of difficulty and cost involved in securing alternate manufacturers or suppliers of drug product, components or delivery devices, as necessary to meet FDA requirements and/or commercial demand;

•	the costs, requirements, timing of, and the ability to, secure regulatory approvals;

•	the extent to which Mast increases its workforce and the costs involved in recruiting, training and incentivizing new employees;

•	the costs related to developing, acquiring and/or contracting for sales, marketing and distribution capabilities, supply chain management capabilities, and regulatory compliance capabilities, if Mast obtains regulatory approval for a product candidate and commercialize it without a partner;

•	competing technologies and market developments; and

•	the costs involved in establishing, enforcing or defending patent claims and other proprietary rights.

Mast may not be able to raise capital when needed or reduce other expenditures to offset expenditures on Mast’s development programs, which could have a material adverse effect on its financial condition and ability to pursue its business strategy.

Mast’s ability to raise capital may be limited by applicable laws and regulations.

Historically, Mast has raised capital primarily through the sale of its equity securities. In recent years, Mast has raised substantial funding through equity offerings conducted under “shelf” registration statements on Form S-3. Using a shelf registration statement on Form S-3 to raise additional capital generally takes less time and is less expensive than other means, such as conducting an offering under a Form S-1 registration statement. However, Mast’s ability to raise capital using a shelf registration statement may be limited by, among other things, current SEC rules and regulations. Under current SEC rules and regulations, Mast must meet certain requirements to use a Form S-3 registration statement to raise capital without restriction as to the amount of the market value of securities sold thereunder. One such requirement is that the market value of Mast’s outstanding common stock held by non-affiliates, or public float, be at least $75.0 million as of a date within 60 days prior to the date of filing the Form S-3. If Mast does not meet that requirement, then the aggregate market value of securities sold by Mast or on Mast’s behalf under the Form S-3 in any 12-month period is limited to an aggregate of one-third of Mast’s public float. Moreover, even if Mast meets the public float requirement at the time it files a Form S-3, SEC rules and regulations require that Mast periodically re-evaluate the value of its public float, and if, at a re-evaluation date, Mast’s public float is less than $75.0 million, Mast would become subject to the one-third of public float limitation described above. If Mast’s ability to utilize a Form S-3 registration statement for a primary offering of its securities is limited to one-third of Mast’s public float, Mast may conduct such an offering pursuant to an exemption from registration under the Securities Act or under a Form S-1 registration statement, which Mast has done in the past, including in June 2013, and Mast would expect either of those alternatives to increase the cost of raising additional capital relative to utilizing a Form S-3 registration statement.

In addition, under current SEC rules and regulations, Mast’s common stock must be listed and registered on a national securities exchange in order to utilize a Form S-3 registration statement (i) for a primary offering, if Mast’s public float is not at least $75.0 million as of a date within 60 days prior to the date of filing the Form S-3, or a re-evaluation date, whichever is later, and (ii) to register the resale of Mast’s securities by persons other than Mast (i.e., a resale offering). While currently Mast’s common stock is listed on the NYSE MKT equities market, there can be no assurance that Mast will be able to maintain such listing. The NYSE MKT reviews the appropriateness of continued listing of any issuer that falls below the exchange’s continued listing standards. For additional information regarding this risk, see the risk factor below titled “If Mast is unable to maintain compliance with NYSE MKT continued listing standards and policies, the NYSE MKT may commence proceedings to delist Mast’s common stock, and in some cases, determine to suspend trading in Mast’s common stock immediately without an opportunity to propose a plan that could enable Mast to regain compliance, which would likely cause the liquidity and market price of Mast’s common stock to decline and you could lose your investment.”

Mast’s ability to timely raise sufficient additional capital also may be limited by the NYSE MKT’s stockholder approval requirements for transactions involving the issuance of Mast’s common stock or securities convertible into its common stock. For instance, the NYSE MKT requires that Mast obtain stockholder approval of any transaction involving the sale, issuance or potential issuance by Mast of its common stock (or securities convertible into its common stock) at a price less than the greater of book or market value, which (together with sales by Mast’s officers, directors and principal stockholders) equals 20% or more of Mast’s then outstanding common stock, unless the transaction is considered a “public offering” by the NYSE MKT staff. Based on 254,746,933 shares of Mast’s common stock outstanding as of March 2, 2017 and the closing price per share of its common stock on such date, which was $0.12, Mast could not raise more than approximately $6.1 million without obtaining stockholder approval, unless the transaction is deemed a public offering or does not involve the sale, issuance or potential issuance by Mast of its common stock (or securities convertible into its common stock) at a price less than the greater of book or market value. In addition, certain prior sales by Mast may be aggregated with any offering it may propose in the future, further limiting the amount Mast could raise in any future offering that is not considered a public offering by the NYSE MKT staff and involves the sale, issuance or potential issuance by Mast of its common stock (or securities convertible into its common stock) at a price less than the greater of book or market value. The NYSE MKT also requires that Mast obtain stockholder approval if the issuance or potential issuance of additional shares will be considered by the NYSE MKT staff to result in a change of control of Mast.

Obtaining stockholder approval is a costly and time-consuming process. If Mast is required to obtain stockholder approval for a potential transaction, Mast would expect to spend substantial additional money and resources. In addition, seeking stockholder approval would delay Mast’s receipt of otherwise available capital, which may materially and adversely affect Mast’s ability to execute its current business strategy, and there is no guarantee Mast’s stockholders ultimately would approve a proposed transaction. A public offering under the NYSE MKT rules typically involves broadly announcing the proposed transaction, which often times has the effect of depressing the issuer’s stock price, as occurred following Mast’s issuance of a press release on February 9, 2016 announcing a proposed underwritten public offering. Accordingly, the price at which Mast could sell its securities in a public offering may be less, and the dilution existing stockholders experience may in turn be greater, than if Mast were able to raise capital through other means.

Mast has significant goodwill and IPR&D and impairment of goodwill and IPR&D may have a significant adverse impact on Mast’s future financial condition and results of operations.

As of December 31, 2016, Mast had goodwill and IPR&D of approximately $5.5 million, representing approximately 31% of Mast’s total assets. These intangible assets are subject to an impairment analysis whenever an event or change in circumstances indicates the carrying amount of such an asset may not be recoverable. Mast tests its goodwill and IPR&D for impairment annually, or more frequently if an event or change in circumstances indicates that the asset may be impaired. If an impairment is identified, Mast would be required to record an impairment charge with respect to the impaired asset to Mast consolidated statements of operations and comprehensive loss. A significant impairment charge could have a material negative impact on Mast’s financial condition and results of operations.

For example, Mast’s IPR&D resulted from its acquisitions of SynthRx and Aires Pharmaceuticals in 2011 and 2014, respectively, through which Mast acquired its vepoloxamer and AIR001 programs, respectively. Based on Mast’s assessment of fair value of its vepoloxamer-related IPR&D as of December 31, 2016, Mast reduced the carrying value of its IPR&D by $6.0 million to $0.5 million and recorded an impairment charge of $6.0 million as a separate operating expense in its consolidated statement of operations and comprehensive loss for the year ended December 31, 2016.

Mast will continue to evaluate its intangible assets for potential impairment in accordance with its accounting policies. If additional impairments are identified, Mast would be required to record an impairment charge with respect to the impaired asset to its consolidated statements of operations and comprehensive loss. A significant impairment charge could have a material negative impact on Mast’s financial condition and results of operations.

Events giving rise to impairment are difficult to predict and are an inherent risk in the pharmaceutical industry. Some of the potential risks that could result in impairment of Mast’s goodwill and IPR&D include negative clinical study results, adverse regulatory developments, delay or failure to obtain regulatory approval, additional development costs, changes in the manner of Mast’s use or development of vepoloxamer or AIR001, competition, earlier than expected loss of exclusivity, pricing pressures, higher operating costs, changes in tax laws, prices that third parties are willing to pay for Mast’s IPR&D or similar assets in an arm’s-length transaction being less than the carrying value of Mast’s IPR&D, and other market and economic environment changes or trends. Events or changes in circumstances may lead to significant impairment charges on Mast’s goodwill and/or IPR&D in the future, which could materially adversely affect Mast’s financial condition and results of operations.

Loss of personnel, through reductions in force or otherwise, could adversely impact Mast’s ability to successfully manage its business.

Mast implemented significant cost-saving measures in 2016, including by restructuring its organization and reducing its workforce by more than 70%. As a result, remaining employees may have to take on substantially more responsibility, resulting in greater workload demands and potential diversion of attention away from key areas of Mast’s business. Discontinuation of the vepoloxamer clinical development programs and implementation of other cost-saving measures, including reductions in force, create uncertainty and can negatively affect staff morale, which may lead remaining employees to seek different employment. All of Mast’s employment relationships are at-will and Mast may lose employees not affected by reductions in force at any time if they choose to terminate their employment with Mast. Loss of a significant proportion of Mast’s employees and/or loss of key employees could not only serve as a distraction to remaining employees but could also cause some loss of institutional knowledge and divert significant management time and attention, which could negatively affect business strategy and execution, and Mast’s results of operations and financial condition could suffer as a result.

Replacing key employees may be a difficult, costly and protracted process, and Mast may not have other personnel with the capacity to assume all of the responsibilities of a key employee upon his/her departure. Transition periods can be difficult to manage and may cause disruption to Mast’s business. In addition, there may be intense competition from other companies and organizations for qualified personnel. Other companies and organizations with which Mast competes for personnel may have greater financial and other resources and different risk profiles than Mast does, and a history of successful development and commercialization of their product candidates, which may make them more attractive employers. Mast’s ability to compete for qualified personnel also may be adversely affected by Mast’s highly volatile stock price. The value of equity awards Mast may offer to candidates to induce their employment and to Mast’s employees to retain and incentivize them is significantly affected by movements in Mast’s stock price that Mast cannot control and may at any time be insufficient to counteract more lucrative offers from other companies. If Mast cannot attract and retain skilled personnel, as needed, Mast may not achieve its development and other goals.

In the meantime, the success of Mast’s business likely will depend in part on Mast’s ability to develop and maintain relationships with respected service providers and industry-leading consultants and advisers. If Mast cannot develop and maintain such relationships, as needed, the rate and success at which Mast can develop and commercialize product candidates may be limited. In addition, Mast’s outsourcing strategy, which has included engaging consultants that spend considerable time in Mast’s office to manage key functional areas, may subject Mast to scrutiny under labor laws and regulations, which may divert management time and attention and have an adverse effect on Mast’s business and financial condition.

Mast expends substantial resources to comply with laws and regulations relating to public companies, and any failure to maintain compliance could subject Mast to regulatory scrutiny and cause investors to lose confidence in Mast, which could harm Mast’s business and have a material adverse effect on its stock price.

Laws and regulations affecting public companies, including provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the Sarbanes-Oxley Act of 2002, or SOX, and the related rules and regulations adopted by the SEC and by the NYSE MKT have resulted in, and will continue to result in, significant costs to Mast as it evaluates the implications of these rules and respond to their requirements. For example, compliance with Section 404 of SOX, including performing the system and process documentation and evaluation necessary to issue Mast’s annual report on the effectiveness of Mast’s internal control over financial reporting and, if applicable, obtain the required attestation report from Mast’s independent registered public accounting firm, requires Mast to incur substantial expense and expend significant management time. Further, Mast has in the past discovered, and may in the future discover, areas of internal controls that need improvement. If Mast identifies deficiencies in its internal controls that are deemed to be material weaknesses, Mast could become subject to scrutiny by regulatory authorities and lose investor confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on Mast’s stock price. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis, or at all. Also, previously effective controls may become inadequate over time as a result of changes in Mast’s business or operating structure, and Mast may fail to take measures to evaluate the adequacy of and update these controls, as necessary, which could lead to a material misstatement. For example, loss of staff and other resources in Mast’s accounting department as a result of cost-saving measures or otherwise, could negatively impact its ability to maintain adequate internal control over financial reporting and/or disclosure controls and procedures and the accuracy and timeliness of Mast’s financial reporting. Consequently, investor confidence in Mast’s financial reports may be adversely affected, which could negatively impact its stock price.

In addition, new laws and regulations could make it more difficult or more expensive for Mast to obtain certain types of insurance, including director and officer liability insurance, and Mast may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the coverage that is the same or similar to its current coverage. The impact of these events could also make it more difficult for Mast to attract and retain qualified persons to serve on the board of directors or board committees, and as executive officers. Mast cannot predict or estimate with any reasonable accuracy the total amount or timing of the costs Mast may incur to comply with these laws and regulations.

Mast’s business and operations would suffer in the event of computer system failures, cyber-attacks on its systems or deficiency in its cyber security.

Despite the implementation of security measures, Mast’s internal computer systems, and those of third parties on which it relies, are vulnerable to damage from computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside Mast’s organization, or persons with access to systems inside its organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, Mast’s systems or those of third parties on which Mast relies safeguard important confidential personal data regarding Mast’s employees and patients enrolled in its clinical trials. If a disruption event were to occur and cause interruptions in Mast’s operations, it could result in a disruption of its drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in Mast’s regulatory approval efforts and significantly increase Mast’s costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to Mast’s data or applications, or inappropriate disclosure of confidential or proprietary information, Mast could incur liability and development of its product candidates could be delayed.

Mast’s employees, independent contractors and consultants, principal investigators, CROs, CMOs and other vendors, and any future commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for Mast and harm Mast’s reputation.

Mast is exposed to the risk that its employees, independent contractors and consultants, principal investigators, CROs, CMOs and other vendors, and any future commercial partners may engage in fraudulent conduct or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, to provide accurate information to the FDA or comparable foreign regulatory authorities, to comply with manufacturing standards required by cGMP or that Mast establish, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, and to report financial information or data accurately or disclose unauthorized activities to Mast. The misconduct of Mast’s employees and others Mast engages to provide services to it could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Mast’s reputation. Mast maintains a code of business conduct and ethics for its directors, officers and employees, but it is not always possible to identify and deter such misconduct, and the precautions Mast takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Mast from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Mast, and Mast is not successful in defending ourselves or asserting Mast’s rights, those actions could have a significant impact on Mast’s business and results of operations, including the imposition of significant fines or other sanctions.

Mast’s operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

Mast’s corporate headquarters are located in a single commercial facility in San Diego, California. Important documents and records, including copies of Mast’s regulatory documents and other records for Mast’s product candidates, are located at Mast’s facilities and Mast depends on its facilities for the continued operation of its business. Natural disasters and other catastrophic events, such as wildfires and other fires, earthquakes and extended power interruptions, which have impacted San Diego businesses in the past, and terrorist attacks or severe weather conditions, could significantly disrupt Mast’s operations and result in additional, unplanned expense. As a small company with limited resources, Mast has not prepared or implemented a formal business continuity or disaster recovery plan and any natural disaster or catastrophic event could disrupt Mast’s business operations and result in setbacks to Mast’s development programs. Even though Mast believes it carries commercially reasonable insurance, Mast might suffer losses that are not covered by or exceed the coverage available under these insurance policies.

Risks Related to Mast’s Drug Development and Commercialization

Mast depends on the successful completion of clinical studies of its product candidates and positive results in prior clinical studies do not ensure that ongoing or future clinical studies will be successful.

Human pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. Before obtaining regulatory approval for the commercial sale of a product candidate, Mast must demonstrate through additional clinical studies that the drug product is safe and effective for use in the target indication.

Clinical studies are expensive, difficult to design and implement, can take many years to complete, and outcomes are inherently uncertain. A drug product may fail to demonstrate positive results at any stage of testing despite having progressed satisfactorily through nonclinical testing and initial clinical studies. In addition, interim results of a clinical study do not necessarily predict final results. Further, clinical study data frequently are susceptible to varying interpretations. Medical professionals and/or regulatory authorities may analyze or weigh study data differently than Mast does, resulting in delay or failure to obtain marketing approval for a product candidate.

If Mast licenses rights to develop its product candidates to independent third parties or otherwise permits such third parties to evaluate its product candidates in clinical studies, Mast may have limited control over those clinical studies. For example, AIR001 is being evaluated in investigator-sponsored clinical studies over which Mast has limited or no control over the study design or implementation and Mast cannot provide assurance that any of those studies will be completed on anticipated timelines or at all. Any safety or efficacy concern identified in a third-party sponsored study could adversely affect Mast’s or another licensee’s development of Mast’s product candidate and prospects for its regulatory approval, even if the data from that study are susceptible to varying interpretations and analyses.

There is significant risk that ongoing and future clinical studies of Mast’s product candidates are unsuccessful. Negative or inconclusive results could cause the FDA and other regulatory authorities to require that Mast repeat or conduct additional clinical studies, which could significantly increase the time and expense associated with development of that product candidate or cause Mast to elect to discontinue one or more clinical programs. For example, in September 2016, Mast announced that its Phase 3 clinical study of vepoloxamer in sickle cell disease did not achieve its primary or secondary efficacy endpoints. Shortly thereafter and as a result, Mast decided to discontinue its clinical development programs for vepoloxamer in sickle cell disease and heart failure. Failure to complete a clinical study of a product candidate or an unsuccessful completion of a clinical study of a product candidate could have a material adverse effect on Mast’s business and/or stock price.

All ongoing and currently planned clinical studies of Mast’s lead product candidate, AIR001, are investigator-sponsored studies over which Mast have limited or no control.

AIR001 is Mast’s lead product candidate and is being evaluated in multiple, investigator-sponsored Phase 2 clinical studies for the treatment of patients with HFpEF. As a result, Mast believes its capital requirements for advancing development of AIR001 in HFpEF are significantly less than if Mast were to conduct this Phase 2 clinical testing itself. However, because Mast is not the sponsor of these studies, Mast has limited or no control over the study design or execution, including whether the study will enroll a sufficient number of subjects or be completed on schedule, if at all. As a result, successful completion of these studies is largely outside of Mast’s control.

Delays in commencement and completion of clinical studies are common and have many causes. Delays in clinical studies of Mast’s product candidates could increase overall development costs and jeopardize Mast’s ability to obtain regulatory approval and successfully commercialize any approved products.

Clinical testing typically is expensive, can take many years to complete, and its outcome is inherently uncertain. Clinical studies may not commence on time or be completed on schedule, if at all. The commencement and completion of clinical studies can be delayed for a variety of reasons, including:

•	inability to raise sufficient funding, if necessary, to initiate or continue a clinical study;

•	delays in obtaining regulatory approval to commence a clinical study;

•	delays in identifying and reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites and investigators, which agreements can be subject to extensive negotiation and may vary significantly among study sites;

•	delays in obtaining institutional review board, or IRB, approval to conduct a clinical study at a prospective site;

•	delays in reaching agreements on acceptable terms with prospective contract manufacturing organizations, or CMOs, or other vendors for the production and supply of clinical trial material and, if necessary, drug administration devices, which agreements can be subject to extensive negotiation;

•	delays in the production and/or delivery of sufficient quantities of clinical trial material or drug administration devices from Mast’s CMOs and other vendors to initiate or continue a clinical study;

•	delays on the part of Mast’s CROs, CMOs, and other third-party contractors in developing procedures and protocols or otherwise conducting activities in accordance with applicable policies and procedures and in accordance with agreed upon timelines;

•	delays in identifying and hiring or engaging, as applicable, additional employees or consultants to assist in managing clinical study-related activities;

•	delays in recruiting and enrolling individuals to participate in a clinical study;

•	delays caused by subjects dropping out of a clinical study due to side effects, difficulties in adhering to the study protocol, or otherwise;

•	delays in having subjects complete participation in a clinical study, including returning for post-treatment follow-up;

•	delays resulting from study sites dropping out of a trial or providing inadequate staff support for the study;

•	Mast’s suspension of enrollment at a study site or the imposition of a clinical hold by the FDA or other regulatory authority following an inspection of clinical study operations at study sites or finding of a drug-related serious adverse event; and

•	delays in quality control/quality assurance procedures necessary for study database lock and analysis of unblinded data.

Patient enrollment, a critical component to successful completion of a clinical study, is affected by many factors, including the size and nature of the study subject population, the proximity of patients to clinical sites, the eligibility criteria for the study, the design of the clinical study, competing clinical studies and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including therapies being investigated by other companies. Further, completion of a clinical study and/or its results may be adversely affected by failure to retain subjects who enroll in a study but withdraw due to adverse side effects, perceived lack of efficacy, improvement in condition before treatment has been completed, or for personal issues or by subjects who fail to return for or complete post-treatment follow-up.

Clinical studies may not begin on time or be completed in the time frames Mast anticipates and may be more costly than Mast anticipates for a variety of reasons, including one or more of those described above. The length of time necessary to complete clinical studies varies significantly and is difficult to predict accurately. Mast may make statements regarding anticipated timing for completion of enrollment in and/or availability of results from its clinical studies, but such predictions are subject to a number of significant assumptions and actual timing may differ materially for a variety of reasons, including patient enrollment rates, length of time needed to prepare raw study data for analysis and then to review and analyze it, and other factors described above. In addition, in the case of AIR001, Mast is supporting but is not sponsoring the ongoing Phase 2 clinical studies and, as a result, the continuation and completion of and receipt of data from those studies may be largely outside of Mast’s control. If Mast experiences delays in the completion of a clinical study, if a clinical study is terminated, or if failure to conduct a study in accordance with regulatory requirements or the study’s protocol leads to deficient safety and/or efficacy data, the regulatory approval and/or commercial prospects for Mast’s product candidate may be harmed and Mast’s ability to generate product revenue will be delayed. In addition, any delays in completing Mast’s clinical studies likely will increase its development costs. Further, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may ultimately lead to the denial of regulatory approval of a product candidate. Even if Mast is able to ultimately commercialize Mast’s product candidates, other therapies for the same indications may be introduced to the market in the interim and establish a competitive advantage or diminish the need for Mast’s products.

Clinical studies are very expensive, difficult to design and implement, often take many years to complete, and the outcome is inherently uncertain.

Clinical development of pharmaceutical products for humans generally is very expensive, takes many years to complete and failure can occur at any stage of clinical testing. Mast estimates that clinical development of its product candidates will take several additional years to complete, but because of the variety of factors that can affect the design, timing and outcome of clinical studies, Mast is unable to estimate the actual funds required to complete research and development and commercialize Mast’s product candidates. Mast will need significant additional capital to continue to advance AIR001 for the treatment of HFpEF.

Failure at every stage of clinical testing is not uncommon and Mast may encounter problems that would require additional, unplanned studies or cause Mast to abandon a clinical development program. For example, Mast determined to discontinue clinical development of vepoloxamer in sickle cell disease based upon the top-line results of the Phase 3 study of vepoloxamer in sickle cell disease. If results of ongoing investigator-sponsored clinical studies of AIR001 in HFpEF are negative or inconclusive, Mast may determine not to pursue additional clinical studies in HFpEF or any other indication.

In addition, a clinical study may be suspended or terminated by Mast, an IRB, a data safety monitoring board, the FDA or other regulatory authorities due to a number of factors, including:

•	lack of adequate funding to continue the study;

•	failure to conduct the study in accordance with regulatory requirements or the study’s protocol;

•	inspection of clinical study operations or sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues, including adverse side effects; or

•	changes in governmental regulations or administrative actions.

Changes in governmental regulations and guidance relating to clinical studies may occur and Mast may need to amend study protocols to reflect these changes, or Mast may amend study protocols for other reasons. Amendments may require Mast to resubmit protocols to IRBs for reexamination or renegotiate terms with CROs, study sites and investigators, all of which may adversely impact the costs or timing of or Mast’s ability to successfully complete a trial.

There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation of Mast’s product candidates and related manufacturing processes are required, and regulatory approval may be conditioned, delayed or denied, which could delay or prevent Mast from successfully marketing Mast’s product candidates and substantially harm its business.

Human pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations is time-consuming and requires the expenditure of substantial resources.

Mast expects its MAST platform to accelerate development of vepoloxamer as compared to other new molecular entities for therapeutic use in humans. For example, Mast considers vepoloxamer “Phase 2 ready” for clinical development in ischemic stroke. However, this expectation is predicated on the belief that regulatory authorities, such as the FDA, will consider clinical and nonclinical studies of vepoloxamer and poloxamer 188 conducted by prior sponsors and/or conducted in other diseases or conditions supportive of clinical development of vepoloxamer in stroke, which may not be the case for a variety of reasons. If regulatory agencies take the position that prior-sponsor studies of vepoloxamer and poloxamer 188 do not support the safety and efficacy of Mast’s vepoloxamer-based product candidates, they may require additional testing of Mast’s product candidates prior to allowing Mast to proceed with proposed clinical studies or ultimately prior to granting marketing approval, which could require Mast to expend substantial additional resources and significantly extend the timeline for clinical development of vepoloxamer in stroke.

Significant uncertainty exists with respect to the regulatory approval process for any investigational new drug, including Mast’s lead product candidate, AIR001. Regardless of guidance the FDA may give a drug’s sponsor during its development, the FDA retains complete discretion in deciding whether to accept a NDA for filing or, if accepted, approve an NDA. There are many components to an NDA submission in addition to clinical study data. For example, the FDA will review Mast’s internal systems and processes, as well as those of Mast’s CROs, CMOs and other vendors, related to development of its product candidate, including those pertaining to Mast’s clinical studies and manufacturing processes. Before accepting an NDA for review or before approving the NDA, the FDA may request that Mast provide additional information that may require significant resources and time to generate and there is no guarantee that Mast’s product candidate will be approved for any indication for which Mast may apply. The FDA may choose not to approve an NDA for any of a variety of reasons, including a decision related to the safety or efficacy data, manufacturing controls or systems, or for any other issues that the agency may identify related to the development of Mast’s product candidate. Even if one or more Phase 3 clinical studies are successful in providing statistically significant evidence of the efficacy and safety of the investigational drug, the FDA may not consider efficacy and safety data from the submitted studies adequate scientific support for a conclusion of effectiveness and/or safety and may require an additional Phase 3 or other studies prior to granting marketing approval. If this were to occur, the overall development cost for the product candidate would be substantially greater and its competitors may bring products to market before Mast, which could impair its ability to generate revenues from the product and have a material adverse effect Mast’s business, financial condition and results of operations.

Further, development of Mast’s product candidates and/or regulatory approval may be delayed for reasons beyond Mast’s control. For example, U.S. federal government shut-down or budget sequestration, such as occurred during 2013, may result in significant reductions to the FDA’s budget and operations, which may lead to slower response times and longer review periods, potentially affecting Mast’s ability to progress development of or obtain regulatory approval for Mast’s product candidates.

Even if the FDA grants approval, the conditions or scope of the approval may limit successful commercialization of the product and impair Mast’s ability to generate substantial sales revenue. For example, the FDA may not approve the labeling claims for Mast’s products that Mast requests and believes are necessary or desirable for successful commercialization, or may grant marketing approval contingent on the performance of costly post-approval clinical trials or subject to warnings or contraindications. Additionally, even after granting approval, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for its products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, and continued compliance with current good manufacturing processes, or cGMP, good clinical practices, international conference on harmonization regulations and good laboratory practices, which are regulations and guidelines that are enforced by the FDA for all of its clinical development and for any clinical studies that Mast conducts post-approval. The FDA may decide to withdraw approval, add warnings or narrow the approved indications in the product label, or establish risk management programs that could restrict distribution of Mast’s products. These actions could result from, among other things, safety concerns, including unexpected side effects or drug-drug interaction problems, or concerns over misuse of a product. If any of these actions were to occur following approval, Mast may have to discontinue commercialization of the product, limit its sales and marketing efforts, and/or conduct post-approval studies, which in turn could result in significant expense and delay or limit Mast’s ability to generate sales revenues.

Mast does not have, and does not have plans to establish, any manufacturing facilities and are dependent on third parties for the manufacture and supply of its clinical trial materials, and the loss of any of these vendors or their failure to provide Mast with an adequate supply of clinical trial material in a timely manner and on commercially acceptable terms, or at all, could harm Mast’s business.

Mast does not have, and does not have plans to establish, its own manufacturing facilities. For clinical trial material, Mast entered into supply agreements with third parties for both API and finished drug product, but Mast’s agreements may not cover all of its clinical trial material needs and Mast may need to negotiate new or amended agreements with these CMOs and other vendors or rely on individual proposals or statements of work, which inherently involves uncertainty as to ongoing supply and may result in delays in the completion of ongoing clinical studies or initiation of new studies. In addition, as development of Mast’s product candidates progress, Mast will need to negotiate agreements for commercial supply; however, Mast may not be able to reach agreement on acceptable terms. If Mast fails to maintain relationships with its current CMOs and other vendors, Mast may not be able to complete development of its product candidates, or market them, if approved, on a timely basis, or at all, which would have a material and adverse effect on its business.

In addition, in connection with terminating its clinical development of vepoloxamer, Mast also terminated its agreements with its vepoloxamer-related CMOs and other vendors. Consequently, if Mast were to restart clinical development of vepoloxamer it would have to establish new CMO relationships and may not be able to do so on a timely basis, or at all.

Third-party manufacturers and suppliers may not perform as agreed or may terminate their agreements with Mast. For example, because these third parties provide manufacturing services to a number of other pharmaceutical companies, they may experience capacity constraints or choose to prioritize one or more of their other customers over Mast. Any significant problem that Mast’s manufacturers or suppliers experience could delay or interrupt its supply of clinical trial material or commercial product until the manufacturer or supplier cures the problem or until Mast locate, negotiate for and validate an alternative source of supply, if one is available.

In addition to Mast’s reliance on third parties to manufacture clinical trial material, Mast relies on them to conduct or assist in conducting key manufacturing development activities, including qualification of equipment, developing and validating methods, defining critical process parameters, releasing component materials and conducting stability testing, among other things. If these third parties are unable to perform successfully in a timely manner, whether for technical, financial or other reasons, Mast may be unable to secure clinical trial material, which likely would delay the initiation, conduct or completion of its clinical studies, which, in turn, likely would have a material and adverse effect on Mast’s business.

All manufacturers of Mast’s clinical trial material and, as applicable, commercial product, including API manufacturers, must comply with cGMP requirements enforced by the FDA through its facilities inspection program and applicable requirements of foreign regulatory authorities. These requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of Mast’s clinical trial material may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. While Mast or its representatives generally monitor and audit Mast’s manufacturers’ systems, Mast has little control over their ongoing compliance with these regulations. Failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval.

Currently, Mast does not have alternative sources to backup Mast’s primary sources of clinical trial material. Identification of and discussions with other vendors may be protracted and/or unsuccessful. Therefore, if Mast’s primary sources become unable or unwilling to perform, Mast could experience protracted delays or interruptions in the supply of clinical trial material and, ultimately, product for commercial sale, which could materially and adversely affect Mast’s development programs, commercial activities, operating results and financial condition. In addition, the FDA may require that Mast has an alternate manufacturer of a drug product before approving it for marketing and sale in the U.S. and securing such alternate manufacturer before approval of an NDA could result in considerable additional time and cost prior to NDA approval.

Any new manufacturer or supplier of finished drug product or its component materials, including API, would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such product or ingredients. The FDA may require Mast to conduct additional clinical studies, collect stability data and provide additional information concerning any new supplier, or change in a validated manufacturing process, including scaling-up production, before Mast could distribute products from that manufacturer or supplier or revised process. For example, if Mast were to engage a third party other than Mast’s current CMOs to supply drug product for future clinical trial material or commercial product, the FDA may require Mast to conduct additional clinical and nonclinical studies to ensure comparability of the drug substance manufactured by Mast’s current CMOs to drug substance manufactured by the new supplier. In addition to the potential for such requirements to result in significant interruption to development and commercialization of its product candidates, Mast likely would incur substantial additional costs to comply with the additional requirements.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling-up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, and shortages of qualified personnel. None of Mast’s product candidates has been manufactured at the scale Mast believe will be necessary to maximize its commercial value and, accordingly, Mast may encounter difficulties in attempting to scale-up production and may not succeed in that effort on a timely basis or at all, including as a result of delaying activities necessary to establish commercial-scale production due to capital constraints. In addition, the FDA or other regulatory authorities may impose additional requirements as Mast scale-up initial production capabilities, which may delay Mast’s scale-up activities or add expense.

If Mast’s manufacturers encounter any of these difficulties or otherwise fail to comply with their contractual obligations or Mast delays in entering into commercial supply agreements due to capital constraints, Mast may have insufficient quantities of material to support ongoing and/or planned clinical studies or to meet commercial demand, if approved. In addition, any delay or interruption in the supply of materials necessary or useful to manufacture Mast’s product candidates could delay the completion of its clinical studies, increase the costs associated with Mast’s development programs and, depending upon the period of delay, require Mast to commence new clinical studies at significant additional expense or terminate the studies completely. Delays or interruptions in the supply of commercial product could result in increased cost of goods sold and lost sales. Mast cannot provide assurance that manufacturing or quality control problems will not arise in connection with the manufacture of Mast’s clinical trial material or commercial product, if approved, or that third-party manufacturers will be able to maintain the necessary governmental licenses and approvals to continue manufacturing such clinical trial material or commercial product, as applicable. In addition, vepoloxamer currently is manufactured outside the U.S. and, as a result, Mast may experience interruptions in supply due to shipping or customs difficulties or regional instability. Any of the above factors could cause Mast to delay or suspend anticipated or ongoing trials, regulatory submissions or commercialization of Mast’s product candidates, entail higher costs or result in its being unable to effectively commercialize its products. Mast’s dependence upon third parties for the manufacture of its clinical trial material may adversely affect its future costs and its ability to develop and commercialize product candidates on a timely and competitive basis.

Mast relies significantly on third parties to conduct its nonclinical testing and clinical studies and other aspects of Mast’s development programs and if those third parties do not satisfactorily perform their contractual obligations or meet anticipated deadlines, the development of its product candidates could be adversely affected.

Mast does not employ personnel or possess the facilities necessary to conduct many of the activities associated with its programs. Mast engages consultants, advisors, CROs, CMOs and others to assist in the design and conduct of nonclinical and clinical studies of Mast’s product candidates, with interpretation of the results of those studies and with regulatory activities, and Mast expects to continue to outsource a significant amount of such activities. As a result, many important aspects of Mast’s development programs are and will continue to be outside its direct control, and Mast’s third-party service providers may not perform as required or expected. Further, such third parties may not be as committed to the success of Mast’s programs as employees and, therefore, may not devote the same time, thoughtfulness or creativity to completing projects or problem-solving as would an employee. To the extent Mast is unable to successfully manage the performance of third-party service providers, its business may be adversely affected.

The CROs that Mast engages to execute its clinical studies play a significant role in the conduct of the studies, including the collection and analysis of study data, and Mast likely will depend on CROs and clinical investigators to conduct future clinical studies and to assist in analyzing data from completed studies and developing regulatory strategies for its product candidates. Individuals working at the CROs with which Mast contract, as well as investigators at the sites at which its studies are conducted, are not Mast’s employees, and Mast has limited control over the amount or timing of resources that they devote to its programs. As discussed above, with respect to Mast’s AIR001 program, because it is not the sponsor of the ongoing clinical studies of AIR001, Mast’s control over these studies is further limited. If Mast’s CROs, study investigators, and/or third-party sponsors fail to devote sufficient time and resources to studies of its product candidates, if they do not comply with all regulatory and contractual requirements, or if their performance is substandard, it may delay commencement and/or completion of these studies, submission of applications for regulatory approval, regulatory approval, and commercialization of Mast’s product candidates. Failure of CROs to meet their obligations to Mast could adversely affect development of its product candidates. For example, in 2006, Mast engaged a CRO to assist with the primary conduct of Mast’s bioequivalence study of Exelbine, including monitoring participating clinical sites to ensure compliance with regulatory requirements. FDA guidance recommends that clinical sites randomly select and retain reserve samples of study drugs used in bioequivalence studies. However, the clinical sites that participated in Mast’s bioequivalence study of Exelbine failed to do so. In August 2011, Mast received a complete response letter from the FDA stating that the authenticity of the study drugs used in that bioequivalence study could not be verified and, consequently, the study would need to be repeated to address that deficiency.

In addition, CROs Mast engages may have relationships with other commercial entities, some of which may compete with Mast. If they assist Mast’s competitors at Mast’s expense, it could harm Mast’s competitive position. Moreover, if a CRO fails to perform during a clinical study, Mast may not be able to enter into arrangements with alternative CROs on acceptable terms or in a timely manner, or at all. Switching CROs may increase costs and divert management time and attention. In addition, there likely would be a transition period when a new CRO commences work. These challenges could result in delays in the commencement or completion of its clinical studies, which could materially impact Mast’s ability to meet its desired development timelines and have a material adverse impact on Mast’s business and financial condition.

Mast’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their clinical development, regulatory approval or commercialization.

Undesirable side effects caused by Mast’s product candidates could interrupt, delay or halt clinical studies and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all indications, and in turn prevent Mast from commercializing its product candidates.

If any of Mast’s product candidates receive marketing approval and Mast or others later identify undesirable side effects caused by the product or, if applicable, the reference product:

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	regulatory authorities may withdraw their approval of the product;

•	Mast may be required to change the way the product is administered, conduct additional clinical studies or change the labeling of the product; and

•	Mast’s reputation may suffer.

Any of these events could prevent Mast from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent Mast from generating significant revenue from its sale.

Mast may not achieve its projected development goals in the time frames Mast announces.

Mast set goals for and make public statements regarding its estimates of the timing for accomplishing certain objectives material to successful development of its product candidates. The actual timing of these events can vary, sometimes dramatically, due to many factors, including delays or failures in Mast’s nonclinical testing, clinical studies and manufacturing and regulatory activities and the uncertainties inherent in the regulatory approval process. From time to time Mast provides estimates for the completion of enrollment of or announcement of data from clinical studies of its product candidates. However, predicting the rate of enrollment or the time from completion of enrollment to announcement of data for any clinical study requires Mast to make a number of significant assumptions that may prove to be incorrect. In addition, for studies sponsored by independent third parties, Mast has even less control over whether the study meets anticipated timelines. If, as a clinical study progresses, Mast gains reliable information that materially impacts its assumptions, Mast will adjust its estimates. Even so, as discussed in other risk factors above, Mast’s estimated enrollment rates and the actual rates may differ materially and the time required to complete enrollment of any clinical study may be considerably longer than Mast estimates. In addition, even if Mast completes enrollment as expected, it may take longer than anticipated to prepare the data for review and then to review, analyze and announce the data, as was the case with Mast’s Phase 3 study of vepoloxamer in sickle cell disease. Such delays may adversely affect Mast’s financial condition and results of operations.

Even if Mast completes a clinical study with successful results, Mast may not achieve its projected development goals in the time frames it initially anticipates or announces. If a development plan for a product candidate becomes more extensive and costly than anticipated, Mast may determine that the associated time and cost are not financially justifiable and, as a result, discontinue development in a particular indication or of the product candidate as a whole. Any such action may be viewed negatively, which could adversely affect Mast’s stock price.

In addition, changes may occur in regulatory requirements or policy during the period of product development and/or regulatory review of an NDA that relate to the data required to be included in NDAs. A change in regulatory policy that is not formalized or publicly announced may result in Mast’s submission of an NDA that the FDA or a foreign regulatory agency deems insufficient to support product approval, which could substantially increase the time and cost associated with seeking regulatory approval of a product candidate.

Throughout development, Mast must provide adequate assurance to the FDA and other regulatory authorities that Mast can consistently produce Mast’s product candidates in conformance with cGMP and other regulatory standards. As discussed above, Mast relies on CMOs for the manufacture of clinical, and future commercial, quantities of Mast’s product candidates. If future FDA or other regulatory authority inspections identify cGMP compliance issues at these third-party facilities, production of Mast’s clinical trial material or, in the future, commercial product, could be disrupted, causing potentially substantial delay in development or commercialization of Mast’s product candidates.

Even if Mast receives regulatory approval for a product candidate, Mast may face development and regulatory difficulties that could materially and adversely affect its business, financial condition and results of operations and cause Mast’s stock price to decline.

Even if initial regulatory approval is obtained, or as a condition to the initial approval, the FDA or a foreign regulatory agency may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or marketing surveillance programs, any of which would limit the commercial potential of the product. Mast’s product candidates also will be subject to ongoing FDA requirements related to the manufacturing processes, labeling, packaging, storage, distribution, advertising, promotion, record-keeping and submission of safety and other post-market information regarding the product. For instance, the FDA may require changes to approved drug labels, require post-approval clinical studies and impose distribution and use restrictions on certain drug products. In addition, approved products, manufacturers and manufacturers’ facilities are subject to continuing regulatory review and periodic inspections. If previously unknown problems with a product are discovered, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, the FDA may impose restrictions on that product or Mast, including requiring withdrawal of the product from the market. If Mast or a CMO of ours fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend or terminate any ongoing clinical studies;

•	refuse to approve pending applications or supplements to approved applications;

•	exclude Mast’s product from reimbursement under government healthcare programs, including Medicaid or Medicare;

•	impose restrictions or affirmative obligations on Mast’s or Mast’s CMO’s operations, including costly new manufacturing requirements;

•	close the facilities of a CMO; or

•	seize or detain products or require a product recall.

If any of Mast’s product candidates for which Mast receives regulatory approval fails to achieve significant market acceptance among the medical community, patients or third-party payers, the revenue Mast generates from its sales will be limited and Mast’s business may not be profitable.

Mast’s success will depend in substantial part on the extent to which Mast’s product candidates, if approved, are accepted by the medical community and patients and reimbursed by third-party payers, including government payers. The degree of market acceptance with respect to each of its approved products, if any, will depend upon a number of factors, including:

•	the safety and efficacy of Mast’s product demonstrated in clinical studies;

•	acceptance in the medical and patient communities of Mast’s product as a safe and effective treatment;

•	the perceived advantages of Mast’s product over alternative treatments, including with respect to the incidence and severity of any adverse side effects and the cost of treatment;

•	the indications for which Mast’s product is approved;

•	claims or other information (including limitations or warnings) in Mast’s product’s approved labeling;

•	reimbursement and coverage policies of government and other third-party payers;

•	pricing and cost-effectiveness of Mast’s product relative to alternative treatments;

•	availability of alternative treatments;

•	the prevalence of off-label substitution of chemically equivalent products or alternative treatments; and

•	the resources Mast devotes to marketing its product and restrictions on promotional claims Mast can make with respect to the product.

Mast cannot predict with reasonable accuracy whether physicians, patients, healthcare insurers or health maintenance organizations, or the medical community in general, will accept or utilize any of Mast’s products. If Mast’s product candidates are approved but do not achieve an adequate level of acceptance by these parties, Mast may not generate sufficient revenue to become or remain profitable. In addition, Mast’s efforts to educate the medical community and third-party payers regarding benefits of its products may require significant resources and may never be successful.

If Mast determines that a product candidate may not achieve adequate market acceptance or that the potential market size does not justify additional expenditure on the program, Mast may reduce its expenditures on the development and/or the process of seeking regulatory approval of the product candidate while Mast evaluates whether and on what timeline to move the program forward.

Even if Mast receives regulatory approval to market one or more of its product candidates in the U.S., Mast may never receive approval or commercialize its products outside of the U.S., which would limit Mast’s ability to realize the full commercial potential of its product candidates.

In order to market any products outside of the U.S., Mast must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S., as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the U.S. As described above, such effects include the risks that Mast’s product candidates may not be approved for all indications requested, which could limit the uses of Mast’s product candidates and have an adverse effect on product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

Risks Related to Mast’s Intellectual Property

Mast’s success will depend in part on obtaining and maintaining effective patent and other intellectual property protection for Mast’s product candidates and proprietary technology.

Mast’s success will depend in part on its ability to:

•	obtain and maintain patent and other exclusivity with respect to Mast’s products and their use;

•	prevent third parties from infringing upon Mast’s proprietary rights;

•	maintain proprietary know-how and trade secrets;

•	operate without infringing upon the patents and proprietary rights of others; and

•	obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur or if necessary to secure exclusive rights to them, both in the U.S. and in foreign countries.

The patent and intellectual property positions of biopharmaceutical companies generally are highly uncertain, involve complex legal and factual questions, and have been and continue to be the subject of much litigation. There is no guarantee that Mast has or will develop or obtain the rights to products or processes that are patentable, that patents will issue from any pending applications or that claims allowed will be sufficient to protect the technology Mast develops or has developed or that is used by Mast, Mast’s CMOs or its other service providers. In addition, any patents that are issued to Mast may be limited in scope or challenged, invalidated, infringed or circumvented, including by Mast’s competitors, and rights Mast have under issued patents may not provide competitive advantages to Mast. If competitors can develop and commercialize technology and products similar to ours, Mast’s ability to successfully commercialize Mast’s technology and products may be impaired.

Patent applications in the U.S. are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months. As a result, Mast cannot be certain that the inventors listed in any patent or patent application owned by Mast were the first to conceive of the inventions covered by such patents and patent applications (for U.S. patent applications filed before March 16, 2013), or that such inventors were the first to file patent applications for such inventions outside the United States and, after March 15, 2013, in the United States. In addition, changes in or different interpretations of patent laws in the United States and foreign countries may affect its patent rights and limit the number of patents Mast can obtain, which could permit others to use its discoveries or to develop and commercialize Mast’s technology and products without any compensation to Mast.

Mast also relies on unpatented know-how and trade secrets and continuing technological innovation to develop and maintain its competitive position, which Mast seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborators and others. Mast also has invention or patent assignment agreements with its employees and certain consultants. The steps Mast has taken to protect its proprietary rights, however, may not be adequate to preclude misappropriation of or otherwise protect Mast’s proprietary information or prevent infringement of its intellectual property rights, and Mast may not have adequate remedies for any such misappropriation or infringement. In addition, it is possible that inventions relevant to its business could be developed by a person not bound by an invention assignment agreement with Mast or independently discovered by a competitor.

Mast also intends to rely on regulatory exclusivity for protection of its product candidates, if approved for commercial sale. Implementation and enforcement of regulatory exclusivity, which may consist of regulatory data protection and market protection, varies widely from country to country. Failure to qualify for regulatory exclusivity, or failure to obtain or maintain the extent or duration of such protections that Mast expects for its product candidates, if approved, could affect Mast’s decision on whether to market the products in a particular country or countries or could otherwise have an adverse impact on its revenue or results of operations. For AIR001, which is administered via nebulization, Mast may rely on regulatory exclusivity for the combination of AIR001 and its delivery system. Other medications that alter pulmonary pressures include the delivery device in their U.S. and European market labels, and are approved for use only with the specified proprietary delivery device. However, there is no assurance that Mast’s AIR001 product and its delivery system, if approved, will benefit from this type of market protection.

Mast may rely on trademarks, trade names and brand names to distinguish its products, if approved for commercial sale, from the products of its competitors. However, Mast’s trademark applications may not be approved. Third parties may also oppose Mast’s trademark applications or otherwise challenge its use of the trademarks in which case Mast may expend substantial resources to defend its trademarks and may enter into agreements with third parties that may limit Mast’s use of its trademarks. In the event that its trademarks are successfully challenged, Mast could be forced to rebrand its product, which could result in loss of brand recognition and could require Mast to devote significant resources to advertising and marketing these new brands. Further, Mast’s competitors may infringe its trademarks or Mast may not have adequate resources to enforce its trademarks.

Mast’s success depends in large part on its ability to prevent competitors from duplicating or developing and commercializing equivalent versions of Mast’s product candidates, but patent protection may be difficult to obtain and any issued claims may be limited.

The potential use and therapeutic benefits of inorganic nitrite, such as sodium nitrite (the API in AIR001) have been known for decades. There is substantial prior art describing the uses of inorganic nitrite in a wide range of diseases and conditions. As a result, Mast’s ability to find novel and non-obvious uses of AIR001 is uncertain. Further, a patent examiner may combine numerous, disparate references in order to reject a claimed composition, formulation and/or use for obviousness. If the prior art suggests, even implicitly, the desirability of combining previously known elements, such as the use of AIR001 in a particular indication, the subsequent use of AIR001 in that indication may be unpatentable.

Mast has filed for patent protection in the U.S. and other countries to cover various methods of therapeutic use of its product candidates, including the use of inhaled inorganic nitrite for treating HFpEF. However, Mast’s pending patent applications may not issue as patents, and any issued patents may not provide Mast with significant competitive advantages, because the validity or enforceability of any of those patents may be challenged and, if instituted, one or more of the challenges may be successful. Patents may be challenged in the U.S. under post-grant review proceedings, inter partes reexamination, ex parte re-examination, or challenges in district court. Any patents issued in foreign jurisdictions may be subjected to comparable proceedings lodged in various foreign patent offices. These proceedings could result in either loss of the patent or loss or reduction in the scope of one or more of the claims of the patent. Even if a patent issues, and is held valid and enforceable, competitors may be able to design around Mast’s patents, such as by using pre-existing or newly developed technology, in which case competitors may not infringe Mast’s issued claims and may be able to market and sell products that compete directly with ours before Mast’s patents expire. In addition, Mast’s pending patent applications to cover use of AIR001 for treating HFpEF are jointly owned with an independent research and educational institution and until and unless Mast obtains an exclusive license to that co-owner’s rights, it may license its rights to another third-party, which could negatively affect the value of its product candidate.

The patent prosecution process is expensive and time-consuming. Mast and any future licensors and licensees may not apply for or prosecute patents on certain aspects of Mast’s product candidates at a reasonable cost, in a timely fashion, or at all. Mast may not have the right to control the preparation, filing and prosecution of some patent applications related to its product candidates or technologies. As a result, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of Mast. It is also possible that Mast or any future licensors or licensees will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, it is possible that defects of form in the preparation or filing of Mast’s patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, assignment, or claim scope. If there are material defects in the form or preparation of its patents or patent applications, such patents or applications may be invalid or unenforceable. In addition, one or more parties may independently develop similar technologies or methods, duplicate Mast’s technologies or methods, or design around the patented aspects of Mast’s products, technologies or methods. Any of these circumstances could impair Mast’s ability to protect its products, if approved, in ways which may have an adverse impact on its business, financial condition and operating results.

Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Mast’s owned and licensed patents may be challenged in the courts or patent offices in and outside of the United States. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit its ability to stop others from using or commercializing similar or identical products or technology, or limit the duration of the patent protection of Mast’s technology and drugs. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Mast’s owned and licensed patent portfolio may not provide Mast with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

Enforcement of intellectual property rights in countries outside the U.S., including China in particular, has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries will likely be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

Obtaining and maintaining Mast’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Mast’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the U.S. Patent and Trademark Office, or USPTO, and various governmental patent agencies outside of the U.S. in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in decreased patent term adjustment or in abandonment or lapse of the patent or patent application, leading to partial or complete loss of patent rights in the relevant jurisdiction.

Third parties may claim that Mast’s products, if approved, infringe on their proprietary rights and may challenge the approved use or uses of a product or Mast’s patents rights through litigation or administrative proceedings, and defending such actions may be costly and time consuming, divert management attention away from Mast’s business, and result in an unfavorable outcome that could have an adverse effect on its business.

Mast’s commercial success depends on its ability and the ability of its CMOs and component suppliers to develop, manufacture, market and sell Mast’s products and product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Mast is or may be developing products. As the industries in which Mast operates (biopharmaceutical, specialty pharmaceutical, biotechnology and pharmaceutical) expand and more patents are issued, the risk increases that Mast will be subject to claims that its products or product candidates, or their use or manufacture, infringe the rights of others. Because patent applications can take many years to publish and issue, there currently may be pending applications, unknown to Mast, that may later result in issued patents that Mast’s products, product candidates or technologies infringe, or that the process of manufacturing its products or any of their respective component materials, or the component materials themselves, infringe, or that the use of Mast’s products, product candidates or technologies infringe.

Mast or its CMOs or component material suppliers may be exposed to, or threatened with, litigation by third parties alleging that Mast’s products, product candidates and/or technologies infringe their patents and/or other intellectual property rights, or that one or more of the processes for manufacturing its products or any of their respective component materials, or the component materials themselves, or the use of Mast’s products, product candidates or technologies, infringe their patents and/or other intellectual property rights. If a third-party patent or other intellectual property right is found to cover Mast’s products, product candidates, technologies or their uses, or any of the underlying manufacturing processes or components, Mast could be required to pay damages and could be unable to commercialize its products or use its technologies or methods unless Mast is able to obtain a license to the patent or intellectual property right. A license may not be available to Mast in a timely manner or on acceptable terms, or at all. In addition, during litigation, the third-party alleging infringement could obtain a preliminary injunction or other equitable remedy that could prohibit Mast from making, using, selling or importing its products, technologies or methods.

There generally is a substantial amount of litigation involving patent and other intellectual property rights in the industries in which Mast operate and the cost of such litigation may be considerable. Mast can provide no assurance that its product candidates or technologies will not infringe patents or rights owned by others, licenses to which might not be available to Mast in a timely manner or on acceptable terms, or at all. If a third party claims that Mast or Mast’s CMOs or component material suppliers infringe its intellectual property rights, Mast may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, with or without merit, may be expensive and time consuming to litigate and may divert Mast’s management’s time and attention from its core business;

•	substantial damages for infringement, including the potential for treble damages and attorneys’ fees, which Mast may have to pay if it is determined that the product and/or its use at issue infringes or violates the third party’s rights;

•	a court prohibiting Mast from selling or licensing the product unless the third-party licenses its intellectual property rights to Mast, which it may not be required to do;

•	if a license is available from the third party, Mast may have to pay substantial royalties, fees and/or grant cross-licenses to the third party; and

•	redesigning Mast’s products or processes so they do not infringe, which may not be possible or may require substantial expense and time.

No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering Mast’s products, product candidates or technology or those of Mast’s CMOs or component material suppliers or the use of its products, product candidates or technologies. Because of the large number of patents issued and patent applications filed in the industries in which Mast operates, there is a risk that third parties may allege they have patent rights encompassing Mast’s products, product candidates or technologies, or those of Mast’s CMOs or component material suppliers, or uses of its products, product candidates or technologies. With regard to AIR001, Mast is aware of issued patents and pending patent applications with claims related to compositions of sodium nitrite and therapeutic uses of sodium nitrite and/or inorganic nitrite. Mast does not believe that use of inhaled AIR001 to treat HFpEF, if approved, would infringe on issued patents. However, if AIR001 is approved for commercial sale, the third-party owners of patents issued currently or in the future may allege that Mast’s product infringes on their patents, in which case Mast may become involved in costly and time consuming litigation and/or administrative proceedings to defend the manufacture and/or use of its product, or Mast may agree to pay substantial amounts to obtain licenses from such parties, which could negatively affect Mast’s business prospects, operating results and financial condition.

In the future, it may be necessary for Mast to enforce its proprietary rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights, through litigation or other dispute proceedings, which may be costly, and to the extent Mast is unsuccessful, adversely affect its rights. In these proceedings, a court or administrative body could determine that Mast’s claims, including those related to enforcing patent rights, are not valid or that an alleged infringer has not infringed its rights. The uncertainty resulting from the mere institution and continuation of any patent- or other proprietary rights-related litigation or interference proceeding could have a material and adverse effect on Mast’s business prospects, operating results and financial condition.

Risks Related to Mast’s Industry

Mast expects intense competition in the marketplace for Mast’s product candidates, should any of them receive regulatory approval.

The industries in which Mast operates (biopharmaceutical, specialty pharmaceutical, biotechnology and pharmaceutical) are highly competitive and subject to rapid and significant change. Mast is aware of many other organizations developing drug products and other therapies intended to treat or cure the diseases or conditions in which Mast is developing or plan to develop its product candidates. Developments by others may render potential application of any of Mast’s product candidates in a particular indication obsolete or noncompetitive, even prior to completion of its development and approval for that indication. If successfully developed and approved, Mast expects its product candidates will face intense competition. Mast may not be able to compete successfully against organizations with competitive products, particularly large pharmaceutical companies. Many of Mast’s potential competitors have significantly greater financial, technical and human resources than Mast does, and may be better equipped to develop, manufacture, market and distribute products. Many of these companies operate large, well-funded research, development and commercialization programs, have extensive experience in nonclinical and clinical studies, obtaining FDA and other regulatory approvals and manufacturing and marketing products, and have multiple products that have been approved or are in late-stage development. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, heightened awareness on the part of academic institutions, government agencies and other public and private research organizations of the potential commercial value of their inventions have led them to actively seek to commercialize the technologies they develop, which increases competition for investment in Mast’s programs. Competitive products may be more effective, or more effectively marketed and sold, than ours, which would have a material adverse effect on Mast’s ability to generate revenue.

Mast is subject to uncertainty relating to healthcare reform measures and reimbursement policies that, if not favorable to Mast’s products, could hinder or prevent its products’ commercial success, if any of Mast’s product candidates are approved.

The unavailability or inadequacy of third-party payer coverage and reimbursement could negatively affect the market acceptance of its product candidates and the future revenues Mast may expect to receive from those products. The commercial success of Mast’s product candidates, if approved, will depend in part on the extent to which the costs of such products will be covered by third-party payers, such as government health programs, commercial insurance and other organizations. These third-party payers are increasingly challenging the prices and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payers do not consider Mast’s products to be cost-effective compared to other therapies, they may not cover its products after approval as a benefit under their plans or, even if they do, the level of payment may not be sufficient to allow Mast to sell its products on a profitable basis. In the case of products administered in an inpatient hospital setting, a level of payment that is inadequate to cover the cost to hospitals of providing and administering Mast’s products to patients, could delay market acceptance of or limit its ability to penetrate the markets for its products.

Significant uncertainty exists as to the reimbursement status for newly approved drug products, including coding, coverage and payment. There is no uniform policy requirement for coverage and reimbursement for drug products among third-party payers in the United States, therefore coverage and reimbursement for drug products can differ significantly from payer to payer. The coverage determination process is often a time-consuming and costly process that will require Mast to provide scientific and clinical support for the use of its products to each payer separately, with no assurance that coverage and adequate payment will be applied consistently or obtained. The process for determining whether a payer will cover and how much it will reimburse a product may be separate from the process of seeking approval of the product or for setting the price of the product. Even if reimbursement is provided, market acceptance of its products may be adversely affected if the amount of payment for Mast’s products proves to be unprofitable for healthcare providers or less profitable than alternative treatments or if administrative burdens make Mast’s products less desirable to use. Third-party payer reimbursement to providers of Mast’s products, if approved, may be subject to a bundled payment that also includes the procedure of administering Mast’s products. To the extent there is no separate payment for Mast’s product(s), there may be further uncertainty as to the adequacy of reimbursement amounts.

The continuing efforts of the government, private insurance companies, and other organizations to contain or reduce costs of healthcare may adversely affect:

•	Mast’s ability to set an appropriate price for its products;

•	the rate and scope of adoption of Mast’s products by healthcare providers;

•	Mast’s ability to generate revenue or achieve or maintain profitability;

•	the future revenue and profitability of Mast’s potential customers, suppliers and collaborators; and

•	Mast’s access to additional capital.

Mast’s ability to successfully commercialize its products will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish what Mast believes are appropriate coverage and reimbursement for its products. The containment of healthcare costs has become a priority of federal and state governments and the prices of drug products have been a focus in this effort. For example, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Mast expects that federal, state and local governments in the U.S. will continue to consider legislation directed at lowering the total cost of healthcare. In addition, in certain foreign markets, the pricing of drug products is subject to government control and reimbursement may in some cases be unavailable or insufficient. It is uncertain whether and how future legislation, whether domestic or abroad, could affect prospects for its product candidates or what actions federal, state, or private payers for healthcare treatment and services may take in response to any such healthcare reform proposals or legislation. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures reforms may prevent or limit its ability to generate revenue, attain profitability or commercialize Mast’s product candidates.

Mast faces potential product liability exposure and, if successful claims are brought against it, Mast may incur substantial liability for a product or product candidate and may have to limit its commercialization. In the future, Mast anticipates that it will need to obtain additional or increased product liability insurance coverage and it is uncertain whether such increased or additional insurance coverage can be obtained on commercially reasonable terms, if at all.

Mast’s business (in particular, the use of Mast’s product candidates in clinical studies and the sale of any products for which Mast obtain marketing approval) will expose Mast to product liability risks. Product liability claims might be brought against Mast by patients, healthcare providers, pharmaceutical companies or others selling Mast’s products. If Mast cannot successfully defend itself against any such claims, Mast will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for Mast’s products and loss of revenue;

•	impairment of Mast’s business reputation;

•	delays in enrolling patients to participate in Mast’s clinical studies;

•	withdrawal of clinical study participants;

•	a “clinical hold,” suspension or termination of a clinical study or amendments to a study design;

•	significant costs of related litigation;

•	substantial monetary awards to patients or other claimants; and

•	the inability to commercialize Mast’s products and product candidates.

Mast maintains limited product liability insurance for its clinical studies, but its insurance coverage may not reimburse Mast or may not be sufficient to reimburse Mast for all expenses or losses it may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Mast may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses.

Mast expects that it will expand its insurance coverage to include the sale of commercial products if Mast obtains marketing approval of any of its product candidates, but Mast may be unable to obtain product liability insurance on commercially acceptable terms or may not be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect Mast against potential losses. Large judgments have been awarded in class action lawsuits based on drug products that had unanticipated side effects. A successful product liability claim or series of claims brought against Mast could cause its stock price to fall and, if judgments exceed Mast’s insurance coverage, could decrease Mast’s cash and adversely affect Mast’s business.

Risks Related to Mast’s Common Stock

If Mast is unable to maintain compliance with NYSE MKT continued listing standards and policies, the NYSE MKT may commence proceedings to delist Mast’s common stock, and in some cases, determine to suspend trading in Mast’s common stock immediately without an opportunity to propose a plan that could enable Mast to regain compliance, which would likely cause the liquidity and market price of its common stock to decline and you could lose your investment.

Mast’s common stock is listed on the NYSE MKT (“NYSE MKT” or the “Exchange”). The NYSE MKT retains substantial discretion to, at any time and without notice, suspend dealings in or remove from any security from listing. The NYSE MKT has adopted continued listing standards related to an issuer’s financial condition, operating results, disposal of assets, reduction in operations, compliance with listing agreements and SEC requirements, and the extent of public distribution and market value of the issuer’s listed security, and the Exchange will consider suspending dealings in, or delisting, securities of an issuer that does not meet those standards. For example, the NYSE MKT will consider suspending dealings in, or delisting, securities of an issuer that has stockholders’ equity of less than $6 million if that issuer has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. Mast has had a loss from operations and net loss in each of its five most recent fiscal years. As of December 31, 2016, Mast’s stockholders’ equity was $9.8 million. If Mast’s stockholders’ equity falls below $6 million, the Exchange may determine that Mast is no longer suitable for listing and may commence delisting proceedings pursuant Section 1003(a)(iii) of the NYSE MKT Company Guide.

The NYSE MKT will also normally consider suspending dealings in, or removing from the list, a common stock selling for a substantial period of time at a low price per share if the issuer fails to effect a reverse split of the stock within a reasonable time after being notified that the Exchange deems such action to be appropriate under the circumstances. Mast understands NYSE MKT policy to be that, if the 30-day average closing price of an issuer’s common stock is less than $0.20 per share, the Exchange will alert the issuer to the fact that it may have a low selling price deficiency if, in six months, the 30-day average closing price of the issuer’s common stock is still, or again, less than $0.20 per share. If, in six months, the 30-day average closing price of the issuer’s common stock is in fact less than $0.20 per share, the issuer should expect to receive a deficiency letter from the Exchange notifying the issuer that it is below the continued listing criteria set forth in Section 1003(f)(v) of the NYSE MKT Company Guide and the issuer would have to submit a plan to the Exchange to regain compliance with its listing standards, have that plan accepted by the Exchange, and subsequently perform against that plan, otherwise the Exchange would commence delisting proceedings. The market price for Mast’s common stock historically has been highly volatile, and Mast expects it will continue to be highly volatile in the foreseeable future. If the 30-day average closing price of Mast’s common stock falls below $0.20 per share, Mast may, in six months from that time, be considered by the Exchange to be out of compliance with Section 1003(f)(v) of the NYSE MKT Company Guide and the Exchange may require Mast to effect a reverse split of its common stock within a reasonable time to regain compliance or otherwise commence delisting proceedings.

In addition, Mast is aware of a NYSE MKT policy that, if an issuer’s common stock trades below $0.06 per share, the staff of the Exchange will determine that issuer’s stock is no longer suitable for listing on the NYSE MKT and will halt trading in and commence proceedings to delist that stock from the Exchange immediately. The issuer may appeal the delisting, but the issuer’s stock will continue to be suspended from trading on the Exchange during the appeal process and the appeal may be unsuccessful.

There is no assurance that Mast will be able to maintain compliance with NYSE MKT continued listing standards and/or policies. The delisting of its common stock from the NYSE MKT likely would reduce the trading volume and liquidity in Mast’s common stock, may lead to decreases in the trading price of Mast’s common stock, and may also materially impair Mast’s stockholders’ ability to buy and sell shares. In addition, the delisting of its common stock could significantly impair its ability to raise additional capital, which may be necessary for to execute on Mast’s business strategy.

If Mast’s common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade Mast’s common stock and an investor may find it more difficult to acquire or dispose of Mast’s common stock in the secondary market.

If Mast’s common stock was removed from listing with the NYSE MKT, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If Mast’s common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade Mast’s common stock and an investor may find it more difficult to acquire or dispose of Mast’s common stock on the secondary market.

The market price of Mast’s common stock historically has been and likely will continue to be highly volatile.

The market price for Mast’s common stock historically has been highly volatile, and the market for its common stock has from time to time experienced significant price and volume fluctuations, based both on Mast’s operating performance and for reasons that appear to Mast unrelated to its operating performance. For instance, based on closing prices, the market price for its common stock dropped approximately 45% following Mast’s announcement of an underwritten public offering of equity securities on February 9, 2016, and it dropped approximately 80% following Mast’s announcement of top-line results of Mast’s Phase 3 clinical study of vepoloxamer in sickle cell disease on September 20, 2016. Conversely, the market price for Mast’s common stock increased by more than 55% during one trading day in January 2014, in the absence of any news release by Mast or rumors of which Mast was aware. The market price of its common stock may fluctuate significantly in response to a number of factors, including:

•	the level of Mast’s financial resources;

•	announcements of entry into or consummation of a financing or strategic transaction;

•	results from a clinical study of a product candidate;

•	delays in the completion of Mast’s clinical studies or termination of a clinical study, including due to difficulties with patient enrollment or safety issues or inability to produce sufficient quantities of clinical trial material;

•	FDA or international regulatory actions and regulatory developments in the U.S. and foreign countries;

•	announcements of new products or technologies, commercial relationships or other events (including clinical study results and regulatory events and actions) by Mast or its competitors;

•	announcements of difficulties or delays in commercial manufacture or supply of Mast’s drug products;

•	market conditions in the pharmaceutical, biopharmaceutical, specialty pharmaceutical and biotechnology sectors;

•	developments concerning intellectual property rights generally or those of Mast or Mast’s competitors;

•	changes in securities analysts’ estimates of Mast’s financial performance or deviations in Mast’s business and the trading price of its common stock from the estimates of securities analysts;

•	events affecting any future collaborations, commercial agreements and grants;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	sales of large blocks of its common stock, including sales by significant stockholders, Mast’s executive officers or directors or pursuant to shelf or resale registration statements that register shares of Mast’s common stock that may be sold by Mast or certain of its current or future stockholders;

•	discussion of Mast or its stock price by the financial and scientific press and in online investor communities;

•	commencement of delisting proceedings by the NYSE MKT;

•	additions or departures of key personnel; and

•	changes in third-party payer coverage or reimbursement policies.

As evidenced by the September 2016 decline, the realization of any of the foregoing could have a dramatic and adverse impact on the market price of Mast’s common stock. In addition, class action litigation has often been instituted against companies whose securities have experienced a substantial decline in market price. Moreover, regulatory entities often undertake investigations of investor transactions in securities that experience volatility following an announcement of a significant event or condition. Any such litigation brought against Mast or any such investigation involving its investors could result in substantial costs and a diversion of management’s attention and resources, which could harm Mast’s business, operating results and financial condition.

Mast’s stock price could decline significantly based on progress with and results of its clinical studies and regulatory agency decisions affecting development of its product candidates.

Mast expects announcements of progress with and results of clinical studies of its product candidates and regulatory decisions (by Mast, the FDA, or another regulatory agency) to affect Mast’s stock price. Stock prices of companies in its industry have declined significantly when such results and decisions were unfavorable or perceived to be negative or discouraging or when a product candidate did not otherwise meet expectations, and, as discussed above, the price of Mast’s common stock dropped significantly following its September 20, 2016 announcement that Mast’s Phase 3 clinical study of vepoloxamer in sickle cell disease did not meet the primary efficacy endpoint. If progress in clinical studies or study results are not viewed favorably by Mast or third parties, including investors, analysts, potential collaborators, the academic and medical communities and regulators, its stock price could decline significantly and you could lose your investment in Mast’s common stock.

Mast may report top-line or interim clinical and nonclinical study data from time to time, which is based on preliminary analysis of then-available data. Such preliminary findings and conclusions are subject to change following a more comprehensive review of the study data and, in the case of interim data, completion of the study. In addition, results of clinical and nonclinical studies often are subject to different interpretations. Mast may interpret or weigh the importance of study data differently than third parties, including those noted above. Others may not accept or agree with its analysis of study data, which could impact the approvability of Mast’s product candidates and/or the value of Mast’s development programs and company in general.

Sales of substantial amounts of Mast’s common stock or the perception that such sales may occur could cause the market price of its common stock to decline significantly, even if Mast’s business is performing well.

The market price of Mast’s common stock could decline as a result of sales by, or the perceived possibility of sales by, Mast or its existing stockholders of shares of Mast’s common stock. Sales by Mast’s existing stockholders might also make it more difficult for Mast to sell equity securities at a time and price that Mast deems appropriate. Under Mast’s existing ATM program, as of December 31, 2016, Mast may sell up to approximately $18 million of additional shares of Mast’s common stock. The shelf registration statement on Form S-3 under which the ATM program is registered may be used to register the sale and issuance of more than $99 million of additional securities, subject to limitations if Mast’s public float is less than $75 million described above. In addition, as of March 2, 2017, Mast has outstanding warrants to purchase approximately 81 million additional shares of its common stock. All of those warrants have an exercise price of less than $1.00 per share; however, based on the closing price of Mast’s common stock on March 2, 2017, no outstanding warrants are in-the-money. Collectively, the ATM program, the shelf registration statement and any in-the-money warrants, may increase the likelihood of sales of substantial amounts of Mast’s shares, or the perception that substantial sales may occur, by Mast or its existing securityholders from time to time, which could cause the market price of Mast’s common stock to decline significantly.

Anti-takeover provisions in Mast’s charter documents and under Delaware law may make an acquisition of Mast, which may be beneficial to its stockholders, more difficult, which could depress Mast’s stock price.

Mast is incorporated in Delaware. Certain anti-takeover provisions of Delaware law and Mast’s charter documents as currently in effect may make a change in control of Mast’s company more difficult, even if a change in control would be beneficial to Mast’s stockholders. Mast’s bylaws limit who may call a special meeting of stockholders and establish advance notice requirements for nomination of individuals for election to its board of directors or for proposing matters that can be acted upon at stockholders’ meetings. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The Mast Board may use these provisions to prevent changes in the management and control of Mast. Also, under applicable Delaware law, Mast’s board of directors may adopt additional anti-takeover measures in the future. In addition, provisions of certain compensatory contracts with its management, such as equity award agreements, may have an anti-takeover effect by resulting in accelerated vesting of outstanding equity securities held by Mast’s executive officers.

Because Mast does not expect to pay dividends with respect to Mast’s common stock in the foreseeable future, you must rely on stock appreciation for any return on your investment.

Mast has paid no cash dividends on any of its common stock to date, and Mast currently intends to retain its future earnings, if any, to fund the development and growth of its business. As a result, with respect to its common stock, Mast does not expect to pay any cash dividends in the foreseeable future, and payment of cash dividends, if any, will also depend on Mast’s financial condition, results of operations, capital requirements and other factors and will be at the discretion of Mast’s board of directors. Furthermore, Mast is subject to various laws and regulations that may restrict its ability to pay dividends and Mast may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Currently, Mast’s debt facility with Hercules prohibits Mast from declaring and paying any cash dividend on any class of stock or other equity interest. Due to Mast’s intent to retain any future earnings rather than pay cash dividends on its common stock and applicable laws, regulations and contractual obligations that may restrict its ability to pay dividends on its common stock, the success of your investment in Mast’s common stock will likely depend entirely upon any future appreciation and Mast’s common stock may not appreciate.

If Mast were to issue shares of its common stock or preferred stock that are available for issuance, Mast’s stock price could decline.

Mast has 500,000,000 shares of authorized common stock and, as of March 2, 2017, approximately 115 million of such authorized shares were not outstanding or reserved for issuance under outstanding warrants, options, equity incentive plans or other rights. Subject to applicable securities laws and stock exchange listing requirements, the Mast Board is authorized under its charter documents to sell and issue Mast’s authorized, but unissued, common stock without stockholder approval and may do so to satisfy Mast’s capital requirements or finance the expansion of Mast’s product pipeline. The Mast Board also is authorized to issue and sell up to 1,000,000 shares of preferred stock without stockholder approval, at a purchase price approved by the board. The preferred stock may have rights that are superior to the rights of the holders of its common stock. The sale or the proposed sale of substantial amounts of Mast’s common stock, preferred stock and/or securities convertible into shares of Mast’s common or preferred stock in the public markets may adversely affect the market price of Mast’s common stock. Mast’s stockholders may also experience substantial dilution.

Risks Related to Savara

Risks Related to Savara’s Capital Requirements and Financial Condition

Savara has a limited operating history and has incurred significant losses since inception, and expects that it will continue to incur losses for the foreseeable future, which makes it difficult to assess Savara’s future viability.

Savara is a clinical development-stage biopharmaceutical company with a limited operating history upon which to evaluate its business and prospects. Savara has not been profitable since it commenced operations in 2008, and may not achieve profitability. In addition, Savara has limited history as an organization and has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Drug development is a highly speculative undertaking and involves a substantial degree of risk. To date, Savara has not obtained any regulatory approvals for any of its product candidates, commercialized any of its product candidates or generated any product revenue. Savara has devoted significant resources to research and development and other expenses related to its ongoing clinical trials and operations, in addition to acquiring product candidates.

For the year ended December 31, 2016, Savara incurred losses from operations of $10.9 million, and net cash used in operating activities was $8.4 million. At December 31, 2016, Savara had an accumulated deficit of $38.4 million, its cash, cash equivalents and investment securities were $13.4 million, and its working capital was $11.2 million. Savara expects to continue to incur substantial operating losses for the next several years as it advances its product candidates through clinical development, global regulatory approvals, and commercialization. No revenue from operations will likely be available until, and unless, one of its product candidates is approved by the FDA or another regulatory agency and successfully marketed, or Savara enters into an arrangement that provides for licensing revenue or other partnering-related funding, outcomes which Savara may not achieve.

Savara will require substantial additional financing to obtain regulatory approval for AeroVanc and Molgradex, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force Savara to delay, limit, reduce or terminate Savara’s product development efforts or other operations.

Since inception, most of Savara’s resources have been dedicated to the development and acquisition of its product candidates, AeroVanc and Molgradex. Savara believes that its existing capital resources will be sufficient to fund its operations for up to 12 months. Savara may raise additional capital from its existing investors prior to the closing of the Merger and may raise additional capital from new investors following the closing of the Merger. Savara will require significant additional capital to continue operations and execute on its current business strategy to develop AeroVanc and Molgradex through to regulatory approval. Savara cannot estimate with reasonable certainty the actual amounts necessary to successfully complete the development and commercialization of its product candidates and there is no certainty that Savara will be able to raise the necessary capital on reasonable terms or at all.

Savara’s capital requirements for the foreseeable future will depend in large part on, and could increase significantly as a result of, its expenditures on its development programs. Future expenditures on its development programs are subject to many uncertainties, and will depend on, and could increase significantly as a result of, many factors, including:

•	the number, size, complexity, results and timing of its drug development programs;

•	the timing and terms of any collaborative or other strategic arrangement that Savara may establish;

•	the number of clinical and nonclinical studies necessary to demonstrate acceptable evidence of the safety and efficacy of its product candidates;

•	changes in standards of care which could increase the size and complexity of clinical studies;

•	the number of patients who participate, the rate of enrollment, and the ratio of randomized to evaluable patients in each clinical study;

•	the ability to locate patients to participate in a study given the limited number of patients available for orphan or ultra-orphan indications;

•	the number and location of sites and the rate of site initiation in each study;

•	the duration of patient treatment and follow-up;

•	the potential for additional safety monitoring or other post-marketing studies that may be requested by regulatory agencies;

•	the time and cost to manufacture clinical trial material and commercial product, including process development and scale-up activities, and to conduct stability studies, which can last several years;

•	the degree of difficulty and cost involved in securing alternate manufacturers or suppliers of drug product, components or delivery devices, as necessary to meet FDA requirements and/or commercial demand;

•	the costs, requirements, timing of, and the ability to, secure regulatory approvals;

•	the extent to which Savara increases its workforce and the costs involved in recruiting, training and incentivizing new employees;

•	the costs related to developing, acquiring and/or contracting for sales, marketing and distribution capabilities, supply chain management capabilities, and regulatory compliance capabilities, if Savara obtains regulatory approval for a product candidate and commercializes it without a partner;

•	the costs involved in evaluating competing technologies and market developments or the loss in sales in case of such competition; and

•	the costs involved in establishing, enforcing or defending patent claims and other proprietary rights.

Additional capital may not be available when Savara needs it, on terms that are acceptable to it or at all. If adequate funds are not available to Savara on a timely basis, it will be required to delay, limit, reduce or terminate its establishment of sales and marketing, manufacturing or distribution capabilities, development activities or other activities that may be necessary to commercialize its product candidates, conduct preclinical or clinical studies, or other development activities.

If Savara raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, it may have to relinquish certain valuable rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable. If Savara raises additional capital through public or private equity offerings, the ownership interest of its stockholders will be diluted and the terms of any new equity securities may have preferential rights over its common stock. If Savara raises additional capital through debt financing, it may be subject to covenants limiting or restricting its ability to take specific actions, such as incurring additional debt or making capital expenditures, or subject to specified financial ratios, any of which could restrict its ability to develop and commercialize its product candidates or operate as a business.

Risks Related to Savara’s Business Strategy and Operations

Savara is substantially dependent upon the clinical, regulatory and commercial success of its two product candidates, AeroVanc and Molgradex. Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and Savara’s clinical trials may fail to adequately demonstrate to the satisfaction of regulatory authorities the safety and efficacy of its two product candidates.

The success of Savara’s business is dependent on its ability to advance the clinical development of AeroVanc for the treatment of persistent methicillin-resistant Staphylococcus aureus (MRSA) infections in the lungs of cystic fibrosis patients and Molgradex for the treatment of patients with pulmonary alveolar proteinosis (PAP). The AeroVanc Phase 3 study is scheduled to start in the United States and Canada in Q3 2017 and the Molgradex Phase 2/3 clinical study (IMPALA) is ongoing in Europe and Japan. Savara expects to announce top-line results from the Phase 2/3 study of Molgradex in the first quarter of 2018.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. A failure of one or more of Savara’s clinical trials can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of Savara’s product candidates may not be predictive of the results of later-stage clinical trials. There is a high failure rate for drugs proceeding through clinical trials, and product candidates in later stages of clinical trials may fail to show the required safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials, and Savara cannot be certain that it will not face similar setbacks. Even if Savara’s clinical trials are completed, the results may not be sufficient to obtain regulatory approval for its product candidates.

Given the development nature of Savara’s product candidates, Savara is subject to risks associated with initiating, completing and achieving positive outcomes from its current and future clinical trials, including:

•	slow implementation, enrollment and completion of the clinical trials;

•	inability to enroll enough patients in the clinical trials;

•	low patient compliance and adherence to dosing and reporting requirements, for example incomplete reporting of patient reported outcomes in the clinical trials or missed doses;

•	lack of safety and efficacy in the clinical trials;

•	delays in manufacture of supplies for both drug and device components due to delays in formulation, process development, or manufacturing activities;

•	requirements for additional nonclinical or clinical studies based on changes to formulation and/or changes to regulatory requirements;

•	requirements for additional clinical studies based on inconclusive clinical results or changes in market, standard of care, and/or regulatory requirements;

If Savara successfully completes the necessary clinical trials for its product candidates, its success will be subject to the risks associated with obtaining regulatory approvals, product launch, and commercialization, including:

•	FDA rejection of Savara’s NDA submissions for its product candidates;

•	regulatory rejection in the EU, Japan, and other markets;

•	delays during regulatory review and/or requirements for additional CMC, nonclinical, or clinical studies, resulting in increased costs and/or delays in marketing approval and subsequent commercialization of the product candidates in the United States and other markets;

•	inability to consistently manufacture commercial supplies of drug and delivery devices resulting in slowed market development and lower revenue;

•	poor commercial sales due to:

•	the ability of Savara’s future sales organization or its potential commercialization partners to effectively sell the product candidates;

•	Savara’s lack of success in educating physicians and patients about the benefits, administration and use of its product candidates;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of other products or treatments for the targeted indications of the product candidates;

•	low patient demand for the product candidates;

•	poor prescription coverage and inadequate reimbursement for its product candidates;

•	Savara’s inability to enforce its intellectual property rights in and to its product candidates; and

•	reduction in the safety profile of its product candidates following approval.

Many of these clinical, regulatory and commercial matters are beyond Savara’s control and are subject to other risks described elsewhere in this “Risk Factors” section. Accordingly, Savara cannot assure that it will be able to advance its product candidates further through final clinical development, or obtain regulatory approval of, commercialize or generate significant revenue from them. If Savara cannot do so, or are significantly delayed in doing so, its business will be materially harmed.

If Savara fails to attract and retain senior management and key scientific personnel, it may be unable to successfully develop and commercialize its product candidates.

Savara has historically operated with a limited number of employees that manage third-parties for most development activities. Institutional knowledge is concentrated within a small number of employees. Savara’s success depends in part on its continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Savara’s future success is highly dependent upon the contributions of its senior management, as well as its senior scientists and other members of its senior management team. The loss of services of any of these individuals, who all have at-will employment arrangements with Savara, could delay or prevent the successful development of its product pipeline, completion of its planned clinical trials or the commercialization of its product candidates.

Replacing key employees may be a difficult, costly and protracted process, and Savara may not have other personnel with the capacity to assume all the responsibilities of a key employee upon his/her departure. Transition periods can be difficult to manage and may cause disruption to its business. In addition, there may be intense competition from other companies and organizations for qualified personnel. Other companies and organizations with which Savara competes for personnel may have greater financial and other resources and different risk profiles than Savara, and a history of successful development and commercialization of its product candidates. If Savara cannot attract and retain skilled personnel, as needed, Savara may not achieve its development and other goals.

In addition, the success of Savara’s business will depend on its ability to develop and maintain relationships with respected service providers and industry-leading consultants and advisers. If Savara cannot develop and maintain such relationships, as needed, the rate and success at which Savara can develop and commercialize product candidates may be limited. In addition, its outsourcing strategy, which has included engaging consultants that spend considerable time in its office to manage key functional areas, may subject Savara to scrutiny under labor laws and regulations, which may divert management time and attention and have an adverse effect on its business and financial condition.

Savara does not have, and does not have plans to establish manufacturing facilities. Savara completely relies on third parties for the manufacture and supply of its clinical trial drug and delivery device supplies and, if approved, commercial product materials. The loss of any of these vendors or a vendor’s failure to provide Savara with an adequate supply of clinical trial or commercial product material in a timely manner and on commercially acceptable terms, or at all, could harm its business.

Savara outsources the manufacture of its product candidates and does not plan to establish its own manufacturing facilities. To manufacture Savara’s product candidates, Savara has made numerous custom modifications at CMOs, making Savara highly dependent on these CMOs. For clinical and commercial supplies, if approved, Savara has supply agreements with third party CMOs for drug substance, finished drug product, drug delivery devices and other necessary components of its product candidates. While Savara has secured long-term commercial supply agreements with many of the third party CMOs, Savara would need to negotiate agreements for commercial supply with several important CMOs, and Savara may not be able to reach agreement on acceptable terms. In addition, Savara relies on these third parties to conduct or assist Savara in key manufacturing development activities, including qualification of equipment, developing and validating methods, defining critical process parameters, releasing component materials and conducting stability testing, among other things. If these third parties are unable to perform their tasks successfully in a timely manner, whether for technical, financial or other reasons, Savara may be unable to secure clinical trial material, or commercial supply material if approved, which likely would delay the initiation, conduct or completion of its clinical studies or prevent Savara from having enough commercial supply material for sale, which would have a material and adverse effect on its business.

All manufacturers of Savara’s clinical trial material and, if approved, commercial product, including drug substance manufacturers, must comply with cGMP requirements enforced by the FDA through its facilities inspection program and applicable requirements of foreign regulatory authorities. These requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of Savara’s clinical trial material may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. While Savara or its representatives generally monitor and audit its manufacturers’ systems, Savara does not have full control over their ongoing compliance with these regulations. And while the responsibility to maintain cGMP compliance is shared between Savara and the third-party manufacturer, Savara bears ultimately responsibility for its supply chain and compliance with regulatory standards. Failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay or failure to obtain product approval, product seizure or recall, or withdrawal of product approval.

Currently, Savara does not have alternative vendors to back up its primary vendors of clinical trial material or, if approved, commercial supply material. Identification of and discussions with other vendors may be protracted and/or unsuccessful, or these new vendors may be unsuccessful in producing the same results as the current primary vendors producing the material. Therefore, if its primary vendors become unable or unwilling to perform their required activities, Savara could experience protracted delays or interruptions in the supply of clinical trial material and, ultimately, product for commercial sale, which would materially and adversely affect its development programs, commercial activities, operating results and financial condition. In addition, the FDA or regulatory authorities outside of the United States may require that Savara have an alternate manufacturer of a drug product before approving it for marketing and sale in the United States or abroad and securing such alternate manufacturer before approval of an NDA could result in considerable additional time and cost prior to NDA approval.

Any new manufacturer or supplier of finished drug product or its component materials, including drug substance and delivery devices, would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing of such product or ingredients required by Savara. The FDA or foreign regulatory agency may require Savara to conduct additional clinical studies, collect stability data and provide additional information concerning any new supplier, or change in a validated manufacturing process, including scaling-up production, before Savara could distribute products from that manufacturer or supplier or revised process. For example, if Savara were to engage a third party other than its current CMOs to supply the drug substance or drug product for future clinical trial, or commercial product, the FDA or regulatory authorities outside of the United States may require Savara to conduct additional clinical and nonclinical studies to ensure comparability of the drug substance or drug product manufactured by its current CMOs to that manufactured by the new supplier. Changing of suppliers or equipment is particularly challenging for companies like Savara, with inhalation products, because any change could alter the drug product of its performance. The manufacturing of the drug substance of Molgradex, molgramostim, a biological drug substance, as well as the drug product, Molgradex, is currently being transferred to a new manufacturing site. Producing a pharmaceutically and biologically similar product may prove to be challenging, and may take more time and resources that currently anticipated. The transfer of the manufacturing to the new site may also cause regulatory agencies, including the FDA, to require additional nonclinical or clinical studies, which may cause delay or failure to obtain regulatory approval, and incur substantial additional cost.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling-up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, and shortages of qualified personnel. Some of Savara’s product candidates have not been manufactured at the scale Savara believes will be necessary to maximize its commercial value and, accordingly, Savara may encounter difficulties in attempting to scale-up production and may not succeed in that effort on a timely basis or at all. In addition, the FDA or other regulatory authorities may impose additional requirements as Savara scales-up initial production capabilities, which may delay its scale-up activities and/or add expense.

If Savara’s manufacturers encounter any of the aforementioned difficulties or otherwise fail to comply with their contractual obligations or there are delays entering commercial supply agreements due to capital constraints, Savara may have insufficient quantities of material to support ongoing and/or planned clinical studies or to meet commercial demand, if approved. In addition, any delay or interruption in the supply of materials necessary or useful to manufacture its product candidates could delay the completion of its clinical studies, increase the costs associated with its development programs and, depending upon the period of delay, require Savara to commence new clinical studies at significant additional expense or terminate the studies completely. Delays or interruptions in the supply of commercial product could result in increased cost of goods sold and lost sales. Savara cannot provide assurance that manufacturing or quality control problems will not arise in connection with the manufacture of its clinical trial material or commercial product, if approved, or that third-party manufacturers will be able to maintain the necessary governmental licenses and approvals to continue manufacturing such clinical trial material or commercial product, as applicable. In addition, AeroVanc and Molgradex are currently manufactured entirely or partially outside the United States and, as a result, Savara may experience interruptions in supply due to shipping or customs difficulties or regional instability. Furthermore, changes in currency fluctuations, shipping costs, or import tariffs could adversely affect cost of goods sold. Any of the above factors could cause Savara to delay or suspend anticipated or ongoing trials, regulatory submissions or commercialization of its product candidates, entail higher costs or result in Savara being unable to effectively commercialize its products. Savara’s dependence upon third parties for the manufacture of its clinical trial material may adversely affect its future costs and its ability to develop and commercialize its product candidates on a timely and competitive basis.

Savara relies significantly on third parties to conduct its nonclinical testing and clinical studies and other aspects of its development programs and if those third parties do not satisfactorily perform their contractual obligations or meet anticipated deadlines, the development of its product candidates could be adversely affected.

Savara does not employ personnel or possess the facilities necessary to conduct many of the activities associated with its programs. Savara engages consultants, advisors, CROs, CMOs and others to assist in the design and conduct of nonclinical and clinical studies of its product candidates, with interpretation of the results of those studies and with regulatory activities, and Savara expects to continue to outsource all or a significant amount of such activities. As a result, many important aspects of its development programs are and will continue to be outside its direct control, and its third-party service providers may not perform their activities as required or expected including the maintenance of GCP, GLP and GMP compliance, which are ultimately Savara’s responsibility to ensure. Further, such third parties may not be as committed to the success of Savara’s programs as Savara’s own employees and, therefore, may not devote the same time, thoughtfulness or creativity to completing projects or problem-solving as Savara’s own employees would. To the extent Savara is unable to successfully manage the performance of third-party service providers, its business may be adversely affected.

The CROs that Savara engages to execute its clinical studies play a significant role in the conduct of the studies, including the collection and analysis of study data, and Savara likely will depend on CROs and clinical investigators to conduct future clinical studies and to assist in analyzing data from completed studies and developing regulatory strategies for its product candidates. Individuals working at the CROs with which it contracts, as well as investigators at the sites at which its studies are conducted, are not Savara’s employees, and Savara has limited control over the amount or timing of resources that they devote to their programs. If Savara’s CROs, study investigators, and/or third-party sponsors fail to devote sufficient time and resources to studies of its product candidates, if Savara and/or its CROs do not comply with all GLP and GCP regulatory and contractual requirements, or if their performance is substandard, it may delay commencement and/or completion of these studies, submission of applications for regulatory approval, regulatory approval, and commercialization of its product candidates. Failure of CROs to meet their obligations to Savara could adversely affect development of its product candidates.

In addition, CROs Savara engages may have relationships with other commercial entities, some of which may compete with Savara. Through intentional or unintentional means, Savara’s competitors may benefit from lessons learned on the Savara project that could ultimately harm Savara’s competitive position. Moreover, if a CRO fails to properly, or at all, perform its activities during a clinical study, Savara may not be able to enter into arrangements with alternative CROs on acceptable terms or in a timely manner, or at all. Switching CROs may increase costs and divert management time and attention. In addition, there likely would be a transition period before a new CRO commences work. These challenges could result in delays in the commencement or completion of Savara’s clinical studies, which could materially impact its ability to meet its desired and/or announced development timelines and have a material adverse impact on its business and financial condition.

Savara currently has limited marketing capabilities and no sales organization. If Savara is unable to establish sales and marketing capabilities on its own or through third parties, it will be unable to successfully commercialize its products, if approved, or generate product revenue.

To commercialize Savara’s products, if approved, in the United States and other jurisdictions it seeks to enter, Savara must build its marketing, sales, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and it may not be successful in doing so. If Savara’s products receive regulatory approval, it expects to market such products in the United States through a focused, specialized sales force, which will be costly and time consuming. Savara has no prior experience in the marketing and sale of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including its ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Outside of the United States, Savara may consider collaboration arrangements. If Savara is unable to enter into such arrangements on acceptable terms or at all, it may not be able to successfully commercialize its products in certain markets. Any failure or delay in the development of its internal sales, marketing and distribution capabilities would adversely impact the commercialization of its products. If Savara is not successful in commercializing its products, either on its own or through collaborations with one or more third parties, its future product revenue will suffer and it would incur significant additional losses.

Savara is the process of integrating the systems, people and contracts from the recent acquisition of Serendex and the complete scope and impact of the integration is unknown.

Savara’s acquisition of the assets of Serendex Pharmaceuticals A/S on July 15, 2016 has inherent risks, including risks associated with the integration of operations, systems and personnel. Savara has devoted its resources towards the successful integration of the companies, but there is potential exposure to unknown or contingent liabilities of the acquired company, the possible loss of key employees, liability associated with the assumption of legacy agreements, and many other such risks typical for such acquisitions.

To establish a sales and marketing infrastructure and expand its manufacturing capabilities, Savara will need to increase the size of its organization, and Savara may experience difficulties in managing this growth.

As of December 31, 2016, Savara had 15 full-time employees, including 10 employees engaged in research and development. As Savara advances its product candidates through the development process and to commercialization, it will need to continue to expand its development, regulatory, quality, managerial, sales and marketing, operational, finance and other resources to manage its operations and clinical trials, continue its development activities and commercialize its product candidates, if approved. As its operations expand, Savara expects that it will need to manage additional relationships with various manufacturers and collaborative partners, suppliers and other organizations.

Due to Savara’s limited financial resources and its limited experience in managing a company with such anticipated growth, Savara may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. In addition, the physical expansion of its operations may lead to significant costs and may divert its management and resources. Any inability to manage growth could delay the execution of its development and strategic objectives, or disrupt its operations, which could materially impact its business, revenue and operating results.

Savara’s product candidates may cause undesirable side effects or adverse events, or have other properties that could delay or prevent its clinical development, regulatory approval or commercialization.

Undesirable side effects or adverse events caused by Savara’s product candidates could interrupt, delay or halt clinical studies and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all indications, and in turn prevent Savara from commercializing its product candidates. A significant challenge in clinical development is that the patient population in early studies, where small numbers of patients are required, is different to the patient population observed in later stage studies, where larger groups of patients are required. For example, patients in earlier stage studies may be more sick, compliant, or otherwise motivated than patients in larger studies. As such, efficacy or safety results may differ significantly between studies. Side-effects seen at high doses in earlier studies of AeroVanc, such as bronchoconstriction or other airway irritation, may be seen in significant numbers at the lower doses selected for later studies. Also, for AeroVanc, while not observed in the Phase 2 clinical study, the emergence of vancomycin-resistant MRSA could occur during the longer dosing period of AeroVanc that is currently planned for the Phase 3 clinical study. If this or other undesirable side effects occur, they could possibly prevent approval, which would have a material and adverse effect on its business.

If any of its product candidates receive marketing approval and Savara or others later identify undesirable side effects caused by the product:

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	regulatory authorities may withdraw its approval of the product;

•	Savara may be required to change the way the product is administered, conduct additional clinical studies or change the labeling of the product; and

•	its reputation may suffer.

Any of these events could prevent Savara from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent Savara from generating significant revenue from its sale.

Savara may not achieve its projected development goals in the time frames Savara has announced.

Savara has set goals for accomplishing certain objectives material to the successful development of its product candidates. The actual timing of these events may vary due to many factors, including delays or failures in its nonclinical testing, clinical studies and manufacturing and regulatory activities and the uncertainties inherent in the regulatory approval process. From time to time Savara creates estimates for the completion of enrollment of or announcement of data from clinical studies of its product candidates. However, predicting the rate of enrollment or the time from completion of enrollment to announcement of data for any clinical study requires Savara to make significant assumptions that may prove to be incorrect. As discussed in other risk factors above, its estimated enrollment rates and the actual rates may differ materially and the time required to complete enrollment of any clinical study may be considerably longer than Savara estimates. Such delays may adversely affect its financial condition and results of operations.

Even if Savara completes a clinical study with successful results, Savara may not achieve its projected development goals in the time frames Savara initially anticipates or announces. If a development plan for a product candidate becomes more extensive and costly than anticipated, Savara may determine that the associated time and cost are not financially justifiable and, as a result, may discontinue development in a particular indication or of the product candidate as a whole. In addition, even if a study did complete with successful results, changes may occur in regulatory requirements or policy during the period of product development and/or regulatory review of an NDA that relate to the data required to be included in NDAs which may require additional studies that may be costly and time consuming. Any of these actions may be viewed negatively, which could adversely impact its financial condition.

Further, throughout development, Savara must provide adequate assurance to the FDA and other regulatory authorities that Savara can consistently develop and produce its product candidates in conformance with GLP, GCP, cGMP, and other regulatory standards. As discussed above, Savara relies on CMOs for the manufacture of clinical, and future commercial, quantities of its product candidates. If future FDA or other regulatory authority inspections identify cGMP compliance deficiencies at these third-party facilities, production of its clinical trial material or, in the future, commercial product, could be disrupted, causing potentially substantial delay in or failure of development or commercialization of its product candidates.

Savara’s employees, independent contractors and consultants, principal investigators, CROs, CMOs and other vendors, and any future commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for Savara and harm its reputation.

Savara is exposed to the risk that its employees, independent contractors and consultants, principal investigators, CROs, CMOs and other vendors, and any future commercial partners may engage in fraudulent conduct or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, to provide accurate information to the FDA or comparable foreign regulatory authorities, to comply with manufacturing standards required by cGMP or Savara standards, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, and to report financial information or data accurately or disclose unauthorized activities to them. The misconduct of its employees and other Savara service providers could involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to its reputation. Savara intends to adopt a code of business ethics and conduct, but it is not always possible to identify and deter such misconduct, and the precautions Savara takes to detect and prevent this activity, such as the implementation of a quality system which entails vendor audits by quality experts, may not be effective in controlling unknown or unmanaged risks or losses or in protecting Savara from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against them, and Savara is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and results of operations, including the imposition of significant fines or other sanctions. For example, if one of its manufacturing partners was placed under a consent decree, Savara may be hampered in its ability to manufacture clinical or commercial supplies.

Savara’s business and operations would suffer in the event of third-party computer system failures, cyber-attacks on third-party systems or deficiency in its cyber security.

Savara relies on information technology systems, including third-party “cloud based” service providers, to keep financial records, maintain laboratory, clinical data and corporate records, communicate with staff and external parties and operate other critical functions. This includes critical systems such as email, other communication tools, electronic document repositories, and archives. If any of these third-party information technology (IT) providers are compromised due to computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication failures, electrical failures, cyber-attacks or cyber-intrusions over the internet, then sensitive emails or documents could be exposed or deleted. Similarly, Savara could incur business disruption if its access to the internet is compromised and Savara is unable to connect with third-party IT providers. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, Savara relies on those third parties to safeguard important confidential personal data regarding its employees and patients enrolled in its clinical trials. If a disruption event were to occur and cause interruptions in a third-party IT provider’s operations, it could result in a disruption of its drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to its data or applications, or inappropriate disclosure of confidential or proprietary information, Savara could incur liability and development of its product candidates could be delayed, or could fail.

Savara’s operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

Savara’s corporate headquarters is located in a single commercial facility in Austin, Texas, USA. Savara maintains a second office in a single commercial facility in Denmark where many of Savara’s product development staff are located. Important documents and records, including copies of its regulatory documents and other records for its product candidates, are located both at a secure offsite document storage facility as well at its own facilities and Savara depends on its facilities for the continued operation of its business. Natural disasters and other catastrophic events, such as wildfires and other fires, earthquakes and extended power interruptions and terrorist attacks or severe weather conditions, could significantly disrupt its operations and result in additional, unplanned expense. As a small company with limited resources, Savara has not prepared or implemented a formal business continuity or disaster recovery plan and any natural disaster or catastrophic event could disrupt its business operations and result in setbacks to its development programs. Even though Savara believes it carries commercially reasonable insurance, Savara might suffer losses that are not covered by or exceed the coverage available under these insurance policies.

Risks Related to Drug Development and Commercialization

Savara depends on the successful completion of clinical studies of its product candidates, and any positive results in prior clinical studies do not ensure that ongoing or future clinical studies will be successful.

Pharmaceutical products are subject to stringent regulatory requirements covering quality, safety, and efficacy. The burden of proof is on the manufacturer, such as Savara, to show with substantial clinical data that the risk/benefit profile for any new drug is favorable. Only after successfully completing extensive pharmaceutical development, nonclinical testing, and clinical studies may a product be considered for regulatory approval.

Clinical studies are expensive, difficult to design and implement, they can take many years to complete, and outcomes are inherently uncertain. A drug product may fail to demonstrate positive results at any stage of testing despite having progressed satisfactorily through nonclinical testing and initial clinical studies. There is significant risk in clinical development where later stage clinical studies are designed and powered based on the analysis of data from earlier studies, with these earlier studies involving a smaller number of patients, and the results of the earlier studies being driven primarily by a subset of responsive patients. In addition, interim results of a clinical study do not necessarily predict final results. Further, clinical study data frequently are susceptible to varying interpretations. Medical professionals and/or regulatory authorities may analyze or weigh study data differently than the sponsor company, resulting in delay or failure to obtain marketing approval for a product candidate. Additionally, the possible lack of standardization across multiple investigative sites may induce variability in the results which can interfere with the evaluation of treatment effects.

If Savara licenses rights to develop its product candidates to independent third parties or otherwise permit such third parties to evaluate its product candidates in clinical studies, Savara may have limited control over those clinical studies. Any safety or efficacy concern identified in a third-party sponsored study could adversely affect its or another licensee’s development of its product candidate and prospects for its regulatory approval, even if the data from that study are subject to varying interpretations and analyses.

There is significant risk that ongoing and future clinical studies of its product candidates are unsuccessful. Negative or inconclusive results could cause the FDA and other regulatory authorities to require Savara to repeat or conduct additional clinical studies, which could significantly increase the time and expense associated with development of that product candidate or cause Savara to elect to discontinue one or more clinical programs. Failure to complete a clinical study of a product candidate or an unsuccessful result of a clinical study could have a material adverse effect on its business.

Both of Savara’s product candidates have received Orphan Drug Designation by the Food and Drug Administration (FDA) and Molgradex has received Orphan Drug Designation also in Europe. While orphan designation provides certain benefits there are also associated risks.

AeroVanc has been granted Orphan Drug Designation in the United States by the FDA for the treatment of persistent methicillin-resistant Staphylococcus aureus (MRSA) lung infection in patients with cystic fibrosis and

Molgradex has received Orphan Drug Designation in the United States by the FDA and in Europe by the European Medicines Agency for the treatment of pulmonary alveolar proteinosis (PAP). Orphan Designation will not shorten the regulatory review or reduce the clinical data requirements needed to obtain approval. If approval is received to market either AeroVanc or Molgradex for the respective indications, FDA will not approve a similar product, with the same active ingredient, to AeroVanc or Molgradex for seven years and the European Medicines Agency will not approve a similar product to Molgradex for ten years, unless Savara is unable to produce enough supply to meet demand in the marketplace or another similar product, with the same active ingredient, is deemed clinically superior. Similar product candidates, with the same active ingredient and route of delivery, may be granted Orphan Drug Designation during the development of the respective products, but the Orphan Drug exclusivity is granted only to the first of such products approved, which means there is risk that a competitor product candidate may receive approval and Orphan Drug exclusivity before Savara, thus preventing Savara from marketing one or more of its product candidates until the exclusivity of the competing product expires. Also, the Orphan Drug status will not prevent a competitor with a different active ingredient from competing with Savara’s product candidates. If Savara is prevented from marketing one or more product candidates due to a competitor’s Orphan Drug exclusivity, this would have a material adverse effect on its business.

Delays in commencement and completion of clinical studies are common and have many causes. Delays in clinical studies of Savara’s product candidates could increase overall development costs and jeopardize its ability to obtain regulatory approval and successfully commercialize any approved products.

Clinical testing typically is expensive, can take many years to complete, and its outcome is inherently uncertain. Clinical studies may not commence on time or be completed on schedule, if at all. The commencement and completion of clinical studies can be delayed for a variety of reasons, including:

•	inability to raise sufficient funding to initiate or continue a clinical study;

•	delays in obtaining regulatory approval to commence a clinical study;

•	delays in identifying and reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites and investigators, which agreements can be subject to extensive negotiation and may vary significantly among study sites;

•	delays in obtaining regulatory approval in a prospective country;

•	delays in obtaining ethic committee approval to conduct a clinical study at a prospective site;

•	delays in reaching agreements on acceptable terms with prospective contract manufacturing organizations, or CMOs, or other vendors for the production and supply of clinical trial material and, if necessary, drug administration devices, which agreements can be subject to extensive negotiation;

•	delays in the production or delivery of sufficient quantities of clinical trial material or drug delivery devices from its CMOs and other vendors to initiate or continue a clinical study;

•	delays due to product candidate recalls as result of stability failure, excessive product complaints or other failures of the product candidate during its use or testing;

•	invalidation of clinical data caused by premature unblinding or integrity issues;

•	invalidation of clinical data caused by mixing up of the active drug and placebo through randomization or manufacturing errors;

•	delays on the part of its CROs, CMOs, and other third-party contractors in developing procedures and protocols or otherwise conducting activities in accordance with applicable policies and procedures and in accordance with agreed upon timelines;

•	delays in identifying and hiring or engaging, as applicable, additional employees or consultants to assist in managing clinical study-related activities;

•	delays in recruiting and enrolling individuals to participate in a clinical study, which historically can be challenging in orphan diseases;

•	delays caused by patients dropping out of a clinical study due to side effects, concurrent disorders, difficulties in adhering to the study protocol, unknown issues related to different patient profiles than in previous studies, such as the reduced age limit required for inclusion into the planned AeroVanc Phase 3 study, or otherwise;

•	delays in having patients complete participation in a clinical study, including returning for post-treatment follow-up;

•	delays resulting from study sites dropping out of a trial, providing inadequate staff support for the study, problems with shipment of study supplies to clinical sites or focusing its staff’s efforts on enrolling studies that compete for the same patient population;

•	suspension of enrollment at a study site or the imposition of a clinical hold by the FDA or other regulatory authority following an inspection of clinical study operations at study sites or finding of a drug-related serious adverse event; and

•	delays in quality control/quality assurance procedures necessary for study database lock and analysis of unblinded data.

Patient enrollment, a critical component to successful completion of a clinical study, is affected by many factors, including the size and nature of the study population, the proximity of patients to clinical sites, the eligibility criteria for the study, the design of the clinical study, ongoing studies competing for the same patient population and clinicians’, patients’ perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including therapies being investigated by other companies which may be viewed as more beneficial or important to study, fear of being randomized to the placebo arm, and changes in standard of care. Challenges to complete enrollment can be exacerbated in orphan indications, like those being pursued by Savara, with a limited number of qualifying patients and the lack of clinical sites with the necessary expertise and experience to conduct Savara’s studies. Further, completion of a clinical study and/or its results may be adversely affected by failure to retain patients who enroll in a study but withdraw due to adverse side effects, perceived lack of efficacy, belief that they are on placebo, improvement in condition before treatment has been completed, or for personal reasons, or without reason, or by patients who fail to return for or complete post-treatment follow-up.

Clinical studies may not begin on time or be completed in the time frames Savara anticipates and may be costlier than Savara anticipates for a variety of reasons, including one or more of those described above. The length of time necessary to successfully complete clinical studies varies significantly and is difficult to predict accurately. Savara may make statements regarding anticipated timing for completion of enrollment in and/or availability of results from its clinical studies, but such predictions are subject to a number of significant assumptions and actual timing may differ materially for a variety of reasons, including patient enrollment rates, length of time needed to prepare raw study data for analysis and then to review and analyze it, and other factors described above. If Savara experiences delays in the completion of a clinical study, if a clinical study is terminated, or if failure to conduct a study in accordance with regulatory requirements or the study’s protocol leads to deficient safety and/or efficacy data, the regulatory approval and/or commercial prospects for its product candidates may be harmed and its ability to generate product revenue will be delayed. In addition, any delays in completing its clinical studies likely will increase its development costs. Further, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may ultimately lead to the denial of regulatory approval of a product candidate. Even if Savara ultimately commercializes its product candidates, the standard of care may have changed or other therapies for the same indications may have been introduced to the market in the interim and may establish a competitive threat to Savara or diminish the need for Savara’s products.

Clinical studies are very expensive, difficult to design and implement, often take many years to complete, and the outcome is inherently uncertain.

Clinical development of pharmaceutical products for humans is generally very expensive, takes many years to complete and failures can occur at any stage of clinical testing. Savara estimates that clinical development of its product candidates will take several additional years to complete, but because of the variety of factors that can affect the design, timing and outcome of clinical studies, Savara is unable to estimate the exact funds required to complete research and development, obtain regulatory approval and commercialize all of its product candidates. Savara will need significant additional capital to continue to advance its products as per current business plans.

Failure at any stage of clinical testing is not uncommon and Savara may encounter problems that would require additional, unplanned studies or cause Savara to abandon a clinical development program.

In addition, a clinical study may be suspended or terminated by Savara, an IRB, a data safety monitoring board, the FDA or other regulatory authorities due to a number of factors, including:

•	lack of adequate funding to continue the study;

•	failure to conduct the study in accordance with regulatory requirements or the study’s protocol;

•	inspection of clinical study operations or sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues, including adverse side effects; or

•	changes in governmental regulations or administrative actions.

Changes in governmental regulations and guidance relating to clinical studies may occur and Savara may need to amend study protocols to reflect these changes, or Savara may amend study protocols for other reasons. Amendments may require Savara to resubmit protocols to IRBs for reexamination and approval or renegotiate terms with CROs, study sites and investigators, all of which may adversely impact the costs or timing of or its ability to successfully complete a trial.

There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation of its product candidates and related manufacturing processes may be required, and regulatory approval may be conditioned, delayed or denied, any of which could delay or prevent Savara from successfully marketing its product candidates and substantially harm its business.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or materially influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations is time-consuming and requires the expenditure of substantial resources.

Savara is preparing AeroVanc for a Phase 3 trial, the success of which will be needed for FDA approval to market AeroVanc in the United States to treat persistent MRSA lung infection in cystic fibrosis patients. While significant communication with the FDA on the Phase 3 study design has occurred, even if the Phase 3 clinical study meets all of its statistical goals and protocol end points, the FDA may not view the results as robust and convincing. They may require additional clinical studies and/or other costly studies, which could require Savara to expend substantial additional resources and could significantly extend the timeline for clinical development prior to market approval. Additionally, Savara is required by the FDA to conduct a two-year nonclinical carcinogenicity study on the AeroVanc powder. The results of this study will not be known until a short time prior to potential submission of an NDA for AeroVanc. If the carcinogenicity study cannot be completed for technical or other reasons, or provides results that the FDA determine to be concerning, this may cause a delay or failure in obtaining approval for AeroVanc.

Molgradex is currently undergoing a Phase 2/3 clinical study in Europe and Japan. Concurrently, Savara plans to make formulation changes to Molgradex that would simplify the composition of the drug product and eliminate potentially harmful excipients. While this change is expected by Savara to reduce studies and/or other documentation requirements, the regulatory agencies may require additional clinical or nonclinical studies prior to approval, even if current clinical studies are deemed successful, which could require Savara to expend substantial additional resources and significantly extend the timeline for clinical development of Molgradex in PAP.

Savara is currently undergoing active discussion with the FDA on the requirements for obtaining IND approval to initiate clinical studies in the United States and achieve NDA approval for Molgradex. However, no agreement has yet been reached on the design of the clinical program required for the submission of an NDA, and there is risk that reaching agreement may take longer than currently planned, or the FDA may require such studies that Savara deems unfeasible, preventing Savara to reach agreement with the FDA, which may result in delay or failure to complete the development of Molgradex in the US.

Significant uncertainty exists with respect to the regulatory approval process for any investigational new drug, including AeroVanc and Molgradex. Regardless of any guidance the FDA or foreign regulatory agencies may provide a drug’s sponsor during its development, the FDA or foreign regulatory agencies retains complete discretion in deciding whether to accept an NDA or the equivalent foreign regulatory approval submission for filing or, if accepted, approve an NDA. There are many components to an NDA or marketing authorization application submission in addition to clinical study data. For example, the FDA or foreign regulatory agencies will review the sponsor’s internal systems and processes, as well as those of its CROs, CMOs and other vendors, related to development of its product candidates, including those pertaining to its clinical studies and manufacturing processes. Before accepting an NDA for review or before approving the NDA, the FDA or foreign regulatory agencies may request that Savara provide additional information that may require significant resources and time to generate and there is no guarantee that its product candidates will be approved for any indication for which Savara may apply. The FDA or foreign regulatory agencies may choose not to approve an NDA for any of a variety of reasons, including a decision related to the safety or efficacy data, manufacturing controls or systems, or for any other issues that the agency may identify related to the development of its product candidates. Even if one or more Phase 3 clinical studies are successful in providing statistically significant evidence of the efficacy and safety of the investigational drug, the FDA or foreign regulatory agencies may not consider efficacy and safety data from the submitted studies adequate scientific support for a conclusion of effectiveness and/or safety and may require one or more additional Phase 3 or other studies prior to granting marketing approval. If this were to occur, the overall development cost for the product candidate would be substantially greater and its competitors may bring products to market before Savara, which could impair its ability to generate revenues from the product candidates, or even seek approval, if blocked by a competitor’s Orphan Drug exclusivity, which would have a material adverse effect on Savara’s business, financial condition and results of operations.

Further, development of Savara’s product candidates and/or regulatory approval may be delayed for reasons beyond its control. For example, U.S. federal government shut-down or budget sequestration, such as one that occurred during 2013, may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting Savara’s ability to progress development of its product candidates or obtain regulatory approval for its product candidates.

Even if the FDA or foreign regulatory agencies grant approvals for Savara’s product candidates, the conditions or scope of the approval(s) may limit successful commercialization of the product candidates and impair Savara’s ability to generate substantial sales revenue. For example, the FDA may approve label claims for AeroVanc with age restrictions and/or treatment duration limitations, or Molgradex with restrictions for use only by patients unresponsive to the current standard of care. They may limit the label of AeroVanc or Molgradex to a subset of patients based on a review of which patient groups had the greatest efficacious response in clinical studies. Such label restriction may be undesirable and may limit successful commercialization. The FDA or foreign regulatory agencies may also only grant marketing approval contingent on the performance of costly post-approval nonclinical or clinical studies, or subject to warnings or contraindications that limit commercialization. Additionally, even after granting approval, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for its products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, and continued compliance with current good manufacturing processes, or cGMP, good clinical practices, international conference on harmonization regulations and good laboratory practices, which are regulations and guidelines that are enforced by the FDA or foreign regulatory agencies for all of its clinical development and for any clinical studies that Savara conducts post-approval. The FDA or foreign regulatory agencies may decide to withdraw approval, add warnings or narrow the approved indications in the product label, or establish risk management programs that could restrict distribution of its products. These actions could result from, among other things, safety concerns, including unexpected side effects or drug-drug interaction problems, or concerns over misuse of a product. If any of these actions were to occur following approval, Savara may have to discontinue commercialization of the product, limit its sales and marketing efforts, implement risk minimization procedures, and/or conduct post-approval studies, which in turn could result in significant expense and delay or limit its ability to generate sales revenues.

Regulations may be changed prior to submission of an NDA that require higher hurdles than currently anticipated. These may occur as a result of drug scandals, recalls, or a political environment unrelated to Savara’s products.

Even if Savara receives regulatory approval for a product candidate, Savara may face regulatory difficulties that could materially and adversely affect its business, financial condition and results of operations.

Even if initial regulatory approval is obtained, as a condition to the initial approval the FDA or a foreign regulatory agency may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or marketing surveillance programs, any of which would limit the commercial potential of the product. Its product candidates also will be subject to ongoing FDA requirements related to the manufacturing processes, labeling, packaging, storage, distribution, advertising, promotion, record-keeping and submission of safety and other post-market information regarding the product. For instance, the FDA may require changes to approved drug labels, require post-approval clinical studies and impose distribution and use restrictions on certain drug products. In addition, approved products, manufacturers and manufacturers’ facilities are subject to continuing regulatory review and periodic inspections. If previously unknown problems with a product are discovered, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, the FDA may impose restrictions on that product or Savara, including requiring withdrawal of the product from the market. If Savara or a CMO of Savara’s fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend or terminate any ongoing clinical studies;

•	refuse to approve pending applications or supplements to approved applications;

•	exclude its product from reimbursement under government healthcare programs, including Medicaid or Medicare;

•	impose restrictions or affirmative obligations on Savara’s or its CMO’s operations, including costly new manufacturing requirements;

•	close the facilities of a CMO; or

•	seize or detain products or require a product recall.

If any of Savara’s product candidates for which Savara receive regulatory approval fails to achieve significant market acceptance among the medical community, patients or third-party payers, the revenue Savara generates from its sales will be limited and its business may not be profitable.

Savara’s success will depend in substantial part on the extent to which its product candidates, if approved, are accepted by the medical community and patients and reimbursed by third-party payers, including government payers. The degree of market acceptance with respect to each of its approved products, if any, will depend upon a number of factors, including:

•	the safety and efficacy of its products as demonstrated in clinical studies;

•	acceptance in the medical and patient communities of its products as a safe and effective treatment;

•	the product’s taste, ease of use, or features associated with the delivery device;

•	the perceived advantages of its product over alternative treatments, including with respect to the incidence and severity of any adverse side effects and the cost of treatment;

•	the indications for which its product is approved;

•	claims or other information (including limitations or warnings) in its product’s approved labeling;

•	reimbursement and coverage policies of government and other third-party payers;

•	pricing and cost-effectiveness of its product relative to alternative treatments;

•	availability of alternative treatments;

•	smaller than expected market size due to lack of disease awareness of a rare disease, or the patient population with a specific rare disease being smaller than anticipated;

•	inappropriate diagnostic efforts due to limited knowledge and/or resources among clinicians;

•	the prevalence of off-label substitution of chemically equivalent products or alternative treatments; and

•	the resources Savara devotes to marketing its product and restrictions on promotional claims Savara can make with respect to the product.

Savara cannot predict with reasonable accuracy whether physicians, patients, healthcare insurers or health maintenance organizations, or the medical community in general, will accept or utilize any of its products, if approved. If its product candidates are approved but do not achieve an adequate level of acceptance by these parties, Savara may not generate sufficient revenue to become or remain profitable. In addition, its efforts to educate the medical community and third-party payers regarding benefits of its products may require significant resources and may never be successful.

If Savara determines that a product candidate may not achieve adequate market acceptance or that the potential market size does not justify additional expenditure on the program, Savara may reduce its expenditures on the development and/or the process of seeking regulatory approval of the product candidate while Savara evaluates whether and on what timeline to move the program forward.

Even if Savara receives regulatory approval to market one or more of its product candidates in the United States, Savara may never receive approval or commercialize its products outside of the United States, which would limit its ability to realize the full commercial potential of its product candidates.

In order to market products outside of the United States, Savara must establish and comply with the numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. The time required to obtain approval in other countries generally differs from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States, as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that its product candidates may not be approved for all indications requested, which could limit the uses of its product candidates and have an adverse effect on product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

Conversely, if the product candidates do receive approval outside the US in the future, Savara may not meet the FDA requirements in the United States for approval. For example, Molgradex is currently being studied in Europe and Japan in what could be a pivotal study for use of Molgradex to treat PAP. However, in the United States, Savara does not yet have approval from the FDA to start clinical studies with Molgradex due to different requirements by the FDA, which have not yet been met or agreed upon.

Savara must comply with the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws.

The U.S. Foreign Corrupt Practices Act, to which Savara is subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Other countries, such as the U.K., have similar laws with which Savara must comply. Savara faces the risk that an employee or agent could be accused of violating one or more of these laws, particularly in geographies where significant overlap exists between local government and healthcare industries. Such an accusation, even if unwarranted, could prove disruptive to Savara’s developmental and commercialization efforts.

Risks Related to Savara’s Intellectual Property

Savara’s success will depend in part on obtaining and maintaining effective patent and other intellectual property protection for its product candidates and proprietary technology.

AeroVanc has received a U.S. Patent Notice of Allowance for its formulation in the United States, AeroVanc’s primary market. AeroVanc has either been issued patents or is prosecuting patent applications in numerous countries outside the United States. Savara has no patent protection for Molgradex for the treatment of PAP, and primarily relies on the Orphan Drug exclusivity as its primary barrier to competition. Both AeroVanc and Molgradex utilize proprietary delivery devices with exclusive supply agreements. Molgradex is eligible for protection via a proprietary cell bank used in the production of the drug substance. However, Savara’s success will depend in part on its ability to:

•	obtain and maintain patent and other exclusivity with respect to Savara’s products and its uses;

•	prevent third parties from infringing upon its proprietary rights;

•	maintain proprietary know-how and trade secrets;

•	operate without infringing upon the patents and proprietary rights of others; and

•	obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur or if necessary to secure exclusive rights to them, both in the United States and in foreign countries.

The patent and intellectual property positions of biopharmaceutical companies generally are highly uncertain, involve complex legal and factual questions, and have been and continue to be the subject of much litigation. There is no guarantee that Savara has or will develop or obtain the rights to products or processes that are patentable, that patents will issue from any pending applications or that claims allowed will be sufficient to protect the technology Savara develops or have developed or that is used by Savara, its CMOs or its other service providers. In addition, any patents that are issued to Savara may be limited in scope or challenged, invalidated, infringed or circumvented, including by its competitors, and rights Savara have under issued patents may not provide competitive advantages to Savara. If competitors can develop and commercialize technology and products similar to Savara’s, its ability to successfully commercialize its technology and products may be impaired.

Patent applications in the United States are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months. As a result, Savara cannot be certain that the inventors listed in any patent or patent application owned by Savara were the first to conceive of the inventions covered by such patents and patent applications (for U.S. patent applications filed before March 16, 2013), or that such inventors were the first to file patent applications for such inventions outside the United States and, after March 15, 2013, in the United States. In addition, changes in or different interpretations of patent laws in the United States and foreign countries may affect Savara’s patent rights and limit the number of patents Savara can obtain, which could permit others to use its discoveries or to develop and commercialize Savara’s technology and products without any compensation to Savara.

Savara’s AeroVanc patent is specific to the formulation of the AeroVanc powder. While this may prevent identical products from entering the market, it may not preclude someone skilled in the art from inventing an alternate formulation approach with comparable or improved characteristics.

Savara also relies on unpatented know-how and trade secrets and continuing technological innovation to develop and maintain its competitive position, which Savara seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborators and others. Savara also has invention or patent assignment agreements with its employees and certain consultants. The steps Savara have taken to protect its proprietary rights, however, may not be adequate to preclude misappropriation of or otherwise protect its proprietary information or prevent infringement of its intellectual property rights, and Savara may not have adequate remedies for any such misappropriation or infringement. In addition, it is possible that inventions relevant to Savara’s business could be developed by a person not bound by an invention assignment agreement with Savara or independently discovered by a competitor.

Savara also intends to rely on regulatory exclusivity for protection of its product candidates, if approved for commercial sale. Implementation and enforcement of regulatory exclusivity, which may consist of regulatory data protection and market protection, varies widely from country to country. Failure to qualify for regulatory exclusivity, or failure to obtain or maintain the extent or duration of such protections that Savara expects for its product candidates, if approved, could affect its decision on whether to market the products in a particular country or countries or could otherwise have an adverse impact on its revenue or results of operations. For Molgradex, which is administered via nebulization, Savara may rely on regulatory exclusivity for the combination of Molgradex and its delivery system. However, there is no assurance that its Molgradex product and its delivery system, if approved, will benefit from this type of market protection.

Savara may rely on trademarks, trade names and brand names to distinguish its products, if approved for commercial sale, from the products of its competitors. Savara intends to seek approval for new names for AeroVanc and Molgradex that meet the FDA’s and foreign regulatory requirements. However, Savara’s trademark applications may not be approved. Third parties may also oppose Savara’s trademark applications or otherwise challenge its use of the trademarks in which case Savara may expend substantial resources to defend its proposed or approved trademarks and may enter into agreements with third parties that may limit Savara’s use of its trademarks. In the event that Savara’s trademarks are successfully challenged, Savara could be forced to rebrand its product, which could result in loss of brand recognition and could require Savara to devote significant resources to advertising and marketing these new brands. For example, Savara filed a trademark for the name “Savara” and was challenged. Savara decided to terminate its application, which it may revisit such filings at a future date. Further, Savara’s competitors may infringe its trademarks or Savara may not have adequate resources to enforce its trademarks.

Savara’s success depends on its ability to prevent competitors from duplicating or developing and commercializing equivalent versions of its product candidates, but patent protection may be difficult to obtain and any issued claims may be limited.

Savara has filed for patent protection in the United States and other countries to cover the formulation of AeroVanc and was granted a notice of allowance in the United States, its primary market. However, this patent may not provide Savara with significant competitive advantages, because the validity or enforceability of the patents may be challenged and, if instituted, one or more of the challenges may be successful. Patents may be challenged in the United States under post-grant review proceedings, inter partes reexamination, ex parte re-examination, or challenges in district court. Any patents issued in foreign jurisdictions may be subjected to comparable proceedings lodged in various foreign patent offices, or courts. These proceedings could result in either loss of the patent or loss or reduction in the scope of one or more of the claims of the patent. Even if a patent issues, and is held valid and enforceable, competitors may be able to design around Savara’s patents, such as by using pre-existing or newly developed technology, in which case competitors may not infringe Savara’s issued claims and may be able to market and sell products that compete directly with Savara’s before and after its patents expire.

The patent prosecution process is expensive and time-consuming. Savara and any future licensors and licensees may not apply for or prosecute patents on certain aspects of its product candidates at a reasonable cost, in a timely fashion, or at all. Savara may not have the right to control the preparation, filing and prosecution of some patent applications related to its product candidates or technologies. As a result, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of Savara. It is also possible that Savara or any future licensors or licensees will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, it is possible that defects of form in the preparation or filing of Savara’s patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, assignment, or claim scope. If there are material defects in the form or preparation of its patents or patent applications, such patents or applications may be invalid or unenforceable. In addition, one or more parties may independently develop similar technologies or methods, duplicate its technologies or methods, or design around the patented aspects of its products, technologies or methods. Any of these circumstances could impair Savara’s ability to protect its products, if approved, in ways which may have an adverse impact on Savara’s business, financial condition and operating results.

Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Savara’s owned and licensed patents may be challenged in the courts or patent offices in and outside of the United States. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Savara’s ability use its patents to stop others from using or commercializing similar or identical products or technology, or limit the duration of the patent protection of its technology and drugs. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Savara’s owned and licensed patent portfolio may not provide Savara with sufficient rights to exclude others from commercializing drugs similar or identical to those of Savara once Orphan Drug and Qualified Infectious Disease Product exclusivities have expired. See the section entitled “Risks Related to Savara’s Industry” for further description of Orphan Drug and Qualified Infectious Disease Product exclusivities.

Enforcement of intellectual property rights in certain countries outside the United States, including China in particular, has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries will likely be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Savara’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the United States Patent and Trademark Office, or USPTO, and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in decreased patent term adjustment or in abandonment or lapse of the patent or patent application, leading to partial or complete loss of patent rights in the relevant jurisdiction.

Third parties may claim that Savara’s products, if approved, infringe on their proprietary rights and may challenge the approved use or uses of a product or its patent rights through litigation or administrative proceedings, and defending such actions may be costly and time consuming, divert management attention away from Savara’s business, and result in an unfavorable outcome that could have an adverse effect on Savara’s business.

Savara’s commercial success depends on its ability and the ability of its CMOs and component suppliers to develop, manufacture, market and sell its products and product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Savara is or may be developing products. Because patent applications can take many years to publish and issue, there currently may be pending applications, unknown to Savara, that may later result in issued patents that its products, product candidates or technologies infringe, or that the process of manufacturing its products or any of its respective component materials, or the component materials themselves, infringe, or that the use of its products, product candidates or technologies infringe.

Savara or its CMOs or component material suppliers may be exposed to, or threatened with, litigation by third parties alleging that Savara’s products, product candidates and/or technologies infringe its patents and/or other intellectual property rights, or that one or more of the processes for manufacturing its products or any of its respective component materials, or the component materials themselves, or the use of its products, product candidates or technologies, infringe its patents and/or other intellectual property rights. If a third-party patent or other intellectual property right is found to cover its products, product candidates, technologies or its uses, or any of the underlying manufacturing processes or components, Savara could be required to pay damages and could be unable to commercialize its products or use its technologies or methods unless Savara is able to obtain a license to the patent or intellectual property right. A license may not be available to Savara in a timely manner or on acceptable terms, or at all. In addition, during litigation, the third-party alleging infringement could obtain a preliminary injunction or other equitable remedy that could prohibit Savara from making, using, selling or importing its products, technologies or methods.

There generally is a substantial amount of litigation involving patent and other intellectual property rights in the industries in which Savara operates and the cost of such litigation may be considerable. Savara can provide no assurance that its product candidates or technologies will not infringe patents or rights owned by others, licenses to which might not be available to Savara in a timely manner or on acceptable terms, or at all. If a third party claims that Savara or its CMOs or component material suppliers infringe its intellectual property rights, Savara may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, with or without merit, may be expensive and time consuming to litigate and may divert management’s time and attention from Savara’s core business;

•	substantial damages for infringement, including the potential for treble damages and attorneys’ fees, which Savara may have to pay if it is determined that the product and/or its use at issue infringes or violates the third party’s rights;

•	a court prohibiting Savara from selling or licensing the product unless the third-party licenses its intellectual property rights to Savara, which it may not be required to do;

•	if a license is available from the third party, Savara may have to pay substantial royalties, fees and/or grant cross-licenses to the third party; and

•	redesigning Savara’s products or processes so they do not infringe, which may not be possible or may require substantial expense and time.

No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering Savara’s products, product candidates or technology or those of its CMOs or component material suppliers or the use of its products, product candidates or technologies. Because of the large number of patents issued and patent applications filed in the industries in which Savara operates, there is a risk that third parties may allege they have patent rights encompassing Savara’s products, product candidates or technologies, or those of its CMOs or component material suppliers, or uses of its products, product candidates or technologies.

In the future, it may be necessary for Savara to enforce its proprietary rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights, through litigation or other dispute proceedings, which may be costly, and to the extent Savara is unsuccessful, adversely affect its rights. In these proceedings, a court or administrative body could determine that its claims, including those related to enforcing patent rights, are not valid or that an alleged infringer has not infringed its rights. The uncertainty resulting from the mere institution and continuation of any patent- or other proprietary rights-related litigation or interference proceeding could have a material and adverse effect on its business prospects, operating results and financial condition.

Risks Related to Savara’s Industry

Savara expects competition in the marketplace for its product candidates, should any of them receive regulatory approval.

AeroVanc and Molgradex have received Orphan Drug Designation from FDA and Molgradex has received Orphan Drug Designation from the European Medicines Agency. Orphan Drug Designation will provide market exclusivity in U.S. for seven years and 10 years in Europe, but only if (1) AeroVanc and Molgradex receive market approval before a competitor using the same active compound for the same indication, (2) Savara is able produce sufficient supply to meet demand in the marketplace, and (3) another product with the same active ingredient is not deemed clinically superior. AeroVanc has also received Qualified Infectious Disease Product (QIDP) status extending market exclusivity by an additional five years in addition to any other exclusivity obtained in the United States

The industries in which Savara operates (biopharmaceutical, specialty pharmaceutical, biotechnology and pharmaceutical) are highly competitive and subject to rapid and significant change. Developments by others may render potential application of any of its product candidates in a particular indication obsolete or noncompetitive, even prior to completion of its development and approval for that indication. If successfully developed and approved, Savara expects its product candidates will face competition. Savara may not be able to compete successfully against organizations with competitive products, particularly large pharmaceutical companies. Many of its potential competitors have significantly greater financial, technical and human resources than Savara, and may be better equipped to develop, manufacture, market and distribute products. Many of these companies operate large, well-funded research, development and commercialization programs, have extensive experience in nonclinical and clinical studies, obtaining FDA and other regulatory approvals and manufacturing and marketing products, and have multiple products that have been approved or are in late-stage development. These advantages may enable them to receive approval from the FDA or any foreign regulatory agency before Savara and prevent Savara from competing due to their orphan drug protections. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, heightened awareness on the part of academic institutions, government agencies and other public and private research organizations of the potential commercial value of their inventions have led them to actively seek to commercialize the technologies they develop, which increases competition for investment in Savara’s programs. Competitive products may be more effective, easier to dose, or more effectively marketed and sold, than theirs, which would have a material adverse effect on Savara’s ability to generate revenue.

Savara is subject to uncertainty relating to healthcare reform measures and reimbursement policies that, if not favorable to its products, could hinder or prevent its products’ commercial success, if any of its product candidates are approved.

The unavailability or inadequacy of third-party payer coverage and reimbursement could negatively affect the market acceptance of its product candidates and the future revenues Savara may expect to receive from those products. The commercial success of its product candidates, if approved, will depend in part on the extent to which the costs of such products will be covered by third-party payers, such as government health programs, commercial insurance and other organizations. Third-party payers are increasingly challenging the prices and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. These challenges to prices may be problematic to Savara since its products are targeted for a small number of patients (those suffering from orphan diseases) thus requiring Savara to charge very high prices in order to recover development costs and achieve a profit on its revenue. If these third-party payers do not consider its products to be cost-effective compared to other therapies, Savara may not obtain coverage for its products after approval as a benefit under the third-party payers’ plans or, even if Savara does, the level of coverage or payment may not be sufficient to allow Savara to sell its products on a profitable basis.

Significant uncertainty exists as to the reimbursement status for newly approved drug products, including coding, coverage and payment. There is no uniform policy requirement for coverage and reimbursement for drug products among third-party payers in the United States, therefore coverage and reimbursement for drug products can differ significantly from payer to payer. The coverage determination process is often a time-consuming and costly process that will require Savara to provide scientific and clinical support for the use of its products to each payer separately, with no assurance that coverage and adequate payment will be applied consistently or obtained. The process for determining whether a payer will cover and how much it will reimburse a product may be separate from the process of seeking approval of the product or for setting the price of the product. Even if reimbursement is provided, market acceptance of its products may be adversely affected if the amount of payment for its products proves to be unprofitable for healthcare providers or less profitable than alternative treatments or if administrative burdens make its products less desirable to use. Third-party payer reimbursement to providers of its products, if approved, may be subject to a bundled payment that also includes the procedure of administering its products or third-party payers may require providers to perform additional patient testing to justify the use of its products. To the extent there is no separate payment for its product(s), there may be further uncertainty as to the adequacy of reimbursement amounts.

The continuing efforts of governments, private insurance companies, and other organizations to contain or reduce costs of healthcare may adversely affect:

•	Savara’s ability to set an appropriate price for its products;

•	the rate and scope of adoption of its products by healthcare providers;

•	its ability to generate revenue or achieve or maintain profitability;

•	the future revenue and profitability of its potential customers, suppliers and collaborators; and

•	its access to additional capital.

Savara’s ability to successfully commercialize its products will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish what Savara believes are appropriate coverage and reimbursement for its products. The containment of healthcare costs has become a priority of federal and state governments worldwide and the prices of drug products have been a focus in this effort. For example, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs and the new US President has stated that reducing drug pricing is a priority for his administration. Savara expect that federal, state and local governments in the United States, as well as in other countries, will continue to consider legislation directed at lowering the total cost of healthcare. In addition, in certain foreign markets, the pricing of drug products is subject to government control and reimbursement may in some cases be unavailable or insufficient. It is uncertain whether and how future legislation, whether domestic or abroad, could affect prospects for its product candidates or what actions federal, state, or private payers for healthcare treatment and services may take in response to any such healthcare reform proposals or legislation. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures reforms may prevent or limit its ability to generate revenue, attain profitability or commercialize its product candidates, especially in light of Savara’s plans to price its product candidates at a high level.

Furthermore, Savara expects that healthcare reform measures that may be adopted in the future, including the possible repeal and replacement of the Affordable Care Act, which the Trump administration has stated is a priority, are unpredictable, and the potential impact on its operations and financial position is uncertain, but may result in more rigorous coverage criteria, lower reimbursement, and additional downward pressure on the price Savara may receive for approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent Savara from being able to generate revenue, attain profitability or commercialize its products, if approved.

Savara faces potential product liability exposure and, if successful claims are brought against it, Savara may incur substantial liability for a product or product candidate and may have to limit its commercialization. In the future, Savara anticipates that it will need to obtain additional or increased product liability insurance coverage and it is uncertain whether such increased or additional insurance coverage can be obtained on commercially reasonable terms, if at all.

Savara’s business (in particular, the use of its product candidates in clinical studies and the sale of any products for which it obtains marketing approval) will expose Savara to product liability risks. Product liability claims might be brought against Savara by patients, healthcare providers, pharmaceutical companies or others selling or involved in the use of its products. If Savara cannot successfully defend themselves against any such claims, Savara will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for its products and loss of revenue;

•	impairment of its business reputation;

•	delays in enrolling patients to participate in its clinical studies;

•	withdrawal of clinical study participants;

•	a “clinical hold,” suspension or termination of a clinical study or amendments to a study design;

•	significant costs of related litigation;

•	substantial monetary awards to patients or other claimants; and

•	the inability to commercialize its products and product candidates.

Savara maintains limited product liability insurance for its clinical studies, but its insurance coverage may not reimburse Savara or may not be sufficient to reimburse Savara for all expenses or losses it may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Savara may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses.

Savara expects that it will expand its insurance coverage to include the sale of commercial products if it obtains marketing approval for any of its product candidates, but Savara may be unable to obtain product liability insurance on commercially acceptable terms or may not be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect Savara against potential losses. Large judgments have been awarded in class action lawsuits based on drug products that had unanticipated side effects. A successful product liability claim or series of claims brought against Savara, if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.

Risks Related to the Combined Organization

In determining whether you should approve the merger, the issuance of shares of Mast common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described above.

The stock price of the combined company is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the common stock of the combined company to fluctuate include:

•	the ability of the combined organization to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined organization’s product candidates, if approved, to achieve commercial success;

•	failure to maintain its existing third party license and supply agreements;

•	failure by Savara or Mast or its licensors to prosecute, maintain, or enforce its intellectual property rights;

•	changes in laws or regulations applicable to its product candidates;

•	any inability to obtain adequate supply of its product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new products, services, or technologies by its competitors;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if securities or industry analysts do not publish research or reports about its business, or if they issue an adverse or misleading opinions regarding its business and stock;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators, and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by the combined company or its competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and its ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of its common stock by the combined company or its stockholders in the future;

•	trading volume of its common stock.

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to the cystic fibrosis market generally, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with potential products of the combined organization;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined organization’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined organization’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined organization’s profitability and reputation.

The combined organization will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined organization will incur significant legal, accounting and other expenses that Savara did not incur as a private company, including costs associated with public company reporting requirements. The combined organization will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and the NYSE MKT. These rules and regulations are expected to increase the combined organization’s legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the combined organization’s management team will consist of certain officers of Savara prior to the merger, some of whom have not previously managed and operated a public company. These officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined organization to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined organization to attract and retain qualified individuals to serve on the combined organization’s board of directors or as executive officers of the combined organization, which may adversely affect investor confidence in the combined organization and could cause the combined organization’s business or stock price to suffer.

The combined company does not expect to pay any cash dividends in the foreseeable future.

The combined organization expects to retain its future earnings to fund the development and growth of the combined organization’s business. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future.

Future sales of shares by existing stockholders could cause the combined organization’s stock price to decline.

If existing stockholders of Mast or Savara sell, or indicate an intention to sell, substantial amounts of the combined organization’s common stock in the public market after legal restrictions on resale and the lock-up agreements discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined organization could decline. Based on shares outstanding as of December 31, 2016 and shares expected to be issued upon completion of the merger, the combined organization is expected to have outstanding a total of approximately 1.1 billion shares of common stock (before giving effect to the proposed Reverse Stock Split) immediately following the completion of the merger. Substantially all of such shares of common stock may be sold in the public market; however, certain of such shares are subject to lock-up restrictions as described on page 158. If substantial additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined organization common stock could decline.

Because the merger will likely result in an ownership change under Section 382 of the Code for Mast, Mast’s pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitation. The net operating loss carryforwards and certain other tax attributes of Savara and of the combined company may also be subject to limitations as a result of ownership changes.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The merger will likely result in an ownership change for Mast and, accordingly, Mast’s net operating loss carryforwards and certain other tax attributes will be subject to limitations on their use after the merger. The merger may also result in an ownership change for Savara, in which case, Savara’s net operating loss carryforwards and certain other tax attributes would also be subject to limitations. Additional ownership changes in the future could result in additional limitations on Mast’s, Savara’s and the combined organization’s net operating loss carryforwards. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Mast’s, Savara’s or the combined organization’s net operating loss carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Mast and Savara cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include, but are not limited to statements about:

•	the expected benefits of and potential value created by the merger for the stockholders of Mast and Savara;

•	any statements of the plans, strategies and objectives of management for future operations, including the execution and timing of integration plans;

•	likelihood of the satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated;

•	statements of the plans, strategies and objectives of management with respect to the approval and closing of the merger, and the ability of Mast and Savara to solicit a sufficient number of proxies or written consents, as applicable, to approve matters related to the consummation of the merger;

•	any statements concerning proposed new products, services or developments;

•	any statements regarding future economic conditions or performance; and

•	statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Mast, Savara or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Mast and Savara to complete the merger and the effect of the merger on the business of Mast, Savara and the combined organization, see “Risk Factors” beginning on page 24.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Mast. See “Where You Can Find More Information” beginning on page 291.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Mast, Savara or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Mast and Savara do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF MAST STOCKHOLDERS

Date, Time and Place

The special meeting of Mast stockholders will be held on [●], 2017, at 3611 Valley Center Drive, Suite 500, San Diego, California 92130 commencing at local time. Mast is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Mast Board for use at the Mast special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Mast on or about [●], 2017.

Purposes of the Mast Special Meeting

The purposes of the Mast special meeting are:

1. To consider and vote upon a proposal to approve the merger and the issuance of Mast common stock in the merger pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2017, by and among Mast, Merger Sub and Savara, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement;

2. To approve the amendment and restatement of the amended and restated certificate of incorporation of Mast to effect a reverse stock split of Mast common stock in accordance with a ratio to be determined by mutual agreement of Mast and Savara, and approved by the Mast Board, within a range of one share of Mast common stock for every 50 to 70 shares of Mast common stock (or any number in between) in the form attached as Annex D to this proxy statement/prospectus/information statement;

3. To approve the amendment and restatement of the amended and restated certificate of incorporation of Mast to change the name “Mast Therapeutics, Inc.” to “Savara Inc.” in the form attached as Annex D to this proxy statement/prospectus/information statement;

4. To consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Mast to its named executive officers in connection with the merger;

5. To consider and vote upon an adjournment of the Mast special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Mast Proposal Nos. 1, 2, 3 and 4; and

6. To transact such other business as may properly come before the Mast special meeting or any adjournment or postponement thereof.

Recommendation of the Mast Board

The Mast Board has determined and believes that the merger and the issuance of shares of Mast common stock pursuant to the merger is in the best interests of, Mast and its stockholders and has approved such items. The Mast Board recommends that Mast stockholders vote “FOR” Mast Proposal No. 1 to approve the merger and the issuance of shares of Mast common stock in the merger.

The Mast Board has determined and believes that it is advisable to, and in the best interests of, Mast and its stockholders to approve the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the proposed Reverse Stock Split, as described in this proxy statement/prospectus/information statement. The Mast Board recommends that Mast stockholders vote “FOR” Mast Proposal No. 2 to approve the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the proposed Reverse Stock Split, as described in this proxy statement/prospectus/information statement.

The Mast Board has determined and believes that the amendment and restatement of the amended and restated certificate of incorporation of Mast to change the name of Mast to “Savara Inc.” is advisable to, and in the best interests of, Mast and its stockholders and has approved such name change. The Mast Board recommends that Mast stockholders vote “FOR” Mast Proposal No. 3 to approve the name change.

The Mast Board has determined and believes that the compensation that will or may become payable by Mast to its named executive officers in connection with the merger is appropriate, and accordingly recommends that the Mast stockholders vote “FOR” Mast Proposal No. 4 to approve, on a non-binding advisory vote basis, such compensation.

The Mast Board has determined and believes that adjourning the Mast special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Mast Proposal Nos. 1, 2, 3 and 4 is advisable to, and in the best interests of, Mast and its stockholders and has approved and adopted the proposal. The Mast Board recommends that Mast stockholders vote “FOR” Mast Proposal No. 5 to adjourn the Mast special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Mast Proposal Nos. 1, 2, 3 and 4.

Record Date and Voting Power

Only holders of record of Mast common stock at the close of business on the record date, March 13, 2017, are entitled to notice of, and to vote at, the Mast special meeting. At the close of business on the record date, [●] shares of Mast common stock were issued and outstanding. Each share of Mast common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Mast” in this proxy statement/prospectus/information statement for information regarding persons known to the management of Mast to be the beneficial owners of more than 5% of the outstanding shares of Mast common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Mast Board for use at the Mast special meeting.

If you are a stockholder of record of Mast as of the record date referred to above, you may vote in person at the Mast special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Mast special meeting, Mast urges you to vote by proxy to ensure your vote is counted. You may still attend the Mast special meeting and vote in person if you have already voted by proxy. As a stockholder of record, you have the right:

•	to vote in person, come to the Mast special meeting and Mast will give you a ballot when you arrive.

•	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Mast before the Mast special meeting, Mast will vote your shares as you direct.

•	to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by [●], 2017, Pacific Time to be counted.

If your Mast shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Mast shares. If you do not give instructions to your broker, your broker can vote your Mast shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the NYSE MKT on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Mast shares will be treated as broker non-votes. It is anticipated that Mast Proposal No. 1 will be a non-discretionary item.

All properly executed proxies that are not revoked will be voted at the Mast special meeting and at any adjournments or postponements of the Mast special meeting in accordance with the instructions contained in the proxy. If a holder of Mast common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Mast Proposal No. 1 to approve the merger and the issuance of shares of Mast common stock in the merger; “FOR” Mast Proposal No. 2 to approve the amendment and restated of the amended and restated certificate of incorporation of Mast effecting the proposed Reverse Stock Split; “FOR” Mast Proposal No. 3 to approve the amendment and restated of the amended and restated certificate of incorporation of Mast to change the name of “Mast Therapeutics, Inc.” to “Savara Inc.”; “FOR” Mast Proposal No. 4 to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Mast to its named executive officers in connection with the merger; and “FOR” Mast Proposal No. 5 to adjourn the Mast special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Mast Proposal Nos. 1, 2, 3 and 4 in accordance with the recommendation of the Mast Board.

Mast stockholders of record, other than those Mast stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Mast special meeting in one of three ways. First, a stockholder of record of Mast can send a written notice to the Secretary of Mast stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Mast can submit new proxy instructions either on a new proxy card or via the Internet or telephone. Third, a stockholder of record of Mast can attend the Mast special meeting and vote in person. Attendance alone will not revoke a proxy. If a Mast stockholder of record or a stockholder who owns Mast shares in “street name” has instructed a broker to vote its shares of Mast common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Mast special meeting of the holders of a majority of the shares of Mast common stock outstanding and entitled to vote at the Mast special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Mast Proposal Nos. 1, 4 and 5 requires the affirmative vote of the holders of a majority of the shares of Mast common stock having voting power present in person or represented by proxy at the Mast special meeting. Approval of Mast Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of the Mast common stock having voting power outstanding on the record date for the Mast special meeting. Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes. Broker non-votes will have the same effect as “AGAINST” votes for Mast Proposal Nos. 2 and 3. For Mast Proposal Nos. 1, 4 and 5, broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Mast special meeting.

As of December 31, 2016, the directors and executive officers of Mast owned less than one percent of the outstanding shares of Mast common stock entitled to vote at the Mast special meeting. The directors and executive officers of Mast owning these shares are subject to voting agreements. Each stockholder that entered into a voting agreement has agreed to vote all shares of Mast common stock owned such stockholder as of the record date in favor of the merger and the issuance of Mast common stock in the merger pursuant to the Merger Agreement, the adoption of the Merger Agreement if submitted for adoption, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the merger and the issuance of Mast common stock in the merger pursuant to the Merger Agreement on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Mast’s stockholders and against any “acquisition proposal,” as defined in the Merger Agreement. As of December 31, 2016, Mast is not aware of any affiliate of Savara owning any shares of Mast common stock entitled to vote at the Mast special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Mast may solicit proxies from Mast stockholders by personal interview, telephone, telegram or otherwise. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Mast common stock for the forwarding of solicitation materials to the beneficial owners of Mast common stock. Mast will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Mast has retained Advantage Proxy to assist it in soliciting proxies using the means referred to above. Mast will pay the fees of Advantage Proxy, which Mast expects to be approximately $10,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Mast Board does not know of any business to be presented at the Mast special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Mast special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Mast and Savara believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Mast is currently focused on the development of its lead product candidate, AIR001. Mast had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development of vepoloxamer. Vepoloxamer was previously in clinical development in sickle cell disease and heart failure, but following negative top-line results of the Phase 3 study in sickle cell disease known as EPIC in September 2016, Mast determined to discontinue clinical development of vepoloxamer and wind down all of the clinical studies.

As a consequence of the negative results from the vepoloxamer trial and concerns over the difficulty in raising additional funds to further development of AIR001, the Mast Board began evaluating its strategic opportunities to maximize stockholder value, including the possibility of seeking a merger, a sale of the company or all or some of its assets, and/or a liquidation. Mast’s management provided the Mast Board with management’s preliminary assessment of a variety of strategic alternatives that Mast could pursue to maximize stockholder value, including engaging in a reverse merger process, a sale of some or all of Mast’s assets, or distributing some or all of Mast’s remaining cash through either a dividend or a liquidation of Mast.

On September 20, 2016, Mast announced its intent to implement significant cost-saving measures to its vepoloxamer development programs immediately and to continue development of AIR001, in particular by supporting ongoing, investigator-sponsored Phase 2 clinical studies of AIR001 in heart failure with preserved ejection fraction.

On September 21, 2016, the Mast Board held a meeting with representatives of management and Mast’s corporate counsel, DLA Piper LLP (US) (“DLA”) in attendance. DLA was generally invited to attend all Mast Board and Mast Board committee meetings. After a representative from DLA described the Mast Board’s fiduciary duties in connection with a strategic process, the Mast Board discussed Mast’s strategic options. Brian Culley, Mast’s Chief Executive Officer, led a discussion regarding business strategy and planning, cash management, potential strategic and financing opportunities, and NYSE MKT continued listing requirements. Mr. Culley reviewed potential timing and financial implications of a hypothetical reverse merger transaction with a private company, for planning purposes, as well as an overview regarding various potential transactions being explored, primarily with biotechnology companies.

On September 23, 2016, the Mast Board held a telephonic meeting with representatives of management and DLA in attendance. Mr. Culley led a discussion regarding Mast’s business strategy and planning, including proposing the termination of the vepoloxamer program and focus on development of AIR001 program, significant reductions in operating expenses and potential financing and partnering opportunities. The Mast Board discussed public communication of Mast’s proposed focus and strategy.

On September 25, 2016, the Mast Board held a telephonic meeting with representatives of management and DLA in attendance. Management discussed a revised forecast and budget assuming the termination of all vepoloxamer program and related operating expenses. The Mast Board approved the revised forecast, including the corresponding reduction in workforce. Mr. Culley led a discussion regarding Mast’s alternatives for raising capital to fund operations, including its AIR001 program.

On September 26, 2016, Mast confirmed its previously announced plans to prioritize its AIR001 program with continued support for three separate, ongoing, investigator-sponsored Phase 2 clinical studies of AIR001 and suspend further research or development of its vepoloxamer program and announced that it was initiating a process to evaluate partnership opportunities for its assets.

Beginning in September 2016 and continuing into December 2016, Mast conducted a process of identifying and evaluating potential strategic combinations. In its review, Mast focused primarily on biotechnology companies possessing (i) product development candidates with the potential for significant value appreciation, (ii) resources sufficient to achieve potentially meaningful development milestones, including resources that might be obtained through financing activities consummated prior to the effectiveness of a combination with Mast as well as the resources that would result from a combination with Mast, (iii) an ability to enter into an agreement in the near-term for a combination with a public company and thereafter proceed in an orderly manner toward implementing the combination, and (iv) a management team with the breadth and skills to accomplish the foregoing. Working with Roth Capital Partners, LLC (“Roth”), Mast’s financial advisor, Mast identified and screened approximately 35 companies and set management calls and meetings with 32 companies. These activities resulted in indications of interest in a potential combination with 7 companies. In evaluating these indications of interest, including in certain cases through discussions and diligence activities with potential counterparties (see in this regard the discussion below with respect to Mast’s engagement with Parties A, B, C, D, E, G and I), Mast ultimately concluded in each instance (except for Savara) that (x) one or more desired elements were missing from a potential combination, (y) the terms expected to be available to Mast and its stockholders in a potential combination, including as represented by the potential share of the combined company that might be owned by the pre-combination Mast stockholders immediately following a combination and any concurrent financing, would likely not maximize value for the pre-combination Mast stockholders because the parties making the proposals did not adequately value Mast’s AIR001 candidate, and/or (z) Mast should pursue a combination with Savara to the exclusion of other possibilities. In the course of its process, Savara was the only party with which Mast ultimately reached a mutual understanding on deal terms, including the potential share of the combined company that would be owned by the pre-combination Mast stockholders immediately following a combination and any concurrent financing, and moved forward with negotiating a definitive merger agreement.

On September 29, 2016, Mr. Culley met informally with a representative of a potential counterparty to a business combination transaction. On September 30, 2016, Mr. Culley exchanged messages with representatives of such party regarding a potential business combination. On October 5, 2016, Mr. Culley met informally with a representative of such counterparty. Such counterparty indicated that it would not pursue a business combination at this time.

On September 30, 2016, Mr. Culley contacted the chief executive officer of Party A. The parties had previously executed a confidentiality agreement on February 25, 2016. The parties discussed their respective companies and the potential for a business combination. The parties agreed to have a formal meeting at Party A’s offices.

On October 5, 2016, Mr. Culley met informally with a representative of a potential counterparty to a business combination transaction. Following discussion, the representative indicated that the counterparty was not interested in pursuing a combination with Mast at such time.

On October 6, 2016, Mr. Culley received a telephone call from a representative of Party A during which the parties discussed, among other things, their respective companies and the potential for a business combination. Also on October 6, 2016, Mr. Culley met informally with a representative of a potential counterparty to a business combination transaction. Following discussion, the representative indicated that the counterparty was not interested in pursuing a combination with Mast at such time.

On October 10, 2016, Brandi Roberts, Mast’s Chief Financial Officer, met informally with the chairman of the board of directors of Party B. They discussed, among other things, updates on their respective businesses. The representative of Party B expressed an interest in pursuing a business combination and provided Mast with information relating to Party B’s business.

On October 13, 2016, Mr. Culley discussed with representatives of Roth potential counterparties to a business combination. The parties discussed the current interest and status of ongoing discussions.

On October 14, 2016, Mr. Culley and Ms. Roberts met informally with the chairman of the board of directors of Party B. They discussed, among other things, updates on their respective businesses and mutual interest in a potential business combination. Also on October 14, 2016, Mr. Culley made a telephone call to a representative of a potential counterparty to a business combination transaction. Following discussion, the representative indicated that the counterparty was not interested in pursuing a combination with Mast at such time.

On October 17 to October 18, 2016, representatives of Mast met with representatives of Party A at Party A’s offices. The parties discussed their respective businesses, strategic plans for Party A’s clinical studies and a potential business combination. Representatives of Mast also toured Party A’s facilities and were presented the opportunity to ask follow-up diligence questions. Following the meeting, the parties exchanged messages and calls continuing to discuss matters relating to their respective businesses and a potential business combination.

On October 18, 2016, the Mast Board held a telephonic meeting with representatives of management and DLA present. Mr. Culley provided an update regarding the nature and status of various companies being explored as possible counterparties for a potential combination with Mast, including Party A and Party B, as well as the expressed interest by certain possible counterparties in such a combination. The Mast Board also discussed the reduction in workforce, which reduction had previously discussed and approved on September 25, 2016, and approved management’s proposed timing for additional reductions.

Also on October 18, 2016, Mr. Culley was provided an introduction to Party D. Party D provided to Mast a proposed confidentiality agreement in order to conduct diligence into a potential businession combination transaction.

On October 24, 2016, representatives of Mast hosted a representative of Party A at Mast’s offices to conduct due diligence for a potential business combination.

Also on October 24, 2016, Mast executed an engagement letter with Roth as its exclusive financial advisor in connection with a potential merger, reorganization or other business combination transaction or potential alternatives thereto.

On October 24, 2016, Mr. Culley met informally with a representative of a potential counterparty to a business combination transaction. Following discussion, the representative indicated that the counterparty was not interested in pursuing a combination with Mast at such time.

From October 20 to October 26, 2016, representatives of Mast exchanged a series of messages and calls with representatives of Party C has discussions via telephone conference during which the parties discussed, among other things, updates on their respective businesses and mutual interest in a potential business combination. On October 27, 2016, Mast entered into a mutual confidentiality agreement with Party C and provided preliminary diligence information to Party C.

On October 27, 2016, Mr. Culley was provided an introduction to Party E. The parties exchanged messages and arranged for a teleconference the following day. On October 28, 2016, Mr. Culley and representatives of Party E had discussions via telephone conference during which the parties discussed, among other things, updates on their respective businesses and mutual interest in a potential business combination.

On October 28, 2016, representatives of Mast met with representatives of Party B at Party B’s offices. The parties discussed their respective businesses and a potential business combination. Representatives of Mast also toured Party B’s facilities and were offered the opportunity to ask follow-up diligence questions.

Also on October 28, 2016, Mast entered into a confidentiality agreement with Party D.

Also on October 28, 2016, Mr. Culley met informally with a representative of a potential counterparty to a business combination transaction. Following discussion, the representative indicated that the counterparty was not interested in pursuing a combination with Mast at such time. In addition, on October 28, 2016, Mr. Culley made a telephone call to a representative of a potential counterparty to a business combination transaction. Following discussion, the representative indicated that the counterparty was not interested in pursuing a combination with Mast at such time.

On October 31, 2016, Mast announced a workforce reduction as part of its previously described strategic focus on AIR001 and plan to significantly reduce operating costs, which reduction had been approved by the Mast Board on October 18, 2016. The reduction brought the aggregate reductions since the beginning of October to approximately 38% of Mast’s workforce. Mast also announced plans to implement additional cost control measures in the fourth quarter of 2016 to further reduce its expenditures.

On November 1, 2016, Mr. Culley and a representative of Party C had discussions via telephone during which the parties discussed, among other things, updates on their respective businesses and mutual interest in a potential business combination. Also, on November 1 and November 2, 2016, Mr. Culley held a series of telephone calls with a representative of a potential counterparty to a business combination transaction. Following discussion, the representative indicated that the counterparty was not interested in pursuing a combination with Mast at such time.

On November 1, 2016, representatives of Party A notified representatives of Mast that Party A was no longer interested in pursuing a potential business combination with Mast at this time.

On November 1, 2016, Mast entered into a mutual confidentiality agreement with Party E and provided preliminary diligence information to Party E.

On November 3, 2016, the Mast Board held a telephonic meeting with representatives of management and DLA present. Mr. Culley provided an update on the ongoing diligence and discussions with possible counterparties for a potential combination. Also on November 3, 2016, representatives of Roth, on behalf of Mast, had discussions via telephone with representatives of Party B regarding a proposal for a business combination with Mast.

On November 4, 2016, representatives of Mast met with representatives of Party E at Mast’s offices. The parties discussed their respective businesses, strategic plans for Party E’s clinical studies and a potential business combination. Later that day, Mr. Culley met with representatives of Party B to conduct additional due diligence.

Also on November 4, 2016, Mr. Culley exchanged a series of messages and calls with representatives of Party D discussing, among other things, updates on the respective companies’ businesses and conducting further due diligence.

In addition, on November 4, 2016, representatives of Roth provided representatives of Mast a preliminary business overview of Party F.

On November 7, 2016, Mr. Culley and a representative of Party E had discussions via telephone during which the parties discussed, among other things, updates on their respective businesses and mutual interest in a potential business combination. Also on November 7, 2016, Mr. Culley indicated to Party D that, at this time, based on a review of Party D’s business, Mr. Culley did not believe that Party D met the Mast Board’s criteria of a potential counterparty to a potential business combination, however, the parties agreed to meet informally to further discuss a potential combination.

On November 8 to November 9, 2016, representatives of Mast met with representatives of Party E at Party E’s offices. The parties discussed their respective businesses, strategic plans for Party E’s clinical studies and a potential business combination. Representatives of Mast also toured Party E’s offices and were offered the opportunity to ask follow-up diligence questions.

On November 9, 2016, representatives of Mast met with representatives of Party E. The parties discussed follow up diligence questions from the previous meeting as well as a potential business combination. Mr. Culley informed Party E that the Mast Board would review any formal proposal presented. Following the meeting, on November 10, 2016, Mr. Culley spoke with representatives of Party E, discussing additional matters relating to their respective businesses.

On November 11, 2016, Mr. Culley spoke with a representative of Canaccord, Savara’s financial advisor, to discuss Savara as a potential counterparty to a business combination with Mast. Also on November 11, 2016, Mr. Culley received a written indication of interest from Party E. Mr. Culley promptly communicated receipt of the proposal to the Mast Board.

On November 15, 2016, Mr. Culley had discussions via telephone with representatives of Party C during which the parties discussed, among other things, Party C’s interest in submitting an indication of interest for a business combination with Mast. Mr. Culley indicated that the Mast Board would review any offer formally submitted. Following the call, Party C submitted a non-binding preliminary indication of interest to Mr. Culley. Mr. Culley promptly communicated receipt of the proposal to the Mast Board. Also on November 15, 2016, Mr. Culley met informally with a representative of Party B during which the parties discussed, among other things, a potential business combination.

On November 16, 2016, the Savara Board held a meeting with representatives of management, Canaccord and Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) present. Management provided an overview of the potential benefits and risks of a transaction with Mast as well as potential financing transactions. As a result of this meeting, the Savara Board authorized management to engage in discussions with Mast and to conduct due diligence. Following the Savara Board meeting, Mast entered into a mutual confidentiality agreement with Savara.

In addition, on November 16, 2016, Party G submitted a non-binding preliminary indication of interest to Mr. Culley. Mr. Culley promptly communicated receipt of the proposal to the Mast Board. Also on November 16, 2016, Mast entered into a mutual confidentiality agreement with Party B and provided preliminary diligence information to Party B.

On November 17 and November 18, 2016, Mr. Culley and Robert Neville, Chief Executive Officer of Savara, held a series of telephone meetings to discuss their respective businesses and Savara’s interest in potential business combination. Mr. Culley indicated that he would present any formal proposal to the Mast Board.

On November 17 and 18, 2016, representatives of Mast exchanged various emails and calls with Party F regarding, among other things, updates and overviews of the respective parties’ businesses, due diligence matters, and a potential business combination.

On November 18, 2016, Savara submitted a non-binding preliminary indication of interest to Mast through Canaccord.

On November 18, 2016, the Mast Board held a telephonic meeting with representatives of management, Roth and DLA present. Mr. Culley provided an update on the ongoing diligence and discussions with possible counterparties for a potential combination, as well as the interest expressed by certain possible counterparties in such a combination. Mr. Culley promptly communicated receipt of the proposal to the Mast Board. Also on November 18, 2016, Mast entered into a confidentiality agreement with Party G.

On November 21, 2016, Mast announced that it had received several written indications of interest in a reverse merger business combination and was continuing to review its strategic alternatives to maximize stockholder value. Following the announcement, a representative of Roth, at the instruction of the Mast Board, sent a bid process letter and a draft merger agreement to Savara and Parties B, C, E, F, G and two other parties, each of whom had expressed an interest in a business combination with Mast. Roth’s letter requested any bids be submitted by November 28, 2016. Following circulation of the bid process letter and draft merger agreement, a representative of Mast and a representative of Party G discussed certain due diligence information, including a discussion of their respective businesses, backgrounds and experience. In addition, following circulation of the bid process letter, representatives of Party F notified representatives of Mast that Party F was not interested in pursuing a business combination with Mast at this time.

Also on November 21, 2016, representatives of Mast met at Mast’s offices with representatives of Party E in order to conduct additional diligence for a potential business combination. Later on November 21, 2016, Mast and Party G provided access to their respective virtual data rooms containing certain business and financial data to the other party. Also on November 21, 2016, Mast and Savara provided access to their respective virtual data rooms containing certain business and financial data to the other party. In addition, on November 21, 2016, Mast provided access of its virtual data rooms containing certain business and financial data to Party B.

On November 22, 2016, representatives of Mast held a due diligence call with representatives of Party E, discussing their respective businesses, and a potential business combination.

Also on November 22, 2016, representatives of Mast met at Mast’s offices with representatives of Party G in order to conduct additional diligence for a potential business combination. In addition, on November 22, 2016, Mr. Culley held a series of telephonic conversations with representatives of Party G, during which the parties discussed, among other thing, the bid process and the potential business combination transaction. Mr. Culley indicated that he would present any formal proposal to the Mast Board.

On November 22, 2016, Mr. Culley was provided an introduction to representatives of Party H. The parties exchanged messages regarding preliminary due diligence and on November 23, 2016, Mast entered into a confidentiality agreement with Party H.

On November 23, 2016, Mr. Culley and Mr. Neville discussed the bid process and a potential business combination.

On November 28, 2016, Mr. Neville submitted a response letter to Mast through Roth detailing certain discussion items with respect to the draft merger agreement. Following submission of Savara’s proposal, representatives of Savara and representatives of Mast exchanged messages on November 28, 2016 to November 29, 2016 regarding due diligence matters with respect to each respective company’s product candidates. Also on November 28, 2016, representatives of Parties C, E and G submitted a proposal for a business combination to representatives of Roth which was promptly transmitted to representatives of Mast. Mr. Culley promptly transmitted the proposals to the Mast Board.

In addition, on November 28, 2016, representatives of Mast met with representatives of Party H at Mast’s offices. The parties discussed their respective businesses and a potential business combination. Following the meeting, Mr. Culley had discussions with a representative with Party H where they discussed the bid process and follow up diligence questions. At this point, management instructed Roth to provide Party H with the bid process letter.

On November 29, 2016, representatives of Party B submitted a proposal for a business combination to representatives of Mast and Roth. Party B then provided access to its virtual data rooms containing certain business and financial data to Mast. Following receipt of the proposal, representatives of Mast and representatives of Roth discussed the indications of interest received to date. Following the discussion, Mr. Culley promptly communicated the indication of interest to the Mast Board and arranged for a telephonic meeting the following day to discuss Mast’s response.

On November 30, 2016, representatives of Mast met with representatives of Savara at Mast’s offices to conduct additional due diligence relating to the respective companies’ businesses, including the status of Savara’s clinical studies for its product candidates, Savara’s capital structure, Mast’s lead product candidate, and a potential business combination. Following the meeting, the Mast Board held a telephonic meeting, with management, Roth and DLA present. After a representative from DLA described the Mast Board’s fiduciary duties in connection with various indications of interest, the Mast Board discussed each proposal in detail. Management indicated that it was still in discussions with other possible counterparties. Following review of the proposals received to date and management’s discussion of the ongoing process, the Mast Board determined that the current proposals did not adequately reflect the value of Mast and directed management to work with Roth in responding to the proposals and to determine whether the possible counterparties would improve their respective proposals. Following the meeting, Roth communicated with each party who submitted an indication of interest that the Mast Board had reviewed all proposals and determined that the submitted proposals did not adequately reflect the value of Mast and invited the parties to submit improved proposals for a business combination by December 5, 2016. In addition, Roth informed management that they submitted the bid process letter to Party I, who Roth believed may have an interest in a business combination with Mast.

Also on November 30, 2016, representatives of Mast met with representatives of Party E to discuss the clinical operations of the respective companies.

On December 1, 2016, representatives of Mast held a due diligence meeting with representatives of Party E to discuss, among other things and their respective businesses, a potential business combination. Following the meeting, on December 2, 2016, representatives of Mast, including Roth, exchanged messages with representatives of Party E regarding the status of the diligence process as well as a discussion of the bid process. Party E indicated it would review the potential business combination internally and determine whether it would submit an improved proposal for a business combination.

On December 1, 2016, Party D submitted to Mr. Culley, an unsolicited proposal, which Mr. Culley communicated to and discussed with the Chair of the Mast Board and Roth, concluding that Party D’s proposal did not meet the criteria of the Mast Board. Also on December 1, 2016, Party I submitted to Mr. Culley a proposal. Following review, Mr. Culley indicated that Party I would need to improve its proposal for Mast to consider a business combination with Party I. Party I indicated that it would not improve its proposal at this time.

On December 3, 2016, representatives of Party B submitted to representatives of Mast, including Roth, an updated proposal. Mr. Culley promptly communicated the updated proposal to the Mast Board.

On December 5, 2016, Mr. Culley visited Savara’s offices in Austin, Texas. Both Savara and Mast continued the due diligence relating to the respective companies’ businesses and programs, and discussed the potential merger terms, process and timing.

Also on December 5, 2016 representatives of Parties C, E, G and Savara submitted to representatives of Mast, including Roth, updated proposals. In addition, Savara submitted a draft exclusivity agreement and a revised response to the draft merger agreement. Later on December 5, 2016, Party D re-submitted to representatives of Mast its unsolicited proposal previously submitted on December 1, 2016. Each proposal was promptly communicated to the Mast Board.

On December 6, 2016, the Mast Board met, with representatives of management, Roth and DLA present, to discuss the status of the bid process. After a representative from DLA described the Mast Board’s fiduciary duties in connection with evaluating the various indications of interest, the Mast Board discussed the proposals. At this time, the Mast Board formed a strategic transactions committee (the “Committee”), comprised of four independent directors, Matthew Pauls, Howard C. Dittrich, Peter Greenleaf and David A. Ramsay, to be kept apprised of developments and consulted between full board meetings and make recommendations as appropriate to the full board for its consideration. After reviewing all proposals received to date and discussing each in detail with management and Roth and considering Mast’s limited resources and the value of proceeding expeditiously to an outcome, the Mast Board determined to proceed in discussions with two of the possible counterparties whose indications of interest they believed yielded the best opportunities for Mast stockholders to maximize value, Savara and Party G, and directed Roth and Mast’s management to ask those parties to submit improved proposals for a business combination and to present company overviews to the Mast Board. Following the meeting, representatives of Mast, including Roth, communicated to each party who had submitted proposals of the Mast Board’s determination, and communicated with Savara and Party G regarding their presentation to the Mast Board.

On December 8, 2016, representatives of Mast, including Roth and DLA, and representatives of Savara, including Canaccord and Savara’s legal counsel, WSGR, exchanged messages regarding open issues for a possible business combination.

On December 9, 2016, Party G and Savara each separately presented their company overview to the Mast Board. Also on December 9, 2016, representatives of Mast, including Roth and DLA, received an unsolicited updated proposal for a business combination from Party E. After Savara’s and Party G’s respective presentations and after a representative from DLA described the Mast Board’s fiduciary duties in connection with evaluating the proposals, the Mast Board discussed each proposal with members of management and representatives of Roth.

On December 12, 2016, WSGR provided comments to the draft merger agreement to DLA. From December 12 to December 13, 2016, DLA reviewed and revised the draft merger agreement. On December 13, 2016, DLA provided comments to the draft merger agreement to WSGR.

On December 12, 2016, the Committee held a telephonic meeting. After discussing the proposals, the Committee directed management and Roth to negotiate the terms of an exclusivity agreement with Savara. Following negotiation, representatives of Mast and Savara agreed to an exclusivity period expiring December 22, 2016. Mast and Savara entered into the exclusivity agreement on December 13, 2016. Following entry into the exclusivity agreement, Mast made available additional diligence material to Savara in its virtual data room.

From December 13, 2016 until the execution of the definitive merger agreement on January 6, 2017, the companies and their respective advisors exchanged numerous drafts of the merger agreement and numerous messages and calls regarding due diligence matters and engaged in negotiations and discussions regarding the terms and conditions of the merger agreement. Significant areas of negotiation included the scope of representations and warranties and interim operating covenants, the conditions to closing, the treatment of Mast and Savara outstanding equity instruments, required net cash at closing, the definition of net cash, and the amount and triggers for the possible reimbursement of expenses and the payment of termination fees.

Concurrent with these discussions, representatives of management of each of the companies, WSGR, DLA and the companies’ respective other representatives continued to have numerous discussions by teleconference to review and discuss, among other things, due diligence, the terms of the merger agreement and the timeline for the potential transaction.

On December 15, 2016, the Savara Board held a meeting with representatives of management and WSGR present. Management provided an update on the status of negotiations on the merger agreement and the results of the due diligence investigation of Mast. The Savara Board provided guidance on key merger agreement terms and authorized Savara management to continue negotiations and due diligence with Mast.

On December 16, 2016, management from Mast and Savara and representatives of DLA and WSGR, exchanged messages regarding open issues in the merger agreement, including treatment of Mast’s outstanding debt obligations, closing cash expectations and treatment of interim capital raising transactions, if any, by Savara and Mast. Also on December 16, 2016, representatives from Mast and Savara held a due diligence teleconference during which they discussed, among other thing, diligence relating to the respective parties’ clinical programs, financial background and corporate structure.

On December 18, 2016, WSGR provided comments to the draft merger agreement to DLA. From December 18 to December 23, 2016, DLA reviewed and revised the draft merger agreement.

From December 18 to December 20, 2016, management from Mast and Savara and representatives of DLA and WSGR participated in a series of discussions via teleconference to discuss and negotiate, among other things, terms relating to closing cash balances and projected interim expenses, the amount of termination fees and triggers for payment of such fees, financial and accounting issues, and treatment of outstanding equity instruments.

On December 22, 2016, the Committee held a telephonic meeting, with members of management and representatives from Roth and DLA present. The Committee discussed, among other things, the progress of negotiations with Savara, open issues and the potential timeline to execution of a definitive agreement. Following the discussion, the Committee authorized management to extend exclusivity with Savara until December 28, 2016. On December 23, 2016, Mast and Savara entered into an amendment to the exclusivity agreement extending exclusivity until December 28, 2016.

On December 23, 2016, DLA provided comments to the draft merger agreement to WSGR. From December 23 to December 28, 2016, Savara, Mast and their respective representatives continued to negotiate the terms of a definitive merger agreement and conducted various due diligence conference calls regarding the parties’ respective businesses.

On December 29, 2016, the Committee held a telephonic meeting, with members of management and representatives from Roth and DLA present. The Committee discussed, among other things, the progress of negotiations with Savara, open issues and potential timeline to execution of a definitive agreement. Following the discussion, the Committee authorized management to extend exclusivity with Savara until January 6, 2017. The Committee directed management to inform Savara that the Committee would not consider any further extensions of the exclusivity period. Following the meeting, Mast and Savara entered into a second amendment to the exclusivity agreement extending exclusivity until January 6, 2017.

Also on December 29, 2016, management from Mast and Savara and representatives of DLA and WSGR participated in a series of discussions to negotiate remaining open issues in the merger agreement and conduct additional due diligence relating to the parties’ respective intellectual property.

Also on December 29, 2016, Mast announced an additional workforce reduction as part of its previously described strategic focus on AIR001 and plan to significantly reduce operating costs.

On January 2, 2017, representatives of DLA and WSGR participated in a series of discussions via teleconference to discuss and negotiate remaining open issues in the merger agreement. The parties agreed to review the open items with their respective clients and participate in a call the following day to discuss the open issues.

On January 3, 2017, management from Mast and Savara and representatives of DLA and WSGR participated in a series of discussions via teleconference to discuss and negotiate remaining open issues in the merger agreement.

On January 4, 2017, the Committee held a telephonic meeting, with members of management and representatives from Roth and DLA present. Prior to the meeting, the Committee received a marked copy of the current draft merger agreement reflecting changes from the last draft reviewed, drafts of the lock-up and voting agreements, and written summaries from representatives of Mast of due diligence on Savara. The Committee discussed, among other things, the progress of negotiations with Savara, open issues and potential timeline to execution of a definitive agreement.

On January 4, 2017, the Savara Board held a telephonic meeting with management and representatives of Canaccord and WSGR present to discuss the terms of the proposed transaction and the negotiated merger agreement, a copy of which had been distributed in advance of the meeting, and the developments since the previous draft and meeting. Management provided an update to the Savara Board on the results of its due diligence investigation of Mast. Management and legal counsel updated the Board on the negotiations with Mast since the previous meeting and reviewed the material terms of the merger agreement. The Savara Board also considered the factors described below under “The Merger — Recommendation of the Board; Reasons for the Merger”, as well as the process of SEC review and the various risks, such as non-consummation of the merger, arising in connection with the proposed transaction. Following discussion, the Board instructed management to finalize the transaction documents and enter into the merger agreement consistent with its instructions and subject to approval by the Savara Board of the final merger agreement.

On January 5, 2017, management from Mast and Savara and representatives of DLA and WSGR exchanged messages to discuss and finalize the draft merger agreement.

Later on January 5, 2017, the Committee held a telephonic meeting, with members of management and representatives from Roth and DLA present. Prior to the meeting, the Committee received a marked copy of the current draft merger agreement reflecting changes from the last draft reviewed. The Committee discussed, among other things, the progress of negotiations with Savara, open issues and potential timeline to execution of a definitive agreement.

On January 6, 2017, the Committee held a telephonic meeting to discuss the terms of the proposed transaction and the fully negotiated merger agreement, a marked copy of which reflecting changes since the last draft reviewed had been distributed in advance of the meeting, and the developments since the previous draft and meeting. Together with management and Mast’s external financial and legal advisors, the Committee reviewed the results of Roth’s financial analysis and the terms of the proposed transaction. Representatives of DLA updated the Committee on the negotiations with Savara since the previous Committee meeting and reviewed with the Committee the material terms of the merger agreement. Representatives of Roth reviewed with the Committee Roth’s financial analysis of the transaction and merger consideration, and later rendered to the Mast Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 6, 2017 and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to Mast’s stockholders. For a detailed discussion of Roth’s opinion, please refer to the section entitled “The Merger — Opinion of Roth Capital Partners and Mast’s Financial Advisor” beginning on page 104. The Committee also considered the factors described below under “The Merger — Recommendation of the Mast Board; Reasons for the Merger”, as well as the process of SEC review and the various risks, such as non-consummation of the merger, arising in connection with the proposed transaction. Following extensive discussion of all of the foregoing by the Committee, the Committee unanimously recommended that the Mast Board (i) approve the merger agreement and consummation of the merger upon the terms and subject to the conditions set forth in the merger agreement, (ii) determine that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, advisable and in the best interests of Mast and its stockholders, (iii) direct that the merger agreement be submitted to Mast’s stockholders for adoption at the special meeting, (iv) approve the filing of a registration statement for the shares to be issued to Savara pursuant to the merger agreement, and (v) recommend that Mast’s stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger. Following the Committee meeting, the Mast Board held a meeting at which the foregoing was presented and discussed. Following an extensive discussion of the foregoing, the Mast Board unanimously (A) approved the merger agreement and consummation of the merger upon the terms and subject to the conditions set forth in the merger agreement, (B) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, advisable and in the best interests of Mast and its stockholders, (C) directed that the merger agreement be submitted to Mast’s stockholders for adoption at a special meeting, (D) approved the filing of a registration statement for the shares to be issued to Savara pursuant to the merger agreement, and (E) recommended that Mast’s stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger. The Mast Board then instructed management to finalize the transaction documents and enter into the merger agreement consistent with its instructions.

On January 6, 2017, the Savara Board executed a unanimous written consent which (i) approved the merger agreement and consummation of the merger upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, advisable and in the best interests of Savara and its stockholders, (iii) directed that the merger agreement be submitted to Savara’s stockholders for adoption, and (iv) recommended that Savara stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger.

Later on January 6, 2017, each of Savara, Mast, and Merger Sub executed and delivered the merger agreement, effective as of January 6, 2017.

On January 7, 2017, Savara and Mast issued a joint press release announcing the execution of the merger agreement and the proposed transaction.

Mast Reasons for the Merger

The Mast Board considered the following factors in reaching its conclusion to approve and adopt the Merger Agreement and the transactions contemplated thereby and to recommend that the Mast stockholders approve the merger, adopt the Merger Agreement and approve the other transactions contemplated by the Merger Agreement, including the issuance of shares of Mast common stock in the merger, all of which the Mast Board viewed as supporting its decision to approve the business combination with Savara:

•	The Mast Board believes, based in part on the judgment, advice and analysis of Mast management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to Savara), that:

•	the combined organization will be a clinical-stage company with a diversified development portfolio;

•	Savara has two product candidates in late stage clinical trials: AeroVanc and Molgradex;

•	the combined organization will be led by experienced senior management from Savara and a board of directors of five members designated by Savara and two members designated by Mast;

•	Savara has delivered voting agreements from its officers, directors and certain of its affiliated stockholders, representing approximately 30% of Savara’s outstanding capital stock, in which each such individual or entity has agreed to vote in favor of the Merger Agreement and the related transactions; and

•	the combined company’s ability to maintain Mast’s listing on the NYSE MKT.

•

The Mast Board also reviewed with the management of Mast the current plans of Savara for developing its product candidates to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus initially on the continued

development of its product candidates. The Mast Board also considered the possibility that the combined organization would be able to take advantage of the potential benefits resulting from the combination of Mast and Savara to raise additional funds in the future.

•	The Mast Board considered the opportunity as a result of the merger for Mast stockholders to participate in the potential value that may result from development of the Savara product candidate portfolio and the potential increase in value of the combined organization following the merger.

•	The Mast Board concluded that the merger would provide the existing Mast stockholders with a significant opportunity to participate in the potential increase in value of the combined organization following the merger.

•	The Mast Board considered the analyses of Roth, and its opinion to the Mast Board as to the fairness to Mast, from a financial point of view and as of the date of such opinion, of the exchange ratio for the conversion of Savara capital stock into Mast common stock, as more fully described below under the caption “The Merger — Opinion of the Mast Financial Advisor.”

•	The Mast Board also reviewed various factors impacting the financial condition, results of operations and prospects for Mast, including:

•	the strategic alternatives of Mast to the merger, including potential transactions that could have resulted from discussions that Mast’s management conducted with other potential merger partners;

•	the consequences of the negative results from the vepoloxamer clinical trial, and the likelihood that the resulting circumstances for the company would not change for the benefit of the Mast stockholders in the foreseeable future on a stand-alone basis;

•	Mast’s prospects to raise the significant amount of funds it would require to continue to complete the required development and clinical trials for its AIR001 product candidate would not change for the benefit of the Mast stockholders in the foreseeable future on a stand-alone basis;

•	the risks associated with, and the uncertain value, timing and costs to stockholders of, liquidating Mast or effecting a sale of all or some of its assets and thereafter distributing the proceeds;

•	the risks of continuing to operate Mast on a stand-alone basis, including Mast’s current financial situation, the need to rebuild the company’s product candidate development programs, infrastructure and management to continue its operations; and

•	the risks associated with Mast’s inability to maintain its NYSE MKT listing without completing the merger.

The Mast Board also reviewed the terms and conditions of the proposed Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

•	the fact that immediately following the consummation of the merger, Savara stockholders, warrantholders and optionholders will own approximately 77% of the fully-diluted common stock of Mast, with Mast stockholders, optionholders and warrantholders, whose shares of Mast stock will remain outstanding after the merger, holding approximately 23% of the fully-diluted common stock of Mast;

•	the final exchange ratio used to establish the number of shares of Mast common stock to be issued in the merger is based upon Mast’s capitalization numbers immediately prior to the consummation of the merger; however, the estimated exchange ratio contained in this proxy statement/prospectus/information statement is based upon Mast’s capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Mast common stock prior to the consummation of the merger and Mast’s net cash at closing;

•	the limited number and nature of the conditions to the Savara obligation to consummate the merger, including the absence of any financing contingency, and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Mast and Savara under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Mast or Savara receive a superior proposal;

•	the reasonableness of the potential termination fee payable by Mast under certain circumstances of $1.8 million or the reasonableness of the potential termination fee payable by Savara under certain circumstances of $2.5 million;

•	the voting agreements, pursuant to which certain directors, officers and affiliated stockholders of Savara agreed, solely in their capacity as stockholders, to vote all of their shares of Savara capital stock in favor of adoption of the Merger Agreement; and

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Mast Board also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•	the $1.8 million termination fee that may be payable to Savara upon the occurrence of certain events, and the potential effect of such termination fee or reimbursement of transaction expenses in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Mast stockholders;

•	the risk that if Mast’s debt at the closing exceeds its net cash at the closing, the allocation of 24% ownership to Mast stockholders, optionholders and warrantholders of the outstanding common stock of Mast immediately following the consummation of the merger will be reduced;

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short term, of the trading price of the Mast common stock resulting from the merger announcement;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Mast;

•	the risk to Mast’s business, operations and financial results in the event that the merger is not consummated;

•	the strategic direction of the continuing entity following the completion of the merger, which will be determined by a board of directors, a majority of which will initially designated entirely by Savara;

•	the fact that the merger would give rise to substantial limitations on the utilization of Mast’s NOLs; and

•	various other risks associated with the combined organization and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Mast Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Mast Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Mast Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Mast Board may have given different weight to different factors. The Mast Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Mast management team and the legal and financial advisors of Mast, and considered the factors overall to be favorable to, and to support, its determination.

Savara Reasons for the Merger

In the course of reaching its decision to approve the merger, the Savara Board consulted with Savara’s senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	that the combined company will have a pipeline of novel inhalation therapies for the treatment of serious or life-threatening rare respiratory diseases featuring three product candidates, each in advanced clinical development including Savara’s AeroVanc and Molgradex programs and Mast’s AIR001 program;

•	the expectation that the merger with Mast would be a more effective means to access capital through the public markets or other transactions compared to other alternatives considered, including an initial public offering which Savara had considered pursuing;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	that the shares of Mast common stock issued to Savara stockholders will be registered pursuant to a Form S-4 registration statement by Mast and will become freely tradable (subject to the terms of applicable lock-up agreements) for Savara’s stockholders who are not affiliates of Savara;

•	the likelihood that the merger will be consummated on a timely basis;

•	the terms and conditions of the Merger Agreement including the following:

•	the determination that an exchange ratio that is fixed and not subject to adjustment based on trading prices is appropriate to reflect the expected relative percentage ownership of Mast securityholders and Savara securityholders, in the judgment of the Savara Board;

•	the expectation that the merger should be treated as a reorganization for U.S. federal income tax purposes, with the result that the Savara stockholders generally will not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Mast to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	the rights of Savara under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Savara receive a superior proposal; and

•	the conclusion of Savara’s board of directors that the potential termination fee of $1.8 million, or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $250,000, payable by Mast to Savara and the circumstances when such fee may be payable, were reasonable.

The Savara Board also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Savara and the ability of Savara to obtain financing in the future in the event the merger is not completed;

•	the termination fee of $2.5 million or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $250,000, payable by Savara to Mast upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Savara’s stockholders;

•	the limited cash resources of the combined organization expected to be available at the closing of the merger and the risk that the combined company would not be able to raise sufficient funds following the closing of the merger to continue clinical development of its development programs;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the transaction expenses and operating expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Savara’s business will be subject to following the merger that it has not previously been subject to; and

•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Savara Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Savara Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Savara Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Savara Board may have given different weight to different factors. The Savara Board conducted an overall analysis of the factors described above, including discussions with, and questioning of, Savara’s management and Savara’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Roth Capital Partners as Mast’s Financial Advisor

The Mast Board retained Roth on October 24, 2016 to render an opinion as to the fairness to Mast, from a financial point of view, of merger consideration to be paid by Mast to the holders of shares of Savara common stock, or consideration, in the Merger pursuant to the Merger Agreement.

On January 6, 2017, Roth rendered its oral opinion to the Mast Board (which was subsequently confirmed in writing by delivery of Roth’s written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of January 6, 2017, the consideration to be paid by Mast in the Merger was fair, from a financial point of view, to Mast.

Roth’s opinion was prepared solely for the information of the Mast Board and only addressed the fairness, from a financial point of view, to Mast of the consideration to be paid by Mast in the Merger. Roth was not requested to opine as to, and Roth’s opinion does not address, the relative merits of the Merger or any alternatives to the Merger, Mast’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. Roth’s opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Mast and is not a valuation of Mast or Savara or their respective assets or any class of their securities. Roth did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of Savara, whether or not relative to the Merger.

The summary of Roth’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement solicitation and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth in preparing its opinion. Roth’s opinion was prepared solely for the information of the Mast Board for its use in connection with its consideration of the Merger. Neither Roth’s written opinion nor the summary of its opinion and the related analyses set forth in this prospectus/proxy statement are intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the Merger or any other matter.

The terms of the Merger, the consideration to be paid in the Merger, and the related transactions were determined through arm’s length negotiations between Mast and Savara and were approved unanimously by the Mast Board. Roth did not determine the consideration to be paid by Mast in connection with the Merger. For purposes of its opinion, management of Mast advised Roth and, with the consent of the Mast Board, Roth assumed without independent verification that (i) the “Net Cash Adjustment Amount” specified in the Merger Agreement will be $2,000,000, (ii) the final exchange ratio determined in accordance with the Merger Agreement will be 46.92 shares of Mast common stock for each share of Savara common stock, and (iii) 1,018,747,837 shares of Mast common stock will be issued in the Merger. In its opinion, Roth expressly disclaimed any opinion as to (i) the reasonableness of these assumptions, (ii) the amount of the actual Net Cash Adjustment, (iii) the final exchange ratio determined pursuant to the Merger Agreement, or (iv) the actual number of shares of Mast common stock to be issued in the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Roth, among other things:

•	reviewed a draft of the Merger Agreement dated January 5, 2017;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Mast and Savara that were furnished to Roth by Mast and Savara;

•	conducted discussions with members of senior management and representatives of Mast and Savara concerning the matters described in the prior clause;

•	reviewed the pro forma ownership of the combined entity resulting from the Merger;

•	discussed the past and current operations and financial condition and the prospects of Mast and Savara with members of senior management of Mast and of Savara, respectively;

•	reviewed the financial terms, to the extent publicly available, of certain acquisition and financing transactions that Roth deemed relevant; and

•	performed such other analyses and considered such other factors as Roth deemed appropriate for the purpose of rendering its opinion.

In arriving at its opinion, Roth relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available to Roth or discussed with or reviewed by or for Roth, and further assumed that the financial information provided to Roth had been prepared on a reasonable basis in accordance with industry practice, and that management of Mast was not aware of any information or facts that would make any information provided to Roth incomplete or misleading.

With respect to the financial forecasts, estimates and other forward-looking information reviewed by Roth, Roth assumed that such information had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of Mast’s management as to the expected future combined results and financial condition of Mast and Savara after giving effect to the Merger. Roth was not engaged to assess the achievability of any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based, and Roth expressed no opinion as to such information or assumptions. In addition, Roth did not assume any responsibility for, and did not perform, any appraisals or valuation of any specific assets or liabilities (fixed, contingent or other) of Mast or Savara, nor was Roth furnished or provided with any such appraisals or valuations. Without limiting the generality of the foregoing, Roth was not engaged to, and did not undertake, any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Mast, Savara or any of their respective affiliates is a party or may be subject, and at the direction of Mast and with its consent, Roth’s opinion made no assumption concerning, and did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Roth relied upon and assumed, without independent verification, that the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct, that each party will fully and timely perform all of the covenants and agreements required to be performed by such party, that the Merger will be consummated pursuant to the terms of the Merger Agreement, without amendment, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Roth further assumed that the Merger Agreement was in all material respects identical to the draft of the Merger Agreement provided to Roth. Finally, Roth also assumed that all the necessary regulatory approvals and consents required for the Merger, including the approval of the stockholders of Mast and Savara, will be obtained in a manner that will not adversely affect Mast or Savara or the contemplated benefits of the Merger.

In connection with its opinion, Roth assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Roth’s opinion does not address any legal, regulatory, tax or accounting issues. Roth’s fairness opinion was approved by its fairness committee prior to delivering it to Mast.

Roth’s opinion is necessarily based upon the information available to Roth and facts and circumstances as they existed and were subject to evaluation as of January 6, 2017, which is the date of the Roth opinion. Although events occurring after the date of the Roth opinion could materially affect the assumptions used in preparing the opinion, Roth does not have any obligation to update, revise or reaffirm its opinion and Roth expressly disclaims any responsibility to do so. Roth did not express any opinion as to the price at which shares of Mast’s common stock may trade following announcement of the Merger or at any future time.

The consideration to be paid by Mast in the Merger was determined through arm’s length negotiations between Mast and Savara and was approved by the Mast and Savara boards of directors. Roth did not provide advice to the Mast Board during these negotiations, the decision to enter into the Merger was solely that of the Mast Board. Roth’s opinion and its presentation to the Mast Board was one of many factors taken into consideration by the Mast Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of the Mast Board with respect to the consideration to be paid by Mast in the Merger or of whether the Mast Board would have been willing to agree to different consideration.

The following is a summary of the material financial analyses performed by Roth in connection with the preparation of its fairness opinion, which opinion was rendered orally to the Mast Board (and subsequently confirmed in writing by delivery of Roth’s written opinion dated the same date) on January 6, 2017. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description and this summary does not purport to be a complete description of the analyses performed by Roth or the delivery of Roth’s opinion to the Mast Board.

This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by Roth, the tables must be read together with the text of each analysis summary and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Roth’s opinion.

In furnishing its opinion, Roth did not attempt to combine the analyses described herein into one composite valuation range, nor did Roth assign any quantitative weight to any of the analyses or the other factors considered. Furthermore, in arriving at its opinion, Roth did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another. Accordingly, Roth has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

In conducting the analysis as to the fairness to Mast, from a financial point of view, of the consideration to be paid by Mast pursuant to the terms of the Merger Agreement, Roth evaluated the stand-alone valuations of Mast and Savara. Roth then compared the pro-forma Mast ownership based on the Merger Agreement, with Mast’s stand-alone valuation.

The results of the application by Roth of each of the valuation methodologies utilized in connection with its fairness opinion is summarized below.

Consideration to be Paid in the Merger

For purposes of its opinion, management of Mast advised Roth and, with the consent of the Mast Board, Roth assumed without independent verification that (i) the “Net Cash Adjustment Amount” specified in the Merger Agreement will be $2,000,000, (ii) the final exchange ratio determined in accordance with the Merger Agreement will be 46.92 shares of Mast common stock for each share of Savara common stock, and (iii) 1,018,747,837 shares of Mast common stock will be issued in the Merger. Based upon the closing price per share of Mast common stock on January 6, 2017 of $0.10, Roth observed that Mast was paying approximately $100.8 million to acquire Savara.

Based on the expected exchange ratio, Mast’s management calculated the pro forma ownership of the combined company (NewCo) as follows:

Pro-Forma Ownership Structure1

	Stipulated Value[2]	Pro-Forma Shares Outstanding	Ownership Percentage
Mast	$29,634,184	262,519,659	20.5%
Savara	$115,000,000	1,018,747,837	79.5%

NewCo	$144,634,184	1,281,267,496	100.0%

Source: Merger Agreement

Notes:  (1) — Per Mast Management

    (2) — As per Merger Agreement

Roth noted that the $100.8 million consideration being paid by Mast for Savara was lower than Roth’s estimated valuation range of $182.7 million to $234.3 million for Savara, as described in more detail below.

Roth estimated the value of NewCo as approximately $241.4 million based on the midpoint of the valuation ranges for each of Mast and Savara of $32.9 million and $208.0 million, as described in more detail below. Roth noted that the 20.5% value of NewCo attributable to Mast’s stockholders represented an implied enterprise value of approximately $49.5 million for Mast as compared to a stand-alone value for Mast of approximately $32.9  million.

Estimated Mast Stand-Alone Valuation

Roth evaluated the value of Mast on a stand-alone basis using the following valuation methodologies:

•	Public Market Valuation;

•	Public Comparable Analysis — Cardiovascular;

•	Discounted Cash Flow Analysis of Mast’s AIR001 product candidate;

Utilizing the various valuation methodologies listed above, Roth estimated a valuation of Mast utilizing the Public Market Valuation of $19.6 million to $33.8 million; Public Comparable Analysis — Cardiovascular of $36.0 million to $49.9 million and Discounted Cash Flow Analysis of $25.5 million to $32.5 million.

The results of these analyses are summarized as follows (in millions):

	Implied Enterprise Value
	Low	High
Methodology
Mast Public Market Valuation	$19.6	$33.8
Public Comparable Analysis — Cardiovascular	$36.0	$49.9
Discounted Cash Flow Analysis — AIR001	$25.5	$32.5
Average	$27.1	$38.7

Notes: High and low ranges are based on mean and median values.

Public Company Valuation

Roth noted that since Mast’s clinical set-back in mid-September, Mast’s market value had ranged from $15.0 million to $29.1 million and that during the same period, Mast’s enterprise value had ranged from $19.6 million1 to $33.8million1.

Source: Capital IQ

Note: As of 1/6/2107

(1) — Enterprise value assumes a net cash position of ($4.7 million).

Public Comparable Analysis — Cardiovascular

Roth reviewed the total enterprise values of publicly traded companies with cardiovascular product candidates in development. The comparable companies’ analysis uses data from comparable guideline companies to develop a measure of current value for Mast. The theory underlying the comparable companies’ valuation is that companies in the same industry with similar operating characteristics should have certain valuation benchmarks in common. The goal of the analysis is to develop a premise for relative value, which when coupled with other valuation approaches, presents a foundation for determining a range of firm value.

Selected cardiovascular trading comparables had a median and mean enterprise value of $36.0 million and $49.9 million, respectively:

Company	Ticker	Stage of Development	1/6/2017 Price	52 Week High	52 Week Low	Market Cap ($M)	Enterprise Value ($M)
Gemphire Therapeutics Inc.	GEMP	Phase III	$9.23	$13.98	$7.25	$85.6	$57.2
Tenax Therapeutics, Inc.	TENX	Phase II	$2.28	$3.12	$1.21	$64.1	$56.6
Capricor Therapeutics, Inc.	CAPR	Phase II	$2.64	$5.40	$1.88	$56.5	$49.9
Bellerophon Therapeutics, Inc.	BLPH	Phase III	$0.61	$4.58	$0.43	$19.3	$8.1
Acasti Pharma Inc.	ACST	Phase II	$1.29	$3.05	$1.11	$13.8	$8.4
				Mean		$47.8	$36.0
				Median		$56.5	$49.9

Source: Biomed Tracker, Capital IQ, Evaluate Pharma

Note:    Data as of 1/6/2017/12/16

Discounted Cash Flow Analysis

The discounted cash flow analysis is a “forward looking” methodology and is based on projected future cash flows to be generated by Mast which are then discounted back to the present. This methodology has three primary components: (1) the present value of projected unlevered cash flows for a determined period; (2) the present value of the terminal value of cash flows based on the declining growth method (representing firm value beyond the time horizon on the projections); (3) the weighted average cost of capital (WACC) used to discount such future cash flows and terminal value back to the present. In the discounted cash flow analysis, Roth used Mast management’s unlevered free cash flow projections and then applied a “probability of success” adjustment based on PAREXEL’s R&D Sourcebook probabilities of clinical success in Phase 1, Phase 2, Phase 3 and NDA stages of development. The future cash flows plus the terminal value of such cash flows are discounted by the WACC, to derive a present value.

In conducting its discounted cash flow analysis for the purpose of determining the enterprise value of Mast, Roth applied the projected unlevered free cash flow that Mast is expected to generate during fiscal years 2017 to 2029 from its AIR001 program based upon financial projections prepared by Mast’s management. Terminal values based on declining cash flow at a rate of 3.0% to 7.0% were applied to management’s cash flow estimates in year 2029 to complete the basis for calculating the present value of future free cash flows. The future free cash flows are then discounted by the WACC, to derive a present value. In selecting an appropriate discount rate, Roth took into account the industry’s unlevered equity beta of 0.93, Mast’s debt to equity ratio of 19.5%, levered beta of 1.05, the equity risk premium of 19% based on Duff & Phelps 2015 Valuation Handbook, the risk free rate of 2.4% for 10-year U.S. treasury securities, pre-tax cost of debt of 3.3% (average of comparable companies), Mast’s tax rate assumption of 34.0%, Mast’s equity to total capitalization of 83.6% and its debt to total capitalization of 16.4%. Application of the foregoing principles resulted in a 19.1% WACC. Roth performed a sensitivity analysis using discount rates from 19.0% to 21.0% to arrive at a range of present values.

Based on the foregoing, Roth computed an enterprise value range of $25.5 million to $32.5 million. In evaluating the foregoing, it should be noted that the WACC does not take into consideration the specific firm risks such as bankruptcy. As a result, Mast’s true WACC may be higher when taking into consideration the risks of default and negative operating profit history of the business which would have the effect of reducing the enterprise value range. By conducting an analysis of a range of discount rates rather than relying one specific WACC, Roth is comfortable that the analysis is appropriate.

Mast Therapeutics, Inc.

Discounted Cash Flow Analysis

($ in millions)

	2017	2018	2019	2020	2021	2022	2023	2024
Revenue Projections —AIR001 (Cardio)	$0.0	$0.0	$0.0	$0.0	$0.0	$1,132.0	$2,355.5	$3,676.0
YoY Growth							108%	56%

Free Cash Flow[1]	($2.5)	($23.1)	($34.3)	($37.5)	($32.3)	$111.0	$325.3	$557.7
Probability of Success Adjustment[2]		25.0%	25.0%	25.0%	25.0%	12.5%	9.6%	9.6%
Free Cash Flow (Risk Adjusted)	($2.5)	($5.8)	($8.6)	($9.4)	($8.1)	$13.9	$31.3	$53.7

	2025	2026	2027	2028	2029
Revenue Projections —AIR001 (Cardio)	$2,549.7	$1,326.4	$690.0	$717.8	$746.8
YoY Growth	-31%	-48%	-48%	4%	4%

Free Cash Flow[1]	$392.5	$192.4	$82.8	$94.6	$104.2
Probability of Success Adjustment[2]	9.6%	9.6%	9.6%	9.6%	9.6%
Free Cash Flow (Risk Adjusted)	$37.8	$18.5	$8.0	$9.1	$10.0

Declining Growth Terminal Value Methodology					Declining Growth Method
	NPV of Cash Flows (2017-2029)	PV of Terminal Value Declining Growth Method			NPV+Terminal Value
Discount Rate		3%	5%	7%	3%	5%	7%
19.0%	$27.0	$5.5	$4.9	$4.4	$32.5	$31.9	$31.4
19.5%	$25.7	$5.1	$4.6	$4.2	$30.8	$30.3	$29.9
20.0%	$24.5	$4.7	$4.3	$3.9	$29.2	$28.8	$28.4
20.5%	$23.3	$4.4	$4.0	$3.6	$27.7	$27.3	$26.9
21.0%	$22.2	$4.1	$3.7	$3.4	$26.3	$25.9	$25.5

Note:	(1) — FY2017 — FY2029 figures are based on Mast’s estimates of unlevered free cash flow
(2) — Probability of Success (PoS) adjustment based on PAREXEL’s R&D Sourcebook probabilities of clinical in Phase 1, Phase 2, Phase 3, and NDA respectively; PoS adjustment applied to cash flows subject to clinical development risk

Estimated Savara Stand-Alone Valuation

Roth evaluated the value of Savara on a stand-alone basis, using the following valuation methodologies:

•	Private Valuation Step-Up Analysis;

•	Public Comparable Analysis — Respiratory;

•	Respiratory Licensing Transactions;

•	Precedent Respiratory M&A Transactions; and

•	Discounted Cash Flow Analysis.

Utilizing the various valuation methodologies listed above, Roth estimated a valuation of Savara utilizing the Private Valuation Step-up Analysis of $113.1 million to $145.3 million; Public Comparable Analysis — Respiratory of $71.1 million to $171.6 million; Respiratory Licensing Transactions of $150 million to $184.3 million; Precedent Respiratory M&A Transactions of $396.9 million to $446.5 million; and Discounted Cash Flow Analysis of $182.4 million to $224.0 million.

The results of these analyses are summarized as follows (in millions):

	Implied Enterprise Value
	Low	High
Methodology
Private Company Step-up Analysis	$113.1	$145.3
Public Comparable Analysis — Respiratory	$71.1	$171.6
Respiratory Licensing Transactions	$150.0	$184.3
Precedent Respiratory M&A Transactions	$396.9	$446.5
Discounted Cash Flow Analysis*	$182.4	$224.0
Average	$182.7	$234.3

Notes:

High and low ranges are based on mean and median values.

*	Enterprise value based on the discounted cash flow analysis of AeroVanc (U.S.) and PAP (Worldwide)

Private Valuation Step-up Analysis

Roth reviewed the step-up multiples of selected life science company IPOs which compares the pre-money valuation of the latest private financing round, if available, with the post IPO marketing valuation. The purpose of the step-up analysis is to estimate the value of a private company as if it was publicly traded. Prior life science IPOs had a median and average step-up multiples of 1.1x and 1.4x, arriving at an applied enterprise value range for Savara of $113.1 million to $145.3 million.

Pricing Date	Company	Ticker	Offer Price	Amount Raised in IPO ($M)	Pre-Money Equity Valuation ($M)	IPO Step-up Multiple	Post IPO Market Value ($M)[1]
10/26/16	Myovant Sciences Ltd	MYOV	$15.00	$217.5	$685.9	1.0x	$685.9
10/25/16	Ra Pharmaceuticals Inc	RARX	$13.00	$91.6	$98.7	1.9x	$187.8
10/19/16	iRhythm Technologies Inc	IRTC	$17.00	$123.1	$125.7	1.9x	$236.0
10/18/16	Crispr Therapeutics AG	CRSP	$14.00	$62.0	$365.3	1.3x	$489.1
10/11/16	AzurRx BioPharma Inc	AZRX	$5.50	$5.3	$47.7	1.0x	$47.7
10/05/16	Obalon Therapeutics Inc	OBLN	$15.00	$75.0	$90.7	1.8x	$164.3
09/28/16	Fulgent Genetics Inc	FLGT	$9.00	$43.5	$110.0	1.0x	$109.9
09/26/16	Shineco Inc	TYHT	$4.50	$7.7	$86.9	1.0x	$87.0
09/22/16	AC Immune SA	ACIU	$11.00	$75.9	$172.1	3.1x	$533.5
09/20/16	Novan Inc	NOVN	$11.00	$51.9	$417.1	0.3x	$116.7
08/10/16	Medpace Holdings Inc	MEDP	$23.00	$185.2	$726.6	1.0x	$726.6
08/10/16	Protagonist Therapeutics Inc	PTGX	$12.00	$90.0	$59.9	1.8x	$105.9
08/04/16	Gemphire Therapeutics Inc	GEMP	$10.00	$30.0	$30.2	1.8x	$54.3
07/27/16	Tactile Systems Technology Inc	TCMD	$10.00	$41.2	$30.8	4.1x	$125.3
07/26/16	Kadmon Holdings LLC	KDMN	$12.00	$75.0	$463.4	1.0x	$463.4
07/20/16	Patheon NV	PTHN	$21.00	$718.8	$1,400.0	1.6x	$2,234.0
07/19/16	Audentes Therapeutics Inc	BOLD	$15.00	$75.0	$219.1	1.1x	$240.3
06/29/16	Syros Pharmaceuticals Inc	SYRS	$12.50	$57.5	$188.6	1.2x	$227.0
06/21/16	Selecta Biosciences Inc	SELB	$14.00	$70.0	$73.2	2.5x	$180.6
06/02/16	Sensus Healthcare Inc	SRTS	$5.50	$12.7	$55.4	1.0x	$55.3
06/01/16	Moleculin Biotech Inc	MBRX	$6.0	$9.2	$55.2	1.0x	$55.3
06/01/16	Clearside Biomedical Inc	CLSD	$7.00	$57.0	$101.2	0.8x	$80.1
05/25/16	Reata Pharmaceuticals Inc	RETA	$11.00	$69.6	$154.6	1.1x	$166.9
05/18/16	Merus BV	MRUS	$10.00	$61.4	$120.3	0.8x	$92.7
05/17/16	PhaseRx Inc	PZRX	$5.00	$18.5	$43.1	0.9x	$39.4
05/12/16	Oncobiologics Inc	ONS	$6.00	$35.0	$179.0	0.5x	$90.9

Pricing Date	Company	Ticker	Offer Price	Amount Raised in IPO ($M)	Pre-Money Equity Valuation ($M)	IPO Step-up Multiple	Post IPO Market Value ($M)[1]
05/06/16	Spring Bank Pharmaceuticals Inc	SBPH	$12.00	$12.7	$72.4	1.0x	$72.4
05/05/16	Intellia Therapeutics Inc	NTLA	$18.00	$124.2	$229.3	2.2x	$507.5
04/06/16	Aeglea Biotherapeutics Inc	AGLE	$10.00	$54.8	$65.2	1.1x	$74.5
03/22/16	Corvus Pharmaceuticals Inc	CRVS	$15.00	$70.5	$214.7	1.1x	$235.6
03/02/16	Syndax Pharmaceuticals Inc	SNDX	$12.00	$57.7	$171.8	0.9x	$150.8
02/10/16	Proteostasis Therapeutics Inc	PTI	$8.00	$50.0	$153.5	0.7x	$102.9
02/10/16	AveXis Inc	AVXS	$20.00	$95.0	$196.6	1.8x	$353.0
02/02/16	BeiGene Ltd	BGNE	$24.00	$182.2	$360.9	1.6x	$574.2
02/02/16	Editas Medicine Inc	EDIT	$16.00	$108.6	$326.0	1.4x	$462.6
			Mean	$89.0	$225.5	1.4x	$289.4
			Median	$62.0	$153.5	1.1x	$164.3

Savara IPO Step-up Analysis[2]

	Pre-Money Equity Valuation ($M)	IPO Step-up Multiple	Implied Market Value ($M)	Implied Enterprise Value ($M)
Mean	$115.0	1.4x	$158.3	$145.3
Median	$115.0	1.1x	$126.1	$113.1

Source: Capital IQ, Dealogic

Note: Includes selected life sciences IPOs from 1/1/2016 — 1/6/2017

(1) — One day after pricing date; Excludes capital raised in IPO

(2) — Latest pre-money equity valuation per Savara management; Implied enterprise value assumes Savara net debt of ($13M)

Public Comparable Analysis — Respiratory

Roth reviewed the total enterprise values of publicly traded companies with respiratory product candidates in development. The comparable companies’ analysis uses data from comparable guideline companies to develop a measure of current value for Savara. The theory underlying the comparable companies’ valuation is that companies in the same industry with similar operating characteristics should have certain valuation benchmarks in common. The goal of the analysis is to develop a premise for relative value, which when coupled with other valuation approaches, presents a foundation for determining a range of firm value.

Selected respiratory trading comparables had a median and mean enterprise value of $71.1 million and $171.6 million, respectively:

Company	Ticker	Stage of Development	1/6/2017 Price	52 Week High	52 Week Low	Market Cap ($M)	Enterprise Value ($M)
Insmed Incorporated	INSM	Phase III	$14.06	$16.79	$9.02	$870.0	$704.2
Concert Pharmaceuticals, Inc.	CNCE	Phase II	$10.92	$17.38	$7.11	$243.2	$135.2
MediciNova, Inc.	MNOV	Phase II	$6.10	$10.16	$3.50	$210.6	$185.6
ProQR Therapeutics N.V.	PRQR	Phase I	$5.00	$8.70	$3.48	$116.7	$49.8
Adamis Pharmaceuticals Corporation	ADMP	Phase II	$3.30	$10.98	$2.40	$71.2	$71.1
Pharmaxis Ltd	PXS	Phase II	$0.21	$0.27	$0.17	$67.5	$45.2
Aradigm Corporation	ARDM	Phase II	$1.75	$7.19	$1.47	$25.9	$10.2
				Mean		$229.3	$171.6
				Median		$116.7	$71.1

Source: Biomed Tracker, Capital IQ, Evaluate Pharma

Note: Data as of 1/6/2017

Respiratory Licensing Comparables

Roth reviewed financial terms, to the extent publicly available, of licensing transactions for assets in the respiratory space at comparable stages of development, from June 2014 to May 2016. Selected comparable licensing deals had a median and average deal value of $150.0 million and $184.3 million, respectively.

Date	Licensor	Licensee	Asset	Indication	Stage at Announcement	Transaction Value ($M)
5/2016	Nobelpharma	Serendex Pharmaceuticals	Molgradex	Pulmonary Alveolar Proteinosis (PAP)	Phase III	$10.5
3/2016	AbbVie	Boehringer Ingelheim	Risankizumab	Asthma	Phase III	$595.0
8/2015	Bristol-Myers Squibb	Promedior	PRM-151 IV	Pulmonary Fibrosis	Phase II	$150.0
6/2015	Vertex Pharmaceuticals	Parion Sciences	VX-371	Cystic Fibrosis (CF)	Phase II	$1,170.0	*
1/2015	Mylan	Theravance Biopharma	Revefenacin	COAD/COPD	Phase II	$265.0
12/2014	Chiesi	Pharmaxis	Bronchitol	Cystic Fibrosis (CF)	Phase III	$25.0
6/2014	Boehringer Ingelheim	Vectura	VR506	Asthma	Phase II	$12.0
6/2014	AstraZeneca	Synairgen	AZD9412	Asthma	Phase II	$232.3
			Mean			$184.3
			Median			$150.0

Source:	Evaluate Pharma, Company Press Releases

Note:	Includes comparable licensing transactions from 2014 — 2016 with available transaction values

(*) — Outlier transaction excluded from mean and median calculation

Precedent Respiratory M&A Transactions

The precedent respiratory M&A analysis uses data based on the values acquirers have previously placed on comparable companies in a merger or acquisition to develop a measure of current value for Savara. Roth examined precedent transactions, from October 2008 through November 2016, involving respiratory clinical development companies that it viewed as similar to Savara. These entities were selected on the basis of the nature of their businesses, their size and operating characteristics. The data available on these transactions, due in part to their size, is limited. Roth examined the data points set out in the table below for the selected precedent transactions.

Selected respiratory M&A transactions indicate an average and median deal value of $396.9 million and $446.5 million, respectively.

Date	Acquirer	Target	Total Deal Value ($M)
11/2016	Chiesi	Atopix Therapeutics	$80.0
9/2016	Horizon Pharma	Raptor Pharmaceutical	$800.0
6/2016	Merck	Afferent Pharmaceuticals	$1,250.0	*
3/2016	Vectura	SkyePharma	$621.0
2/2016	Biogen Idec	Stromedix	$562.5
12/2015	AstraZeneca	Takeda Pharmaceutical — Respiratory Business	$575.0
10/2015	Roche	Adheron Therapeutics	$580.0
8/2015	Raptor Pharmaceutical	Quinsair — Tripex Pharmaceuticals	$418.0
5/2015	Circassia Pharmaceuticals	Prosonix	$157.4
5/2015	Circassia Pharmaceuticals	Aerocrine	$214.3
7/2014	AstraZeneca	Almirall — Respiratory Business	$2,095.0	*
6/2013	Teva	MicroDose Therapeutx	$165.0
7/2011	Bristol-Myers Squibb	Amira Pharmaceuticals	$475.0
10/2008	Novartis	Nektar Therapeutics — Pulmonary Business	$115.0
		Mean	$396.9
		Median	$446.5

Source:	Evaluate Pharma, Company Press Releases
Note:	Includes comparable M&A transactions from 2008 - 2016 with available deal values

(*) — Outlier transaction excluded from mean and median calculation

Discounted Cash Flow Analysis

As noted above, the discounted cash flow analysis is a “forward looking” methodology and is based on projected future cash flows to be generated by Savara which are then discounted back to the present. This methodology has three primary components: (1) the present value of projected unlevered cash flows for a determined period; (2) the present value of the terminal value of cash flows based on the declining growth method (representing firm value beyond the time horizon on the projections); (3) the weighted average cost of capital (WACC) used to discount such future cash flows and terminal value back to the present. In the discounted cash flow analysis, Roth used Savara’s management’s unlevered free cash flow projections for both its AeroVanc (U.S.) and PAP (Worldwide) product candidates and then applied a “probability of success” adjustment based on PAREXEL’s R&D Sourcebook probabilities of clinical success in Phase 1, Phase 2, Phase 3 and NDA stages of development. The future cash flows plus the terminal value of such cash flows are discounted by the WACC, to derive a present value.

In conducting its discounted cash flow analysis for the purpose of determining the enterprise value of Savara, Roth applied the projected unlevered free cash flow that Savara is expected to generate during fiscal years 2017 to 2032 from its AeroVanc (U.S.) and PAP (Worldwide) programs based upon financial projections prepared by Savara’s management. Terminal values based on declining cash flow at a rate of 3.0% to 7.0% were applied to management’s cash flow estimates in year 2032 to complete the basis for calculating the present value of future free cash flows. The future free cash flows are then discounted by the WACC, to derive a present value. In selecting an appropriate discount rate, Roth took into account the industry’s unlevered equity beta of 1.23, Savara’s debt to equity ratio of 0.0%, levered beta of 1.23, the equity risk premium of 19% based on Duff & Phelps 2015 Valuation Handbook, the risk free rate of 2.4% for 10-year U.S. treasury securities, pre-tax cost of debt of 7.1% (average of comparable companies), Savara’s tax rate assumption of 34.0%, Mast’s equity to total capitalization of 100.0% and its debt to total capitalization of 0.0%. Application of the foregoing principles resulted in a 25.8% WACC. Roth performed a sensitivity analysis in both cases using discount rates from 24.0% to 26.0% to arrive at a range of present values.

Based on the foregoing, Roth computed an enterprise value range of $123.3 million to $150.2 million for Savara’s AeroVanc (U.S.) program and $59.2 million to $73.8 million for Savara’s PAP (Worldwide) program. In evaluating the foregoing, it should be noted that the WACC does not take into consideration the specific firm risks such as bankruptcy. As a result, Savara’s true WACC may be higher when taking into consideration the risks of default and negative operating profit history of the business which would have the effect of reducing the enterprise value range. By conducting an analysis of a range of discount rates rather than relying one specific WACC, Roth is comfortable that the analysis is appropriate.

Savara Inc.

Discounted Cash Flow Analysis — AeroVanc (U.S.)

($ in millions)

	2017	2018	2019	2020	2021	2022	2023	2024
Revenue Projections	$0.0	$0.0	$0.0	$58.0	$125.1	$202.5	$291.3	$392.6
YoY Growth					116%	62%	44%	35%
Free Cash Flow[1]	($12.5)	($11.5)	($6.9)	$27.8	$69.1	$116.5	$171.2	$233.6
Probability of Success Adjustment[2]				38.5%	38.5%	38.5%	38.5%	38.5%
Free Cash Flow (Risk Adjusted)	($12.5)	($11.5)	($6.9)	$10.7	$26.6	$44.9	$65.9	$89.9

	2025	2026	2027	2028	2029	2030	2031	2032
Revenue Projections	$416.2	$440.9	$466.8	$494.1	$522.6	$552.4	$583.6	$616.2
YoY Growth	6%	6%	6%	6%	6%	6%	6%	6%
Free Cash Flow[1]	$252.2	$267.6	$283.8	$300.7	$318.5	$337.1	$356.5	$376.9
Probability of Success Adjustment[2]	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%
Free Cash Flow (Risk Adjusted)	$97.1	$103.0	$109.3	$115.8	$122.6	$129.8	$137.3	$145.1

Declining Growth Terminal Value Methodology					Declining Growth Method
Discount Rate	NPV of Cash Flows (2017-2032)	PV of Terminal Value Declining Growth Method			NPV+Terminal Value

		3%	5%	7%	3%	5%	7%
24.0%	$129.5	$20.7	$18.9	$17.3	$150.2	$148.4	$146.8
24.5%	$124.4	$19.1	$17.5	$16.0	$143.6	$141.9	$140.5
25.0%	$119.6	$17.7	$16.2	$14.8	$137.3	$135.8	$134.4
25.5%	$114.9	$16.4	$15.0	$13.8	$131.3	$129.9	$128.7
26.0%	$110.5	$15.2	$13.9	$12.8	$125.6	$124.4	$123.3

Note:	(1) — FY2017 - FY2032 figures are based on discussions with Savara management.
(2) — Probability of Success (PoS) adjustment based on PAREXEL’s R&D Sourcebook probabilities of clinical in Phase 1, Phase 2, Phase 3, and NDA respectively; PoS adjustment applied to cash flows subject to clinical development risk

Savara Inc.

Discounted Cash Flow Analysis — PAP (Worldwide)

($ in millions)

	2017	2018	2019	2020	2021	2022	2023	2024
Revenue Projections	$0.8	$0.0	$0.0	$15.2	$22.1	$64.4	$119.1	$179.1
YoY Growth					45%	191%	85%	50%
Free Cash Flow[1]	($14.6)	($7.0)	($7.2)	$10.6	$20.3	$49.0	$85.1	$124.8
Probability of Success Adjustment[2]	0.0%	0.0%	50.0%	38.5%	38.5%	38.5%	38.5%	38.5%
Free Cash Flow (Risk Adjusted)	($14.6)	($7.0)	($3.6)	$4.1	$7.8	$18.9	$32.8	$48.0

	2025	2026	2027	2028	2029	2030	2031	2032
Revenue Projections	$238.6	$291.1	$300.2	$309.7	$313.2	$290.5	$266.0	$239.8
YoY Growth	33%	22%	3%	3%	1%	-7%	-8%	-10%
Free Cash Flow[1]	$164.0	$198.6	$204.5	$210.6	$212.8	$197.6	$181.2	$163.6
Probability of Success Adjustment[2]	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%
Free Cash Flow (Risk Adjusted)	$63.1	$76.5	$78.7	$81.1	$81.9	$76.1	$69.8	$63.0

Declining Growth Terminal Value Methodology					Declining Growth Method
Discount Rate	NPV of Cash Flows (2017-2032)	PV of Terminal Value Declining Growth Method			NPV+Terminal Value

		3%	5%	7%	3%	5%	7%
24.0%	$64.8	$9.0	$8.2	$7.5	$73.8	$73.0	$72.3
24.5%	$61.9	$8.3	$7.6	$6.9	$70.2	$69.4	$68.8
25.0%	$59.0	$7.7	$7.0	$6.4	$66.7	$66.0	$65.4
25.5%	$56.3	$7.1	$6.5	$6.0	$63.4	$62.8	$62.2
26.0%	$53.7	$6.6	$6.0	$5.5	$60.2	$59.7	$59.2

Note:	(1) — FY2017 - FY2032 figures are based on discussions with Savara management.
(2) — Probability of Success (PoS) adjustment based on PAREXEL’s R&D Sourcebook probabilities of clinical in Phase 1, Phase 2, Phase 3, and NDA respectively; PoS adjustment applied to cash flows subject to clinical development risk

As discussed above, Roth performed a variety of financial and comparative analyses for the purpose of rendering its opinion. While the preceding summary describes several analyses and examinations that Roth deems material to its evaluation and opinion, they are not a comprehensive description of all analyses and examinations actually conducted by Roth.

General

Roth is a nationally recognized investment banking firm that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Mast Board retained Roth to render an opinion as to the fairness to Mast, from a financial point of view, of the consideration to be paid in the Merger by Mast based upon the foregoing qualifications, experience and expertise.

Mast paid Roth a fee of $250,000 for rendering its fairness opinion delivered in connection with the Merger. The $250,000 opinion fee was not contingent in whole or in part on the success of the Merger, or on the results of

Roth’s evaluation and analysis or upon the conclusions reached in Roth’s opinion. In addition, Mast agreed to reimburse Roth up to $10,000 for its reasonable, documented, out-of-pocket expenses, including reasonable fees and disbursements of its counsel. Mast has also agreed to indemnify Roth against certain liabilities and other items that may arise out of the Mast’s engagement of Roth. The Mast Board did not limit Roth in any way in the investigations it made or the procedures it followed in rendering its opinion.

Roth in the past has provided and may in the future provide investment banking and other financial services to Mast and its affiliates for which Roth and its affiliates have received or may receive compensation. In February 2016, Roth acted as the sole bookrunning manager of a public offering by Mast of shares of its common stock and warrants and received substantial fees in connection therewith. Roth is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Roth and its affiliates may actively trade securities of Mast for its own account or the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Consistent with applicable legal and regulatory requirements, Roth has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Roth’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Mast, Savara and/or the Merger that differ from the views of its investment banking personnel.

Information Regarding Financial Projections Used for Fairness Opinion Analysis

The forward looking financial information of Mast and Savara used in the discounted cash flow analyses referenced in the Roth fairness opinion was not prepared with a view towards compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation, presentation of prospective financial information. Such forward looking financial information included in this proxy statement/prospectus/information statement is the responsibility of the management of Mast or Savara, as applicable, who prepared the information. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to this forward looking financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this proxy statement/prospectus/information statement relate solely to the historical financial information. They do not extend to the forward looking financial information and should not be read to do so.

Interests of the Mast Directors and Executive Officers in the Merger

In considering the recommendation of the Mast Board that you vote to approve the proposal to adopt the merger agreement, you should be aware that Mast’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Mast’s stockholders generally. The Mast Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, and in recommending that the merger agreement be adopted by Mast’s stockholders.

Severance, Equity Vesting and Bonus Payments

Material Severance Terms Pertaining to Named Executive Officers

In March 2016, the Mast Board approved, and Mast entered into, new severance agreements with each of the executive officers of Mast, including the named executive officers of Mast (each a “Mast NEO” and collectively the “Mast NEOs”). These severance agreements replaced and superseded each executive officer’s pre-existing severance arrangements. The tables below summarize the material terms of the current severance agreements.

In particular Mast notes the following:

•	The payment of severance benefits to any of the Mast NEOs is, in all cases, conditioned upon Mast’s receipt of a general release of claims from the Mast NEO that becomes effective.

•	Stock option awards have double-trigger change in control provisions, such that if outstanding awards held by the Mast NEOs are assumed by a successor in connection with a change in control of Mast, such awards will not automatically vest solely as a result of the change in control; and

•	No excise tax gross-ups are provided upon change in control.

Potential Benefits upon Change in Control of Mast

The following table summarizes the benefits for which the Mast NEOs would be eligible pursuant to their executive severance agreements with Mast in the event their employment is terminated without cause or they resign for good reason prior to or within 24 months of the change in control of Mast.

Officer		March 2016 Severance Agreement
Brian M. Culley	Cash	Lump sum payment equal to 24 months of current base salary
	Benefits	Lump sum payment equal to premiums for continued health insurance coverage for 24 months
	Equity	No single trigger vesting acceleration
Double trigger benefits: 100% vesting acceleration and extension of exercise period to 10 years from option grant date
Edwin L. Parsley	Cash	Lump sum payment equal to 9 months of current base salary
	Benefits	Lump sum payment equal to premiums for continued health insurance coverage for 9 months
	Equity	Double trigger benefits: 100% vesting acceleration and extension of exercise period to 10 years from option grant date
Brandi L. Roberts	Cash	Lump sum payment equal to 9 months of current base salary
	Benefits	Lump sum payment equal to premiums for continued health insurance coverage for 9 months
	Equity	Double trigger benefits: 100% vesting acceleration and extension of exercise period to 10 years from option grant date

Defined Terms for Purposes of Executive Severance Agreements

Under the March 2016 severance agreements:

•	“Cause” means (a) any act of personal dishonesty taken by the executive in connection with the executive’s responsibilities as an employee which is intended to result in substantial personal enrichment of the executive; (b) the executive’s conviction of a felony that the Mast Board reasonably believes has had or will have a material detrimental effect on the reputation or business of Mast or of the affiliates of Mast; (c) a willful act by the executive that constitutes misconduct and is materially injurious to Mast or to the affiliates of Mast; (d) any material breach by the executive of any offer letter or confidential information, non-solicitation or invention assignment agreement or other agreement entered into with Mast; or (e) continued willful violations by the executive of the executive’s obligations to Mast or to the affiliates of Mast after there has been delivered to the executive a written demand for performance that describes the basis for Mast’s belief that the executive has not substantially performed the executive’s duties.

•	“Good reason” means, in each case, without the executive’s express written consent, (a) a material reduction or alteration of the executive’s duties, position or responsibilities relative to those in effect immediately prior to such reduction or alteration, or the executive’s removal from such position, duties or responsibilities; (b) a material reduction of the executive’s base salary as in effect immediately prior to such reduction (unless pursuant to a salary reduction program applicable generally to similarly situated employees); or (c) the relocation of the executive’s principal place of employment with Mast by more than 50 miles. The severance agreements provide Mast with a 30-day cure period following written notice from an executive of the occurrence of an event that otherwise would constitute good reason and the executive must have provided that notice to Mast within 90 days of the executive’s awareness of the initial existence of the applicable event.

•	“Change in control” has the meaning ascribed to it in the Mast 2015 Omnibus Incentive Plan, as amended. Generally, under the Mast 2015 Omnibus Incentive Plan, a change in control occurs upon (a) the consummation of a merger or consolidation of Mast with or into another entity, (b) the consummation of the sale, transfer or other disposition of all or substantially all of Mast’s assets, (c) certain changes in the majority of the Mast Board within a period of 36 consecutive months, (d) the acquisition, pursuant to a tender or exchange offer made directly to Mast’s stockholders that the Mast Board does not recommend, of more than 50% of the total combined voting power in Mast’s outstanding securities, or (e) approval by Mast stockholders of a plan of complete liquidation or dissolution.

Cash and Restricted Stock Unit Awards

On January 17, 2017, the Mast Board, upon the recommendation of its compensation committee, made the compensation-related decisions described below in furtherance of retaining, rewarding and incentivizing Mast’s remaining employees’ continuing efforts to help Mast achieve its goals through the merger (including consummation of the merger) and to obtain agreement and clarity regarding the effect of the anticipated change in control of Mast pursuant to the Merger Agreement on outstanding stock options held by Mast’s current employees and non-employee directors. The Mast Board’s compensation-related decisions on January 17, 2017 included that there would be no base salary increases and no awards under Mast’s 2016 executive Incentive Plan.

2017 Retention/Performance Bonus

The Mast Board approved a retention/performance bonus payable 50% in a single sum cash payment and 50% in a grant of RSUs for Mast’s executive officers, including the Mast NEOs, with payment of the cash award and vesting of the RSUs contingent upon consummation of the merger on or before July 6, 2017, the officer’s continued service with Mast until that event, and the officer’s delivery of a general release of claims in Mast’s favor. The amounts of these awards are as set forth in the table below.

Executive Officer	Cash Award ($)	RSU Award (# of units)
Brian Culley, CEO	53,575	382,679
Brandi Roberts, CFO	27,300	195,000
Edwin Parsley, CMO	31,900	227,859
Shana Hood, General Counsel	24,500	175,000

The RSUs were granted under Mast’s stockholder-approved 2015 Omnibus Incentive Plan. Each RSU represents a right to receive one share of Mast’s common stock. The number of RSUs granted to each executive officer is the quotient of the amount of the cash award for the officer divided by the closing sales price of Mast’s common stock on the date the Mast Board approved these awards, which was $0.14 per share.

Restricted Stock Units Awards

The Mast Board approved additional RSUs for the Mast executive officers, including the Mast NEOs, as set forth in the table below:

Executive Officer	RSU Award (# of units)
Brian Culley	1,985,515
Brandi Roberts	694,926
Edwin Parsley	666,713
Shana Hood	278,556

In accordance with the notices of grant and agreements governing these awards, the RSUs were granted under Mast’s 2015 Omnibus Incentive Plan and will vest in full if the executive officer is providing services to Mast on the date the merger is consummated (provided such date occurs on or before July 6, 2017) or immediately prior to such date. In addition, in accordance with the governing documents for the RSUs, all of the outstanding and unexercised stock options held by the officers will be cancelled immediately prior to, but contingent upon, the consummation of the merger and cease to be exercisable as of such date without any accelerated vesting.

Golden Parachute Compensation

The following table and related footnotes present information about the compensation payable to Mast’s executive officers, including the Mast NEOs, in connection with the merger and their associated termination without cause from Mast. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the merger.

Mast’s executive officers are not entitled to any pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements in connection with the merger.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension/ NDQC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)(4)	Total ($)
Brian Culley	857,200	350,493	—	66,319	—	53,575	1,327,587
Brandi Roberts	234,000	131,709	—	16,372	—	27,300	409,381
Edwin Parsley	273,431	132,397	—	24,391	—	31,900	462,119
Shana Hood	210,000	67,126	—	24,391	—	24,500	326,017

(1)	Amounts in this column represent lump sum severance payable in accordance with the officer’s executive severance agreement with Mast upon termination without cause, which are equal to 24 months of base salary for Mr. Culley and nine months of base salary for the other executive officers.
(2)	As discussed above, as a condition to receiving the RSUs granted in January 2017, Mast’s executive officers agreed that, to the extent they are not vested as of immediately prior to the consummation of the merger, their outstanding stock option awards will be cancelled and cease to be exercisable as of such date without any accelerated vesting. Accordingly, this column does not reflect any value for acceleration of their stock option awards because vesting will not be accelerated in connection with the merger. The amounts in this column are the aggregate dollar value of the RSUs granted to the executive officers, which will vest in full upon the consummation of the merger, calculated using the average closing market price of Mast’s common stock over the first five business days following the first public announcement of the merger, which average price is $0.148 per share.
(3)

Amounts equal the premiums necessary to continue under COBRA the health insurance coverage in effect for each executive officer prior to termination under the terms of their respective executive severance agreements in the event the officers are terminated without cause regardless of whether the merger occurs.

For Mr. Culley the amount payable is equal to 24 months of such premiums and the amounts payable to the other executive officers is equal to nine months of such premiums.
(4)	Amounts represent the cash bonuses payable contingent upon consummation of the merger, as approved the Mast Board in January 2017 and discussed in more detail above under “2017 Retention/Performance Bonus.”

Acceleration of Director Equity Awards

On January 20, 2017, the Mast Board, upon the recommendation of its compensation committee, approved a grant of RSUs to each non-employee director under Mast’s 2015 Omnibus Incentive Plan in the amounts set forth in the table below. The RSUs will vest in full if the director is providing services to Mast on the date the merger is consummated (provided such date occurs on or before July 6, 2017) or immediately prior to such date. In addition, in accordance with the governing documents for the RSUs, all of the outstanding and unexercised stock options held by the directors will be cancelled immediately prior to, but contingent upon, the consummation of the merger and cease to be exercisable as of such date without any accelerated vesting.

Name	RSU Award (# of units)
Howard Dittrich	63,933
Peter Greenleaf	45,535
Matthew Pauls	45,535
David A. Ramsay	79,962

Ownership Interest

As of March 2, 2017, the directors and executive officers of Mast beneficially owned 3.7% of the outstanding shares of Mast common stock, 98% of which is represented by the outstanding stock options held by the directors and executive officer of Mast, which stock options, to the extent not exercised, will be cancelled and cease to be exercisable immediately prior to the consummation of the merger. As of March 2, 2017, the directors and executive officers of Mast, together with their affiliates, owned less than 1% of the outstanding shares of Mast common stock. See “Principal Stockholders of Mast” for more information.

Other Mast Director Interests

It is anticipated that Matthew Pauls and David A. Ramsay will serve as directors of the combined company following the effective time of the merger.

Indemnification of the Mast Officers and Directors

The Merger Agreement provides that, for a period of six years following the effective time of the merger, Mast will, to the fullest extent permitted by Delaware law, indemnify and hold harmless all individuals who are present or former directors and officers or who become, prior to the effective date of the merger, director or officers of Mast or Savara, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Mast or Savara. In addition, for a period of six years following the effective time of the merger, the certificate of incorporation and bylaws of Mast will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Savara than are presently set forth in the certificate of incorporation and bylaws of Mast.

The Merger Agreement also requires that Mast purchase an insurance policy which maintains in effect for six years from the closing the current directors’ and officers’ liability insurance policies currently maintained by Mast; provided, that Mast may substitute such policies with policies of at least the same coverage containing terms and conditions that are not materially less favorable.

Interests of Certain Savara Directors, Executive Officers and Affiliates in the Merger

In considering the recommendation of the Savara Board with respect to adopting the Merger Agreement, Savara stockholders should be aware that certain members of the board of directors and executive officers of Savara have interests in the merger that may be different from, or in addition to, interests they may have as Savara stockholders. The Savara Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend, that the Savara stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests. Certain of Savara’s directors and executive officers currently hold shares of Savara’s common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. In addition, certain of Savara’s directors will acquire additional shares of common stock prior to the closing of the merger pursuant to the conversion of their subordinated convertible promissory notes into shares of common stock. The table below sets forth the ownership of Savara’s common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock as of December 31, 2016 by Savara’s directors and executive officers and their anticipated ownership of Savara common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock immediately prior to the closing of the merger following the conversion of their subordinated convertible promissory notes into shares of common stock.

Stockholder Name	Number of Shares of Common Stock as of December 31, 2016	Number of Shares of Preferred Stock as of December 31, 2016	Number of Shares of Common Stock Immediately Prior to the Merger(2)
Robert Neville	527,271	128,079	655,350
Nevan Elam	—	—	—
Richard J. Hawkins	—	—	—
Yuri Pikover(1)	—	452,462	452,462
Joseph S. McCracken	—	6,590	6,590
Taneli Jouhikainen	383,036	603	383,639
David Lowrance	—	—	—

(1)	Shares held by 37Ventures, LLC. Yuri Pikover is a managing director of 37Ventures, LLC.
(2)	Does not include any shares issuable upon conversion of convertible promissory notes issued in the 2016 Convertible Debt Financing, which are expected to convert at the closing of the merger.

Stock Options and Warrants. Certain of Savara’s directors and executive officers currently hold options, subject to vesting, and warrants to purchase shares of Savara capital stock, which pursuant to the Merger Agreement will be converted into and become options and warrants to purchase shares of Mast common stock. The table below sets forth certain information with respect to such options.

Optionholder Name	Grant Date	Expiration Date	Exercise Price	Number of Shares of Common Stock Underlying Option as of December 31, 2016	Number of Vested Shares of Common Stock Underlying Option as of December 31, 2016
Robert Neville	09/14/12	09/14/22	$0.38	170,000	170,000
	12/16/14	12/16/24	$0.38	110,517	55,259
	12/15/15	12/15/25	$0.85	300,000	75,000
	12/15/16	12/15/26	$1.03	250,000	—
Nevan Elam	02/20/09	02/20/19	$0.11	37,000	37,000
	12/17/10	12/17/20	$0.30	5,000	5,000
	08/30/11	08/30/21	$0.30	3,906	3,906
	12/16/11	12/16/21	$0.32	2,000	2,000
	12/14/12	12/14/22	$0.38	2,000	2,000
	12/13/13	12/13/23	$0.48	18,500	18,500
	07/24/14	07/24/24	$0.48	3,000	2,250
	12/15/15	12/15/25	$0.85	10,000	3,333
	12/15/16	12/15/26	$1.03	18,500	—
Richard J. Hawkins	10/22/10	10/22/20	$0.30	37,000	37,000
	12/17/10	12/17/20	$0.30	1,000	1,000
	08/30/11	08/30/21	$0.30	3,906	3,906
	12/16/11	12/16/21	$0.32	2,000	2,000
	12/14/12	12/14/22	$0.38	2,000	2,000
	12/12/13	12/12/23	$0.48	18,500	18,500
	07/24/14	07/24/24	$0.48	3,000	2,250
	12/15/15	12/15/25	$0.85	10,000	3,333
	12/15/16	12/15/26	$1.03	18,500	—
Yuri Pikover	11/27/13	11/27/23	$0.48	37,000	37,000
	7/24/14	07/24/24	$0.48	5,000	3,750
	12/15/15	12/15/25	$0.85	10,000	3,333
	12/15/16	12/15/26	$1.03	18,500	—
Joseph S. McCracken	11/27/13	11/27/23	$0.48	37,000	37,000
	7/24/14	07/24/24	$0.48	5,000	3,750
	12/15/15	12/15/25	$0.85	10,000	3,333
	12/15/16	12/15/26	$1.03	18,500	—
Taneli Jouhikainen	12/14/12	12/14/22	$0.38	90,000	—
	12/15/15	12/15/25	$0.85	300,000	75,000
	12/15/16	12/15/26	$1.03	250,000	—
David Lowrance	10/25/16	10/25/26	$0.88	217,710	—

The table below sets forth certain information with respect to such warrants.

Warrant holder Name	Expiration Date	Exercise Price	Number of Shares of Capital Stock Underlying Warrant as of December 31, 2016
Robert Neville	05/30/17	$3.12959	1,249
Yuri Pikover(1)	06/30/21	$5.2605	1,426
Joseph S. McCracken	06/30/21	$5.2605	713
Taneli Jouhikainen	05/30/17	$3.12959	58

(1)	Warrants held by 37Ventures, LLC. Yuri Pikover is a managing director of 37Ventures, LLC.

Management Following the Merger. As described elsewhere in this proxy statement/prospectus/information statement, including in “Management Following the Merger,” Mast must take all actions to cause the Mast Board, immediately after the effective time of the merger, to consist of five members designated by Savara and two independent directors as designated by Mast. Each new member of the Mast Board that was not a member of the Mast Board immediately prior to the effective time of the merger will enter into an indemnification agreement with Mast, on a form to be agreed-upon between Mast and Savara, within 15 days of their appointment. The executive officers of Mast immediately after the effective time will be designated by Savara.

Indemnification and Insurance. Under the Merger Agreement, from and after the closing of the merger, Mast and Savara, as the surviving corporation in the merger, must fulfill and honor in all respects the obligations of Mast and Savara existing prior to the date of the Merger Agreement to indemnify Mast and Savara’s present and former directors and officers and their heirs, executors and assigns. In addition, each Savara officer and director who becomes and officer or director of Mast will enter into Mast’s standard indemnification agreement.

Under the Merger Agreement, the certificate of incorporation and bylaws of Savara, as the surviving corporation in the merger, shall contain provisions at least as favorable with respect to indemnification and elimination of liability for monetary damages as are presently set forth in the certificate of incorporation and bylaws of Savara, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Mast and Savara shall not be amended, repealed or otherwise modified for a period of six years’ time from the closing of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers, directors, employees or agents of Mast or Savara.

The Merger Agreement also provides that Mast will purchase an insurance policy, which maintains in effect for six years from the closing the current directors’ and officers’ liability insurance policies maintained by Mast, and Savara may purchase an insurance policy, which maintains in effect for six years from the closing the current directors’ and officers’ liability insurance policies maintained by Savara.

Limitations of Liability and Indemnification

In addition to the indemnification required in the amended and restated certificate of incorporation and amended and restated bylaws of Mast, Mast entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of the directors and officers of Mast for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Mast. Mast believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Stock Options, Restricted Stock and Warrants

As of December 31, 2016, an aggregate of 3,096,665 shares of Savara common stock were issuable upon the exercise of outstanding stock options under Savara’s Stock Option Plan, an aggregate of 992,563 Savara Restricted Shares were outstanding under Savara’s Stock Option Plan and an aggregate of 415,851 shares of Savara capital stock were issuable upon the exercise of outstanding warrants.

At the effective time of the merger, each option to purchase Savara common stock that is outstanding and unexercised immediately prior to the effective time of the merger under Savara’s Stock Option Plan (each, a “Savara Option”), whether vested or not vested, will be converted into and become an option to purchase Mast common stock (each, a “Mast Option”) and each Mast Option may be exercised solely for shares of Mast common stock. The number of shares of Mast common stock subject to each Mast Option will be determined by multiplying (i) the number of shares of Savara common stock that were subject to the underlying Savara Option by (ii) the exchange ratio, with the resulting number rounded down to the nearest whole number of shares of Mast common stock. The per share exercise price for the Mast common stock subject to such Mast Option will be determined by dividing (i) the per share exercise price of the underlying Savara Option by (ii) the exchange ratio, with the resulting number rounded up to the nearest whole cent.

At the effective time, each share of Savara common stock that is unvested and outstanding immediately prior to the effective time of the merger under Savara’s Stock Option Plan (each, a “Savara Restricted Share”) will be exchanged for a restricted share of Mast (each, a “Mast Restricted Share”) and each Mast Restricted Share will have, and be subject to, the same terms and conditions (including vesting terms) set forth in Savara’s Option Plan and applicable Savara Restricted Share agreements relating thereto, as in effect immediately prior to the effective time of the merger. The number of Mast Restricted Shares that will be exchanged for an award of Savara Restricted Shares will equal the number of Savara Restricted Shares outstanding subject to such award immediately prior to the effective time of the merger multiplied by the exchange ratio, with the result rounded down to the nearest whole number of shares of Mast common stock.

At the effective time of the merger, each warrant to purchase Savara common stock that is outstanding and unexercised immediately prior to the effective time of the merger (each, a “Savara Warrant”), will be converted into and become a warrant to purchase Mast common stock (each, a “Mast Warrant”) and each Mast Warrant may be exercised solely for shares of Mast common stock. The number of shares of Mast common stock subject to each Mast Warrant will be determined by multiplying (i) the number of shares of Savara common stock that were subject to the underlying Savara Warrant by (ii) the exchange ratio, with the resulting number rounded down to the nearest whole number of shares of Mast common stock. The per share exercise price for the Mast common stock subject to such Mast Warrant will be determined by dividing (i) the per share exercise price of the underlying Savara Warrant by (ii) the exchange ratio, with the resulting number rounded up to the nearest whole cent.

Form of the Merger

The Merger Agreement provides that at the effective time, Merger Sub will be merged with and into Savara. Upon the consummation of the merger, Savara will continue as the surviving corporation and will be a wholly owned subsidiary of Mast.

In connection with the merger, assuming Mast Proposal No. 3 is approved by Mast stockholders at the Mast special meeting, Mast will be renamed “Savara Inc.” and expects to trade on the NYSE MKT under the symbol “SVRA.”

Merger Consideration

At the effective time of the merger:

•	each share of Savara capital stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 41 pre-split shares of Mast common stock,

•	each Savara Option will be assumed by Mast and will become an option to purchase shares of Mast common stock; and

•	each warrant to purchase shares of Savara capital stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Mast and will become a warrant to purchase shares of Mast common stock.

Immediately after the merger, based on the exchange ratio, it is expected that Savara stockholders, warrantholders and optionholders will own approximately 77% of the fully-diluted common stock of Mast with Mast stockholders and optionholders holding approximately 23% of the fully-diluted common stock of Mast. The exchange ratio is determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement, and the 41 pre-split figure and percentage ownership figures are estimates.

There will be no adjustment to the total number of shares of Mast common stock that Savara stockholders will be entitled to receive for changes in the market price of Mast common stock. Accordingly, the market value of the shares of Mast common stock issued pursuant to the merger will depend on the market value of the shares of Mast common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Mast common stock will be issuable pursuant to the merger to Savara stockholders. Instead, each Savara stockholder who would otherwise be entitled to receive a fraction of a share of Mast common stock, after aggregating all fractional shares of Mast common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded down to the nearest whole cent, without interest, determined by multiplying such fraction by the average closing price of a share of Mast common stock as quoted on the NYSE MKT for the ten consecutive trading days ending with the second to last trading day immediately preceding the date the merger becomes effective.

The Merger Agreement provides that, as soon as practicable after the effective time of the merger, Mast will deposit with Mast’s transfer agent or another reputable bank or trust company reasonably acceptable to Savara (the “Exchange Agent”), (i) non-certificated shares of Mast common stock represented by book-entry representing the shares of Mast common stock issuable to the Savara stockholders and (ii) a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, as soon as reasonably practicable after the effective time of the merger, Mast will cause the Exchange Agent to mail to each record holder of Savara capital stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Savara stock certificates for non-certificated shares of Mast common stock. Upon surrender of a Savara stock certificate for exchange to the Exchange Agent, together with a duly signed letter of transmittal and such other documents as the Exchange Agent or Mast may reasonably require, the Savara stock certificate surrendered will be cancelled and the holder of the Savara stock certificate will be entitled to receive the following:

•	non-certificated shares of Mast common stock represented by book-entry equal to the number of whole shares of Mast common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of Mast common stock.

At the effective time of the merger, all holders of certificates representing shares of Savara common stock or Savara preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Savara. In addition, no transfer of Savara common stock or Savara preferred stock after the effective time of the merger will be registered on the stock transfer books of Savara. From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Savara common stock or Savara preferred stock will be deemed to represent only the right to receive shares of Mast common stock, and cash in lieu of any fractional share of Mast common stock.

If any Savara stock certificate has been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying the Exchange Agent, Mast and Savara as the surviving corporation against any claim suffered by such parties related to the lost, stolen or destroyed certificate.

If any shares of Savara capital stock outstanding immediately prior to the effective time of the merger are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other similar agreement, then the shares of Mast common stock issued in exchange for such shares of Savara capital stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the book-entry representing such shares of Mast common stock may accordingly be marked with appropriate legends.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the stockholders of Savara and the approval by the Mast stockholders of the issuance of Mast common stock, the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting (i) the proposed Reverse Stock Split and (ii) the name change from “Mast Therapeutics, Inc.” to “Savara Inc.” The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Mast and Savara and specified in the certificate of merger. Neither Mast nor Savara can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Mast must comply with applicable federal and state securities laws and the rules and regulations of the NYSE MKT in connection with the issuance of shares of Mast common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Mast and Savara intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Mast and Savara will use its reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Mast or Savara to, take any action, fail to take any action, or cause any action to be taken which would reasonably be expected to cause the merger to fail to qualify as a reorganization under Section 368(a) of the Code. For a description of certain of the considerations regarding U.S. federal tax consequences of the merger, see the section entitled “Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger” below.

Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger

In the opinion of each of DLA Piper LLP (US), counsel to Mast, and WSGR, counsel to Savara, the following is a discussion of the material U.S. federal income tax consequences of the merger applicable to U.S.

Holders (as defined below) who exchange their Savara common stock for Mast common stock in the merger, but does not purport in any manner to be a complete or otherwise material analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion and the opinions of counsel referred to below are based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) in effect as of the date of the merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Savara common stock.

This discussion assumes and is limited to U.S. Holders who hold their Savara common stock and will hold their shares of Mast common stock received in exchange therefor, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is an overview of certain potential tax treatment and does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Savara common stockholder. In addition, it does not address consequences relevant to holders of Savara common stock that are subject to particular U.S. or foreign tax rules, including, without limitation:

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Savara common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons who are not U.S. Holders;

•	banks, insurance companies, and other financial institutions;

•	mutual funds, real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	partnerships, other entities or arrangements treated as partnerships for U.S. federal income tax purposes, and other pass-through entities (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Savara common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Savara common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons who hold Savara common stock as “qualified small business stock” pursuant to Section 1202 of the Code;

•	persons holding Savara common stock who exercise dissenters’ rights; and

•	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Savara common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Holders of Savara common stock that are not U.S. Holders may have different U.S. federal income tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the merger to them under U.S. and non-U.S. tax laws.

If an entity treated as a partnership for U.S. federal income tax purposes holds Savara common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Savara common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the merger under U.S. federal non-income, state, local and non-U.S. tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, (i) transactions in which Savara preferred stock is converted to Savara common stock and (ii) the tax consequences to holders of options, warrants or similar rights to purchase Savara common stock.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Considerations of the Merger

The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus/information statement is a part, DLA Piper LLP (US) will deliver to Mast and WSGR will deliver to Savara opinions that the statements under the caption “The Merger — Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger” constitute the opinions of DLA Piper LLP (US) and WSGR, respectively.

In rendering their opinions, counsel will assume that the statements and facts concerning the merger set forth in this proxy statement/prospectus/information statement and in the Merger Agreement, are true and accurate in all respects, and that the merger will be completed in accordance with this proxy statement/prospectus/information statement and the Merger Agreement. Counsels’ opinions will also assume the truth and accuracy at the completion of the merger of certain representations and covenants as to factual matters made by Mast, Savara and Merger Sub in tax representation letters provided to counsel, which will be delivered on the effective date of this proxy statement/prospectus/information statement. Moreover, counsels’ opinions will be based on certain factual assumptions, including the assumption that, if any Savara shareholders dissent from the merger, the aggregate number of dissenting shares they hold and the aggregate amount of cash paid to them will not equal or exceed such number and amount as would cause the merger to fail to constitute a reorganization. In addition, the tax opinions will be based on the law in effect on the date of the opinions and will assume that there will be no change in applicable law between such date and the time of the merger. If any of these assumptions is inaccurate, the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

Completion of the merger is not conditioned upon the delivery of any additional opinions from counsel dated as of the closing date that the merger, or any other determinations as of such date, that the merger will qualify as a “reorganization.” In addition, no ruling from the IRS has been or will be requested in connection with the merger with respect to the tax treatment. Opinions of counsel do not bind the courts or the IRS, nor will they preclude the IRS from adopting a position contrary to those expressed in the opinions. Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the tax consequences to U.S. Holders of Savara common stock will be as follows:

•	a U.S. Holder will not recognize gain or loss upon the exchange of Savara common stock for Mast common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Mast common stock as described below;

•	a U.S. Holder’s aggregate tax basis for the shares of Mast common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Savara common stock surrendered upon completion of the merger;

•	the holding period of the shares of Mast common stock received by a U.S. Holder in the merger will include the holding period of the shares of Savara common stock surrendered in exchange therefor; and

•	a U.S. Holder who receives cash in lieu of a fractional share of Mast common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share.

Capital gains or losses recognized in the merger as described above generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Savara common stock surrendered in the merger is more than one year as of the effective date of the merger. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, are currently subject to taxation at preferential rates. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Savara common stock and Mast common stock, stockholders who acquired different blocks of Savara common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

A Savara stockholder will be required to retain records pertaining to the merger. Each U.S. Holder who owned, immediately before the merger, at least one percent (by vote or value) of the total outstanding stock of Savara is required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the names and employer identification numbers of Mast and Savara, the date of the merger, the stockholder’s tax basis in, and the fair market value of, such stockholder’s Savara common stock surrendered in the merger.

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of Savara common stock for Mast common stock equal to the difference between the fair market value, at the time of the merger, of the Mast common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Savara common stock surrendered in the merger. Such gain or loss would be long-term capital gain or loss if the Savara common stock was held for more than one year at the time of the merger. In such event, the tax basis of Mast common stock received in the merger would equal its fair market value at the time of the merger and the holding period of such Mast common stock would commence the day after the merger. Savara stockholders are urged to consult their own tax advisors regarding the possibility of the merger failing to qualify as a reorganization and the tax consequences of such event.

Information Reporting and Backup Withholding

Certain stockholders may be subject to information reporting and backup withholding (currently at a rate of 28%) in connection with the merger. Certain persons, including corporations, are exempt from backup withholding but may be required to demonstrate such status by providing appropriate documentation. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against such stockholder’s U.S. federal income tax liability provided that the required information is properly furnished by the Savara stockholder in a timely manner to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. U.S. HOLDERS OF SAVARA STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

National Securities Exchange Listing

Mast common stock currently is listed on NYSE MKT under the symbol “MSTX”. Mast has agreed to use commercially reasonable efforts to maintain its existing listing on NYSE MKT and to obtain approval for listing on NYSE MKT of the shares of Mast common stock that Savara stockholders will be entitled to receive pursuant to the merger. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that Mast must have caused the shares of Mast common stock to be issued in the merger to be approved for listing on NYSE MKT.

Prior to consummation of the merger, Mast intends to file an initial listing application for the combined company with the NYSE MKT or another national securities exchange. Mast anticipates that its common stock will be listed on the NYSE MKT or such other national securities exchange following the closing of the merger under the trading symbol “SVRA.”

Anticipated Accounting Treatment

The merger will be treated by Mast as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Savara is considered to be acquiring Mast in this transaction. Management of Mast and Savara have made a preliminary estimate of the purchase price calculated as described in Note 1 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are recorded at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Mast that exist as of the date of completion of the transaction.

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the merger is completed, Savara stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Mast common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding a Savara stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Savara stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Savara will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Savara capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Savara within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Savara of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Savara capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Savara Inc., 900 S. Capital of Texas Highway, Las Cimas IV, Suite 150, Austin, Texas 78746, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of shares of Savara capital stock. ALL DEMANDS MUST BE RECEIVED BY SAVARA WITHIN TWENTY (20) DAYS AFTER THE DATE SAVARA MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Savara capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Savara capital stock.

To be effective, a demand for appraisal by a holder of shares of Savara capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Savara. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

If you hold your shares of Savara capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Savara. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Savara capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Savara, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In

Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Savara capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Mast, Savara or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Mast and Merger Sub, on the one hand, and Savara, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Mast and Savara do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Mast or Savara, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Mast and Merger Sub, and Savara and are modified by the disclosure schedules.

General

Under the Merger Agreement, Victoria Merger Corp., or Merger Sub, a wholly owned subsidiary of Mast formed by Mast in connection with the merger, will merge with and into Savara, with Savara surviving as a wholly owned subsidiary of Mast.

Merger Consideration

Immediately prior to the effective time of the merger, each share of Savara preferred stock outstanding at such time will be converted into shares of Savara common stock at a ratio determined in accordance with the Savara certificate of incorporation then in effect. At the effective time of the merger,

•	each share of Savara capital stock issued and outstanding immediately prior to the effective time of the merger (excluding shares of Savara capital stock (i) held in the treasury of Savara, (ii) held by Mast or any direct or indirect wholly owned subsidiary of Savara or Mast immediately prior to the effective time of the merger or (iii) for which such holder has properly demanded appraisal) will be converted into and represent the right to receive a number of shares of validly issued, fully paid and non-assessable shares of Mast common stock equal to the exchange ratio, described below;

•	each Savara Option will be assumed by Mast and will become an option, subject to vesting, to purchase that number of shares of the common stock of Mast multiplied by the exchange ratio (and rounding the resulting number down to the nearest whole share), at an exercise price equal to the per share exercise price of such Savara Option divided by the exchange ratio (and rounding the resulting number up to the nearest whole cent);

•	each award of Savara Restricted Shares will be assumed by Mast and will become an award of a number of restricted shares of Mast, subject to vesting, determined by multiplying the number of Savara Restricted Shares subject to the award by the exchange ratio (and rounding the resulting number down to the nearest whole share); and

•	each Savara Warrant will be assumed by Mast and will become a warrant to purchase that number of shares of the common stock of Mast multiplied by the exchange ratio (and rounding the resulting number down to the nearest whole share), at an exercise price equal to the per share exercise price of such Savara Warrant divided by the exchange ratio (and rounding the resulting number up to the nearest whole cent).

No fractional shares of Mast common stock will be issuable pursuant to the merger to Savara stockholders. Instead, each Savara stockholder who would otherwise be entitled to receive a fraction of a share of Mast common stock, after aggregating all fractional shares of Mast common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded down to the nearest whole cent, without interest, determined by multiplying such fraction by the average of the closing prices of a share of Mast common stock as quoted on NYSE MKT for the ten (10) consecutive trading days ending with the second to last trading day immediately preceding the effective time of the merger.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate to the existing Savara securityholders (on a fully diluted basis) a percentage of the combined company based on the relative valuations of $115 million for Savara and $36.5 million for Mast.

The exchange ratio formula is the quotient obtained by dividing the Savara merger shares (as defined below) by the Savara fully-diluted outstanding shares, where:

•	Savara merger shares is the product determined by multiplying the post-closing Mast shares (as defined below) by the Savara allocation percentage (as defined below).

•	Savara fully-diluted outstanding shares is the total number of shares of Savara capital stock outstanding immediately prior to the effective time of the merger on an as-converted to common stock basis, assuming (i) the exercise of all Savara options and Savara warrants to purchase shares of Savara capital stock outstanding as of immediately prior to the effective time of the merger, (ii) the conversion of all shares of Savara preferred stock into shares of Savara common stock at the applicable conversation ratio as of the date of the consummation of the merger, (iii) the conversion of all shares of Savara restricted shares into restricted shares of Savara common stock, (iv) the conversion or exercise of all other securities convertible into or exercisable for shares of Savara capital stock, including all outstanding convertible promissory notes or other debt instruments convertible into Savara common stock, and (v) the issuance of any shares of Savara capital stock under any contract or arrangement pursuant to which Savara is obligated to issue such shares; provided, however, that all shares of Savara capital stock issued in connection with a permitted bridge financing will be excluded from such amount.

•	Post-closing Mast shares is the quotient determined by dividing the Mast fully-diluted outstanding shares by the Mast allocation percentage (as defined below).

•

Mast fully-diluted outstanding shares is the total number of shares of Mast common stock outstanding immediately prior to the effective time of the merger on an as-converted to common stock basis, including any such shares issued in a dilutive atm issuance (as defined in the section entitled “The Merger Agreement — Financing”), and after taking into account the effects of the Reverse Stock Split assuming, (i) the exercise of Mast warrants issued and outstanding as of the date of the merger agreement to purchase an aggregate amount of 15,273,818 shares of Mast common stock, subject to a proportionate reduction in any amount included in such 15,273,818 shares as may be purchased by Mast at the Determination Date (as defined below), (ii) the exercise of Mast options to purchase shares of Mast capital stock that will remain outstanding as of immediately following the effective time of the merger and that may continue to be exercisable on or after January 1, 2018, (iii) the exercise of all Mast options or Mast warrants or other securities convertible into or exercisable for shares of Mast capital stock issued after the date of the merger agreement and outstanding as of immediately prior to the effective time of the merger, (iv) the conversion or exercise of all other securities convertible into or exercisable for shares of Mast capital stock and (v) the issuance of any shares of Mast capital stock under any contract or arrangement pursuant to which Mast is obligated to issue such shares; provided, however, all shares of Mast capital stock issued in connection with a non-dilutive atm issuance (as defined below) or pursuant to terms of the agreement and plan of merger between Mast, SynthRx, Inc. and the other parties thereto, dated February 12, 2011, will be excluded from such amount.

•	Savara allocation percentage is sum of 100% minus the Mast allocation percentage.

•	Aggregate value is $151,500,000.

•	Mast allocation percentage is the quotient determined by dividing (i) the difference of $36,500,000 minus any net cash adjustment amount (as defined below), if any by (ii) the aggregate value.

The exchange ratio is subject to (i) upward adjustment to the extent that Mast’s net cash at the effective time of the merger is less than zero dollars ($0.00) (and as a result, Mast securityholders could own less, and Savara securityholders could own more, of the combined company) and (ii) adjustment to reflect the proposed Reverse Stock Split. No adjustment will be made to the exchange ratio in respect of any post-closing financing (as defined in the section entitled “The Merger Agreement — Financing”).

The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Mast common stock that Savara stockholders, optionholders and warrantholders will be entitled to receive for changes in the market price of Mast common stock. Accordingly, the market value of the shares of Mast common stock issued pursuant to the merger will depend on the market value of the shares of Mast common stock at the time of the merger, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Determination of Net Cash

Unless otherwise agreed to by the parties, Mast’s estimated net cash as of the anticipated closing will be calculated at least ten (10) calendar days before the closing date of the merger (the “Determination Date”). Following the final determination of Mast’s net cash as of the closing, Mast and Savara will issue a press release setting forth, among other things, the exchange ratio as of the anticipated date of the closing of the merger. Mast and Savara agree to work together in good faith to agree upon the estimated net cash as of the closing, provided, however, that in the event they are unable to reach an agreement as of the Determination Date, the closing of the merger could be delayed.

Under the merger agreement, Mast’s “net cash” is defined as Mast’s and Mast’s subsidiaries’ (i) unrestricted cash, cash equivalents and short term marketable securities, minus (ii) Mast’s debt, excluding all but $1,771,000 of the amount of outstanding indebtedness that Mast owes to Hercules Technology III and L.P., Hercules Capital, Inc. (“Hercules”), minus (iii) any bonus, severance, change-in-control payments or similar payment obligations that become due or payable, or are planned with respect to, to any director, officer, employee or consultant of Mast or its subsidiaries in connection with the merger relating to terminations of service prior to the effective time of the merger (unless paid prior to such time), minus (iv) all payroll, employment or other withholding taxes incurred by Mast and its affiliates in connection with the merger or otherwise, minus (v) all accrued taxes and other liabilities and accounts payable determined in a manner consistent with the manner in which such items have been historically determined and reflected in Mast’s financial statements (without duplication of any items otherwise accounted for in the definition of Net Cash), minus (vi) if Mast has not secured a subtenant for its office space providing for payment by such subtenant at subtenant market rental rates prior to the effective time of the merger, $250,000, minus (vii) Mast’s transaction costs in connection with the merger (unless paid prior to the effective time of the merger or otherwise accounted for in the definition of net cash), minus (viii) fees and expenses payable by Mast in the event the Mast and Savara have engaged an accounting firm to resolve a disagreement as to the net cash calculation minus (ix) the cash cost of repurchasing any shares, or any rights with respect to shares, of Mast capital stock, solely to the extent that Mast is obligated to purchase such shares or rights and the purchase price for such shares or rights has not been fully paid by Mast as of the Determination Date. Notwithstanding the foregoing, any of the items set forth in the preceding clauses (ii), (iii) and (v) will not be included in the calculation of net cash to the extent neither Mast nor any of its subsidiaries is or may become obligated to make payments in respect thereof prior to the one-year anniversary of the closing of the merger.

Mast’s net cash balance at the Determination Date is subject to numerous factors, many of which are outside of Mast’s control. Furthermore, the exchange ratio at the effective time of the merger will be subject to (i) upward adjustment to the extent that Mast’s net cash is less than zero dollars ($0.00) (and as a result, Mast securityholders could own less, and Savara securityholders could own more, of the combined company) and (ii) adjustment to reflect the proposed Reverse Stock Split, as described under “The Merger Agreement —Exchange Ratio.” No adjustment will be made to the exchange ratio in respect of any post-closing financing or in the event that Mast’s net cash exceeds zero dollars ($0.00).

Procedures for Exchanging Savara Stock Certificates

The Merger Agreement provides that, as soon as practicable after the effective time of the merger, Mast will issue and deposit with the Exchange Agent non-certificated shares of Mast common stock represented by book-entry issuable to the Savara stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, as soon as reasonably practicable after the effective time of the merger, the Exchange Agent will mail to each record holder of Savara capital stock a letter of transmittal and instructions for surrendering and exchanging the record holder’s Savara stock certificates for shares of Mast common stock. Upon surrender of a Savara stock certificate for exchange to the Exchange Agent, together with a duly signed letter of transmittal and such other documents as the Exchange Agent or Mast may reasonably require, the Savara stock certificate surrendered will be cancelled and the holder of the Savara stock certificate will be entitled to receive the following:

•	non-certificated shares of Mast common stock represented by book-entry that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of Mast common stock.

At the effective time of the merger, all shares of Savara capital stock outstanding immediately prior to the effective time of the merger will be cancelled and all holders of Savara capital stock that was outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Savara. In addition, the stock transfer books of Savara will be closed with respect to all shares of Savara capital stock outstanding immediately prior to the effective time of the merger and no transfer of any shares of Savara capital stock will be made after the effective time of the merger on such stock transfer books.

If any Savara stock certificate has been lost, stolen or destroyed, the Exchange Agent will, as a condition to the delivery of any shares of Mast common stock, require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Mast or the surviving corporation with respect to a lost, stolen or destroyed certificate.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Savara capital stock will be deemed to represent only the right to receive shares of Mast common stock and cash in lieu of any fractional share of Mast common stock. No dividends or distributions declared or made with respect to Mast common stock with a record date after the effective time of the merger will be paid to the holder of any unsurrendered certificate representing shares of Savara capital stock with respect to the shares of Mast common stock that such holder has the right to receive in the merger until such holder surrenders such certificate for exchange to the Exchange Agent.

Treatment of Savara Options and Savara Restricted Shares

At the effective time of the merger, each Savara Option, whether vested or not vested, will be converted into a Mast Option and each Mast Option may be exercised solely for shares of Mast common stock. Mast will assume the Savara Stock Option Plan. The number of shares of Mast common stock subject to each Mast Option will be determined by multiplying (i) the number of shares of Savara common stock that were subject to the underlying Savara Option by (ii) the exchange ratio, with the resulting number rounded down to the nearest whole number of shares of Mast common stock. The per share exercise price for the Mast common stock subject to such Mast Option will be determined by dividing (i) the per share exercise price of the underlying Savara Option by (ii) the exchange ratio, with the resulting number rounded up to the nearest whole cent.

Any restrictions on the exercise of assumed Savara Options will continue in full force and effect following the conversion and the term, exercisability, vesting schedules, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of the assumed Savara Options will generally remain unchanged; provided, that any Savara Options assumed by Mast may be subject to adjustment to reflect changes in Mast’s capitalization after the effective time of the merger and that the Mast Board or any committee thereof will succeed to the authority of the Savara Board with respect to each assumed Savara Option.

At the effective time, Savara Restricted Share will be exchanged for a Mast Restricted Share and each Mast Restricted Share will have, and be subject to, the same terms and conditions (including vesting terms) set forth in Savara’s Stock Option Plan and applicable Savara Restricted Share agreements relating thereto, as in effect immediately prior to the effective time of the merger. The number of Mast Restricted Shares that will be exchanged for an award of Savara Restricted Shares will equal the number of Savara Restricted Shares outstanding subject to such award immediately prior to the effective time of the merger multiplied by the exchange ratio, with the result rounded down to the nearest whole number of shares of Mast common stock.

Treatment of Savara Warrants

At the effective time of the merger, each Savara Warrant will be converted into a Mast Warrant and each Mast Warrant may be exercised solely for shares of Mast common stock. The number of shares of Mast common stock subject to each Mast Warrant will be determined by multiplying (i) the number of shares of Savara common stock that were subject to the underlying Savara Warrant by (ii) the exchange ratio, with the resulting number rounded down to the nearest whole number of shares of Mast common stock. The per share exercise price for the Mast common stock subject to such Mast Warrant will be determined by dividing (i) the per share exercise price of the underlying Savara Warrant by (ii) the exchange ratio, with the resulting number rounded up to the nearest whole cent.

Any restrictions on the exercise of assumed Savara Warrants will continue in full force and effect following the conversion and the term, exercisability, and other provisions of the assumed Savara Warrants will otherwise remain unchanged; provided, that any Savara Warrants assumed by Mast may be subject to adjustment to reflect changes in Mast’s capitalization after the effective time of the merger.

Directors and Executive Officers of Mast Following the Merger

Pursuant to the Merger Agreement, the Mast Board immediately after the effective time of the merger will consist of five members designated by Savara (the “Savara appointees”) and two independent directors designated by Mast, subject to the consent of Savara (with such consent not to be unreasonably withheld by Savara). Each current director of Mast that will no longer be a member of the Mast Board after the effective time of the merger will resign effective as of the effective time of the merger. From and after the effective time of the merger, the Mast Board will maintain an independent audit committee, and it is anticipated that the company appointees, together with the independent directors designated by Mast, will allow the Mast Board to comply with the requisite independence requirements and all applicable securities laws. Each new director of Mast that was not a member of the Mast Board immediately before the effective time of the merger will enter into an indemnification agreement with Mast within fifteen (15) days of their respective appointment. It is anticipated that the Mast Board will include the following Savara appointees, Robert Neville, Nevan Elam, Richard J. Hawkins, Yuri Pikover and Joseph S. McCracken as well as Matthew Pauls and David A. Ramsay, both of whom were appointed by Mast. Effective as of the effective time of the merger, Savara will direct the Mast Board to appoint each of the following as officers of Mast:

Name	Title
Robert Neville	Chief Executive Officer
Taneli Jouhikainen	President and Chief Operating Officer
David Lowrance	Chief Financial Officer

Amendments to the Amended and Restated Certificate of Incorporation of Mast

Stockholders of record of Mast common stock on the record date for the Mast special meeting will also be asked to approve the amendment to the amended and restated certificate of incorporation of Mast to (i) effect the proposed Reverse Stock Split and (ii) change the name of the corporation from “Mast Therapeutics, Inc.” to “Savara Inc.” in connection with the merger, each of which requires the affirmative vote of holders of a majority of the outstanding common stock on the record date for the Mast special meeting.

Conditions to the Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the effective time of the merger, of various conditions, which include the following:

•	the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceedings seeking a stop order;

•	there must not have been any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger that is in effect, and there must not be any proceeding brought by any administrative agency or commission or other governmental body or instrumentality, domestic or foreign, seeking any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger that is pending, and there must not have been any action taken, or any statute, rule, regulation, or order enacted, entered, enforced or deemed applicable to the merger, which makes the consummation of the merger illegal;

•	the holders of a majority in voting power of the outstanding shares Savara preferred stock on the applicable record date, voting together as one class, and the holders of a majority in voting power of the outstanding shares of all Savara capital stock must have adopted the Merger Agreement and approved the merger, and the holders of a majority of the outstanding shares of Mast common stock must have approved the merger, the issuance of Mast common stock in the merger and the amended and restated certificate of incorporation of Mast, including for purposes of effectuating the Reverse Stock Split;

•	the shares of Mast common stock to be issued in the merger must have been approved for listing on NYSE MKT (subject to official notice of issuance); and

•	any waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, must have expired or been terminated.

In addition, the obligation of Mast to effect the merger is also subject to the satisfaction or waiver of certain conditions, including the following:

•

the (i) representations and warranties of Savara in the Merger Agreement with respect to its capital structure and authorization must be true and correct in all material respects and as of the closing date of the merger, with the same force and effect as if made on and as of the closing date of the merger, except for those representations and warranties which address matters only as of a particular date (which must be true and correct in all material respects as of such date) and (ii) representations and warranties of Savara in the Merger Agreement, other than those with respect to its capital structure and authorization, must be true and correct in all respects on and as of the closing date of the merger, with the same force and effect as if made on and as of the closing date of the merger, expect for those representations and warranties which address matters only as of a particular date (which must be true and correct in all material respects as of such date), or contain inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a material adverse effect, provided that for purposes of clause (ii), all “material adverse effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Savara in the Merger Agreement will be disregarded. The merger and the transactions contemplated in connection with the merger does not constitute a breach of Savara’s representations and warranties with respect to its capital structure;

•	Savara must have performed or complied with in all material respects its agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the merger;

•	since the date of the Merger Agreement, there must not have been any change, occurrence or circumstance in the business, results of operations or financial condition of Savara or any subsidiary of Savara that (i) prevents Savara from consummating the merger or (ii) had, individually or in the aggregate, a material adverse effect on the business, financial condition, operations or result of operations of Savara or its subsidiaries taken as a whole that is continuing, provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred a material adverse effect on Savara:

•	conditions generally affecting the industries in which Savara or its subsidiaries participate, or the United States or global economy or capital markets as a whole (only to the extent that, individually or in the aggregate, such effects do not have a disproportionate impact on Savara and its subsidiaries taken as a whole);

•	any failure by the Savara or any of its subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (however, any effect causing or contributing to such failures to meet projections or predictions may, if not otherwise to be disregarded pursuant to the terms of the Merger Agreement, constitute a material adverse effect and may be taken into account in determining whether a material adverse effect has occurred);

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof (only to the extent that, individually or in the aggregate, such effects do not have a disproportionate impact on Savara and its subsidiaries taken as a whole); or

•	any changes (after the date of the Merger Agreement) in GAAP or applicable laws (only to the extent that, individually or in the aggregate, such effects do not have a disproportionate impact on Savara and its subsidiaries taken as a whole).

•	Mast must have received written resignations from each resigning member of the board of directors of Savara and each of its subsidiaries;

•	holders of no more than five percent (5%) of the shares of Savara capital stock on an as-converted to common stock basis have demanded and not lost or withdrawn appraisal rights; and

•	Savara must have effected a conversion of its preferred stock into common stock immediately prior to the effective time of the merger.

In addition, the obligation of Savara to complete the merger is further subject to the satisfaction or waiver of certain conditions, including the following:

•	the (i) representations and warranties of Mast and Merger Sub in the Merger Agreement with respect to their capital structure and authorization must be true and correct in all material respects on and as of the closing date of the merger, with the same force and effect as if made on and as of the closing date of the merger, except for those representations and warranties which address matters only as of a particular date (which must be true and correct in all material respects as of such date) and (ii) representations and warranties of Mast and Merger Sub in the Merger Agreement, other than those with respect to their capital structure and authorization, must be true and correct in all respects on and as of the closing date of the merger, with the same force and effect as if made on and as of the closing date of the merger, expect for those representations and warranties which address matters only as of a particular date (which must be true and correct in all material respects as of such date), or contain inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a material adverse effect, provided that for purposes of clause (ii), all “material adverse effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Mast and Merger Sub in the Merger Agreement will be disregarded;

•	Mast and Merger Sub must have performed or complied with in all material respects its agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the merger;

•	since the date of the Merger Agreement, there must not have been any change, occurrence or circumstance in the business, results of operations or financial condition of Mast or any subsidiary of Mast that (i) prevents Mast or Merger Sub from consummating the merger or (ii) had, individually or in the aggregate, a material adverse effect on the business, financial condition, operations or result of operations of Mast or its subsidiaries taken as a whole, that is continuing, provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred a material adverse effect on Mast:

•	conditions generally affecting the industries in which Masts participates, or the United States or global economy or capital markets as a whole (only to the extent that, individually or in the aggregate, such effects do not have a disproportionate impact on Savara and its subsidiaries taken as a whole);

•	changes in the trading price or trading volume of Mast common stock (however, any effect causing or contributing to such changes in the trading price or trading volume of mast common stock may if not otherwise to be disregarded pursuant to the Merger Agreement, constitute a material adverse effect and may be taken into account in determining whether a material adverse effect has occurred);

•	any failure by the Mast or any of its subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (however, any effect causing or contributing to such failures to meet projections or predictions may, if not otherwise to be disregarded pursuant to the terms of the Merger Agreement, constitute a material adverse effect and may be taken into account in determining whether a material adverse effect has occurred);

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof (only to the extent that, individually or in the aggregate, such effects do not have a disproportionate impact on Mast and its subsidiaries taken as a whole); or

•	any changes (after the date of the Merger Agreement) in GAAP or applicable laws (only to the extent that, individually or in the aggregate, such effects do not have a disproportionate impact on Mast and its subsidiaries taken as a whole).

•	Savara must have received written resignations from each resigning member of the Mast Board and each of its subsidiaries, with such resignation to be effective as of the effective time of the merger;

•	each of the Savara appointees has been elected to the Mast Board;

•	the Reverse Stock Split must have become effective; and

•	unless otherwise agreed to between Mast and Savara, Mast must have amended that certain Loan and Security Agreement, dated August 11, 2015, amended by the First Amendment thereto dated September 28, 2015, the Second Amendment thereto dated December 31, 2015, the Third Amendment thereto dated February 25, 2016, and the Fourth Amendment thereto dated July 22, 2016, by and between Hercules Technology III and L.P., Hercules Capital, Inc. and Mast (the “Hercules Agreement”) in accordance with the terms mutually agreed to by Mast and Savara.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Mast and Savara for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	capital structure;

•	financial statements, undisclosed liabilities and with respect to Mast, documents filed with the SEC and the accuracy of information contained in those documents;

•	absence of material changes or events;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	liabilities;

•	regulatory compliance, permits and restrictions;

•	tax matters;

•	inapplicability of anti-takeover statutes;

•	employee benefit plans;

•	insurance;

•	compliance with legal requirements;

•	legal proceedings and orders;

•	authority to enter into the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	transactions with affiliates;

•	votes required for adoption of the Merger Agreement, approval of the merger and approval of the proposals that will come before the Mast special meeting;

•	except as otherwise specifically identified in the Merger Agreement, the fact that the consummation of the merger would not contravene organizational documents, applicable laws or require the consent of any third party;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	with respect to Savara, labor matters;

•	with respect to Savara, environmental matters;

•	with respect to Savara, its ability to bid on government contracts;

•	with respect to Savara, the availability and accuracy of its books and records;

•	with respect to Mast, that it is not a shell company;

•	with respect to Mast, the opinion of its financial advisor, ROTH Capital Partners, LLC that the exchange ratio is fair to Mast from a financial point of view;

•	with respect to Mast, the truth, accuracy and completeness of its representations or warranties in the Merger Agreement and the information contained in its disclosure schedule to the Merger Agreement;

•	with respect to Mast, the valid issuance in the merger of the Mast common stock; and

•	the truth, accuracy and completeness of the information supplied by the parties in this Proxy Statement/Prospectus/Information Statement.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Mast and Savara to complete the merger.

No Solicitation

Each of Mast and Savara agreed that, except as described below, Mast and Savara will not, and will not authorize or permit any of their respective subsidiaries or any of their respective controlled affiliates, officers, directors, employees, partners, attorneys, accountants, advisors, agents or representatives of such parties or of any such party’s subsidiaries or other controlled affiliates to, directly or indirectly:

•	solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any “acquisition proposal,” as defined below, or take any action that would reasonably be expected to lead to an acquisition proposal;

•	furnish any nonpublic information regarding it to any Person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal;

•	approve, endorse or recommend an acquisition proposal; or

•	enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to an acquisition transaction.

An “acquisition proposal” means any offer, proposal or indication of interest contemplating or which would reasonably be interpreted to be lead to the contemplation of an “acquisition transaction,” as defined below.

An “acquisition transaction” means the following:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Savara (or its subsidiaries) or Mast (or its subsidiaries) is a constituent corporation, (ii) in which a person or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of

Savara (or its subsidiaries) or Mast (or its subsidiaries), or (iii) in which Savara (or its subsidiaries) or Mast (or its subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such entity (other than as contemplated under the Merger Agreement);

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Savara (or its subsidiaries) or Mast (or its subsidiaries; or

•	any liquidation or dissolution of any of Savara (or its subsidiaries) or Mast (or its subsidiaries).

However, before obtaining the applicable Mast or Savara stockholder approvals required to adopt the Merger Agreement, each party may furnish nonpublic information regarding such party and its respective subsidiaries to, may enter into discussions with, or facilitate or cooperate with the submission of an acquisition proposal made by any person in response to any such acquisition proposal, that after consultation with a financial advisor and outside legal counsel, such party’s board of directors determines in good faith is, or would reasonably be expected to result in a “superior offer,” as defined below, (and is not withdrawn) if:

•	such acquisition proposal did not result from a breach of the no solicitation provisions of the Merger Agreement described above;

•	such party’s board of directors concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors to comply with its fiduciary duty obligations to its stockholders under applicable legal requirements;

•	at least two business days prior to furnishing any information or entering into discussions with a third party, such party must (i) give the other party written notice of the identity of the third party, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of that party’s intention to furnish information to, or enter into discussions with such third party and (ii) such party must receive from the third party an executed confidentiality agreement on terms no less favorable to such party than those in the confidentiality agreement between Mast and Savara, with such new confidentiality agreement to contain customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on or behalf of such party (as well as customary “standstill” provisions if Mast is the party entering into a new confidentiality agreement with the third party); and

•	substantially contemporaneous with furnishing of any information to a third party, such party furnishes the same information to the other party to the extent not previously furnished. Notwithstanding the non-solicitation provisions of the Merger Agreement described above, Savara is permitted to take, or refrain from taking, any action described above to the extent any such action is taken in connection with or view a view towards consummating a post-closing financing or refinancing, and no such action or omission will be deemed a violation of the non-solicitation provisions of the Merger Agreement.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 15% in the definition of acquisition proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement and (b) the terms of which the board of directors of either Mast or Savara, as applicable, determines, in its reasonable judgment after consulting in good faith with an independent financial advisor and its outside legal counsel, to be more favorable to its stockholders from a financial point of view than the terms of the merger, as well as the likelihood of the consummation thereof, which consideration shall include whether any financing is or may be required to consummate the transaction contemplated by such proposal, and whether such financing is committed and is reasonably capable of being obtained by the applicable offeror.

The Merger Agreement also provides that each party will promptly (and in no event later than 24 hours after receipt of any acquisition proposal, any inquiry or indication of interest that could lead to an acquisition proposal or any request for nonpublic information) advise the other orally and in writing of any acquisition proposal, any inquiry or indication of interest that could lead to an acquisition proposal or any request for nonpublic information relating to such party or its subsidiaries (including the identity of the third party making or submitting such acquisition proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any third party between the date of the Merger Agreement and the consummation of the merger. Each party will keep the other informed on a prompt basis in all material respects with respect to the status of any such acquisition proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

The Merger Agreement provides that each party must have immediately ceased and caused to be terminated any discussions that existed at the date the Merger Agreement was signed with any third party that related to any acquisition proposal and such party must have promptly requested from each third party that executed a confidentiality agreement in connection with its consideration of making an acquisition proposal prior to the date of the Merger Agreement to return or destroy all confidential information concerning Savara or Mast, as applicable, or any of their subsidiaries, as applicable, and promptly terminated all physical and electronic data access previously granted to such third party.

Meetings of Stockholders

Mast is obligated under the Merger Agreement to take all action necessary under applicable legal requirements to call, give notice of and hold a special meeting of its stockholders to vote on the merger, the issuance of Mast common stock in the merger, the proposed amendment and restatement of the amended and restated certificate of incorporation of Mast, including for purposes of effectuating the Reverse Stock Split. The Mast special meeting will be held as promptly as practicable, but in any event, within forty-five days after the effective date of the registration statement on Form S-4.

If on a date preceding the date on which or the date on which the Mast special meeting is scheduled, Mast reasonably believes that (i) it will not receive proxies sufficient to obtain the requisite stockholder approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Mast common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Mast special meeting, Mast may (or will, at the Savara’s direction) postpone or adjourn, or make one or more successive postponements or adjournments of, the Mast special meeting as long as the date of the Mast special meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. In the event that during the five business days prior to the date that the Mast special meeting is then scheduled to be held, Mast delivers a notice of an intent to make a Mast change in recommendation, Savara may direct Mast to recess or adjourn the Mast special meeting for up to five business days and Mast must promptly, and in any event no later than the next business day, recess or adjourn the Mast special meeting in accordance with the Savara’s direction. In addition, in the event the Mast special meeting is scheduled to occur less than two business days after the publication of the announcement of the exchange ratio, Mast may, or Savara may direct Mast to, recess or adjourn the Mast special meeting until the date such that the meeting would be held on the date that is two business days following the publication of the announcement of the exchange ratio (in each case to the extent Savara or Mast believes in good faith that such recess or adjournment is required by applicable legal requirements or the rules of NYSE MKT).

Savara is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient for purposes of (i) adopting the Merger Agreement and approving the merger and all other transactions contemplated by the Merger Agreement, (ii) acknowledging that such approval given is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL, (iii) acknowledging that by its approval of the merger such stockholder is not entitled to appraisal rights with respect to its shares in connection with the merger and thereby waives any rights to receive payment of the fair value of its Savara capital stock under

Delaware Law and (iv) providing for the conversion of all Savara preferred stock into Savara common stock immediately prior to, and contingent upon the occurrence of, the effective time of the merger (clauses (i) though (iv) collectively, the “Savara stockholder matters”) no later than 11:59 pm on the date that is one business day prior to the special meeting of Mast stockholders to approve the merger. Stockholders of Savara that execute written consents approving the Savara stockholder matters may revoke such consent until 11:59 pm on the date that is one business day prior to the special meeting of Mast stockholders to approve the merger.

Covenants; Conduct of Business Pending the Merger

Savara agreed that to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, and in substantially the same manner as conducted previously. Savara also agreed that, subject to certain limited exceptions, without the written consent of Mast, it will not, and will not permit its subsidiaries to do any of the following during the period prior to closing of the merger:

•	amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise; sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Merger Agreement: any capital stock or other security (except for options or common stock issued to Savara employees, officers, or directors pursuant to the Savara Stock Option Plan or shares of Savara common stock issued upon the valid exercise of options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Savara capital stock (other than pursuant a repurchase right in favor of Savara with respect to unvested shares at no more than cost);

•	incur any indebtedness or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an encumbrance over any assets (except (i) for sales of assets in the ordinary course of business and in a manner consistent with past practice; (ii) for dispositions of obsolete or worthless assets or (iii) in connection with a post-closing financing or permitted bridge financing;

•	(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries (except pursuant to any contract to which Savara or one of its subsidiaries is a party as of the date of the Merger Agreement), or propose to do any of the foregoing;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any Savara intellectual property rights (other than in the ordinary course of business consistent with past practice);

•

(i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, in each case with an individual value in excess of $100,000; (ii) enter into or amend any material terms of any material contract or grant any release or relinquishment of any material rights under any material contract, with new obligations or losses of rights in excess of $750,000 (with written notice provided by Savara to Mast prior to amending or entering into any such material contract with new obligations or losses of rights in excess of $500,000); (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by any of the foregoing;forgive any loans to any person, including its employees, officers, directors or affiliates

(provided that the conversion or settlement of any indebtedness of Savara or one of its subsidiaries into or for equity securities of Savara or one of its subsidiaries will not be deemed a forgiveness of such indebtedness);

•	take any action, other than as required by applicable legal requirements or GAAP, to change accounting policies or procedures;

•	make or change any material tax election inconsistent with past practices; adopt or change any tax accounting method; settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

•	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice;

•	enter into any material partnership arrangements, joint development agreements or strategic alliances, other than in connection with a post-closing financing or refinancing; or

•	initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case where Savara and its subsidiaries are claiming, or would be reasonably likely to receive or become obligated for a liability, of more than $100,000 individually.

Mast agreed that to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, and in substantially the same manner as conducted previously. Mast also agreed that, subject to certain limited exceptions, without the written consent of Savara, it will not, and will not permit its subsidiaries to do any of the following during the period prior to closing of the merger:

•	except for the amendment and restatement of its amended and restated certificate of incorporation to effect the proposed Reverse Stock Split, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise, or form any subsidiary);

•	except for contractual commitments in place at the time of the Merger Agreement, sell, issue or grant, or authorize the issuance of: any capital stock or other security (except for Mast common stock issued upon the valid exercise of outstanding employee Mast options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants, or rights, as the case may be, are outstanding on the date of the Merger Agreement);

•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Mast capital stock, other than as may be required by the Reverse Stock Split;

•	incur any indebtedness or sell, pledge, dispose of or create an encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets and (iii) any sale, lease, exchange, transfer, license, acquisition or disposition of any vepoloxamer assets of Mast or any related intellectual property rights to any third party outside the normal course of business, the terms of which are negotiated and consummated on a commercially reasonable, arms-length basis and which does not impose any post-closing indemnification or other material post-closing obligations upon Mast or any of its subsidiaries, including Savara following the closing of the merger);

•	accelerate, amend, or change the period (or permit any acceleration, amendment, or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be provided under Mast’s stock plan, contract, or the Merger Agreement, or as may be required by applicable legal requirements;

•

(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any contract to which Mast or one of its subsidiaries is a party as of the date of the Merger Agreement), or propose to do any of the foregoing;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any Mast’s intellectual property rights (other than non-exclusive licenses in the ordinary course of business consistent with past practice);

•	(i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, or allow any material property or assets to become subject to any encumbrance; (ii) enter into or amend any material terms of any material contract (other than solely to decrease any payment obligation of Mast or one of its subsidiaries) or grant any release or relinquishment of any material rights under any material contract, with new obligations or losses of rights in excess of $50,000 in the aggregate; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by any of the foregoing;

•	forgive any loans to any person, including its employees, officers, directors or affiliates (provide that the conversion or settlement of any indebtedness of Mast or one of its subsidiaries into or for equity securities of Mast or one of its subsidiaries shall not be deemed a forgiveness of such indebtedness);

•	(i) increase the wages, salary, commissions, fringe benefits, or other compensation or remuneration payable or to become payable to its directors, officers, employees, or consultants; (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer, employee, or consultant; (iii) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, change of control or other plan, agreement, trust, fund, policy, payment, benefit, or arrangement of or to any director, officer, consultant, or employee, except for bonus awards in the ordinary course of business consistent with base practice or bonus awards contingent upon the completion of the transactions or payments, including any severance, termination, or change of control payments, in compliance with any such agreement or plans existing as of the date of the Merger Agreement;

•	hire any directors, officers, employees or consultants or terminate any directors or officers;

•	take any action, other than as required by applicable legal requirements or GAAP, to change accounting policies or procedures;

•	make or change any material tax election inconsistent with past practices, adopt or change any tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

•	pay, discharge, satisfy, modify or renegotiate any claims or liabilities, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Mast, or payments, discharges or satisfactions made in the ordinary course of business and consistent with past practice;

•	enter into any material partnership arrangements, joint development agreements or strategic alliances;

•	accelerate the collection of, or otherwise modify Mast’s customary accounting or treatment of, any receivables outside the ordinary course of business consistent with past practice;

•	sell, assign, convey or fail to maintain or renew any Mast permits, licenses, authorizations, variances, exemptions, orders and approvals from governmental authorities which are necessary to the operation of the business of Mast and its subsidiaries taken as a whole;

•	initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case where Mast is claiming, or would be reasonably likely to receive or become obligated for a liability, of more than $100,000 individually;

•	after the parties agree to the calculation of net cash pursuant to the Merger Agreement, dispose of any assets or otherwise take any actions other than in the ordinary course of business consistent with past practice so as to cause the final calculation of net cash to differ materially from actual net cash as of the date of the closing of the merger; or

•	take any action that would cause Mast’s representation in the Merger Agreement that it is not a shell company to become inaccurate.

Regulatory Approvals

Mast and Savara agreed:

•	that each party would use its commercially reasonable efforts to file or otherwise submit, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental entity with respect to the merger and to submit promptly any additional information requested by any such governmental entity;

•	to prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the merger under any applicable foreign legal requirement relating to antitrust or competition matters; and

•	to respond as promptly as is practicable in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental entity in connection with antitrust or competition matters.

Access to Information

Mast and Savara agreed to:

•	provide reasonable access to the other party during the period prior to the closing of the merger, to such party’s properties, books, contracts, commitments and records (including tax records) and, during such period, to furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each will make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request; provided that each party reserved the right to withhold any information if access to such information would be reasonably likely to result in any such party forfeiting attorney-client privilege between it and its counsel with respect to such information;

•	promptly provide the other party with copies of: (i) all material operating and financial reports prepared by such party (or their respective their representatives), as applicable, for such party’s senior management; (ii) any written materials or communications sent by or on behalf of such party to its stockholders; (iii) any material notice, document or other communication sent by or on behalf of any of such party to any third party to any material contract, as applicable, or sent to such party by any third party to any material contract, as applicable, (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices); (iv) any notice, report or other document filed with or sent to any governmental entity in connection with the merger or any of the transactions contemplated thereby; and (v) any material notice, report or other document received from any governmental entity; and

•	keep such information confidential in accordance with the terms of the currently effective confidentiality agreement between the parties; provided that Savara may make disclosure of such information pursuant to the terms of the Merger Agreement, including in connection with a post-closing financing or refinancing (provided that any third party receiving such information shall be required to execute a non-disclosure agreement on customary terms with respect to any information disclosed in connection therewith).

Financing

Savara

The Merger Agreement contemplates that Savara may effect a permitted bridge financing, a post-closing financing or a refinancing.

A “permitted bridge financing” means the sale and issuance of debt or equity securities of Savara to former or existing stockholders or other investors or their respective affiliates that Savara or its subsidiaries in an amount not to exceed $10,000,000 without Mast’s prior written consent. Any shares of Savara capital stock issued, or issuable upon the conversion or exercise of any right or contract issued or entered into, in connection with a permitted bridge financing will not be included in the calculation of Savara fully diluted outstanding shares, and accordingly, any such shares issued or issuable in connection with a permitted bridge financing will not affect the calculation of Mast’s net cash or the exchange ratio.

A “post-closing financing” means any investment or financing by any third party which contemplates the sale or issuance of debt or equity securities of Mast or any of its subsidiaries (including securities convertible, exercisable or exchangeable into such debt or equity securities) contemporaneous with or following the consummation of the merger. Pursuant to the Merger Agreement, any such issuance in connection with a post-closing financing will not adjust the calculation of the exchange ratio.

A “refinancing” means the renegotiating and refinancing the terms of all or any portion of the aggregate indebtedness and other obligations of Mast under the Hercules Agreement (including all principal, prepayment premiums, penalties and any other fees and expenses required to satisfy such indebtedness and obligations, and all accrued interest or penalties on any of the foregoing, in each case, as of immediately prior to the closing of the Merger), which may or not include obtaining a new lender in order to replace any indebtedness outstanding and owed to Hercules, in each case effective on or after the effective time of the merger.

Prior to the effective time of the merger, Mast must use its commercially reasonable efforts, and must cause each its subsidiaries and representatives to use their respective commercially reasonable efforts, to cooperate as reasonably requested by Savara with any post-closing financing or refinancing. Mast must not, and Mast must use its commercially reasonable efforts to cause its subsidiaries and representatives not to intentionally or knowingly take any action to with respect to any third party in connection with a refinancing, post-closing financing or permitted bridge financing other than to the extent such action was reasonably requested to be taken by Savara consistent with the Merger Agreement.

All reasonable out of pocket costs and expenses incurred by Mast, its subsidiaries and representatives as a result of cooperating with Savara in connection with a refinancing, post-closing financing or permitted bridge financing will be Savara’s responsibility and will not otherwise reduce the Mast’s net cash.

Mast

The Merger Agreement permits Mast, pursuant to an “at the market” equity offering program, to sell up to an aggregate gross sales proceeds of $18 million from time to time, pursuant to the sales agreement by and between Mast and Cowen and Company, LLC as sales agent (such program, the “ATM program”).

The Merger Agreement contemplates that an issuance of shares of Mast common stock under the ATM program can be classified as either a dilutive atm issuance or a non-dilutive atm issuance.

A “dilutive atm issuance” means any issuance of shares of Mast common stock under the ATM program to the extent the proceeds of such issuance are required to be included in the calculation of Mast’s net cash in order for its net cash as of the effective time of the merger to not be less than zero dollars ($0.00).

A “non-dilutive atm issuance” means any issuance of shares of Mast common stock under the ATM program to the extent the proceeds of such sale are not required to be included in the calculation of Mast’s net cash in order for its net cash as of the effective time of the merger to not be less than zero dollars ($0.00).

To the extent any portion of an issuance or series of issuances of shares of Mast common stock under the ATM program could be characterized as either dilutive ATM issuances or non-dilutive ATM issuances as a result of the fungibility of the proceeds therefrom, shares of Mast common stock shall be allocated to the portion considered dilutive ATM issuances in the order of lesser proceeds-per-share to greater proceeds-per-share until, by including the proceeds received in respect of the shares so allocated in the calculation of Mast’s net cash would equal zero dollars ($0.00), after which point all other such shares of Mast common stock shall be considered non-dilutive ATM issuances.

Other Agreements

Mast and Savara agreed that:

•	from and after the effective time of the merger, Mast and the surviving corporation will fulfill and honor in all respects the obligations of Savara and Mast which existed prior to the date of the Merger Agreement to indemnify each of Savara and Mast’s present and former directors and officers, and their heirs, executors and assigns;

•	Savara may secure a “tail” policy on its existing directors and officers’ liability insurance policy for a period of six years;

•	Mast must secure a directors and officers’ liability “tail” policy on Mast’s existing directors and officers for a period of six years;

•	the parties will consult with each other before issuing any press release or otherwise making any public statements with respect to the merger and Merger Agreement and will not issue any such press release or make any such public statement without the prior consent of the other party, subject to certain exceptions;

•	each party must promptly notify the other party of any litigation brought, or threatened, against such party and/or members of its board of directors or any of its officers relating to the Merger Agreement and the transactions contemplated thereby, or otherwise, and must keep the other party informed on a reasonably current basis with respect to the status thereof. Each party must also give the other party the right to review and comment on all material filings or responses to be made by such party in connection with the foregoing and, no settlement shall be agreed to in connection with the foregoing without the other party’s prior written consent;

•

each party will give prompt notice to the other of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty contained in the Material Agreement to be untrue or inaccurate such that the conditions to closing applicable to such party would fail to be satisfied as of the closing of the merger, (ii) any failure of such party materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement such that the conditions to closing applicable to such party would fail to be satisfied as of the closing of the merger, (iii) with respect to mast, any issuances or sales under its ATM program to the extent Mast has a good faith belief that such issuance or sale will, or will be reasonably likely to, constitute, either in whole or in part, a non-dilutive ATM issuance; and (iv) whether any holder of shares of Mast capital stock or any security or other right convertible into or exercisable for shares of Mast capital stock has made any demand or request for the repurchase of any such share, security or right;

•	each party will give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the merger or other transactions contemplated by the Merger Agreement; (ii) any notice or other communication from any governmental entity in connection with the merger or other transactions contemplated by the Merger Agreement; (iii) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Savara material contract; and (v) any change that would be considered reasonably likely to result in a material adverse effect;

•	each party will cooperate in the preparation, execution and filing of all materials regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the with the merger and other transactions contemplated by the Merger Agreement that are required or permitted to be filed on or before the effective time of the merger;

•	Mast will file the amendment and restatement of its amended and restated certificate of incorporation (effecting the Reverse Stock Split and the name change from “Mast Therapeutics, Inc.” to “Savara Inc.”) with the Secretary of State of the State of Delaware to become effective immediately prior to the effective time of the merger;

•	to take all such steps as may be required (to the extent permitted under applicable legal requirements) to cause any acquisition of Mast common stock (including derivative securities with respect to such stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to mast, to be exempt under Rule 16b-3 under the Exchange Act;

•	Savara will obtain written consent of its stockholders to, effective upon the date of the closing of the merger, terminate the certain stockholder agreements;

•	if required by any warrant to purchase shares of Mast capital stock, Mast will deliver notice to the holders of such warrants with respect to the merger and the transactions contemplated by the Merger Agreement and the rights of the holders in connection therewith;

•	Mast will terminate, at Savara’s request, each Mast 401K plan or any other Mast employment plan related to medical, dental, life insurance or similar benefits, with such terminations to be effective as of the day immediately preceding the date of the closing of the merger or as soon as reasonably practicable after the consummation of the merger, as applicable;

•	the parties will use their respective reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), including by executing and delivering customary tax representation letters to Savara’s and/or Mast’s counsel, as applicable. None of the parties may take any actions, fail to take any actions, or cause any action to be taken which would reasonably be expected to prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code;

•	the parties will treat the merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant tax purposes, unless otherwise required;

•	prior to the closing of the merger, the parties must use commercially reasonable efforts to engage in discussions with Hercules regarding a renegotiated, refinancing or new written agreement or arrangement with Hercules related to the existing aggregate amount of all indebtedness and other obligations of Mast under the Hercules Agreement, including all principal, prepayment premiums, penalties and any other fees and expenses required to satisfy such indebtedness and obligations, and all accrued interest or penalties on any of the foregoing, in each case, as of immediately prior to the closing of the merger;

•	Mast must submit to the holders of Mast common stock at the Mast special meeting a proposal to approve and adopt the amendment and restatement of the amended and restated certificate of incorporation of Mast authorizing the Mast Board to effect a reverse stock split at a ratio to be mutually agreed upon by Mast and Savara of all shares of Mast common stock. Mast must cause the Reverse Stock Split to be implemented and take effect immediately prior to the effective time of the merger;

•	prior to the closing of the merger, Savara must deliver the Lock-up Agreement to each of its stockholders and must use its commercially reasonable efforts to cause its stockholders to enter into such Lock-up Agreement;

•	Mast will (i) to the extent required by the rules and regulations of NYSE MKT (A) prepare and submit to NYSE MKT an application for the listing of the shares of Mast common stock to be issued in the merger and use its reasonable commercial efforts to cause such shares to be approved for listing, (B) approve the Reverse Stock Split, and (C) approve the new NYSE MKT ticker symbol, and (ii) to the extent required by NYSE MKT Company Guide, file an initial listing for Mast common stock on NYSE MKT (the “NYSE MKT listing application”) and use its reasonable commercial efforts to cause such NYSE MKT listing application to be approved prior to the effective time of the merger; and

•	prior to the closing of the merger, Savara and Mast must use commercially reasonable efforts to engage in discussions with Duke University regarding a renegotiated, restructured or new written agreement or arrangement with Duke University related to that certain Investigator-Sponsored Clinical Study and Research Agreement between Aires and Duke University, dated March 3, 2016.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

1.	by mutual written consent of Savara and Mast duly authorized by each of their respective board of directors;

2.	by either Mast or Savara if the merger has not been consummated by July 6, 2017 (provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been a primary cause of the failure of the merger to occur on or before such date); provided, in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by July 6, 2017, then this right to terminate will not be available for an additional 60 days upon request of either party;

3.	by Mast or Savara if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission has issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

4.	by Mast if Savara did not obtain the written consent of a requisite number of its stockholders necessary to adopt the Merger Agreement and approve the merger and related matters by 11:59 pm on the date that is one business day prior to the special meeting of Mast stockholders to approve the merger, but this right to terminate the Merger Agreement will not be available to Mast (i) once Savara obtains such approval or (ii) if Mast’s failure to fulfill any obligation under the Merger Agreement was a primary cause of Savara’s failure to obtain the written consent of a requite number of its stockholders necessary to adopt the Merger Agreement and approve the merger and related matters;

5.

by Mast or Savara if the Mast special meeting has been held, and stockholders of Mast do not approve the merger or the issuance of Mast common stock in the merger at the Mast special meeting (including any adjournments and postponements thereof), but the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been a primary cause of the failure of the Mast stockholders to approve the merger or the issuance of Mast common stock in the merger at the Mast special meeting;

6.	by Savara, at any time prior to the approval by Mast’s stockholders of the merger and the issuance of the shares of Mast common stock pursuant in the merger, if:

•	the Mast Board fails to recommend that the stockholders of Mast vote to approve the merger, the issuance of Mast common stock or the amendment and restatement of the amended and restated certificate of incorporation of Mast, including for purposes of effectuating the Reverse Stock Split, or withdraws or modifies its recommendation;

•	Mast fails to include in this proxy statement/prospectus/information statement such recommendation;

•	Mast fails to hold the Mast special meeting within 60 days after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the SEC, seeking a stop order with respect to such registration statement, in which case such 60-day period will be tolled for the earlier of sixty days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending;

•	the Mast Board approves, endorses or recommends any acquisition proposal, as defined in the section entitled “The Merger Agreement — No Solicitation” in this proxy statement/prospectus/information statement;

•	Mast enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

•	a tender offer or exchange offer or similar transaction constituting an acquisition proposal with respect to Mast (other than a post-closing financing) has commenced, or the intention to commence such a transaction has been publicly announced by a third party, and within 10 days thereof the Mast Board fails to recommend that Mast’s stockholders reject such transaction and reaffirm its recommendation that Mast stockholders approve the merger, the issuance of Mast common stock or the amendment and restatement of the amended and restated certificate of incorporation of Mast, including for purposes of effectuating the Reverse Stock Split; or

•	Mast or any director, officer or agent of Mast willfully and intentionally breaches the no solicitation provisions set forth in the Merger Agreement (each of the above clauses is referred to as a Mast triggering event);

7.	by Mast, at any time prior to the adoption of the Merger Agreement by the stockholders of Savara if:

•	the Savara Board fails to recommend that the Savara stockholders vote to adopt and approve the Merger Agreement or withdraws or modifies its recommendation;

•	Savara fails to include in this proxy statement/prospectus/information statement such recommendation;

•	the Savara Board approves, endorses or recommends any acquisition proposal, as defined in the section entitled “The Merger Agreement — No Solicitation” in this proxy statement/prospectus/information statement;

•	Savara enters into any binding letter of intent or similar document or any contract relating to any acquisition proposal, other than a post-closing financing, refinancing, or confidentiality agreement permitted pursuant to the Merger Agreement;

•	a tender offer or exchange offer or similar transaction constituting an acquisition proposal with respect to Savara (other than a post-closing financing) has commenced, or the intention to commence such a transaction has been publicly announced by a third party, and within 10 days thereof the Savara Board fails to recommend that Savara’s stockholders reject such transaction and reaffirm its recommendation that Savara stockholders adopt and approve the Merger Agreement; or

•	Savara or any director, officer or agent of Savara willfully and intentionally breaches the no solicitation provisions set forth in the Merger Agreement (each of the above clauses is referred to as an Savara triggering event);

8.	by Mast if Savara has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Savara has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of such particular breach or inaccuracy unless such or inaccuracy remains uncured as of the tenth business day following the date Mast delivers written notice to Savara of such breach or inaccuracy and its intention to terminate the Merger Agreement pursuant to this provision; provided that no termination may be made pursuant to this provision solely as a result of failure Savara to receive the requisite approval of its stockholders to adopt and approve the Merger Agreement; and

9.	by Savara if Mast has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Mast has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of such particular breach or inaccuracy unless such or inaccuracy remains uncured as of the tenth business day following the date Savara delivers written notice to Mast of such breach or inaccuracy and its intention to terminate the Merger Agreement pursuant to this provision; provided that no termination may be made pursuant to this provision solely as a result of failure of Mast to receive the requisite approval of its stockholders to approve the merger, the issuance of Mast common stock or the amendment and restatement of the amended and restated certificate of incorporation of Mast, including for purposes of effectuating the Reverse Stock Split.

Termination Fee

Fee payable by Mast

Mast must pay Savara a termination fee of $1.8 million if:

•	(i) the Merger Agreement is terminated pursuant to clauses 2, 5 and 9 above, (ii) at any time before such termination and before the Mast special meeting an acquisition proposal with respect to Mast has been publicly announced, disclosed or otherwise communicated to Mast’s board of directors or to Mast’s stockholders generally and (iii) within nine months after the date of such termination, Mast enters into a definitive agreement with respect to any acquisition transaction or consummates an acquisition transaction as defined above in the section entitled “The Merger Agreement — No Solicitation,” (with all references to 15% in the definition of acquisition transaction being treated as references to 50%); or

•	Savara terminates the Merger Agreement pursuant to clause 6 above.

Mast must reimburse Savara for all reasonable fees and expenses incurred by Savara in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $250,000, if:

•	the Merger Agreement is terminated by Savara pursuant to clauses 5 or 9 above; or

•	the Merger Agreement is terminated by Mast pursuant to clauses 2 or 5 above, but only if at such time Savara would have been permitted to terminate the Merger Agreement pursuant to clauses 5 or 9 above.

If Savara is entitled to reimbursement for expenses and the $1.8 million termination fee, Mast’s liability is capped at $1.8 million and in no event will Mast be required to pay Savara any amount in excess of $1.8 million in the event of termination of the Merger Agreement.

Fee payable by Savara

Savara must pay Mast a termination fee of $2.5 million if:

•	(i) the Merger Agreement is terminated pursuant to clauses 2, 4 and 8 above, (ii) at any time before such termination and before the earlier of the Mast special meeting or the delivery by Savara of the written consent of the requisite number of its stockholders necessary to adopt and approve the Merger Agreement by 11:59 pm on the date that is one business day prior to the special meeting of Mast stockholders to approve the merger, an acquisition proposal with respect to Savara has been publicly announced, disclosed or otherwise communicated to Savara’s board of directors or to Savara’s stockholders generally and (iii) within nine months after the date of such termination, Savara enters into a definitive agreement with respect to any acquisition transaction or consummates an acquisition transaction as defined above in the section entitled “The Merger Agreement — No Solicitation,” (with all references to 15% in the definition of acquisition transaction being treated as references to 50%); or Mast terminates pursuant to clause 7 above.

Savara must reimburse Mast for all reasonable fees and expenses incurred by Mast in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $250,000 if:

•	the Merger Agreement is terminated by Mast pursuant to clauses 4 or 8 above; or

•	the Merger Agreement is terminated by Savara pursuant to clauses 2 or 4 above, but only if at such time Mast would have been permitted to terminate the Merger Agreement pursuant to clauses 4 or 8 above.

If Mast is entitled to reimbursement for expenses and the $2.5 million termination fee, Savara’s liability is capped at $2.5 million and in no event will Savara be required to pay Mast any amount in excess of $2.5 million in the event of termination of the Merger Agreement.

Amendment

The Merger Agreement may be amended by the parties at any time prior to the effective time of the merger, except that after the Merger Agreement has been adopted and approved by the stockholders of Mast or Savara, no amendment which by legal requirements requires further approval by the stockholders of Mast or Savara, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements

In order to induce Mast to enter into the Merger Agreement, Savara directors, officers and certain securityholders of Savara who beneficially own or control approximately 30% of Savara’s outstanding capital stock on an as-converted to common stock basis as of December 31, 2016 entered into voting agreements in favor of Savara pursuant to which, among other things, each of these securityholders agreed, solely in its capacity as a securityholder, to vote all of its shares of Savara capital stock, if any, in favor of the adoption of the Merger Agreement and the approval of the merger and the other transactions contemplated by the Merger Agreement, and any other matter that is reasonably necessary to facilitate the consummation of the merger and the other transactions contemplated by the Merger Agreement, against any “Acquisition Proposal,” as defined in the Merger Agreement (other than a post-closing financing, permitted bridge financing or refinancing), and against any other matter that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the merger or any of the transactions contemplated by the Merger Agreement. These securityholders also granted Savara an irrevocable proxy to their respective shares of Savara capital stock in accordance with the voting agreements, with such proxy to become effective solely in the event of any failure by such securityholders to act in accordance with their obligations under the voting agreement. These securityholders also agreed not to exercise any rights that they may have to demand appraisal with respect to their shares of Savara capital stock in connection with the merger.

Under the voting agreement, subject to certain exceptions, the securityholders also agreed not to sell or transfer Savara capital stock and securities held by them until the earliest of the termination of the Merger Agreement, the effective time of the merger or such date and time as designated by Savara in writing to such securityholders. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to whom any shares of Savara capital stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement.

In addition, in order to induce Savara to enter into the Merger Agreement, Mast executive officers and directors who beneficially own or control less than one percent of the outstanding shares of Mast common stock as of February 2, 2017 entered into voting agreements in favor of Mast pursuant to which, among other things, each of these persons agreed, solely in his or her capacity as a securityholder, to vote all of his or her shares of Mast capital stock, if any, in favor of the adoption of the Merger Agreement and the approval of the merger and the other transactions contemplated by the Merger Agreement, and any other matter that is reasonably necessary to facilitate the consummation of the merger and the other transactions contemplated by the Merger Agreement, against any “Acquisition Proposal,” as defined in the Merger Agreement, and against any other matter that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the merger or any of the transactions contemplated by the Merger Agreement. These securityholders also granted Mast an irrevocable proxy to their respective shares of Mast capital stock in accordance with these voting agreement, with such proxy to become effective solely in the event of any failure by such securityholders to act in accordance with their obligations under the voting agreement.

Under the voting agreement, subject to certain exceptions, the securityholders also agreed not to sell or transfer Mast capital stock and securities held by them until the earliest of the termination of the Merger Agreement, the effective time of the merger or such date and time as designated by Mast in writing to such securityholders. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to whom any shares of Mast capital stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement.

Lock-Up Agreements

Savara’s officers, directors and certain other stockholders of Savara and Mast’s executive officers and directors also entered into lock-up agreements, pursuant to which such securityholders agreed not to, except in limited circumstances, (i) offer, pledge, sell, contract to sell, sell any option or contract purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend any shares of Mast common stock or securities convertible into, exercisable or exchangeable for or that represent the right to receive Mast common stock whether then owned or thereafter acquired (the “Securities”), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, (iii) make any demanded for or exercise any right with respect to the registration of any Mast common stock or any security convertible into or exercisable or exchangeable for Mast common stock or (iv) publicly disclose the intention to do any of the foregoing (each such restriction, the “lock-up restrictions”).

The lock-up restrictions automatically terminate with respect to one-third of the Securities on each of (i) the six month anniversary of the date of the closing of the merger, (ii) the eight month anniversary of the date of the closing of the merger and (iii) the ten month anniversary of the date of the closing of the merger.

MATTERS BEING SUBMITTED TO A VOTE OF MAST STOCKHOLDERS

Mast Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger

At the Mast special meeting, Mast stockholders will be asked to approve the merger and the issuance of Mast common stock pursuant to the Merger Agreement. Immediately following the merger, it is expected that Savara stockholders, warrantholders and optionholders will own approximately 77% of the fully-diluted common stock of Mast, with existing Mast stockholders and optionholders holding approximately 23% of the fully-diluted common stock of Mast.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Mast common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote; Recommendation of Board of Directors

Presuming a quorum is present, the affirmative vote of the holders of a majority of the shares of Mast common stock having voting power present in person or represented by proxy at the Mast special meeting is required for approval of Mast Proposal No. 1. Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

THE MAST BOARD UNANIMOUSLY RECOMMENDS THAT THE MAST STOCKHOLDERS VOTE “FOR” MAST PROPOSAL NO. 1 TO APPROVE THE MERGER AND THE ISSUANCE OF MAST COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Mast Proposal No. 2: Approval of the Amendment and Restatement of the Amended and Restated Certificate of Incorporation of Mast Effecting the Reverse Stock Split

General

At the Mast special meeting, Mast stockholders will be asked to approve the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting a reverse stock split of the issued and outstanding shares of Mast common stock, in accordance with a ratio to be determined by mutual agreement of Mast and Savara, and approved by the Mast Board, within a range of one share of Mast common stock for every 50 to 70 shares of Mast common stock (or any number in between) (the “Reverse Stock Split”). Upon the effectiveness of the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the Reverse Stock Split, or the split effective time, the shares of Mast common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Mast stockholder will own one share of Mast common stock for each 50 to 70 shares of issued common stock (or some number in between as applicable) held by that stockholder immediately prior to the split effective time.

If the Mast stockholders approve the amendment and restatement of the amended and restated certificate of incorporation of Mast, Mast and Savara will mutually agree, subject to the determination of the Mast Board that it is in the best interests of Mast and its stockholders, whether to effect a reverse stock split and, if so, the number of shares of common stock within the stockholder-approved range (between 50 and 70 shares) which will be combined into one share of Mast common stock. The Mast Board believes that stockholder approval of this range of reverse split ratios (as opposed to approval of a single reverse split ratio) provides the Mast Board with appropriate flexibility to achieve the purposes of the reverse stock split and, therefore, is in the best interests of Mast and its stockholders. If Mast Proposal No. 2 is approved, Mast anticipates the Reverse Stock Split would become effective in connection with the closing of the merger.

The Mast Board may determine to effect the Reverse Stock Split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the merger and the issuance of shares of Mast common stock pursuant to the Merger Agreement.

The form of the amendment and restatement of the amended and restated certificate of incorporation of Mast to effect the Reverse Stock Split, as more fully described below, will effect the Reverse Stock Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Mast common stock or preferred stock.

Purpose

The Mast Board approved the proposal approving the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the Reverse Stock Split for the following reasons:

•	the Mast Board believes effecting the Reverse Stock Split is necessary to maintain the listing of the combined company’s post-merger common stock on a national securities exchange given the minimum share price requirement of the NYSE MKT and other national securities exchanges for initial listings, and to help avoid a delisting of Mast common stock in the future; and

•	a reverse stock split is also required to ensure that Mast will have a sufficient amount of authorized and unissued shares of common stock to consummate the merger;.

•	the Reverse Stock Split would bring the share price of the combined company to a level that is customary among successful companies listed on the major US stock exchanges;

•	the increased share price resulting from the Reverse Stock Split could broaden the pool of potential investors into the combined company by meeting the requirements of certain institutional investors who have internal policies prohibiting them from purchasing stocks below a certain minimum share price, and by meeting the requirements of certain financial advisors who have policies to discourage their clients from investing into such stocks; and

•	the increased share price resulting from the Reverse Stock Split could allow inclusion of the combined company’s common stock in certain biotech indices, and thereby allow investment in the combined company by certain index funds.

The Reverse Stock Split is necessary to ensure Mast will have a sufficient amount of authorized and unissued shares of common stock to consummate the merger. If the requisite stockholders of Mast approve the merger and the issuance of Mast common stock pursuant to the merger agreement but do not approve the Reverse Stock Split, Mast will not have a sufficient authorized amount of common stock to consummate the merger and will not be able to consummate the merger.

Potential Increased Investor Interest

On March 9, 2017, Mast common stock closed at $0.11 per share. An investment in Mast common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Mast Board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in an increase in the per share price of Mast common stock.

Mast cannot predict whether the Reverse Stock Split will increase the market price for Mast common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•	the market price per share of Mast common stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of Mast common stock outstanding before the Reverse Stock Split;

•	the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Reverse Stock Split will result in increased trading volume in Mast common stock;

•	the Reverse Stock Split will result in a per share price that will increase the ability of Mast to attract and retain employees; or

•	that Mast will otherwise meet the requirements of NYSE MKT or other national securities exchange.

The market price of Mast common stock will also be based on performance of Mast and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of Mast common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Mast may be greater than would occur in the absence of the Reverse Stock Split. Furthermore, the liquidity of Mast common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

Principal Effects of the Reverse Stock Split

The amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the Reverse Stock Split is set forth in Annex D to this proxy statement/prospectus/information statement.

The Reverse Stock Split will be effected simultaneously for all outstanding shares of Mast common stock. The Reverse Stock Split will affect all of the Mast stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Mast, except to the extent that the Reverse Stock Split results in any of the

Mast stockholders owning a fractional share. Common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Mast following the merger. The Reverse Stock Split will not affect Mast continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Mast stockholders approve the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the Reverse Stock Split, and if the Mast Board still believes that a Reverse Stock Split is in the best interests of Mast and its stockholders, Mast will file the amendment and restatement of the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Mast Board has determined to be the appropriate split effective time. The Mast Board may delay effecting the Reverse Stock Split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the Reverse Stock Split and/or corporate name change have been effected. Mast expects that the Mast transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Mast. In the event that Mast Proposal No. 3 is approved by Mast, the certificates reflecting the post-split shares will also reflect the change of the Mast corporate name to “Savara Inc.” No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NYSE MKT or other national securities exchange on the first trading day immediately following the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the Reverse Stock Split, stockholders will be approving the combination of every 50 to 70 shares of Mast common stock (or some number in between) into one share of Mast common stock.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Mast is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Mast or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Mast Board or contemplating a tender offer or other transaction for the combination of Mast with another company, the Reverse Stock Split proposal is not being proposed in response to any effort of which Mast is aware to accumulate shares of Mast common stock or obtain control of Mast, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Mast Board and stockholders. Other than the proposals being submitted to the Mast stockholders for their consideration at the Mast special meeting, the Mast Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Mast. For more information, please see the section entitled “Risk Factors — Risks Related to Mast’s Common Stock.”

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of the material U.S. federal income tax consequences of the Reverse Stock Split to holders of Mast common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of the merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Mast common stock.

This discussion is limited to holders who hold their Mast common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Mast common stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Mast common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Savara common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons who are not U.S. Holders;

•	banks, insurance companies, and other financial institutions;

•	mutual funds, real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	partnerships, other entities or arrangements treated as partnerships for U.S. federal income tax purposes, and other pass-through entities (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Savara common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Savara common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons who hold Savara common stock as “qualified small business stock” pursuant to Section 1202 of the Code;

•	persons holding Savara common stock who exercise dissenters’ rights; and

•	tax-qualified retirement plans.

This discussion is limited to holders of Mast common stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Mast common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Mast common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Mast common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the Reverse Stock Split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split, whether or not they are in connection with the Reverse Stock Split.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder of Mast common stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Mast common stock, as discussed below. A U.S. Holder’s aggregate tax basis in the shares of Mast common stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of the Mast common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Mast common stock), and such U.S. Holder’s holding period in the shares of Mast common stock received should include the holding period in the shares of Mast common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Mast common stock surrendered to the shares of Mast common stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders of shares of Mast common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder of Mast common stock that receives cash in lieu of a fractional share of Mast common stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Mast common stock surrendered that is allocated to such fractional share of Mast common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Mast common stock surrendered exceeded one year at the effective time of the Reverse Stock Split.

Information Reporting and Backup Withholding

A U.S. Holder of Mast common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the Reverse Stock Split. A U.S. Holder of Mast common stock will be subject to backup withholding if such holder is not otherwise exempt and such holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder of Mast common stock’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders of Mast common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Mast common stock having voting power outstanding on the record date for the Mast special meeting is required to approve the amendment and restatement of the amended and restated certificate of incorporation of Mast effecting the Reverse Stock Split of Mast common stock. Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

THE MAST BOARD UNANIMOUSLY RECOMMENDS THAT MAST STOCKHOLDERS VOTE “FOR” MAST PROPOSAL NO. 2 TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MAST EFFECTING THE REVERSE STOCK SPLIT.

Mast Proposal No. 3: Approval of Name Change

At the Mast special meeting, holders of Mast stock will be asked to approve the amendment and restatement of the amended and restated certificate of incorporation of Mast to change the name of the corporation from “Mast Therapeutics, Inc.” to “Savara Inc.” by filing the amendment and restatement of the amended and restated certificate of incorporation at the effective time of the merger. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Savara product candidates and product candidate pipeline following the consummation of the merger. Mast management believes that the current name will no longer accurately reflect the business of Mast and the mission of Mast subsequent to the consummation of the merger.

Required Vote; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Mast common stock having voting power outstanding on the record date for the Mast special meeting is required to approve the amendment and restatement of the amended and restated certificate of incorporation to change the name “Mast Therapeutics, Inc.” to “Savara Inc.” Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

THE MAST BOARD UNANIMOUSLY RECOMMENDS THAT MAST STOCKHOLDERS VOTE “FOR” MAST PROPOSAL NO. 3 TO APPROVE THE NAME CHANGE.

Mast Proposal No. 4: Advisory Non-Binding Vote on Merger-Related Executive Compensation Arrangements

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Mast provide stockholders with the opportunity to vote to approve, on a non-binding advisory vote basis, the payment of certain compensation that will or may become payable by Mast to its named executive officers in connection with the merger, as disclosed in the section titled “The Merger — Interests of the Mast Directors and Executive Officers in the Merger,” beginning on page 117 of this proxy statement/prospectus/information statement.

Upon the consummation of the merger, the combined company expects to terminate each Mast named executive officer without cause. Therefore, Mast is asking stockholders to indicate their approval of the compensation that will or may become payable by Mast to its named executive officers in connection with the merger and the associated termination of the named executive officers without cause upon the consummation of the merger. These payments are set forth in the section titled “The Merger — Interests of the Mast Directors and Executive Officers in the Merger—Golden Parachute Compensation,” beginning on page 120 of this proxy statement/prospectus/information statement, and the accompanying footnotes. In general, the severance agreements, equity awards and other arrangements pursuant to which these compensation payments may be made have previously formed a part of Mast’s overall compensation program for its named executive officers and previously have been disclosed to stockholders as part of Mast’s annual proxy statements or its other reports filed with the Securities and Exchange Commission. These severance agreements, equity awards and other arrangements were adopted and approved by the Mast Board, upon recommendation of its compensation committee, which is composed solely of non-employee directors, and are believed to be reasonable and in line with marketplace norms.

Accordingly, we are seeking approval of the following resolution at the special meeting:

“RESOLVED, that the stockholders of Mast Therapeutics, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Mast to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of the Mast Directors and Executive Officers in the Merger—Golden Parachute Compensation.”

Stockholders of Mast should note that this proposal is not a condition to completion of the merger, and as an advisory vote, the result will not be binding on Mast, its board of directors or the named executive officers. Further, the underlying severance agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated and Mast’s named executive officers are terminated in connection with the merger, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to the underlying severance agreements, equity awards and other arrangements Mast entered into with these named executive officers.

The affirmative vote of the holders of a majority of the shares of Mast common stock having voting power present in person or represented by proxy at the Mast special meeting is required to approve the non-binding advisory vote on merger-related executive compensation arrangements.

THE MAST BOARD UNANIMOUSLY RECOMMENDS THAT THE MAST STOCKHOLDERS VOTE “FOR” MAST PROPOSAL NO. 4 TO APPROVE, ON A NON-BINDING ADVISORY VOTE BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY MAST TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

Mast Proposal No. 5: Approval of Possible Adjournment of the Mast Special Meeting

If Mast fails to receive a sufficient number of votes to approve Mast Proposal Nos. 1, 2, 3 and 4, Mast may propose to adjourn the Mast special meeting, for a period of not more than 15 days, for the purpose of soliciting additional proxies to approve Mast Proposal Nos. 1, 2, 3 and 4. Mast currently does not intend to propose adjournment at the Mast special meeting if there are sufficient votes to approve Mast Proposal Nos. 1, 2, 3 and 4.

The affirmative vote of the holders of a majority of the shares of Mast common stock having voting power present in person or represented by proxy at the Mast special meeting is required to approve the adjournment of the Mast special meeting for the purpose of soliciting additional proxies to approve Mast Proposal Nos. 1, 2, 3 and 4.

THE MAST BOARD UNANIMOUSLY RECOMMENDS THAT THE MAST STOCKHOLDERS VOTE “FOR” MAST PROPOSAL NO. 5 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF MAST PROPOSAL NOS. 1, 2, 3 AND 4. EACH OF PROPOSAL NOS. 1, 2 AND 3 ARE CONDITIONED UPON EACH OTHER. THEREFORE, THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.

MAST BUSINESS

Mast is a biopharmaceutical company developing novel, clinical-stage therapies for serious or life-threatening diseases with significant unmet needs. Mast’s lead product candidate, AIR001, a sodium nitrite solution for inhalation via nebulization, is in Phase 2 clinical development for the treatment of heart failure with preserved ejection fraction, or HFpEF, also known as diastolic heart failure or heart failure with preserved systolic function. Data show there are approximately 5.7 million individuals with heart failure in the U.S. and that approximately 50% of patients hospitalized for heart failure have HFpEF. Enrollment is ongoing in three investigator-sponsored Phase 2 studies of AIR001 in patients with HFpEF being conducted at prestigious research institutions. Positive interim results from one of those studies were published in November 2016. Additionally, positive results from a completed Phase 2 study of AIR001 in patients with HFpEF were published in July 2016. Mast anticipates results from one of the ongoing studies, a multicenter, randomized, double-blind, placebo-controlled crossover Phase 2 study of AIR001 in HFpEF being conducted by the Heart Failure Clinical Research Network (known as the HFN) in the first quarter of 2018.

Previously, Mast’s vepoloxamer product candidate was in Phase 3 clinical development for treatment of vaso-occlusive crisis in patients with sickle cell disease and Phase 2 clinical development for treatment of heart failure with reduced ejection fraction, but, in September 2016, after the Phase 3 study failed to achieve its primary efficacy endpoint, Mast made the strategic decision to discontinue clinical development of vepoloxamer and wind down all of the clinical studies of that asset. Mast has since limited its development of vepoloxamer to an NIH grant-funded nonclinical study in ischemic stroke in order to focus its resources on AIR001’s development.

During the fourth quarter of 2016, Mast restructured its organization to better align its workforce with Mast’s revised operating plans, which include supporting three ongoing investigator-sponsored Phase 2 studies of AIR001 in patients with HFpEF and one Phase 1/2 study in patients with cystic fibrosis. Mast has reduced its full-time workforce by more than 70% since the beginning of the fourth quarter of 2016 to a total of six remaining positions.

AIR001

AIR001 is a sodium nitrite solution for intermittent inhalation via nebulization. Nitrite is a direct vasodilator and can be recycled in vivo to form nitric oxide (NO) independent of the classical NO synthase (NOS) pathway. Nitrite-mediated NO formation has several beneficial effects, including dilation of blood vessels and reduction of inflammation and undesirable cell growth. Generation of NO from sodium nitrite is not dependent upon endothelial function and is enhanced in the setting of tissue hypoxia and acidosis, conditions in which NOS activity typically is depressed. In experimental models, nitrite use has demonstrated improved remodeling both in the pulmonary vasculature and right ventricle. Hemodynamic effects include venodilation with reductions in right atrial pressures, pulmonary and systemic vasodilation with reductions in pulmonary vascular resistance and left atrial pressures, and improved cardiac relaxation. In addition, nonclinical studies have demonstrated that nitrite can stimulate mitochondrial biogenesis and mitochondrial fusion and decrease mitochondrial oxygen consumption through a mechanism distinct from that of NO, which may have additional effects to improve exercise tolerance in heart failure.

Mast obtained the AIR001 program through its acquisition of Aires Pharmaceuticals, Inc. in February 2014. Prior to the acquisition, AIR001 had been tested in more than 120 healthy volunteers and patients with various forms of pulmonary hypertension in three Phase 1 studies and one Phase 2 study and was generally well-tolerated. Data from the 29 patients with pulmonary arterial hypertension who enrolled in the Phase 2 study showed a trend toward improvements in hemodynamic parameters and change in exercise capacity from baseline, and AIR001 was generally well-tolerated, with no drug-related serious adverse events. In particular, levels of methemoglobin, which diminishes oxygen carrying capacity, remained normal (< 1.5%), distinguishing AIR001 from safety concerns associated with sodium nitrite injection, a commercially-available product for the treatment of acute cyanide poisoning that contains a black box warning for life-threatening hypotension and methemoglobin formation.

Rationale for Development of AIR001 in HFpEF

Mast is developing AIR001 for the treatment of patients with HFpEF. Data show that approximately 50% of patients hospitalized for heart failure have HFpEF and the prevalence of HFpEF is expected to increase as the population ages. To date, no pharmacologic agents have shown convincing evidence of efficacy in HFpEF and few interventions have been observed to improve symptoms or quality of life for HFpEF patients.

Patients with HFpEF suffer from dyspnea and fatigue with activity, limiting exercise tolerance. The pathophysiology of HFpEF is complex and includes left ventricular systolic and diastolic dysfunction, pulmonary vascular disease, endothelial dysfunction, and peripheral oxygen utilization abnormalities. In HFpEF patients, cardiac pressures are often normal at rest but elevated with minimal stress (exercise), creating a major barrier to treatment because interventions that reduce filling pressures during exercise also may reduce resting pressures, increasing vulnerability to hypotension. While HFpEF is a heterogeneous syndrome, which may explain the failure of clinical studies testing therapies that have shown efficacy in treating HFrEF, elevation in left ventricular (LV) filling pressures and pulmonary artery pressures during exercise has been a universal finding in HFpEF patients.

Evidence points to impaired nitric oxide-cyclic guanosine monophosphate (NO-cGMP) bioavailability as playing a central role in the abnormalities that limit exercise capacity in HFpEF patients. NO-cGMP levels can be increased using direct NO donors, such as the organic nitrates. However, organic nitrates have shown several shortcomings, including the development of tolerance, greater vulnerability to hypotension in patients with HFpEF, development of “pseudo-tolerance,” where chronic venodilation leads to renal sodium retention, and increases in oxidative stress resulting in endothelial dysfunction. Inorganic nitrite is an alternative strategy to restoring NO-cGMP levels. Notably, because generation of NO from nitrite is enhanced with tissue hypoxia and acidosis, as occur during exercise, it becomes most active at the time of greatest need for HFpEF patients.

Clinical Development in HFpEF

Mast has supported, or currently are supporting, four investigator-sponsored Phase 2 clinical studies of AIR001 in patients with HFpEF being conducted at prestigious research institutions.

Completed Phase 2 Study in Patients with HFpEF

In February 2016, Mast reported positive top-line results from a randomized, double-blind, placebo-controlled Phase 2a study of AIR001 in 30 patients with HFpEF referred to the catheterization laboratory for invasive exercise stress testing. Detailed results from the study were published in Circulation Research in July 2016 in an article entitled, “Inhaled Sodium Nitrite Improves Rest and Exercise Hemodynamics in Heart Failure With Preserved Ejection Fraction.” In the study, AIR001 showed statistically significant improvement for the pre-specified primary endpoint: change in pulmonary capillary wedge pressure (PCWP) at 20 Watts exercise after drug treatment relative to PCWP at 20 Watts exercise in the initial assessment prior to drug treatment, compared to placebo-treated patients. AIR001 also significantly lowered right atrial pressure and significantly improved pulmonary artery compliance. Study data show that nebulized inhaled AIR001 attenuates the hemodynamic derangements of cardiac failure that occur during exercise in HFpEF patients. AIR001 was generally well-tolerated, with no drug-related serious adverse events.

Phase 2 Study in Patients with PH-HFpEF

Enrollment is ongoing in an open-label Phase 2 study evaluating the effect of AIR001 delivered in a dose escalation manner on the change in cardiovascular hemodynamics in subjects with PH who undergo standard right heart catheterization. (ClinicalTrials.gov Identifier: NCT01431313) The study plans to enroll a total of approximately 50 subjects with pulmonary hypertension (PH). Approximately 20 of the subjects will have a diagnosis of PH associated with HFpEF. Subjects receive a first dose of 45 mg of nebulized inhaled AIR001, with one subsequent escalation dosage to 90 mg approximately 60 minutes after the first dose, based on safety and tolerability. During the study, right heart/pulmonary artery hemodynamics are measured continuously, and cardiac output is measured at 15 minute intervals, as well as noninvasive systemic blood pressure and pulse oximetry monitoring. Changes in hemodynamics and calculated pulmonary systemic vascular resistances, as well as pulmonary artery compliance will be performed utilizing standard formulas. The primary efficacy endpoint of the study is the change in pulmonary vascular resistance (PVR) from time zero and at 15, 30 and 45 minutes of nebulization.

Positive interim results from the study, including data on 10 of the 20 PH-HFpEF patients to be enrolled, were published in the Journal of Clinical Investigation in November 2016. Of the 36 subjects whose data was reviewed, 20 were diagnosed with World Health Organization (WHO) Group 1 pulmonary arterial hypertension (PAH) and on background PAH-specific therapy, 10 were diagnosed with PH-HFpEF (WHO Group 2 PH), and 6 were diagnosed with WHO Group 3 PH. In those 36 subjects, administration of nebulized inhaled AIR001 significantly decreased pulmonary, right atrial, and pulmonary capillary wedge pressures, and was most pronounced in the patients with PH-HFpEF. AIR001 administration also led to a substantial increase in pulmonary artery compliance, which was most pronounced in the patients with PH-HFpEF. AIR001 was generally well-tolerated; no significant safety concerns were identified, satisfying the primary safety outcome of the study. In addition, there were no significant decreases in peripheral oxygen saturation nor increases in methemoglobin levels above the stopping criteria of 5%.

In the 10 patients with PH-HFpEF, AIR001 administration resulted in significant overall decreases in right atrial pressure, pulmonary capillary wedge pressure, right ventricular systolic and diastolic, and pulmonary artery systolic, diastolic and mean pressures. Pulmonary capillary wedge pressure and mean pulmonary artery pressure decreased by 7.5 mm Hg (95%CI: -9.0, -6.0) and 7.9 mm Hg (95%CI: -9.4, -6.3), respectively (baseline median values 18 and 34 mm Hg, respectively). There was no significant change in transpulmonary gradient and a modest but significant increase in PVR. Pulmonary artery compliance increased by 35% (+0.97 mL/mm Hg, 95%CI: +0.25, +1.68; P = 0.008).

Further analysis of the dose effect of AIR001 found that most hemodynamics were affected in a dose dependent manner with the exception of pulmonary artery compliance. There was a significant dose effect on right atrial pressure, mean pulmonary artery pressure, and pulmonary capillary wedge pressure. Cardiac index decreased in a dose-dependent manner. The increase in pulmonary artery compliance was not dose related.

The interim data demonstrate that AIR001 can significantly lower right atrial pressures, pulmonary artery pressures, and pulmonary artery occlusion pressures, as well as improve pulmonary artery compliance and support further study in non-Group 1 PH patients.

Phase 2 INDIE-HFpEF Study

In 2016, AIR001 was selected by the Heart Failure Clinical Research Network (known as the HFN) for evaluation in a multicenter, randomized, double-blind, placebo-controlled crossover Phase 2 study in approximately 100 patients with HFpEF known as the Inorganic Nitrite Delivery to Improve Exercise Capacity in HFpEF study, or the INDIE-HFpEF study. The study began in the third quarter of 2016 and patient enrollment is ongoing. (ClinicalTrials.gov Identifier: NCT02742129) Results are expected in the first quarter of 2018. The study is being conducted with significant support from a grant awarded by the National Heart, Lung, and Blood Institute (NHLBI), part of the National Institutes of Health (NIH). Mast is providing test materials (AIR001 and placebo), drug delivery devices (nebulizers), regulatory and technical support, and some additional financial support.

The study is a randomized, double-blind, placebo-controlled crossover study to evaluate the effect of AIR001 on peak exercise capacity as assessed by cardiopulmonary exercise testing (CPET). Approximately 100 patients with a diagnosis of HFpEF will be enrolled across approximately 20 clinical centers in the United States that are part of the HFN. The primary efficacy endpoint is the peak oxygen consumption (VO2) after four weeks of treatment with nebulized inhaled AIR001 or placebo as assessed by CPET performed at peak drug levels. Secondary objectives include (i) submaximal activity tolerance chronically, (ii) quality of life, (iii) chronic filling pressures as assessed by echocardiography and natriuretic peptide levels, and/or (iv) ventilator efficiency or submaximal exercise capacity at peak drug levels, and evaluation of the safety and tolerability of AIR001.

The HFN is an NHLBI clinical research network. The primary goal of the HFN is to conduct multiple clinical trials to evaluate treatments and strategies to improve management of acute and chronic heart failure. The HFN provides a unique platform for collaborative research by bringing together many premier centers across North America. HFN is composed of nine Regional Coordinating Centers and their affiliated sites, whose investigators provide scientific leadership in the collaborative development of the HFN’s scientific agenda. The HFN is recognized for robust enrollment in heart failure clinical trials and high scientific productivity. The goal of partnering with HFN is to accelerate research and medical innovation, and provide early results that may improve public health.

Phase 2 INABLE-TRAINING Study

Enrollment is ongoing in a Phase 2 clinical study of AIR001 in patients with HFpEF known as the Inorganic Nitrite to Amplify the Benefits and Tolerability of Exercise Training study, or the INABLE-TRAINING study. (ClinicalTrials.gov Identifier: NCT02713126) This is a randomized, blinded, placebo-controlled, two-arm, parallel-group study in approximately 68 patients with HFpEF is evaluating AIR001’s potential to improve the clinical responses to and tolerability of exercise training (ET) in individuals with HFpEF. The primary endpoint of the study is the change in exercise capacity as measured by peak oxygen consumption (baseline to12 weeks).

All study subjects will undergo 12 weeks of ET. Subjects will be randomized to receive nebulized inhaled AIR001 three times daily or nebulized inhaled placebo (sodium chloride) three times daily during the study period and will wear accelerometry devices to track daily physical activity at home. After 12 weeks of ET as part of standard cardiac rehabilitation, study subjects will repeat the assessment of cardiovascular function and exercise capacity as performed at study entry to assess efficacy at a final visit.

The INABLE-TRAINING study has 2 aims. First, to determine whether treatment with inhaled AIR001 in addition to ET for 12 weeks improves exercise capacity and hemodynamic reserve in HFpEF. Expired gas analysis, inert gas (C2H2) rebreathe, and echocardiography will be performed during rest and exercise to measure oxygen consumption (VO2), CO, and hemodynamics before and after completion of 12 weeks of ET with inhaled NO2- vs ET with inhaled placebo. Second, to determine whether treatment with inhaled AIR001 in addition to ET for 12 weeks increases daily activity levels and quality of life (QOL), and reduces symptoms of effort intolerance during ET. Tolerability of ET will be assessed by Borg perceived effort and dyspnea scores. Large and small vessel endothelial function (brachial and digital arteries) and QOL will also be assessed. Secondary endpoints include cardiac output reserve, peak exercise workload, rest and exercise hemodynamics assessed by echocardiography, Borg dyspnea and fatigue scores recorded during ET, endothelial function assessed by tonometry and brachial artery flow mediated dilation, and QOL assessed by the Kansas City Cardiomyopathy Questionnaire.

Early Clinical Development

Prior to Mast’s acquisition of Aires in 2014, AIR001 had been tested in more than 120 healthy volunteers and patients with various forms of pulmonary hypertension in three Phase 1 studies and one Phase 2 study and was generally well-tolerated. Early studies investigated the maximal tolerated dose and potential drug-drug interactions with sildenafil. Additionally, Aires initiated enrollment in a 90-patient Phase 2 study of AIR001 in patients with PAH, which was prematurely terminated by Aires prior to Mast’s acquisition of the company due to Aires’ capital constraints. Data from the 29 patients who had enrolled in the study showed a trend toward improvements in hemodynamic parameters and change in exercise capacity from baseline and AIR001 was generally well-tolerated, with no drug-related serious adverse events. In particular, methemoglobin levels remained normal (< 1.5%).

Future Development in HFpEF

The primary efficacy endpoint of the INDIE-HFpEF study, change in aerobic capacity (peak VO2, as assessed by cardiopulmonary exercise testing (CPET)), has been correlated with other measures of improved exercise function such as six minute walk distance (6MWD) and survival. Secondary measures in that study include whether AIR001 improves submaximal activity as measured by accelerometry and quality of life on the Kansas City Cardiomyopathy Questionnaire score. Further, echocardiographic measurements on chronic filling pressures and whether AIR001 improves ventilator efficiency are being measured, all of which assessments will be utilized to plan further development of AIR001 in HFpEF.

After an informative NHLBI study, known as HF-ACTION, revealed supervised aerobic exercise showed a modest reduction in cardiovascular hospitalizations, mortality, and quality of life, the INABLE-TRAINING study, which is evaluating whether the combination of AIR001 and exercise training will improve exercise capacity (as measured by CPET), measures of exercise hemodynamics (measured echocardiographically) and quality of life, is expected to provide additional data to support the use of AIR001 to improve exercise capacity in patients with HFpEF.

Datasets from the ongoing Phase 2 studies, if supportive of further development of AIR001 in HFpEF patients, along with the completed toxicology studies and prior AIR001 human safety data, will be adequate for an end of Phase 2 meeting with the FDA to enter into discussion regarding a Phase 3 program in HFpEF.

AIR001 Phase 1/2 Clinical Study in Cystic Fibrosis Patients

An investigator-sponsored open-label Phase 1/2 study of nebulized inhaled AIR001 in adults with cystic fibrosis (CF) patients and airway infection with Pseudomonas aeruginosa (P. aeruginosa) was initiated in January 2017 and is being conducted at a prestigious research institution with funding from a grant award from a non-profit organization. The study will assess safety of nebulized inhaled AIR001 administered in a dose escalation manner. The study also aims to explore the effects of AIR001 on measures of lung function, exhaled airway nitric oxide, and reduction in bacterial burden. Sodium nitrite has demonstrated in vitro antimicrobial activity against P. aeruginosa and other airway pathogens, as well as the ability to disperse biofilms. If supportive, Mast believes data from this Phase 1/2 study would facilitate the design of a potential Phase 2 program to establish AIR001’s utility as an antimicrobial agent for P. aeruginosa and sensitizer to standard antibiotic therapies in CF patients.

Manufacturing

Mast does not have, and has not made plans to establish, its own manufacturing facilities. Mast meets its requirements for nonclinical and clinical trial material by establishing relationships with third-party manufacturers and other service providers to perform these services for it.

In the case of AIR001 clinical trial material, Mast has single-source, third-party suppliers of API and finished drug product and there are a limited number of manufacturers with the technical capabilities and desire to produce AIR001. In addition, AIR001 is a liquid formulation that is administered via nebulization and the proprietary nebulizer device currently validated for use in clinical studies of AIR001 is manufactured and supplied by a single third-party, Philips Respironics, Inc.

Mast may investigate manufacturing-related opportunities to enhance its proprietary position around AIR001, including those involving alternative drug product formulations and delivery systems.

In the case of vepoloxamer, following the negative results from the Phase 3 clinical study, Mast terminated its vepoloxamer-related manufacturing and supply agreements and currently Mast does not have any manufacturing capabilities for vepoloxamer.

In the future, establishing supply agreements, particularly with respect to commercial manufacturing and supply, may require Mast to agree to substantial investment in infrastructure, minimum volume requirements, exclusivity arrangements, and/or other restrictive or potentially costly terms. Mast’s alternatives may be limited due to the specialized nature of the technologies and methods used to manufacture its product candidates and, in the case of AIR001, the specialized and proprietary device needed for administration of its product candidate. In addition, if Mast seeks to make certain changes to the manufacturing process, including changing its sources of API starting material, API, or finished drug product, or to the drug delivery device, Mast may need FDA review and approval before a change can be implemented. Among other things, the FDA may require clinical, stability or other data for any product candidate manufactured with new materials or by new manufacturers, which data will take time and is costly to generate, and the delay associated with generating this data would increase Mast’s costs and may delay completion of development of a product candidate and/or its commercial launch or, once launched, Mast’s ability to meet market demand for the product.

Intellectual Property

To protect its proprietary compounds, Mast has implemented and will continue to pursue a multi-faceted approach that relies on a combination of patent protection, proprietary know-how, trade secrets, and data and market exclusivity. Mast seeks to establish and protect its proprietary rights through confidentiality, licensing and other agreements, including those with its contract manufacturers and drug inhalation delivery system supplier.

In the case of AIR001, Mast has filed for patent protection covering various methods of therapeutic use of inorganic nitrite, including the use of inhaled inorganic nitrite for treating HFpEF. Mast may also seek to obtain licenses to third party patents and other rights to the extent it determines they relate to potential therapeutic uses of AIR001. Additionally, Mast believes there is potential to establish exclusivity around the combination of AIR001 and its inhalation delivery system.

Mast is aware of a substantial number of patents issued and patent applications filed in its technical areas or fields, and Mast may want or determine that it needs to obtain licenses to patents or other rights owned by third parties. There is a risk that third parties may allege that they have patent rights encompassing Mast’s products or methods and no assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, that contain claims covering its product candidates or methods.

Mast cannot provide assurance that its pending patent applications will issue as patents, that any issued patents will provide the company with significant competitive advantages, or that the validity or enforceability of any of Mast’s patents will not be challenged or, if instituted, that these challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of Mast’s patents could be substantial. Furthermore, Mast cannot provide assurance that others will not independently develop similar technologies or methods, duplicate its technologies or methods, or design around the patented aspects of its products, technologies or methods. Mast can provide no assurance that its proposed technologies will not infringe patents or rights owned by others, licenses to which might not be available to the company.

In addition, the approval process for patent applications in different countries may differ significantly. The patent authorities in each country administer that country’s laws and regulations relating to patents independently of the laws and regulations of any other country and the patents must be sought and obtained separately, which can add substantial cost and expense. Further, a favorable outcome or approval in one country does not necessarily indicate that a favorable outcome or approval will be obtained in other countries.

Competition

The industries in which Mast operates (biopharmaceutical, specialty pharmaceutical, biotechnology and pharmaceutical) are highly competitive and subject to rapid and significant change. Mast may not be able to compete successfully against organizations with competitive products, particularly large pharmaceutical companies. Many of its potential competitors have greater clinical, regulatory, manufacturing, marketing, distribution, compliance and financial resources and experience than Mast.

Over the longer term, Mast’s ability, independently or otherwise, to successfully manufacture, market, distribute and sell any approved products, expand their usage or bring additional new products to the marketplace will depend on many factors, including, but not limited to, FDA and foreign regulatory agency approval of new products and of new indications for existing products, the efficacy and safety of Mast’s products (alone and relative to other treatment options), the degree of patent or other protection afforded to particular products, and reimbursement for use of those products.

Many other organizations are developing drug products and other therapies intended to treat the same diseases and conditions for which Mast’s product candidates are in development, and the success of others may render potential application of Mast’s product candidates obsolete or noncompetitive, even prior to completion of its development.

Mast is not aware of any pharmacologic therapy of proven benefit for patients with HFpEF. Therapies that have demonstrated efficacy in heart failure with reduced ejection fraction (HFrEF) have thus far failed to demonstrate improved outcomes in patients with HFpEF. A couple Phase 3 studies of Novartis’ LCZ696 in patients with HFpEF are underway, with estimated completion dates of May 2019 and July 2021, respectively. Mast is aware of other therapies under investigation in earlier stage clinical studies for the treatment of HFpEF. Mast also is aware of a non-surgical medical device being studied for treatment of HFpEF patients in the U.S., which device has received CE Mark approval in the European Union.

Should any therapy that receives approval prior to Mast’s product candidates become entrenched in the standard of care, the need for Mast’s product candidates may be diminished and/or such competing products may be difficult to displace. However, Mast believes that, as with HFrEF, there will be a need for a multimodal therapy approach to treating patients with HFpEF.

Government Regulation

Governmental authorities in the U.S. and other countries extensively regulate the testing, manufacturing, labeling and packaging, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of pharmaceutical products. In the U.S., the FDA, under the Federal Food, Drug and Cosmetic Act, or FDCA, and other federal statutes and regulations, subjects pharmaceutical products to rigorous review. If Mast does not comply with applicable requirements, Mast may be fined, the government may refuse to approve its marketing applications or allow us to manufacture or market its products, and Mast may be criminally prosecuted.

Mast and its third-party manufacturers, distributors and CROs may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act, the Health Insurance Portability and Accountability Act, privacy laws and import, export and customs regulations, as well as the laws and regulations of other countries.

FDA Approval Process

To obtain approval of a new drug product from the FDA, Mast must, among other requirements, submit data supporting its safety and efficacy, as well as detailed information on the manufacture and composition of the drug and proposed product labeling. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and Mast may encounter significant difficulties or costs in its efforts to obtain FDA approvals that could delay or preclude Mast from marketing its product candidates.

The process required by the FDA before a new drug may be marketed in the U.S. generally involves the following:

•	completion of nonclinical laboratory and animal testing performed in compliance with FDA regulations;

•	submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin and must be updated annually;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

•	submission of an NDA after completion of pivotal clinical trials;

•	a determination by the FDA within 60 days of its receipt of the NDA to file the NDA for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the API and finished drug product are produced and tested to assess compliance with current good manufacturing practices, or cGMP;

•	possible inspection of selected clinical sites to confirm compliance with good clinical practices, or GCP, requirements and data integrity; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug product in the U.S.

Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

The clinical investigation of an investigational new drug is generally divided into three phases that typically are conducted sequentially, but may overlap. The three phases are as follows:

•	Phase 1. Phase 1 includes initial clinical studies introducing an investigational new drug into humans, and may be conducted in patients or normal volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. The number of participants included in Phase 1 studies is generally in the range of 20 to 80.

•	Phase 2. Phase 2 includes the controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

•	Phase 3. Phase 3 studies are typically expanded trials, which may be controlled or uncontrolled (which refers to a study that does not have a control, or comparison, group). They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling and product approval. Phase 3 studies usually are conducted at geographically dispersed clinical study sites and include from several hundred to several thousand subjects.

A clinical study may combine the elements of more than one phase and the FDA generally requires two or more Phase 3 studies to support approval of a product candidate. A company’s designation of a clinical study as being of a particular phase is not necessarily indicative that the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA. In addition, a clinical study may contain elements of more than one phase notwithstanding the designation of the study as being of a particular phase.

A pivotal study is a clinical study that is believed to satisfy FDA requirements for the evaluation of a product candidate’s safety and efficacy such that it can be used, alone or with other pivotal or non-pivotal studies, to justify regulatory approval. Generally, pivotal studies are Phase 3 studies, but they may be Phase 2 studies if the study design provides a well-controlled and reliable assessment of clinical benefit, particularly in an area of unmet medical need.

Clinical trials must be conducted in accordance with the FDA’s good clinical practices, or GCP, requirements. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, generally must approve the clinical trial design and process for obtaining patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may continue based on access to certain data from the study at designated check points.

As a product candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA increases as clinical studies progress. Mast and the third-party manufacturers on which it relies for the manufacture of Mast’s product candidates and their respective components (including API) are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the product candidate is submitted to the FDA in the form of an NDA requesting approval to market the drug for one or more indications, together with payment of a significant user fee, unless waived. An NDA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, controls (CMC) and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the product candidate for its intended use to the satisfaction of the FDA. In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan drug designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. The FDA has 60 days after submission of an NDA to conduct an initial review to determine whether it is sufficient to accept for filing.

If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA sets a goal date by which it plans to complete its review. For a standard review, this goal date typically is 12 months from the date of submission of the NDA application. If the NDA application relates to an unmet medical need in a serious or life-threatening indication and is designated for priority review, the FDA’s goal date typically is eight (8) months from the date of NDA submission. However, PDUFA goal dates are not legal mandates and FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests, or the NDA sponsor otherwise provides, additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the NDA sponsor.

After the FDA evaluates the NDA and inspects manufacturing facilities where the drug product and/or its API will be produced, it will either approve commercial marketing of the drug product with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include Phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug.

If the FDA approves any of Mast’s product candidates, Mast will be required to comply with a number of post-approval regulatory requirements. Mast would be required to report, among other things, certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of Mast’s products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record keeping requirements. If Mast seeks to make certain changes to an approved product, such as certain manufacturing changes, Mast will need FDA review and approval before the change can be implemented. For example, if Mast changes the manufacturer of a product or its API, the FDA may require stability or other data from the new manufacturer, which data will take time and is costly to generate, and the delay associated with generating this data may cause interruptions in Mast’s ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA, Mast may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.

Mast relies on third parties for the manufacture of Mast’s clinical trial material and Mast expects to rely on third-party manufacturers to produce commercial quantities of Mast’s drugs, should they receive regulatory approval in the future. Future FDA, state and/or foreign governmental agency inspections may identify compliance issues at these third-party facilities that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Many of the foregoing could limit the commercial value of a product or require us to commit substantial additional resources in connection with the approval of an investigational drug. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Mast’s products under development.

Expedited Review Programs

Investigational drugs intended to treat serious or life-threatening conditions with unmet medical needs may be eligible for certain programs intended to expedite or facilitate the process for FDA review, such as the fast track and priority review designations. Fast track and priority review designations do not change the standards for FDA approval but may expedite the approval process.

Investigational drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the drug and the specific indication for which it is being studied. For a drug with fast track designation, the FDA may consider a “rolling review” of the NDA, meaning it may agree to review sections of the NDA on a rolling basis before the complete application is submitted, which could expedite the FDA’s review of the NDA. Fast track designation, however, does not guarantee that the FDA will agree to a rolling review of the NDA. An investigational drug is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an NDA for a drug product candidate designated for priority review in an effort to facilitate the review.

Pharmaceutical Pricing and Reimbursement

Sales of Mast’s products, if approved, will depend, in part, on the extent to which the costs of Mast’s products will be covered by third-party payers, such as government healthcare programs, private health insurers, managed healthcare providers, and other organizations. These third-party payers are increasingly challenging drug prices and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payers do not consider Mast’s products to be cost-effective compared to other therapies, they may not cover Mast’s products after approval as a benefit under their plans or, even if they do, the level of payment may not be sufficient to allow us to sell Mast’s products on a profitable basis. In the case of products administered in an inpatient hospital setting, a level of payment that is inadequate to cover the cost to hospitals of providing and administering Mast’s products to patients, could delay acceptance of or limit Mast’s ability to penetrate the markets for Mast’s products.

Significant uncertainty exists as to the reimbursement status for newly approved drug products, including coding, coverage and payment. Sales of any products for which Mast obtains marketing approval will depend in part on coverage and adequate payment from third-party payers. There is no uniform policy requirement for coverage and reimbursement for drug products among third-party payers in the United States, therefore coverage and reimbursement for drug products can differ significantly from payer to payer. The coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of Mast’s products to each payer separately, with no assurance that coverage and adequate payment will be applied consistently or obtained. The process for determining whether a payer will cover and how much it will reimburse a product may be separate from the process of seeking approval of the product or for setting the price of the product. Even if reimbursement is provided, market acceptance of Mast’s products may be adversely affected if the amount of payment for Mast’s products proves to be unprofitable for healthcare providers or less profitable than alternative treatments or if administrative burdens make Mast’s products less desirable to use. Third-party payer reimbursement to providers of Mast’s products, if approved, may be subject to a bundled payment that also includes the procedure of administering Mast’s products. To the extent there is no separate payment for Mast’s product(s), there may be further uncertainty as to the adequacy of reimbursement amounts.

Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drug products have been a focus in this effort. For example, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Mast expects that federal, state and local governments in the U.S. will continue to consider legislation directed at lowering the total cost of healthcare. In addition, in certain foreign markets, the pricing of drug products is subject to government control and reimbursement may in some cases be unavailable or insufficient.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively referred to as the ACA, enacted in March 2010, has had and is expected to continue to have a significant impact on the healthcare industry. The ACA, among other things, imposes a significant annual fee on certain companies that manufacture or import branded prescription drug products. The ACA also increased the Medicaid rebate rate and the volume of rebated drugs has been expanded to include beneficiaries in Medicaid managed care organizations. The ACA also expanded the 340B drug discount program (excluding orphan drugs), included a 50% discount on brand name drugs for Medicare Part D participants in the coverage gap, and revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of the Medicaid drug rebates paid to states. It also contains substantial provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare industry, impose new taxes and fees on pharmaceutical manufacturers, and impose additional health policy reforms, any or all of which may affect Mast’s business. Since its enactment there have been judicial and Congressional challenges to certain aspects of the ACA, and Mast expects there will be additional challenges and amendments to the ACA in the future. Certain provisions of the ACA are not yet, or have only recently become, effective, and others have been temporarily suspended, but the ACA is likely to continue the downward pressure on pharmaceutical pricing, and may also increase Mast’s regulatory burdens and operating costs.

Other legislative changes have also been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions in Medicare payments to providers of up to 2% per fiscal year, which went into effect in 2013 and, following passage of the Bipartisan Budget Act of 2015, will stay in effect through 2025 unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

It is uncertain whether and how future legislation, whether domestic or abroad, could affect prospects for Mast’s product candidates or what actions federal, state, or commercial payers for healthcare treatment and services may take in response to any such healthcare reform proposals or legislation. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures reforms may prevent or limit Mast’s ability to generate revenue, attain profitability or commercialize Mast’s product candidates.

Other Healthcare Laws and Compliance Requirements

In addition to FDA requirements, several other types of state and federal laws apply and will apply to Mast’s operations. These laws include, among others, healthcare information and data privacy protection laws, transparency laws, and fraud and abuse laws, such as anti-kickback and false claims laws.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item, good, facility or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Federal false claims laws and civil monetary penalties laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly promoting their products for uses for which they were not approved and causing the submission of claims for payment for such use under federal healthcare programs. In addition, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits persons and entities from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, on certain types of individuals and entities, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

The federal transparency requirements under the ACA, requires certain manufacturers of drug products, medical devices, biologics and medical supplies to annually report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests. Compliance with such reporting requirements may be costly.

The majority of states also have statutes or regulations similar to the aforementioned federal anti-kickback and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Mast may be subject to state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. In addition, Mast may be subject to reporting requirements under state transparency laws, as well as state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts certain payments that may be made to healthcare providers and entities.

Because Mast intends to commercialize products that could be reimbursed under federal and other governmental healthcare programs, Mast plans to develop a compliance program that establishes internal controls to facilitate adherence to the rules and healthcare program requirements. Although compliance programs and adherence thereto may mitigate the risk of violation of and subsequent investigation and prosecution for violations of the laws described above, the risks cannot be eliminated entirely. In addition, due to the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of Mast’s business activities could be subject to challenge under one or more of such laws. If Mast or its operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to Mast, Mast may be subject to penalties, including civil and criminal penalties, damages, fines, individual imprisonment, disgorgement, exclusion of products from reimbursement under U.S. federal or state healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and/or the curtailment or restructuring of Mast’s operations.

Government Regulation Outside the U.S.

In addition to regulations in the U.S., Mast may be subject to a variety of regulations in foreign jurisdictions that govern, among other things, clinical studies and any commercial sales and distribution of Mast’s products. Whether or not Mast obtains FDA approval for a product candidate, it must obtain the requisite approvals from regulatory authorities in foreign jurisdictions prior to the commencement of clinical studies or marketing and sale of the product in those countries. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above. Some foreign jurisdictions have a drug product approval process similar to that in the U.S., which requires the submission of a clinical trial application much like the IND prior to the commencement of clinical studies. In Europe, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

To obtain regulatory approval of a product candidate under European Union regulatory systems, Mast would be required to submit a Marketing Authorisation Application, which is similar to the NDA, except that, among other things, there are country-specific document requirements. For countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product approval, pricing and reimbursement vary from country to country. In addition, regulatory approval of prices is required in most countries other than the U.S. Mast faces the risk that the resulting prices would be insufficient to generate an acceptable return to the company or any of its future partners. If Mast fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of March 2, 2017, Mast has nine employees, six of which are full-time and three of which are temporary, part-time Mast employees providing transitional services to the company. Mast’s employees are not unionized and Mast believes that its relationship with its employees is good.

Formation

Mast was incorporated in Delaware in December 1995. In October 2000, Mast merged its wholly-owned subsidiary, Biokeys Acquisition Corp., with and into Biokeys, Inc. and changed the company’s name to Biokeys Pharmaceuticals, Inc. In May 2003, the company merged Biokeys, Inc., a wholly-owned subsidiary, with and into the company and changed its name to ADVENTRX Pharmaceuticals, Inc. In March 2013, the company merged Mast Therapeutics, Inc., a wholly-owned subsidiary, with and into the company and changed its name to Mast Therapeutics, Inc.

Legal Proceedings

Mast is not currently a party to any material legal proceedings.

SAVARA BUSINESS

Overview

Savara is a clinical-stage specialty pharmaceutical company focused on the development and commercialization of novel therapies for the treatment of serious or life-threatening rare respiratory diseases. Savara’s pipeline comprises AeroVanc, a Phase 3 ready inhaled vancomycin, and Molgradex, a Phase 2/3 stage inhaled granulocyte-macrophage colony-stimulating factor, or GM-CSF. Savara’s strategy involves expanding its pipeline of best-in-class products through indication expansion, strategic development partnerships and product acquisitions, with the goal of becoming a leading company in its field. Savara’s management team has significant experience in orphan drug development and pulmonary medicine, in identifying unmet needs, creating and acquiring new product candidates, and effectively advancing them to approvals and commercialization.

AeroVanc, an inhaled formulation of vancomycin, is being developed for the treatment of persistent methicillin-resistant Staphylococcus aureus, or MRSA, lung infection in cystic fibrosis, or CF, patients. CF is a genetic disease that involves sticky mucus buildup in the lungs, persistent lung infections and permanent and progressive respiratory disability. There are approximately 30,000 patients affected by CF in the United States, and MRSA infection has become increasingly common in these patients, with a prevalence of approximately 26%. Persistent MRSA infection in CF patients is associated with increased use of intravenous, or IV, antibiotics, increased hospitalizations, a faster decline of lung function, as well as shortened life-expectancy. Due to the lung pathology associated with CF, persistent MRSA lung infection is difficult to eradicate or manage using oral or IV antibiotics, and there is no standard of care to manage this condition. Whereas inhaled antibiotics have become a cornerstone of treating the most prevalent chronic pathogen in CF patients, Pseudomonas aeruginosa, there are no approved inhaled antibiotics addressing MRSA lung infection. In a randomized, double-blind, placebo-controlled Phase 2 study in CF patients with persistent MRSA infection, AeroVanc met a primary endpoint to reduce MRSA density in sputum, and showed encouraging trends of improvement in lung function, and respiratory symptoms, as well as prolongation of the time to use of other antibiotics, with best responses in subjects under 21 years of age. After receiving detailed guidance from the FDA, Savara has planned a pivotal Phase 3 study of AeroVanc that it anticipates starting in the third quarter of 2017.

Molgradex, an inhaled formulation of recombinant human GM-CSF, is being developed for the treatment of autoimmune pulmonary alveolar proteinosis, or PAP, a rare lung disease characterized by the build-up of lung surfactant in the alveoli, or air sacs, of the lungs. PAP is estimated to have a prevalence of approximately 2,500 patients in the United States. The disease process underlying PAP involves an autoimmune response against a naturally occurring protein, GM-CSF, suppressing the stimulating activity of GM-CSF on lung macrophages which function to clear excess surfactant from the alveoli. The best treatment currently available for PAP is a procedure called whole lung lavage, or WLL, which entails washing out the lungs bronchoscopically with saline, segment by segment, under general anesthesia. By its nature, WLL is an invasive and inconvenient procedure that requires hospitalization, and highly experienced physicians at specialist sites. Based on published investigator-sponsored treatment experience with inhaled GM-CSF, Savara believes Molgradex has the potential to replace the inactivated GM-CSF in PAP patients, and thereby to restore the surfactant clearing activity of the alveolar macrophages, and to become the treatment of choice for PAP. The company has completed a Phase 1 study in healthy volunteers, and is currently conducting a pivotal Phase 2/3 study in Europe and Japan, with top line results expected in the first quarter of 2018.

Savara’s pipeline of product candidates is illustrated in the figure below. In order to fully exploit the potential of its current pipeline, Savara is also pursuing indication expansions of its product candidates, with priority on the development of Molgradex in rare infectious lung diseases, where stimulation of the innate immune system has the potential to improve clinical outcomes. Savara is planning to advance the first such Molgradex indication expansion program into clinical Phase 2 development during 2017, and plans to disclose further information about the program throughout 2017.

Savara’s product candidate pipeline

Savara currently owns exclusive worldwide rights to its product portfolio, except in Japan where rights to Molgradex have been licensed out to Nobelpharma Co., Ltd. AeroVanc has been granted Orphan Drug Designation and Qualified Infectious Disease Product, or QIDP, status for the treatment of persistent MRSA lung infection in CF patients in the United States, and Molgradex has been granted Orphan Drug Designation for the treatment of PAP in the United States and the European Union. The Orphan Drug Designation makes AeroVanc and Molgradex eligible for seven years of exclusivity from approval in the United States, and ten years of exclusivity in the European Union, whereas the QIDP status makes AeroVanc eligible for an additional five years of exclusivity in the United States.

AeroVanc Key Advantages — Savara is currently preparing to initiate a Phase 3 clinical study of AeroVanc, to be conducted primarily in the United States and Canada. Savara has received detailed guidance from the FDA on the design of the study, and believes that the planned study is in accordance with the FDA’s requirements for a sole pivotal study to be submitted for NDA approval. Savara anticipates initiating the study in the third quarter of 2017. Savara believes the results from its Phase 2 study, illustrated in part below, support the use of the same key endpoints and advancing the development of AeroVanc into a larger pivotal Phase 3 study. Notably, the Phase 2 study demonstrated a trend of clinically meaningful improvement in FEV1, a common measure of lung function illustrated below on the left, as well as in time to use of another antibiotic for respiratory infection, illustrated below on the right. The planned primary efficacy endpoint of the Phase 3 study is change from baseline in FEV1, and the primary analysis population will comprise patients under the age of 21, in line with experience from earlier clinical studies of inhaled anti-pseudomonal antibiotics in CF.

Change from baseline in FEV1 (left) and Time to use of other antibiotic for respiratory infection (right)

Per Protocol Population, 32 mg dose cohort, < 21 years of age, n = 16	Intent-to-treat Population, 32 mg dose cohort, < 21 years of age, n = 20

Savara believes that AeroVanc has a number of important characteristics that contribute to its clinical profile and clinical data to date, and that facilitate its regulatory approval and successful commercialization. Specifically, AeroVanc offers:

•	Strong product foundation, applying a previously approved active substance and previously approved drug delivery technologies.

•	High concentration of antibiotic is delivered directly to the lungs, the primary site of infection, which Savara believes can result in higher clinical efficacy and reduced systemic toxicity, as compared with oral or IV delivery of antibiotics.

•	Capsule based powder inhaler providing a fast and convenient method of administration, which is very desirable in the CF population, who have a high treatment burden.

•	Eligible for strong market protection via orphan drug status, QIDP status, a formulation patent, and an exclusive device supply agreement.

Molgradex Key Advantages — Savara is currently conducting a Phase 2/3 clinical study, which is referred to as the IMPALA study, of Molgradex in Europe and Japan. Savara has received guidance from the European Medicines Agency, or EMA, on the design of the study, and believes the ongoing study is in accordance with the EMA’s requirements for a sole pivotal study to be used in a marketing authorization application submission in the European Union. Savara anticipates reporting top-line results from the study in the first quarter of 2018. Savara is also in discussions with the FDA to receive guidance on the clinical study requirements for an NDA submission in the United States. Savara expects to have clarity on those requirements later this year. The options include expanding and modifying the ongoing IMPALA study as the sole pivotal study, or conducting a second pivotal study for US regulatory purposes.

Building upon the published investigator-sponsored treatment experience with inhaled GM-CSF, Savara believes Molgradex has the potential to become the treatment of choice for PAP. Molgradex has the following characteristics that Savara believes will contribute to its clinical profile, as well as facilitate its regulatory approval and successful commercialization. Specifically, Molgradex offers:

•	Strong product foundation, applying a previously approved active substance class and previously approved drug delivery technology.

•	GM-CSF is delivered directly to the lungs, the primary site of macrophage function deficiency, which Savara believes can result in high clinical efficacy with limited systemic adverse effects.

•	High efficiency nebulizer providing a fast and convenient method of administration, which is highly desirable for long-term treatment in a chronic disease, such as PAP.

•	Eligible for strong market protection via orphan drug status, a proprietary cell bank used in the production of the drug substance, and an exclusive device supply agreement.

Strategy

Savara’s goal is to become a leading specialty pharmaceutical company focused on treatments for rare respiratory diseases, through the development and commercialization of novel and best-in-class therapeutics to address unmet medical needs in its field. The key elements of Savara’s strategy include:

•	Pursue AeroVanc and Molgradex indication expansion. While Savara’s immediate priority is to obtain regulatory approvals in the primary indications described above, Savara believes both AeroVanc and Molgradex have the potential to be used for the treatment of several other diseases. In particular, Savara is exploring the use of Molgradex for the treatment of certain rare infectious lung diseases.

•	Expand the product pipeline through strategic product acquisitions. In addition to broadening its current pipeline through indication expansion, Savara’s strategy includes expansion of its product pipeline through strategic partnerships and product acquisitions, such as its acquisition of the Molgradex program through the asset purchase of Serendex Pharmaceuticals in 2016. A key priority has been to exploit known chemical entities or classes in novel ways, such as delivery of drug directly into the lungs, for the treatment of serious or life-threatening lung diseases. While Savara has developed an internal core competence in inhaled drug development, the company is technology agnostic. Future pipeline expansion decisions will be based on the unmet medical need within a specific disease, the commercial opportunity, and the ability to rapidly develop and commercialize a product candidate.

•	Operate by outsourcing capital intensive operations. Savara plans to continue to pursue the development and manufacturing of its product candidates by outsourcing most clinical development and all manufacturing operations. Savara’s business model has facilitated rapid development of its pipeline by using high quality specialist vendors and consultants in a capital efficient manner.

•	Establish its own sales and marketing capabilities to commercialize its products in the United States. Savara plans to commercialize its pipeline through its own specialty salesforce or strategic marketing partnerships in the United States. Outside the United States, Savara plans to commercialize its products in collaboration with partners that have the resources and infrastructure to successfully commercialize Savara’s innovative therapeutics.

Overview of AeroVanc

Background on MRSA infection in cystic fibrosis

CF is a genetic disease characterized, in part, by the prevalence of thick, sticky mucus produced in the lung, frequent lung infections, and a resultant decline in pulmonary function. As the disease progresses, patients’ lungs are typically infected with bacteria that are difficult to eradicate. Inhaled antibiotics, including tobramycin (TOBI, Novartis AG), and aztreonam (Cayston, Gilead Sciences), have become a cornerstone of the treatment of the most common chronic pathogen, Pseudomonas aeruginosa, in order to control the infection and improve lung function and quality of life. In recent years, MRSA lung infection has become increasingly common in CF, with a prevalence of 26 % according to the most recent (2015) data report of the Cystic Fibrosis Foundation. Importantly, persistent MRSA lung infection has been associated with worse clinical outcomes in CF, including a faster decline of lung function1 and a shorter life expectancy.2 The increasing prevalence and high clinical impact of MRSA infection in CF have created an unmet need for improved therapies to help address the condition. Considering the established practice of treating chronic Pseudomonas aeruginosa infection in CF using inhaled

[1]	Dasenbrook EC, Merlo CA, Diener-West M, et al. “Persistent Methicillin-resistant Staphylococcus aureus and Rate of FEV1 Decline in Cystic Fibrosis.” Am J Respir Crit Care Med 2008;178, 814-821.
[2]	Dasenbrook EC, Checkley W, Merlo CA, et al. “Association Between Respiratory Tract Methicillin-Resistant Staphylococcus aureus and Survival in Cystic Fibrosis.” JAMA 2010;303, 2386-2392

antibiotics, all of which have limited activity against MRSA, it would be logical to attempt treatment of chronic MRSA infection with an inhaled antibiotic active against MRSA. Savara believes that AeroVanc is the first inhaled antibiotic being developed to specifically treat MRSA infection of the lungs.

Current MRSA treatment options in CF

Persistent MRSA lung infection in CF patients is difficult to eradicate or manage using oral or IV antibiotics, and there is currently no standard of care to manage the infection in CF patients despite the high need.3 In contrast to the established treatment of Pseudomonas aeruginosa infection with inhaled antibiotics, there is no FDA-approved inhaled antibiotic treatment available for MRSA infection.

IV vancomycin or linezolid are the most commonly used drugs for the treatment of acute pulmonary exacerbation in CF patients with MRSA infection, and they may be used in combination with other IV antibiotics in patients with simultaneous Gram-negative infections, such as Pseudomonas aeruginosa. For MRSA lung infection, vancomycin is available only in IV form, and while highly effective against MRSA and other Gram-positive bacteria, chronic home-based use of IV vancomycin is not practical, and chronic use has also been associated with systemic toxicity, especially renal toxicity and ototoxicity.

According to research conducted by Savara, there is increasing clinical need to treat chronic MRSA infection in CF. In the absence of an inhaled antibiotic, there is emerging use of oral anti-MRSA antibiotics in an attempt to suppress the MRSA infection, and in hope of reducing the occurrence of acute pulmonary exacerbations. In a survey conducted by Savara, 27 % of the surveyed CF specialists in the US regularly utilize antibiotics targeting MRSA as a suppressive treatment (any dosage form) in patients with frequent exacerbations or other symptoms for which MRSA is considered a cause or contributing factor. This practice is emerging despite the absence of established consensus or guidelines relating to the use of oral anti-MRSA antibiotics in CF, or evidence of efficacy established in controlled studies.

As with current inhaled anti-pseudomonal drugs, Savara believes that there is significant clinical advantage in delivering an anti-MRSA antibiotic, such as vancomycin, directly to the site of infection to maximize the clinical efficacy, reduce systemic exposure and the risk of adverse effects, and to enable convenient use of the product outside of the hospital setting. The aerosolized IV form of vancomycin, administered by nebulization, has been used in multiple small published clinical studies, mainly to treat ventilator-associated pneumonia in an intensive care setting. In these studies and case reports, nebulized vancomycin had good antibacterial efficacy and was generally well tolerated. In recent years, according to interviews conducted by Savara, many of the leading CF centers in the United States have explored the use of inhaled vancomycin to treat MRSA infected CF patients on a chronic basis, by nebulizing the IV form of vancomycin. The experience gained from this type of treatment has been encouraging, and provides anecdotal reports of the safety and clinical utility of inhaled vancomycin for periods exceeding many years in some patients. Similarly, in the 1990’s, nebulized IV tobramycin was explored as a treatment of Pseudomonas aeruginosa infections in CF patients. This experience stimulated the development of TOBI®, which has become the most widely used inhaled antibiotic worldwide, and a cornerstone of chronic treatment of Pseudomonas aeruginosa lung infection in CF.

Savara believes that inhaled antibiotics, as well as other palliative treatments, will continue to have a central role in the management of CF. Various disease modifying drugs, such as CF Transmembrane Conductance Regulator (CFTR) modulators, that attempt to address the underlying cause of CF, i.e. to restore or improve the function of the CFTR protein that is defective or dysfunctional in CF patients, have recently been launched. Whereas these disease-modifying drugs on average result in modest improvement in lung function and potentially slower rate of lung function decline, patients on these drugs continue to have chronic infections that require antibiotic treatment, and their lung function continues to decline.

[3]	Zobell JT, Epps KL, Young DC, Montague M, Olson J, Ampofo K, Chin MJ, Marshall BC, Dasenbrook E. “Utilization of antibiotics for methicillin-resistant Staphylococcus aureus infection in cystic fibrosis.” Pediatric Pulmonology (June 2015) Volume 50, Issue 6, pages 552–559

AeroVanc Product Description

AeroVanc, or Vancomycin Hydrochloride Inhalation Powder, is a novel inhaled formulation of vancomycin being developed for the treatment of persistent MRSA lung infection in patients with CF. Vancomycin is a glycopeptide antibiotic that was discovered in the mid-1950’s and is commonly used in the prophylaxis and treatment of infections caused by Gram-positive bacteria. Vancomycin acts by inhibiting proper cell wall synthesis of aerobic and anaerobic Gram-positive bacteria, and is generally not active against Gram-negative bacteria.

AeroVanc consists of a capsule dosage form containing a proprietary dry powder formulation of vancomycin hydrochloride intended for oral inhalation with the AeroVanc inhaler. The AeroVanc inhaler is a commercialized, hand-held, manually operated, breath-activated device.

Savara anticipates that AeroVanc will be used predominantly to suppress chronic MRSA lung infection, which has the potential to improve patients’ lung function and respiratory symptoms, and to prolong the time to pulmonary exacerbation and need of systemic antibiotics. AeroVanc is not intended to replace IV vancomycin or other IV antibiotics in the treatment of acute pulmonary exacerbations associated with MRSA. However, chronic AeroVanc use has the potential to reduce the occurrence of these exacerbations, and thereby the need for IV treatments and hospitalizations.

Savara believes there will be broad adoption of AeroVanc in CF once available based on a high level of interest for the product from direct clinician surveys, as well as market research of key opinion leaders in the field of CF. Notably, a clear majority (94%) of the surveyed CF physicians in the United States would expect to prescribe AeroVanc to their patients with MRSA lung infection, if approved by the FDA. Likewise, according to payer interviews conducted in the United States, an AeroVanc launch would receive reimbursement support given the high unmet need in an orphan indication and a current lack of comparable products.

Clinical Development of AeroVanc

Phase 3

Savara intends to initiate a Phase 3 clinical study designed to demonstrate the safety and efficacy of AeroVanc in CF patients with persistent MRSA lung infection. The plan is to initiate this trial in the third quarter of 2017. The study is planned to be conducted primarily in the United States and Canada.

Savara has received detailed guidance from the FDA on the design of the study, and believes that the planned study is in accordance with the FDA’s requirements for a sole pivotal study to be used in an NDA submission. The study has also been planned in consultation with the Cystic Fibrosis Foundation’s Therapeutic Development Network. The Phase 3 study is designed to detect whether the administration of AeroVanc results in a significant improvement in lung function. The study will assess a 32 mg dose administered twice a day for three on/off cycles of 28 days. The planned primary efficacy endpoint is absolute change from baseline in FEV1 percent predicted, a commonly used measure of lung function. Other efficacy endpoints include the time to use of other antibiotics for pulmonary infection, and a respiratory symptom score.

The planned Phase 3 study is a randomized (1:1), double-blind, placebo-controlled study of AeroVanc in approximately 200 CF patients with persistent MRSA lung infection. The plan is to enrich the study with younger patients, by enrolling 75 % of the subjects between the ages of 6 and 21 years. This was the population most responsive to treatment in the Phase 2 study, and will form the primary analysis population of the study. The duration of the study drug (AeroVanc or placebo) administration will be three cycles of 28 days on drug and 28 days off drug, during which time the primary efficacy endpoint will be measured and assessed. Following the efficacy study period, subjects will transition into another three cycles (28 days on treatment, 28 days off treatment per cycle) of open label AeroVanc use to provide more information on long-term safety.

The planned primary efficacy endpoint of the study is the mean absolute change from baseline in FEV1 percent predicted. In accordance with guidance from the FDA, the endpoint will be analyzed sequentially at Week 4 (first treatment cycle), and at Week 20 (third treatment cycle). Both time points will be tested at a statistical significance level of p = 0.05 due to the sequential nature of the analysis. Savara believes that a statistically significant improvement at Week 20 would provide support for a chronic treatment label, whereas improvement at Week 4 only may result in a more restricted label. Approval in any form is subject to the positive evaluation of the clinical meaningfulness of the treatment effect, judged by the review of all data, including safety data, and the outcome of key secondary endpoints, such as time to use of other antibiotics.

In the single-cycle Phase 2 study, with missing data imputed using conservative rules adopted by the FDA, a difference in the mean absolute change in FEV1 percent predicted of 4.3 % was observed between the treatment arms in subjects below 21 years of age. Based on the observed treatment effect size and variability, a sample size of 45 subjects per arm would provide 90 % power to detect a statistically significant difference at an alpha level of 0.05. To account for a potential loss of power caused by premature discontinuations in a three-cycle study, a sample size of 75 subjects per arm will be enrolled.

Selection of the dose for the study was made based on the Phase 2 study in CF patients. In that study, administration of the 32 mg bid dose resulted in sputum trough vancomycin concentrations that were on average more than 100-fold above the observed minimum inhibitory concentration (MIC90) value, suggesting that the concentrations reached after repeated administration of the 32 mg bid dose are likely to be sufficient for effective management of MRSA infection. In terms of safety and tolerability, the 32 mg AeroVanc dose did not appear significantly different from placebo, and produced encouraging trends of efficacy in all key endpoints in subjects below 21 years of age. In contrast, the higher AeroVanc dose of 64 mg bid was not as well tolerated in the older subjects (above 21 years of age), resulting in an increased number of premature discontinuations of the study drug treatment in this subgroup.

After the completion of the Phase 3 study, Savara intends to submit an NDA applying the 505(b)(2) regulatory pathway. In addition to being designated an Orphan Drug Product and QIDP, AeroVanc has been designated a Fast Track development program by the FDA.

Completed Clinical Studies

Phase 1

In a Phase 1 single escalating dose study, AeroVanc was shown to be generally well tolerated and safe, with a favorable pharmacokinetic profile. In the study, AeroVanc inhalation powder was administered to 18 healthy volunteers (doses of 16 mg, 32 mg, and 80 mg), and seven patients with CF (doses of 32 mg, and 80 mg). AeroVanc demonstrated a relatively slow pulmonary absorption phase (tmax of 1.33 h — 2.08 h), followed by distribution and elimination comparable to IV administration. The mean absolute bioavailability across all AeroVanc doses was 49% (SD 8%), with no apparent differences observed between the doses. The absolute bioavailability closely corresponds with the pulmonary absorption of vancomycin, considering that vancomycin is not absorbed from the gastrointestinal tract. The mean Cmax of AeroVanc after an 80 mg dose was 618 ng/mL, corresponding to approximately one fifth of the dose adjusted Cmax after a 250 mg dose of IV vancomycin. The dose linearity of AeroVanc in terms of Cmax and AUC values was excellent (R2 > 0.99). In the CF patients, all subjects had sputum vancomycin concentrations in high excess of the minimum inhibitory concentration, or MIC, of vancomycin for MRSA (2 µg/mL) at one hour after the administration of AeroVanc with both the 32 mg and the 80 mg dose (mean of 106 µg/mL, and 261 µg/mL, respectively). At later time points, the concentrations decreased, but on average remained above the MIC values for up to 24 hours. Variability in sputum concentrations was high, as expected.

All adverse events in the healthy volunteers were classified as mild, and all events that were considered probably drug-related involved local irritation effects and resolved spontaneously and rapidly (between 15 and 60 minutes).

Small reduction in the post-dose FEV1 (7% — 11%) was observed in three subjects after the 80 mg dose. None of the subjects required bronchodilator treatment, and the changes were considered by the independent Drug Safety Monitoring Board to be clinically non-significant. In CF patients, chest congestion and/or chest tightness were reported by four of the seven patients, and there appeared to be a slight trend towards more adverse events at the higher dose (80 mg). All reported respiratory adverse events were mild, none of the patients felt distressed, and the events either did not require treatment or resolved after airway clearance and/or albuterol inhalation. Based on the sputum concentration data, dose levels of 32 mg and 64 mg twice a day were selected for use in the Phase 2 study.

Phase 2

In a Phase 2 clinical study in CF patients with persistent MRSA lung infection, AeroVanc met a primary endpoint to reduce MRSA density in sputum, and showed encouraging trends of improvement in lung function, prolongation of the time to use of other antibiotics, and respiratory symptoms, with best responses in subjects below 21 years of age. Savara believes that the consistency of the responses across the different endpoints, as well as the magnitude of change in the younger subjects, supports advancing the product into a Phase 3 clinical study. The results of the Phase 2 study have been summarized and presented to the FDA in an End of Phase 2 Meeting, and the FDA has subsequently given Savara detailed guidance on the design and analysis of a Phase 3 study, as presented above in section “Phase 3”. The key findings of the Phase 2 study are described below.

The study was a randomized, double-blind, placebo-controlled study in 87 CF patients with persistently positive MRSA culture from their sputum samples. The Phase 2 study consisted of a 28-day AeroVanc treatment at a dose level of 32 mg bid or 64 mg bid, with an eight-week follow-up. The study was conducted at 40 sites in the United States. Quantitative MRSA cultures from spontaneously expectorated sputum samples were used as the primary endpoint of the study. The average baseline values in both active drug cohorts, as well as the placebo cohorts were high, ranging from 6.78 to 7.65 log10 CFU/mL. In the primary endpoint analyses (MITT population), a reduction from baseline in MRSA CFU was observed in the 32 mg and 64 mg dose cohorts pooled compared to placebo by -0.52 log10 CFU/mL and -0.06 log10 CFU/mL for the AeroVanc and placebo doses, respectively (p = 0.0312); in the 64 mg dose cohort by -0.63 log10 CFU/mL and 0.16 log10 CFU/mL for the AeroVanc and placebo doses, respectively (p = 0.0145); in the 32 mg dose cohort by -0.25 log10 CFU/mL and -0.30 log10 CFU/mL for the AeroVanc and placebo doses, respectively (p = 0.8352).

MICs of vancomycin for MRSA cultured from the sputum samples were determined using a broth microdilution technique at baseline, at each visit during the administration of AeroVanc, as well as at the post-administration follow-up time points. The distribution of MIC values was very narrow, with the MIC50 and MIC90 both at 0.5 µg/mL at baseline. At baseline, all strains were susceptible to vancomycin, with MIC values ≤ 1 µg/mL, and there were no notable changes in the MIC distribution at any of the time points following the baseline sample, suggesting the susceptibility of MRSA to vancomycin was not affected by the 28 days of pulmonary administration of AeroVanc.

As illustrated in the graph below, vancomycin peak and trough concentrations in sputum at Day 8 and Day 29 were in high excess over the generally accepted level of MIC (mean Ctrough/MIC ratio > 35) after multiple dosing in all subjects at both dose levels, with apparent dose-dependency, but no notable difference in Ctrough between the two time points. The generally accepted MIC of vancomycin for MRSA is illustrated below by the dotted line, at 2 µg/mL.

Vancomycin sputum concentrations after administration of AeroVanc at various time points

In terms of safety, the most frequent adverse events reported were related to the respiratory system. The AeroVanc 32 mg bid dose was well tolerated, with no significant difference in adverse events as compared with placebo. However, a higher incidence of adverse events, most frequently consistent with signs and symptoms of bronchoconstriction, and a significantly higher rate of premature study drug discontinuations were seen in adult patients with the 64 mg bid AeroVanc dose, as compared with placebo and the 32 mg AeroVanc dose. The discontinuations were most commonly reported to be due to drug intolerability (mainly bronchoconstriction and/or chest tightness) or pulmonary exacerbation, and typically occurred within the first two weeks from the start of drug administration.

Based on the observed clinical results in the 32 mg cohort of subjects below 21 years of age, the observed high vancomycin concentrations in sputum at both dose levels, and the high discontinuation frequency in adult subjects at the 64 mg dose, the Phase 3 study is planned to be conducted using the 32 mg dose, and will focus enrollment on subjects below 21 years of age. Accordingly, the key Phase 2 data from this cohort, below 21 years of age, are summarized below.

To assess effects of AeroVanc on lung function, absolute change in FEV1 percent predicted from baseline was measured at each study visit. While AeroVanc reduced MRSA density in sputum, the change in FEV1 compared with placebo did not reach statistical significance in subjects of all ages. Notably, post hoc analyses identified encouraging improvement in FEV1 in subjects 21 years of age or younger, consistently across all time points during the treatment period, as illustrated below. The mean absolute change in FEV1 percent predicted observed in the AeroVanc arm is considered clinically meaningful, with an improvement ranging between 4 % and 6% (or 6 % and 10 % on a relative change basis). In this subgroup, the difference between AeroVanc and placebo was statistically significant at the 2-week time point (p = 0.05). A mean reduction of 0.8 log10 CFU/mL from baseline in MRSA CFUs, the primary endpoint, was also observed after 28 days of AeroVanc administration in subjects below 21 years of age, as illustrated below, the difference between AeroVanc and placebo being statistically significant (p = 0.05).

Change from baseline in FEV1

(Per Protocol Population, 32 mg dose cohort, below 21 years of age, n = 16)

These results are consistent with previous studies using inhaled tobramycin (TOBI® or TOBI Podhaler®) for the treatment of P. aeruginosa infection in CF, where improvement in FEV1 was predominantly seen in younger subjects4. In the early TOBI trials, reported in the 1990’s, during an era when the use of inhaled antibiotics was not yet prevalent, children and adolescents (below 18 years of age) showed relative improvements of greater than 14 % as compared with only 6 % in adults5. However, in more recent studies, reported in 2012, the relative FEV1 improvements have been considerably smaller, either being absent or less than 2 % in adults.6

As illustrated below, a mean reduction of 0.8 log10 CFU/mL from baseline in MRSA CFUs, the primary endpoint, was observed after 28 days of AeroVanc administration in subjects below 21 years of age, the difference between AeroVanc and placebo being statistically significant (p = 0.05).

[4]	Weers J. “Inhaled antimicrobial therapy – Barriers to effective treatment. Advanced Drug Delivery Reviews.” (2015): 24-43.
[5]	Ramsey BW, Pepe MS, Quan JM, Otto KL, Montgomery AB, Williams-Warren J, Vasiljev-K M, Borowitz D, Bowman CM, Marshall BC, Marshall S, Smith AL. “Intermittent administration of inhaled tobramycin in patients with cystic fibrosis. Cystic Fibrosis Inhaled Tobramycin Study Group.” New England Journal of Medicine. 1999 Jan 7;340(1):23-30.
[6]	TOBI Podhaler SBA; NDA-201688, 2012

Change in MRSA density in sputum

(Intent-to-treat Population, 32 mg dose cohort, below 21 years of age, n = 20)

A greater reduction in CFRSD-CRISS, the respiratory symptom score, was observed in the below 21-year age group consistently at all time points, as compared with placebo, but the difference was not statistically significant.

A trend of prolongation of the time to use of another antibiotic for respiratory symptoms was observed in the AeroVanc arm of the 32 mg dose cohort, as compared with placebo, illustrated below. Whereas in this single cycle study several subjects in the AeroVanc arm were prescribed other antibiotics at the scheduled one-month post-treatment visit (approximately Day 56), such treatment would not be expected to be prescribed during chronic AeroVanc treatment, or in a multiple-cycle study, because the timing would coincide with the start of a new AeroVanc treatment period.

Time to use of other antibiotics for respiratory infection

(Intent-to-treat Population, 32 mg dose cohort, below 21 years of age, n = 20)

In summary, AeroVanc reduced MRSA density in sputum, and showed encouraging trends of improvement in lung function, prolongation of the time to use of other antibiotics, and respiratory symptom, with best responses in subjects below 21 years of age. Savara believes that the consistency of the responses across the different endpoints, as well as the magnitude of change in the younger subjects, supports advancing the product into a Phase 3 clinical study.

Human factor study

Savara has performed a human factor study to better understand patient reactions to the AeroVanc inhaler device, the drug capsule and written instructions. 14 CF patients, representing a variety of sex, ethnicity and dominant hand preference and ranging in age from 12 to 56 years participated in the study. Patients were given the device, capsules and instructions to simulate use (no drug) and provide feedback. In summary, all patients were able to use the device properly and no device design issues were identified that could impact proper use.

Overview of Molgradex

Background on PAP

PAP is a rare lung disease, which affects up to seven out of a million people in the United States7, and has a similar prevalence in Japan8. PAP is characterized by the build-up of lung surfactant in the alveoli, or air sacs, of

[7]	Trapnell BC, Avetisyan R, Carey B, Zhang W, Kaplan P, Wang H. Prevalence of pulmonary alveolar proteinosis (PAP) determined using a large health care claims database. Am J Respir Crit Care Med. 2014;VOL:abstract A6582.
[8]	Inoue Y, Trapnell BC, Tazawa R, Arai T, Takada T, Hizawa N et al. Characteristics of a large cohort of patients with autoimmune pulmonary alveolar proteinosis in Japan. Am J Respir Crit Care Med 177: 752–62, 2008

the lungs. The surfactant consists of proteins and lipids, and is an important physiological substance that coats the inside of the alveoli to prevent the lungs from collapsing. The lungs continuously produce new active surfactant. In a healthy lung, the old and inactivated surfactant is cleared and digested by immune cells called alveolar macrophages. In PAP lungs, however, the macrophages fail to clear the surfactant from the alveoli, leading to gradual accumulation of excess surfactant in the alveoli. The root cause of PAP is an autoimmune response against a naturally occurring protein of the body, GM-CSF. Pulmonary macrophages need to be stimulated by GM-CSF to function properly, but in autoimmune PAP, GM-CSF is deactivated by antibodies against GM-CSF, rendering the macrophages unable to perform their tasks, such as clearing the surfactant from the alveoli.

PAP commonly affects men in early middle age, but both sexes and subjects of any age can be affected. As a result of the accumulation of excess surfactant, gas exchange in the lungs is obstructed, and patients start to experience shortness of breath, and decreased exercise tolerance. Shortness of breath is typically first observed upon exertion, but as the disease progresses, also at rest. Patients may experience chronic cough, as well as episodes of fever, chest pain, or coughing blood, especially if secondary lung infection develops. In the long term, the disease can lead to serious complications, including lung fibrosis and the need for lung transplant. Mortality due to PAP has decreased over the last decades with better clinical management, but in rare cases serious lung infections or respiratory insufficiency may lead to death.

Current treatment options of PAP

The current standard of care for PAP is a procedure called whole lung lavage, or WLL, which entails washing out the lungs with saline under general anesthesia. WLL is an invasive and inconvenient procedure that requires highly experienced physicians at specialist sites. The procedure in conducted in an operating room, thereby requiring hospitalization, and admission to intensive care after the procedure. In many patients, WLL only provides temporary symptomatic relief, and once the lungs refill with surfactant, the WLL procedure needs to be repeated.

As there are no approved drug treatments available for PAP, Savara believes there is a high need for a convenient and efficacious medicinal treatment. Savara believes that inhalation of GM-CSF directly into the lungs has the potential to replace the inactivated GM-CSF, and thereby to restore the surfactant clearing activity of the alveolar macrophages. As a result, Savara believes that inhaled GM-CSF has the potential for considerable improvement in oxygenation and exercise tolerance. An injectable form of GM-CSF, sargramostim (Leukine®, Sanofi-Aventis), is approved and on the market in the United States for IV and subcutaneous administration for the treatment of neutropenia caused by cancer chemotherapy, but there is currently no inhalation formulation of GM-CSF available.

The potential benefits of inhaled GM-CSF in PAP, together with the availability of sargramostim, have stimulated independent clinicians and academic researchers in the United States, Europe, and Japan to study the safety and efficacy of GM-CSF, administered by inhalation, in PAP patients. Several such investigator-sponsored open-label clinical studies and case studies of inhaled GM-CSF treatment have been published, with promising results on the efficacy and safety of the treatment.9,10,11 In total, treatment of more than 80 PAP patients with

[9]	Tazawa R, Trapnell BC, Inoue Y, Arai T, Takada T, Nasuhara Y, et al. Inhaled Granulocyte/Macrophage–Colony Stimulating Factor as Therapy for Pulmonary Alveolar Proteinosis. Am J Resp Crit Care Med 181: 1345-1354, 2010
[10]	Wylam ME, Ten R, Prakash UB, Nadrous HF, Clawson ML and Anderson PM (2006). Aerosol granulocyte-macrophage colony-stimulating factor for pulmonary alveolar proteinosis. Eur Respir J 27(3): 585-93
[11]	Papiris SA, Tsirigotis P, Kolilekas L, Papadaki G, Papaioannou AI, Triantafillidou C, et al. (2014). Long-term inhaled granulocyte macrophage-colony-stimulating factor in autoimmune pulmonary alveolar proteinosis: effectiveness, safety, and lowest effective dose. Clin Drug Investig 34(8): 553-64 inhaled GM-CSF has been reported in open-label studies or retrospective cohorts, as well as several individual case reports. Whereas the majority of the patients described in the literature received sargramostim, the results indicate that both sargramostim and molgramostim have the potential for a very positive impact on oxygenation and clinical symptoms in PAP patients.

According to Savara’s review of published literature, few safety issues related with molgramostim or sargramostim inhalation in patients with PAP have been reported. However, there is still limited information available on the long-term safety of inhaled GM-CSF. In indications other than PAP, more than 100 patients, mainly with a cancer diagnosis, have received inhaled sargramostim, in doses up to 4000 µg/day. Pulmonary toxicity was the most frequently reported toxicity at high doses. An increase in both number and severity of adverse events with increasing dose has been observed. However, due to the underlying diseases it was often difficult for the investigators to assess causality of the adverse event cases.

Molgradex Product Description

Molgradex is a novel inhaled formulation of recombinant human GM-CSF being developed for the treatment of PAP. The active drug substance, molgramostim, is a non-glycosylated form of GM-CSF. GM-CSF is an endogenous growth factor that stimulates the proliferation and differentiation of hematopoietic cells (blood and immune cells), mainly granulocytic and monocytic cell lines, which serve as the body’s first line of defense against bacteria and viruses, and also function to clear cellular debris and waste substances from the body. Molgramostim is produced in a strain of Escherichia coli bearing a genetically engineered plasmid containing a human GM-CSF gene.

Molgradex, is a sterile nebulizer solution in a vial containing 300 µg of molgramostim, designed to be administered once daily by inhalation via a high efficiency nebulizer (Investigational eFlow Nebuliser System, PARI Pharma GmbH, Germany). The PARI eFlow Nebulizer system for use with investigational drug products is a reusable electronic inhalation system that has been optimized for administration of Molgradex.

Savara anticipates that Molgradex will be used as a long-term therapy in patients with PAP. The optimal duration of treatment is currently not known, and is likely to vary between patients depending on the disease severity and the natural course of their disease. Molgradex treatment may not entirely eliminate the need for WLL in all patients, but based on interviews conducted by Savara, PAP centers that have experimented with long-term inhaled GM-CSF have seen a considerable reduction of WLL procedures.

Molgradex was granted Orphan Drug Designation by the FDA in October, 2012, and by EMA in July, 2013, for the treatment of PAP. Safety and tolerability of inhaled Molgradex has been tested in a Phase 1 clinical study in 42 healthy human volunteers. Safety and efficacy of inhaled Molgradex in PAP patients is currently being tested in a Phase 2/3 clinical study in up to 51 PAP patients. Since 2014, Molgradex has been available in several European countries for the treatment of PAP for named patients following unsolicited physician requests.

Clinical Development of Molgradex

Phase 2/3

Savara is currently conducting a Phase 2/3 clinical study on Molgradex in Europe and Japan in PAP patients. Based on the scientific advice received from the EMA, Savara believes the study has the potential to be accepted as the sole pivotal study in support of a marketing authorization application in the European Union. The aim of this randomized, double-blind, placebo-controlled study is to compare efficacy and safety of Molgradex with placebo in up to 51 PAP patients. In the study, Molgradex 300 µg is administered once daily for up to 24 weeks, with a follow-up period up to 48 weeks.

Patients diagnosed with autoimmune PAP and fulfilling all other entry criteria are randomized to receive double-blind treatment for up to 24 weeks in one of three treatment arms: 1) Molgradex 300 µg administered once daily, 2) Molgradex 300 µg and matching placebo administered daily in 7-day intermittent cycles of each, or 3) inhaled placebo administered once daily. The study is conducted at multiple sites in the European Union, Russia, Israel and Japan.

The primary endpoint is the absolute change from baseline of arterial-alveolar oxygen gradient ((A-a)DO2) after 24 weeks of treatment. This endpoint is a measure of patient’s oxygenation status, and the endpoint value is expected to decrease as the physical obstacle of gas exchange is reduced by clearance of excess surfactant from the lungs. Key secondary endpoints assessed after 24 weeks of treatment include the number of patients in need of WLL during 24-week treatment, as well as change in the vital capacity of the lungs after 24-week treatment.

Based on the sample size calculation for the study, 42 evaluable patients (14 in each treatment group) are required to be randomized to have 90 % power to detect a difference of 10 mmHg in A-a(DO2) between the two active arms combined and placebo, using a significance level of 0.01. To account for potential study discontinuations or non-evaluable patients, a total of up to 51 patients is planned to be randomized.

A data safety monitoring board, or DSMB, provides safety oversight in the Phase 2/3 study. Following its first meeting in October, 2016, no concerning safety issues were identified and the DSMB endorsed continuation of the study as planned.

Savara has conducted a Type C meeting with the FDA to seek guidance on the nonclinical and clinical requirements for an NDA submission in the United States. The FDA acknowledged that a single Phase 3 study may potentially be sufficient to support approval of Molgradex for treatment of PAP, provided that it demonstrates persuasive evidence of efficacy across clinically meaningful endpoints. Whereas the current study design and sample size of the IMPALA study may not be acceptable to the FDA as a sole pivotal study, the FDA gave initial guidance on modifications of the study that could potentially make it acceptable as the sole study for NDA submission and approval. Savara will diligently continue its interaction with the FDA in order to reach agreement on the clinical program structure and details, and targets to complete the negotiations by the end of the third quarter of 2017. The final outcome may involve the amendment of the IMPALA study to serve as a sole pivotal study, or the conduct of a separate pivotal clinical study prior to submitting an NDA.

Completed Clinical Studies

Phase 1

In a Phase 1 Molgradex study in 42 healthy adult volunteers, the drug was generally well tolerated and produced dose-dependent increases in total and differential white blood cell (WBC) counts consistent with the known pharmacologic effect of GM-CSF. The study was a randomized, double-blind, placebo-controlled, single ascending dose (SAD) and multiple ascending dose (MAD) study to assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of Molgradex. In the SAD part, 18 subjects were included with four subjects in each of the three SAD dose levels (150 µg, 300 µg and 600 µg) and six subjects received placebo. In the MAD part, 24 subjects were included with nine subjects in each of the two MAD dose levels (300 µg or 600 µg) and six subjects received placebo for six days.

In the SAD part, GM-CSF was absorbed into the systemic circulation with a tmax of two hours after inhalation of Molgradex, however, at picogram levels, 50 to 100 times lower than has been observed after similar doses of GM-CSF administered intravenously. Total systemic exposure (AUClast) increased with dose, ranging between 13 and 138 pg•h/mL and maximum concentration (Cmax) ranging between 9.1 and 41 pg/mL (Cmax was similar for the 300 and 600 µg dose levels). In the MAD part, there was evidence of some accumulation after multiple dosing; Cmax increased from 32 pg/mL on Day 1 to 90 pg/mL on Day 6 at the 300 µg dose, and from 96 pg/mL on Day 1 to 251 pg/mL on Day 6 at the 600 µg dose level. Likewise, AUClast increased from 97 to 248 pg•h/mL from Days 1 to 6 for the 300 µg dose level and from 350 to 802 pg•h/mL for the 600 µg dose level. Minimum measurable plasma concentrations (Cmin) on Day 6 were 3.6 and 5.1 pg/mL measured at 8 and 12 hours, respectively for the 300 and 600 µg dose levels.

In subjects treated with Molgradex, a slight increase in total WBC and differential counts (primarily within normal reference ranges) was observed in a dose-dependent manner, in-line with the known biological mode-of-action of GM-CSF, as illustrated in the graph below.

Mean WBC Over Time and After Multiple Ascending Doses

The primary aim of the Phase 1 study was to assess the safety and tolerability of Molgradex. No meaningful difference in the frequency or severity of AEs was observed between Molgradex 300 µg and placebo. The most common AE was cough, reported in 21 out of 30 (70%) subjects receiving Molgradex and 8 out of 12 (67%) patients receiving placebo, and there was no difference in the causality assessment between the treatment arms. A higher number of treatment-related AEs were observed at the 600 µg dose compared to the 300 µg dose and placebo in the MAD part. There were no serious or severe adverse events, dose-limiting toxicity or other remarkable findings of clinical concern in the safety data.

Nonclinical Studies

AeroVanc Inhalation Toxicology Studies

The nonclinical toxicology profile of AeroVanc has been characterized in a series of acute and repeated dose inhalation toxicity studies in rats and dogs, as well as ICH/FDA prescribed safety pharmacology studies involving the cardiovascular, pulmonary, and central nervous systems. In these studies, a gradation of dose levels, including the maximum tolerated dose or the maximum technically achievable dose, were evaluated in both species.

Following 28 days of inhalation exposure, there were no indications of systemic toxicity noted in either the rats or dogs. As expected, there were a number of microscopic changes noted along the respiratory tract and in the lungs that were considered to represent local irritative effects, adaptive changes, and normal physiological responses to the impaction of particles along the respiratory tract and deposition of particles in the lungs. A 28-day recovery period showed complete to partial reversibility of the findings, with no notable difference between the active dose groups and the vehicle control group when compared to the air control. Based on the results of these 28-day studies, the No Observed Adverse Effect Level (NOAEL) was established for both species, and AeroVanc was considered safe for the purpose of conducting the Phase 2 study.

After completion of the Phase 2 clinical study, Savara received guidance from the FDA regarding the necessary toxicology studies to support the planned Phase 3 study and NDA submission. In accordance with the FDA’s guidance, a 91-day inhalation toxicology study was conducted in rats. Savara believes that the NOAEL established in this study supports the proposed Phase 3 study with the intended dose level.

A two-year GLP inhalation carcinogenicity study of AeroVanc in rats is mandated by the FDA prior to submission of an NDA. The purpose of this study is to determine whether lifetime pulmonary exposure to AeroVanc at high doses may result in any gross or microscopic indications of neoplasia in rats. The 91-day inhalation toxicology report and the carcinogenicity study protocol have been evaluated by the FDA Carcinogenicity Assessment Committee (CAC) in a Special Protocol Assessment (SPA) to confirm that the study design and dose levels are adequate to meet scientific and regulatory requirements. The CAC has notified Savara of their feedback, which has been considered in finalizing the protocol. The study will be conducted by a specialized contract research organization that has conducted all prior inhalation toxicology studies of AeroVanc, and has the required capabilities and operating procedures in place.

Molgradex Pharmacology Studies

The pharmacology of GM-CSF in the lungs involves stimulation of alveolar macrophage and neutrophil function to maintain alveolar surfactant homeostasis, alveolar stability, lung function, and lung host defense. For example, pulmonary GM-CSF is required for the terminal differentiation of alveolar macrophages and acquisition of numerous functions including expression of multiple receptors, non-specific and receptor-mediated endocytosis and phagocytosis, for pulmonary neutrophil recruitment during infection, clearance of bacteria, viruses, mycobacteria, and other pathogens, as well as for surfactant clearance.

The pharmacodynamics of human GM-CSF receptor activation by Molgradex was determined as part of Savara’s studies of species evaluation and selection for inhalation toxicology and reproductive toxicology studies. As illustrated below, the effective concentration of molgramostim from Molgradex required to stimulate a half maximal receptor signaling response (EC50), as measured by phosphorylation of STAT5, was similar to that of commercially available rhGM-CSF. Thus, Molgradex is expected to possess the expected biological regulatory action of GM-CSF on alveolar macrophages in the lungs.

GM-CSF receptor function by Molgradex or control recombinant human GM-CSF

Further in vitro or in vivo nonclinical studies investigating the pharmacological activity of Molgradex are not planned.

Molgradex toxicology studies

The nonclinical toxicology profile of Molgradex has been characterized in a series of repeated dose inhalation toxicology studies and safety pharmacology studies in cynomolgus monkeys, as well as reproductive toxicology studies in rabbits. In these studies, a gradation of dose levels was evaluated in the respective species.

Three GLP-compliant inhalation toxicology studies were conducted, including a 6-week inhalation toxicity study in young sexually immature monkeys, a 13-week inhalation toxicity study in sexually mature monkeys used to explore effects on male and female reproductive organs, and a 26-week inhalation toxicity study to investigate chronic toxicity. All studies are fully compliant with relevant guidelines from ICH/FDA.

After inhalation of Molgradex, local effects in the lungs were characterized by infiltrating inflammatory cells, mostly macrophages, accompanied by an increased cellularity in the lymphoid tissue that is associated with the respiratory tract and minimal to mild exudation of red blood cells into the alveoli. The infiltration of inflammatory cells was not associated with any other signs of inflammation or impaired lung function, and it was considered an exaggerated pharmacological effect of molgramostim. The severity of the findings was graded slight at the lowest dose level, and moderate above this level. Duration of treatment did not affect the severity of this finding. Reduced severity of the lung and tracheobronchial changes following a four-week recovery period suggested partial resolution of the changes.

Based on the three studies conducted in monkeys, a NOAEL was established, and Molgradex was considered safe for the purpose of conducting Phase 1 and Phase 2/3 studies, with a safety margin of greater than five-fold using a clinical dose of 300 µg once daily.

Cardiovascular and respiratory parameters and effects on the central nervous system were evaluated in the 6-week and 26-week repeat dose inhalation toxicology studies. It was concluded that repeated daily inhalation of Molgradex does not exert any clinically relevant effects on the heart, the lung or the central nervous system in cynomolgus monkeys.

An embryo-fetal and developmental (EFD) toxicity study with Molgradex was conducted in rabbits, which show a similar pharmacological response as humans or monkeys, although at a lower potency. The EFD study revealed increases in post implantation loss, decreases in the number of live implants, effects on sex ratio and a slight increase in the incidence of major malformations in fetuses at the highest dose (150 µg/kg/day), consistent with findings from other rhGM-CSF products. Studies in sexually mature monkeys have shown that molgramostim has no effect on male and female reproductive organs. Accordingly, appropriate risk minimization strategies are implemented for the clinical studies, and will be implemented for commercial stage use.

In addition to the studies conducted, a pre- and postnatal development study will be conducted prior to NDA submission.

Manufacturing and Supply

Savara does not own or operate manufacturing facilities to produce clinical or commercial quantities of any of its product candidates. Savara has fee-for-service contracts with well-established drug substance manufacturers, as well as drug product manufacturers covering all steps of the manufacturing process of its product candidates, and expects to continue utilizing this outsourcing model in the foreseeable future. All of the vendors used by Savara conduct their operations under current Good Manufacturing Practices, or cGMP, a regulatory standard for the manufacture of pharmaceuticals.

AeroVanc Manufacturing

AeroVanc is a high-performance inhalation powder formulation of vancomycin hydrochloride, applying a commercially-available capsule inhaler. The drug substance used in AeroVanc, Vancomycin Hydrochloride USP, is produced using microbial fermentation followed by purification, and is sourced from Xellia Pharmaceuticals Aps (Copenhagen, Denmark), a commercial manufacturer with two manufacturing facilities, one in China and one in Denmark. Both sites use the same cell line and manufacturing processes, and produce material of comparable quality. A long-term commercial supply agreement has been established with Xellia Pharmaceuticals Aps.

AeroVanc inhalation powder is a spray-dried powder containing a ratio of 9:1 by weight of vancomycin hydrochloride and l-leucine. L-leucine is an essential amino acid and has GRAS status as a food additive. Formulation studies showed that the addition of l-leucine improves inhalation performance in vitro, as measured by improved emitted dose and fine particle dose. The powder manufacturing is carried out by Hovione LLC (East Windsor, NJ), a vendor with two operational sites, one in the United States and one in Europe, with the same base equipment in each facility, that could be upgraded to produce material of comparable quality. The proprietary AeroVanc spray drying process creates very fine particles (smaller than five microns) required for efficient delivery to the lungs. Proprietary nozzle and cyclone technologies were developed to meet product performance and manufacturing throughput requirements. The powder production process has been successfully scaled-up from laboratory to commercial equipment. A long-term commercial supply agreement is under negotiation with Hovione LLC.

The finished product is manufactured from bulk AeroVanc powder by GlaxoSmithKline (GSK, Brentford, UK). At this final part of the manufacturing process, AeroVanc powder is conditioned and automatically filled into capsules each containing 16 mg of vancomycin. The capsules are then packaged into aluminum foil blisters to protect them from light and moisture. A long-term commercial supply agreement has been established with GSK for the finished product.

The inhaler device used for AeroVanc is manufactured by Plastiape S.p.A. (Lecco, Italy). The device was approved in the United States as part of the Aridol® new drug application (NDA 022368) on October 5th, 2010. A cosmetically modified version of the device was approved in the United States as part of the Arcapta® Neohaler® new drug application (NDA 022383) on July 1st, 2011. An exclusive long-term commercial supply agreement has been established with Plastiape S.p.A.

Savara has worked with its manufacturing partners to scale up processes, improve yields and production rates, and to transfer processes to commercial facilities with commercial equipment. Savara is producing the supplies for the pivotal Phase 3 clinical study utilizing the same manufacturing sites, equipment and processes that will be used for commercial supply.

Molgradex Manufacturing

The drug substance in Molgradex, molgramostim, is currently manufactured by Gema Biotech S.A. (GEMA, Buenos Aires, Argentina). All clinical and nonclinical studies to date have used material sourced from GEMA. In 2015, Savara decided to transfer the production to a European manufacturer, Synco Bio Partners B.V. (Synco, Amsterdam, The Netherlands), to secure commercial supply of the drug substance. The technology transfer process from GEMA to Synco is currently ongoing.

The drug product, Molgradex, is currently manufactured at Miltenyi Biotec GmbH (Berglisch Gladbach, Germany). The Molgradex formulation was initially developed to contain several excipients commonly used in freeze-dried formulations used for IV administration. More detailed formulation studies of the inhaled product showed that the physico-chemical stability and potency of the drug product was independent of the presence of these excipients. Accordingly, a simplified formulation without these excipients is in development, and Savara anticipates using this formulation for commercial supply. After the technology transfer process of the drug substance to Synco is complete, manufacture of the drug product will also be carried out at Synco. A master services agreement covering both the drug substance and the drug product has been established with Synco. A long-term commercial supply agreement will be established following the technology transfer.

Molgradex is administered to the lungs using the eFlow Nebulizer System, manufactured by PARI Pharma GmbH (Stamberg, Germany). The eFlow nebulizer has been CE certified (CE 0123) according to the Medical Devices Directive 93/42/EEC (as amended by Directive 2007/47/EC) as a class IIa device. The device has a 510(k) approval in US as a general device. Savara has an exclusive license and a long-term supply agreement with PARI covering the eFlow nebulizer for the administration of recombinant human GM-CSF.

Commercialization

Savara owns exclusive rights to AeroVanc and Molgradex in the United States, and all other major markets, except for Japan, where Savara has licensed the Molgradex rights to Nobelpharma Co., Ltd (Tokyo, Japan). Savara plans to pursue regulatory approvals for its products in the United States and the European Union, and to independently commercialize AeroVanc and Molgradex in the United States. In doing so, Savara may engage with strategic partners to help implement optimal sales and promotion activities. Savara’s commercialization strategy will target key prescribing physicians, as well as provide patients with support programs to ensure product access. Outside of the United States, Savara plans to seek partners to commercialize its products via out-licensing agreements or other similar commercial arrangements.

License and Supply Agreements

Plastiape SpA

In September 2012, Savara entered into a supply agreement related to AeroVanc with Plastiape SpA, which was subsequently amended in June 2016 (the “Plastiape Agreement”). Pursuant to the terms of the Plastiape Agreement, Plastiape will supply dry powder inhalers to Savara on an exclusive basis for use with vancomycin for the diagnosis, management, prevention or treatment of lung diseases. Pricing under the Plastiape Agreement is on a per unit basis, with the per unit price decreasing as the volume increases.

Xellia Pharmaceuticals ApS

In September 2016, Savara entered into a supply agreement related to the supply of the API for AeroVanc with Xellia Pharmaceuticals (the “Xellia Agreement”). Pursuant to the Xellia Agreement, Savara is obligated to purchase all of its requirements of the API from Xellia. The pricing under the Xellia Agreement is a set price per kg, with the price decreasing upon the commercial launch of AeroVanc.

PARI Pharma GmbH

In November 2014, Serendex entered into a license and collaboration agreement related to Molgradex with PARI Pharma GmbH (the “PARI License Agreement”), which Savara assumed as part of the Serendex Acquisition. Under the PARI License Agreement, Savara has a worldwide, exclusive license to commercialize PARI’s eFlow Technology Nebulizer device for the pulmonary delivery of any liquid formulation containing hGM-CSF as the sole active pharmaceutical ingredient for nebulization. Additionally, Savara has the option to change the device subject to the PARI License Agreement to PARI’s eFlow Technology Nebulizer CS and, until marketing approval, the option to negotiate an extension to the license to cover commercialization of the drug for pulmonary delivery via the PARI eFlow Inline device for the treatment of VAP and/or ARDS.

Under the terms of the PARI License Agreement, Savara is not permitted to work with third parties to develop any inhalation device or nebulizer for the pulmonary delivery of a pharmaceutical product containing hGM-CSF as the sole active ingredient. This restriction extends until (i) in the European Economic Area, marketing approval of the product in Europe or the United States, whichever is later, or (ii) in the rest of the world, the term of the PARI License Agreement.

In consideration of rights granted by PARI, Serendex paid a onetime upfront fee and agreed to pay an hourly rate for work performed by PARI under work orders issued pursuant to the PARI License Agreement. Additionally, Savara is obligated to make future milestone payments to PARI based upon (i) the successful completion of certain clinical trials, (ii) submissions for regulatory approval in the United States, the European Union or Japan, and (iii) the first marketing approval for the product in the United States, the European Union or Japan.

If Savara successfully commercializes any product candidate subject to the PARI License Agreement in a country, Savara is responsible for royalty payments equal to a percentage of net sales. Savara is obligated to make such royalty payments until the later of (i) the expiration of the last valid claim in an issued patent covering a portion of the PARI device in the applicable country or (ii) 15 years after the first commercial sale of Molgradex with the PARI device in that country (the “PARI Royalty Period”). If there is no such valid patent claim covering the applicable PARI device, the royalty owed to PARI will be decreased by a specified percentage.

The license term extends on a country by country basis until the end of the PARI Royalty Period or until mutually agreed by the parties.

In April 2015, Serendex entered into a commercial supply agreement with PARI (the “PARI Supply Agreement”) related to the supply of the PARI eFlow Technology Nebulizer and related accessories for commercial use with its products after marketing approval is obtained. Savara assumed the PARI Supply Agreement as part of the Serendex Acquisition. Pursuant to the terms of the PARI Supply Agreement, Savara is obligated to purchase from PARI (i) within the European Economic Area, (a) during the first five years from marketing approval, all of its requirements for the device and related accessories and (b) thereafter 80% and (ii) in the rest of the world, all of its requirements during the PARI Royalty Period. Pricing is on a per unit basis, with a reduction in price once purchasing volumes reach over 5,000 for devices and starter kits and over 40,000 for nebulizer handsets in a twelve month period.

GEMA Biotech S.A.

In December 2012, Serendex entered into a supply and license agreement related to supplying the API for Molgradex with GEMA Biotech S.A., which was subsequently amended by an addendum in February 2016 (the

“GEMA Agreement”). Savara assumed the GEMA Agreement as part of the Serendex Acquisition. Under the GEMA Agreement, Savara has an exclusive license to market, distribute and sell products based on GEMA recombinant hGM-CSF for any disease to be treated by inhalation, local pulmonary administration, parenteral administration, or local administration of the API in any territory except Latin America, Central America and Mexico. Under the original GEMA Agreement, GEMA is the sole supplier of the API.

As consideration for the rights granted by GEMA, Savara is required to pay GEMA an agreed upon price per vial of 1 gram of the API. Additionally, if Savara successfully develops, registers and obtains approval by the proper health authorities, Savara must pay GEMA a single digit percentage royalty on annual net sales. There is no minimum royalty, and no signing fee or milestones are included in the royalty payments. Additionally, Savara has a commitment to acquire a working cell bank and a master cell bank for $1,950,000 from this API manufacturer in the third quarter of 2017.

Pursuant to the terms of the February 2016 addendum, GEMA granted an exclusive worldwide license to Serendex to transfer the manufacture of the API to Synco Bio Partners B.V., and agreed to sell the master cell bank and working cell bank to Serendex (now Savara). Upon the completion of the purchase by Savara of the master cell bank and working cell bank, the royalty payable to GEMA set forth above decreases.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of drugs, such as those Savara is developing. Savara, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which it wishes to conduct studies or seek approval or licensure of its product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Government Regulation of Drugs

The process required by the FDA before drug product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices, or GLP, regulation;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent Institutional Review Board, or IRB, or ethics committee for each clinical site before a clinical trial can begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed product candidate for its intended purpose;

•	preparation of and submission to the FDA of a New Drug Application, or NDA, after completion of all required clinical trials;

•	a determination by the FDA within 60 days of its receipt of a NDA to file the application for review;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing

Practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the product’s continued safety, purity and potency, and of selected clinical investigational sites to assess compliance with current Good Clinical Practices, or cGCPs; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States, which must be updated annually and when significant changes are made.

The testing and approval process requires substantial time, effort and financial resources, and Savara cannot be certain that any approvals for its product candidates will be granted on a timely basis, if at all. Prior to beginning the first clinical trial with a product candidate, Savara must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent Institutional Review Board, or IRB, for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase 1. The drug product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, the initial human testing is often conducted in patients.

•	Phase 2. The drug product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

•	Phase 4. In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be required as a condition to approval of the NDA.

Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the drug characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

NDA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a NDA requesting approval to market the product for one or more indications. The NDA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. The submission of a NDA requires payment of a substantial User Fee to FDA, and the sponsor of an approved NDA is also subject to annual product and establishment user fees. These fees are typically increased annually. A waiver of user fees may be obtained under certain limited circumstances.

Within 60 days following submission of the application, the FDA reviews a NDA to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA must be resubmitted with the additional information. Once a NDA has been filed, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a NDA to determine, among other things, whether a product is safe and effective for the indication being pursued, and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety and effectiveness. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and Savara may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approvals, which could delay or preclude us from marketing its products. After the FDA evaluates a NDA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may request additional information or clarification. The FDA may delay or refuse approval of a NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of its products under development.

A sponsor may seek approval of its product candidate under programs designed to accelerate FDA’s review and approval of new drugs that meet certain criteria. Specifically, new drug products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. For a fast track product, the FDA may consider sections of the NDA for review on a rolling basis before the complete application is submitted if relevant criteria are met. A fast track designated product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the NDA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Under the accelerated approval program, the FDA may approve a NDA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, the Food and Drug Administration Safety and Innovation Act, or FDASIA, which was enacted and signed into law in 2012, established breakthrough therapy designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Sponsors may request the FDA to designate a breakthrough therapy at the time of or any time after the submission of an IND, but ideally before an end-of-phase 2 meeting with FDA. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller or more efficient clinical trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough designation also allows the sponsor to file sections of the NDA for review on a rolling basis. Savara may seek designation as a breakthrough therapy for some or all of its product candidates.

Fast Track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Orphan Drug Status

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drug candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although there may be some increased communication opportunities, orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a drug candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in very limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Orphan drug exclusivity could block the approval of Savara’s drug candidates for seven years if a competitor obtains approval of the same product as defined by the FDA or if Savara’s drug candidate is determined to be contained within the competitor’s product for the same indication or disease.

As in the United States, designation as an orphan drug for the treatment of a specific indication in the European Union, must be made before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to 10 years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product.

The FDA and foreign regulators expect holders of exclusivity for orphan drugs to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the orphan drug.

GAIN Exclusivity for Antibiotics

In 2012, Congress passed legislation known as the Generating Antibiotic Incentives Now Act, or GAIN Act. This legislation is designed to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the new law grants an additional five years of exclusivity upon the approval of an NDA for a drug product designated by FDA as a QIDP. Thus, for a QIDP with Orphan Designation, the periods of five-year exclusivity and seven-year orphan drug exclusivity, would become 12 years.

A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (such as resistant Gram-positive pathogens, multi-drug resistant Gram-negative bacteria, multi-drug resistant tuberculosis, and C. difficile) and that is included in a list established and maintained by FDA. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by the FDA and can qualify for “fast track” status.

The additional five years of exclusivity under the GAIN Act for drug products designated by the FDA as QIDPs applies only to a drug that is first approved on or after July 9, 2012. Additionally, the five year exclusivity extension does not apply to: a supplement to an application under FDCA Section 505(b) for any QIDP for which an extension is in effect or has expired; a subsequent application filed with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMP, which impose certain procedural and documentation requirements upon Savara and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that Savara may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Savara cannot be certain that it or its present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements. If Savara’s present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt its clinical trials, require them to recall a product from distribution, or withdraw approval of the NDA.

Future FDA and state inspections may identify compliance issues at Savara’s facilities or at the facilities of its contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.

The FDA may withdraw approval of an NDA if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drugs and biologics. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Savara and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Government Regulation of Combination Products

Savara’s products under development will be regulated as combination products, which means that they are comprised of two or more different components that, if marketed individually, would be subject to different regulatory paths and would require approval of independent marketing applications by the FDA. A combination product, however, is assigned to a Center with the FDA that will have primary jurisdiction over its regulation on a determination of the combination product’s primary mode of action, which is the single mode of action that provides the most important therapeutic action. Savara believes its product candidates include both a drug and medical device component, and will be regulated as a drug, subject to the review of the FDA’s Center for Drug Evaluation and Research, or CDER, which will have primary jurisdiction over premarket development and approval. FDA’s Center for Devices and Radiological Health, or CDRH, will provide support and review of the inhaler component of the product candidate.

Other Healthcare Laws and Compliance Requirements

Savara’s sales, promotion, medical education, clinical research and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to FDA, including potentially the Federal Trade Commission, the Department of Justice, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services and state and local governments. Savara’s promotional and scientific/educational programs and interactions with healthcare professionals must comply with the federal Anti-Kickback Statute, the civil False Claims Act, physician payment transparency laws, privacy laws, security laws, and additional federal and state laws similar to the foregoing.

The federal Anti-Kickback Statute prohibits, among other things, the knowing and willing, direct or indirect offer, receipt, solicitation or payment of remuneration in exchange for or to induce the referral of patients, including the purchase, order or lease of any good, facility, item or service that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to increased scrutiny and review if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal Anti-Kickback Statute has been violated. The government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Many states have similar laws that apply to their state health care programs as well as private payers.

Federal false claims and false statement laws, including the federal civil False Claims Act, or FCA, imposes liability on persons and/or entities that, among other things, knowingly present or cause to be presented claims that are false or fraudulent or not provided as claimed for payment or approval by a federal health care program. The FCA has been used to prosecute persons or entities that “cause” the submission of claims for payment that are inaccurate or fraudulent, by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, submitting claims for services not provided as claimed, or submitting claims for services that were provided but not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual, or whistleblower, in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other illegal sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, certain companies that were found to be in violation of the FCA have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, restricting the manner in which they conduct their business.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers; knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; and willfully obstructing a criminal investigation of a healthcare offense. Like the federal Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payer, in addition to items and services reimbursed under

Medicaid and other state programs. Additionally, to the extent that Savara’s products, once commercialized, are sold in a foreign country, Savara may be subject to similar foreign laws.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, among other things, imposed new reporting requirements on certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, for payments or other transfers of value made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Covered manufacturers are required to collect and report detailed payment data and submit legal attestation to the accuracy of such data to the government each year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Additionally, entities that do not comply with mandatory reporting requirements may be subject to a corporate integrity agreement. Certain states also mandate implementation of commercial compliance programs, impose restrictions on covered manufacturers’ marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and other healthcare professionals.

Savara may also be subject to data privacy and security regulation by both the federal government and the states in which it conducts its business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain health care providers, plans and clearinghouses (collectively, “covered entities”) and their “business associates,” relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain states have their own laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other and/or HIPAA in significant ways and may not have the same effect, thus complicating compliance efforts.

If Savara’s operations are found to be in violation of any of such laws or any other governmental regulations that apply to them, Savara may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of its operations, exclusion from participation in federal and state healthcare programs, imprisonment, contractual damages, reputational harm, and diminished profits and future earnings, any of which could adversely affect its ability to operate its business and its financial results.

In addition to the foregoing health care laws, Savara is also subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to government officials or private-sector recipients for the purpose of obtaining or retaining business. Savara has plans to adopt an anti-corruption policy, which will become effective upon the completion of this offering, and expect to prepare and implement procedures to ensure compliance with such policy. The anti-corruption policy mandates compliance with the FCPA and similar anti-bribery laws applicable to its business throughout the world. However, Savara cannot assure you that such a policy or procedures implemented to enforce such a policy will protect them from intentional, reckless or negligent acts committed by its employees, distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on its business, results of operations and reputation.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the extent to which coverage and adequate reimbursement are provided by third-party payers. Third-party payers include state and federal government health care programs, managed care providers, private health insurers and other organizations. Although Savara currently believes that third-party payers will provide coverage and reimbursement for its product candidates, if approved, Savara cannot be certain of this. Third-party payers are increasingly challenging the price, examining the cost-effectiveness, and reducing reimbursement for medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit Savara’s net revenue and results. Savara may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of its products. The product candidates that Savara develops may not be considered cost-effective and thus may not be covered or sufficiently reimbursed. It is time consuming and expensive for them to seek coverage and reimbursement from third-party payers, as each payer will make its own determination as to whether to cover a product and at what level of reimbursement. Thus, one payer’s decision to provide coverage and adequate reimbursement for a product does not assure that another payer will provide coverage or that the reimbursement levels will be adequate. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow them to sell its products on a competitive and profitable basis.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could materially affect Savara’s ability to sell its products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Affordable Care Act was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the Affordable Care Act of importance to Savara’s potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include, among others, the Budget Control Act of 2011, which mandates aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 1, 2013, and, due to subsequent legislative amendments, will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for Savara’s product candidates, if approved, and, accordingly, its financial operations.

Savara expects that healthcare reform measures that may be adopted in the future, including the possible repeal and replacement of the Affordable Care Act which the Trump administration has stated is a priority, are unpredictable, and the potential impact on Savara’s operations and financial position are uncertain, but may result in more rigorous coverage criteria and lower reimbursement, and place additional downward pressure on the price that it receives for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent Savara from being able to generate revenue, attain profitability or commercialize their drugs.

Foreign Regulation

In addition to regulations in the United States, Savara will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its products to the extent Savara chooses to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Intellectual Property

Savara strives to protect the proprietary technology that Savara believes is important to its business, including its product candidates and its processes. Savara seeks patent protection in the United States and internationally for its products, their methods of use and processes of manufacture and any other technology to which Savara has rights, as appropriate. Savara also relies on trade secrets that may be important to the development of its business.

Savara owns six issued patents and additional pending patent applications worldwide for a proprietary formulation of AeroVanc. The patents and pending applications are derived from a PCT application (Pub. No. WO2012159103) entitled “Dry Powder Vancomycin Compositions and Associated Methods.” As of March 1, 2017, patents have issued in the United States, Australia, China, Japan, New Zealand, and Singapore.

While Savara does not have any issued patents or pending applications covering Molgradex or its use in pulmonary alveolar proteinosis (PAP), Savara does own a family of issued patents and pending applications derived from a PCT application (Pub. No. WO2008052567) entitled “Enhancing Pulmonary Host Defense via Administration of Granulocyte-Macrophage Colony-Stimulating Factor” covering inhaled GM-CSF for treatment of bacterial, mycobacterial (including Mycobacterium tuberculosis and non-tuberculous Mycobacterium), yeast, and virus infections in the lungs. Patents have been granted in Japan, Australia, and Mexico. Patent applications are currently pending in several other countries, including the United States. An application is also pending in the European Union, where an allowance has been indicated.

Savara’s success will in part depend on the ability to obtain and maintain patent and other proprietary rights in commercially important technology, inventions and know-how related to its business, the validity and enforceability of its patents, the continued confidentiality of its trade secrets as well as its ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties. Savara also relies on continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position.

Savara cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications it may own or license in the future, nor can Savara be sure that any of its existing patents or any patents it may own or license in the future will be useful in protecting its technology and products. For this and more comprehensive risks related to Savara’s intellectual property, please see “Risk Factors — Risks Related to Savara’s Intellectual Property.”

Trade Secrets

In addition to patents, Savara relies on trade secrets and know-how to develop and maintain its competitive position. For example, significant aspects of Savara’s processes and proprietary technology portfolio are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. Savara seeks to protect its proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect the proprietary information and, in the case of the invention assignment agreements, to grant the company ownership of technologies that are developed through a relationship with a third party. While Savara has confidence in its key individuals, consultants, partner organizations and systems, agreements or security measures may be breached, and there may not be adequate remedies for any breach. In addition, Savara’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Savara’s contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

The pharmaceutical industry is highly competitive and subject to continuous technological change. Savara’s potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. Savara believes that key competitive factors affecting the commercial success of its product candidates will be efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement. Many of Savara’s potential competitors, either alone or with their collaboration partners have substantially greater financial, technical and human resources than Savara, and significantly greater experience in the discovery and development of product candidates, manufacturing, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, Savara’s competitors may be faster and more successful in obtaining FDA approval for therapies and achieving widespread market acceptance. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of very capable competitors. Savara anticipates facing intense and increasing competition as new drugs enter the market and advanced technologies become available. Savara’s competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate Savara may commercialize and may render Savara’s therapies obsolete or non-competitive before Savara can recover development and commercialization expenses.

Savara is not aware of any other companies developing inhaled forms of vancomycin. There are several inhaled antibiotics on the market or in development, but Savara is not aware of any other inhaled antibiotic product that would be specifically developed for the treatment of MRSA infection. Certain inhaled antibiotics in development, including levofloxacin, and ciprofloxacin inhalation formulations, may possess some level of in vitro or in vivo activity against MRSA, even though the compounds are not generally considered MRSA-antibiotics. It is therefore possible that such products, if approved, may present a competitive threat to AeroVanc. A combination product containing fosfomycin and tobramycin for inhalation (FTI) was developed by Gilead Sciences (Foster City, CA), and shown in a Phase 2 study to possess activity against Gram-negative and Gram-positive bacteria, including MRSA. Gilead terminated the development of the product, and licensed it to CURx Pharmaceuticals (San Diego, CA) in February, 2014. No clinical studies on FTI have been initiated by CURx. If FTI is developed, and approved, for the treatment of MRSA lung infection in CF, Savara believes it has the potential to present a competitive threat to the commercial success of AeroVanc.

Many small and large pharmaceutical companies have intravenously or orally administered MRSA-antibiotics on the market, and/or in development. Whereas such antibiotics are important in the treatment of many acute and chronic MRSA-infections, such as skin and soft tissue infections, pneumonia, or endocarditis, Savara does not believe these products are practical or sufficiently efficacious and/or safe for long-term management of chronic MRSA lung infection in CF patients. Therefore, Savara does not believe these products and product candidates are a material competitive threat to the commercial success of AeroVanc.

Savara is not aware of any other companies developing an inhaled form of GM-CSF. A glycosylated GM-CSF product, sargramostim (Leukine, Sanofi), is available on the market in the United States, intended for IV or subcutaneous delivery in patients with neutropenia following cancer chemotherapy. Leukine has not been approved, and according to Savara’s knowledge, is not being developed for the treatment of PAP or any other acute or chronic lung disease. The drug substance in Leukine, sargramostim, has been used in a nonclinical research project conducted by NIH/TRND in collaboration with the University of Cincinnati College of Medicine on the potential application of inhaled GM-CSF as a treatment for PAP. No clinical studies have been conducted to date under this collaboration project. Savara is aware of a multicenter clinical study of inhaled Leukine, using a standard commercially available nebulizer, which is currently ongoing in Japan, conducted by a consortium of independent clinical investigators. It is not known to Savara if this study, together with other possibly available related clinical or nonclinical information, may be, or will be, used to support a potential new product approval in Japan. If such a new product would be approved and launched in Japan, Savara believes it has the potential to present a material competitive threat to the commercial success of Molgradex in Japan.

Asset Purchase Agreement with Serendex A/S

On May 13, 2016, Savara entered into a Business Transfer Agreement with Serendex A/S (subsequently named to Serenova) under which Serendex agreed to sell, transfer and assign to Savara all of its assets and subsidiaries, certain of its contracts, and certain of its employees and liabilities (“Serendex Acquisition”). Serendex was a limited liability company incorporated in Denmark and was listed on the Oslo Stock Exchange until May 4, 2016. On July 15, 2016, Savara completed the Serendex Acquisition through its wholly-owned subsidiary, Savara ApS, a limited liability company established under the laws of Denmark.

The Serendex Acquisition was an important step in fulfilling Savara’s vision to become a specialty pharmaceutical company focused on rare respiratory diseases. Serendex was a biopharmaceutical development company advancing a pipeline and portfolio of novel inhalation therapies for the treatment of severe pulmonary conditions. Through the Serendex Acquisition, Savara gained access to the late-stage Molgradex program for the treatment of PAP, with a Phase 2/3 clinical study (IMPALA study) ongoing in EU and Japan. In addition to Molgradex, Savara gained access to an experienced development team familiar with all aspects of the Molgradex program.

As the purchase consideration, Savara agreed to provide the seller with 3,353,925 shares of Savara’s common stock. In addition to these purchase consideration shares, Savara agreed to pay the seller (i) $5,000,000 upon receipt of marketing approval of Molgradex for the treatment of PAP (the Product) by the European Medicines Agency, (ii) $15,000,000 upon receipt of marketing approval of the Product by the United States Food and Drug Administration, and (iii) $1,500,000 upon receipt of marketing approval of the Product by the Japanese Pharmaceuticals and Medical Devices Agency (the Contingent Milestone Payments).

Employees

As of March 6, 2017, Savara had 15 full-time employees and one part time employee, as well as several full-time or part time consultants. None of Savara’s employees are represented by a labor union or covered by a collective bargaining agreement. Savara considers its relationship with its employees to be good.

Facilities

Savara’s corporate headquarters is located in Austin, Texas, where the company leases approximately 2,800 square feet of office space pursuant to a lease that expires in 2019.

Savara believes that its existing facilities are adequate for its near-term needs. When the lease expires, Savara may look for alternate space for its operations. Savara believes that suitable alternative space would be available if required in the future on commercially reasonable terms.

Legal Proceedings

Savara is not currently a party to any material legal proceedings.

MAST MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Mast should be read in conjunction with the condensed consolidated financial statements and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. For additional context with which to understand the financial condition and results of operations of Mast, see the discussion and analysis included in Part II, Item 7 of Mast’s annual report on Form 10-K for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission, or SEC, on March 6, 2017, as well as the consolidated financial statements and accompanying notes contained therein. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. The discussion of the Mast financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Mast operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors —Risks Related to Mast” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Mast as of the date hereof, and Mast assumes no obligation to update any such forward-looking statement. Mast Therapeutics, Mast’s corporate logo, Aires Pharmaceuticals, Inc., VOICE Crisis Alert, and SynthRx are trademarks of Mast. All trademarks, service marks or trade names appearing in this proxy statement/prospectus/information statement are the property of their respective owners. Use or display by Mast of other parties’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsements or sponsorship of, Mast by the trademark, service mark or trade name owners.

Overview

Mast is a biopharmaceutical company developing clinical-stage therapies for serious or life-threatening diseases with significant unmet needs. Mast’s lead product candidate, AIR001, a sodium nitrite solution for inhalation via nebulization, has demonstrated positive hemodynamic benefits in patients with heart failure with preserved ejection fraction, or HFpEF, and pulmonary hypertension, and currently is in clinical development for HFpEF. Three investigator-sponsored Phase 2 studies of AIR001 in patients with HFpEF are being conducted by prestigious research institutions, including the 100-patient, randomized, double-blind, placebo-controlled crossover INDIE-HFpEF study being conducted by the Heart Failure Clinical Research Network, known as the HFN. Positive interim results from another of those ongoing studies were published in the Journal of Clinical Investigation in November 2016. Results from the INDIE-HFpEF study are expected in the first quarter of 2018.

Mast’s second product candidate, vepoloxamer (also known as MST-188), is in preclinical development to evaluate its potential therapeutic use in ischemic stroke. Vepoloxamer was previously in Phase 3 and Phase 2 clinical development in sickle cell disease and heart failure, respectively, but, in September 2016, following negative top-line results of the Phase 3 study in sickle cell disease known as EPIC, Mast determined to discontinue clinical development of vepoloxamer and wind down all of the clinical studies. Mast’s current development of vepoloxamer is limited to completing an NIH grant-funded nonclinical study of vepoloxamer in ischemic stroke. Mast does not plan to direct any additional capital toward the development of vepoloxamer during the next 12 months.

Mast has devoted substantially all of its resources to research and development, or R&D, and to acquisition of its product candidates. Mast has not yet marketed or sold any products or generated any significant revenue and Mast has incurred significant annual operating losses since inception. Mast incurred losses from operations of $36.5 million, $39.4 million and $29.3 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, Mast had an accumulated deficit of $311.1 million. Mast’s cash, cash equivalents, and investment securities were $11.3 million and its working capital was $7.3 million as of December 31, 2016.

Mast’s planned operating activities call for expenditures over the next 12 months that exceed its working capital as of December 31, 2016 and its ability to raise additional capital as needed is uncertain. Mast is focused on managing its operating expenses and maintaining adequate capital to run its business through consummation of the proposed merger with Savara. In addition to managing its operating expenses, Mast is exploring opportunities to monetize its vepoloxamer-related assets prior to consummation of the merger. Under the merger agreement, the exchange ratio is subject to adjustment based on Mast’s net cash balance at closing of the transaction (with “net cash” as specifically defined in the merger agreement) and Mast’s and Savara’s capitalization at closing. To the extent Mast’s net cash at closing is less than zero dollars, the exchange ratio may be adjusted in a manner that would reduce the ownership percentage of Mast’s stockholders in the combined company. There can be no assurance that Mast will be successful in completing the merger with Savara, monetizing Mast’s vepoloxamer-related assets, or maintaining or raising sufficient additional capital to fund continued operations. Mast estimates that its existing capital resources will be sufficient to fund its operations into the second quarter of 2017. If Mast is unable to consummate the merger with Savara, significant additional funds would be needed to fund Mast’s operations to execute on its business strategy and advance the AIR001 program and Mast may not be successful in those efforts. These circumstances raise substantial doubt about Mast’s ability to continue as a going concern. Mast’s financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Critical Accounting Policies and Significant Judgments and Estimates

The discussion and analysis of the financial condition and results of operations of Mast included in this proxy statement/prospectus/information statement is based upon consolidated financial statements and condensed consolidated financial statements that Mast has prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires Mast to make a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in these financial statements and accompanying notes. On an ongoing basis, Mast evaluates these estimates and assumptions, including those related to determination of the fair value of goodwill and acquired in-process research and development, or IPR&D, and recognition of R&D expenses and share-based compensation. Mast bases its estimates on historical information, when available, and assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Mast believes the following accounting estimates are those that can have a material impact on the financial condition or operating performance of Mast and involve substantial subjectivity and judgment in the application of Mast’s accounting policies to account for highly uncertain matters or the susceptibility of such matters to change. The following is not intended to be a comprehensive discussion of all of its significant accounting policies. See the notes accompanying the consolidated financial statements of Mast appearing in the most recent annual report on Form 10-K of Mast for a summary of all of Mast’s significant accounting policies and other disclosures required by U.S. GAAP.

Accrued Research and Development Expenses. As part of the process of preparing its financial statements, Mast is required to estimate its accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with its personnel to identify services that have been performed on Mast’s behalf and estimating the level of service performed and the associated cost incurred for the service when Mast has not yet been invoiced or otherwise notified of the actual cost. Many of its service providers invoice Mast monthly in arrears for services performed or when contractual milestones are met. Mast makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known to Mast at that time. Mast periodically confirms the accuracy of its estimates with the service providers and makes adjustments, if necessary. The majority of Mast’s accrued expenses relate to R&D services and related expenses. Examples of estimated accrued R&D expenses include:

•	fees paid to contract research organizations, or CROs, in connection with clinical studies;

•	fees paid to investigative sites and investigators in connection with clinical studies;

•	fees paid to contract manufacturing organizations, or CMOs, in connection with process development activities and production of nonclinical and clinical trial material;

•	fees paid to vendors in connection with nonclinical development activities; and

•	fees paid to consultants for regulatory-related advisory and data management services.

Mast bases its accrued expenses related to CROs and CMOs on its estimates of the services received and efforts expended pursuant to purchase orders or contracts with multiple service providers that Mast engages to conduct and manage its clinical studies and manufacture its clinical trial material on Mast’s behalf. The financial terms of its arrangements with its CROs and CMOs are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful completion of specified process development activities or the successful enrollment of patients and the completion of clinical study milestones. In accruing these service fees, Mast estimates, as applicable, the time period over which services will be performed (e.g., enrollment of patients, activation of clinical sites, etc.). If the actual timing varies from Mast’s estimate, Mast adjusts the accrual accordingly. In addition, there may be instances in which payments made to service providers will exceed the level of services provided and result in a prepayment of R&D expense, which Mast reports as an asset. The actual costs and timing of clinical studies and research-related manufacturing are uncertain and subject to change depending on a number of factors. Differences between actual costs of these services and the estimated costs that Mast has accrued in a prior period are recorded in the subsequent period in which the actual costs become known to Mast. Historically, these differences have not resulted in material adjustments, but such differences may occur in the future and have a material impact on the consolidated results of operations or financial position of Mast.

Business Combinations. Mast accounts for business combinations, such as its acquisitions of SynthRx in April 2011 and Aires Pharmaceuticals in February 2014, in accordance with Accounting Standards Codification, or ASC, Topic 805, Business Combinations, which requires the purchase price to be measured at fair value. When the purchase consideration consists entirely of shares of Mast’s common stock, Mast calculates the purchase price by determining the fair value, as of the acquisition date, of shares issued in connection with the closing of the acquisition and, if the transaction involves contingent consideration based on achievement of milestones or earn-out events, the probability-weighted fair value, as of the acquisition date, of shares issuable upon the occurrence of future events or conditions pursuant to the terms of the agreement governing the business combination. If the transaction involves such contingent consideration, Mast’s calculation of the purchase price involves probability inputs that are highly judgmental due to the inherent unpredictability of drug development, particularly by development-stage companies such as Mast. Mast recognizes estimated fair values of the tangible assets and intangible assets acquired, including IPR&D, and liabilities assumed as of the acquisition date, and Mast records as goodwill any amount of the fair value of the tangible and intangible assets acquired and liabilities assumed in excess of the purchase price.

Goodwill and Acquired IPR&D. In accordance with ASC Topic 350, Intangibles — Goodwill and Other, or ASC Topic 350, the goodwill and acquired IPR&D of Mast are determined to have indefinite lives and, therefore, are not amortized. Instead, they are tested for impairment annually and between annual tests if Mast becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. Mast performs its annual impairment testing as of September 30 of each year, or, in the case of initially acquired IPR&D, on the first anniversary of the date Mast acquired it and subsequently on September 30. Pursuant to Accounting Standards Update, or ASU, No. 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing

Goodwill for Impairment, and No. 2012-02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, Mast has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads Mast to determine that it is more likely than not (that is, a likelihood of more than 50%) that the goodwill or the acquired IPR&D of Mast is impaired. If Mast chooses to first assess qualitative factors and Mast determines that it is not more likely than not that goodwill or acquired IPR&D is impaired, Mast is not required to take further action to test for impairment. Mast also has the option to bypass the qualitative assessment and perform only the quantitative impairment test, which it may choose to do in some periods but not in others.

If Mast performs a quantitative assessment of goodwill, it utilizes the two-step approach prescribed under ASC Topic 350. Step 1 requires a comparison of the carrying value of a reporting unit, including goodwill, to its estimated fair value. Mast tests for impairment at the entity level because it operates on the basis of a single reporting unit. If the carrying value exceeds the fair value, Mast then performs Step 2 to measure the amount of impairment loss, if any. In Step 2, Mast estimates the fair value of its individual assets, including identifiable intangible assets, and liabilities to determine the implied fair value of goodwill. Mast then compares the carrying value of its goodwill to its implied fair value. The excess of the carrying value of goodwill over its implied fair value, if any, is recorded as an impairment charge.

Similarly, if Mast performs a quantitative assessment of IPR&D, Mast compares its carrying value to its estimated fair value to determine whether an impairment exists. In previous years, due to a lack of Level 1 or Level 2 inputs (as defined in Note 6, “Fair Value of Financial Instruments,” of the Notes to the Mast Consolidated Financial Statements appearing in this proxy statement/prospectus/information statement), the Multi-Period Excess Earnings Method, or MPEEM, which is a form of the income approach, was used to estimate the fair value of acquired IPR&D when performing a quantitative assessment. Under the MPEEM, the fair value of an intangible asset is equal to the present value of the asset’s projected incremental after-tax cash flows (excess earnings) remaining after deducting the market rates of return on the estimated value of contributory assets (contributory charge) over its remaining useful life. The MPEEM uses primarily Level 3 inputs (as defined in Note 6, “Fair Value of Financial Instruments,” of the Notes to the Mast Consolidated Financial Statements appearing in this proxy statement/prospectus/information statement). In evaluating potential impairment of Mast’s vepoloxamer-related acquired IPR&D as of December 31, 2016, Mast utilized Level 2 inputs in the form of expressions of interest in the vepoloxamer-related assets received recent to the valuation date to estimate fair value. While Mast continues to evaluate opportunities to monetize its vepoloxamer assets, Mast can provide no assurances that it will be able to do so. However, Mast believes that an approach based on third party expressions of interest is a more appropriate method for assessing fair value in the context of its current situation. Mast has limited time to further develop strategic opportunities for its vepoloxamer assets before the proposed merger with Savara is completed, and, as Savara did not ascribe any significant value to the vepoloxamer assets in the negotiation of the merger agreement, Mast does not believe it is appropriate to consider long-term cash flows that may only be achieved with significant further clinical development.

Mast’s determinations as to whether, and, if so, the extent to which, goodwill and acquired IPR&D become impaired are highly judgmental and, in the case of applying the MPEEM approach to estimate fair value, are based on significant assumptions regarding Mast’s projected future financial condition and operating results, changes in the manner of Mast’s use of the acquired assets, development of Mast’s acquired assets or its overall business strategy, and regulatory, market and economic environment and trends.

Share-based Compensation Expenses. Mast accounts for share-based compensation awards granted to employees, including non-employee members of the Mast Board, in accordance with ASC Topic 718, Compensation — Stock Compensation. Compensation expense for all share-based awards is based on the estimated fair value of the award on its date of grant and recognized on a straight-line basis over its vesting period. As share-based compensation expense is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. Mast estimates forfeitures at the time of grant based on the expected forfeiture rate for Mast’s unvested stock options, which is based in large part on its historical forfeiture rates, but also on assumptions believed to be reasonable under the circumstances. Mast revises its estimates in subsequent periods if actual forfeitures differ from those estimates. Although share-based compensation expense can be significant to its consolidated financial statements, it does not involve the payment of any cash by Mast.

Mast estimates the grant date fair value of a stock option award using the Black-Scholes option-pricing model, or Black-Scholes model. In determining the grant date fair value of a stock option award under the Black-Scholes model, Mast must make a number of assumptions, including the term of the award, the volatility of the price of Mast’s common stock over the term of the award, and the risk-free interest rate. Changes in these or other assumptions could have a material impact on the compensation expense Mast recognizes.

Results of Operations — Overview

Mast operates its business and evaluates its company on the basis of a single reportable segment, which is the business of developing therapies for serious or life-threatening diseases.

Revenue

Mast has not generated any revenue from product sales to date, and it does not expect to generate revenue from product sales until at least such time, if any, that Mast obtains approval from a regulatory agency to sell one or more of its product candidates, which Mast cannot predict with certainty will occur. If Mast enters into any licensing or other collaborative arrangements regarding its development programs, Mast may recognize revenue from those arrangements prior to commercial sale of any products.

Mast recognizes revenues from federal government research grants during the period in which it receives the grant funds, or their collection is reasonably assured, and Mast incurs the qualified expenditures. The expenditures are reflected as a component of R&D expense in the Statements of Operations and Comprehensive Loss.

Operating Expenses

Research and Development Expenses. Mast maintains and evaluates its R&D expenses by the type of cost incurred rather than by project. Mast dose this primarily because it outsources a substantial portion of its work and its R&D personnel and consultants work across multiple programs rather than dedicating their time to one particular program. Mast categorizes its R&D expenses as external clinical study fees and expenses, external nonclinical study fees and expenses, personnel costs and share-based compensation expense. The major components of Mast’s external clinical study fees and expenses are fees and expenses related to CROs and clinical study investigative sites and investigators. The major components of Mast’s external nonclinical study fees and expenses are fees and expenses related to preclinical studies and other nonclinical testing, research-related manufacturing, quality assurance and regulatory affairs services, and preparation of a new drug application, or NDA, for vepoloxamer. Research-related manufacturing expenses include costs associated with producing and/or purchasing active pharmaceutical ingredient (API), conducting process development activities, producing clinical trial material, producing material for stability testing to support regulatory filings, related labeling, testing and release, packaging and storing services, related consulting fees, and costs related to purchasing nebulizers for administration of AIR001. Impairment losses on R&D-related manufacturing equipment are also considered research-related manufacturing expenses. Personnel costs relate to employee salaries, benefits, severance (as applicable) and related costs.

A general understanding of drug development is critical to understanding Mast’s results of operations and, particularly, its R&D expenses. Drug development in the United States and most countries throughout the world is a process that includes several steps defined by the U.S. Food and Drug Administration, or FDA, and similar regulatory authorities in foreign countries. The FDA approval processes relating to new drug products differ depending on the nature of the particular product candidate for which approval is sought. With respect to any product candidate with active ingredients not previously approved by the FDA, a prospective drug product manufacturer is required to submit a NDA that includes complete reports of pre-clinical, clinical and laboratory studies and extensive manufacturing information to demonstrate the product candidate’s safety and effectiveness. Generally, an NDA must be supported by at least phase 1, 2 and 3 clinical studies, with each study typically more expensive and lengthy than the previous study.

Future expenditures on R&D programs are subject to many uncertainties, including the number of clinical studies required to be conducted for each development program and whether Mast will develop a product candidate with a partner or independently. At this time, due to such uncertainties and the risks inherent in drug product development and the associated regulatory process, Mast cannot estimate with any reasonable certainty the duration of or costs to complete its R&D programs, or whether or when or to what extent revenues will be generated from the commercialization and sale of any of its product candidates. The duration and costs of Mast’s R&D programs, in particular, the duration and costs associated with clinical studies and research-related manufacturing, can vary significantly as a result of a variety of factors, including:

•	the number of clinical and nonclinical studies necessary to demonstrate the safety and efficacy of a product candidate in a particular indication;

•	the number of patients who participate in each clinical study;

•	the number and location of sites included and the rate of site approval in each clinical study;

•	the rate of patient enrollment and ratio of randomized to evaluable patients in each clinical study;

•	the duration of patient treatment and follow-up;

•	the potential additional safety monitoring or other studies requested by regulatory agencies;

•	the time and cost to manufacture clinical trial material and commercial product, including process development and scale-up activities, and to conduct stability studies, which can last several years;

•	the availability and cost of comparative agents used in clinical studies;

•	the timing and terms of any collaborative or other strategic arrangements that Mast may establish; and

•	the cost, requirements, timing of and the ability to secure regulatory approvals.

Mast regularly evaluates the prospects of its R&D programs, including in response to available scientific, nonclinical and clinical data, Mast’s assessments of a product candidate’s market potential and Mast’s available resources, and make determinations as to which programs to pursue and how much funding to direct to each one.

Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses consist primarily of salaries, benefits and related costs for personnel in executive, finance and accounting, legal and marketing functions, and professional and consulting fees for accounting, legal, investor relations, business development, commercial strategy and research, human resources and information technology services. Other SG&A expenses include facility lease and insurance costs and in-licensing costs for third-party intellectual property, if any.

Transaction-Related Expenses. Transaction-related expenses consist of legal, accounting, financial and business development advisory fees associated with the evaluation of potential acquisition targets and execution of acquisition transactions, including Mast’s acquisition of Aires and the potential merger with Savara.

Interest Income. Interest income includes interest earned on Mast’s cash, cash equivalent and investment security balances.

Interest Expense. Interest expense consists of interest payments made and interest expense related to debt issuance costs and debt discount under Mast’s debt facility with Hercules and interest expense associated with payments under capital leases of equipment.

Other (Expense)/Income, Net. Other (expense)/income, net includes unrealized and realized gains and losses from foreign currency transactions and other non-operating gains and losses.

Results of Operations — Comparison of 2016 and 2015

Revenue. Mast recognized $128,000 of revenue for the year ended December 31, 2016. The revenue represents reimbursement of costs related to the nonclinical study of vepoloxamer that is being funded by a grant from the National Institute of Neurological Disorders and Stroke of the NIH. Mast recognized no revenue for the year ended December 31, 2015.

Operating Expenses. The following table illustrates the types of operating expenses Mast incurred in 2016 and 2015 and their respective percent of its total operating costs for those periods:

	Operating Expenses Years Ended December 31,
	2016	2015
Research and development	57%	72%
Selling, general and administrative	26%	28%
Transaction-related expenses	1%	—
Impairment of IPR&D	16%	—
Depreciation and amortization	0%	0%

Total operating expenses	100%	100%

R&D Expenses. In 2016, Mast’s most significant R&D expenses were external costs associated with the EPIC study, research-related manufacturing for vepoloxamer, its Phase 2 study of vepoloxamer in heart failure and preparing an NDA for vepoloxamer. These expenses consisted primarily of CRO and CMO expenses, clinical study and regulatory-related consulting expenses, and study site expenses, which include start-up costs as well as patient costs. In 2015, Mast’s most significant R&D expenses were external costs associated with the EPIC study, its Phase 2 studies of vepoloxamer in acute limb ischemia, or ALI (which Mast discontinued in the third quarter of 2015) and heart failure, and research-related manufacturing for vepoloxamer and AIR001. These expenses consisted primarily of CRO and CMO expenses, clinical study-related consulting and study site expenses.

The following table summarizes Mast’s consolidated R&D expenses by type for each of the periods listed and their respective percent of its total R&D expenses for 2016 and 2015 (in thousands, except for percentages):

	Years Ended December 31,
	2016	%	2015	%
External clinical study fees and expenses	$10,765	52%	$14,089	50%
External nonclinical study fees and expenses	5,375	26%	9,519	34%
Personnel costs	3,759	18%	4,058	14%
Share-based compensation expense	894	4%	598	2%

Total	$20,793	100%	$28,264	100%

R&D expenses decreased by $7.5 million, or 26.4%, to $20.8 million for the year ended December 31, 2016, compared to $28.3 million for the year ended December 31, 2015. This decrease was due primarily to a $4.1 million decrease in external nonclinical study fees and expenses, a $3.3 million decrease in external clinical study fees and expenses, and a $0.3 million decrease in personnel costs, offset by a $0.3 million increase in share-based compensation expense.

The $4.1 million decrease in external nonclinical study fees and expenses resulted primarily from decreases of $4.7 million in research-related manufacturing costs for vepoloxamer and $1.5 million related primarily to nonclinical studies of vepoloxamer to support Mast’s NDA submission, offset by increases of $1.9 million in external costs related to preparing the NDA and $0.2 million in research-related manufacturing costs for AIR001. The $3.3 million decrease in external clinical study fees and expenses was related primarily to decreases of $5.0 million in EPIC study costs (as patient enrollment was completed in February 2016) and $0.5 million in costs for Mast’s discontinued Phase 2 study of vepoloxamer in ALI, offset by increases of $1.3 million in costs for its Phase 2 study of vepoloxamer in heart failure and $0.9 million in costs related to AIR001 clinical study expenses. The $0.3 million decrease in personnel costs was due primarily to reductions in Mast’s workforce that occurred in the fourth quarter of 2016.

Selling, General and Administrative Expenses. In 2016 and 2015, Mast’s SG&A expenses primarily consisted of employee salaries and benefits, share-based compensation expense, facility lease and insurance costs, and professional and consulting fees for accounting, legal, investor relations, market strategy and research, human resources, facilities, and internal systems support.

SG&A expenses decreased by $1.7 million, or 14.8%, to $9.3 million for the year ended December 31, 2016, compared to $11.0 million for the year ended December 31, 2015. This decrease was due primarily to a $1.0 million decrease in personnel costs and a $0.5 million decrease in professional and consulting fees. Personnel costs for 2015 include $0.4 million of severance expense and $0.3 million of share-based compensation expense resulting from the termination of employment of Mast’s former president and chief operating officer in February 2015 and the acceleration of stock option vesting pursuant to the terms of his option agreements.

Transaction-Related Expenses. Transaction-related expenses of $0.3 million for the year ended December 31, 2016 consisted primarily of professional financial and legal advisor fees associated with evaluating strategic opportunities after determining that the Phase 3 study of vepoloxamer did not meet its primary efficacy endpoint and negotiating the merger agreement with Savara. There were no transaction-related expenses for the year ended December 31, 2015.

IPR&D Impairment Expense. Mast incurred an impairment expense of $6.0 million for the year ended December 31, 2016 due to its determination that the carrying amount of its vepoloxamer-related IPR&D exceeded its estimated fair value at December 31, 2016. See Note 4, “Goodwill and IPR&D,” of the Notes to the Mast Consolidated Financial Statements appearing in this proxy statement/prospectus/information statement for a discussion of Mast’s IPR&D impairment analysis.

Interest Expense. Interest expense for the year ended December 31, 2016 was $2.1 million, compared to interest expense of $0.6 million for the year ended December 31, 2015. The variance of $1.5 million is attributed to a full year of interest expense on Mast’s debt facility in 2016, including nine months on a $15.0 million principal balance, versus four months of interest expense on Mast’s debt facility in 2015, as well as increased amortization of debt issuance costs as a result of a change in the amortization schedule of such costs due to prepayment of $10.0 million of the principal balance in October 2016.

Net Loss. Net loss was $36.1 million, or $0.17 per share (basic and diluted), for the year ended December 31, 2016, compared to a net loss of $39.8 million, or $0.25 per share (basic and diluted), for the year ended December 31, 2015.

Income Tax Benefit. In connection with recognizing an impairment loss on its vepoloxamer-related IPR&D, Mast reduced its deferred tax liability associated with the vepoloxamer-related IPR&D from $2.6 million to $0.2 million and recorded $2.4 million as an income tax benefit.

Results of Operations — Comparison of 2015 and 2014

Revenue. Mast recognized no revenue for the years ended December 31, 2015 and 2014.

Operating Expenses. The following table illustrates the types of operating expenses Mast incurred in 2015 and 2014 and their respective percent of its total operating costs for those periods:

	Operating Expenses Years Ended
	2015	2014
Research and development	72%	66%
Selling, general and administrative	28%	33%
Transaction-related expenses	—	1%
Depreciation and amortization	0%	0%

Total operating expenses	100%	100%

R&D Expenses. In 2015, Mast’s most significant R&D expenses were external costs associated with the EPIC study, its Phase 2 studies of vepoloxamer in ALI and heart failure, and research-related manufacturing for vepoloxamer and AIR001. These expenses consisted primarily of CRO and CMO expenses, clinical study-related consulting and study site expenses. In 2014, Mast’s most significant R&D expenses were external costs associated with the EPIC study, its Phase 2 study of vepoloxamer in ALI, and research-related manufacturing for vepoloxamer.

The following table summarizes Mast’s consolidated R&D expenses by type for each of the periods listed and their respective percent of Mast’s total R&D expenses for such periods (in thousands, except for percentages):

	Years Ended December 31,
	2015	%	2014	%
External clinical study fees and expenses	$14,089	50%	$11,158	57%
External nonclinical study fees and expenses	9,519	34%	4,451	23%
Personnel costs	4,058	14%	3,401	18%
Share-based compensation expense	598	2%	425	2%

Total	$28,264	100%	$19,435	100%

R&D expenses increased by $8.8 million, or 45.4%, to $28.3 million for the year ended December 31, 2015, compared to $19.4 million for the year ended December 31, 2014. The increase in R&D expenses in 2015 compared to 2014 was due to a $5.1 million increase in external nonclinical study fees and expenses, a $2.9 million increase in external clinical study fees and expenses, a $0.7 million increase in personnel costs and a $0.2 million increase in share-based compensation expense.

The $5.1 million increase in external nonclinical study fees and expenses resulted primarily from increases of: 1) $2.9 million in research-related manufacturing costs for vepoloxamer, 2) $1.8 million primarily related to nonclinical toxicology studies of vepoloxamer to support Mast’s NDA submission, and 3) $0.4 million in consulting expenses for vepoloxamer NDA-readiness activities. The $2.9 million increase in external clinical study fees and expenses was related primarily to increases of $3.3 million in EPIC study costs and $0.9 million in costs for Mast’s Phase 2 study of vepoloxamer in heart failure, offset by decreases of $0.8 million in costs for the discontinued Phase 2 study of vepoloxamer in ALI and $0.5 million in costs related to AIR001 clinical study expenses. The $0.7 million increase in personnel costs resulted primarily from additional regulatory, clinical operations, and research-related manufacturing staff hired in 2015.

Selling, General and Administrative Expenses. In 2015 and 2014, Mast’s SG&A expenses primarily consisted of employee salaries and benefits, share-based compensation expense, facility lease and insurance costs, and professional and consulting fees for accounting, legal, investor relations, market strategy and research, human resources, facilities and internal systems support.

SG&A expenses increased by $1.5 million, or 15.6%, to $11.0 million for the year ended December 31, 2015, compared to $9.5 million for the year ended December 31, 2014. This increase was due primarily to a $0.7 million increase in professional and consulting fees and a $0.5 million increase in personnel costs. Personnel costs for 2015 include $0.4 million of severance expense and $0.3 million of share-based compensation expense resulting from the termination of employment of Mast’s former president and chief operating officer in February 2015 and the acceleration of stock option vesting pursuant to the terms of his option agreements.

Transaction-Related Expenses. There were no transaction-related expenses for the year ended December 31, 2015. Transaction-related expenses of $0.3 million for the year ended December 31, 2014 consisted primarily of legal fees associated with the acquisition of Aires.

Interest Expense. Interest expense for the year ended December 31, 2015 was $603,000, $601,000 of which was related to the debt facility with Hercules. There was no interest expense in the year ended December 31, 2014.

Other Income/(Expense), Net. Other income/(expense), net for the year ended December 31, 2015 was negligible. Other income, net for the year ended December 31, 2014 consisted primarily of a $0.5 million bargain purchase gain associated with the acquisition of Aires.

Net Loss. Net loss was $39.8 million, or $0.25 per share (basic and diluted), for the year ended December 31, 2015, compared to a net loss of $28.7 million, or $0.23 per share (basic and diluted), for the year ended December 31, 2014.

IPR&D Impairment and Associated Decrease in Deferred Income Tax Liability

In accordance with Mast’s accounting policy related to acquired IPR&D, Mast tests for impairment of acquired IPR&D annually as of September 30, and between annual tests if Mast becomes aware of an event or change in circumstances that would indicate its carrying value may be impaired. In October 2016, Mast engaged an investment bank as a financial adviser in connection with evaluating strategic opportunities for the company, including monetization of its vepoloxamer-related assets. At that time, Mast had determined to discontinue all clinical development of vepoloxamer in order to focus on the AIR001 program, but Mast continued to support a grant-funded nonclinical study of vepoloxamer in ischemic stroke. In connection with its annual impairment testing, Mast determined that vepoloxamer still had technological feasibility and Mast continues to believe that is the case. However, its evaluation of strategic opportunities during the fourth quarter of 2016 indicated that the carrying value of the vepoloxamer-related acquired IPR&D, which was $6.5 million at September 30, 2016, exceeded its fair value. Mast identified limited opportunities to monetize the vepoloxamer-related assets and its proposed merger partner, Savara, did not ascribe any significant value to those assets in negotiation of the merger agreement and agreed to allow Mast to continue to seek to monetize those assets during the pre-closing period of the proposed merger, including through a sale or other transfer of all or substantially all of the assets. These changes in circumstances indicated to Mast that the carrying value of the IPR&D may be impaired. Accordingly, Mast performed a quantitative assessment of the vepoloxamer-related acquired IPR&D as of December 31, 2016. As discussed in Note 4, “Goodwill and IPR&D,” of the Notes to the Mast Condensed Consolidated Financial Statements appearing in this proxy statement/prospectus/information statement, Mast concluded that, as of December 31, 2016, the carrying value of the vepoloxamer-related acquired IPR&D exceeded its estimated fair value by approximately $6.0 million. Accordingly, Mast reduced the carrying value of its IPR&D on its consolidated balance sheet as of December 31, 2016 by $6.0 million to $0.5 million. Mast also decreased its deferred income tax liability by $2.4 million to reflect the appropriate tax liability at approximately 40% of the fair value of the IPR&D as of December 31, 2016.

Liquidity and Capital Resources

Mast has a history of annual losses from operations and Mast anticipates that it will continue to incur losses for at least the next several years. For the years ended December 31, 2016, 2015 and 2014, Mast incurred losses from operations of $36.5 million, $39.4 million and $29.3 million, respectively. Mast’s cash, cash equivalents and investment securities were $11.3 million and its working capital was $7.3 million at December 31, 2016.

Mast historically has funded its operations principally through proceeds from sales of its equity securities.

In February 2016, Mast completed an underwritten public offering with gross proceeds of $8.0 million from the sale and issuance of 29,090,910 units, each consisting of one share of Mast’s common stock and one warrant to purchase one share of Mast’s common stock. Net proceeds, after deducting underwriting discounts and commissions and other estimated offering expenses, were approximately $7.3 million. The warrants have an exercise price of $0.42 per share, are exercisable any time on or before February 16, 2021, subject to certain beneficial ownership limitations.

In November 2014, Mast completed an underwritten public offering with gross proceeds of $21.0 million from the sale and issuance of units consisting of shares of Mast common stock and warrants to purchase Mast common stock at an exercise price of $0.75 per share and units consisting of “pre-funded” warrants to purchase shares of Mast common stock at an exercise price of $0.01 per share and warrants to purchase shares of Mast common stock at an exercise price of $0.75 per share. Mast issued and sold an aggregate of 30,941,102 shares of Mast common stock, pre-funded warrants exercisable for up to 13,081,428 shares, and warrants exercisable for up to 22,011,265 shares. Net proceeds, after deducting underwriting discounts and commissions and other offering expenses, were $19.7 million. All of the pre-funded warrants had been exercised by September 30, 2016. The other warrants are outstanding and exercisable at any time on or before November 12, 2019, subject to certain beneficial ownership limitations.

Mast may receive up to $18.3 million, $16.5 million, and $11.9 million of additional net proceeds from the exercise of warrants issued in the underwritten public offerings Mast completed in June 2013, November 2014, and February 2016, respectively. However, the timing of the exercise and extent to which any of these warrants are exercised before they expire are beyond Mast’s control and depend on a number of factors, including certain beneficial ownership limitations and the market price of Mast common stock. The exercise prices of these warrants are $0.65, $0.75, and $0.42 per share, respectively. In comparison, the closing sale price of Mast common stock on March 2, 2017 was $0.12 per share and Mast does not expect the holders of the warrants to exercise them unless and until Mast common stock trades at or above the exercise price of their warrants. In addition, if at the time of exercise there is not an effective registration statement available for the issuance of the shares subject to the warrants, they may be exercised on a “cashless” net issuance basis, in which case Mast would not receive any proceeds from the exercise of these warrants. In the event of certain fundamental transactions, including a business combination whereby another person or group of persons acquires more than 50% of the outstanding shares of Mass common stock, the holders of these warrants have the right, upon subsequent exercise of the warrants, to the same amount and kind of consideration as the holder would have been entitled to receive if it had exercised its warrants immediately prior to the transaction. The warrant holders in certain circumstances may also have rights to require Mast or any successor entity to purchase the holder’s warrants for cash in an amount equal to the Black Scholes value of the unexercised portion of the holder’s warrants. If Mast purchases outstanding warrants for cash, it may have a significant adverse impact on its liquidity and capital resources.

In February 2014, Mast entered into a sales agreement with Cowen and Company, LLC, or Cowen, to sell shares of Mast’s common stock, with aggregate gross sales proceeds of up to $30.0 million, from time to time, through an at-the-market, or ATM, equity offering program, under which Cowen acts as sales agent. In August 2015, Mast terminated this agreement upon entry into a new sales agreement with Cowen to sell shares of its common stock, with aggregate gross sales proceeds of up to $30.0 million, from time to time, through an ATM program. As of December 31, 2016, Mast, through Cowen, had sold an aggregate of 73,003,405 shares at a weighted-average sales price of $0.40 per share under the ATM programs for aggregate gross proceeds of $29.4 million and $28.1 million in aggregate net proceeds, after deducting sales agent commission and discounts and Mast’s other offering costs. As of December 31, 2016, approximately $18.0 million remains available under the ATM program (on a gross proceeds basis).

In 2015, Mast borrowed $15.0 million under a debt facility whereby Mast received proceeds of approximately $14.8 million, net of fees. The debt facility is governed by a loan and security agreement, as amended, among Mast, Hercules Technology III, L.P., and Hercules Capital, Inc. (formerly known as Hercules Technology Growth Capital, Inc.), together referred to as Hercules. During the three months ended September 30, 2016, the top-line results of the Phase 3 clinical study of vepoloxamer triggered a prepayment provision under the loan and security agreement requiring Mast to prepay to Hercules $10.0 million of the principal balance of the loan and any accrued but unpaid fees and expenses (referred to as the Second Advance Prepayment). Mast made the Second Advance Prepayment on October 3, 2016. Mast is required to repay the remaining principal balance in equal monthly installments of principal and interest payments on the first business day of each month through the scheduled maturity date of January 1, 2019. The principal balance as of March 2, 2017 was $3.0 million.

Because the proposed merger with Savara would result in a change in control of Mast under the loan and security agreement with Hercules, triggering immediate repayment of the outstanding amount of all principal, accrued interest, accrued, unpaid fees and expenses, together with a prepayment charge of 2% of the principal balance and an end of term charge of $712,500 (referred to as the Change in Control Prepayment Provisions), in March 2017, Mast entered into an amendment to the loan and security agreement whereby Hercules agreed that the proposed merger with Savara would not trigger the Change in Control Repayment Provisions and that the loan would remain in place upon its existing terms, including the January 1, 2019 scheduled maturity date, following the consummation of the proposed merger, provided the transaction is completed on or before April 30, 2017. However, beginning on the effective date of the amendment, the combined company will be required to maintain (a) at least $4 million of cash unless and until Mast, Savara or the combined company raise at least $6 million in net cash proceeds from equity and/or subordinated debt financings on or before April 30, 2017 and (b) at least $2 million of cash unless and until Mast, Savara or the combined company raise at least $20 million in net cash proceeds from equity and/or subordinated debt financings and/or other financing sources approved by Hercules (including grant amounts) on or before August 31, 2017. This amendment to the loan and security agreement will become effective only upon consummation of the proposed merger. The combined company’s failure to comply with the minimum cash requirements set forth in the amendment would be an event of default, providing Hercules with the right to require immediate repayment in full of the loan and to exercise other remedies against the combined company, including those described below. In consideration for the amendment and the consents and waivers provided therein by Hercules, Mast paid an amendment fee of $50,000 to Hercules upon execution of the amendment. In addition, Mast has entered into a third amendment of its warrant agreement with Hercules, pursuant to which, as of the date the amendment to the loan and security agreement becomes effective, the warrant exercise price, which currently is $0.275 per share, will be reduced to the lesser of (a) $0.10 per share and (b) if the closing market price of Mast common stock is lower than $0.10 per share for three consecutive days between January 6, 2017 and the date of the consummation of the merger, the lowest three-day volume-weighted average price of Mast common stock during that period.

See Note 9, “Debt Facility,” of the Notes to the Mast Condensed Consolidated Financial Statements in this proxy statement/prospectus/information statement for additional information regarding Mast’s debt facility with Hercules. Mast’s obligations under Mast’s agreement with Hercules are secured by substantially all of Mast’s assets other than its intellectual property, but including proceeds from the sale, licensing or other disposition of its intellectual property. Mast’s intellectual property is subject to negative covenants, which, among other things, prohibit Mast from selling, transferring, assigning, mortgaging, pledging, leasing, granting a security interest in or otherwise encumbering Mast’s intellectual property, subject to limited exceptions. The agreement includes a number of other restrictive covenants that may limit Mast’s ability to raise capital through other debt or equity financing. The debt facility also includes events of default, the occurrence and continuation of which would provide Hercules with the right to exercise remedies against Mast and the collateral securing its indebtedness, which include declaring payment of all or any part of the debt, together with an end of term charge of $712,500 and a prepayment charge of 1% or 2% of the then outstanding principal balance, immediately due and payable. These events of default include, among other things, its failure to pay any amount due on the due date, Mast’s breach or default in the performance of any covenant under the debt facility, Mast’s insolvency, the attachment, seizure, or filing of a levy against Mast’s assets or a judgment entered against it in an amount greater than $250,000, the occurrence of any default under certain other indebtedness, and, subject to limited exceptions, the occurrence of an event or circumstance that would reasonably be expected to have a material adverse effect on the business, operations, assets or financial condition of Mast, its ability to repay its indebtedness in accordance with the terms of the debt facility, or on the collateral securing Mast’s indebtedness.

In 2016, Mast entered into an agreement with Duke University on behalf of its Duke Clinical Research Institute, which is the coordinating center for the INDIE-HFpEF study of AIR001, which agreement requires that Mast provides test material (AIR001 and placebo), drug delivery devices (nebulizers), regulatory and technical support, and up to approximately $3 million of financial support to Duke for the performance of the clinical study. The financial support payments are tied to achievement of study-related milestones. Mast currently anticipates that approximately $2.3 million in milestone payments will be achieved in 2017 and an additional $0.1 million during the first quarter of 2018.

The Merger Agreement provides that, immediately following the consummation of the merger, the executive officers of the combined company will be designated by Savara and Mast does not anticipate that any of its current executive officers will continue to serve as executive officers of the combined company. Mast also anticipates the termination of employment of its other two full-time employees in connection with the consummation of the merger. As a result, and in accordance with the Executive Severance Agreements between Mast and each of its current executive officers and the severance arrangements for its non-officer employees approved by the Mast Board, Mast expects to make cash severance payments to its existing employees totaling approximately $1.8 million on or about the date the merger is completed. In addition, if the merger is consummated on or before July 6, 2017, Mast expects to make cash bonus payments totaling approximately $156,000 to its existing employees on or about the date the merger is completed. Please see the section entitled “Interests of the Mast Directors and Executive Officers in the Merger” for additional discussion of severance and bonus arrangements with its executive officers.

Mast has incurred, and expects to incur additional, significant transaction-related expenses in connection with negotiating and executing the Merger Agreement with Savara and completing the transactions contemplated by the Merger Agreement. Transaction-related expenses, which include legal, accounting and financial advisor fees, tail insurance premiums and other service provider costs, are currently estimated to total approximately $2.6 million. Mast incurred $0.3 million of these costs during the fourth quarter of 2016 and recorded that amount as transaction-related expenses on its consolidated statements of operations and comprehensive loss. As of December 31, 2016, $0.2 million of these costs were accrued on its consolidated balance sheet. Mast expects to incur the remainder of the anticipated transaction-related expenses in the first half of 2017.

For a discussion of Mast’s liquidity and capital resources outlook, see “Management Outlook” below.

The following table sets forth a summary of the primary sources and uses of cash and cash equivalents for each of the years presented below (in thousands):

	Years Ended December 31,
	2016	2015	2014
Net cash (used in) provided by:
Operating activities	$(37,267)	$(32,949)	$(24,645)
Investing activities	$15,199	$3,395	$481
Financing activities	$7,558	$16,798	$34,291
Net (decrease)/increase in cash and cash equivalents	$(14,510)	$(12,756)	$10,127

Operating activities. Net cash used in operating activities in 2016 was $37.3 million and consisted primarily of a net loss of $36.1 million adjusted for non-cash items, including impairment of IPR&D of $6.0 million, a decrease for the related income tax benefit of $2.4 million, share-based compensation expense of $2.6 million, amortization of debt issuance costs and debt discount of $1.0 million and a net decrease of $8.6 million due to changes in assets and liabilities. Net cash used in operating activities in 2015 was $32.9 million and consisted primarily of a net loss of $39.8 million adjusted for non-cash items, including share-based compensation expense of $2.7 million, a net increase of $3.9 million due to changes in assets and liabilities, and $0.2 million of amortization of debt issuance costs and debt discount. Net cash used in operating activities in 2014 was $24.6 million and consisted primarily of a net loss of $28.7 million adjusted for non-cash items, including share-based compensation expense of $2.0 million, a net increase of $2.4 million due to changes in assets and liabilities, offset by a gain on bargain purchase for the Aires acquisition of $0.5 million.

Investing activities. Net cash provided by investing activities was $15.2 million in 2016, $3.4 million in 2015 and $0.5 million in 2014. Net cash provided by investing activities has fluctuated significantly from period to period primarily due to the timing of purchases and maturities of investment securities, as well as $3.5 million in cash obtained in the Mast acquisition of Aires in 2014.

Financing activities. Net cash provided by financing activities was $7.6 million in 2016, $16.8 million in 2015 and $34.3 million in 2014. Net cash provided by financing activities in 2016 consisted of net proceeds of $11.5 million from sales of Mast common stock under the ATM program, net proceeds of $7.3 million from an underwritten public offering of Mast equity securities in February 2016 and net proceeds of $0.5 million from warrant exercises, offset primarily by payments of $11.7 million on the Mast debt facility. Net cash provided by financing activities in 2015 consisted of net proceeds of $14.8 million under the Mast debt facility and $2.0 million from sales of its shares of common stock under the ATM program. Net cash provided by financing activities in 2014 consisted of net proceeds of $19.7 million from an underwritten public offering of Mast equity securities completed in November 2014 and net proceeds of $14.6 million from sales of Mast common stock under the ATM program.

Contractual Obligations

The following is a summary of Mast’s long-term contractual obligations as of December 31, 2016 (in thousands):

	Total	Less than 1 year	1 -3 years	3 -5 years	More than 5 years
Long-term debt obligation with Hercules	$4,059	$1,521	$2,538	$—	$—
Payments to Duke University relating to INDIE-HFpEF clinical study of AIR001	2,350	2,250	100	—	—
Capital lease obligations	29	10	19	—	—
Operating lease obligations	1,830	489	1,104	237	—

Total	$8,268	$4,270	$3,761	$237	$—

Management Outlook

Subject to approval of Mast’s stockholders and Savara’s stockholders and satisfaction or waiver of the other conditions to closing, Mast expects the proposed merger will be completed in the second quarter of 2017. If the proposed merger does not close, Mast may elect to, among other things, attempt to complete another strategic transaction like the proposed merger, attempt to sell or otherwise dispose of its various assets, or continue to operate its business, focusing on advancing the development of AIR001. If the Mast Board decides to dissolve Mast and liquidate its assets, Mast would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount or timing of available cash left to distribute to Mast’s stockholders after paying its debts and other obligations and setting aside funds for potential future claims.

Based on Mast’s projected capital needs to continue to operate its business if Mast does not complete the proposed merger with Savara, its current cash, cash equivalents and investment securities and working capital will not be sufficient to fund its operations for the next 12 months and its ability to raise additional capital as needed is uncertain. Mast expects that its working capital as of December 31, 2016 will be sufficient to fund its operations into the second quarter of 2017. Mast is focused on managing its operating expenses and maintaining adequate cash to run its business until Mast closes the proposed merger. In addition to managing its operating expenses, Mast is exploring opportunities to monetize its vepoloxamer-related assets prior to consummation of the merger. However, Mast may not be successful in completing the merger with Savara, monetizing its vepoloxamer-related assets, or raising sufficient additional capital to continue to operate its business. These uncertainties raise substantial doubt about its ability to continue as a going concern.

Estimates of the period of time through which its current financial resources will be adequate to support its operations are forward-looking statements based on significant assumptions. Mast could utilize its financial resources sooner than Mast currently expects. Forward-looking statements involve a number of risks and uncertainties and actual results could differ materially if the assumptions on which Mast has based its forward-looking statements prove to be wrong. Factors that will affect Mast’s operating expenses and future capital requirements include, but are not limited to:

•	the extent of expenses incurred in connection with seeking stockholder approval of the proposed merger and completing the transactions contemplated by the Merger Agreement;

•	Mast’s ability to manage its operating costs;

•	the scope and nature of activities Mast pursues to advance development of its product candidates, including clinical and nonclinical studies and research-related manufacturing activities;

•	delays in commencement and completion of clinical and nonclinical studies of its product candidates and the extent to which results are negative or inconclusive;

•	resources allocated to pursue strategic opportunities for its vepoloxamer-related assets, or, if Mast does not consummate the proposed merger with Savara, to pursue potential financing transactions or strategic opportunities for all of its assets, and the nature of any such transaction, if executed; and

•	Mast’s ability to avoid an event of default under its loan agreement with Hercules that would accelerate repayment of all or part of its obligations under the agreement.

If Mast is unable to raise sufficient additional capital as needed, Mast may further reduce its operations and Mast may also be compelled to repay all of its outstanding debt to Hercules and/or sell certain assets, including intellectual property assets, for less than what Mast believes their value may be under other circumstances, any of which would have a material and adverse effect on its financial condition and ability to pursue its business strategy.

Recent Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies,” of the Notes to the Mast Condensed Consolidated Financial Statements in this proxy statement/prospectus/information statement for a discussion of recent accounting pronouncements and their effect, if any, on Mast.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MAST MARKET RISK

Mast has market risk exposure related to its cash, cash equivalents and investment securities. Mast invests its excess cash in FDIC-insured certificates of deposit. Changes in interest rates affect the interest income Mast earns on its investments and therefore impacts its cash flows and results of operations.

Mast does not believe that its cash, cash equivalents and investment securities have significant risk of default or illiquidity. While Mast believes its cash and cash equivalents do not contain excessive risk, Mast cannot provide absolute assurance that in the future its investments will not be subject to adverse changes in market value. In addition, Mast maintains significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

Mast also has interest rate exposure as a result of its debt facility with Hercules. As of December 31, 2016, the outstanding principal amount of the term loan was $3.3 million. The outstanding principal under the loan accrues interest at a rate equal to the greater of (i) 8.95% plus the prime rate as reported from time to time in The Wall Street Journal minus 3.25%, and (ii) 8.95%. Changes in the prime rate may therefore affect Mast’s interest expense associated with its secured term loan.

If a 10% change in interest rates from the interest rates on December 31, 2016 were to have occurred, this change would not have had a material effect on the value of Mast’s investment portfolio or on Mast’s interest expense obligations with respect to outstanding borrowed amounts.

Inflation generally affects Mast by increasing its cost of labor and clinical trial costs. Mast does not believe that inflation has had a material effect on its results of operations during the periods presented.

SAVARA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of Savara’s financial condition and results of operations together with the section entitled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data — Selected Historical Consolidated Financial Data of Savara” and Savara’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement. This discussion and other parts of this proxy statement/prospectus/information statement contain forward-looking statements that involve risks and uncertainties, such as its plans, objectives, expectations, intentions and beliefs. Savara’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors Related to Savara” included elsewhere in this proxy statement/prospectus/information statement.

Overview

Savara is a clinical stage specialty pharmaceutical company focused on the development and commercialization of product candidates for patients with rare respiratory diseases, including cystic fibrosis (CF), and pulmonary alveolar proteinosis (PAP). Savara’s lead clinical stage product candidate, AeroVanc, is an inhaled formulation of vancomycin, intended for the treatment of persistent methicillin-resistant Staphylococcus aureus (MRSA) lung infection in CF patients. Savara’s second clinical stage product candidate, Molgradex, is an inhaled formulation of recombinant human granulocyte-macrophage colony-stimulating factor (GM-CSF), intended for the treatment of PAP. Savara was formed as a corporation in Delaware in 2007. Savara operates in one segment and has its principal offices in Austin, Texas. Since inception, Savara has devoted substantially all of its efforts and resources to identifying and developing its product candidates, recruiting personnel, and raising capital. Savara has incurred operating losses and negative cash flow from operations and has no material product revenue from inception to date. Savara has not yet commenced commercial operations. From inception to December 31, 2016, Savara has raised net cash proceeds of approximately $42.9 million, primarily from private placements of convertible preferred stock and bridge financings.

Savara has never been profitable and has incurred operating losses in each year since inception. Savara’s net losses were $10.9 million and $9.0 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, Savara had an accumulated deficit of $38.4 million. Substantially all of Savara’s operating losses resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations.

Savara has chosen to operate by outsourcing its manufacturing and most of its clinical operations. Savara expects to incur significant additional expenses and increasing operating losses for at least the next several years as it initiates and continues the clinical development of, and seeks regulatory approval for, its product candidates and adds personnel necessary to operate as a public company with an advanced clinical candidate pipeline of products. In addition, operating as a publicly traded company would involve the hiring of additional financial and other personnel, upgrading its financial information systems and incurring costs associated with operating as a public company. Savara expects that its operating losses will fluctuate significantly from quarter to quarter and year to year due to timing of clinical development programs and efforts to achieve regulatory approval.

As of December 31, 2016, Savara had cash of $13.4 million. Savara will continue to require substantial additional capital to continue its clinical development and potential commercialization activities. Accordingly, Savara will need to raise substantial additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on its financial condition and its ability to develop its product candidates.

Recent Events

On January 6, 2017, Savara entered into the Merger Agreement with Mast pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, that a wholly owned subsidiary of Mast will merge with and into Savara, with Savara becoming a wholly-owned subsidiary of Mast and the surviving corporation of the merger. At the closing of the merger, each outstanding share of Savara’s common stock will be converted into the right to receive approximately 41 pre-split shares of common stock of Mast, as well as the payment of cash in lieu of fractional shares. Immediately following the effective time of the Merger, Mast equity holders are expected to own approximately 23% of the combined company, with Savara’s preexisting equity holders expected to own approximately 77%.

Financial Operations Overview

Research and Development Expenses

Research and development expenses represent costs incurred to conduct research and development, such as the development of Savara’s product candidates. Savara recognizes all research and development costs as they are incurred. Research and development expenses consist primarily of the following:

•	expenses incurred under agreements with consultants and clinical trial sites that conduct research and development activities on Savara’s behalf;

•	laboratory and vendor expenses related to the execution of clinical trials;

•	contract manufacturing expenses, primarily for the production of clinical supplies; and

•	internal costs that are associated with activities performed by Savara’s research and development organization and generally benefit multiple programs. Where appropriate, these costs are allocated by product candidate. Unallocated internal research and development costs consist primarily of:

•	personnel costs, which include salaries, benefits and stock-based compensation expense;

•	allocated facilities and other expenses, which include expenses for rent and maintenance of facilities and depreciation expense; and

•	regulatory expenses and technology license fees related to development activities.

The largest component of Savara’s operating expenses has historically been its investment in research and development activities. The following table shows Savara’s research and development expenses for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(in thousands)
Product candidates:
AeroVanc	$5,673	$4,321
Molgradex	2,509	—
Other clinical programs and research related costs	—	—

Total research and development expenses	$8,182	$4,321

Savara expects research and development expenses will increase in the future as Savara advances its product candidates into and through clinical trials and pursues regulatory approvals, which will require a significant increased investment in regulatory support and contract manufacturing and inventory build-up related costs. In addition, Savara continues to evaluate opportunities to acquire or in-license other product candidates and technologies, which may result in higher research and development expenses due to license fee and/or milestone payments.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. Savara may never succeed in timely developing and achieving regulatory approval for its product candidates. The probability of success of Savara’s product candidates may be affected by numerous factors, including clinical data, competition, intellectual property rights, manufacturing capability and commercial viability. As a result, Savara is unable to accurately determine the duration and completion costs of Savara’s development projects or when and to what extent Savara will generate revenue from the commercialization and sale of any of its product candidates.

General and Administrative Expenses

General and administrative expenses consist of personnel costs, facility expenses and expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation. Facility expenses consist of rent and other related costs. General and administrative costs also include depreciation expense and other supplies. Savara expects to incur additional expenses as a result of becoming a public company following completion of the merger, including expenses related to compliance with the rules and regulations of the SEC and the NYSE, additional insurance, investor relations and other administrative expenses and professional services.

Critical Accounting Policies and Estimates

Savara’s management’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Savara to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, Savara evaluates these estimates and judgments. Savara bases its estimates on historical experience and on various assumptions that Savara believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. Savara believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Accrued Research and Development Expenses

Savara records accrued expenses for estimated costs of its research and development activities conducted by external service providers, which include the conduct of clinical trial and contract formulation and manufacturing activities. Savara records the estimated costs of development activities based upon the estimated amount of services provided but not yet invoiced, and includes these costs in accrued liabilities in the consolidated balance sheet and within development expense in the consolidated statement of operations and comprehensive loss. These costs are a significant component of Savara’s research and development expenses. Savara records accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these external service providers.

Savara estimates the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. Savara makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, Savara adjusts their accrued estimates.

Stock-based Compensation

Savara recognizes stock-based awards to employees and directors, including stock options, based on the fair value on the grant date using the Black-Scholes option pricing model. The related stock-based compensation is recognized as expense on a straight line-basis over the employee’s or director’s requisite service period

(generally the vesting period). Noncash stock compensation expense is based on awards ultimately expected to vest and is reduced by an estimate for future forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates.

Savara accounts for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of options granted to non-employees is measured using the Black-Scholes option pricing model reflecting similar assumptions for employees except that the expected term is based on the options’ remaining contractual term instead of the simplified method in each of the reported periods. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

In determining the fair value of the stock-based awards, Savara uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock. The fair value of the shares of common stock underlying stock options has historically been determined by Savara’s board of directors. In order to determine the fair value of the common stock at the time of grant of the option, the Savara Board considered, among other things, valuations performed by an independent third-party. Because there has been no public market for Savara’s common stock, the Savara Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of Savara’s common stock, including important developments in Savara’s operations, sales of convertible preferred stock, actual operating results and financial performance, the conditions in the life sciences industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of its common stock, among other factors.

Expected Term. Savara’s expected term represents the period that their stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) for employee options and the contractual term for non-employee options.

Expected Volatility. Since Savara is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, or stage in the life cycle.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend. Savara has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, Savara used an expected dividend yield of zero.

For the years ended December 31, 2016 and 2015, stock-based compensation expense was $209,000 and $153,000, respectively. As of December 31, 2016, Savara had $1.2 million of total unrecognized stock-based compensation costs, net of estimated forfeitures, which it expects to recognize over a weighted-average period of 8.5 years.

Results of Operations — Comparison of Years Ended December 31, 2016 and 2015

	Year Ended December 31,		Dollar
	2016	2015	Change
	(in thousands)
Grant revenue	$400	$54	$346
Operating expenses:
Research and development	$8,182	$4,321	$3,861
General and administrative	2,820	1,650	1,170
Depreciation	346	6	340

Total operating expenses	11,348	5,977	5,371

Loss from operations	(10,948)	(5,923)	(5,025)
Other expense	332	3,076	(2,744)

Net loss before income taxes	(11,280)	(8,999)	(2,281)
Income tax benefit	357	—	357

Net loss	$(10,923)	$(8,999)	$(1,924)

Research and development

Research and development expenses increased by $3.9 million, or 89%, to $8.2 million for the year ended December 31, 2016 from $4.3 million for the year ended December 31, 2015. The increase was primarily due to $2.5 million in increased development costs associated with the acquisition of Serendex and the costs associated with Savara’s development of Molgradex. Additionally, research and development increased by approximately $1.3 million related to AeroVanc which is preparing to initiate a Phase 3 study that will begin in 2017. The majority of the AeroVanc increase related to CMC Activity Associated with the Planned Phase 3.

General and administrative

General and administrative expenses increased by $1.2 million, or 71%, to $2.8 million for the year ended December 31, 2016 from $1.7 million for the year ended December 31, 2015. The increase was due to an increase of $0.4 million in connection with various business development activities, including the acquisition costs of Serendex, $0.3 million in personnel costs related to Serendex, administrative and other related costs, $0.1 million in corporate personnel related costs due to increase in headcount, and $0.3 million in accounting/auditing fees and related services.

Other expense

Other expense decreased by $2.7 million, or 89%, to $0.1 million for the year ended December 31, 2016 from $3.1 million for the year ended December 31, 2015. The decrease was due to no longer recording interest expense and discount accretion of the 2014 Notes Payable as these automatically converted in the fourth quarter of 2015.

Income tax benefit

Income tax benefit in 2016 represents a tax benefit provided by the Danish government in the form of a refundable research credit associated with research and development expenditures of Savara’s subsidiary, ApS. There was no tax benefit in 2015, as the subsidiary was not acquired until 2016.

Liquidity and Capital Resources

Sources of Liquidity

Since inception through December 31, 2016, Savara’s operations have been financed primarily by net cash proceeds of $23.3 million from the sale of its convertible preferred stock and the offering of convertible bridge notes in the amount of $19.6 million. As of December 31, Savara had $13.4 million in cash and an accumulated deficit of $38.4 million. Savara expects that its research and development and general and administrative expenses will increase, and, as a result, Savara anticipates that it will continue to incur increasing losses in the foreseeable future. Therefore, Savara will need to raise additional capital to fund its operations, which may be through the issuance of additional equity, including in connection with the contemplated merger with Mast, and potentially through borrowings.

Note and Warrant Purchase Agreement

During 2014, Savara borrowed $10 million from several investors under convertible subordinate promissory notes (the “2014 Notes”). On December 3, 2015, the 2014 Notes were converted into Series C Preferred Stock in accordance with the automatic conversion provision of the 2014 Notes. The 2014 Notes had an 8.0% simple interest rate per annum computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then accrued but unpaid interest was due and payable on the earliest of (i) December 31, 2015 (the “Maturity Date”), (ii) the closing of a change of control as defined, or (iii) the occurrence of an event of default, as defined. The 2014 Notes were pre-payable only with the written consent of the holders of a majority of the principal amount of the then-outstanding 2014 Notes.

On December 3, 2015, the date of the automatic conversion, the 2014 Notes and separated put option liability were surrendered in exchange for Series C Preferred Stock. The debt contract and separated derivative liability were both subject to extinguishment accounting, and a loss in the amount of $226,000 was recorded in the Savara statement of operations and comprehensive loss. The loss was calculated as the difference between the net book value of the 2014 Notes plus the fair value of the put option immediately prior to the automatic conversion, and the fair value of the Series C Preferred Stock into which the 2014 Notes were converted.

Savara has authorized and is pursing the subscription of up to $15 million, in a 2016 Convertible Promissory Note (the “2016 Note”) financing. The 2016 Note carries an annual simple interest rate of 8.0% and is convertible into certain shares of Savara’s equity dependent upon the earlier of the maturity date of June 30, 2018, a subsequent qualified financing, change of control event, Regulation A offering, an Initial Public Offering (“IPO”). The 2016 Notes were amended such that they automatically convert at a stipulated discount upon the consummation of the proposed merger with Mast. In consideration for the purchase of the 2016 Notes on or prior to August 15, 2016, Savara will issue to each investor who purchases a 2016 Note, a warrant to purchase Savara’s Series C Preferred Stock. Each warrant will be exercisable for that number of whole shares equal to the quotient obtained by dividing (a) by (b), where (a) is an amount equal to 15% of the principal amount of 2016 Note issued to the investor and (b) is the Series C Preferred Stock price. The exercise price per share shall be the Series C Preferred Stock price. The warrants will expire five (5) years from the date of issuance, or earlier upon an Acquisition or IPO. The warrants will be exercisable upon the earlier to occur of an Acquisition or an IPO. As of December 31, 2016, the carrying value of the 2016 Note was approximately $3.4 million. These warrants have also been amended such that the contemplated merger with Mast would enable the warrant holder to have the right to exercise the warrant any time during the five year expiration period.

Cash Flows

The following table summarizes Savara’s cash flows for the periods indicated:

	Year Ended December 31,
	2016	2015
	(in thousands)
Cash used in operating activities	$(8,370)	$(4,778)
Cash used in investing activities	(8)	—
Cash provided by financing activities	5,117	8,773
Effect of exchange rate changes	(49)	—

Net increase/(decrease) in cash	$(3,310)	$3,995

Cash flows from operating activities

Cash used in operating activities for the twelve months ended December 31, 2016 was $8.4 million, consisting of a net loss of $10.9 million, which was partially offset by noncash charges of $1.1 million, mainly comprised of depreciation, accretion of discount to convertible promissory notes and stock-based compensation, and by a net increase in liabilities of $1.5 million. The change in Savara’s net operating assets and liabilities was primarily due to an increase accrued liabilities mostly related to research and development costs for both AeroVanc and Molgradex.

Cash used in operating activities for the twelve months ended December 31, 2015 was $4.8 million, consisting of a net loss of $9.0 million, which was partially offset by noncash charges of $3.2 million, including $1.9 million related to the accretion of discount to convertible promissory notes, and by net changes in operating assets and liabilities of $0.9 million. The change in Savara’s net operating assets and liabilities was due primarily to an increase of $1.0 million in grant award receivables and a decrease in accrued liabilities of $0.2 million related to the decrease in research and development activities.

Cash flows from investing activities

Cash used in investing activities for all periods presented was related to purchases of property and equipment, primarily related to office and computer equipment.

Cash flows from financing activities

Cash provided by financing activities for all periods presented was related to proceeds from the issuance of convertible preferred stock, net of issuance costs and/or issuance of convertible promissory notes.

Future Funding Requirements

Savara has not generated any revenue from product sales. Savara does not know when, or if, it will generate any revenue from product sales. Savara does not expect to generate any revenue from product sales unless and until it obtains regulatory approval for and commercializes any of its product candidates. At the same time, Savara expects its expenses to increase in connection with its ongoing development and manufacturing activities, particularly as Savara continues the research, development, manufacture and clinical trials of, and seeks regulatory approval for, its product candidates. Upon the closing of the merger, Savara expects to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of its product candidates, Savara anticipates that it will need substantial additional funding in connection with its continuing operations.

As of December 31, 2016, Savara had cash of $13.4 million. Savara will continue to require substantial additional capital to continue its clinical development and potential commercialization activities. Accordingly, Savara will need to raise substantial additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on its financial condition and Savara’s ability to develop its product candidates.

Until Savara can generate a sufficient amount of product revenue to finance its cash requirements, it expects to finance its future cash needs primarily through the issuance of additional equity subsequent to this contemplated merger, and potentially through borrowings, grants and strategic alliances with partner companies. To the extent that Savara raises additional capital through the issuance of additional equity or convertible debt securities, the ownership interest of Savara’s stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Savara’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Savara raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Savara may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Savara. If Savara is unable to raise additional funds through equity or debt financings when needed, Savara may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates to third parties that Savara would otherwise prefer to develop and market itself.

Contractual Obligations and Other Commitments

As of December 31, 2016, Savara leased its office facilities under a non-cancellable operating lease. The lease term was extended for a period of 48 months, commencing on December 1, 2015, and expiring on November 30, 2019. Savara recognizes rent expense on a straight-line basis over the operating lease term. The lease is cancellable three years after execution of the lease if Savara notifies the property owner of its intention to cancel the lease by the end of second year of the lease. The future minimum annual lease payments under the operating lease are as follows (in thousands):

Year ending December 31,
2017	$172
2018	174
2019	161

Total minimum lease payments	$507

As of December 31, 2016, Savara leases certain research and development equipment as part of a contract manufacturing arrangement. The leased equipment is accounted for as a capital lease, and the present value of the future minimum lease payments are recorded as a liability on the balance sheet as of December 31, 2016. The future minimum annual lease payments under the capital lease are as follows (in thousands):

Year ending December 31,
2017	$486
2018	312
2019	313

Total minimum lease payments	1,111
Less: imputed interest	(90)

Total capital lease obligation	$1,021

License and Royalty Agreements

Savara is also subject to certain contingent payments to the Cystic Fibrosis Foundation Therapeutics (CFFT) in connection with a $1.7 million award from the CFFT that was provided to Savara in support of AeroVanc research (CFF Award). A payment is due to the CFFT equal to three (3) times the amount of the CFF Award upon approval of AeroVanc for commercial use. The payment is owed in equal installments of 33% due 60 days after first commercial sale; 33% due 90 days of the first anniversary of the first commercial sale; and 34% due within 90 days of 2nd anniversary of first commercial sale. As Savara’s product has not yet been approved for commercial use, Savara has not recorded a liability for the commercial approval payment.

In addition, if net sales exceed $50.0 million for any calendar year occurring during the first five years after the first commercial sale, Savara must remit payment to the CFFT equal to one (1) times the CFF Award. Furthermore, if net sales exceed $100.0 million for any calendar year occurring during the first five years after first commercial sale, Savara must remit an additional payment to the CFFT equal to one (1) times the CFF Award. Given Savara has not recognized any sales from AeroVanc, Savara has not recorded a liability for any amounts due as additional royalties.

Savara is subject to various manufacturing royalties and payments related to Molgradex. Upon the successful development, registration and attainment of approval by the proper health authorities, such as the FDA, in any territory except Latin America, Central America and Mexico, Savara must pay a royalty of three percent (3%) on annual net sales to the manufacturer of its Active Pharmaceutical Ingredients (“API”). Under this agreement with the API manufacturer, no signing fee or milestones are included in the royalty payments, and there is no minimum royalty. Additionally, Savara has a commitment to acquire a working cell bank and a master cell bank for $1,950,000 from this API manufacture in the third quarter of 2017.

Savara is also subject to certain contingent milestone payments up to approximately seven million euros based upon various development activities and regulatory approvals payable to Savara’s manufacturer of its nebulizer used to administer Molgradex. In addition to these milestones, Savara will owe a royalty to the manufacturer of its nebulizer based on net sales. The royalty rate ranges from three and a half percent (3.5%) to five percent (5%) depending on the device technology used by Savara to administer to product.

Acquisition of Serendex Pharmaceuticals

On July 15, 2016, Savara closed on a Business Transaction Agreement (“BTA”) under which Savara acquired certain assets, liabilities, employees, and subsidiaries of Serendex Pharmaceuticals A/S (“Seller”), a limited liability company incorporated under the laws of Denmark which delisted from the Oslo Axxes (“Oslo Stock Exchange”) on or about May 4, 2016. The Seller’s wholly owned subsidiaries include Pharmaorigin ApS and Drugrecure ApS (the “Subsidiaries”) which are limited liability companies incorporated under the laws of Denmark. The Seller was a biopharmaceutical development company which, directly and through its Subsidiaries, advanced a pipeline and portfolio of novel inhalation therapies and related technologies for the treatment of severe pulmonary conditions. Its primary focus was on the medicinal product Molgradex® (an inhalation formulation of recombinant human GM-CSF for the treatment of pulmonary alveolar proteinosis). The purchase price consists of 3,353,925 shares of Savara’s common stock, subject to a hold back of 670,785 shares of common stock by Savara in the name of the Seller as security for the Seller’s obligations under the BTA until the lapse of the deadline for submission of claims, and $21.5 million of contingent cash consideration based upon the achievement of certain milestones.

Other Contracts

Savara enters into contracts in the normal course of business with various third parties for research studies, clinical trials, testing and other services. These contracts generally provide for termination upon notice, and therefore Savara believes that its non-cancelable obligations under these agreements are not material except for certain obligations under its agreement for its capitalized lease asset.

Off-Balance Sheet Arrangements

Savara has not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Recent Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update 2015-17, “Income Taxes, Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”), which eliminates the current requirement for reporting entities to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, reporting entities will be required to classify all deferred tax assets and liabilities as noncurrent. This guidance is effective for fiscal years beginning after December 15, 2016. The adoption of this standard is not expected to have a material impact on Savara’s financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases” (“ASU 2016-02”). The update aims at making leasing activities more transparent and comparable, and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and a corresponding lease liability, including leases currently accounted for as operating leases. The update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Savara is currently evaluating the impact of the adoption of ASU 2016-02 on its financial statements.

In March 2016, the FASB issued Accounting Standards Update 2016-09, “Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 changes certain aspects of the accounting for share-based payment awards, including accounting and cash flow classification for excess tax benefits and deficiencies; income tax withholding obligations; forfeitures; and cash flow classification. ASU 2016-09 is effective for Savara for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 with early adoption permitted. Savara is currently evaluating the effect of this new guidance on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash. The ASU clarifies the classification and presentation of changes in restricted cash on the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Savara does not expect the adoption of ASU 2016-18 will have a material impact on its consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT SAVARA MARKET RISK

As of December 31, 2016, Savara had cash of $13.4 million, which consisted of bank deposits. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant. Savara has not been exposed nor does it anticipate being exposed to material risks due to changes in interest rates. A hypothetical 1% change in interest rates during any of the periods presented would not have had a material impact on Savara’s consolidated financial statements.

Savara has ongoing operations in Denmark as a result of its acquisition of Serendex and pays those vendors in local currency (Danish Krone) or Euros. Savara does not participate in any foreign currency hedging activities and it does not have any other derivative financial instruments. Savara did not recognize any significant exchange rate losses during the nine-month period ended December 31, 2016. A 10% change in the krone-to-dollar or euro-to-dollar exchange rate on December 31, 2016 would not have had a material effect on Savara’s results of operations or financial condition.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of Mast

Pursuant to the Merger Agreement, all of the current executive officers of Mast will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

The Mast Board is currently composed of five directors. Pursuant to the Merger Agreement, all of the directors of Mast who will no longer be members of the Mast Board immediately after the effective time of the merger will resign at or prior to the effective time of the merger. As of the effective time of the merger, the board of directors will initially consist of the five directors currently serving on the Savara Board and two independent directors designated by Mast.

Following the merger, the management team of Mast is expected to be composed of the management team of Savara. The following table lists the names, ages as of March 2, 2017 and positions of the individuals who are expected to serve as executive officers and directors of Mast upon completion of the merger:

Name	Age	Position(s)
Executive Officers
Robert Neville	51	Chairman and Chief Executive Officer
Taneli Jouhikainen	50	President and Chief Operating Officer
David Lowrance	49	Chief Financial Officer
Non-Employee Directors
Nevan Elam	49	Director
Richard J. Hawkins	68	Director
Joseph S. McCracken	63	Director
Yuri Pikover	55	Director
Matthew Pauls	46	Director
David A. Ramsay	52	Director

Executive Officers

Robert Neville has served as Savara’s Chairman and CEO since he co-founded the company in June 2008. From January 2003 to December 2004, he served as managing director of Clockwise Consulting, where he worked with the Texas Children’s Hospital and the Baylor College of Medicine to develop an ICU-based monitoring and diagnostic device. From June 2000 to December 2002, he served as Vice President of Engineering at BMC Software, a software company providing information technology management solutions, where he oversaw the integration and expansion of the product line based on the acquisition of his previous company, Evity, Inc. From June 1998 to May 2000, Mr. Neville served as co-founder and CEO of Evity, Inc., a developer of a web-based application that enables customers to measure their transaction performance, where he led the development of the company until its acquisition by BMC Software. Based on his work at Savara and Evity, Mr. Neville was honored as a two-time finalist for the Ernst & Young Entrepreneur of the Year award. Mr. Neville holds a post-graduate Engineering degree from the University of Natal South Africa. Mast believes Mr. Neville’s experience as Chief Executive Officer of Savara and his previous service in executive positions at various companies qualifies him to serve on the Mast Board.

Dr. Taneli Jouhikainen is a co-founder of Savara, and has served as Chief Operating Officer since October 2009 and President since December 2014. From October 2006 until September 2009, he served at Akela Pharma, Inc., a public clinical stage specialty pharmaceutical company focused on orphan drugs and inhalation products, first as Head of Corporate Development, and subsequently as interim CEO until the company’s merger with Nventa Biopharmaceuticals. From January 2004 to September 2006, he served as President of LAB Pharma Oy, and Head of the Drug Development Business Unit of its parent company, LAB International, Inc., a public clinical stage specialty pharmaceutical company. From January 2001 to January 2004, he served at Focus Inhalation Oy, a clinical stage specialty pharmaceutical company focusing on inhaled products, first as Vice President of Business Development & Strategy, and subsequently as President and Chief Executive Officer, until the merger of Focus Inhalation with LAB International, Inc. From May 1994 to December 2000, he served at Schering AG, a global pharmaceutical company, first as Research Manager, and subsequently as Head of Clinical Development. Dr. Jouhikainen holds an MD and a Ph.D. in hematology and immunology from the University of Helsinki, and an MBA from the Helsinki School of Economics.

David Lowrance has served as Savara’s Chief Financial Officer since November 2016. From September 2014 to October 2016, Mr. Lowrance served as the Chief Financial Officer and Treasurer of Edgemont Pharmaceuticals, a fully-integrated specialty pharmaceutical company with multiple marketed products in the CNS space. From April 2011 to September 2014, Mr. Lowrance served as the Chief Financial Officer and Secretary of Acucela Inc., a clinical-stage biotechnology company that specializes in ophthalmic therapeutics, where he was responsible for overseeing all aspects of Acucela’s day-to-day operations, business development and growth endeavors, investor relations and corporate communications. While at Acucela, Mr. Lowrance helped lead a $162 million international IPO, with a listing on the Tokyo Stock Exchange. From March 2003 to April 2011, Mr. Lowrance was Vice President and Chief Financial Officer of Cumberland Pharmaceuticals Inc., a specialty pharmaceutical company focused on commercializing branded prescription products, where he oversaw all aspects of finance and accounting, business and growth strategy and product development. Mr. Lowrance, a CPA, holds a B.B.A. in Accounting from the University of Georgia.

Non-Employee Directors

Nevan Elam has served as a member of the Savara Board since February 2009. Mr. Elam is currently the President, Chief Executive Officer and Chairman of AntriaBio, Inc., a biopharmaceutical company focused on developing novel extended release therapies. Prior to his tenure at AntiraBio which began in October 2012, Mr. Elam served for three years as the Chief Executive Officer and President of AeroSurgical Ltd., a medical device company operating out of Ireland. Prior to his service with AeroSurgical Ltd., Mr. Elam was Head of the Pulmonary Business Unit and Senior Vice President of Nektar Therapeutics. Earlier in his career he was a founder and Chief Financial Officer of E2open as well as a Partner in the corporate practice of the law firm of WSGR. In addition to serving on the AntriaBio Board of Directors, he also serves on the Board of Directors of pH Pharmaceuticals in Seoul, Korea. Mr. Elam received his Juris Doctorate from Harvard Law School and a Bachelors of Arts from Howard University. Mast believes Mr. Elam’s broad experience with pharmaceutical companies, including advising them of their unique legal and regulatory obligations, qualifies him to serve on the Mast Board.

Richard J. Hawkins has served as a member of the Savara Board since October 2010. Since September 2010, Mr. Hawkins has served as President and Chief Executive Officer of Lumos Pharma, Inc., a clinical stage biotechnology company focused on bringing novel therapies to patients with severe, rare, and genetic diseases, whose medical needs are unmet. From 2000 to 2010, Mr. Hawkins, founded and advised numerous pharmaceutical companies including Sensus, where he served as co-founder and Chairman until being sold to Pfizer. From 1981 to 2000, Mr. Hawkins was founder, President and CEO of Pharmaco and guided the company’s growth to over 2,000 employees. The company later merged with PPD of Wilmington, NC to form PPD Pharmaco, one of the largest clinical contract research organizations in the world. Mr. Hawkins received his Bachelor of Science in Biology from Ohio University. Mast believes Mr. Hawkins’s experience in the pharmaceutical and life sciences industries as well as his broad management experience qualify him to serve on the Mast Board.

Joseph S. McCracken has served as a member of the Savara Board since October 2013 and currently advises biopharmaceutical companies on the design and implementation of corporate strategy and business development initiatives. Joe also serves on the boards of several biopharmaceutical companies, including Alkahest, Inc., Genkyotex S.A., Nexvet Biopharma (NASDAQ: NVET) and Regimmune Inc. From July 2011 to September 2013, Dr. McCracken was Vice President and Global Head of Business Development & Licensing for Roche Pharma, a research-focused healthcare company, where he was responsible for Roche Pharma’s global in-licensing and out-licensing activities. From October 2009 until July 2011 he was General Manager, Roche Pharma Japan & Asia Regional Head, Roche Partnering. Prior to joining Roche Pharma, Dr. McCracken held the position of Vice President, Business Development at Genentech for more than 10 years, and previously held similar positions at Aventis Pharma and Rhone-Poulenc Rorer. Dr. McCracken holds a Bachelor of Science in Microbiology, a Master of Science in Pharmacology and a Doctorate of Veterinary Medicine from The Ohio State University. Mast believes Dr. McCracken’s extensive experience in the biotechnology and pharmaceutical industries qualifies him to serve on the Mast Board.

Yuri Pikover has served as a member of the Savara Board since October 2013. Since 1999 Mr. Pikover served as Managing Director of 37Ventures, a boutique venture fund focusing on growing early-stage startups. From 1999-2002 Mr. Pikover was Chairman and Chief Executive Officer of Access360. From 1993 to 1999, Mr. Pikover was co-founder and Executive Vice President of Xylan and helped lead the fast growing organization going public in 1996 and acquisition by Alcatel in 1999. Mast believes Mr. Pikover’s extensive experience as an investor and board member in pharmaceutical and life sciences companies and his knowledge gained from service on such boards qualify him to be a member of the Mast Board.

Matthew Pauls has served as a member of the Mast Board since October 2015 and has served as chair of the Mast Board since March 2016. Mr. Pauls currently serves as President and Chief Executive Officer of Strongbridge Biopharma plc (NASDAQ: SBBP), a biopharmaceutical company focused on therapies that target rare diseases, a position he has held since August 2014. He also has served as a member of the board of directors of Strongbridge since September 2015. Prior to Strongbridge, from April 2013 to August 2014, Mr. Pauls was Chief Commercial Officer of Insmed, Inc., a publicly traded global biopharmaceutical company focused on rare diseases. Prior to Insmed, Mr. Pauls worked at Shire Pharmaceuticals, a global specialty biopharmaceutical company, from 2007 to April 2013, most recently as Senior Vice President, Head of Global Commercial Operations from May 2012 to April 2013. Earlier in his career, from 1997 to 2007, Mr. Pauls held senior positions at Bristol-Myers Squibb in Brand Management and Payor Marketing and at Johnson & Johnson in various U.S. and global commercial roles. Mr. Pauls holds B.S. and M.B.A. degrees from Central Michigan University and a J.D. from Michigan State University College of Law. Mr. Pauls’ leadership experience and extensive commercialization, strategic planning and operations experience in the biopharmaceutical industry and particularly with therapies for rare diseases qualify him to serve as a member of the Mast Board.

David A. Ramsay has served as member of the Mast Board since June 2011. Mr. Ramsay served as Chief Financial Officer of Halozyme Therapeutics, Inc. (NASDAQ: HALO), a biotechnology company developing and commercializing novel oncology therapies, from May 2013 until his retirement in July 2015 and from 2003 to May 2009. He also served as Halozyme’s Vice President, Corporate Development from May 2009 to May 2013. Mr. Ramsay currently provides consulting services to biotechnology companies, both publicly traded and privately-held. From 2000 to 2003, Mr. Ramsay was Vice President, Chief Financial Officer of Lathian Systems, Inc., a provider of technology-based sales solutions for the life science industry. From 1998 to 2000, he was with Valeant Pharmaceuticals International, Inc. (formerly ICN Pharmaceuticals, Inc.), a multinational specialty pharmaceutical company, where he served as Vice President, Treasurer and Director, Corporate Finance. Mr. Ramsay began his career at Deloitte & Touche, where he obtained his CPA license. Mr. Ramsay holds a B.S. in business administration from the University of California, Berkeley and a M.B.A. with a dual major in finance and strategic management from The Wharton School at the University of Pennsylvania. Mr. Ramsay’s significant experience as chief financial officer of life science companies, particularly his experiences at Halozyme during its successful development and its commercialization of its first products, and at a large audit and financial advisory firm, qualify him to serve on the Mast Board.

Composition of the Board of Directors

The Mast Board currently consists of five directors, and each director’s term expires upon the election and qualification of successor directors at the annual meeting of the stockholders to be held in 2017.

Pursuant to the Merger Agreement, all of the directors of Mast who will no longer be members of the Mast Board immediately after the effective time of the merger will resign at or prior to the effective time of the merger. As of the effective time of the merger, the board of directors will consist of seven directors, five of whom are currently serving on the Savara Board and two of whom shall be independent directors designated by Mast, who shall be Matthew Pauls and David Ramsay.

There are no family relationships among any of the current Mast directors and executive officers, and there are no family relationships among any of the proposed post-merger company directors and executive officers.

Director Independence

The Mast Board has determined that each of its current directors other than Brian M. Culley is independent as defined under NYSE MKT listing standards. The Mast Board has also determined that each current member of the Nominating and Governance Committee is independent as defined under the NYSE MKT listing standards, and that each current member of the Audit Committee and Compensation Committee is independent as defined under the NYSE MKT listing standards and applicable SEC rules. In making this determination, Mast’s board of directors found that none of these directors had a material or other disqualifying relationship with Mast.

Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, other than Robert Neville by virtue of his position as Chief Executive Officer of Savara, the Savara Board has determined that each of the Savara director designees anticipated to serve on the board of directors of the combined company as of the effective time of the merger is independent as defined under the NYSE MKT listing standards. Savara anticipates that the directors who will be appointed to the Compensation Committee and the Nominating and Governance Committee will satisfy the independence standards for such committees established by the SEC and NYSE MKT listing standards, as applicable. With respect to the Audit Committee, Savara anticipates that the directors who will be appointed will satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and NYSE MKT listing standards, as applicable. In making such determination, the relationships that each such director has with Mast or Savara and all other facts and circumstances deemed relevant in determining their independence have been and will be considered.

Committees of the Board of Directors

The Mast Board currently has, and after completion of the merger the combined organization will continue to have, an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee

The Audit Committee of the Mast Board was established by Mast’s board of directors in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee Mast’s corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions, including, among other things:

•	appointing and providing for the compensation of the independent registered public accounting firm to be engaged to prepare and issue an audit report and perform other audit, review or attest services for Mast;

•	approving any other permissible non-audit services to be provided to Mast by the independent auditor;

•	overseeing the work and evaluating the performance of the independent auditor, and, if so determined by the audit committee, terminating and replacing the independent auditor;

•	reviewing and discussing, including with management and the independent auditor, Mast’s annual and quarterly financial statements;

•	reviewing any proposed significant changes to Mast’s accounting principles and practices;

•	reviewing any material changes to Mast’s system of internal control over financial reporting;

•	reviewing management’s report on effectiveness of Mast’s internal control over financial reporting and, if applicable, Mast’s independent auditor’s audit of the effectiveness of Mast’s internal control over financial reporting;

•	establishing a procedure for receipt, retention and treatment of any complaints or concerns received by Mast about Mast’s accounting, internal accounting controls or auditing matters;

•	reviewing, approving and overseeing any related party transaction that would require disclosure pursuant to Item 404 of Regulation S-K;

•	overseeing the implementation and enforcement of Mast’s insider trading policy; and

•	reviewing and evaluating any significant financial risk exposures facing Mast and the steps Mast’s management has taken to control and monitor such exposures.

The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Mast’s management has the primary responsibility for its consolidated financial statements and the reporting process including its system of internal accounting and financial controls.

Mast’s Audit Committee currently consists of Mr. Ramsay, who serves as its chairman, Mr. Greenleaf and Mr. Pauls. The Mast Board reviews the NYSE MKT listing standards definition of independence for Audit Committee members on an annual basis and has determined that all current members of Mast’s Audit Committee are independent (as independence is currently defined in Section 803(A)(2) of the NYSE MKT listing standards and Rule 10A-3 of the Exchange Act and meets the applicable additional eligibility standards for Audit Committee service under Section 803(B)(2) of the NYSE MKT listing standards).

The Mast Board has also determined that Mr. Ramsay qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Mast Board made a qualitative assessment of Mr. Ramsay’s level of knowledge and experience based on a number of factors, including his formal education and experience in financial roles.

Savara believes that, after the completion of the merger, the composition of the Audit Committee will meet the requirements for independence under, and the Audit Committee will comply with, any applicable requirements of the rules and regulations of NYSE MKT and the SEC.

Compensation Committee

The Compensation Committee of the Mast Board acts on behalf of the Mast Board to review, adopt or recommend for adoption, and oversee Mast’s compensation strategy, policies, plans and programs. For this purpose, the Compensation Committee performs several functions, including, among other things:

•	reviewing and recommending to Mast’s board of directors for its determination and approval the amount, form and terms of compensation of Mast’s Chief Executive Officer and other “officers” (as such term is defined under the NYSE MKT listing standards);

•	reviewing and making recommendations to Mast’s board of directors regarding Mast’s overall compensation strategy and policies;

•	reviewing and making recommendations regarding Mast’s equity and/or cash incentive plans and other benefit plans and, to the extent as may be permitted or required under such plans, the committee has the power and authority to administer the plans, establishes guidelines, interpret plan documents, select participants, and approve grants and awards thereunder;

•	granting equity awards to non-officer employees and consultants in accordance with the terms of Mast’s equity incentive plan and to establish compensation policies and practices applicable to non-officer employees;

•	evaluating the relationship between executive officer compensation policies and practices and corporate risk management to confirm those policies and practices do not incentivize excessive risk-taking;

•	evaluating and making recommendations to Mast’s board of directors regarding the compensation of Mast’s non-employee directors;

•	retaining, obtaining the advice of, engaging, compensating and terminating compensation consultants, legal counsel and such other advisors as it deems necessary and advisable to assist it in carrying out its responsibilities and functions; and

•	appointing, compensating and overseeing the work of any of its compensation consultants, legal counsel and other advisors.

The Compensation Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Mast’s Compensation Committee currently consists of Dr. Dittrich, who serves as its chairman, Mr. Greenleaf and Mr. Pauls. All members of the Compensation Committee are independent as independence is currently defined in Sections 803(A)(2) and 805(c)(1) of the NYST MKT listing standards and Rule 10C-1 of the Exchange Act.

Savara believes that, after the completion of the merger, the composition of the Compensation Committee will meet the requirements for independence under, and the Compensation Committee will comply with, any applicable requirements of the rules and regulations of NYSE MKT and the SEC.

Nominating and Governance Committee

The Nominating and Governance Committee of the Mast Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of Mast (consistent with criteria approved by the Mast Board), reviewing and evaluating incumbent directors, selecting or recommending to the Mast Board for selection candidates for election to the Mast Board, making recommendations to the Mast Board regarding the membership of the committees of the Mast Board, assessing the performance of the Mast Board, and developing a set of corporate governance principles for Mast. The responsibilities of the Nominating and Governance Committee relating to the nomination of directors include, among other things, the following:

•	identifying and recommending to Mast’s board of directors nominees for possible election to Mast’s board of directors;

•	evaluating and making recommendations to Mast’s board of directors regarding its size, composition and leadership structure;

•	reviewing and assessing Mast’s corporate governance guidelines and recommending any proposed changes thereto to Mast’s board of directors;

•	reviewing and making recommendations to Mast’s board of directors regarding issues of executive officer succession planning and providing oversight with respect to corporate governance matters.

In recommending candidates for appointment or election to the Mast Board, the Nominating and Governance Committee considers the appropriate balance of experience, skills and characteristics required of the Mast Board and seeks to insure that at least a majority of the directors are independent under NYSE MKT listing standards and that the Mast Board’s Audit Committee and Compensation Committee will be comprised of directors who meet applicable NYSE MKT listing standards and SEC rules regarding qualifications to serve on such committees. Candidates for director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of Mast’s business environment, willingness to devote adequate time to board duties, the interplay of the candidate’s experience and skills with those of other Mast directors and the extent to which the candidate would be a desirable addition to the Mast Board and any of its committees. Directors generally will not be nominated for re-election at any annual or special meeting held after their 75th birthday. In addition, Mast’s corporate governance guidelines require that Mast’s directors limit their service on boards of directors of public companies to a total of four (including service on the Mast Board). Other than the foregoing, there are no stated minimum criteria for Mast director nominees, although the Nominating and Governance Committee may also consider such other factors as it may deem are in the best interests of Mast and its stockholders. The Nominating and Governance Committee does not have a policy regarding board diversity, but it takes diversity of professional experience and perspective within the pharmaceutical and biotechnology industries into account in identifying and selecting director nominees. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Governance Committee reviews these directors’ overall service to Mast during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence. In the case of new director candidates, the Nominating and Governance Committee also determines whether the nominee is independent for NYSE MKT purposes, which determination is based upon applicable NYSE MKT listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Mast Board. The Nominating and Governance Committee meets to discuss and consider the candidates’ qualifications and then selects a nominee by majority vote which is typically recommended to the full board of directors.

The Nominating and Governance Committee will consider director candidates recommended by stockholders. The Nominating and Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Governance Committee to become nominees for election to the Mast Board may do so by delivering a written recommendation to the Nominating and Governance Committee at the following address: c/o Mast Therapeutics, Inc., 3611 Valley Centre Drive, Suite 500, San Diego, California 92130, Attn: Secretary. Submissions must include the following information: the name, age, business address and residence address of the proposed nominee; a statement of the proposed nominee’s business experience and educational background; the proposed nominee’s principal occupation or employment; the class and number of shares of Mast capital stock beneficially owned by the proposed nominee; a detailed description of all relationships, arrangements or understandings between the proposing stockholder and the proposed nominee and any other person or persons (naming such person or persons) pursuant to which such proposed nomination is being made by the stockholder; a detailed description of all relationships, arrangements or understandings between the proposed nominee and any service-provider or supplier to, or competitor of, Mast; information regarding each of the criteria for board membership described above in sufficient detail to allow the Nominating and Governance Committee to evaluate the proposed nominee; and a statement from the proposed nominee that he or she is willing to be considered and willing to serve as a director if nominated and elected. The proposing stockholder must also include the following information with respect to such stockholder: documentation supporting that the proposing stockholder is a stockholder of Mast; the proposing stockholder’s name and address, as they appear on Mast’s books; and the class and number of shares of Mast capital stock beneficially owned by the proposing stockholder. If a stockholder submits a director recommendation in compliance with the procedure described above, the Nominating and Governance Committee will conduct an initial evaluation of the proposed nominee and, if it determines the proposed nominee may be a qualified candidate, the nominating and governance committee and one or more members of the Mast management team will interview the proposed nominee to determine whether he or she might be suitable to be a director. If the Nominating and Governance Committee determines the proposed nominee would be a valuable addition to the Mast Board, based on the criteria for board membership described above and the specific needs of the Mast Board at the time, it will recommend to the Mast Board such person’s nomination. In connection with its evaluation, the Nominating and Governance Committee may request additional information from the proposed nominee and/or the proposing stockholder. Separately, Mast’s bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to Mast Board at Mast’s annual meeting of stockholders. Such nominations may be made only if the stockholder has given timely written notice to Mast’s corporate secretary containing the information required by Mast’s bylaws. To be timely, such notice must be received at Mast’s principal executive offices not earlier than the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary of the date of the preceding year’s annual meeting as first specified in Mast’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent), except that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days earlier or later than such anniversary date, such notice must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the date on which Mast first publicly announces the date of such meeting.

The Nominating and Governance Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

The Nominating and Governance Committee currently consists of Dr. Dittrich, who serves as its chairman, Mr. Pauls and Mr. Ramsay. All members of the Nominating and Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NYSE MKT listing standards).

Savara believes that, after the completion of the merger, the composition of the Nominating and Governance Committee will meet the requirements for independence under, and the Nominating and Governance Committee will comply with, any applicable requirements of the rules and regulations of NYSE MKT and the SEC.

The board of directors of Mast may from time to time establish other committees.

2016 Savara Director Compensation

The table below shows all compensation earned by or paid to Savara’s non-employee directors during the year ended December 31, 2016.

Name	Fees Earned or Paid in Cash	OptionAwards	Total
Nevan Elam	$0	$11,993	$11,993
Richard J. Hawkins	$0	$11,993	$11,993
Yuri Pikover	$0	$11,993	$11,993
Joseph S. McCracken	$0	$11,993	$11,993

Compensation Committee Interlocks and Insider

Composition of the Compensation Committee for the combined company has not yet been determined. Following completion of the merger, each member designated by Savara and appointed to the Compensation

Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Internal Revenue Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of the NYSE MKT. None of the proposed combined company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or Compensation Committee following the merger.

Executive Compensation

This section discusses the material components of the executive compensation program offered to Savara’s named executive officers identified below.

2016 Summary Compensation Table

The following table provides information regarding Savara’s named executive officers during the fiscal year ended December 31, 2016. For the management of the combined company after the closing of the merger, see “Management Following the Merger — Executive Officers and Directors — Executive Officers and Directors of the Combined Company Following the Merger.” These individuals are referred to elsewhere in this proxy statement/prospectus/information statement as the “named executive officers” of Savara.

Name and Principal Position	Year	Salary(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Robert Neville	2016	$302,500	$162,069	$20,000	$18,000	$502,569
Chief Executive Officer

Taneli Jouhikainen	2016	$302,500	$162,069	$32,000	$18,000	$514,569
President and Chief Operating Officer

David Lowrance	2016	$50,417	$118,405	$—	$—	$168,822
Chief Financial Officer

(1)	Mr. Lowrance was hired on November 1, 2016. His annual salary as of December 31, 2016 was $302,500.
(2)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the calendar year computed in accordance with the provisions of Accounting Standards Codification (ASC) 718, Compensation — Stock Compensation. The assumptions that Savara used to calculate these amounts are discussed in the notes to the unaudited interim condensed consolidated financial statements of Savara included elsewhere in this proxy statement/prospectus/information statement. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

Narrative Disclosure to Summary Compensation Table

The primary elements of compensation for Savara’s named executive officers are base salary, non-equity incentive plan awards and long-term, equity-based compensation awards. The named executive officers also participate in employee benefit plans and programs that Savara offers to its other full-time employees on the same basis.

Base Salary

The base salary payable to Savara’s named executive officers is intended to provide a fixed component of compensation that reflects the executive’s skill set, experience, role and responsibilities.

Non-Equity Incentive Plan

Although Savara does not have a written bonus plan, the Savara Board sets performance targets annually for each of the named executive officers, and the named executive officers receive bonuses at the end of each year based on achievement of those targets.

Health, Welfare and Additional Benefits

Each of Savara’s named executive officers is eligible to participate in Savara’s employee benefit plans and programs, including medical, dental and vision benefits, flexible spending accounts with company contribution, long-term care benefits, and short- and long-term disability, 401k retirement plan with company match potential to the same extent as its other full-time employees, subject to the terms and eligibility requirements of those plans.

Although Savara does not have a formal policy with respect to the grant of equity incentive awards to its executive officers or any formal equity ownership guidelines applicable to them, Savara believes that equity grants provide its executives with a strong link to Savara’s long-term performance, create an ownership culture and help to align the interests of Savara’s executives and its stockholders. In addition, Savara believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes executive officers to remain in Savara’s employment during the vesting period. In 2016, Savara granted Mr. Neville an option to purchase 250,000 shares of Savara common stock, Dr. Jouhikainen an option to purchase 250,000 shares of Savara common stock and Mr. Lowrance an option to purchase 217,710 shares of its common stock.

Grants of Plan-Based Awards

The following table presents the awards to Savara’s named executive officers in 2016.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value
		Threshold	Target	Maximum
Robert Neville	12/15/16	$—	$63,525	$90,750	250,000	$1.03	$162,069
Taneli Jouhikainen	12/15/16	$—	$63,525	$90,750	250,000	$1.03	$162,069
David Lowrance	10/25/16	$—	$63,525	$90,750	217,710	$0.88	$118,405

2016 Outstanding Equity Awards at Year-End

The following table presents the outstanding equity awards held by Savara’s named executive officers as of December 31, 2016.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise price		Option Expiration date	Number of shares of stock that have not vested	Market value of shares of stock that have not vested
Robert Neville	— 75,000 55,259 170,000	250,000 225,000 55,258 0	$ $ $ $	1.03 0.85 0.38 0.38	12/15/2026 12/15/2025 12/16/2024 09/14/2022	27,845	$31,186
Taneli Jouhikainen	— 75,000 90,000	250,000 225,000 0	$ $ $	1.03 0.85 0.38	12/16/2026 12/15/2025 12/14/2022	83,104	$93,076
David Lowrance	—	217,710		$0.88	11/1/2026

Employment and Severance Agreements

Savara entered into executive employment agreements with each of Robert Neville, Taneli Jouhikainen, and David Lowrance on March 9, 2017, which supersede their existing employment agreements with Savara. The agreements are for an unspecified term and entitle each of Mr. Neville, Dr. Jouhikainen, and Mr. Lowrance to an annual base salary of $302,500. The agreements also provide that each executive will be eligible to receive an annual performance-based bonus of up to 30% of the executive’s base salary upon achievement of performance objectives to be determined by the Savara Board, compensation committee of the Savara Board, or their delegate. The amount of the performance-based bonus will be determined in the sole discretion of the Savara Board or the compensation committee of the Savara Board. Pursuant to the terms of the agreements, each of Mr. Neville, Dr. Jouhikainen, and Mr. Lowrance is subject to certain confidentiality obligations and is obligated to continue to comply with the agreement relating to proprietary information and inventions each executive has previously entered into with Savara. Further provisions of the agreements are discussed below in the section entitled, “Potential Payments Upon Termination of Employment or Change in Control.”

Potential Payments Upon Termination of Employment or Change in Control

Pursuant to the terms of their respective executive employment agreements, if Savara terminates Mr. Neville’s, Dr. Jouhikainen’s, or Mr. Lowrance’s employment with Savara other than for “cause” (as defined in the agreements), death, or disability, or Mr. Neville, Dr. Jouhikainen, or Mr. Lowrance resigns from such employment for “good reason” (as defined in the agreements) and such termination occurs outside of the period beginning three months prior to, and ending 12 months following, a “change of control” (as defined in the agreements) (the “change of control period”), then, subject to the executive timely signing and not revoking a separation agreement and release of claims agreement (and, for Mr. Lowrance, provided such termination occurs after August 1, 2017), each of Mr. Neville, Dr. Jouhikainen, and Mr. Lowrance would be entitled to receive:

•	a lump sum payment equal to (i) six months of his then-current base salary plus (ii) a pro-rated portion of his target bonus based on the number of days he was employed by Savara during the relevant performance period;

•	reimbursements for payments the executive makes for continued healthcare coverage pursuant to COBRA until the earlier of (i) the date six months from the termination date or (ii) the date upon which he and/or his eligible dependents becomes covered under similar plans; and

•	accelerated vesting as to the number of shares that would have otherwise vested pursuant to his Company equity awards had he remained employed by Savara for 12 months following his termination date.

The executive employment agreements also provide that if Savara terminates Mr. Neville’s, Dr. Jouhikainen’s, or Mr. Lowrance’s employment with Savara other than for cause, death, or disability, or Mr. Neville, Dr. Jouhikainen, or Mr. Lowrance resign from such employment for good reason and such termination occurs during the change of control period, then, subject to the executive timely signing and not revoking a separation agreement and release of claims agreement (and, for Mr. Lowrance, provided such termination occurs after August 1, 2017), each of Mr. Neville, Dr. Jouhikainen, and Mr. Lowrance would be entitled to receive:

•	a lump sum payment equal to (i) 12 months of his then-current base salary plus (ii) 100% of his target bonus;

•	a taxable lump sum payment equal to the amount he would pay for continued healthcare coverage pursuant to COBRA for 12 months from the termination date; and

•	accelerated vesting as to 100% of his Company equity awards.

Notwithstanding the foregoing, pursuant to Mr. Lowrance’s executive employment agreement, if Savara terminates his employment with Savara other than for cause, death, or disability, or Mr. Lowrance resigns from such employment for good reason and such termination occurs on or prior to August 1, 2017, then, subject to Mr. Lowrance signing and not revoking a separation agreement and release of claims agreement, he would be entitled to receive the following, regardless of whether the termination occurs within or outside of the change of control period:

•	a lump sum payment equal to (i) three months of his then-current base salary plus (ii) 25% of his target bonus; and

•	reimbursements for payments Mr. Lowrance makes for continued healthcare coverage pursuant to COBRA until the earlier of (i) the date three months from the termination date or (ii) the date upon which he and/or his eligible dependents becomes covered under similar plans.

Employment Benefits Plans

Savara’s 2008 Stock Option Plan

The Savara Inc. Stock Option Plan, or the 2008 Plan, was adopted by Savara’s board of directors in February 2008 and approved by Savara’s stockholders in July 2008. The 2008 Plan provides for the grant of incentive stock options, nonstatutory stock options, awards of restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, phantom stock and performance units. Savara’s employees, directors and consultants are eligible to receive awards under the 2008 Plan; however, incentive stock options may only be granted to Savara’s employees. A maximum of 5,300,076 shares of Savara’s common stock are authorized for issuance under the 2008 plan.

The terms of each award granted under the 2008 Plan are set forth in the applicable award agreement.

Pursuant to the terms of the 2008 Plan, Savara’s board of directors (or a committee appointed by Savara’s board of directors) administers the 2008 Plan and, subject to any limitations set forth in the plan and has the ability to:

•	determine the recipient, type, number, and terms and conditions of awards to be granted;

•	determine the fair market value applicable to an award;

•	determine the satisfaction of conditions applicable to awards;

•	amend or waive the provisions of any award;

•	prescribe, amend and rescind rules and regulations for administration of the 2008 Plan;

•	correct any defect, supply any omission, or reconcile any inconsistency in the 2008 Plan or any agreement entered into thereunder;

•	settle disputed questions arising under the 2008 Plan;

•	determine whether an award’s exercisability will be extended; and

•	alter, amend, suspend or terminate the 2008 Plan and modify, extend or renew awards granted thereunder, with certain exceptions.

In the event of a change in Savara’s outstanding common stock without the receipt of consideration by Savara (through stock dividend, subdivision, reclassification, recapitalization, merger, consolidation, stock split, combination or exchange of stock, or other similar circumstances not involving the receipt of consideration by Savara), the Savara Board will make an appropriate adjustment in the aggregate number or kind of shares of common stock available under the 2008 Plan, the number or kind of shares of common stock subject to each outstanding award, or the option price in order to prevent the dilution or enlargement in any participant’s rights.

In the event of a change in control or reorganization of Savara, if the surviving or acquiring entity does not assume or substitute similar stock awards for outstanding awards under the 2008 Plan, Savara’s board of directors has the discretion to take either of the following actions with respect to stock awards:

•	provide for the cancellation, forfeiture or purchase of any award in the agreement governing the corporate transaction; or

•	provide, upon written notice to all 2008 Plan participants holding awards, that all unexercised awards must be exercised within a specified number of days of the date of such notice or such awards will terminate.

Mast’s 2015 Omnibus Incentive Plan

Purpose of the Plan. The purpose of the Mast Therapeutics, Inc. 2015 Omnibus Incentive Plan (the “2015 Plan”), is to assist Mast, through the incentives inherent in the awards under the plan, in attracting and retaining selected individuals to serve as Mast’s employees, directors, consultants and/or advisors and contribute to its success and achievement of long-term objectives that will benefit Mast’s stockholders.

Shares Available. The maximum number of shares of Mast’s common stock authorized for issuance under the 2015 Plan, subject to adjustment for certain corporate events, including mergers and stock splits, is 30,888,691 shares of Mast’s common stock. This amount consists of 10,388,691 shares that were available for grant under the Mast Therapeutics, Inc. 2014 Omnibus Incentive Plan (the “2014 Plan”) as of December 31, 2014 and 20,500,000 new shares. Stock options and stock appreciate rights, or SARs, granted under the 2014 Plan after December 31, 2014 or under the 2015 Plan reduce the number of available shares under the 2015 Plan by one (1) share for each share subject to such awards. Awards other than stock options and SARs granted under the 2014 Plan after December 31, 2014 or under the 2015 Plan reduce the number of available shares under the 2015 Plan by 1.34 shares for each share subject to such awards.

Shares that, after December 31, 2014, are released from awards granted under the 2014 Plan, any prior Mast inventive plan or the 2015 Plan because the awards are forfeited, expire, or are settled for cash will increase the number of shares available under the 2015 Plan by one (1) share for each share released from a stock option or SAR and by 1.34 shares for each share released from an award other than a stock option or SAR. However, the following shares will not be added to the number of shares available for issuance under the 2015 Plan: (i) shares tendered or withheld in payment of the purchase price of an option, (ii) shares tendered or withheld to satisfy any tax withholding obligation with respect to any award, (iii) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on exercise thereof, and (iv) shares reacquired by Mast in the open market or otherwise using cash proceeds from the exercise of options granted under the 2015 Plan, the 2014 Plan or any of the Prior Plans.

Shares of Mast’s common stock issued under awards granted under the 2015 Plan in assumption of or in substitution or exchange for awards previously granted by a company acquired by Mast or a subsidiary or parent of Mast, or with which Mast or a subsidiary or parent combines (“Substitute Awards”), will not reduce the shares available for grant under the 2015 Plan. In addition, if a company acquired by Mast or a subsidiary or parent of Mast, or with which Mast or a subsidiary or parent combines, has shares remaining available under a plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the available shares (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula applied to determine the consideration payable to stockholders in the acquisition or combination) may be used for awards under the 2015 Plan and will not reduce the shares available for grant; provided that awards using such available shares shall not be made after the date awards or grants could have been made under the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Mast’s employees or directors prior to the acquisition or combination.

Shares issued under the 2015 Plan may consist of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

The maximum number of shares of Mast’s common stock that may be issued under the 2015 Plan pursuant to the exercise of options intended to qualify as “incentive stock options” as defined in Section 422 of the Code is the same as the maximum number of shares authorized for issuance under the 2015 Plan.

Eligibility; Awards to Certain Individuals and Groups. Options, SARs, restricted stock awards, restricted stock unit awards, other share-based awards and performance awards may be granted under the 2015 Plan. Options may be either incentive stock options (as defined in Section 422 of the Code) or nonstatutory stock options. Awards may be granted under the 2015 Plan to any employee, non-employee member of the Mast Board, consultant or advisor who is a natural person and provides services to Mast or a subsidiary or parent of Mast, except for incentive stock options, which may be granted only to Mast employees.

The Mast Board will select the individuals to whom awards under the 2015 Plan may be granted and will determine the type or types of awards to be granted, the time or times at which such awards will be granted, the number of shares subject to each such award (or the dollar value of certain performance awards) and other terms and conditions relating to the awards, except to the extent it delegates its authority to its compensation committee or any other committee or subcommittee formed by the board of directors or by the compensation committee with the approval of the board of directors. Consequently, it is not possible to determine the benefits or amounts that will be received by or allocated to any particular individual or group of individuals in the future under the 2015 Plan.

Limits on Awards to Participants. With respect to awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the 2015 Plan provides that, subject to adjustment as provided in the plan, no participant may, in any 12-month period (i) be granted options or SARs with respect to more than 4,000,000 shares of Mast’s common stock, (ii) earn more than 4,000,000 shares of Mast’s common stock under restricted stock awards, restricted stock unit awards, performance awards and/or other share-based awards, or (iii) earn more than $2,000,000 under an award; provided, however, that each of these limitations shall be multiplied by two (2) with respect to awards granted to a participant during the first calendar year in which the participant commences employment with Mast or any of its subsidiaries. If an award is cancelled, the cancelled award will continue to count against the applicable limitations.

The 2015 Plan also imposes a limit on awards to non-employee directors. The aggregate grant date fair value (calculated as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee member of Mast’s board of directors during any 12-month period shall not exceed $3,000,000.

Administration. The 2015 Plan is administered by the Mast Board, except to the extent the board of directors delegates its authority to its compensation committee or any other committee or subcommittee formed by the board of directors or by the compensation committee with the approval of the board of directors. Notwithstanding the foregoing, to the extent required by the rules of principal U.S. national securities exchange on which Mast’s common stock is traded, or the Principal Exchange, or to the extent required by applicable law, any award under the 2015 Plan to Mast’s chief executive officer or any other officer (as defined in Rule 16(a)-1(f) of the Exchange Act) shall be determined and granted solely by directors who qualify as “independent directors” under the rules of that securities exchange or applicable law. The Mast Board has authorized the compensation committee to determine and grant awards under the 2015 Plan to non-officer participants. The Mast Board or the compensation committee, pursuant to authority delegated to it by the board, has the authority to select the participants who will receive awards under the 2015 Plan, determine the types and terms and conditions of awards, and to interpret and administer the 2015 Plan. The board of directors may (i) delegate to a committee of one or more directors the right to grant, cancel, suspend or amend awards and otherwise take action on its behalf under the 2015 Plan (to the extent not inconsistent with applicable law, including Section 162(m) of the Code, and the rules of the Principal Exchange), and (ii) to the extent permitted by law, delegate to an one or more officers (as that term is defined in Rule 16(a)-1(f) of the Exchange Act) or a committee of such officers the right to grant awards to employees who are not directors or such officers and the authority to take action on behalf of the board of directors, or the compensation committee (if applicable), pursuant to the 2015 Plan to cancel or suspend awards under the 2015 Plan to employees who are not directors or such officers of Mast’s company.

Stock Options. The Mast Board, or the compensation committee (as applicable), may grant either nonstatutory stock options or incentive stock options (as defined in Section 422 of the Code). A stock option entitles the recipient to purchase a specified number of shares of Mast’s common stock at a fixed price subject to terms and conditions set by the board of directors, or the compensation committee (as applicable). The purchase price of shares of common stock covered by a stock option cannot be less than 100% of the fair market value of the common stock on the date the option is granted, except in the case of Substitute Awards. Fair market value of the common stock is generally equal to the closing price for the common stock on the Principal Exchange on the date the option is granted (or if there was no closing price on that date, on the last preceding date on which a closing price was reported), except for Substitute Awards.

The 2015 Plan permits payment of the purchase price of stock options to be made by cash or cash equivalents, shares of Mast’s common stock previously acquired by the participant, through same-day sales through a broker, any other form of consideration approved by the Mast Board, or the compensation committee (as applicable), and permitted by applicable law (including withholding of shares of common stock that would otherwise be issued on exercise, including the specified net exercise procedure), or any combination thereof. In no event may any option be exercised for a fraction of a share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of issuance of shares upon exercise. Options granted under the 2015 Plan expire no later than 10 years from the date of grant, except in the event of the participant’s death or disability or if the exercise of an option, other than an incentive stock option, is prohibited by applicable law or the holder cannot purchase or sell shares of Mast’s common stock due to a “black-out period” under Mast’s insider trading policy, in which case the term of the option shall be automatically extended for a 30-day period from the end of the prohibition or black-out period.

The written agreement governing an option award may provide for the automatic exercise on the last day of the term of an “in the money” option through payment of the purchase price and required withholding taxes by withholding of shares otherwise issuable in connection with the exercise of the option.

Stock Appreciation Rights. The Mast Board, or the compensation committee (as applicable), is authorized to grant SARs in conjunction with a stock option or other award granted under the 2015 Plan, and to grant SARs separately. The grant price of a SAR may not be less than 100% of the fair market value of a share of Mast’s common stock on the date the SAR is granted, except in the case of Substitute Awards. The term of an SAR may be no more than 10 years from the date of grant, except in the event of the participant’s death or disability or if the exercise of the SAR is prohibited by applicable law or the holder cannot purchase or sell shares of Mast’s common stock due to a “black-out period” under Mast’s insider trading policy, in which case the term of the option shall be automatically extended for a 30-day period from the end of the prohibition or black-out period. SARs are subject to terms and conditions set by the board of directors, or the compensation committee (as applicable).

Upon exercise of an SAR, the participant will have the right to receive the excess of the fair market value of the shares covered by the SAR on the date of exercise over the grant price. Payment may be made in cash, shares of Mast’s common stock or other property, or any combination thereof, as the board of directors, or the compensation committee (as applicable), may determine. Shares issued upon the exercise of SARs are valued at their fair market value as of the date of exercise. In no event may any SAR be exercised for a fraction of a share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of issuance of shares upon exercise.

The written agreement governing a SAR may provide for the automatic exercise on the last day of the term of an “in the money” SAR through payment of the required withholding taxes by withholding of shares otherwise issuable in connection with the exercise of the SAR.

Restricted Stock Awards. Restricted stock awards may be issued either alone or in addition to other awards granted under the 2015 Plan, and are also available as a form of payment of performance awards and other earned cash-based incentive compensation. The Mast Board, or the compensation committee (as applicable), determines the terms and conditions of restricted stock awards, including the number of shares of common stock granted, and conditions for vesting that must be satisfied, which may be based principally or solely on continued provision of services, and also may include a performance-based component. Unless otherwise provided in the award agreement, the holder of a restricted stock award will have the rights of a stockholder from the date of grant of the award, including the right to vote the shares of common stock and the right to receive distributions on the shares (subject to the requirements for dividends on restricted stock awards that vest based on the achievement of performance goals). Except as otherwise provided in the award agreement, any shares or other property (other than cash) distributed with respect to the award will be subject to the same restrictions as the award (subject to the requirements for dividends on restricted stock awards that vest based on the achievement of performance goals).

Restricted Stock Unit Awards. Awards of RSUs having a value equal to an identical number of shares of common stock may be granted either alone or in addition to other awards granted under the 2015 Plan, and are also available as a form of payment of performance awards granted under the 2015 Plan and other earned cash-based incentive compensation. The Mast Board, or the compensation committee (as applicable), determines the terms and conditions of RSUs, including conditions for vesting that must be satisfied, which may be based principally or solely on continued provision of services, and also may include a performance-based component. The holder of a restricted stock unit award will not have voting rights with respect to the award. Except as otherwise provided in the award agreement, any shares or other property (other than cash) distributed with respect to the award will be subject to the same restrictions as the award (subject to the requirements for dividend equivalents on restricted stock unit awards that vest based on the achievement of performance goals).

Other Share-Based Awards. The 2015 Plan also provides for the award of shares of Mast’s common stock and other awards that are valued by reference to Mast’s common stock or other property, or Other Share-Based Awards. Such awards may be granted above or in addition to other awards under the 2015 Plan. Other Share-Based Awards may be paid in cash, shares of Mast’s common stock or other property, or a combination thereof, as determined by the Mast Board, or the compensation committee (as applicable). The Mast Board, or the compensation committee (as applicable), determines the terms and conditions of Other Share-Based Awards, including any conditions for vesting that must be satisfied.

Performance Awards. Performance awards provide participants with the opportunity to receive shares of Mast’s common stock, cash or other property based on performance and other vesting conditions. Performance awards may be granted from time to time as determined at the discretion of the board of directors, or the compensation committee (as applicable). Subject to the share limit and maximum dollar value set forth above under “Limits on Awards to Participants,” the Mast Board, or the compensation committee (as applicable), has the discretion to determine (i) the number of shares of common stock under, or the dollar value of, a performance award and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance goals.

Performance Criteria. With respect to awards intended to qualify as performance-based compensation under Code Section 162(m), a committee of “outside directors” (as defined in Code Section 162(m)) with authority delegated by the Mast Board will determine the terms and conditions of such awards, including the performance criteria. The performance goals for restricted stock awards, restricted stock units, performance awards or other share-based awards shall be based on the attainment of specified levels of one or any combination of the following:

•	net sales;

•	revenue;

•	revenue growth or product revenue growth;

•	operating income (before or after taxes);

•	pre- or after-tax income (before or after allocation of corporate overhead and bonus);

•	earnings per share;

•	net income (before or after taxes);

•	return on equity;

•	total shareholder return;

•	return on assets or net assets;

•	return on capital (including return on total capital or return on invested capital);

•	cash flow return on investment;

•	appreciation in and/or maintenance of the price of Mast’s common stock or any of Mast’s other securities, including publicly-traded securities or a tracking security whether actual or constructed;

•	appreciation in and/or maintenance of Mast’s market capitalization;

•	market share;

•	gross profits;

•	earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization);

•	economic value-added models or equivalent metrics;

•	comparisons with various stock market indices or other companies;

•	reductions in costs;

•	cash flow or cash flow per share (before or after dividends);

•	improvement in or attainment of expense levels, working capital levels or other levels of cash, cash equivalents and/or short-term investments at specified points in time, including year-end;

•	operating margins, gross margins or cash margin;

•	reductions in debt or accrued liabilities;

•	stockholders’ equity;

•	research and development achievements;

•	manufacturing achievements (including manufacturing registration on process validation batches, scale- up activities, obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities);

•	regulatory achievements (including submitting or filing applications or other documents with regulatory authorities, having any such applications or other documents accepted for review by the applicable regulatory authority or receiving approval of any such applications or other documents);

•	passing pre-approval inspections (whether of Mast or a third-party manufacturer of Mast) and validation of manufacturing processes (whether Mast or that of a third-party manufacturer of Mast);

•	clinical achievements (including initiating clinical or bioequivalence studies; initiating enrollment, achieving particular rates of enrollment or enrollment of particular numbers of subjects, or completing enrollment in clinical or bioequivalence studies; dosing the first patient in a clinical or bioequivalence study; completing phases of a clinical or bioequivalence study (including the treatment phase) or announcing or presenting preliminary or final data from clinical or bioequivalence studies (in each case, whether on particular timelines or generally));

•	strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of Mast’s products (including with group purchasing organizations, distributors and other vendors);

•	supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of Mast’s products);

•	co-development, co-marketing, profit sharing, joint venture or other similar arrangements);

•	financing and other capital raising transactions (including sales of Mast’s equity or debt securities; factoring transactions; sales or licenses of Mast’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); and

•	implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel.

The performance goals may be based solely by reference to Mast’s performance or the performance of one or more of its subsidiaries, parents, divisions, business segments or business units, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The authorized committee of outside directors may also exclude under the terms of the performance awards, the impact of an event or occurrence that the committee determines should appropriately be excluded, including (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to Mast’s operations or not within its management’s reasonable control, or (iii) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

Adjustments to Awards Subject to Performance Criteria. The authorized committee of outside Mast directors may make downward, but not upward, adjustments with respect to any amount payable pursuant to any restricted stock award, restricted stock unit award, performance award or other share-based payment award that is subject to performance criteria. The committee may not waive achievement of performance goals, except in the case of death, disability or as otherwise determined by the committee in special circumstances.

Dividends; Dividend Equivalents. Awards other than options and SARs may, if determined by the Mast Board, or the compensation committee (as applicable), provide that the participant will be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to cash, stock, or other property dividends declared with respect to shares of common stock covered by an award. The Mast Board, or the compensation committee (as applicable), may provide that such amounts will be deemed to have been reinvested in additional shares of common stock or otherwise, and that they are subject to the same vesting or performance conditions as the underlying award. Any dividends or dividend equivalents provided with respect to performance awards or restricted stock, restricted stock unit or other share-based awards that are subject to the attainment of specified performance goals will be subject to the same restrictions and risk of forfeiture as the underlying awards.

No Repricing. The 2015 Plan prohibits option and SAR repricings (other than to reflect mergers, stock splits, spin-offs or other corporate events as described under “Adjustments upon Changes in Capitalization” below, or in connection with a change in control of Mast) unless stockholder approval is obtained. For purposes of the 2015 Plan, a “repricing” means a reduction in the exercise price of an option or the grant price of a SAR, the exchange or cancellation of an option or SAR for cash or another award under the 2015 Plan if the exercise price or grant price of the option or SAR is greater than the fair market value of Mast’s common stock (except in connection with a change in control, or for awards granted in assumption of or in substitution for awards previously granted by a company acquired by Mast or a subsidiary or with which Mast or a subsidiary combines), or any other action with respect to an option or SAR that may be treated as a repricing under the rules of the Principal Exchange.

Nontransferability of Awards. No award under the 2015 Plan, and no shares subject to awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and an award may be exercised during the participant’s lifetime only by the participant or the participant’s guardian or legal representative, except that the Mast Board, or the compensation committee (as applicable), may provide in an award agreement that a participant may transfer an award without consideration to certain family members, family trusts, or other family-owned entities, or for charitable donations under such terms and conditions determined by the Mast Board, or the compensation committee (as applicable).

Adjustments upon Changes in Capitalization. In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in Mast’s corporate structure affecting its common stock or the value thereof, appropriate adjustments to the 2015 Plan and awards will be made as the Mast Board determines to be equitable or appropriate, including adjustments in the number and class of shares of stock available for awards under the 2015 Plan, the number, class and exercise or grant price of shares subject to awards outstanding under the 2015 Plan, and the limits on the number of awards that any person may receive.

Change in Control. Agreements evidencing awards under the 2015 Plan may provide that upon a Change in Control (as defined in the 2015 Plan), unless otherwise provided in the agreement evidencing an award), outstanding options and SARs shall be cancelled and terminated without payment if the fair market value of one share of Mast’s common stock as of the date of the change in control is less than the per share option exercise price or SAR grant price.

Except as otherwise provided in the agreement evidencing an award, in the event of a Change in Control in which the successor company assumes or substitutes for an option, SAR, restricted stock award, restricted stock unit award or other share-based award, if a participant’s employment with such successor company terminates within 24 months following such Change in Control, outstanding options and SARs will immediately vest, become fully exercisable and may thereafter be exercised for 24 months and restrictions, limitations and other conditions applicable to restricted stock, restricted stock units and other share-based compensation shall lapse and they shall become free of all restrictions and limitations and become fully vested. Except as otherwise provided in the agreement evidencing an award, to the extent the successor company does not assume or substitute for outstanding awards, then upon such Change in Control those outstanding options and SARs shall immediately vest and become fully exercisable and restrictions and other limitations on restricted stock, restricted stock units and other share-based awards shall lapse and they shall become fully vested.

Except as otherwise provided in the agreement evidencing an award, in the event of a Change in Control in which the successor company does not assume or substitute for an option, SAR, restricted stock award, restricted stock unit award, other share-based award, or performance award, (i) options and SARs outstanding as of the date of the Change in Control that are not assumed or substituted for shall immediately vest and become fully exercisable, (ii) restrictions and other limitations placed on restricted stock and restricted stock units that are not assumed or substituted for shall become free of all restrictions and limitations and become fully vested, (iii) the restrictions, other limitations and other conditions applicable to any other share-based award or any other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, (iv) all performance awards not assumed or substituted for shall be considered earned and payable in full, and any deferral or other restriction shall lapse and the performance award shall be settled or distributed immediately, and (v) all awards not assumed or substituted for shall terminate immediately after the Change in Control.

The Mast Board, in its discretion, may determine that, upon a Change in Control, each outstanding option and SAR shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share subject to such option or SAR, an amount equal to the excess of fair market value of such share immediately prior to the occurrence of such Change in Control over the exercise price per share of such option and/or SAR; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the board of directors, in its discretion, shall determine.

Generally, under the 2015 Plan, a Change in Control occurs upon (i) the consummation of a merger or consolidation of Mast’s company with or into another entity, (ii) the consummation of the sale, transfer or other disposition of all or substantially all of Mast’s assets, (iii) certain changes in the majority of the Mast Board within a period of 36 consecutive months, (iv) the acquisition, pursuant to a tender or exchange offer made directly to Mast’s stockholders that the Mast Board does not recommend, of more than 50% of the total combined voting power in Mast’s outstanding securities, or (v) approval by Mast’s stockholders of a plan of complete liquidation or dissolution.

Termination of Employment. The Mast Board, or the compensation committee (as applicable), will determine and set forth in the award agreement whether any awards will continue to be exercisable, and the terms of such exercise, on and after the date the participant ceases to be employed by, or to otherwise provide services to, Mast, whether by reason of death, disability, voluntary or involuntary termination of employment or service, or otherwise.

Recoupment of Compensation; Forfeiture Events. If Mast is required to prepare an accounting restatement due to Mast’s material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, any participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse Mast for (i) the amount of any payment in settlement of an award received by such participant during the 12-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such participant from the sale of Mast’s securities during such 12-month period. In addition, to the extent claw-back or similar provisions applicable to awards are required by applicable law, listing standards and/or policies Mast adopts, awards granted under the 2015 Plan shall be subject to such provisions.

Effective Date of Plan; Amendment and Termination. The 2015 Plan may be amended or terminated by the Mast Board except that stockholder approval is required for any amendment to the 2015 Plan that:

•	would increase the number of shares of common stock available for awards under the 2015 Plan,

•	expand the types of awards available under the 2015 Plan,

•	materially expand the class of persons eligible to participate in the 2015 Plan,

•	permit the grant of options or SARs with an exercise or grant price of less than 100% of fair market value on the date of grant,

•	increase the maximum permissible term of any option or SAR granted under the 2015 Plan,

•	amend the provisions prohibiting the repricing of options and SARs (as described above under “No Repricing”),

•	increase the limits as to any participant on the number of shares subject to awards or the dollar value payable with respect to performance awards, or

•	take any action with respect to an option or SAR that may be treated as a repricing under the rules of the Principal Exchange.

In addition, no amendment or termination may materially impair a participant’s rights under an award previously granted without the written consent of the participant.

The 2015 Plan will expire on and no further awards may be granted after the 10th anniversary of its effective date. Awards granted under the 2015 Plan on or prior to its expiration date shall remain in effect until they have been exercised or terminated or have expired.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF SAVARA

Described below are transactions occurring since January 1, 2014 and any currently proposed transactions to which Savara was a party and in which

•	The amounts involved exceeded or will exceed $120,000; and

•	A director, executive officer, holder of more than 5% of the outstanding capital stock of Savara, or any member of such person’s immediate family had or will have a direct or indirect material interest, other than compensation, termination and change of control arrangements that are described under the section titled “Executive Compensation” in this proxy statement/prospectus/information statement.

Sales of Securities

2014 Convertible Debt Financing

From May 2014 to October 2014, Savara issued an aggregate principal amount of $10,000,000 in convertible promissory notes. These promissory notes accrued interest at a rate of 8% per annum. All of the convertible promissory notes issued in such financing were converted into shares of Series C preferred stock in December 2015 in connection with the Series C preferred stock financing described below. The aggregate principal amount of the convertible promissory notes and aggregate accrued interest of $1,006,246 converted into shares of Series C preferred stock at a 20% discount to the purchase price paid for the Series C preferred stock by other investors in the Series C preferred stock financing. The following table sets forth the names of Savara’s directors, executive officers and holders of more than 5% of Savara capital stock who participated in the convertible debt financing.

Name	Principal Amount
Robert Neville	$25,000
Entities affiliated with Yuri Pikover(1)	$1,000,000

(1)	Convertible promissory note issued to 37Ventures, LLC.

Series C Preferred Stock

In December 2015, Savara issued an aggregate of 1,423,482 shares of its Series C preferred stock at a purchase price of $5.2605 per share, and issued an additional 2,615,308 shares of its Series C preferred stock upon the conversion of convertible promissory notes with an aggregate principal and accrued interest of $11,006,246. In a subsequent closing in February 2016, Savara issued 413,792 shares of its Series C preferred stock at a purchase price of $5.2605 per share. Immediately prior to the effective time of the merger with Mast, each share of Savara preferred stock will be converted into one share of Savara common stock. The following table sets forth the names of the Savara directors, executive officers and holders of more than 5% of Savara capital stock who participated in the Series C preferred stock financing.

Name of Stockholder	Shares of Series C Preferred Stock	Aggregate Purchase Price
Robert Neville	8,337	$37,127
Entities affiliated with Yuri Pikover(1)	292,695	$1,261,781

(1)	Shares issued to 37Ventures, LLC.

2016 Convertible Debt Financing

From July 2016 to August 2016, Savara issued an aggregate principal amount of $4,414,689 in convertible promissory notes. These promissory notes accrued interest at a rate of 8% per annum. The terms of these convertible promissory notes were amended in January 2017 to provide for the conversion of the notes into shares of Savara common stock immediately prior to, and conditioned upon, the closing of the merger with Mast. Upon conversion of these promissory notes, Savara will issue an aggregate of approximately 1.1 million shares of common stock.

In connection with the sale and issuance of the convertible promissory notes, Savara issued stock purchase warrants exercisable for shares of Savara’s equity securities at a purchase price of $5.2605 per share upon the occurrence of a specified exercise event. Such exercise events include a change in control of Savara, an initial public offering of Savara stock, or a Regulation A offering of Savara stock. The terms of the warrants were amended in January 2017 to include the closing of the merger with Mast as an exercise event following which the warrants may be exercised. The number of shares of equity securities exercisable pursuant to the warrants is equal to 2.8515% of the principal amount of such holder’s convertible promissory note.

The following table sets forth the names of Savara’s directors, executive officers and holders of more than 5% of Savara’s capital stock who participated in the convertible debt financing.

Name	Principal Amount
Joseph S. McCracken	$25,000
Entities affiliated with Yuri Pikover(1)	$50,000

(1)	Convertible promissory note issued to 37Ventures, LLC.

Series B Preferred Stock Warrants

In connection with the sale and issuance of Savara’s Series B Preferred Stock in May 2012, Savara issued stock purchase warrants exercisable for shares of Savara’s equity securities at a purchase price of $3.12959 per share at any time prior the earliest to occur of (i) the close of business on May 30, 2017, (ii) a change in control of Savara, or (iii) 360 days following the closing of an initial public offering of Savara stock. Warrants to purchase an aggregate of 289,966 shares were outstanding as of December 31, 2016.

Stockholder Agreements

In December 2015, Savara entered into its Fourth Amended and Restated Investors’ Rights Agreement, or the Rights Agreement, and in July 2016, Savara entered into its Fifth Amended and Restated Right of First Refusal Agreement, or the ROFR Agreement, and its Third Amended and Restated Voting Agreement, or the Voting Agreement, with certain holders of its preferred stock and certain holders of its common stock. Such agreements provide for, among other things, voting rights and obligations, information rights, rights of first refusal and registration rights. The following directors, executive officers and holders of more than 5% of Savara capital stock and their affiliates are parties to these agreements:

•	Robert Neville;

•	Taneli Jouhikainen;

•	Joseph S. McCracken; and

•	37Ventures, LLC (Yuri Pikover, an affiliate of 37Ventures, LLC, is a member of Savara’s board of directors).

The ROFR Agreement, the Voting Agreement and the Rights Agreement will terminate upon the closing of the merger with Mast.

Director and Executive Officer Compensation

For information regarding the compensation of Savara’s directors and executive officers, please see the section entitled “Management Following the Merger — Director Compensation” in this proxy statement/prospectus/information statement.

Policy for Approval of Related Person Transactions

While Savara does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, Savara’s board of directors reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the merger between Mast and Savara and Savara’s previously consummated acquisition of Serendex A/S (“Serendex”) as discussed below. The merger is structured as a reverse merger and Savara was determined to be the accounting acquirer based upon the terms of the merger and other factors including: (i) Savara security holders will own approximately 77% of the combined company immediately following the closing of the merger, (ii) Savara directors will hold the majority (5 out of 7) of board seats in the combined company, and (iii) Savara management will hold all key positions in the management of the combined company. The transaction will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States (US GAAP). Under the acquisition method of accounting for the purpose of these unaudited pro forma condensed combined financial statements, management of Mast and Savara have determined a preliminary estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are recorded at their estimated acquisition date fair values. Any excess of purchase price over fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. A final determination of these estimated fair values will be based on the actual net tangible and intangible assets of Mast that exist as of the date of completion of the transaction.

Previously Consummated Serendex Acquisition

On July 15, 2016, Savara completed its acquisition of Serendex for total purchase consideration of $12.4 million. The purchase consideration consisted primarily of $2.9 million in common stock and $9.5 of contingent consideration. The acquisition of Serendex is reflected in Savara’s historical consolidated balance sheet at December 31, 2016.

Pro Forma Information

The unaudited pro forma condensed combined balance sheet as of December 31, 2016 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 are based on (i) the historical consolidated results of operations of Savara and its subsidiaries (which include the results of Serendex subsequent to Savara’s July 15, 2016 acquisition of Serendex); (ii) the historical consolidated results of operations of Mast; (iii) and the historical results of operations of Serendex for the period January 1, 2016 to July 14, 2016.

The unaudited pro forma condensed combined balance sheet as of December 31, 2016 assumes that the merger took place on December 31, 2016 and combines the historical balance sheets of Mast and Savara as of December 31, 2016. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 assumes that both the merger and the acquisition of Serendex took place as of January 1, 2016, and combines the historical results of Mast and Savara and the pre-acquisition historical results of Serendex. The historical financial statements of Mast, Savara and Serendex (for the interim period through June 30, 2016), which are provided elsewhere in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of the amount, if any, of capital raised by Savara between entering the Merger Agreement and closing of the merger; the amount of cash used by Mast’s operations between the signing of the Merger Agreement and the closing of the merger; the timing of closing of the merger; and other changes in the Mast assets and liabilities that occur prior to the completion of the merger.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the acquisition. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Mast, Savara and Serendex been a combined company during the specified periods. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the audited financial statements of Mast and Savara for the year ended December 31, 2016 and the unaudited condensed financial statements of Serendex for the six months ended June 30, 2016 included elsewhere in this proxy statement/prospectus/information statement.

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2016

(in thousands)

	Mast	Savara	Pro Forma Merger Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$8,542	$13,373	$—		$21,915
Investment securities	2,740	—	—		2,740
Grant and awards receivable	—	400			400
Prepaid expenses and other assets	903	840	—		1,743

Total current assets	12,185	14,613	—		26,798
Property, plant, and equipment, net	99	793	—		892
In-process research and development	2,500	10,477	18,803	G	31,780
Goodwill	3,007	3,051	9,517	H	15,575
Deposits and other non-current assets	131	—	—		131

Total assets	$17,922	$28,934	$28,320		$75,176

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$626	$536	$—		$1,162
Accrued expenses and other liabilities	1,974	2,477	3,482	D	9,783
			1,850	E
Accrued compensation and payroll taxes	718	—	—		718
Debt facility	1,548	—	—		1,548
Capital lease obligation, current portion	—	442	—		442

Total current liabilities	4,866	3,455	5,332		13,653
Noncurrent liabilities:
Accrued interest on convertible promissory notes	—	151	(151)	F	—
Debt facility, net of current portion	2,285	—	—		2,285
Deferred income tax liability	995	2,305	7,526	I	10,826
Convertible promissory notes	—	3,448	(3,448)	F	—
Put option liability	—	979	(979)	F	—
Contingent consideration	—	9,708	—		9,708
Capital lease obligation, net of current portion	17	579	—		596
Other long-term liabilities	—	323	—		323

Total liabilities	8,163	20,948	8,280		37,391

Redeemable convertible preferred stock:
Convertible preferred stock	—	43,861	(43,861)	C	—
Stockholders’ equity:
Common stock	255	5	222	B	1,017
			490	C
			45	F
Additional paid-in-capital	320,576	3,117	(290,278)	A	82,184
			(222)	B
			43,371	C
			5,620	F
Accumulated other comprehensive income/(loss)	1	(591)	(1)	A	(591)
Accumulated earnings/(deficit)	(311,073)	(38,406)	311,073	A	(44,825)
			(3,482)	D
			(1,850)	E
			(1,087)	F

Total stockholders’ equity/(deficit)	9,759	(35,875)	63,901		37,785

Total liabilities and stockholders’ equity	$17,922	$28,934	$28,320		$75,176

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

(in thousands, except share and per share data)

For the Year Ended December 31, 2016
	Mast	Savara	Serendex	Pro Forma Merger Adjustment		Pro Forma Combined
			(see note 4)
Grant revenue	$128	$400	$—	$—		$528
Operating expenses:
Product development	20,793	8,182	4,102	—		33,077
General and administrative	9,342	2,503	2,665	—		14,510
Impairment of IPR&D	6,049	—	—	—		6,049
Depreciation and amortization	99	346	—	—		445
Transaction related costs	301	317	—	(618)	J	—

Total operating expenses	36,584	11,348	6,767	(618)		54,081

Loss from operations	(36,456)	(10,948)	(6,767)	618		(53,553)
Interest and other income (expense), net	(2,053)	(332)	(58)	—		(2,443)

Loss before income taxes	(38,509)	(11,280)	(6,825)	618		(55,996)
Income taxes	2,409	357	—	—		2,766

Net loss	$(36,100)	$(10,923)	$(6,825)	$618		$(53,230)
Accretion of preferred stock classified as mezzanine equity	—	(94)	—	—		(94)

Net loss attributable to common stockholders	$(36,100)	$(11,017)	$(6,825)	$618		$(53,324)

Basic and diluted net loss per share	$(0.17)	$(3.29)	$—	$—		$(0.06)

Weighted average common share outstanding- basic and diluted	208,484,370	3,348,647	—	676,491,896	B	888,324,913

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

1. Description of Transaction and Basis of Presentation

Description of Transaction

On January 6, 2017, Savara entered into the Merger Agreement with Mast, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, that a wholly-owned subsidiary of Mast will merge with and into Savara, with Savara becoming a wholly-owned subsidiary of Mast and the surviving corporation of the merger. At the closing of the merger, each outstanding share of Savara’s common stock will be converted into the right to receive approximately 41 pre-split shares of common stock of Mast (before giving effect to the Reverse Stock Split), as well as the payment of cash in lieu of fractional shares. Immediately following the effective time of the merger, Mast equity holders are expected to own approximately 23% of the outstanding capital stock of the combined company, with Savara’s preexisting equity holders expected to own approximately 77%. Note that share references in these pro forma condensed combined financial statements do not include the effects of the proposed Reverse Stock Split (discussed in the section entitled “Mast Proposal No. 2”).

Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the Securities and Exchange Commission (SEC). The unaudited pro forma condensed combined balance sheet as of December 31, 2016 is presented as if the merger had been completed on December 31, 2016. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 assumes that both the merger and Savara’s acquisition of Serendex took place as of January 1, 2016, and combines the historical results of Mast and Savara and the pre-acquisition historical results of Serendex.

Based on the terms of the merger, Savara is deemed to be the acquiring company for accounting purposes and the merger will be accounted for under the acquisition method of accounting in accordance with the provisions of Accounting Standards Codification 805, Business Combinations. Accordingly, assets and liabilities of Savara will be recorded as of the merger closing date at their respective carrying value and assets and liabilities of Mast will be recorded as of the merger closing date at their respective fair values. Under the acquisition method of accounting for the purpose of these unaudited pro forma financial statements, management of Savara and Mast have determined a preliminary estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The net tangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the actual net tangible assets of Mast that exist as of the date of completion of the transaction.

To the extent there are significant changes to the business following completion of the merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. Accordingly, the pro forma purchase price adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

2. Preliminary Purchase Price

The preliminary estimated purchase price of the merger is $30.6 million using Mast’s share price for its common stock and its common shares outstanding as of the close of business on March 6, 2017. Note that in a reverse merger, the purchase consideration determined under US GAAP will be based on the market capitalization of Mast on the date of the merger. The estimated fair value of the net assets acquired, excluding goodwill is $18.0 million.

Management of Savara has preliminarily concluded the proposed merger is a business combination and will apply the acquisition method of accounting. Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Mast based on their estimated fair values as of the proposed merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. To the extent the actual purchase price varies from the estimated purchase price used in these unaudited pro forma condensed combined financial information, the impact will be an increase or decrease in goodwill.

The preliminary allocation of the estimated total purchase price of the proposed merger is as follows (in thousands):

Fair value of Mast net assets to carry over to merged company	$18,046
Goodwill	12,524

Total purchase consideration	$30,570

The preliminary estimated fair values of the acquired assets and assumed liabilities of Mast as of December 31, 2016 is as follows (in thousands):

Net tangible assets	$5,264
In-process research and development intangible asset, net of deferred tax liability	12,782

Estimated fair value of net assets acquired	$18,046

Note that while the purchase accounting assuming the merger occurred on December 31, 2016 reflects positive net tangible assets, Mast continues to fund its operations through the close of the merger with cash on hand. As such, Savara does not expect to acquire any substantive amount of cash upon consummation of the merger. The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed. The purchase price allocation will remain preliminary until Savara’s management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

3. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to the tangible assets and liabilities of Mast to reflect the preliminary estimate of their fair values, and to reflect the impact on the statements of operations of the merger as if the companies had been combined during the periods presented therein. The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

A.	To reflect the elimination of Mast’s historical stockholders’ equity balances, including accumulated deficit and accumulated other comprehensive income, and to reflect the adjustments to the fair value of Mast’s net assets recorded in the preliminary allocation of the estimated total purchase price, at the close of the merger referred to in Note 2 above.

Elimination of Mast’s accumulated deficit	$(311,073)
Elimination of Mast’s accumulated other comprehensive income	1
Fair value adjustment to intangible assets (see G below)	18,803
Fair value adjustment to goodwill (see H below)	9,517
Adjustment to deferred tax liability (see I below)	(7,526)

Total	$(290,278)

B.	To reflect the reclassification Savara’s par value of common stock and additional paid-in capital in connection with the exchange of Savara’s common stock for Mast’s common stock.

C.	To reflect the conversion of Savara’s redeemable convertible preferred stock to Mast common stock.

D.	To record $3.5 million of estimated transaction costs that were not incurred as of December 31, 2016.

E.	To record $1.9 million of severance liabilities in relation to termination of employees of Mast upon consummation of the merger.

F.	To reflect the conversion of $4.4 million in aggregate principal of, and accrued interest on, Savara’s convertible notes into approximately 1.1 million shares of Savara common stock and then into shares of Mast common stock and to reflect the elimination of the put option (redemption feature) on Savara’s convertible notes.

G.	To record intangible assets acquired in the merger and eliminate Mast’s historical intangible assets.

To record intangible assets acquired in the merger	$21,303
To eliminate historical Mast intangible assets	(2,500)

Total	$18,803	F

H.	To record goodwill as a result of the merger and eliminate Mast’s historical goodwill.

To record goodwill acquired in the merger	$12,524
To eliminate historical Mast goodwill	(3,007)

Total	$9,517	F

I.	To eliminate Mast’s deferred tax liability related to prior acquisitions that arose from amortizing, for tax purposes, intangible assets from business combination transactions prior to this merger and record deferred tax liability related to the merger (assumes a 40% tax rate applied to intangible assets acquired).

To record net deferred tax liability related to the merger	$8,521
To eliminate deferred tax liabilities related to Mast’s intangible assets from prior acquisitions	(995)

Total	$7,526	F

J.	To eliminate nonrecurring transaction costs incurred during the year ended December 31, 2016 of $0.6 million that are directly related to the merger.

4. Serendex’s Historical Financial Statements

Schedule 1

Serendex

Statements of Operations

For the Period from January 1, 2016 to July 14, 2016

	January 1, 2016 to June 30, 2016 DK GAAP(1)(2)	July 1, 2016 to July 14, 2016 DK GAAP(1)	US GAAP Adjustments		As Converted to US GAAP
	DKK	DKK	DKK		DKK	USD
Grant revenue	704	—	(704)	(a)	—	$—
Operating expenses
Product development	6,034	3,336	18,014	(a) (b)	27,384	4,102
General and administrative	12,954	4,834	—		17,788	2,665

Total operating expenses	18,988	8,170	18,014		45,172	6,787

Loss from operations	(18,284)	(8,170)	(18,718)		(45,172)	(6,787)
Interest and other income (expense), net	(328)	(59)	—		(387)	(58)

Net loss	(18,612)	(8,229)	(18,718)		(45,559)	$(6,825)

(1)	Amounts derived from Serendex’s accounting records under DK GAAP and have been reclassified to be consistent with the manner in which items are classified in Savara consolidated statement of operations and comprehensive loss.
(2)	Amounts derived from Serendex’s historical unaudited condensed financial statements for the six months ended June 30, 2016 included or incorporated by reference elsewhere in this proxy statement/prospectus/information statement.

US GAAP Adjustments to Serendex’s Historical Financial Statements

On July 15, 2016, Savara completed the acquisition of Serendex through its wholly-owned subsidiary, Savara ApS. Serendex prepared its financial statements in accordance with Danish GAAP. Included in Schedules 1 above are the US GAAP adjustments to Serendex’s historical financial statements for the period from January 1, 2016 to July 14, 2016.

(a) Revenue recognition

i.	Under DK GAAP, revenue generated from sales of active pharmaceutical ingredient (API) to vendors associated with clinical trial studies is recognized as net revenue on the financial statements.

ii.	Under US GAAP, revenue generated from sales of API to vendors associated with clinical trial studies would be considered contra- R&D expenses as those revenues were not generated due to commercialized sales to customers.

(b) Research and development costs- capitalization

i.	Under DK GAAP, research and development costs directly and indirectly attributable to development of new products are capitalized as in-process R&D.

ii.	Under US GAAP, research and development costs are expensed as incurred.

Translation of Serendex’s Historical Financial Statements to US Dollars

The unaudited pro forma condensed combined financial information is presented in US dollars unless otherwise stated, and accordingly, the financial information of Serendex used to prepare the unaudited pro forma condensed combined financial information was translated from Danish Krone to US dollars (Schedules 1) using the following exchange rate, which correspond with the exchange rate for the periods being presented:

Statement of operations for the period from January 1, 2016 to July 14, 2016 (pre-acquisition period): Average for period	1 = US$	.1498

DESCRIPTION OF MAST CAPITAL STOCK

The following description of Mast’s common stock and preferred stock summarizes the material terms and provisions of Mast’s common stock and the preferred stock that it may offer under this proxy statement/prospectus/information statement /prospectus. For the complete terms of Mast’s common stock and preferred stock, please refer to its certificate of incorporation and its bylaws, each as amended to date, that are incorporated by reference into the registration statement of which this proxy statement/prospectus/information statement is a part or may be incorporated by reference in this proxy statement/prospectus/information statement. The terms of these securities may also be affected by the Delaware General Corporation Law, or the DGCL. The summary below is qualified in its entirety by reference to Mast’s certificate of incorporation and bylaws, as in effect at the time of any offering of securities under this proxy statement/prospectus/information statement.

Common Stock

As of the date of this proxy statement/prospectus/information statement, Mast’s certificate of incorporation authorizes Mast to issue 500,000,000 shares of common stock, par value $0.001 per share, of which 254,746,933 shares were issued and outstanding as of March 2, 2017. Additional shares of authorized common stock may be issued, as authorized by the Mast Board from time to time, without stockholder approval, except as may be required by applicable securities exchange requirements. The holders of Mast’s common stock possess exclusive voting rights in Mast, except to the extent the Mast Board specifies voting power with respect to any other class of securities issued in the future. Each holder of Mast’s common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors. Stockholders do not have any right to cumulate votes in the election of directors.

Subject to preferences that may be granted to the holders of preferred stock, each holder of Mast’s common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Mast Board out of funds legally available therefor. In the event of Mast’s liquidation, dissolution or winding up, the holders of Mast’s common stock will be entitled to receive, after payment of all of Mast’s debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of Mast’s remaining assets. Holders of Mast’s common stock have no conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of Mast’s securities.

All of the outstanding shares of Mast’s common stock are fully paid and non-assessable. The shares of common stock offered by this proxy statement/prospectus/information statement or upon the conversion of any preferred stock or debt securities or exercise of any warrants offered pursuant to this prospectus, when issued and paid for, will also be, fully paid and non-assessable.

Securities Exchange Listing

Mast’s common stock is listed on the NYSE MKT under the symbol “MSTX”.

Transfer Agent and Registrar

The transfer agent and registrar for Mast’s common stock is American Stock Transfer & Trust Company.

Preferred Stock

As of the date of this proxy statement/prospectus/information statement, Mast’s certificate of incorporation authorizes Mast to issue 1,000,000 shares of preferred stock, par value $0.001 per share, none of which are outstanding. Pursuant to Mast’s certificate of incorporation, the Mast Board has the authority to provide for the issuance, in one or more series, of Mast’s authorized preferred stock and to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Mast’s preferred stock. The rights, privileges, preferences and restrictions of any such series of Mast’s preferred stock may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of preferred stock or common stock. The Mast Board is also expressly authorized to increase or decrease the number of shares of any series prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. The issuance of preferred stock may have the effect of decreasing the market price of its common stock and may adversely affect the voting power of holders of Mast’s common stock and reduce the likelihood that holders of Mast’s common stock will receive dividend payments and payments upon liquidation.

The DGCL provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Effects of Provisions of Mast’s Charter Documents and Delaware Law

Provisions of the DGCL, Mast’s certificate of incorporation and bylaws could make it more difficult to acquire Mast by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Mast Board may consider inadequate and to encourage persons seeking to acquire control of Mast to first negotiate with the Mast Board. Mast believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Mast outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL and Mast’s certificate of incorporation and bylaws.

Certificate of Incorporation and Bylaws

Preferred Stock. Under Mast’s certificate of incorporation, the Mast Board has the power to authorize the issuance of up to 1,000,000 shares of preferred stock, all of which are currently undesignated, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by Mast’s stockholders. The issuance of preferred stock may:

•	delay, defer or prevent a change in control;

•	discourage bids for Mast’s common stock at a premium over the market price of Mast’s common stock;

•	adversely affect the voting and other rights of the holders of Mast’s common stock; and

•	discourage acquisition proposals or tender offers for Mast’s shares and, as a consequence, inhibit fluctuations in the market price of Mast’s shares that could result from actual or rumored takeover attempts.

Advance Notice Requirement. Stockholder nominations of individuals for election to the Mast Board and stockholder proposals of other matters to be brought before an annual meeting of Mast’s stockholders must comply with the advance notice procedures set forth in Mast’s bylaws. Generally, to be timely, such notice must be received at Mast’s principal executive offices no later than the date specified in Mast’s proxy statement released to its stockholders in connection with the preceding year’s annual meeting of stockholders, which date shall be not earlier than the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders.

Special Meeting Requirements. Mast’s bylaws provide that special meetings of its stockholders may be called only at the request of Mast’s board of directors, president (unless there is a chief executive officer who is not the president, in which case a special meeting may be called at any time by the chief executive officer and not the president) or chair of the Mast Board. Only such business shall be considered at a special meeting as shall have been stated in the notice for such meeting.

No Cumulative Voting. Mast’s certificate of incorporation does not include a provision for cumulative voting for directors.

Indemnification. Mast’s certificate of incorporation and bylaws provide that Mast will indemnify its officers and directors against losses as they incur in investigations and legal proceedings resulting from their services to Mast, which may include service in connection with takeover defense measures.

Removal of Directors. Mast’s bylaws provide that the affirmative vote of the holders of at least 75% of its voting stock then outstanding is required to remove Mast’s directors, either with or without cause.

Authorized but Unissued Shares. Mast’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. Mast may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Mast by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute

Mast is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years following the date that stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include any of the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did beneficially own, 15% or more of the outstanding voting stock of the corporation.

The above provisions may deter a hostile takeover or delay a change in control of management or Mast.

COMPARISON OF RIGHTS OF HOLDERS OF MAST STOCK AND SAVARA STOCK

Both Mast and Savara are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Savara stockholders will become stockholders of Mast, and their rights will be governed by the DGCL, the bylaws of Mast and the amended and restated certificate of incorporation of Mast.

The table below summarizes the material differences between the current rights of Savara stockholders under the Savara amended and restated certificate of incorporation and bylaws and the rights of Mast stockholders, post-merger, under the Mast amended and restated certificate of incorporation and bylaws, as applicable, and as in effect immediately following the merger.

While Mast and Savara believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Mast stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Mast and Savara stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Mast and Savara that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Mast or Savara before the merger and being a stockholder of Mast after the merger. Mast has filed copies of its current amended and restated certificate of incorporation and bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Savara will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current Savara Rights Versus Mast Rights Post-Merger

Provision	Savara (Pre-Merger)	Mast (Post-Merger)
Elections;Voting; Procedural Matters

Authorized Capital Stock	The amended and restated certificate of incorporation of Savara authorizes the issuance of up to 27,000,000 of common stock, $0.001 par value per share, and 15,799,906 shares of preferred stock, $0.001 par value per share, of which 1,799,906 shall be designated “Series A Preferred Stock,” 6,000,000 shall be designated “Series B Preferred Stock,” and 8,000,000 shall be designated “Series C Preferred Stock.”

The amended and restated certificate of incorporation of Mast authorizes the issuance of up to 501,000,000 shares, of which 500,000,000 shares are common stock, each having a par value of $0.001, and 1,000,000 shares are preferred stock, each having a par value of $0.001.

Number of Directors	The amended and restated certificate of incorporation and Voting Agreement of Savara sets the number of directors at five.	The bylaws of Mast currently provide that the number of directors shall be not less than three and not more than nine.

Stockholder Nominations and Proposals	The amended and restated certificate of incorporation and bylaws of Savara do not provide for	The bylaws of Mast provide that in order for a stockholder to make a director nomination or

Provision	Savara (Pre-Merger)	Mast (Post-Merger)
procedures with respect to stockholder proposals or director nominations.

propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the Mast secretary, which must be received not more than 120 calendar days before and not less than 90 calendar days before the one year anniversary of the date of the previous year’s annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting).

Classified Board of Directors	The amended and restated certificate of incorporation of Savara does not provide for the division of the board of directors into staggered classes.	The amended and restated certificate of incorporation of Mast does not provide for the division of the board of directors into staggered classes.

Removal of Directors	The bylaws of Savara provide that directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed only by vote of the holders of a majority of the outstanding shares of such class or series.

The bylaws of Mast provide that a director may be removed at any time with or without cause by the affirmative vote of the holders of 75% of the shares then entitled to vote at an election of directors.

Special Meeting of the Stockholders	The bylaws of Savara provide that special meetings of stockholders may be called at any time by the board of directors, the president or upon the written request of holders of shares entitled to case not less than 33% of the votes entitled to notice of and to vote at such special meeting.	The bylaws of Mast provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief executive officer or president, and by the board of directors.

Cumulative Voting	The Savara amended and restated certificate of incorporation and bylaws do not have a provision granting cumulative voting rights in the election of its directors.	The Mast amended and restated certificate of incorporation and bylaws do not have a provision granting cumulative voting rights in the election of its directors.

Provision	Savara (Pre-Merger)	Mast (Post-Merger)
Vacancies	The amended and restated certificate of incorporation and bylaws of Savara provide that any vacancy on the board of directors may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

The amended and restated certificate of incorporation and bylaws of Mast provide that any vacancy or newly created directorships on the board of directors will be filled only by the affirmative vote of a majority of the directors in office, even though less than a quorum of the board of directors, or by a sole remaining director, and not by the stockholders.

Voting Stock	Under the amended and restated certificate of incorporation of Savara, the holders of common stock are entitled to one vote for each share of stock held by them and holders of preferred stock are entitled to one vote for each share of common stock into which such share of preferred stock is convertible; provided that holders of preferred stock, voting as a separate class, are entitled to elect two directors, and holders of common stock, voting as a separate class, are entitled to elect one director.

Under the Mast bylaws, the holders of voting stock are entitled to vote on each matter properly submitted to the stockholders at a meeting of the stockholders and shall be entitled to cast one vote in person or by proxy for each share of voting stock held by them respectively as of the record date fixed by the secretary at least 10 days before the meeting of the stockholders.

Voting Agreement	The Third Amended and Restated Voting Agreement entered into as of July 15, 2016 between Savara and certain of its stockholders, or the Voting Agreement, provides for the election of: two director nominees by holders of Savara’s preferred stock, one director nominee by the holders of Savara’s common stock, the person then serving as Savara’s Chief Executive Officer and one director designated as a director by a majority of the then-serving directors.

The Stockholders’ Voting and Transfer Restriction Agreement, dated February 12, 2011, by and among the registrant, each of the principal stockholders of SynthRx, Inc. and, solely with respect to Section 3(c), the Stockholders’ Agent, provides that each stockholder party agreed, with respect to every action or approval by written consent of Mast’s stockholders, to vote all shares of Mast’s common stock beneficially owned by that stockholder that were issued pursuant to Mast’s merger agreement with SynthRx, Inc. in such manner as Mast directs. As of March 2, 2017, approximately 0.5% of Mast’s outstanding common stock was subject to this voting agreement.

Provision	Savara (Pre-Merger)	Mast (Post-Merger)
Stockholder Action by Written Consent	The bylaws of Savara provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

The bylaws of Mast provide that any action required or permitted to be taken by its stockholders may be effected by a written consent of the requisite stockholders obtained in accordance with the applicable provisions of the DGCL.

Notice of Stockholder Meeting	The bylaws of Savara provide that notices of all meetings shall state the place, if any, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. The bylaws of Savara provide that notice of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Under the bylaws of Mast, written notice of each stockholder meeting must specify the place, if any, date and hour of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting.

Conversion Rights and Protective Provisions	The amended and restated certificate of incorporation of Savara provides that each holder of shares of preferred stock shall have the right to convert such shares into shares of common stock at any time in accordance with the amended and restated certificate of incorporation. In addition, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering, the listing of Savara’s common stock on certain exchange trading platforms, or the vote or written consent of a least a majority of the voting power represented by the then outstanding shares of preferred stock, all outstanding shares shall be converted into shares of common stock. Savara may not amend the amended and restated certificate of	The amended and restated certificate of incorporation of Mast does not provide that holders of Mast stock shall have preemptive, conversion or other protective rights.

Provision	Savara (Pre-Merger)	Mast (Post-Merger)
incorporation in a manner that materially alters or changes the rights, preferences or privileges of the preferred stock so as to affect them adversely in a manner different than other classes, or take certain other actions without the written consent or affirmative vote of the majority of the outstanding shares of preferred stock.

Right of First Refusal	The bylaws and the Fifth Amended and Restated Right of First Refusal Agreement entered into on July 15, 2016 between Savara and certain of its stockholders provides that stockholders wishing to transfer any shares of stock shall first provide Savara and then certain major stockholders with the right to purchase such shares.	Mast does not have a right of first refusal in place.

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification	The amended and restated certificate of incorporation of Savara provides that Savara shall indemnify its directors and officers to the fullest extent permitted by the DGCL. Under the bylaws of Savara, such rights shall not be exclusive of any other rights acquired by directors and officers.

The amended and restated certificate of incorporation and bylaws of Mast provide that Mast shall indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Under its bylaws, Mast will not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the Mast Board, and Mast will not indemnify a director or officer if the board of directors determines by clear and convincing evidence that the director or officer acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation. Under the bylaws of Mast, such rights shall not be exclusive of any other rights acquired by directors and officers. Each of the officers and directors of

Provision	Savara (Pre-Merger)	Mast (Post-Merger)
Mast has also entered into an indemnification agreement with Mast.

Advancement of Expenses	The amended and restated certificate of incorporation and the bylaws of Savara provide that Savara shall pay the expenses incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, that payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to be indemnified. In addition, Savara is not required to indemnify or advance amounts to a person in connection with a proceeding initiated by such person.

The bylaws of Mast provide that Mast will advance expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of Mast or otherwise. In addition, Mast is not required to indemnify or advance amounts to a person in connection with a proceeding initiated by such person, unless the proceeding was authorized in advance by Mast’s board of directors.

Dividends

Declaration and Payment of Dividends	The amended and restated certificate of incorporation of Savara provides that holders of preferred stock shall be entitled, when and as declared by the board of directors, to dividends of: in the case of the Series A Preferred Stock, $0.14462 per share per annum, in the case of the Series B Preferred Stock, $0.2504 per share per annum, in the case of the Series C Preferred Stock $0.42084 per share per annum.

Subject to any restrictions contained in the DGCL or the amended and restated certificate of incorporation of Mast, the board of directors may declare and pay dividends upon the shares of capital stock.

Amendments to Certificate of Incorporation or Bylaws

Amendment Provisions	The amended and restated certificate of incorporation of Savara may not be amended in a manner that materially alters or changes the rights, preferences or privileges of the preferred stock so as to affect them adversely without the written consent or affirmative vote of a majority of the outstanding shares of preferred stock. The bylaws of Savara may be amended by the Savara Board.

The amended and restated certificate of incorporation of Mast may be amended in any manner permitted by law. The amended and restated certificate of incorporation and bylaws of Mast provide that the board of directors is expressly authorized to make, alter or repeal the bylaws.

PRINCIPAL STOCKHOLDERS OF MAST

The following table sets forth information regarding beneficial ownership of Mast’s common stock as of March 2, 2017 (the “Evaluation Date”), or an earlier date for information based on filings with the SEC, by (a) each person known to Mast to beneficially own more than 5% of the outstanding shares of Mast’s common stock, (b) each director, (c) each of the named executive officers listed in the compensation tables included in this proxy statement/prospectus/information statement, and (d) all of Mast’s current directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information. Percent of beneficial ownership is based on 254,746,933 shares of Mast’s common stock outstanding as of the Evaluation Date.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Outstanding(2)
Principal Stockholders:
Sabby Management, LLC (3)	25,449,219	9.08%
10 Mountainview Road, Suite 205
Upper Saddle River, NJ 07458
Directors and Named Executive Officers:
Brian M. Culley (4)	5,247,710	2.02
Matthew Pauls (5)	136,481	*
Howard C. Dittrich (6)	239,883	*
Peter Greenleaf (7)	134,681	*
David A. Ramsay (8)	406,585	*
Brandi L. Roberts (9)	1,737,320	*
Edwin L. Parsley (10)	1,273,371	*
Shana Hood (11)	602,824	*
R. Martin Emanuele (12)	1,295,247	*
Gregory D. Gorgas (13)	1,783,775	*
All directors and executive officers as a group (8 persons) (14)	9,778,855	3.70

*	Less than 1%
(1)	Unless otherwise indicated, the address of each of the listed persons is c/o Mast Therapeutics, Inc., 3611 Valley Centre Drive, Suite 500, San Diego, California 92130.
(2)	Beneficial ownership of shares is determined in accordance with SEC rules and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days of the Evaluation Date. The RSUs granted to Mast directors and executive officers in January 2017 are not included in the beneficial ownership amounts in this table because the vesting/settlement of those RSUs is contingent upon the consummation of the merger and the individuals continued service with Mast until such date. Except as otherwise noted, (a) each person or entity has sole voting and investment power with respect to the shares shown and (b) none of the shares shown as beneficially owned on this table are subject to pledge. In calculating the percentage ownership of each person identified in the table, shares underlying options, warrants or other rights to acquire shares of Mast’s common stock held by that person that are either currently exercisable or exercisable within 60 days of the Evaluation Date are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other individual or entity. Percentage ownership for each person is based on the number of shares of Mast’s common stock outstanding as of the Evaluation Date, together with the applicable number of shares of common stock subject to options, warrants or other rights to acquire shares of Mast’s common stock currently exercisable or exercisable within 60 days of the Evaluation Date for that person or group of persons. The information in this table reflects the proportionate adjustments made to stock options exercisable for Mast’s common stock that Mast issued prior to the 1-for-25 reverse split of Mast’s common stock effected on April 23, 2010.

(3)	The number of shares listed for Sabby Management, LLC (“Sabby Management”) and the following information in this footnote was obtained from a Schedule 13G jointly filed with the SEC on January 9, 2017 by Sabby Management, Sabby Healthcare Master Fund, Ltd., Sabby Volatility Warrant Master Fund, Ltd., and Hal Mintz, as well as supplemental information provided by Sabby Management to Mast relating to beneficial ownership as of December 31, 2016. All of the shares listed in the table consist of shares subject to outstanding warrants of Mast that are currently exercisable; none represent shares of Mast common stock that are currently outstanding. The warrants include provisions that block the holder from exercising the warrants to the extent that delivery of the shares of Mast’s common stock would result in such holder (together with such holder’s affiliates and any other persons acting as a group together with such holder’s affiliates) having a beneficial ownership in excess of 9.99% of Mast’s outstanding common stock. Accordingly, Sabby Healthcare Master Fund, Ltd. beneficially owns 23,952,519 shares and Sabby Volatility Warrant Master Fund, Ltd. owns 1,496,700 shares. Sabby Management and Mr. Mintz do not directly own any securities, but each has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 25,449,219 shares. Sabby Management is the investment manager of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. and Mr. Mintz is manager of Sabby Management. The address of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
(4)	Consists of (a) 5,213,210 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date and (b) 34,500 shares of common stock held directly by Mr. Culley. In accordance with the notice of grant and agreement governing the 1,985,515 RSUs granted to Mr. Culley in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Mr. Culley will be cancelled and cease to be exercisable as of such time without any accelerated vesting and all such RSUs will vest in full if the executive officer is providing services to Mast on the date the merger is consummated.
(5)	Consists of 136,481 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date. In accordance with the notice of grant and agreement governing the 45,535 RSUs granted to Mr. Pauls in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Mr. Pauls will be cancelled and cease to be exercisable as of such time without any accelerated vesting.
(6)	Consists of 239,8\83 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date. In accordance with the notice of grant and agreement governing the 63,933 RSUs granted to Dr. Dittrich in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Dr. Dittrich will be cancelled and cease to be exercisable as of such time without any accelerated vesting.
(7)	Consists of 134,681 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date. In accordance with the notice of grant and agreement governing the 45,535 RSUs granted to Mr. Greenleaf in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Mr. Greenleaf will be cancelled and cease to be exercisable as of such time without any accelerated vesting.
(8)	Consists of (a) 306,585 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date and (b) 100,000 shares of common stock held directly by Mr. Ramsay. In accordance with the notice of grant and agreement governing the 79,962 RSUs granted to Mr. Ramsay in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Mr. Ramsay will be cancelled and cease to be exercisable as of such time without any accelerated vesting.
(9)	Consists of 1,699,320 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date and (b) 38,000 shares of common stock held directly by Ms. Roberts. In accordance with the notice of grant and agreement governing the 694,926 RSUs granted to Ms. Roberts in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Ms. Roberts will be cancelled and cease to be exercisable as of such time without any accelerated vesting and all such RSUs will vest in full if the executive officer is providing services to Mast on the date the merger is consummated.

(10)	Consists of 1,273,371 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date. In accordance with the notice of grant and agreement governing the 666,713 RSUs granted to Dr. Parsley in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Dr. Parsley will be cancelled and cease to be exercisable as of such time without any accelerated vesting and all such RSUs will vest in full if the executive officer is providing services to Mast on the date the merger is consummated.
(11)	Consists of 602,824 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date. In accordance with the notice of grant and agreement governing the 278,556 RSUs granted to Ms. Hood in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by Ms. Hood will be cancelled and cease to be exercisable as of such time without any accelerated vesting and all such RSUs will vest in full if the executive officer is providing services to Mast on the date the merger is consummated.
(12)	Consists of (a) 1,000,649 shares of common stock subject to options currently exercisable and (b) 294,598 shares of common stock held directly by Dr. Emanuele. The shares of common stock owned by Dr. Emanuele were issued to him in his capacity as a former stockholder of SynthRx, Inc. pursuant to Mast’s Agreement and Plan of Merger with SynthRx, Inc., dated February 12, 2011, which Mast acquired in April 2011. These shares are subject to the Stockholders’ Voting and Transfer Restriction Agreement, dated February 12, 2011, pursuant to which Dr. Emanuele agreed, with respect to every action or approval by written consent of Mast’s stockholders (subject to limited exceptions), to vote all shares of Mast common stock beneficially owned by him that were issued pursuant to the terms of the merger agreement in such manner as Mast direct and granted an irrevocable proxy to Mast for the duration of such voting agreement. Dr. Emanuele’s employment was terminated in October 2016.
(13)	Consists of 1,783,775 shares of common stock subject to options currently exercisable. Mr. Gorgas’ employment was terminated in December 2016.
(14)	Consists of (a) 9,606,355 shares of common stock subject to options currently exercisable or exercisable within 60 days of the Evaluation Date and (b) 172,500 shares of common stock. In accordance with the notices of grant and agreements governing the 3,860,675 RSUs granted to Mast’s directors and executive officers in January 2017, immediately prior to, but contingent upon, the consummation of the merger, all outstanding and unexercised stock options held by such individuals will be cancelled and cease to be exercisable as of such time without any accelerated vesting.

PRINCIPAL STOCKHOLDERS OF SAVARA

The following table and the related notes present information on the beneficial ownership of shares of Savara’s capital stock as of March 2, 2017 by:

•	each director of Savara;

•	each executive officer of Savara;

•	all of Savara’s current directors and executive officers as a group; and

•	each stockholder known by Savara to beneficially own more than five percent of its common stock on an as converted basis.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes, in each case, the conversion of all 1,799,906 shares of Savara Series A Preferred Stock, 5,675,387 shares of Savara Series B Preferred Stock and 4,452,582 shares of Savara Series C Preferred Stock into common stock as of March 2, 2017 and a total of 5,364,383 shares of Savara common stock outstanding as of March 2, 2017.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of March 2, 2017, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, Savara believes that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to Savara by such stockholders. Unless otherwise indicated, the address for each stockholder listed is: c/o Savara Inc., 900 S. Capital of Texas Highway, Las Cimas IV, Suite 150, Austin, TX 78746.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Outstanding
Principal Stockholders:
Serenova A/S(1)	3,353,925	19.40%
Robert Neville(2)	998,139	5.66%
Directors and Named Executive Officers:
Robert Neville(2)	998,139	5.66%
Nevan Elam(3)	76,863	*
Richard J. Hawkins(4)	72,863	*
Yuri Pikover(5)	499,752	2.88%
Joseph S. McCracken(6)	53,880	*
Taneli Jouhikainen(7)	583,014	3.33%
David Lowrance(8)	27,212	*
All current executive officers and directors as a group (7 persons)(9)	2,311,723	12.77%

*	Represents beneficial ownership of less than 1% of the shares of Common Stock.
(1)	Includes 670,785 shares held in escrow by Savara until July 19, 2017 pursuant to the terms of the Business Transfer Agreement dated May 13, 2016 between Serendex Pharmaceuticals A/S and Savara Inc.
(2)	Includes 341,540 shares issuable upon the exercise of options held by Mr. Neville that are exercisable within 60 days of March 2, 2017 and 1,249 shares issuable upon the exercise of a warrant held by Mr. Neville that is exercisable within 60 days of March 2, 2017.

(3)	Consists of 76,863 shares issuable upon the exercise of options held by Mr. Elam that are exercisable within 60 days of March 2, 2017.
(4)	Consists of 72,863 shares issuable upon the exercise of options held by Mr. Hawkins that are exercisable within 60 days of March 2, 2017.
(5)	Includes 452,462 shares held by 37Ventures, LLC, and Mr. Pikover is managing director of 37Ventures, LLC. Also includes 47,290 shares issuable upon the exercise of options held by Mr. Pikover that are exercisable within 60 days of March 2, 2017. Does not include (i) shares issuable upon conversion of convertible promissory notes issued in the 2016 Convertible Debt Financing, which are expected to convert at the closing of the merger and (ii) shares issuable upon exercise of warrants issued in the 2016 Convertible Debt Financing, which will be exercisable following the closing of the merger.
(6)	Includes 47,290 shares issuable upon the exercise of options held by Dr. McCracken that are exercisable within 60 days of March 2, 2017. Does not include (i) shares issuable upon conversion of convertible promissory notes issued in the 2016 Convertible Debt Financing, which are expected to convert at the closing of the merger and (ii) shares issuable upon exercise of warrants issued in the 2016 Convertible Debt Financing, which will be exercisable following the closing of the merger.
(7)	Includes 199,375 shares issuable upon the exercise of options held by Dr. Jouhikainen that are exercisable within 60 days of March 2, 2017.
(8)	Consists of 27,212 shares issuable upon the exercise of options held by Mr. Lowrance that are exercisable within 60 days of March 2, 2017.
(9)	Includes 1,045,579 shares held of record by Savara’s directors and executive officers, 812,433 shares issuable upon the exercise of options held by Savara’s directors and executive officers that are exercisable within 60 days of March 2, 2017, 1,249 shares issuable upon the exercise of warrants held by Savara’s directors and executive officers that are exercisable within 60 days of March 2, 2017 and 452,462 shares held by entities over which Savara’s directors and executive officers may be deemed to have voting and dispositive power.

LEGAL MATTERS

DLA Piper LLP (US) will pass upon the validity of the Mast common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the merger will be passed upon for Mast by DLA Piper LLP (US) and for Savara by Wilson Sonsini Goodrich & Rosati, P.C.

EXPERTS

Mast

The consolidated financial statements of Mast Therapeutics, Inc. as of December 31, 2016 and for the year ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting as of December 31, 2016 included in this proxy statement/prospectus/information statement, have been included in reliance on the report (which contains an explanatory paragraph relating to the uncertainty of Mast’s ability to continue as a going concern as described in Note 1 to the financial statements) of Mayer Hoffman McCann P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Mast Therapeutics, Inc. as of December 31, 2015 and for each of the two years in the period ended December 31, 2015 included in this proxy statement/prospectus/information statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s liquidity position as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Savara

The consolidated financial statements of Savara, Inc. as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this proxy statement/prospectus/information statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s liquidity position as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Serendex

The audited consolidated financial statements of Serendex Pharmaceuticals A/S included in this proxy statement/prospectus/information statement have been so included in reliance upon the reports of Grant Thornton Statsautoriseret Revisionspartnerselskab, independent auditors, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Mast files annual, quarterly and special reports, proxy statements and other information are with the SEC. You may read and copy any reports, statements or other information that Mast files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Mast SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Mast also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Mast has filed a registration statement on Form S-4 to register with the SEC the Mast common stock that Mast will issue to Savara stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Mast, as well as a proxy statement of Mast for its special meeting and an information statement for the purpose of Savara for its written consent.

Mast has supplied all information contained in this proxy statement/prospectus/information statement relating to Mast and Savara has supplied all information contained in this proxy statement/prospectus/information statement relating to Savara.

If you would like to request documents from Mast or Savara, please send a request in writing or by telephone to either Mast of Savara at the following addresses:

Mast Therapeutics, Inc. 3611 Valley Centre Drive, Suite 500 San Diego, CA 92130 Telephone: (858) 552-0866 Attn: Investor Relations	Savara Inc. 900 S. Capital of Texas Highway Las Cimas IV, Suite 150 Austin, TX 78746 Telephone: (512) 961-1891 Attn: Chris Marich

If you are a Mast stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Mast’s proxy solicitor:

ADVANTAGE PROXY

(877) 870-8565 (toll free)

(206) 870-8565 (collect)

ksmith@advantageproxy.com

TRADEMARK NOTICE

“Mast Therapeutics” and the Mast Therapeutics logo are unregistered trademarks of Mast in the United States and other jurisdictions and are registered trademarks in the European Union. “Savara Inc.,” the Savara logo, “AeroVanc” and “Molgradex” are unregistered trademarks of Savara in the United States and other jurisdictions. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Stockholder Proposals

Mast stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of Mast bylaws and the rules established by the SEC under the Exchange Act. Under these requirements, to be considered for inclusion in Mast’s proxy materials for Mast’s 2017 annual meeting, stockholder proposals must have been submitted in writing by December 29, 2016, to Mast’s principal executive offices and comply with the requirements as to form and substance established by the SEC for such proposals in order to be included in Mast’s proxy materials. Stockholders who wish to make a proposal (including director nominations) at Mast’s 2017 annual meeting that are not to be included in Mast’s proxy materials for the 2017 annual meeting must notify Mast in writing delivered to its principal executive offices no earlier than February 15, 2017 and no later than March 17, 2017. Stockholders are also advised to review Mast’s bylaws, which contain additional requirements relating to advance notice of stockholder proposals and director nominations. A copy of Mast’s bylaws is available to stockholders upon written request to Mast’s corporate secretary.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Mast Therapeutics, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Mast Therapeutics, Inc. and Subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mast Therapeutics, Inc. and Subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and insufficient working capital to fund operations for the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mast Therapeutics, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2017 expressed an unqualified opinion.

/s/ Mayer Hoffman McCann P.C.

San Diego, CA

March 6, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Mast Therapeutics, Inc. and Subsidiaries

We have audited Mast Therapeutics, Inc. and Subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mast Therapeutics, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows of Mast Therapeutics, Inc. and Subsidiaries, and our report dated March 6, 2017 expressed an unqualified opinion.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

March 6, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Mast Therapeutics, Inc.

In our opinion, the consolidated balance sheet as of December 31, 2015 and the related consolidated statements of operations and comprehensive loss, of stockholders’ equity and of cash flows for each of the two years in the period ended December 31, 2015 present fairly, in all material respects, the financial position of Mast Therapeutics, Inc. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant operating losses since inception and will require additional financing to fund future operations. Management’s plans in regard to these matters are also described in Note 1.

/s/ PricewaterhouseCoopers LLP

San Diego, California

March 14, 2016

Mast Therapeutics, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except for share and par value data)

	December 31,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$8,542	$23,052
Investment securities	2,740	17,929
Prepaid expenses and other current assets	903	1,271

Total current assets	12,185	42,252
Property and equipment, net	99	226
In-process research and development	2,500	8,549
Goodwill	3,007	3,007
Other assets	131	183

Total assets	$17,922	$54,217

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$626	$2,600
Accrued liabilities	1,974	8,152
Accrued compensation and payroll taxes	718	1,430
Debt facility	1,548	10,991

Total current liabilities	4,866	23,173
Long-term lease obligation	17	25
Debt facility, net of current portion	2,285	3,726
Deferred income tax liability	995	3,404

Total liabilities	8,163	30,328

Commitments (Note 12)
Stockholders’ equity:
Common stock, $0.001 par value; 500,000,000 shares authorized; 254,746,933 and 163,614,297 shares issued and outstanding at December 31, 2016 and 2015, respectively	255	164
Additional paid-in capital	320,576	298,715
Accumulated other comprehensive income/(loss)	1	(17)
Accumulated deficit	(311,073)	(274,973)

Total stockholders’ equity	9,759	23,889

Total liabilities and stockholders’ equity	$17,922	$54,217

See accompanying notes to consolidated financial statements.

Mast Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except for share and per share data)

	Years ended December 31,
	2016	2015	2014
Revenues	$128	$—	$—
Operating expenses:
Research and development	20,793	28,264	19,435
Selling, general and administrative	9,342	10,963	9,488
Transaction-related expenses	301	—	271
Impairment of IPR&D	6,049	—	—
Depreciation and amortization	99	146	85

Total operating expenses	36,584	39,373	29,279

Loss from operations	(36,456)	(39,373)	(29,279)
Interest income	122	130	69
Interest expense	(2,132)	(603)	—
Other income/(expense), net	(43)	4	508

Loss before income taxes	(38,509)	(39,842)	(28,702)
Income tax benefit	2,409	—	—

Net loss	$(36,100)	$(39,842)	$(28,702)

Net loss per share - basic and diluted	$(0.17)	$(0.25)	$(0.23)

Weighted average shares outstanding - basic and diluted	208,484,370	162,219,116	122,409,183
Comprehensive Loss:
Net loss	$(36,100)	$(39,842)	$(28,702)
Other comprehensive income/(loss)	18	8	(4)

Comprehensive loss	$(36,082)	$(39,834)	$(28,706)

See accompanying notes to consolidated financial statements.

Mast Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands, except for share data)

			Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total stockholders’ equity

	Common stock
	Shares	Amount
Balances at January 1, 2014	102,710,286	$103	$254,155	$(21)	$(206,429)	$47,808
Net loss	—	—	—	—	(28,702)	(28,702)
Sale of common stock and pre-funded warrants, net of offering costs of $2,095	51,644,288	51	34,203	—	—	34,254
Issuance of stock in Aires acquisition	5,103,702	5	3,265	—	—	3,270
Share-based compensation expense - employee options	—	—	2,032	—	—	2,032
Warrant exercise	100	0	0	—	—	0
Other comprehensive loss	—	—	—	(4)	—	(4)

Balances at December 31, 2014	159,458,376	159	293,655	(25)	(235,131)	58,658
Net loss	—	—	—	—	(39,842)	(39,842)
Sale of common stock, net of offering costs of $142	4,155,921	5	1,993	—	—	1,998
Issuance of warrants in connection with debt facility	—	—	392	—	—	392
Share-based compensation expense - employee options	—	—	2,675	—	—	2,675
Other comprehensive income	—	—	—	8	—	8

Balances at December 31, 2015	163,614,297	164	298,715	(17)	(274,973)	23,889
Net loss	—	—	—	—	(36,100)	(36,100)
Sale of common stock, net of offering costs of $1,148	77,235,208	77	18,733	—	—	18,810
Adjustment of warrants in connection with amendment to debt facility	—	—	26	—	—	26
Warrant exercises	13,897,428	14	459	—	—	473
Share-based compensation expense - employee options	—	—	2,643	—	—	2,643
Other comprehensive income/(loss)	—	—	—	18	—	18

Balances at December 31, 2016	254,746,933	$255	$320,576	$1	$(311,073)	$9,759

See accompanying notes to consolidated financial statements.

Mast Therapeutics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net loss	$(36,100)	$(39,842)	$(28,702)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	99	146	85
Gain on bargain purchase	—	—	(486)
Impairment of IPR&D	6,049	—	—
Benefit for deferred tax liability	(2,409)	—	—
Share-based compensation expense related to employee stock options	2,643	2,675	2,032
Write-off of property and equipment	36	6	—
Amortization of debt issuance costs and debt discount	1,009	185	—
Changes in assets and liabilities, net of effect of acquisitions:
Increase/(decrease) in prepaid expenses and other assets	363	13	(58)
(Decrease)/increase in accounts payable	(1,974)	1,230	406
(Decrease)/increase in accrued liabilities	(6,983)	2,638	2,078

Net cash used in operating activities	(37,267)	(32,949)	(24,645)

Cash flows from investing activities:
Purchases of certificates of deposit	—	(13,713)	(19,435)
Proceeds from maturities of certificates of deposit	15,207	17,024	16,659
Proceeds from sales of certificates of deposit	—	249	—
Purchases of property and equipment	(8)	(165)	(147)
Security deposit for new lease	—	—	(130)
Cash obtained through acquisition	—	—	3,534

Net cash provided by investing activities	15,199	3,395	481

Cash flows from financing activities:
Proceeds from borrowings under debt facility	—	15,000	—
Payments made on debt facility	(11,653)	—	—
Costs paid in connection with debt facility	(123)	(193)	—
Proceeds from sale of common stock	19,958	2,140	30,201
Proceeds from sale and exercise of warrants	473	—	6,148
Payments for offering costs	(1,089)	(142)	(2,058)
Payments for capital lease	(8)	(7)	—

Net cash provided by financing activities	7,558	16,798	34,291

Net (decrease)/increase in cash and cash equivalents	(14,510)	(12,756)	10,127
Cash and cash equivalents at beginning of period	23,052	35,808	25,681

Cash and cash equivalents at end of period	$8,542	$23,052	$35,808

See accompanying notes to consolidated financial statements.

Mast Therapeutics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Description of Business

Mast Therapeutics, Inc., a Delaware corporation (“Mast Therapeutics,” “we” or “our company”), is a biopharmaceutical company focused on developing clinical-stage therapies for serious or life-threatening diseases. We have devoted substantially all of our resources to research and development (“R&D”) and acquisition of our product candidates. We have not yet marketed or sold any products or generated any significant revenue. Through our acquisition of Aires Pharmaceuticals, Inc. (“Aires”) in February 2014, we acquired AIR001, a sodium nitrite solution for intermittent inhalation via nebulization, which we are developing for the treatment of heart failure with preserved ejection fraction (HFpEF). Through our acquisition of SynthRx, Inc. (“SynthRx”) in 2011, we acquired vepoloxamer (also known as MST-188).

On January 6, 2017, we entered into an Agreement and Plan of Merger and Reorganization with Savara Inc., a privately-held, clinical-stage specialty pharmaceutical company focused on the development and commercialization of novel therapies for the treatment of serious or life-threatening rare respiratory diseases. Pursuant to the merger agreement, subject to the satisfaction or waiver of the conditions set forth in the agreement, including the approval of our stockholders and Savara’s stockholders, our wholly-owned subsidiary, Victoria Merger Corp. (formed for the purpose of this transaction), will merge with and into Savara, with Savara surviving the merger as a wholly-owned subsidiary of our company and Savara stockholders receiving newly issued shares of our common stock in exchange for their Savara stock. The transactions contemplated by the merger agreement will result in a change in control of our company, with approximately 76% of the shares of our common stock outstanding after consummation of the merger expected to be held by the former Savara securityholders and approximately 24% of such shares expected to be held by our stockholders, assuming no adjustments are required under the merger agreement as a result of our net cash at closing being less than zero dollars or changes to our company’s or Savara’s capitalization at closing of the transaction relative to when we entered into the merger agreement. The merger agreement contemplates that, immediately following the merger, the combined company’s name will be changed from “Mast Therapeutics, Inc.” to “Savara Inc.,” the board of directors will consist of seven members, five of which will be the current directors of Savara and two of which will be independent directors designated by us, which are expected to be two of our current independent directors, and the executive officers of the combined company will be designated by Savara with Savara’s Chief Executive Officer, Robert Neville, being the combined company’s Chief Executive Officer, and Savara’s Chief Financial Officer, David Lowrance, being the combined company’s Chief Financial Officer. The transaction is expected to close in the second quarter of 2017. The combined company’s pipeline would include:

•	AeroVanc, an inhaled dry-powder vancomycin to treat chronic methicillin-resistant Staphylococcus aureus (MRSA) pulmonary infection in cystic fibrosis (CF), which is in preparation for a pivotal Phase 3 clinical study;

•	Molgradex, an inhaled nebulized GM-CSF to treat pulmonary alveolar proteinosis (PAP), which is currently in Phase 2/3 development; and

•	AIR001, our lead product candidate.

Liquidity as of December 31, 2016

The accompanying consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, our working capital, anticipated operating expenses and net losses and the uncertainties surrounding our ability to raise additional capital as needed, as discussed below, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We have incurred significant operating losses since inception and have relied on our ability to fund our operations primarily though equity financings and a debt financing. For the years ended December 31, 2016, 2015 and 2014, we incurred losses from operations of $36.5 million, $39.4 million and $29.3 million, respectively, and our net cash used in operating activities was $37.3 million, $32.9 million and $24.6 million, respectively. At December 31, 2016, we had an accumulated deficit of $311.1 million, our cash, cash equivalents and investment securities totaled $11.3 million, and our working capital was $7.3 million. Our planned operating activities call for expenditures over the next 12 months to exceed our working capital as of December 31, 2016 and our ability to raise additional capital as needed is uncertain. We are focused on managing our operating expenses and maintaining adequate capital to run our business through consummation of the proposed merger with Savara. In addition to managing our operating expenses, we are exploring opportunities to monetize our vepoloxamer-related assets prior to consummation of the merger. There can be no assurance that we will be successful in completing the merger with Savara, monetizing our vepoloxamer-related assets, or maintaining or raising sufficient additional capital to fund continued operations. We expect that our cash, cash equivalents and investment securities as of December 31, 2016, would be sufficient to fund our operations into the second quarter of 2017.

In addition to the uncertainties surrounding our ability to consummate the proposed merger with Savara or to raise additional capital as needed, which raise substantial doubt about our ability to continue as a going concern, our business, operating results, financial condition, and prospects are subject to significant other risks and uncertainties, including, regarding our ability to successfully develop, obtain regulatory approval for, and license or commercialize our product candidates.

Liquidity as of December 31, 2015

The consolidated financial statements as of and for the year ended December 31, 2015 have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred significant operating losses since inception and have relied on our ability to fund our operations primarily through equity financings and a debt financing. For the years ended December 31, 2015 and 2014, we incurred losses from operations of $39.4 million and $29.3 million, respectively, and our net cash used in operating activities was $32.9 million and $24.6 million, respectively. At December 31, 2015, we had an accumulated deficit of $275.0 million, our cash, cash equivalents and investment securities totaled $41.0 million, and our working capital was $19.1 million. As of December 31, 2015, based upon planned operating activities that assumed positive results in the Phase 3 (EPIC) clinical study of vepoloxamer in sickle cell disease and our cash, cash equivalents and investment securities balances and working capital as of December 31, 2015, we intended to raise additional capital before the fourth quarter of 2016 through equity or debt financings and/or through collaborations, including licensing agreements, to fund our operations. Subject to limited exceptions, our loan and security agreement with Hercules prohibited us from incurring indebtedness without Hercules’ prior written consent. If we were unable to raise sufficient additional capital before the fourth quarter of 2016, or in the case of negative results from the EPIC study and prepayment to Hercules on July 31, 2016 of $10 million of the principal balance under our debt facility, we planned to immediately reduce the scope of our operations, including by delaying or discontinuing investment in development and commercialization efforts for vepoloxamer in sickle cell disease and heart failure. In that case, we expected that our cash, cash equivalents and investment securities as of December 31, 2015, together with the net proceeds from the underwritten public offering we completed in February 2016, would be sufficient to fund our operations, as reduced in scope, into the first quarter of 2017.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Mast Therapeutics and its wholly-owned subsidiaries, Aires and SD Pharmaceuticals, Inc. (“SD Pharmaceuticals”). All intercompany accounts and transactions have been eliminated in consolidation.

We account for business combinations, such as our acquisitions of SynthRx in April 2011 and Aires in February 2014, in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC Topic 805”). ASC Topic 805 establishes principles and requirements for recognizing and measuring the total consideration transferred to and the assets acquired, liabilities assumed and any non-controlling interests in the acquired target in a business combination. ASC Topic 805 also provides guidance for recognizing and measuring goodwill acquired in a business combination; requires purchased in-process research and development (“IPR&D”) to be capitalized at fair value as an intangible asset at the time of acquisition; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; expands the definition of what constitutes a business; and requires the acquirer to disclose information that users may need to evaluate and understand the financial effect of the business combination.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including estimates related to R&D expenses, IPR&D, goodwill, and share-based compensation expenses. We base our estimates on historical experience and various other relevant assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Fair Value of Financial Instruments

Our investment securities are carried at fair value and the carrying value of our debt facility approximates fair value (see Note 6). Cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities, are carried at cost, which we believe approximates fair value due to the short-term maturities of these instruments.

Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which we believe approximates fair value due to the short-term maturities of these instruments. At December 31, 2016 and 2015, we had $3.5 million and $15.8 million of cash equivalents, respectively.

Investment Securities

Investment securities are marketable equity or debt securities. All of our investment securities are “available-for-sale” securities and carried at fair value (see Note 6). Fair value for securities with short maturities and infrequent secondary market trades typically is determined by using a curve-based evaluation model that utilizes quoted prices for similar securities. The evaluation model takes into consideration the days to maturity, coupon rate and settlement date convention. Net unrealized gains or losses on these securities are included in accumulated other comprehensive income/(loss), which is a separate component of stockholders’ equity. Realized gains and realized losses are included in other (expense)/income, net while amortization of premiums and accretion of discounts are included in interest income. Interest and dividends on available-for-sale securities are included in interest income. We periodically evaluate our investment securities for impairment. If we determine that a decline in fair value of any investment security is other than temporary, then the cost basis would be written down to fair value and the decline in value would be charged to earnings.

Our investment securities are under the custodianship of a major financial institution and consist of FDIC-insured certificates of deposit. We have classified all of our investment securities as available-for-sale investment securities because we consider them to be highly liquid and available for use, if needed, in current operations. As of December 31, 2016, none of our investment securities had contractual maturity dates of more than one year. As of December 31, 2015, $2.7 million, or approximately 15%, of our investment securities had contractual maturity dates of more than one year and less than or equal to 18 months, and none were greater than 18 months.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which generally is three to five years. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Repairs and maintenance are expensed as incurred.

In accordance with ASC Topic 360-10, Property, Plant and Equipment – Overall, we test for recoverability of long-lived assets, including property and equipment, if events or changes in circumstances indicate that the carrying amount for the assets may not be recoverable. If our assessment indicates impairment, we measure the impairment loss as the amount by which the carrying amount exceeds fair value of the assets. Fair value determinations are based on an undiscounted cash flow model or independent appraisals, as appropriate.

Intangible Assets – Goodwill and Acquired In-Process Research & Development

In accordance with ASC Topic 350, Intangibles – Goodwill and Other (“ASC Topic 350”), our goodwill and acquired IPR&D are determined to have indefinite lives and, therefore, are not amortized. Instead, they are tested for impairment annually and between annual tests if we become aware of an event or a change in circumstances that would indicate the carrying value may be impaired. Pursuant to Accounting Standards Update, or ASU, No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment, and No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads us to determine that it is more likely than not (that is, a likelihood of more than 50%) that our goodwill or our acquired IPR&D is impaired. If we choose to first assess qualitative factors and we determine that it is not more likely than not goodwill or acquired IPR&D is impaired, we are not required to take further action to test for impairment. We also have the option to bypass the qualitative assessment and perform only the quantitative impairment test, which we may choose to do in some periods but not in others.

If we perform a quantitative assessment of goodwill, we utilize the two-step approach prescribed under ASC Topic 350. Step 1 requires a comparison of the carrying value of a reporting unit, including goodwill, to its estimated fair value. We test for impairment at the entity level because we operate on the basis of a single reporting unit. If our carrying value exceeds our fair value, we then perform Step 2 to measure the amount of impairment loss, if any. In Step 2, we estimate the fair value of our individual assets, including identifiable intangible assets, and liabilities to determine the implied fair value of goodwill. We then compare the carrying value of our goodwill to its implied fair value. The excess of the carrying value of goodwill over its implied fair value, if any, is recorded as an impairment charge.

Similarly, if we perform a quantitative assessment of acquired IPR&D, we compare its carrying value to its estimated fair value to determine whether an impairment exists. In previous years, due to a lack of Level 1 or Level 2 inputs (see Note 6, “Fair Value of Financial Instruments”), the Multi-Period Excess Earnings Method, or MPEEM, which is a form of the income approach, was used to estimate the fair value of acquired IPR&D when performing a quantitative assessment. Under the MPEEM, the fair value of an intangible asset is equal to the present value of the asset’s projected incremental after-tax cash flows (excess earnings) remaining after deducting the market rates of return on the estimated value of contributory assets (contributory charge) over its remaining useful life. The MPEEM uses primarily Level 3 inputs (see Note 6, “Fair Value of Financial Instruments”) and requires us to make long-term projections of revenues and expenses related to development and commercialization of the acquired assets and assumptions regarding the rate of return on contributory assets, the weighted average cost of capital and the probability adjustment factor for estimated future after-tax cash flows. In evaluating potential impairment of our vepoloxamer-related acquired IPR&D as of December 31, 2016, we utilized Level 2 inputs in the form of expressions of interest in the vepoloxamer-related assets received recent to the valuation date to estimate fair value. The excess of the carrying value over its estimated fair value is recorded as an impairment charge.

Any impairment charges are recorded to our consolidated statements of operations and comprehensive loss. Our determinations as to whether, and, if so, the extent to which, goodwill and acquired IPR&D become impaired are highly judgmental and, in the case of applying the MPEEM approach to estimate fair value, are based on significant assumptions regarding our projected future financial condition and operating results, changes in the manner of our use or development of the acquired assets, our overall business strategy, and regulatory, market and economic environment and trends.

We perform our annual impairment testing as of September 30 each year, or, in the case of initially acquired IPR&D, on the first anniversary of the date we acquired it and subsequently on September 30. As of September 30, 2016, no impairment of goodwill or acquired IPR&D was identified. Events and changes in circumstances since September 30, 2016 indicated that the carrying value of the vepoloxamer-related acquired IPR&D may be impaired. Accordingly, we performed a quantitative assessment of vepoloxamer-related acquired IPR&D as of December 31, 2016. We determined there was an impairment and recognized an impairment charge of $6.0 million in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2016 and reduced the carrying value of the vepoloxamer-related acquired IPR&D from $6.5 million to $0.5 million on our consolidated balance sheet as of December 31, 2016. See Note 4, “Goodwill and IPR&D.”

Concentration of Credit Risk and Significant Sources of Supply

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash, cash equivalents and investment securities. We have a board-approved investment policy that sets our investment parameters and limitations with objectives of preserving principal and liquidity. Our cash and cash equivalent balances consist primarily of money market accounts under the custodianship of major financial institutions. Investment securities are invested in accordance with our investment policy. We do not have any financial instruments with off-balance-sheet risk of accounting loss.

We rely on single-source, third-party manufacturers and suppliers for production and supply of key components of our product candidates, for production of the final drug products themselves, and, in the case of AIR001, for supply of the drug delivery device. If these single-source, third-party manufacturers and suppliers are unable to continue providing a key component of or the final drug products or the drug delivery device, as applicable, the initiation or progress of any clinical studies of our product candidates may be severely impeded.

Revenue

We recognize revenues from federal government research grants during the period in which we receive the grant funds, or their collection is reasonably assured, and we incur the qualified expenditures. The expenditures are reflected as a component of R&D expense in our consolidated statements of operations and comprehensive loss. In 2016, we received a grant from the National Institute of Neurological Disorders and Stroke of the NIH. We recognized $128,000 of revenue for the year ended December 31, 2016 related to reimbursement of costs under this grant.

Research and Development Expense

R&D costs are charged to expense as incurred and include, but are not limited to, clinical and nonclinical study costs, research-related manufacturing and related costs, employee salaries and benefits, consulting services fees and share-based compensation cost. Clinical study costs include, but are not limited to, clinical research organization fees, investigator fees, site costs and, as applicable, comparator drug costs. Costs for certain R&D activities, such as research-related manufacturing and clinical studies, are recognized based on an evaluation of the percentage of work completed or the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, duration of the study and/or information provided to us by our vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expenses or accrued R&D costs.

Advance payments to third parties, including nonrefundable amounts, for goods and services that will be used or rendered for future R&D activities are deferred and capitalized, then expensed as the services are performed or as the underlying goods are delivered. If we do not expect the services to be rendered or goods to be delivered, any remaining capitalized amounts for nonrefundable advance payments are charged to expense immediately.

Milestone payments that we make in connection with in-licensed technology or product candidates are expensed as incurred when there is uncertainty in receiving future economic benefits from the licensed technology or product candidates. We consider the future economic benefits from the licensed technology or product candidates to be uncertain until such licensed technology is incorporated into products that, or such product candidates, are approved for marketing by the FDA or when other significant risk factors are abated. For accounting purposes, management has viewed future economic benefits for all of our licensed technology or product candidates to be uncertain.

Share-Based Compensation

Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award using the Black-Scholes valuation model, and is recognized as expense over the vesting period on a straight-line basis. Share-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. This estimate will be revised in subsequent periods if actual forfeitures differ from those estimates. None of our outstanding share-based awards have market or performance conditions.

Patent Costs

Legal costs and other fees incurred in connection with patent prosecution and maintenance are expensed as incurred, as recoverability of such expenditures is uncertain. These costs are recorded as selling, general and administrative expenses in our consolidated statement of operations and comprehensive loss.

Income Taxes

We account for income taxes and the related accounts under the liability method. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The tax effects from an uncertain tax position can be recognized in our consolidated financial statements only if the position is more likely than not of being sustained upon an examination by tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

We account for interest and penalties related to income tax matters, if any, in income tax expense.

Comprehensive Income/(Loss)

Comprehensive income or loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on marketable securities and foreign currency translation adjustments. We present comprehensive income/(loss) in our consolidated statement of operations and comprehensive loss.

Net Loss per Common Share

Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stock for the periods presented by the weighted-average number of common shares outstanding during those periods, respectively, without consideration for outstanding common stock equivalents because their effect would have been anti-dilutive. Common stock equivalents are included in the calculation of diluted earnings per common share only if their effect is dilutive. For the years ended December 31, 2016, 2015 and 2014, our outstanding common stock equivalents consisted of options and warrants to purchase shares of our common stock. The weighted-average number of those common stock equivalents outstanding for each of the periods presented is set forth in the table below:

	Years ended December 31,
	2016	2015	2014
Warrants	96,432,619	77,355,271	49,217,355
Options	28,953,269	21,514,699	11,760,113

Supplemental Cash Flow Information

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Cash paid for interest on debt facility	$1,210	$298	$—
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock for acquisitions	—	—	3,270
Assumptions of liabilities in acquisitions	—	—	1,069
Unrealized loss on investment securities	(18)	(8)	(4)
Warrants issued in connection with debt facility	26	392	—
Purchase of equipment under capital lease	—	40	—
Purchases of property and equipment in accounts payable	—	2	17
Offering costs included in accounts payable	—	—	36

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on our financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (“ASU 2016-09”), which involves multiple aspects of the accounting for share-based transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public companies, ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We plan to adopt ASU 2016-09 in the first quarter of 2017 for the quarterly period ending March 31, 2017. The adoption of this guidance is not expected to have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842) (“ASU 2016-02”), ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. As of December 31, 2016, we have three operating leases, including the lease of our office facility (see Note 12, “Commitments – Operating Leases”). While we are still evaluating this guidance, we anticipate that we would record our operating leases on the balance sheet as right-of-use assets and lease liabilities at the present value of the lease payments to be made over the lease term. We do not expect this guidance to have a material impact on our consolidated statement of operations and comprehensive loss.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in ASU 2014-15 will require management to assess, at each annual and interim reporting period, the entity’s ability to continue as a going concern and, if management identifies conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued, to disclose in the notes to the entity’s financial statements the principal conditions or events that raised substantial doubt about the entity’s ability to continue as a going concern, management’s evaluation of their significance, and management’s plans that alleviated or are intended to alleviate substantial doubt about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and early application is permitted. The amendments in ASU 2014-15 do not have any application to an entity’s financial statements, but only to the related notes. We adopted ASU 2014-15 for the annual period ending December 31, 2016.

3.	Acquisition of Aires

On February 27, 2014, we completed the acquisition of Aires in an all-stock transaction pursuant to the terms of an agreement and plan of merger, dated February 7, 2014, by and among us, AP Acquisition Sub, Inc., a wholly-owned subsidiary of ours, Aires, and a stockholders’ representative (the “Merger Agreement”). Aires was a clinical-stage company with its lead product candidate, AIR001 (sodium nitrite) inhalation solution, in Phase 2 studies in pulmonary hypertension. Aires survived the merger transaction as a wholly-owned subsidiary of ours.

Upon completion of the merger, we issued an aggregate of 1,049,706 unregistered shares of our common stock to former Aires stockholders and, in September 2014 after the six-month “holdback” period, we issued an aggregate of 4,053,996 additional unregistered shares of our common stock to former Aires stockholders, all in accordance with the merger agreement. There are no milestone or earn-out payments under the merger agreement; therefore, the total merger consideration was 5,103,702 shares.

We accounted for the acquisition of Aires in accordance with ASC Topic 805. The total purchase price of the acquisition is approximately $3.3 million. We calculated the purchase price by first multiplying the total number of shares of our common stock issued by $0.80, which was the closing price per share of our common stock on February 27, 2014, the acquisition date. Then, we applied a discount factor to account for lack of market liquidity due to the restrictions on transfer of the securities for a period of six months following the acquisition in accordance with stockholder agreements we entered into with the former Aires stockholders and the fact that the shares are unregistered and we have no obligation to register them for resale.

Under the acquisition method of accounting, the total purchase price is allocated to Aires’ net tangible and intangible assets and liabilities based on their estimated fair values as of the acquisition date. The table below summarizes the estimated fair values of Aires’ net tangible and intangible assets and liabilities on the acquisition date (in thousands).

Cash and cash equivalents	$3,534
Prepaid expenses and other assets	86
In-process research and development	2,000

Total assets:	5,620
Accounts payable and accrued liabilities	1,069
Deferred tax liability	795

Total liabilities:	1,864

Net assets acquired	$3,756

The estimated fair value of the net assets acquired exceeds the purchase price by approximately $0.5 million. Accordingly, we recognized the $0.5 million excess as a bargain purchase gain in other income/(expense), net in our condensed consolidated statements of operations and comprehensive loss. We were able to realize a gain because Aires was in a distressed sale situation. Aires lacked sufficient capital to continue operations and was unable to secure additional capital in the timeframe it required.

Acquired In-Process Research and Development

Acquired IPR&D is the estimated fair value of the AIR001 program as of the acquisition date. We determined that the estimated fair value of the AIR001 program was $2.0 million as of the acquisition date using the Multi-Period Excess Earnings Method, or MPEEM, which is a form of the income approach. Under the MPEEM, the fair value of an intangible asset is equal to the present value of the asset’s projected incremental after-tax cash flows (excess earnings) remaining after deducting the market rates of return on the estimated value of contributory assets (contributory charge) over its remaining useful life.

To calculate fair value of the AIR001 program under the MPEEM, we used probability-weighted, projected cash flows discounted at a rate considered appropriate given the significant inherent risks associated with drug development by clinical-stage companies. Cash flows were calculated based on estimated projections of revenues and expenses related to AIR001 and then reduced by a contributory charge on requisite assets employed. Contributory assets included debt-free working capital, net property and equipment and assembled workforce. Rates of return on the contributory assets were based on rates used for comparable market participants. Cash flows were assumed to extend through a seven-year market exclusivity period. The resultant cash flows were then discounted to present value using a weighted-average cost of capital for companies with profiles substantially similar to that of Aires, which we believe represents the rate that market participants would use to value the assets. We compensated for the phase of development of the program by applying a probability factor to our estimation of the expected future cash flows. The projected cash flows were based on significant assumptions, including the indication in which we will pursue development of AIR001, the time and resources needed to complete the development and regulatory approval of AIR001, estimates of revenue and operating profit related to the program considering its stage of development, the life of the potential commercialized product, market penetration and competition, and risks associated with achieving commercialization, including delay or failure to obtain regulatory approvals to conduct clinical studies, failure of clinical studies, delay or failure to obtain required market clearances, and intellectual property litigation.

Deferred Income Tax Liability

The $0.8 million recorded as deferred income tax liability resulting from the acquisition reflects the tax impact of the difference between the book basis and tax basis of acquired IPR&D. Such deferred income tax liability cannot be used to offset deferred tax assets when analyzing our valuation allowance as the acquired IPR&D is considered to have an indefinite life until we complete or abandon development of AIR001.

4.	Goodwill and IPR&D

At December 31, 2016 and 2015, our goodwill and IPR&D consisted of the following (in thousands):

	December 31,
	2016	2015
Goodwill	$3,007	$3,007
IPR&D
Acquired IPR&D related to SynthRx acquisition (vepoloxamer)	500	6,549
Acquired IPR&D related to Aires acquisition (AIR001)	2,000	2,000

Total Goodwill and IPR&D	$5,507	$11,556

Our goodwill represents the difference between the total purchase price for SynthRx and the aggregate fair values of tangible and intangible assets acquired, less liabilities assumed.

Our acquired IPR&D related to the Aires acquisition reflects the estimated fair value of the AIR001 program as of the date we acquired Aires. We have not identified any impairment to that carrying value. Our acquired IPR&D related to the SynthRx acquisition as of December 31, 2016 reflects the estimated of the fair value of the vepoloxamer-related assets as of the date we acquired SynthRx. As discussed below, we determined the carrying value of the acquired IPR&D related to the SynthRx acquisition (vepoloxamer) was impaired as of December 31, 2016 and reduced its carrying value from $6.5 million to $0.5 million as of December 31, 2016.

We test our goodwill and acquired IPR&D for impairment annually as of September 30, or, in the case of initially acquired IPR&D, on the first anniversary of the date we acquired it and subsequently on September 30, and between annual tests if we become aware of an event or a change in circumstances that would indicate the carrying value may be impaired.

We performed a quantitative assessment of our goodwill as of September 30, 2016. We tested for impairment at the entity level because we operate on the basis of a single reporting unit. A quantitative assessment of goodwill utilizes a two-step approach. We first compared our carrying value, including goodwill, to our estimated fair value. If the carrying value had exceeded the estimated fair value, we would have performed Step 2 to measure the amount of any impairment charge. As the carrying value did not exceed estimated fair value, we did not perform Step 2 and concluded that no impairment charge for goodwill is required. We are not aware of an event or change in circumstances since September 30, 2016 that would indicate that our goodwill may be impaired.

We performed a qualitative assessment of our acquired IPR&D related to the Aires acquisition (AIR001) as of September 30, 2016. We noted no events or circumstances that would lead us to determine that the carrying value of that acquired IPR&D exceeds its fair value. Therefore, we concluded that no impairment charge is required. We are not aware of an event or change in circumstances that would indicate that the acquired IPR&D related to the Aires acquisition may be impaired as of December 31, 2016.

We performed a quantitative assessment of our acquired IPR&D related to the SynthRx acquisition (vepoloxamer) as of September 30, 2016. As of that assessment date, due to a lack of Level 1 or Level 2 inputs (see Note 6, “Fair Value of Financial Instruments”), the Multi-Period Excess Earnings Method, or MPEEM, which is a form of the income approach, was used to estimate the fair value of the vepoloxamer-

related acquired IPR&D. Under the MPEEM, the fair value of an intangible asset is equal to the present value of the asset’s projected incremental after-tax cash flows (excess earnings) remaining after deducting the market rates of return on the estimated value of contributory assets (contributory charge) over its remaining useful life. The MPEEM uses primarily Level 3 inputs (see Note 6, “Fair Value of Financial Instruments”). We used the MPEEM based on assumptions for development of vepoloxamer in ischemic stroke to evaluate potential impairment as of September 30, 2016 and concluded no impairment charge was required.

Events and changes in circumstances since September 30, 2016 indicated that the carrying value of the vepoloxamer-related acquired IPR&D may be impaired. We considered that during our evaluation of strategic opportunities for our company we identified limited opportunities to monetize the vepoloxamer-related assets and our proposed merger partner, Savara, did not ascribe any significant value to those assets in negotiation of the merger agreement and agreed to allow us to continue to seek to monetize those assets during the pre-closing period of the proposed merger, including through a sale or other transfer of all or substantially all of the assets. We also considered the limited time before anticipated closing of the proposed merger and believe it is not appropriate to consider potential long-term cash flows that may only be achieved with significant further clinical development. We performed a quantitative assessment of the vepoloxamer-related acquired IPR&D as of December 31, 2016 utilizing Level 2 inputs in the form of expressions of interest in the vepoloxamer-related assets received recent to the valuation date to estimate fair value. Based on those expressions of interest, we determined that the estimated fair value of our vepoloxamer-related acquired IPR&D was $0.5 million as of December 31, 2016. Accordingly, the carrying value of that acquired IPR&D was reduced from $6.5 million to $0.5 million on our consolidated balance sheet as of December 31, 2016, and an impairment charge of $6.0 million was recorded in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2016.

5.	Investment Securities

At December 31, 2016 and 2015, our investment securities were as follows (in thousands):

	December 31,
	2016	2015
Fair value of investment securities	$2,740	$17,929
Cost basis of investment securities	2,739	17,946

	Years ended December 31,
	2016	2015
Net unrealized (gains)/losses on investment securities	$(1)	$17

6.	Fair Value of Financial Instruments

Our cash equivalents are recorded at cost plus accrued interest, which approximates fair value. Our investment securities are carried at fair value. The fair value of financial assets and liabilities is measured under a framework that establishes “levels” which are defined as follows: (i) Level 1 fair value is determined from observable, quoted prices in active markets for identical assets or liabilities; (ii) Level 2 fair value is determined from inputs, other than Level 1 inputs, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and (iii) Level 3 fair value is determined using the entity’s own assumptions about the inputs that market participants would use in pricing an asset or liability.

The following table presents our cash equivalents and investment securities which are measured at fair value on a recurring basis (in thousands):

		Fair Value Determined Under:
	Total Fair Value	(Level 1)	(Level 2)	(Level 3)
At December 31, 2016:
Cash equivalents	$3,517	$3,517	$—	$—
Investment securities	$2,740	$—	$2,740	$—
At December 31, 2015:
Cash equivalents	$15,799	$15,799	$—	$—
Investment securities	$17,929	$—	$17,929	$—

We believe that our debt facility bears interest at a rate that approximates prevailing market rates for instruments with similar characteristics and, accordingly, the carrying value of the debt facility approximates fair value. The fair value of our debt facility is determined under Level 2 in the fair value hierarchy.

7.	Property and Equipment

Property and equipment at December 31, 2016 and 2015 were as follows (in thousands):

		December 31,
	Useful Lives	2016	2015
Office furniture, computer and lab equipment	3 - 5 years	$239	$493
Computer software	3 years	7	16
Leasehold improvements	1 year	44	44
Equipment in progress	n/a	—	12

		290	565
Less: accumulated depreciation and amortization		(191)	(339)

Property and equipment, net		$99	$226

Equipment in progress represents the cost of lab equipment not yet available for service as of December 31, 2015. These items are depreciated over their applicable useful lives once they are available for service.

Depreciation and amortization expense was $99,000, $146,000 and $85,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

Write-offs of property and equipment were $36,000, $6,000 and $0 for the years ended December 31, 2016, 2015 and 2014, respectively. Write-offs primarily represent disposals of laboratory and computer equipment that were no longer being utilized. All write-offs are recorded under other income/(expense), net on our consolidated statements of operations and comprehensive loss.

We lease certain office equipment under leases classified as capital leases. As of December 31, 2016, the total amount of leased equipment was $40,000 with accumulated depreciation of $16,000. Interest rates on the leased equipment range from 8% to 14% per annum. The equipment is being amortized over the life of the leases, which range from three to five years.

Future commitments under capital leases are as follows (in thousands):

Year Ending December 31,
2017	$10
2018	10
2019	9
2020	—
Thereafter	—

Total	$29

Total imputed interest over the life of the capital leases is $8,000.

8.	Accrued Liabilities

Accrued liabilities at December 31, 2016 and 2015 were as follows (in thousands):

	December 31,
	2016	2015
Accrued R&D agreements and study expenses	$1,401	$7,898
Accrued transaction-related expenses	248	—
Other accrued liabilities	325	254

Total accrued liabilities	$1,974	$8,152

9.	Debt Facility

Hercules Loan and Security Agreement

In 2015, we borrowed an aggregate of $15 million pursuant to a Loan and Security Agreement with Hercules Technology III, L.P. and Hercules Capital, Inc. (formerly known as, Hercules Technology Growth Capital, Inc.) (together, “Hercules”), as amended (the “Loan Agreement”). Pursuant to the terms and conditions of the Loan Agreement we received the first advance of $5 million on August 11, 2015 and the second advance of $10.0 million (the “Second Advance”) on September 28, 2015.

The Loan Agreement required prepayment of $10.0 million of the principal balance of the loan and any accrued but unpaid fees and expenses (the “Second Advance Prepayment”) on or before October 14, 2016 unless the Phase 3 clinical study of vepoloxamer in sickle cell disease, known as the EPIC study, demonstrated positive results. Our announcement in September 2016 that EPIC did not achieve its primary or secondary efficacy endpoints triggered the Second Advance Prepayment, which was made in October 2016.

The interest rate for the principal balance under the Loan Agreement is the greater of (i) 8.95% plus the prime rate as reported in The Wall Street Journal minus 3.25%, and (ii) 8.95%, determined on a daily basis. The interest rate as of December 31, 2016 was 9.45%. Monthly payments under the Loan Agreement were interest only until July 1, 2016. On July 1, 2016, we started making monthly payments of principal and interest. Payment will continue through the scheduled maturity date of January 1, 2019. An end of term charge of $712,500 will be due on the scheduled maturity date and is being accrued through interest expense using the effective interest method.

If we elect to prepay the principal balance under the amended Loan Agreement prior to maturity, a prepayment charge of 1% or 2% of the then outstanding principal balance also will be due, depending upon when the prepayment occurs. No prepayment penalty applied to the Second Advance Prepayment.

Our obligations under the amended Loan Agreement are secured by a first priority security interest in substantially all of our assets, excluding our intellectual property but including the proceeds from the sale, licensing or disposition of our intellectual property. Our intellectual property is subject to customary negative covenants.

In connection with the Loan Agreement, we have paid facility charges of $225,000, as of December 31, 2016 and a commitment charge of $25,000. Such charges were accounted for as debt issuance costs and are being amortized to interest expense using the effective interest method through the scheduled maturity date.

In connection with the Loan Agreement, we entered into a Warrant Agreement with Hercules, dated August 11, 2015, as amended by the First Amendment thereto dated September 28, 2015 and the Second Amendment thereto dated February 25, 2016, pursuant to which Hercules has a right to purchase up to 2,272,727 shares of our common stock at an exercise price of $0.275 per share. Prior to the Second Amendment to Warrant Agreement, the Warrant Agreement, as amended, provided Hercules a right to purchase up to 1,524,390 shares of our common stock at an exercise price of $0.41 per share.

The warrants issued to Hercules were valued using the Black-Scholes option pricing model with the following assumptions: volatility of 83%, expected term of five years, risk-free interest rate of 1.2% and a zero dividend yield. The warrant fair value of $0.4 million has been recorded as a debt discount and is being amortized through interest expense using the effective interest method through the scheduled maturity date. See Note 10 “Capital Stock and Warrants” for further description of the terms of the warrants.

See Note 18, “Subsequent Events,” for additional information on the Loan Agreement and Warrant Agreement with Hercules.

Summary of Carrying Value

The following table summarizes the components of the debt facility carrying value.

	As of December 31, 2016		As of December 31, 2015
	Short-Term	Long-Term	Short-Term	Long-Term
Potential prepayment to lender	$—	$—	$10,000	$—
Principal payments to lender and end of term charge	1,521	2,538	874	4,839
Accrued interest	27	—	117	—
Debt issuance costs	—	(180)	—	(776)
Debt discount related to warrants	—	(73)	—	(337)

Carrying value	$1,548	$2,285	$10,991	$3,726

Future minimum payments under the debt facility are as follows:

Year Ending December 31,
2017	$1,776
2018	1,776
2019	865

Total future minimum payments	4,417
Unamortized interest	(331)
Debt issuance costs and debt discount	(253)

Total minimum payment	3,833
Short-term portion	(1,548)

Long-term debt facility	$2,285

10.	Capital Stock and Warrants

Our certificate of incorporation, as amended, authorizes us to issue 500,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2016, 254,746,933 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Underwritten Public Offering of Common Stock and Warrants

In February 2016, we completed an underwritten public offering with gross proceeds of $8.0 million from the sale and issuance of 29,090,910 units, each consisting of one share of our common stock and one warrant to purchase one share of our common stock. Net proceeds, after deducting underwriting discounts and commissions and other estimated offering expenses, were approximately $7.3 million. The warrants have an exercise price of $0.42 per share. We received $0.4 million in proceeds from the exercise of 816,000 of the warrants in 2016. Subject to certain beneficial ownership limitations, the remaining 28,274,910 warrants are exercisable at any time on or before February 16, 2021.

Underwritten Public Offering of Common Stock, Pre-funded Warrants and Warrants

In November 2014, we completed an underwritten public offering of 30,941,102 shares of our common stock, 13,081,428 “pre-funded” warrants exercisable for up to 13,081,428 shares of our common stock, and 22,011,265 warrants exercisable for up to 22,011,265 shares of our common stock. These securities were offered and sold to the underwriters and the public in units with each Series A unit consisting of one share of our common stock and one-half (0.5) of a warrant and each Series B unit consisting of one pre-funded warrant and one-half (0.5) of a warrant. Each whole warrant is exercisable for one share of our common stock. We sold an aggregate of 30,941,102 Series A units and 13,081,428 Series B units. The gross proceeds from this financing were $21.0 million and, after deducting underwriting discounts and commissions and other offering expenses, our net proceeds were $19.7 million. All of the pre-funded warrants were exercised in 2016 and we received $0.1 million in proceeds from the exercise of those warrants. Subject to certain beneficial ownership limitations, the warrants with an exercise price of $0.75 per share are exercisable at any time on or before November 12, 2019.

“At the Market” Equity Offering Program

In February 2014, we entered into a sales agreement with Cowen and Company, LLC (“Cowen”), to sell shares of our common stock, with aggregate gross sales proceeds of up to $30 million, from time to time, through an “at the market,” or ATM, equity offering program (the “2014 Sales Agreement”), under which Cowen acted as sales agent. In August 2015, we terminated the 2014 Sales Agreement upon entry into a new sales agreement with Cowen to sell shares of our common stock, with aggregate gross sales proceeds of up to $30 million, from time to time, through an ATM program. As of December 31, 2016, we had sold and issued an aggregate of 73,003,405 shares at a weighted-average sales price of $0.40 per share under the ATM programs for aggregate gross proceeds of $29.4 million and $28.1 million in net proceeds, after deducting sales agent commission and discounts and our other offering costs. As of December 31, 2016, approximately $18.0 million remains available under the ATM program (on a gross proceeds basis).

Shares Issuable to Former SynthRx Stockholders Upon Achievement of Milestones

In April 2011, we acquired SynthRx as a wholly-owned subsidiary through a merger transaction in exchange for shares of our common stock and rights to additional shares of our common stock upon achievement of specified milestones related to the development of vepoloxamer in sickle cell disease. The merger agreement requires us to issue up to an aggregate of 12,478,050 additional shares of our common stock to the former SynthRx stockholders if and when the development of vepoloxamer achieves the following milestones: (a) 3,839,400 shares upon acceptance for review by the U.S. Food and Drug Administration (“FDA”) of a new drug application (“NDA”) covering the use of purified poloxamer 188 for the treatment of sickle cell crisis in children and (b) 8,638,650 shares upon approval of such NDA by the FDA. Because we have determined not to pursue development of vepoloxamer in sickle cell disease, it is unlikely that these milestones will be achieved and that any of these shares will be issued.

Warrant Exercises

During the year ended December 31, 2016, we issued the following shares of our common stock upon exercise of outstanding warrants and received aggregate net proceeds of $0.5 million:

•	816,000 shares upon exercise of outstanding warrants with exercise price of $0.42 per share; and

•	13,081,428 shares upon exercise of outstanding warrants with exercise price of $0.01 per share.

Warrants

At December 31, 2016, outstanding warrants to purchase shares of common stock are as follows:

Shares Underlying Outstanding Warrants	Exercise Price	Expiration Date
28,097,400	$0.650	June 2018
22,011,265	$0.750	November 2019
2,272,727	$0.275	August 2020
28,274,910	$0.420	February 2021

80,656,302

Warrants Issued to Hercules

In connection with the Loan Agreement, we entered into a Warrant Agreement with Hercules Technology III, L.P., dated August 11, 2015, as amended by the First Amendment thereto dated September 28, 2015 and the Second Amendment thereto dated February 25, 2016, pursuant to which Hercules has a right to purchase up to 2,272,727 shares of our common stock at an exercise price of $0.275 per share. Prior to the Second Amendment to Warrant Agreement, the Warrant Agreement, as amended, provided Hercules a right to purchase up to 1,524,390 shares of our common stock at an exercise price of $0.41 per share. Hercules may exercise its warrants at any time, or from time to time, through August 11, 2020.

The Warrant Agreement, as amended, provides for adjustment to the exercise price and number of shares subject to Hercules’ warrants in the event of a merger event, reclassification of our common stock, subdivision or combination of our common stock, or certain dividend payments. Upon exercise, the aggregate exercise price may be paid, at Hercules’ election, in cash or on a net issuance basis, based upon the fair market value of our common stock at the time of exercise. If the fair market value of our common stock is greater than the exercise price of the warrants as of immediately before their expiration, to the extent the warrants are not previously exercised in full, the warrants shall be deemed automatically exercised on a net issuance basis as of immediately before their expiration.

See Note 18 “Subsequent Events” for additional information on the warrants issued to Hercules.

11.	Equity Incentive Plans

Our equity-based incentive plan, which is stockholder-approved, is intended to encourage ownership of shares of common stock by our directors, officers, employees, consultants and advisors and to provide additional incentive for them to promote the success of our business through the grant of share-based awards. At December 31, 2016, our equity-based incentive plan consisted of the 2005 Equity Incentive Plan (the “2005 Plan”) and the 2008 Omnibus Incentive Plan (the “Original 2008 Plan”), which has been amended, restated and renamed four times, first in June 2011 as the Amended and Restated 2008 Omnibus Incentive Plan, then in June 2013 as the 2013 Omnibus Incentive Plan, then in June 2014 as the 2014 Omnibus Incentive Plan and finally in June 2015 as the 2015 Omnibus Incentive Plan (the “2015 Plan”). Following approval by our stockholders of each amendment and restatement of the Original 2008 Plan, no awards have been or will be granted under the terms of the plan in effect immediately prior to such amendment and restatement. In prior years, our stockholder-approved, equity-based incentive plans included the 2005 Employee Stock Purchase Plan. In May 2015, our 2005 Employee Stock Purchase Plan, which had never been implemented, expired.

During the years ended December 31, 2016, 2015 and 2014, all awards granted under our equity-based incentive plans were stock options. The share-based compensation expense from all stock options granted that has been charged to our consolidated statements of operations and comprehensive loss in those periods was as follows (in thousands):

	Years ended December 31,
	2016	2015	2014
Selling, general and administrative expense	$1,749	$2,077	$1,607
Research and development expense	894	598	425

Share-based compensation expense	$2,643	$2,675	$2,032

For the year ended December 31, 2015, we recognized a $0.3 million expense in our selling, general and administrative expenses related to share-based compensation expense as a result of the departure of our former president and chief operating officer in February 2015. Termination of the former officer’s employment triggered accelerated vesting of a portion of his outstanding, unvested stock options that resulted in $0.4 million of additional share-based compensation expense, but this additional expense was offset by a $0.1 million reduction in share-based compensation expense that resulted from cancellation of the remaining, unvested portion of the former officer’s outstanding stock options.

2015 Omnibus Incentive Plan

The 2015 Plan provides for the grant of incentive and non-statutory stock options, as well as share appreciation rights, restricted shares, restricted share units, performance units, shares and other share-based awards. Share-based awards are subject to terms and conditions established by our board of directors or the compensation committee of our board of directors.

As of December 31, 2016, the maximum aggregate number of shares of our common stock available for grant under the 2015 Plan was 22,401,967 shares. Shares of common stock that are subject to awards granted under the 2015 Plan shall be counted against the shares available for issuance under this plan as one share for each share subject to a stock option or stock appreciation right and as 1.34 shares for each share subject to an award other than a stock option or a stock appreciation right. If any shares of common stock subject to an award granted under any of our stockholder-approved, equity-based incentive plans are forfeited, or an award expires or is settled for cash pursuant to the terms of an award, the shares subject to the award may be used again for awards under the 2015 Plan to the extent of the forfeiture, expiration or cash settlement. The shares of common stock will be added back as one share for every share of common stock if the shares were subject to a stock option or stock appreciation right, and as 1.34 shares for every share of common stock if the shares were subject to an award other than a stock option or stock appreciation right. However, the following shares of common stock will not be added to the shares available for issuance under the 2015 Plan: (i) shares tendered or withheld in payment of the purchase price of a stock option, (ii) shares tendered or withheld to satisfy any tax withholding obligation with respect to any award, (iii) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof, and (iv) shares reacquired by us on the open market or otherwise using cash proceeds from the exercise of stock options. Shares of common stock under awards made in assumption of or in substitution or exchange for awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by us, or with which we combine, will not reduce the number of shares available for issuance under the 2015 Plan. In addition, if a company acquired by us, or with which we combine, has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for issuance under such plan (as adjusted, to the extent appropriate, using the exchange or other adjustment or valuation ratio of formula applied to determine the consideration payable to stockholders in the acquisition or combination) may be used for awards under the 2015 Plan and will not reduce the number of shares of common stock available for issuance under the 2015 Plan; provided, however that awards using such available shares shall not be made after the date awards or grants could have been made under the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not our employees or directors prior to the acquisition or combination.

Under the 2015 Plan, the purchase price of shares of common stock covered by a stock option cannot be less than 100% of the fair market value of the common stock on the date the stock option is granted. Fair market value of the common stock is generally equal to the closing price for the common stock on the principal securities exchange on which the common stock is traded on the date the stock option is granted (or if there was no closing price on that date, on the last preceding date on which a closing price was reported). Stock option awards generally have ten-year contractual terms and vest over four years based on continuous service; however, the 2015 Plan allows for other vesting periods.

Summary of 2016 Stock Option Activity

The following table summarizes our stock option activity for the year ended December 31, 2016:

	Shares Underlying Option Awards	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Years	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2016	22,902,727	$0.80
Granted	8,151,263	$0.42
Exercised	—	$—
Expired/cancelled/forfeited	(8,988,888)	$0.79

Outstanding at December 31, 2016	22,065,102	$0.66	6.00	$—

Options exercisable at December 31, 2016	13,865,407	$0.75	4.90	$—
Vested and expected to vest at December 31, 2016	21,334,167	$0.67	5.83	$—

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2015 and 2014 was $0.29, $0.42 and $0.50, respectively. As of December 31, 2016, there was approximately $2.5 million of unamortized compensation cost related to unvested stock option awards, which is expected to be recognized over a weighted-average period of approximately 2.2 years.

Our determination of fair value is affected by our stock price as well as a number of assumptions that require judgment. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-valuation model. The assumptions used in the Black-Scholes option-valuation model and the calculation of share-based compensation for option grants to employees and non-employee directors during the years ended December 31, 2016, 2015 and 2014 are as follows:

	Years ended December 31,
	2016	2015	2014
Risk-free interest rate	1.1 - 1.9%	1.6 - 1.9%	1.9 - 2.1%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	81 - 82%	78 - 99%	104 - 112%
Expected term	5.3 - 6.0 years	5.3 - 6.2 years	5.4 - 6.2 years
Forfeiture rate	11%	7%	9%

The risk-free interest rate assumption is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. We have not paid any dividends on common stock since our inception and do not anticipate paying dividends on our common stock in the foreseeable future. The expected option term is computed using the “simplified” method as permitted under the provisions of Staff Accounting Bulletin (“SAB”) 107. SAB 107’s guidance was extended indefinitely by SAB 110. The expected volatility is based on the historical volatility of our common stock based on the daily closing prices. Forfeiture rates are based on the expected forfeiture rates for our unvested stock options, which are based in large part on our historical forfeiture rates, but also on assumptions believed to be reasonable under the circumstances.

In accordance with ASC 718, Compensation – Stock Compensation, share-based compensation expense associated with the non-employee director options is included with employee share-based compensation expense.

12.	Commitments

SynthRx Merger Consideration Milestone Payments

In April 2011, we acquired SynthRx in a merger transaction in exchange of shares of our common stock and rights to additional shares of our common stock. Pursuant to the merger agreement, we could issue up to an aggregate of 12,478,050 shares of our common stock to the former SynthRx stockholders if and when the development of vepoloxamer achieves the following milestones: (a) 3,839,400 shares upon acceptance for review by the U.S. Food and Drug Administration (“FDA”) of a new drug application (“NDA”) covering the use of vepoloxamer for the treatment of sickle cell crisis in children and (b) 8,638,650 shares upon approval of such NDA by the FDA. Because we have determined not to pursue development of vepoloxamer in sickle cell disease, it is unlikely that these milestones will be achieved and that any of these shares will be issued.

Operating Leases

We are obligated under operating leases for office space and equipment. We sublease approximately 13,700 square feet of office space for our corporate headquarters in San Diego, California. Our sublease commenced on January 20, 2015 and expires on May 31, 2020. Our monthly rent of $41,000 escalates by 3% each year on January 20th. During the first year of the sublease, the monthly base rent for approximately 2 1/3 months, or approximately $96,000, was abated. In July 2014, we made a payment of $300,000 to the landlord, up to approximately $170,000 of which was applied to our monthly base rent for months 13, 16, 19 and 24 of the sublease term, subject to certain conditions. The remaining $130,000 is held by the landlord as a security deposit. Rent expense for our office space is recognized on a straight-line basis.

We lease office equipment under a lease that expires in 2019.

Rent expense was approximately $537,000, $508,000 and $334,000 during the years ended December 31, 2016, 2015 and 2014, respectively.

Future rental commitments under all operating leases are as follows (in thousands):

Year Ending December 31,
2017	$489
2018	547
2019	557
2020	237
Thereafter	—

Total	$1,830

13.	Income Taxes

Due to our historical net loss position, we have recorded a full valuation allowance against net deferred tax assets, therefore there is typically no provision or benefit for income taxes recorded. For the year ended December 31, 2016, we have an income tax benefit of $2,409,000 related to the impairment of the indefinite-lived vepoloxamer-related IPR&D. For the years ended December 31, 2015 and 2014, there is no provision or benefit for income taxes recorded.

The income tax benefit is different from that which would be obtained by applying the statutory Federal income tax rate of 34% to income before income tax expense. The items causing this difference for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Income tax benefit at federal statutory rate	$(13,092)	$(13,546)	$(9,758)
Orphan drug credit / R&D credit	(4,458)	(7,530)	(4,575)
Stock options	543	594	278
Other	(430)	187	(213)
Change in federal valuation allowance	15,028	20,295	14,268

Total	$(2,409)	$—	$—

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at December 31, 2016 and 2015 are as follows:

	Years ended December 31,
	2016	2015
	(in thousands)
Deferred tax assets:
Accrued expenses	$179	$619
Stock options under ASC 718	3,029	2,610
Net operating loss carry forwards	42,489	31,649
Income tax credit carry forwards	26,328	19,369
Property and equipment	5	20
Intangibles	778	895
Other	118	69

Total deferred tax assets	72,926	55,231
Less: valuation allowance	(72,926)	(55,231)

Total deferred tax assets, net of valuation allowance	—	—
Deferred tax liabilities:
Acquired intangibles	(995)	(3,404)

Total deferred tax assets/liabilities, net of valuation allowance	$(995)	$(3,404)

We have established a full valuation allowance against our net deferred tax assets due to uncertainty surrounding the realization of such assets. Management has determined it is more likely than not that the deferred tax assets are not realizable due to our historical loss position.

As a result of our acquisitions of SynthRx and Aires during 2011 and 2014, respectively, we recorded deferred tax liabilities. These deferred tax liabilities reflect the tax impact of the differences between the book basis and tax basis of acquired IPR&D that has not yet reached feasibility. Such deferred tax liabilities cannot be used to offset deferred tax assets when analyzing our end of year valuation allowance as the acquired IPR&D is considered to have an indefinite life until we complete or abandon development. The deferred tax liabilities were recorded as an offset to goodwill or gain on bargain purchase, recorded as part of the SynthRx and Aires acquisitions, respectively. As of December 31, 2016, we determined that our vepoloxamer-related IPR&D was impaired and the carrying value of such IPR&D was reduced from $6.5 million to $0.5 million (see Note 4, “Goodwill and IPR&D,” for additional information). Accordingly, we reduced our related deferred tax liability from $2.6 million to $0.2 million. The $2.4 million reduction was recorded as an income tax benefit on our consolidated statement of operations and comprehensive loss. There was no change to the deferred tax liability of $0.8 million related to our AIR001-related IPR&D. Our total deferred tax liability as of December 31, 2016 was $1.0 million.

Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or IRC, limit our ability to use net operating loss carry forwards and R&D tax credit carry forwards (“tax attribute carry forwards”) to offset future taxable income or income tax, respectively, if we experience a cumulative change in ownership of more than 50% within a three-year testing period. We completed a formal study through the year ended December 31, 2011 and determined ownership changes within the meaning of IRC Section 382 had occurred. We adjusted our tax attribute carry forwards and deferred tax assets accordingly. As the deferred tax assets associated with the tax attribute carry forwards were fully offset by a valuation allowance, a corresponding reduction in the Company’s valuation allowance was also recorded, resulting in no income tax impact. We completed a formal study to determine whether an ownership change, within the meaning of IRC Section 382, occurred during 2012, 2013 or 2014, and no ownership changes were identified.

As of December 31, 2016, we had federal and California net operating loss carry forwards of $105.3 million and $114.9 million, respectively. These tax loss carry forwards begin to expire in 2031 if unused. As of December 31, 2016, we also had federal R&D/orphan drug and California R&D tax credit carry forwards of $25.6 million and $1.1 million, respectively. The aforementioned federal tax credits will begin to expire in 2031. The California R&D tax credits do not expire.

In accordance with authoritative guidance, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2016, we continue to have no unrecognized tax benefits. There are no unrecognized tax benefits included on the balance sheets that would, if recognized, impact the effective tax rate. We do not anticipate there will be a significant change in unrecognized tax benefits within the next 12 months.

Our policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Because we have generated net operating losses since inception, no tax liability, penalties or interest has been recognized for balance sheet or income statement purposes as of and for the years ended December 31, 2016 and 2015.

We are subject to income taxation in the U.S. and the state of California. All of our tax years are subject to examination by the tax authorities due to the carry forward of unutilized net operating losses and R&D tax credits.

14.	401(k) Plan

We have a defined contribution savings plan pursuant to Section 401(k) of the IRC. The plan is for the benefit of all qualifying employees and permits voluntary contributions by employees up to 100% of eligible compensation, subject to the Internal Revenue Service (“IRS”) imposed maximum limits. The terms of the plan during 2016, 2015 and 2014 required us to make matching contributions equal to 100% of employee contributions up to 6% of eligible compensation, limited by the IRS-imposed maximum. We incurred total expenses of $242,000, $246,000 and $212,000 in employer matching contributions in 2016, 2015 and 2014, respectively.

15.	Restructuring Costs

In the fourth quarter of 2016, as part of restructuring our organization after the Phase 3 clinical study of vepoloxamer in sickle cell disease did not meet its primary efficacy endpoint and we made the decision to discontinue all clinical development of vepoloxamer, we eliminated 18 positions across our company, 16 through involuntary terminations and two due to resignations. As a result, we incurred restructuring costs in the fourth quarter of 2016 of approximately $0.8 million for one-time employee termination costs, including severance, benefits and related costs. Restructuring costs were recorded as research and development expense ($0.5 million) and selling, general and administrative expense ($0.3 million) on the consolidated statements of operations and comprehensive loss for the year ended December 31, 2016. $0.3 million of the restructuring costs were accrued on our consolidated balance sheet as of December 31, 2016 and paid in January 2017.

16.	Segment Information

We operate our business on the basis of a single reportable segment, which is the business of developing therapies for serious or life-threatening diseases. We evaluate our Company as a single operating segment. The majority of our operating activities and work performed by our employees are currently conducted from a single location in the U.S. We recognized $128,000 of research grant revenue in 2016. We recognized no revenues in 2015 and 2014.

17.	Summary of Quarterly Financial Data (unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2016, 2015 and 2014 (in thousands, except per share data):

Quarterly statements of operations data

	Quarters Ended
2016 (unaudited)	March 31	June 30	September 30	December 31
Revenue	$—	$—	$45	$83
Loss from operations	(10,742)	(10,221)	(7,201)	(8,292)
Net loss	(11,207)	(10,706)	(8,152)	(6,035)
Net loss applicable to common stock	(11,207)	(10,706)	(8,152)	(6,035)
Basic and diluted net loss per share	$(0.06)	$(0.05)	$(0.04)	$(0.02)
Basic and diluted weighted average number of shares of common stock outstanding	178,115	196,554	214,714	244,094

	Quarters Ended
2015 (unaudited)	March 31	June 30	September 30	December 31
Revenue	$—	$—	$—	$—
Loss from operations	(9,650)	(10,181)	(9,828)	(9,714)
Net loss	(9,616)	(10,151)	(9,912)	(10,162)
Net loss applicable to common stock	(9,616)	(10,151)	(9,912)	(10,162)
Basic and diluted net loss per share	$(0.06)	$(0.06)	$(0.06)	$(0.06)
Basic and diluted weighted average number of shares of common stock outstanding	159,459	162,128	163,614	163,614

	Quarters Ended
2014 (unaudited)	March 31	June 30	September 30	December 31
Revenue	$—	$—	$—	$—
Loss from operations	(6,839)	(7,202)	(7,884)	(7,354)
Net loss	(6,371)	(7,152)	(7,866)	(7,313)
Net loss applicable to common stock	(6,371)	(7,152)	(7,866)	(7,313)
Basic and diluted net loss per share	$(0.06)	$(0.06)	$(0.06)	$(0.05)
Basic and diluted weighted average number of shares of common stock outstanding	105,054	115,587	123,287	145,257

18.	Subsequent Events

Merger Agreement with Savara

As discussed in Note 1, “Description of Business,” on January 6, 2017, we entered into an Agreement and Plan of Merger and Reorganization with Savara Inc. and Victoria Merger Corp, a wholly-owned subsidiary we formed for the purpose of this transaction. The completion of the merger and other transactions contemplated by the merger agreement would constitute a change in control of our company. The material terms of the merger agreement are further described in Part I, Item 1, “Business,” in this annual report.

In addition to seeking approval from our stockholders of the merger and our issuance of shares of our common stock to Savara securityholders in consideration for the merger, the merger agreement contemplates that we will seek approval from our stockholders to amend and restate our amended and restated certificate of incorporation to (a) effect a reverse split of our common stock immediately prior to the effective time of the merger and (b) to change our name to “Savara Inc.” at the effective time of the merger. The reverse split ratio to be proposed to our stockholders has not been determined.

The transactions contemplated by the merger agreement are expected to close in the second quarter of 2017.

Fifth Amendment to Loan Agreement and Third Amendment to Warrant Agreement with Hercules

Because the proposed merger with Savara would result in a change in control of our company under the Loan Agreement, triggering immediate repayment of the outstanding amount of all principal, accrued interest, accrued, unpaid fees and expenses, together with a prepayment charge of 2% of the principal balance and an end of term charge of $712,500 (referred to as the “Change in Control Prepayment Provisions”), on March 3, 2017, we entered into a fifth amendment of the Loan Agreement whereby Hercules agreed that the merger with Savara would not trigger the Change in Control Repayment Provisions and that the loan would remain in place upon its existing terms, including the January 1, 2019 scheduled maturity date, following the consummation of the merger, provided the transaction is completed on or before April 30, 2017. However, beginning on the effective date of the amendment, the combined company will be required to maintain (a) at least $4 million of cash unless and until our company, Savara or the combined company raise at least $6 million in net cash proceeds from equity and/or subordinated debt financings on or before April 30, 2017 and (b) at least $2 million of cash unless and until our company, Savara or the combined company raise at least $20 million in net cash proceeds from equity and/or subordinated debt financings and/or other financing sources approved by Hercules (including grant amounts) on or before August 31, 2017. This amendment to the Loan Agreement will become effective only upon consummation of the proposed merger. In consideration for the amendment and the consents and waivers provided therein by Hercules, we paid an amendment fee of $50,000 to Hercules upon execution of the amendment. In addition, concurrently with the amendment to the Loan Agreement, we entered into a third amendment of the Warrant Agreement, pursuant to which, as of the date the amendment to the Loan Agreement becomes effective, the warrant exercise price, which currently is $0.275 per share, will be reduced to the lesser of (a) $0.10 per share and (b) if the closing market price of our common stock is lower than $0.10 per share for three consecutive days between January 6, 2017 and the date of the consummation of the merger with Savara, the lowest three-day volume-weighted average price of our common stock during that period.

See Note 9, “Debt Facility,” and Note 10, “Capital Stock and Warrants,” for additional information about the Loan Agreement and Warrant Agreement.

2017 Compensation and Grants of Restricted Stock Awards

In January 2017, our board of directors, upon the recommendation of its compensation committee, approved a retention/performance bonus for our remaining full-time employees in order to retain, reward and incentivize them to continue their efforts to help our company achieve its goals through the consummation of the proposed merger with Savara. For our executive officers, this bonus is payable 50% in a single-sum cash payment and 50% in a grant of restricted stock units (“RSUs”) under the 2015 Plan. For our other employees, this bonus is payable in a single-sum cash payment. All cash payments and vesting of RSUs are contingent upon consummation of the proposed merger on or before July 6, 2017, continued service with us until that event, and a general release of claims. The RSUs were granted in January 2017. The total amount of cash payable is $156,000 and the total number of shares of our common stock issuable if the RSUs vest is 980,538.

Additionally, in January 2017, our board of directors, upon the recommendation of its compensation committee, approved the grant of an aggregate of 3,865,964 RSUs to our full-time employees and an aggregate of 234,965 RSUs to our four non-employee directors. All of the RSUs were granted under the 2015 Plan in January 2017. Each RSU represents a right to receive one share of our common stock. Vesting of these RSUs is contingent upon consummation of the proposed merger with Savara on or before July 6, 2017.

In accordance with the notices of grant and agreements governing these RSU awards, all outstanding and unexercised stock options held by the employees and directors will be cancelled immediately prior to, but contingent upon, the consummation of the merger and cease to be exercisable as of such date without any accelerated vesting.

Anticipated Severance Expense

We expect to incur severance expense upon the consummation of the proposed merger with Savara because we anticipate that all of our full-time employees will be involuntarily terminated. In accordance with the Executive Severance Agreements between us and each of our four current executive officers entered into in March 2016 and the severance arrangements for our non-officer employees approved by our board of directors in January 2017, we expect to make cash severance payments to our existing employees totaling approximately $1.8 million on or about the date the merger is completed.

Transaction-Related Expenses

We have incurred, and expect to incur additional, significant transaction-related expenses in connection with negotiating and executing the merger agreement with Savara and completing the transactions contemplated by the merger agreement. Transaction-related expenses, which include legal, accounting and financial advisor fees, tail insurance premiums and other service provider costs, are currently estimated to total approximately $2.6 million. We incurred $0.3 million of these costs during the fourth quarter of 2016 and recorded that amount as transaction-related expenses on our consolidated statements of operations and comprehensive loss. As of December 31, 2016, $0.2 million of these costs were accrued on our consolidated balance sheet. We expect to incur the remainder of the anticipated transaction-related expenses in the first half of 2017.

Report of Independent Auditors

To the Board of Directors and Management of Savara Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in redeemable convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Savara Inc. and its subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the cost to develop and obtain regulatory approval for any drug is substantial and if adequate and timely financing alternatives are not available, the Company will need to re-evaluate its current operating plan.

/s/ PricewaterhouseCoopers LLP

Austin, Texas

March 10, 2017

Savara Inc. and Subsidiary

Consolidated Balance Sheets

(In thousands, except share amounts)

	As of December 31
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$13,373	$16,683
Grants and award receivable	400	—
Prepaid expenses and other current assets	840	67

Total current assets	14,613	16,750
Property and equipment, net	793	1,104
In-process R&D	3,051	—
Goodwill	10,477	—

Total assets	$28,934	$17,854

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$536	$385
Accrued expenses and other liabilities	2,477	430
Current portion of capital lease obligation	442	255

Total current liabilities	3,455	1,070

Long-term liabilities:
Accrued interest on convertible promissory notes	151	—
Convertible promissory notes	3,448	—
Put option derivative liability	979	—
Contingent consideration	9,708	—
Deferred tax liability	2,305	—
Capital lease obligation, net of current portion	579	847
Warrant liability	303	274
Other long-term liabilities	20	6

Total liabilities	20,948	2,197

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value, 1,799,906 shares authorized, issued, and outstanding as of December 31, 2016 and 2015; $3,254 liquidation value as of December 31, 2016	3,232	3,230
Series B redeemable convertible preferred stock, $0.001 par value, 6,000,000 shares authorized as of December 31, 2016 and 2015; 5,675,387 shares issued and outstanding as of December 31, 2016 and 2015; $17,762 liquidation value as of December 31, 2016	17,301	17,224
Series C redeemable convertible preferred stock, $0.001 par value; 8,000,000 and 5,000,000 shares authorized as of December 31, 2016 and 2015, respectively; 4,452,582 and 4,038,790 shares issued and outstanding as of December 31, 2016 and 2015, respectively; $23,423 liquidation value as of December 31, 2016	23,328	22,531

Total redeemable convertible preferred stock	43,861	42,985

Stockholders’ deficit:
Common stock, $0.001 par value, 27,000,000 and 20,000,000 shares authorized as of December 31, 2016 and 2015, respectively; 5,396,883 and 2,041,552 shares issued and outstanding as December 31, 2016 and 2015, respectively	5	2
Additional paid-in capital	3,117	153
Accumulated other comprehensive loss	(591)	—
Accumulated deficit	(38,406)	(27,483)

Total stockholders’ deficit	(35,875)	(27,328)

Total liabilities, redeemable convertible preferred stock, and stockholder’s deficit	$28,934	$17,854

The accompanying notes are an integral part of these financial statements.

Savara Inc. and Subsidiary

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2016 and 2015

(In thousands, except share amounts)

	Year Ended December 31,
	2016	2015
Grant and award revenue	$400	$54

Operating expenses:
Research and development	8,182	4,321
General and administrative	2,820	1,650
Depreciation	346	6

Total operating expenses	11,348	5,977

Loss from operations	(10,948)	(5,923)

Other income (expense):
Investment income	16	5
Interest expense	(468)	(2,590)
Loss on extinguishment of debt	—	(226)
Foreign currency exchange gain/(loss)	76	—
Change in fair value of financial instruments	44	(265)

Total other expense	(332)	(3,076)

Loss before income taxes	(11,280)	(8,999)
Income tax benefit	357	—

Net loss	$(10,923)	$(8,999)
Accretion of preferred stock classified as mezzanine equity	(94)	(183)

Net loss attributable to common stockholders	(11,017)	(9,182)

Other comprehensive income:
Gain (loss) on foreign currency translation	(591)	—

Total Comprehensive Loss	$(11,514)	$(8,999)

Net loss per share:
Basic and diluted	$(3.29)	$(5.55)

Weighted average common shares outstanding
Basic and diluted	3,348,647	1,653,259

The accompanying notes are an integral part of these financial statements.

Savara Inc. and Subsidiary

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2016

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock							Stockholders’ Deficit
	Redeemable Convertible Series A Preferred Stock		Redeemable Convertible Series B Preferred Stock		Redeemable Convertible Series C Preferred Stock			Common Stock				Accumulated Other Comprehensive Loss
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Total	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit		Total
Balance on December 31, 2014	1,799,906	$3,206	5,675,387	$17,065	—	$—	$20,271	1,991,552	$2	$183	$(18,484)	$—	$(18,299)

Issuance of restricted common stock	—	—	—	—	—	—	—	50,000	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	24	—	159	—	—	183	—	—	(183)	—	—	(183)
Issuance of redeemable convertible preferred stock	—	—	—	—	4,038,790	22,531	22,531	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	153	—	—	153
Net loss incurred	—	—	—	—	—	—	—	—	—	—	(8,999)	—	(8,999)

Balance on December 31, 2015	1,799,906	$3,230	5,675,387	$17,224	4,038,790	$22,531	$42,985	2,041,552	$2	$153	$(27,483)	$—	$(27,328)

Accretion of redeemable convertible preferred stock	—	2	—	77	—	15	94	—	—	(94)	—	—	(94)
Exercise of options to acquire common stock	—	—	—	—	—	—	—	1,406	—	1	—	—	1
Common stock issued for acquisition of Serendex assets and subsidiaries	—	—	—	—	—	—	—	3,353,925	3	2,848	—	—	2,851
Issuance of Series C convertible preferred stock, net	—	—	—	—	413,792	782	782	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	209	—	—	209
Foreign exchange translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(591)	(591)
Net loss incurred	—	—	—	—	—	—	—	—	—	—	(10,923)	—	(10,923)

Balance on December 31, 2016	1,799,906	$3,232	5,675,387	$17,301	4,452,582	$23,328	$43,861	5,396,883	$5	$3,117	$(38,406)	$(591)	$(35,875)

The accompanying notes are an integral part of these financial statements.

Savara Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(In thousands)

	Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(10,923)	$(8,999)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	346	6
Changes in fair value of financial instruments	(44)	265
Loss on extinguishment of debt	—	226
Noncash interest	199	642
Foreign currency gain/(loss)	76	—
Accretion on discount to convertible promissory notes	269	1,948
Stock-based compensation	209	153
Changes in operating assets and liabilities:
Tax refund receivable	393	—
Grant and award receivable	(400)	961
Prepaid expenses and other current assets	(289)	214
Deferred rent	14	6
Accounts payable and accrued expenses	1,780	(200)

Net cash used in operating activities	(8,370)	(4,778)

Cash flows from investing activities:
Purchase of property and equipment	(8)	—

Net cash used in investing activities	(8)	—

Cash flows from financing activity:
Proceeds from issuance of convertible promissory notes	4,415	—
Proceeds from issuance of Series C preferred stock, net	782	8,773
Net proceeds from the exercise of common stock options	1	—
Capital lease obligation principle payments	(81)	—

Net cash provided by financing activities	5,117	8,773

Effect of exchange rate changes on cash and cash equivalents	(49)	—
Increase in cash and cash equivalents	(3,310)	3,995
Cash and cash equivalents beginning of period	16,683	12,688

Cash and cash equivalents end of period	$13,373	$16,683

Non-cash financing and investing activities:
Issuance of common stock for Serendex	$2,851	$—
Net assets acquired in business combination of Serendex	(12,375)	—
Contingent liability related to purchase of Serendex	9,524	—
Accretion of Series A redeemable convertible preferred stock	2	24
Accretion of Series B redeemable convertible preferred stock	77	159
Accretion of Series C redeemable convertible preferred stock	15	—
Conversion of convertible promissory notes into preferred stock	—	11,006
Extinguishment of put option	—	2,708
Equipment under capital lease	—	(1,102)

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	2

The accompanying notes are an integral part of these financial statements.

Savara Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

1. Description of Business and Basis of Presentation

Description of Business

Savara Inc. (“Savara,” the “Company,” or as used in the context of “we” or “us”) is a clinical stage specialty pharmaceutical company focusing on the development and commercialization of product candidates for patients with rare respiratory diseases, including cystic fibrosis (CF), and pulmonary alveolar proteinosis (PAP). Our lead clinical stage product candidate, AeroVanc, is an inhaled formulation of vancomycin, intended for the treatment of persistent methicillin-resistant Staphylococcus aureus (MRSA) lung infection in CF patients. Our second clinical stage product candidate, Molgradex, is an inhaled formulation of recombinant human granulocyte-macrophage colony-stimulating factor (GM-CSF), intended for the treatment of PAP. Savara was formed as a corporation in Delaware in 2007. The Company operates in one segment and has its principal offices in Austin, Texas.

On July 15, 2016, the Company completed the acquisition of certain assets, liabilities, and subsidiaries of Serendex A/S (“Serendex”), through its wholly owned subsidiary, Savara ApS, a limited liability company established under the laws in Denmark (see note 7). Serendex was a biopharmaceutical development company that advanced a pipeline and portfolio of novel inhalation therapies and related technologies for the treatment of severe pulmonary conditions. With this acquisition, Savara strengthened its pipeline of rare respiratory disease products.

Since inception, the Company has devoted substantially all of its efforts and resources to identifying and developing its product candidates, recruiting personnel, and raising capital. Savara has incurred operating losses and negative cash flow from operations and has no product revenue from inception to date. The Company has not yet commenced commercial operations.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) as defined by the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

Liquidity

As of December 31, 2016, the Company had an accumulated deficit of approximately $38.4 million. The Company also had negative cash flow from operations of approximately $8.4 million during the year ended December 31, 2016. The cost to further develop and obtain regulatory approval for any drug is substantial and, as noted below, the Company may have to take certain steps to maintain a positive cash position. Accordingly, the Company will need additional capital to further fund development of, and seek regulatory approvals for, its product candidates and begin to commercialize any approved products.

The Company is currently focused primarily on the development of pulmonary drugs and believes such activities will result in the Company’s continued incurrence of significant research and development and other expenses related to those programs. If the clinical trials for any of the Company’s product candidates fail or produce unsuccessful results and those product candidates do not gain regulatory approval, or if any of the Company’s product candidates, if approved, fails to achieve market acceptance, the Company may never become profitable. Even if the Company achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. The Company intends to cover its future operating expenses through cash and cash equivalents on hand and through a combination of equity offerings, debt financings, government or other third-party funding, and other collaborations and strategic alliances. The Company cannot be sure that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to the Company or its stockholders.

While the Company expects its existing cash and cash equivalents of $13.4 million as of December 31, 2016 will enable it to fund operations and capital expenditure requirements into 2018, the Company may have to delay, reduce, limit or terminate some or all of its development programs or future commercialization efforts or grant rights to develop and market product candidates that the Company might otherwise prefer to develop and market itself in order to maintain a positive cash position. Failure to obtain adequate financing could adversely affect the Company’s ability to operate as a going concern. If the Company raises additional funds from the issuance of equity securities, substantial dilution to existing stockholders may result. If the Company raises additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict the Company’s ability to operate its business.

The Company intends to raise additional capital through the issuance of additional equity and potentially through borrowings and strategic alliances with partner companies. However, if such financings are not available timely and at adequate levels, the Company will need to reevaluate its operating plans. Management is currently pursuing financing alternatives. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Principles of Consolidation

The consolidated financial statements of the Company are stated in U.S. dollars and are prepared using U.S. GAAP. These financial statements include accounts of the Company and its wholly owned subsidiary. The financial statements of the Company’s wholly owned subsidiary are recorded in its functional currency and translated into the reporting currency. The cumulative effect of changes in exchange rates between the foreign entity’s functional currency and the reporting currency is reported in Accumulated Other Comprehensive Income. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management’s estimates include those related to the accrual of research and development costs, the valuation of preferred and common shares, certain financial instruments recorded at fair value, stock-based compensation, and the valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. Accordingly, actual results could be materially different from those estimates.

Risks and Uncertainties

The product candidates being developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company’s product candidates will receive the necessary approvals. If the Company is denied regulatory approval of its product candidates, or if approval is delayed, it may have a material adverse impact on the Company’s business, results of operations and its financial position.

The Company is subject to a number of risks similar to other life science companies, including, but not limited to, risks related to the successful discovery and development of drug candidates, raising additional capital, development of competing drugs and therapies, protection of proprietary technology and market acceptance of the Company’s products. As a result of these and other factors and the related uncertainties, there can be no assurance of the Company’s future success.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and institutional bank money market accounts with original maturities of three months or less when acquired and are stated at cost, which approximates fair value due to the highly liquid nature of these securities.

Grants and Award Receivables

Receivables arise from incurring allowable costs under federal grants or through the achievement of milestones under an award from a non-profit organization that have not been received as of the balance sheet dates. Since inception, the Company has never incurred losses on its grants and award receivables, and as such, the Company has no allowance for doubtful accounts as of December 31, 2016 as management deemed all outstanding grants and award receivable balances collectible.

Fair Value of Financial Instruments

The accounting standard for fair value measurements provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

•	Level 1 – Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2 – Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

•	Level 3 – Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

Financial instruments carried at fair value include cash and cash equivalents, certain warrants classified as liabilities, contingent consideration, and an embedded put option separated from the convertible promissory notes. These financial instruments are carried at fair value on a recurring basis.

The carrying amounts of accounts payable, accrued liabilities, and the convertible promissory notes host contract approximate fair value due to the highly liquid nature of these short-term instruments.

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during the period without consideration of common stock equivalents. Since the

Company was in a loss position for all periods presented, diluted net loss per share is the same as basic net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Repairs and maintenance that do not improve or extend the useful life of the respective asset are charged to expense as incurred.

Equipment under Capital Lease

In 2015, the Company entered into a contract manufacturing arrangement that included the right to use specified equipment. Management concluded that the contract manufacturing arrangement contains an embedded lease of the specified equipment based on the facts and circumstances, including the Company’s ability to direct the use of the equipment and because management believes that it is remote that any party other than the Company will take more than a minor output produced by the equipment during the term of the arrangement. Management performed an analysis under ASC 840 to determine the proper accounting for the embedded lease and concluded that there is a capital lease because the present value of the minimum lease payments per the contract exceeds 90% of the fair value of the equipment. The capitalized equipment is depreciated on a straight-line basis over the lesser of the non-cancellable lease term or the useful life, and the lease obligation accrues interest at the incremental rate used in the present value analysis.

Debt Issuance Costs

Debt issuance costs are presented on the balance sheets as a direct deduction from the carrying amount of the debt liability. Debt issuance costs incurred in the years ended December 31, 2016 and 2015 were insignificant.

Patents and Intellectual Property

The Company currently expenses all patent application costs. As the Company’s products are currently under research and development and are not currently approved for market, costs incurred in connection with patent applications are expensed as incurred due to the uncertainty of the future economic benefits of the underlying patents and intellectual property.

Goodwill and Acquired In-Process Research and Development (IPR&D)

Goodwill and acquired IPR&D are not amortized but they are tested annually for impairment or more frequently if impairment indicators exist. The Company adopted accounting guidance related to annual and interim goodwill and acquired IPR&D impairment tests which allows the Company to first assess qualitative factors before performing a quantitative assessment of the fair value of a reporting unit. If determined to be necessary, the two-step impairment test shall be used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). The Company performed a qualitative assessment and concluded it was more likely than not that the fair value of the Company’s reporting unit is less than its carrying value, including goodwill. The $151,000 decrease in the carrying value of goodwill from the acquisition date, July 15, 2016, was due to foreign currency translation.

Tax Refund Receivable

Under Danish Tax Law, Denmark remits a research and development tax credit equal to 22% of qualified research and development expenditures, not to exceed established thresholds. The Company, through its acquisition of Serendex on July 15, 2016 (see note 7), acquired a receivable for a Danish tax credit earned by a subsidiary of Serendex in 2015 in the amount of $892,000. The amount was subsequently received in December 2016. As of December 31, 2016, the Company estimated an additional tax credit of $357,000 for research and development expenditures incurred during 2016 subsequent to the acquisition. As of December 31, 2016, the payment had not yet been received and a receivable of $357,000 was recorded on the balance sheet within prepaid expenses and other current assets.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision maker is the chief executive officer. We have one operating segment, specialty pharmaceuticals within the respiratory system.

Redeemable Convertible Preferred Stock and Series B and C Warrants

The Series A, Series B, and Series C redeemable convertible preferred stock is classified in temporary equity as it is redeemable at the written request from the holders of at least two-thirds of the then outstanding shares of preferred stock, at any time after October 31, 2022. Additionally, certain outstanding warrants to purchase the Series B and Series C redeemable convertible preferred stock (“Series B Warrants” and the “Series C Warrants”) are classified as liabilities because the Series B and Series C redeemable convertible preferred stock are contingently redeemable.

Revenue Recognition

To date, the Company has recognized revenue solely from federal grants under the Small Business Innovation Research Program of the Department of Health and Human Services, National Institutes of Health (“NIH”, together the “Federal Grants”) and an award from the Cystic Fibrosis Foundation Therapeutics, Inc. (the “CFFT”), a non-profit organization (the “CFF Award”) as further described in Note 6. The Company has not generated any product revenue to date. The Company’s ability to generate product revenues, which the Company does not expect will occur for many years, if ever, will depend heavily on the successful development, regulatory approval and eventual commercialization of the Company’s product candidates. The Company records revenue related to the Federal Grants as qualifying costs are incurred, and when there is reasonable assurance that the conditions of the grant have been met and the grant will be received. The Company records revenue related to the CFF Award upon completion and achievement of defined milestones, and when there is reasonable assurance that the conditions of the award have been met and collectability is reasonably assured.

Accrued Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs include, but are not limited to, salaries, benefits, travel, stock-based compensation, consulting costs, contract research service costs, laboratory supplies, contract manufacturing costs, and costs paid to other third parties that conduct research and development activities on the Company’s behalf.

The Company records the costs associated with clinical trials and manufacturing development as incurred. These costs are a significant component of the Company’s research and development expenses, as a substantial portion of the Company’s on-going research and development activities are conducted by third-party service providers, including contract research organizations (“CROs”).

The Company accrues for expenses resulting from obligations under contracts with CROs and consultants for which payment flows do not match the periods over which materials or services are provided to the Company. The Company’s objective is to reflect the appropriate expense in the financial statements by recognizing the expenses in the period in which services are performed and efforts are expended.

In the event advance payments are made to a CRO, the payments are recorded as a prepaid asset and amortized as services are performed and efforts are expended. As actual costs become known, the Company adjusts its accruals. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. There were no material changes to the estimates in the periods presented.

Stock-Based Compensation

The Company recognizes the cost of stock-based awards granted to employees based on the estimated grant-date fair values of the awards. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service period. The Company recognizes the compensation costs for awards that vest over several years on a straight-line basis over the vesting period (see Note 12). The Company recognizes the cost of stock-based awards granted to non-employees at their then-current fair values as services are performed, and such awards are remeasured through the counterparty performance date.

Manufacturing Commitments and Contingencies

The Company is subject to various manufacturing royalties and payments related to Molgradex. Upon the successful development, registration and attainment of approval by the proper health authorities, such as the FDA, in any territory except Latin America, Central America and Mexico, the Company must pay a royalty of three percent (3%) on annual net sales to the manufacturer of its Active Pharmaceutical Ingredients (“API”). Under this agreement with the API manufacturer, no signing fee or milestones are included in the royalty payments, and there is no minimum royalty. Additionally, Savara has a commitment to acquire a working cell bank and a master cell bank for approximately $2.0 million from this API manufacturer in the third quarter of 2017.

The Company is also subject to certain contingent milestone payments up to approximately 7.0 million euros based upon various development activities and regulatory approvals payable to the Company’s manufacturer of its nebulizer used to administer Molgradex. In addition to these milestones, the Company will owe a royalty to the manufacturer of its nebulizer based on net sales. The royalty rate ranges from three and a half percent (3.5%) to five percent (5%) depending on the device technology used by the Company to administer the product.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized.

Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), which provides guidance on the presentation of management’s plans, when conditions or events raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. The adoption of this standard did not have a material impact on the Company’s financial statements.

In November 2015, the FASB issued Accounting Standards Update 2015-17, “Income Taxes, Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”), which eliminates the current requirement for reporting entities to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, reporting entities will be required to classify all deferred tax assets and liabilities as noncurrent. This guidance is effective for fiscal years beginning after December 15, 2016. The Company has elected to early adopt this standard. The adoption of this standard did not have a material impact on the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases” (“ASU 2016-02”). The update aims at making leasing activities more transparent and comparable, and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and a corresponding lease liability, including leases currently accounted for as operating leases. The update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its financial statements.

In March 2016, the FASB issued Accounting Standards Update 2016-09, “Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 changes certain aspects of the accounting for share-based payment awards, including accounting and cash flow classification for excess tax benefits and deficiencies; income tax withholding obligations; forfeitures; and cash flow classification. ASU 2016-09 is effective for the Company for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 with early adoption permitted. The Company is currently evaluating the effect of this new guidance on its financial statements.

In March 2016, the FASB issued Accounting Standards Update 2016-6, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (“ASU 2016-06”) which simplifies the embedded derivative analysis for debt instruments containing contingent call or put options by removing the requirement to assess whether a contingent event is related to interest rates or credit risks. The guidance clarifies that a contingent put or call option embedded in a debt instrument would be evaluated for possible separate accounting as a derivative instrument without regard to the nature of the exercise contingency. The guidance is required to be applied on a modified retrospective basis to all existing and future debt instruments. This guidance is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years with early adoption permitted. The Company has elected to early adopt this standard. The adoption of this standard did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued Accounting Standards Update 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which intended to add or clarify guidance on the classification of certain cash receipts and payments on the statement of cash flows. The new guidance addresses cash flows related to the following: debt prepayment or extinguishment costs, settlement of zero coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies and bank-owned life insurance policies, distributions received from equity method investees, beneficial interest in securitization transactions, and the application of predominance principle to separately identifiable cash flows. ASU 2016-15 is effective for the Company for annual periods beginning after December 15, 2018 with early adoption permitted. The Company is currently evaluating the effect of this new guidance on its financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which intended to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for the Company for annual periods beginning after December 15, 2018 with early adoption permitted. The Company is currently evaluating the effect of this new guidance on its financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles- Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which intended to eliminate Step 2 of the current two-step goodwill impairment test and requires only a one-step quantitative impairment test, whereby a goodwill impairment loss will be measured as the excess of a reporting unit’s carrying amount over its fair value (not to exceed the total goodwill allocated to the reporting unit). ASU 2017-04 is effective for the Company for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company has elected to early adopt this standard. The adoption of this standard did not have a material impact on the Company’s financial statements.

3. Property and Equipment, Net

Property and equipment, net consisted of (in thousands):

	2016	2015
Research and development equipment under capital lease	$1,102	$1,102
Equipment	177	126
Furniture and fixtures	18	16

Total property and equipment	1,297	1,244
Less accumulated depreciation	(504)	(140)

Property and equipment, net	$793	$1,104

Depreciation expense for the years ended December 31, 2016 and 2015 was $346,000 and $6,000, respectively and includes the amortization of the capital lease. The amount of accumulated amortization of capitalized leases as of December 31, 2016 was $339,000.

4. Convertible Promissory Notes

2014 Convertible Promissory Notes

During 2014, the Company borrowed $10,000,000 from several investors under convertible subordinate promissory notes (the “2014 Notes”). As described further below, on December 3, 2015, the 2014 Notes were converted into Series C redeemable convertible preferred stock (“Series C Preferred Stock”) in accordance with the Automatic Conversion provision of the 2014 Notes described below. See Note 10 for discussion of the issuance of Series C Preferred Stock.

The 2014 Notes had an 8.0% simple interest rate per annum computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then accrued but unpaid interest was due and payable on the earliest of (i) December 31, 2015 (the “Maturity Date”), (ii) the closing of a change of control as defined, or (iii) the occurrence of an event of default, as defined (such earliest date is hereinafter referred to as “Maturity”). The 2014 Notes were pre-payable only with the written consent of the holders of a majority of the principal amount of the then-outstanding 2014 Notes. The following paragraphs describe the conversion features of the 2014 Notes, as they existed prior to the Automatic Conversion in 2015.

Automatic Conversion

The principal and any accrued interest automatically convert into shares of Qualified Financing Securities at the 2014 Note Conversion Price, upon the closing of a Qualified Financing (“Automatic Conversion”). In the event of an automatic conversion, the 2014 Notes are converted into that number of Qualified Financing Securities determined by dividing (i) the aggregate outstanding principal amount and accrued but unpaid interest by (ii) the 2014 Note Conversion Price. A Qualified Financing is defined as the next transaction (or series of related transactions) after the date of the 2014 Note and before Maturity in which the Company issues and sells shares of its preferred stock in exchange for aggregate gross proceeds of at least $5,000,000 (excluding amounts received upon conversion of indebtedness). Qualified Financing Securities means the equity securities issued by the Company in a Qualified Financing with such rights, preferences, privileges and restrictions, contractual or otherwise, as the securities issued by the Company in the Qualified Financing.

The 2014 Note Conversion Price is the lesser of (a) (1) the lowest per share purchase price paid for (i) the Qualified Financing Securities by the investors in the Qualified Financing or (ii) the Next Round Securities issued to the investors in the Non-Qualified Financing in which the 2014 Note is converted times (2) 0.8 (i.e., a 20% discount); and (b) the quotient obtained by dividing (1) the Valuation Cap by (2) the Company’s fully diluted capitalization immediately prior to the initial closing of the Next Financing. For this purpose, the Valuation Cap is $50,000,000. Non-Qualified Financing means any transaction (or series of related transactions) after the date of this 2014 Note and before Maturity in which the Company issues and sells shares of its capital stock in any transaction that is not deemed to be a Qualified Financing. Next Round Securities means the equity shares sold in a Non-Qualified Financing.

Voluntary Conversion

In the event that the Company consummates a Non-Qualified Financing, at the option of each holder or holders of a majority of the outstanding aggregate principal amount, all or part of the outstanding principal and any accrued interest may be converted into Next Round Securities. A Non-Qualified Financing is any transaction (or series of related transactions) after the date of this 2014 Note and before Maturity in which the Company issues and sells shares of its capital stock in any transaction that is not deemed to be a Qualified Financing at the applicable 2014 Note Conversion Price as defined above.

Change in Control Conversion

In the event of a Change of Control after the date of the 2014 Note but prior to Maturity, at the option of each holder or holders of a majority of the outstanding aggregate principal amount, all or part of the outstanding principal amount and any accrued interest, (i) may be converted into the number of shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) determined by dividing (x) the aggregate outstanding principal amount and any accrued interest by (y) the quotient obtained by dividing (1) the Valuation Cap by (2) the Company’s capital stock outstanding immediately prior to such Change of Control. Change of Control means any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include, (i) a merger or consolidation of the Company into or with another entity after which the stockholders of the Company immediately prior to such transaction do not own, immediately following the consummation of the transaction by virtue of their shares in the Company or securities received in exchange for such shares in connection with the transaction, a majority of the voting power of the surviving entity in proportions substantially identical to those that existed immediately prior to such transaction and with substantially the same rights, preferences, privileges and restrictions as the shares they held immediately prior to the transaction, (ii) the sale, transfer or other disposition (but not including a transfer or disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company (other than to a wholly owned subsidiary), or (iii) the sale or transfer by the Company or its stockholders of more than 50% of the voting power of the Company in a transaction or series of related transactions other than in a transaction or series of transactions effected by the Company primarily for financing purposes.

IPO Conversion

The entire outstanding principal amount plus any accrued interest automatically converts into shares of common stock of the Company at the IPO Conversion Price. The IPO Conversion Price is the quotient obtained by dividing (1) the Valuation Cap ($50,000,000) by (2) the Company’s fully diluted capitalization immediately prior to the consummation of the Initial Public Offering.

Maturity Date Conversion

The entire outstanding principal amount and any accrued interest automatically converts into shares of Series B Preferred Stock at the Series B Price upon the close of business of the Maturity Date. In the event of an automatic conversion pursuant to this provision, this 2014 Note converts into that number of Series B Preferred Stock determined by dividing (i) the aggregate outstanding principal amount of this 2014 Note plus any accrued interest by (ii) the Series B Price. The Series B Price is approximately $3.13 as adjusted for stock dividends, stock splits, recapitalizations and other similar events.

Accounting for 2014 Notes

Management determined that the automatic conversion upon a Qualified Financing or Non-Qualified Financing as defined above represents, in substance, a put option (redemption feature) designed to provide the investor with a fixed monetary amount, settleable in shares. Management determined that this put option should be separated and accounted for as a derivative, primarily because the put option was issued at a substantial discount and meets the net settlement criterion.

The put option, with a fair value of $2,562,000 at inception, was initially recorded as a derivative liability on the accompanying balance sheet and a corresponding discount to the 2014 Notes. The discount was accreted to interest expense on the statements of operations and comprehensive loss over the term of the 2014 Notes using the effective interest rate method. The Company recorded interest expense of $0 and $1,948,000 during 2016 and during 2015 through the date of the Automatic Conversion, respectively, related to the accretion of the discount. The derivative liability was recorded at fair value as of December 31, 2014, and immediately prior to the Automatic Conversion with changes in fair value recognized in the statements of operations and comprehensive loss.

Automatic Conversion into Series C Preferred Stock

On December 3, 2015, the date of the Automatic Conversion, the 2014 Notes and separated put option liability were surrendered in exchange for Series C Preferred Stock. The debt host contract and separated derivative liability were both subject to extinguishment accounting, and a loss in the amount of $226,000 was recorded in the Statement of Operations and Comprehensive Loss for the year ended December 31, 2015. The loss was calculated as the difference between the net book value of the 2014 Notes plus the fair value of the put option immediately prior to the Automatic Conversion, and the fair value of the Series C Preferred Stock into which the 2014 Notes were converted.

2016 Convertible Promissory Notes

During 2016, the Company borrowed approximately $4.4 million from several investors under convertible subordinate promissory notes (the “2016 Notes”). The 2016 Notes accrues interest at 8.0% per annum computed on the basis of the actual number of days elapsed and a 365-day year. All unpaid principal, together with any then accrued but unpaid interest is due and payable on the earliest of (i) June 30, 2018 (the “Maturity Date”), (ii) the closing of a change of control as defined, or (iii) the occurrence of an event of default, as defined (such earliest date is hereinafter referred to as Maturity). The 2016 Notes are prepayable only with the written consent of the holders of a majority of the principal amount of the then-outstanding 2016 Notes. Of the total convertible notes, $1.5 million is due to a related party, Sorana A/S, the majority owner of Serendex, which holds approximately 15.2% of the Company’s fully diluted common stock pursuant to the Business Transfer Agreement effective on July 15, 2016 (see note 7). The following paragraphs describe the conversion features of the 2016 Notes.

Automatic Conversion

The principal and any accrued interest automatically convert into shares of Qualified Private Placement Financing Securities at the 2016 Note Conversion Price, upon the closing of a Qualified Private Placement Financing (“Private Placement Automatic Conversion”). In the event of a Private Placement Automatic Conversion, the 2016 Notes are converted into a number of Qualified Private Placement Financing Securities determined by dividing (i) the aggregate outstanding principal amount and accrued but unpaid interest by (ii) the 2016 Note Conversion Price. A Qualified Private Placement Financing is defined as the next Private Placement transaction (or series of related transactions) after the date of the 2016 Note and before Maturity in which the Company issues and sells shares of its preferred stock in exchange for aggregate gross proceeds of at least $5,000,000 (excluding amounts received upon conversion of indebtedness). Private Placement means any equity financing transaction (or series of related transactions) pursuant to a private placement exempt from the registration requirements of the Securities Act, other than pursuant to the exemption provided by Regulation A under the Securities Act (i.e., not a Regulation A Offering or the Initial Public Offering).

The Note Conversion Price is the lesser of (A) (i) the price per share of the Next Round Securities, Qualified Financing Shares or Regulation A Offering Shares, as the case may be, times (ii) 0.8 (i.e. a 20% discount), or (B) the quotient obtained by dividing $125,0000,000 (the “Valuation Cap”) by the Company’s fully diluted capitalization immediately prior to the initial closing of the Qualified Financing, Non-Qualified Financing, Qualified Regulation A Offering or Non-Qualified Regulation A Offering in which the Notes are converted. Non-Qualified Private Placement Financing means any transaction (or series of related transactions) after the date of the 2016 Note and before Maturity in which the Company issues and sells shares of its capital stock in any Private Placement transaction that is not deemed to be a Qualified Private Placement Financing. Next Round Securities means the equity shares sold in a Non-Qualified Private Placement Financing.

The entire outstanding principal amount of the 2016 Notes and any accrued but unpaid interest will be converted automatically into shares of Regulation A Securities at the Note Conversion Price upon the closing of a Qualified Regulation A Offering. In the event of an automatic conversion under a Qualified Regulation A Offering, the 2016 Notes will be converted into that number of Regulation A Securities determined by dividing (i) the aggregate outstanding principal amount of the 2016 Note and any accrued but unpaid interest by (ii) the Note Conversion Price. A Qualified Regulation A Offering means a Regulation A Offering with gross proceeds to the Company of at least $5,000,000 in one or more closings during a twelve-month period, excluding amounts received on conversion of the 2016 Notes.

Voluntary Conversion

In the event that the Company consummates a Non-Qualified Private Placement Financing, at the option of each holder or holders of a majority of the outstanding aggregate principal amount, all or part of the outstanding principal and any accrued interest may be converted into Next Round Securities. A Non-Qualified Private Placement Financing is any transaction (or series of related transactions) after the date of the 2016 Notes and before Maturity in which the Company issues and sells shares of its capital stock in any Private Placement transaction that is not deemed to be a Qualified Private Placement Financing at the applicable 2016 Note Conversion Price as defined above.

In the event that the Company consummates a Non-Qualified Regulation A Offering (i) at the option of the Holder, but subject to the consent of the Board, all or part of the outstanding principal amount of the 2016 Notes and any accrued but unpaid interest may be converted into Regulation A Securities, and (ii) at the option of the Majority Holders, all or part of the outstanding principal amount of the 2016 Notes and any accrued but unpaid interest will be converted into shares of Regulation A Securities. In the event of such conversion, the 2016 Notes will be converted into that number of shares of Regulation A Securities determined by dividing (x) the aggregate outstanding principal amount of the 2016 Notes and any accrued but unpaid interest by (y) the Note Conversion Price. A Non-Qualified Regulation A Offering means the closing of a Regulation A Offering with gross proceeds to the Company of less than $5,000,000, excluding amounts received on conversion of the 2016 Notes.

Change in Control Conversion

In the event of a Change of Control after the date of the 2016 Notes but prior to Maturity, at the option of each holder or holders of a majority of the outstanding aggregate principal amount, all or part of the outstanding principal amount and any accrued interest, (i) may be converted into the number of shares of Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”) determined by dividing (x) the aggregate outstanding principal amount and any accrued interest by (y) the quotient obtained by dividing (1) the Valuation Cap ($125,000,000) by (2) the Company’s capital stock outstanding immediately prior to such Change of Control.

A Change of Control means any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include, (i) a merger or consolidation of the Company into or with another entity after which the stockholders of the Company immediately prior to such transaction do not own, immediately following the consummation of the transaction by virtue of their shares in the Company or securities received in exchange for such shares in connection with the transaction, a majority of the voting power of the surviving entity in proportions substantially identical to those that existed immediately prior to such transaction and with substantially the same rights, preferences, privileges and restrictions as the shares they held immediately prior to the transaction, (ii) the sale, transfer or other disposition (but not including a transfer or disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company (other than to a wholly-owned subsidiary), or (iii) the sale or transfer by the Company or its stockholders of more than 50% of the voting power of the Company in a transaction or series of related transactions other than in a transaction or series of transactions effected by the Company primarily for financing purposes.

IPO Conversion

Upon an Initial Public Offering of the Company’s common stock, the entire outstanding principal amount plus any accrued interest under the 2016 Notes automatically converts into shares of Company common stock at the IPO Conversion Price. The IPO Conversion Price means the lesser of the (x) quotient obtained by dividing (1) the Valuation Cap ($125,000,000) by (2) the Company’s fully diluted capitalization immediately prior to the consummation of the Initial Public Offering or (y) quotient obtained by dividing (1) the pre-money valuation of the Company approved by the Board of Directors in connection with the Initial Public Offering, by (2) the Company’s fully diluted capitalization immediately prior to the consummation of the Initial Public Offering.

Maturity Date Conversion

The entire outstanding principal amount and any accrued interest under the 2016 Notes automatically converts into shares of Series C Preferred Stock at the Series C Price upon the close of business of the Maturity Date. In the event of such automatic conversion, the 2016 Notes convert into that number of Series C Preferred Stock determined by dividing (i) the aggregate outstanding principal amount of the 2016 Notes plus any accrued interest by (ii) the Series C Price. The Series C Price is $5.26 as adjusted for stock dividends, stock splits, recapitalizations and other similar events.

Accounting for 2016 Notes

Management determined that the automatic conversion upon a Qualified Private Placement Financing, a Qualified Regulation A Offering, a Non-Qualified Private Placement Financing, or a Non-Qualified Regulation A Offering as defined above represents, in substance, a put option (redemption feature) designed to provide the investor with a fixed monetary amount, settleable in shares. Management determined that this put option should be separated and accounted for as a derivative primarily because the put option was issued at a substantial discount and meets the net settlement criterion.

The put option, with a fair value of $977,000 at inception, was initially recorded as a derivative liability on the accompanying balance sheet and a corresponding discount to the 2016 Notes. The Company is accreting the discount to interest expense on the statement of operations and comprehensive loss over the term of the 2016 Notes using the effective interest rate method. The Company recorded interest expense of $269,000 during the year ended December 31, 2016 related to the accretion of the discount attributed to the put option liability and Series C Warrants (see note 9). The derivative liability was recorded at fair value at issuance of the 2016 Notes with changes in fair value recognized in the statement of operations and comprehensive loss. The change in fair value from the date of issuance through December 31, 2016 was immaterial.

5. Litigation

The Company is not currently a party to any litigation, nor is the Company aware of any pending or threatened litigation that management believes would materially affect the Company’s business, operating results, financial condition or cash flows. The Company’s industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights, as well as for product liability. As a result, in the future, the Company may be involved in various legal proceedings from time to time.

6. Federal Grants and CFF Award

On March 27, 2013, the Company was issued an additional Federal Grant from the NIH, grant number 2R44HL112393-02, “Development of Inhaled Vancomycin for Treatment of MRSA Infections in CF” in the amount of $3,986,000 with a project period from March 1, 2013 through February 29, 2016. The Company has incurred expenses and recognized associated revenue of $0 and $54,000 related to the Federal Grants for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, there were no amounts related to the Federal Grants included in grants and award receivable in the accompanying balance sheets. All amounts recognized as revenue under the Federal Grants through December 31, 2016 have been collected.

In September 2013, the Company received a $1.7 million CFF Award from the CFFT. The CFF Award includes disbursements to the Company based on the achievement of certain milestones. For the years ended December 31, 2016 and 2015, the Company recognized $400,000 and $0 in revenue related to the CFF award, respectively. The Company is subject to certain royalty payments due to the CFFT under the CFF Award based on commercialization of the Company’s product and either the achievement of certain sales volumes or a Change in Control Transaction, as defined below. As of December 31, 2016 and 2015, $400,000 and $0, related to the CFF Award were included in grants and award receivable in the accompanying balance sheets. The $400,000 award receivable recorded at December 31, 2016 was subsequently collected in January 2017.

Commercial Approval Royalty

A royalty is payable to the CFFT equal to three (3) times the amount of the CFF Award upon approval of the Company’s product for commercial use. The royalty is payable in equal installments of 33% due 60 days after first commercial sale; 33% due 90 days of the first anniversary of the first commercial sale; and 34% due within 90 days of 2nd anniversary of first commercial sale. This royalty will be reduced upon Change in Control Transaction payments as described below. As the Company’s product has not yet been approved for commercial use, the Company has not recorded a liability for the commercial approval royalty.

Additional Royalties

In addition, if net sales exceed $50.0 million for any calendar year occurring during the first five years after the first commercial sale, the Company must remit payment to the CFFT equal to one (1) times the CFF Award. Furthermore, if net sales exceed $100.0 million for any calendar year occurring during the first five years after first commercial sale, the Company must remit an additional payment to the CFFT equal to one (1) times the CFF Award. Given the Company has not recognized any sales from the Company’s product, the Company has not recorded a liability for any amounts due as additional royalties.

Change in Control Royalty

Upon a Change in Control Transaction, as defined below, occurring prior to the second anniversary date of the effective date of the CFF Award, September 30, 2015, the Company must remit a royalty payment to the CFFT equal to 5% of the proceeds from the Change in Control Transaction but not to exceed an amount equal to two times the CFF Award proceeds received. Upon a Change in Control Transaction occurring after the second anniversary date of the effective date of the CFF Award, the Company must remit a royalty payment to the CFFT equal to 5% of the proceeds from the Change in Control Transaction but not to exceed an amount equal to three times the CFF Award.

A Change in Control Transaction is defined as the consummation (single or series of transactions) constituting (i) merger, share exchange, or other reorganization; (ii) sale by one of more stockholders of a majority voting power in the Company; or (iii) sale of substantially all of the assets of the Company. The Company has determined that a change of control is not probable and as such, has not recorded a liability for the change in control royalty.

The CFF Award may not be assigned by any party (other than to an affiliate or to a successor to substantially all of such party’s assets or business to which the CFF Award relates) without the consent of the other party.

If the Company initiates an “Interruption,” as defined under the CFF Award, for more than one year at any time before the first commercial sale of the product under the AeroVanc Program, the Company ceases to conduct, or has ceased to use commercially reasonable efforts to advance the research and development or commercialization of the AeroVanc Program, the Company shall transfer an exclusive, worldwide license to the CFFT of the Company’s research and development of the product under the AeroVanc Program limited to the right to manufacture, have manufactured, license, sell, use, support, offer to sell, any related invention from the Company’s AeroVanc Program.

7. Acquisition of Serendex Pharmaceuticals

On May 13, 2016, the Company entered into a Business Transfer Agreement with Serendex under which Serendex agreed to sell, transfer and assign to Savara all of its assets and subsidiaries, certain of its contracts, and certain of its employees and liabilities. Serendex was a limited liability company incorporated in Denmark and was listed on the Oslo Stock Exchange until May 4, 2016. On July 15, 2016, the Company completed the acquisition of Serendex through its wholly-owned subsidiary, Savara ApS, a limited liability company established under the laws in Denmark.

The Serendex Acquisition was an important step in fulfilling Savara’s vision to become a specialty pharmaceutical company focused on rare respiratory diseases. Serendex was a biopharmaceutical development company that was advancing a pipeline and portfolio of novel inhalation therapies for the treatment of severe pulmonary conditions. Through this acquisition, Savara gained access to the late-stage Molgradex for the treatment of PAP, with a Phase 2/3 clinical study ongoing in the EU and Japan. In addition to Molgradex, Savara gained access to an experienced development team familiar with all aspects of the Molgradex program.

For the purchase consideration, Savara agreed to provide the seller with 3,353,925 shares of Savara’s common stock. In addition to the purchase consideration shares, Savara Inc. agreed to pay the seller (i) $5,000,000 upon receipt of marketing approval of the medicinal product Molgradex, an inhalation formulation of recombinant human GM-CSF for the treatment of pulmonary alveolar proteinosis (the Product) by the European Medicines Agency, (ii) $15,000,000 upon receipt of marketing approval of the Product by the United States Food and Drug Administration, and (iii) $1,500,000 upon receipt of marketing approval of the Product by the Japanese Pharmaceuticals and Medical Devices Agency (the Contingent Milestone Payments). The Company estimated the likelihood of approval in each region, separately, based on the product candidate’s current phase of development and utilizing published studies of clinical development success rates for comparable non-oncology orphan drugs. The present value of the potential cash outflows from the probability weighted Contingent Milestone Payments was then estimated by taking into consideration that the Contingent Milestone Payments are similar to a business expense of the Company and would be senior to any Company debt obligations. The resulting weighted average present value factor was applied to discount the probability adjusted Contingent Milestone Payments for each region to derive the fair value of the Contingent Milestone Payments.

The Company accounted for the acquisition as a business combination by applying the acquisition method, which requires the assets acquired and liabilities assumed be recorded at fair value with limited exceptions. The Company used the Multi-Period Excess Earnings Model (MPEEM), a form of the income approach to value the in-process research and development intangible asset. The excess of the purchase price over the assets acquired and liabilities assumed represents goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition and is not expected to be deductible for tax purposes. The following table summarizes the consideration that the Company paid for Serendex and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

Purchase Consideration	(In thousands)
Fair value of Savara common stock issued for the acquisition	$2,851
Estimated fair value of Contingent Milestone Payments	9,524

Fair value of total consideration	$12,375

Assets acquired and liabilities assumed
Inventory	$18
Income tax receivable	872
Property and equipment, net	28
Current liabilities	(320)
Deferred tax liability	(2,419)
In-process research and development intangible asset	10,994

Total assets acquired and liabilities assumed	9,173
Goodwill	3,202

$12,375

Pro Forma Financial Information

The following pro forma financial information reflects the consolidated results of operations of the Company for the year ended December 31, 2016 as if the acquisition of Serendex had taken place on January 1, 2015 (in thousands). The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date. Included in the Savara consolidated statement of operations for the year ended December 31, 2016 is $0 of revenue and $2,778,000 of net loss before income tax generated by the Serendex business since July 15, 2016, the acquisition date.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Net revenues	$400	$54
Net loss	$17,748	$18,072

8. Commitments and Contingencies

As of December 31, 2016, the Company leased its office facilities under a non-cancellable operating lease. The lease term was extended for a period of 48 months, commencing on December 1, 2015, and expiring on November 30, 2019. The Company recognizes rent expense on a straight-line basis over the operating lease term. The lease is cancellable three years after execution of the lease if the Company notifies the property owner of its intention to cancel the lease by the end of second year of the lease. The future minimum annual lease payments under the operating lease are as follows (in thousands):

Year ending December 31,
2017	$172
2018	174
2019	161

Total minimum lease payments	$507

Rent expense for the years ended December 31, 2016 and 2015 was $132,000 and $106,000, respectively.

As of December 31, 2016, the Company leases certain research and development equipment as part of a contract manufacturing arrangement. The leased equipment is accounted for as a capital lease, and the present value of the future minimum lease payments are recorded as a liability on the balance sheet as of December 31, 2016. The future minimum annual lease payments under the capital lease are as follows (in thousands):

Year ending December 31,
2017	$486
2018	312
2019	313

Total minimum lease payments	1,111

Less: imputed interest	(90)

Total capital lease obligation	$1,021

The Company is also subject to certain contingent royalty payments to the CFFT as described in Note 6.

9. Fair Value Measurements

The Company measures and reports certain financial instruments at fair value on a recurring basis. The Company evaluates its financial instruments subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them each reporting period. The Company determined that the warrant liability for the Series B and C Warrants, the put option on the 2014 Notes, the put option on the 2016 Notes, described further in Note 4, and the contingent consideration, described further in Note 7, were Level 3 financial instruments. The 2014 Notes and the related put option were converted into Series C Preferred Stock on December 3, 2015. The fair value of these instruments as of December 31, 2016 and December 31, 2015 was as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2016:
Put option	$—	$—	$979
Warrant liability	$—	$—	$303
Contingent consideration	$—	$—	$9,708
As of December 31, 2015:
Put option	$—	$—	$—
Warrant liability	$—	$—	$274

The estimated fair value of the put option on the 2014 Notes and the put option on the 2016 Notes was determined using a multi-scenario probability weighted average method analysis in which the future probability of the equity financing event was weighted for its respective probability. The Company used the following assumptions to value the put option on the 2016 Notes as of December 31, 2016. As discussed above, the 2014 Notes and the related put option were converted into Series C Preferred Stock on December 3, 2015. Therefore, there was no put option on the 2014 Notes outstanding at December 31, 2015.

Assumption	December 31, 2016
Discount rate	0.43%
Probability of event	85%

Changes in the unobservable inputs noted above would impact the fair value of the put option and have a corresponding impact on the Company’s net loss. The probability of the automatic conversion feature was determined by management based on its consideration of the expected timeline for the next round of financing and historical experience. Increases (decreases) in discount rate would decrease (increase) the value of the put option, and an increase (decrease) in the probability of the equity financing event occurring would increase (decrease) the value of the put option.

The estimated fair value of the warrant liability (Series B and Series C warrants) was determined using a Norren Wolfson option pricing model. The assumptions used in valuing these warrants are presented in the table below.

Assumption	December 31, 2016	December 31, 2015
Expected term	0.42 – 4.50	1.42
Expected dividend yield	— %	— %
Expected volatility	44.65% - 60.66%	45.33%
Risk-free interest rate	0.58% - 1.82%	0.84%

Changes in the unobservable inputs noted above would impact the fair value of the liabilities and have a corresponding impact on the Company’s net loss. Increases (decreases) in the expected term and expected volatility would increase (decrease) net loss and the value of the warrant liability and an increase (decrease) in the risk-free interest rate would decrease (increase) net loss and the value of the warrant liability.

The Company did not transfer any assets measured at fair value on a recurring basis to or from Level 1 and Level 2 during the years ended December 31, 2016 and 2015.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instrument (in thousands) for the year ended December 31, 2016 and 2015:

	Warrant Liability	Put Option on 2014 Note	Put Option on 2016 Note	Contingent Consideration
As of December 31, 2014:	$153	$2,564	$—	$—
Change in fair value	121	144	—	—
Extinguishment of put option	—	(2,708)	—	—

As of December 31, 2015:	274	—	—	—
Put option at issuance of 2016 Notes	—	—	977	—
Contingent consideration (see Note 7)	—	—	—	9,524
Issuance of Series C Warrants	259	—	—	—
Change in fair value	(230)		2	184

Balance at December 31, 2016	$303	$—	$979	$9,708

10. Redeemable Convertible Preferred Stock

The following table summarizes the Company’s redeemable convertible preferred stock as of December 31, 2016 (in thousands, except share and per share amounts).

Redeemable Convertible Preferred Stock	Par Value	Authorized Shares	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A	$.001	1,799,906	1,799,906	$3,232	$3,254
Series B	$.001	6,000,000	5,675,387	$17,301	$17,762
Series C	$.001	8,000,000	4,452,582	$23,328	$23,423

On December 3, 2015, the Company issued 1,432,482 shares of Series C Preferred Stock for net proceeds of $7,404,000, as well as an additional 2,615,308 shares of Series C Preferred Stock with a fair value of $13,758,000 related to the conversion of the 2014 Notes under the Automatic Conversion feature (See Note 4). The Company also collected an additional $1,368,000 in cash prior to December 31, 2015 for subscriptions to the Series C Preferred Stock that were issued as part of the final closing in February 2016. Management concluded that it was appropriate to present the receipt of these proceeds in equity as the investors signed individual subscription agreements and all terms and conditions of the final closing were executed and approved by the shareholders before the balance sheet date. The shares of Series C Preferred Stock related to subscriptions that were issued as part of the final closing are not presented on the December 31, 2015 balance sheet or statement of changes in redeemable preferred stock and stockholders’ deficit.

The following is a summary of the Company’s Series A redeemable convertible preferred stock (“Series A Preferred Stock”), Series B Preferred Stock, and Series C Preferred Stock at December 31, 2016 and 2015 (the “Preferred Stock”):

Voting

The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on certain matters, exclusive of certain protective provisions under the Fourth Amended and Restated Certificate of Incorporation (the “Protective Provisions”), submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

The holders of the Preferred Stock will vote, as a single class on an as converted to common stock basis, separately from the holders of common stock, on certain Protective Provisions, including but not limited to: any liquidation event, merger, consolidation or form of reorganization; any modification of the rights and privileges of the Preferred Stock so as to adversely affect the Preferred Stock; the declaration or payment of any dividend; the redemption, repurchase or other acquisition by the Company of shares of common stock; any amendment of the Certificate of Incorporation or By-Laws of the Company; any increase in the number of authorized shares of Preferred Stock or common stock; the incurrence of certain indebtedness; and any change in the number of members of the of Board of Directors.

Dividends

The holders of Preferred Stock are entitled to receive dividends, when and if declared by the Board of Directors and out of funds legally available, at an annual rate of $0.14462 per share for the Series A Preferred Stock, $0.2504 per share for the Series B Preferred Stock, and $0.42084 per share for the Series C Preferred Stock. Dividends on the Preferred Stock are non-cumulative. As of December 31, 2016, no dividends had been declared or paid by the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock shall receive on a per share basis $1.80783, $3.12959, and $5.2605 (as adjusted), respectively, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the common stock. Once paid, the remaining assets available will be distributed ratably between Preferred and common stockholders until the holders of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock receive an amount equal to two times their liquidation preference, then ratably among the common stockholders. As of December 31, 2016, the liquidation preference was $3,253,924, $17,761,634 and $23,422,808 for the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively.

Conversion

Each share of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock is convertible at the option of the holders at any time after the date of issuance into a number of shares of common stock as determined by dividing $1.80783, $3.12959, and $5.2605, respectively, by the conversion price in effect at the time of conversion. The conversion price of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock is $1.80783 and $3.12959, and $5.2605, respectively, and is subject to adjustment, as defined. Conversion is automatic upon the earlier of 1) the Company’s sale of common stock in a firm commitment underwritten public offering, or 2) the date specified by written consent or agreement of the holders of at least a majority of the outstanding shares of Preferred Stock.

Redemption

The Preferred Stock is redeemable at the written request from the holders of at least two-thirds of the then outstanding shares of Preferred Stock, at any time after the October 31, 2022, in three equal annual installments. The redemption price will be an amount per share equal to $1.80783, $3.12959, and $5.2605 for Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively, plus all declared and unpaid dividends thereon.

11. Common Stock

The Company is authorized to issue 27,000,000 shares of common stock with a par value of $0.001 per share. The following is a summary of the Company’s common stock at December 31, 2016 and 2015.

	December 31,
	2016	2015
Common stock authorized	27,000,000	20,000,000
Common stock outstanding	5,396,883	2,041,552

During the years ended December 31, 2016 and, 2015, the Company issued 0 and 50,000 shares of restricted common stock, respectively. See Note 12 for disclosures related to the valuation of the Company’s common stock.

Liquidation Rights

In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for all series of outstanding redeemable convertible preferred stock.

Dividend and Voting Rights

The holders of common stock are entitled to receive dividends if and when declared by the Company, but not until all dividends on redeemable convertible preferred stock have been either (i) paid or (ii) declared and the Company has set aside funds to pay those dividends declared. Holders of common stock have the right to one vote per share.

Common Stock Reserved for Issuance

The Company’s shares of common stock reserved for issuance as of December 31, 2016 were as follows:

2016
Series A Preferred Stock	1,799,906
Series B Preferred Stock	5,675,387
Series C Preferred Stock	4,452,582
Series B Warrants	289,966
Series C Warrants	125,885
Stock options outstanding	3,096,665

Total shares reserved	15,440,391

12. Stock-Based Compensation

The Company adopted the Savara Inc. Stock Option Plan (the “Plan”), pursuant to which the Company has reserved 5,300,076 shares for issuance to employees, directors, and consultants. The Plan includes 1) the option grant program providing for both incentive and non-qualified stock options, as defined by the Internal Revenue Code, and 2) the stock issuance program providing for the issuance of awards that are valued based upon common stock, including restricted stock, dividend equivalents, stock appreciation rights, phantom stock, and performance units. The Plan also allows eligible persons to purchase shares of common stock at an amount determined by the Plan Administrator. Upon a participant’s termination, the Company retains the right to repurchase unvested shares issued in conjunction with the stock issuance program at the fair market value per share as of the date of termination.

To date the Company has issued incentive and non-qualified options and restricted stock to employees and non-employees under the Plan. The terms of the stock options, including the exercise price per share and vesting provisions, are determined by the Board of Directors. Stock options are granted at exercise prices not less than the estimated fair market value of the Company’s common stock at the date of grant based upon numerous objective and subjective factors including: third-party valuations, preferred stock transactions with third parties, current operating and financial performance, management estimates and future expectations. Stock option grants typically vest quarterly over three to four years and expire ten years from the grant date, and restricted stock grants vest on a quarterly basis over four years and expire ten years from the grant date. Inception to date, the Company has issued 992,563 shares of restricted stock.

Stock-based compensation expense is included in the following line items in the accompanying statements of operations and comprehensive loss for the years ended December 31 (in thousands):

	2016	2015
Research and development	$93	$69
Selling, general and administrative	116	84

Total stock-based compensation	$209	$153

Stock Options

The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. The Company uses the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumes no dividend yield because dividends are not expected to be paid in the near future, which is consistent with the Company’s history of not paying dividends.

The following table summarizes the assumptions used for estimating the fair value of stock options granted to employees for the years ended December 31:

	2016	2015
Risk-free interest rate	1.49% - 2.31%	1.83% - 1.91%
Expected term (years)	6.00 - 6.25	5.96 - 6.08
Expected volatility	50%-63%	45%-50%
Dividend yield	— %	— %

The following table summarizes the assumptions used for estimating the fair value of stock options granted to non-employees for the year ended December 31:

	2016	2015
Risk-free interest rate	2.31% - 2.38%	1.90% - 2.27%
Expected term (years)	9.57 - 9.76	9.57 - 9.76
Expected volatility	63%	50%
Dividend yield	— %	— %

The following table summarizes the stock option activity for employees and non-employees for the year ended December 31, 2016:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)
Outstanding balance at December 31, 2015	1,842,455	$0.60	8.45	$—
Granted	1,576,929	0.98	6.06	—
Exercised	(1,406)	0.48	—	—
Cancelled	(321,313)	0.85	—	—

Outstanding balance at December 31, 2016	3.096,665	$0.78	8.54	$746,647

Exercisable at December 31, 2016	1,013,650	$0.47	6.49	$564,326

Vested and expected to vest at December 31, 2016	3,096,665	$0.78	8.54	$774,647

The following table provides a summary of options issued to employees and non-employees that are outstanding and vested as of December 31, 2016:

Exercise Prices	Number Outstanding	Weighted- Average Life (in Years)	Number Exercisable	Weighted- Average Life (in Years)
$0.11	47,230	2.08	47,230	2.08
$0.18	12	2.95	12	2.95
$0.30	86,437	4.09	86,437	4.09
$0.32	60,000	4.95	60,000	4.95
$0.38	523,276	6.51	440,389	6.24
$0.48	178,000	7.00	163,750	6.99
$0.85	860,000	8.97	215,832	8.97
$0.88	217,710	9.82	—	—
$1.03	1,124,000	9.96	—	—

	3,096,665	8.54	1,013,650	6.49

The weighted average grant date fair values for the Company’s stock options granted during the years ended December 31, 2016 and 2015 were $.98 per share and $0.85 per share, respectively. The total compensation cost related to non-vested stock options not yet recognized as of December 31, 2016 was $1,087,274, which will be recognized over a weighted average period of approximately 8.54 years. 1,406 and 0 stock options were exercised during the years ended December 31, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Company granted options to purchase a total of 10,000 shares of common stock to non-employees under the Plan.

The Company recorded stock-based compensation expense for options issued to non-employees of $3,400 and $4,000 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, 104,159 non-employee options were vested and outstanding.

Restricted Stock

The Company values stock-based compensation related to grants of its restricted stock based on the fair value of the Company’s common stock as of the grant date and recognizes the expense over the requisite service period, usually four years, adjusted for estimated forfeitures. To determine the value of its common stock, the Company utilized the Option Pricing Method. The valuation methodology includes estimates and assumptions that require the Company’s judgment. Inputs used to determine the estimated fair value of the Company’s common stock include the equity value of the Company, expected timing to a liquidity event of 2.0-2.5 years, a risk-free interest rate of 0.58%-0.59% and the expected volatility of 45%-66%. Generally, increases or decreases in these unobservable inputs would result in a directionally similar impact to the fair value measurement of the Company’s common stock. During the year ended December 31, 2016, the Company did not issue any shares of restricted stock to employees for compensation. The Company recorded stock-based compensation expense related to the restricted stock of $53,000 and $60,000 for the years ended December 31, 2016 and 2015, respectively.

The following table summarizes the restricted share activity for the years ended December 31, 2016 and 2015:

	Restricted Shares	Weighted- Average Grant Date Fair Value
Nonvested at December 31, 2014	451,128	$0.41
Granted	50,000	0.47
Vested	(192,572)	0.41

Nonvested at December 31, 2015	308,556	0.44
Granted	—	—
Vested	(123,556)	0.43

Nonvested at December 31, 2016	185,000	$0.40

The total fair value of restricted stock that vested during the year ended December 31, 2016 was $27,000. The total compensation cost related to non-vested restricted stock not yet recognized as of December 31, 2016 was $66,849, which will be recognized over a weighted average period of approximately 1.55 years.

13. Income Taxes

The components of loss before income taxes for the years ended December 31, 2016 and 2015 are as follows (in thousands):

	2016	2015
Domestic	$(8,502)	$(8,999)
Foreign	(2,778)	—

Total	$(11,280)	$(8,999)

The Company recorded no federal provision for income taxes for the years ended December 31, 2016 and 2015 due to reported net losses in each year. The Company recorded no state provision for income taxes for the years ended December 31, 2016 and 2015, due to revenues below the minimum tax threshold. The Company recorded a foreign current income tax benefit of approximately $357,000 related to the refundable research credit.

A reconciliation of the expected income tax expense (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2016 and 2015 (in thousands):

	2016	2015
Income Tax Expense (Benefit) Computed at Federal Statutory Tax Rate	$(3,835)	$(3,059)
Change in Valuation Allowance	4,009	3,488
Orphan Drug & Research Credits Generated	(2,435)	(1,983)
Orphan Drug & Research Credit Expense Disallowance	1,126	674
State Research Credits Generated, Net of Federal Benefit	—	(175)
Impact of Foreign Operations	333	—
Interest on Convertible Debt	—	867
Other Permanent Differences	445	188

Total	$(357)	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance due to uncertainties regarding the realization of deferred tax assets based upon the Company’s lack of earnings history. During the years ended December 31, 2016 and December 31, 2015, the valuation allowance increased by $4.0 million and $3.5 million, respectively. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2016	2015
Deferred Tax Liabilities:
Stock-based Compensation	$2	$27
Depreciation	257	—
Intangible Assets	2,305	—

Total Deferred Tax Liabilities	2,564	27
Deferred Tax Assets:
Net Operating Loss Carryforwards	7,483	5,672
Amortization	11	6
Credit Carryforwards	7,241	5,190
Charitable Contributions	—	81
Accrued Liabilities & Other	455	—

Total Deferred Tax Assets	15,190	10,949

Subtotal	12,626	10,922
Valuation Allowance	(14,931)	(10,922)

Net Deferred Taxes	$(2,305)	$—

Given the significant risk associated with the completion and commercialization of the Company’s products that will be derived from the indefinite lived in-process research and development asset, management is not considering the corresponding deferred tax liability as a source of income for purposes of its valuation allowance due to the uncertainty of if and when this temporary difference would ever reverse. As of December 31, 2016 and 2015, the Company had net operating loss (“NOL”) carryforwards for federal income tax purposes of approximately $21.7 million and $16.7 million, respectively. The Company also had available research and orphan drug tax credit carryforwards for federal income tax purposes of approximately $7.2 million and $5.0 million, respectively. If not utilized, these carryforwards expire at various dates beginning in 2028. As of December 31, 2016 and 2015, the Company had state research and development tax credit carryforwards of approximately $69,000 and $300,000, respectively, which will begin to expire in 2034 if not utilized. As of December 31, 2016 and 2015, the Company had foreign NOL carryforwards of approximately $0.4 million and $0, respectively, which have an indefinite carryforward period.

Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986 (“Section 382”), as well as similar state provisions. Ownership changes may limit the amount of NOL carryforwards and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions that increase the ownership of 5% shareholders in the stock of a corporation by more than 50 percentage points in the aggregate over a three-year period. The Company has not performed a study to determine whether any ownership change has occurred since the Company’s formation through December 31, 2016. However, the Company believes that it has experienced at least one ownership change in the past and that it may experience additional ownership changes as a result of subsequent shifts in its stock ownership. Should there be an ownership change that has occurred or will occur, the Company’s ability to utilize existing carryforwards could be substantially restricted and may result in the expiration of such carryforwards prior to utilization.

The Company applies the accounting guidance in ASC 740 related to accounting for uncertainty in income taxes. The Company’s reserves related to taxes are based on a determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. As of December 31, 2016 and 2015, the Company had no unrecognized tax benefits. During the years ended December 31, 2016 and 2015, the Company had no interest and penalties related to income taxes.

The Company files income tax returns in the U.S. federal, Texas, and foreign jurisdictions. As of December 31, 2016, the statute of limitations for assessment by the Internal Revenue Service (“IRS”) is open for the 2013 and subsequent tax years, although carryforward attributes that were generated for tax years prior to then may still be adjusted upon examination by the IRS if they either have been, or will be, used in a future period. The 2012 and subsequent tax years remain open and subject to examination by the State of Texas. The 2016 tax years remain open and subject to examination by the foreign taxing authorities. There are currently no federal, state, or foreign income tax audits in progress.

14. Net Loss per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net loss per share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive.

As of December 31, 2016, and 2015, potentially dilutive securities include:

	December 31, 2016	December 31, 2015
Awards under equity incentive plan	3,096,665	1,842,455
Unvested restricted shares	185,000	308,556
Series A Contingent Redeemable Preferred Stock	1,799,906	1,799,906
Series B Contingent Redeemable Preferred Stock	5,675,387	5,675,387
Series C Contingent Redeemable Preferred Stock	4,452,582	4,038,790
2016 Series C Convertible Note	869,409	—
Warrants to purchase Series B Contingent Redeemable Preferred Stock	289,966	289,966
Warrants to purchase Series C Contingent Redeemable Preferred Stock	125,885	—

Total	16,494,800	13,955,060

The following table reconciles basic earnings per share of common stock to diluted earnings per share of common stock for the years ended December 31, 2016 and 2015.

	December 31, 2016	December 31, 2015
Net loss	$(10,923)	$(8,999)
Accretion of redeemable convertible preferred stock	(94)	(183)

Net loss attributable to common stockholders	(11,017)	(9,182)
Undistributed earnings and loss available to common stockholders	(11,017)	(9,182)
Weighted average common shares outstanding, basic and diluted	3,348,647	1,653,259
Basic and diluted EPS	$(3.29)	$(5.55)

15. Subsequent Events

Merger Agreement with Mast Therapeutics

On January 6, 2017, Savara entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, with Mast Therapeutics, or Mast, a publicly traded company on the NYSE MKT (MSTX), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Mast will merge with and into Savara, with Savara becoming a wholly-owned subsidiary of Mast and the surviving corporation of the Merger. Mast is a biopharmaceutical company focused on developing clinical-stage therapies for serious or life-threatening diseases. At the closing of the Merger, each outstanding share of Savara’s common stock will be converted into the right to receive shares of common stock (to be determined at a later date) of Mast as well as the payment of cash in lieu of fractional shares. Immediately following the effective time of the Merger, Mast equity holders are expected to own approximately 23% of the combined company, with Savara’s preexisting equity holders expected to own approximately 77%. At the time the financial statements were available to be issued, the valuation of the Company’s common stock as well as the initial accounting for the business combination was incomplete. As a result, additional disclosures related to the Merger with Mast are unavailable.

Modification of the 2016 Notes

The 2016 Notes and the Warrants were amended to include a conversion clause in the case of a reverse merger with Mast, further discussed above. The amendment provides the warrant holder the right to voluntarily exercise the Warrants; however, the 2016 Notes are automatically converted in the case of a reverse merger with Mast. Notes that were issued on or prior to August 15, 2016 were assigned a conversion price of $4.22 and notes that were issued after August 15, 2016, were assigned a conversion price of 80% of the amount equal to the average trading price of Mast’s common stock for the twenty day period ending two days prior to the closing of the acquisition of Mast by the Company, as adjusted by the exchange ratio described in the Merger Agreement.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of Savara Inc.

We have audited the accompanying consolidated financial statements of Serendex Pharmaceuticals A/S and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated income statement, statement of comprehensive income, cash flows and changes in equity for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Serendex Pharmaceutical A/S and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Grant Thornton

GRANT THORNTON

Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

February 7, 2017

Consolidated Income Statement

for the period 1 January — 31 December

DKK thousand	Notes	2015	2014
Net revenue	3	153	786
Cost of goods sold		(125)	(326)

Gross profit		27	461

Staff expenses	4, 5	(18,233)	(13,590)
External expenses	5	(8,542)	(11,537)
Other expenses	5	(7,282)	(900)

Operating profit/loss (-)		(34,030)	(25,566)

Net financials	7	(3,182)	(3,787)

Profit/loss (-) before tax		(37,212)	(29,353)

Tax expenses	8	3,359	7,202

Net profit/loss (-)		(33,853)	(22,151)

STATEMENT OF COMPREHENSIVE INCOME

DKK thousand	Notes	2015	2014
Net profit/loss (-)		(33,853)	(22,151)
Other comprehensive income		0	0

Total comprehensive income		(33,853)	(22,151)

Total earnings per share (DKK)	9	(2.25)	(1.47)
Diluted total earnings per share (DKK)	9	(2.21)	(1.47)

Consolidated Balance Sheet

AT 31 DECEMBER

ASSETS

DKK thousand	Notes	2015	2014
NON-CURRENT ASSETS

Intangible assets
Development projects	11	58,763	29,417
Tangible assets
Plant and equipment	12	219	278
Financial assets
Long-term deferred tax	14	0	2,516
Non-current receivables
Deposits	13	199	194

Total non-current assets		59,182	32,406

CURRENT ASSETS

Inventories	15	1,244	1,249
Receivables
Trade receivables		0	619
Tax receivables	14	5,875	6,250
Prepayments		0	750
Other receivables		1,117	566

Total receivables		6,992	8,185

Cash and cash equivalents		5,974	20,460
Total current assets		14,210	29,893

Total assets		73,391	62,299

EQUITY AND LIABILITIES
EQUITY
Share capital		12,134	1,506
Retained earnings		49,059	32,179

Total equity		61,193	33,685

LIABILITIES
Non-current liabilities
Long-term loans from shareholders and management	16	1,168	23,464

Total non-current liabilities		1,168	23,464

Current liabilities
Trade payables		5,921	386
Other current liabilities		5,108	4,763

Total current liabilities		11,029	5,149

Total liabilities		12,197	28,614

Total equity and liabilities		73,391	62,299

Consolidated Changes in equity

DKK thousand	Notes	Share capital	Retained earnings	Total
Equity at 1 January 2014		1,144	4,974	6,118
Profit/loss (-)		0	(22,151)	(22,151)
Other comprehensive income		0	0	0

Total comprehensive income		1,144	(17,177)	(16,033)

Share capital increase		362	0	362
Share premium by IPO in 2014		0	56,647	56,647
Capital transactions costs		0	(7,291)	(7,291)

Equity at 31 December 2014		1,506	32,179	33,685

Equity at 1 January 2015		1,506	32,179	33,685
Profit/loss (-)		0	(33,853)	(33,853)
Other comprehensive income		0	0	0

Total comprehensive income		0	(33,853)	(33,853)

Share-based incentive	4	0	651	651
Share capital increase		10,628	0	10,628
Share premium by converted shareholder loan		0	51,394	51,394
Capital transactions costs		0	(1,311)	(1,311)

Equity at 31 December 2015		12,134	49,059	61,193

The share capital comprises of 15,055,150 shares (2014: 15,055,150 shares), each with a nominal value of DKK 0.10. shareholder loan conversion recognized end of 2015 comprises of 106,279,592 shares, also each with a nominal value of DKK 0.10. No shares hold particular rights. Conversion registered in “Erhvervsstyrelsen” on the 13.01.2016.

Consolidated Cash Flow Statement

for the period 1 January 2015 — 31 December

DKK thousand	Notes	2015	2014
Profit/loss (-)before tax		(37,212)	(29,353)
Adjustments	21	9,322	4,138
Change in working capital	22	6,703	450

Cash flow from operating activities before net financials		(21,187)	(24,765)
Currency gain/loss	7	796	(1,315)
Net interest costs	7	(3,978)	(2,472)
Interest accrued on shareholder loan		3,725	0

Cash flow from ordinary activities		(20,644)	(28,552)
Tax reimbursement	14	6,250	1,250

Cash flow from operating activities		(14,394)	(27,302)

Addition of intangible assets	11	(34,776)	(16,916)
Addition of tangible assets	12	0	(313)
Paid deposits	13	(5)	(194)

Cash flow from investment activities		(34,781)	(17,422)

Loans received from shareholders		36,000	13,439
Share capital increase		0	362
Share premium by IPO		0	56,647
Capital transaction costs		(1,311)	(7,517)

Cash flow from financial activities		34,689	62,931

Cash flow in total		(14,487)	18,206
Cash and cash equivalents at the beginning of the year		20,460	2,253

Cash and cash equivalents end of period		5,974	20,460

Notes

DKK thousand

1. CAPITAL RESOURCES

Serendex intends to license its products to pharmaceutical companies and thereby derive income from a combination of fixed payments and ongoing royalty income. Until Serendex has established such a license agreement, Serendex will be a capital-consuming company due to investments in drug development and in further strengthening of the pipeline. Therefore, it is vital that the company always has sufficient financial resources.

Serendex has a satisfactory cash situation for 2016 to continue the phase IIb clinical trial of GM-CSF for ARDS and the pivotal phase II/III clinical trial of Molgradex® for PAP according to plans. Hence, the annual report for 2015 has been prepared for on-going business.

In order to pursue the development strategy as outlaid in the Management Report, Serendex is dependent on acquiring additional capital during 2016 to continue operations in 2017 and onwards. Serendex will therefore continue to investigate opportunities and terms for entering into strategic partnerships or mergers and/or licensing agreements that will strengthen Serendex’s financial position. In addition, the company will investigate opportunities for receiving additional loans or equity financing.

2. ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires the making of estimates and judgments that affect the reporting of assets, liabilities and expenses. The estimates and judgments are reviewed on an ongoing basis. Estimates and judgments are based on historical results and on various other assumptions, which Serendex believes to be reasonable under the circumstances. However, the actual results may differ significantly from the estimates. We believe that the accounting policies relating to development costs and deferred tax involve estimates or judgments by management that could materially affect the reported financial position and results.

Development costs

Serendex is confident it will obtain approval of its pipeline products, as the products are based on an existing approved drug, and hold the evidence to support this. Further, phase IIb clinical trial of Molgradex® for ARDS and pivotal phase II/III clinical trial Molgradex® for PAP is initiated. Additionally, Serendex is confident, that it will acquire the necessary resources to either sell or complete the development. Thus, management judge that the technical feasibility criterion in IAS 38.57 is met.

The carrying amount of capitalised development costs is DKK 58.8 million for the group (2014: DKK 29.4 million).

Deferred tax

Due to tax credit reimbursement instalment by the Danish government, Serendex Group expects to be reimbursed DKK 5.9 million of the tax asset in Q4 2016 — hence the tax receivable has been recognized in the balance sheet.

The long-term deferred tax asset has been evaluated against the future income within the next three fiscal years and will not be recognised in the balance sheet, as they are not realizable.

The long-term deferred tax asset amount is DKK 5.6 million as of 31 December 2015 (2014: DKK 8.7 million).

3. SEGMENT DATA

As of 31 December 2015, Serendex has only one segment according to IFRS. The goods sold can be categorized as follows:

	2015	2014
Revenue from sales of active pharmaceutical ingredient (API)	147	377
Revenue from named patient sales (NPS)	0	410
Other Sales	6	0

Total segmented revenue	153	787

The entire revenue is based on major customers (>10% of the total revenue). The revenue is globally allocated as 100% in Denmark. All tangible and intangible assets are located in Denmark.

4. STAFF EXPENSES

	2015	2014
Staff
Salaries, cash bonus, etc.	8,627	6,123
Pension costs or other social security costs	1,826	834
Share based incentive	130	0
Other staff costs	398	79

	10,981	7,036

Management
Fees to Board of Directors	1,400	1,050
Salary, cash bonus, etc. to Executive Management	4,905	5,245
Pension contributions to Executive Management	426	259
Share-based incentive	521	0

	7,252	6,554

Total staff expenses	18,233	13,590

Full year average number of full time employees (FTE)	12.3	7.5
FTEs as of end of period	12.3	10.8

Remuneration to Executive Management is based on a fixed salary and pension as well as a potential cash bonus and share-based incentive. If the majority of votes in Serendex changes hands or is transferred by agreement, or Serendex is dissolved by merger or demerger, or active transition or contractual relationship actually involves the same change in ownership or control conditions, the Board shall inform the Executive Management within 14 days after the Board becomes aware of this. Serendex termination notice to the Executive Management is then extended by nine months so that the Executive Management will be entitled to a notice period of a total of 18 months.

The increase in total staff expenses is primarily due to the increased number of employees, based on the increased activity level.

Share-based incentive

In order to encourage common and sustainable long term goals for the participants and Serendex’s shareholders in line with the company’s strategy, Serendex Pharmaceuticals A/S has established a share-based incentive plan. Thus, the Board of directors has granted warrants to the company’s management and selected employees.

The warrants are granted in accordance with the authorisation given to the Board of Directors by the shareholders. Grant takes place at the date of establishment of the programme, allocation is subject to meeting certain milestones and exercise is by default subject to continuing employment with the company.

The terms of the share-based incentive plan are published together with the notice of the company’s General Meeting.

Assumptions for warrants granted in 2015

The fair value of the share options is calculated using Black-Scholes option pricing model. The share options were granted in April 2015 and the assumptions are shown below.

	2015	2014
Expected life of the warrant in years (average)	5.0	n.a.
Expected volatility (historical volatility — 12 months)	76%	n.a.
Expected dividend per share (in DKK)	0	n.a.
Risk-free interest rate (based on Danish government bonds)	4.0%	n.a.
Share price at end of period (DKK)	0.66	n.a.

Outstanding warrant plans

The price and exercise period for the grant are stated in the table below.

Outstanding warrants	Executive Management No. of warrants	Key employees No. of warrants	Average exercise price DKK	Fair value DKK ‘000
Outstanding at the beginning of the year	0	0	n.a	n.a
Grant in period	200,000	50,000	0.10	651
Exercise in period	0	0	n.a	n.a
Fair value adjustment				(505)

Outstanding warrants end of period	200,000	50,000	0.10	146

Board of directors are not eligible to participate in Serendex’s incentive programme

Exercisable and outstanding warrants	Issued warrants	Exercised/ reversed	Outstanding/ not exercised	Exercise period
Warrant scheme for 2015	250,000	0	250,000	04.03.2016 (24.03.2020)

Warrant scheme exercisable end of period	250,000	0	250,000

5. OTHER EXPENSES AND COSTS BY FUNCTION

	2015	2014
Other expenses
Write-down of intangible assets	5,430	0
Capital cost (funding)	1,852	900

	7,282	900

Costs by function
Sales and distribution costs	722	512
Expensed development costs	6,940	4,200
Administrative expenses	26,395	21,315

	34,057	26,027

6. FEE TO STATUTORY AUDITORS

	2015	2014
Statutory audit	170	150
Other assurance engagements	0	0
Tax advisory services	0	0
Other services	105	142

	275	292

7. FINANCIAL EXPENSES (NET)

	2015	2014
Interest expense	(3,984)	(2,478)
Interest income	6	6
Foreign exchange (net) — realized	796	18
Foreign exchange (net) — unrealized	0	(1,333)

Financial expenses for the period	(3,182)	(3,787)

8. TAX EXPENSES

	2015	2014
Calculated income tax for the period	0	0
Not recognised deferred tax for the year	(2,896)	0
Deferred tax for the year	0	(952)
Tax reimbursement for the year	(5,875)	(6,250)
Calculated tax for the year, 23,5% (2014: 24,5%)	(8,771)	(7,202)

Tax reimbursement for the year	(5,875)	(6,250)
Change in deferred tax	2,516	(952)
Tax for the year	(3,359)	(7,202)
Effective tax rate	9.0%	24.5%
Tax on other comprehensive income for the period	0	0

The long-term deferred tax asset has been evaluated against the future income within the next three fiscal years and will not be recognised in the balance sheet, as they are not realizable.

The long-term deferred tax asset amount is DKK 5.6 million as of 31 December 2015.

9. EARNINGS PER SHARE (EPS)

	2015	2014
Net profit/(loss)	(33,853)	(22,151)
Average number of outstanding shares*	15,055.150	15,055.150
Earnings per share (EPS)	(2.25)	(1.47)

Diluted earnings per share (DKK) including warrants (31.12.2015)	(2.21)	(1.47)

Diluted earnings per share (DKK) including warrants (31.03.2016)	(0.21)	(0.13)

*	Average number of outstanding shares is based on issued shares of 15,055,150 and therefore not including major shareholder loan that is converted and recognised as equity as of 31 December 2015.

10. ALLOCATION OF LOSS

	2015	2014
It is proposed that the year’s consolidated loss is transferred to retained earnings	(33,853)	(22,151)

11. DEVELOPMENT PROJECTS

	2015	2014
Costs at the beginning of the year	30,186	13,271
Additions in the period	34,776	16,916

Costs end of period	64,962	30,186

Depreciation and write-down at the beginning of the year	769	769
Depreciation in period	0	0
Write-down in period	5,430	0

Depreciation and write-down end of period	6,199	769

Book value end of period	58,763	29,417

All capitalised development costs are related to development work in progress.

Write-down is linked to development projects related to current products but regarded as out of scope in the current strategy for Serendex. The write-down amounts to DKK 5,4 million (2014: DKK 0 million).

In order for costs to be qualified in the balance sheet as development costs, the nature of the expense has to be linked to a specific activity in the development process. Development costs, which do not fulfil the requirements for recognition in the balance sheet, are expensed immediately in the income statement.

The development costs directly recognised in the income statement in 2015 is DKK 1.6 million for the Group (2014: DKK 4.2 million) exclusive the write-down of DKK 5,4 million.

12. TANGIBLE ASSETS

	2015	2014
Costs at the beginning of the year	313	117
Addition in period	0	313
Disposals in period	0	(117)

Costs end of period	313	313

Depreciation and write-down at the beginning of the year	35	27
Reversed depreciation on disposals	0	(27)
Depreciation in period	59	35
Write-down in period	0	0

Depreciation and write-down end of period	94	35

Book value end of period	219	278

The tangible assets consists of leasehold improvements and office equipment related to Slotsmarken 17, Hørsholm.

13. DEPOSITS

	2015	2014
Deposit at the beginning of the year	194	134
Disposals during the period	0	(134)
Additions during the period	5	194

Deposit end of period	199	194

14. TAX RECEIVABLES AND DEFERRED TAX

	2015	2014
Deferred tax at the beginning of the year	8,766	2,814
Tax Credit Reimbursement	(6,250)	(1,250)
Deferred tax net change	8,961	7,202

Deferred tax end of period	11,477	8,766

The deferred tax concerns
Intangible assets	(12,848)	(6,339)
Tangible assets	9	15
Loss carried forward	24,316	15,090

	11,477	8,766

The deferred tax is reconciled as follows
Deferred tax end of periodA	11,477	8,766
Long-term deferred tax not recognised in the balance sheetB	(5,602)	0

	5,875	8,766

A)	The long-term deferred tax asset has been evaluated against the future taxable income within the next three fiscal years and will not be recognized in the balance sheet due to change in accounting estimates of the future value. The long-term deferred tax asset amount is DKK 5.6 million as of 31 December 2015 (2014: 0 DKK).
B)	Due to tax credit reimbursement instalment by the Danish government, Serendex Group expects to be reimbursed DKK 5.875 million of the tax asset in Q4 2016.

15. INVENTORY

	2015	2014
Raw materials and consumables	197	283
Work in progress	343	714
Manufactured goods and goods for resale	704	251

Total	1,244	1,248

16. LOANS FROM SHAREHOLDERS

	2015	2014
Loans at the beginning of the year	23,464	10,025
Additions during the period	36,000	12,000
Interest	3,726	2,315

	63,190	24,376

Repayment in the period	0	(912)
Converted to equity	(62,022)	0
Loans at the end of the period	1,168	23,464

Agreed and signed on 10 December 2015 it was decided to convert loans of DKK 62.0 million into shares — hence the amount has been converted and recognised as equity as of 31 December 2015.

The shareholders have provided a secured undrawn committed credit facility of DKK 25 million in 2016.

17. PLEDGED ASSETS AND SECURITIES

In security for a loan to shareholder, the parent company Serendex has pledged shares in the subsidiaries of book value DKK 26.7 million (2014: 26.7 million).

18. CONTRACTUAL OBLIGATIONS AND PENDING LITIGATIONS

Obligations on rental properties

As of 31 December 2015 Serendex has total commitments of DKK 1.5 million until 2019.

Pending litigations

As of 31 December 2015 Serendex has made an external legal assessment of alleged claims against the company. None has been seen as having any material impact — hence, no provisions have been made.

19. FINANCIAL RISKS

Serendex is primarily exposed to exchange rate risks in the countries where Serendex has its main activities. I.e. the risks relate to the rise/fall in EURO, GBP, USD and NOK. It is Group policy not to actively conduct speculation in any financial risks and it is management’s strategy to seek to offset exchange-rate risks by matching revenue, as well as other positive cashflow, against costs in the same currencies.

20. RELATED-PARTY TRANSACTIONS

Related parties comprise the company’s Executive Management, Board of Directors and the major shareholder. All transactions between the related parties are based on the principle of “arm’s length”. In 2015 Serendex had the following related party transactions:

Legal services DKK 642k, from Bech-Bruun Law Firm. Partner Christian Vinding Thomsen serves as board member in Serendex.

Interest DKK 3.7 million to Sorana A/S, which is owned by board member Lorenz Jørgensen.

Remuneration paid to the members of the Executive Management and the Board of Directors. Please see note 3 for information.

As of 15 March 2016 board member Lorenz Jørgensen and his related parties hold 85.5% of the total shares in Serendex A/S. No other shareholder holds more than 5% of the shares.

Loan and conversion of loan from shareholder (note 16).

21. STATEMENT OF CASH FLOWS — ADJUSTMENTS

	2015	2014
Financial income and expenses	3,182	3,787
Amortisation and depreciation	5,489	124
Adjustments in tangible assets	0	227
Share based incentive	651	0

Total adjustments	9,322	4,138

22. STATEMENT OF CASH FLOWS — CHANGE IN WORKING CAPITAL

	2015	2014
Net change in receivables	1,237	(1,150)
Reduction in tax credit reimbursement	(375)	0
Net change in inventory	5	51
Net change in current debt	5,836	1,549

Total change in working capital	6,703	450

23. RISK OVERVIEW

Serendex is exposed to uncertainties and risk factors, which may affect some or all of the company’s activities.

Development risks

Drug development involves considerable risks. The average development period is typically more than 10 years, costs are high and the probability of reaching the market is relatively low. However, the foundation of Serendex’s business model is to produce and develop well-known biological products, which have previously been used systemically, into unique products for inhalation. Hence, the repositioning approach reduces pre-clinical and clinical risks, development costs, as well as the overall time to market.

That said, Serendex is still exposed to development risks and the following factors are assessed regularly for all development programmes:

The occurrence of unexpected and adverse side effects developed by inhalation or inducting the drug candidate into the lungs; this risk is highest in the early phases of development (preclinical and phase I) and confidence increases as the total number of patients who have been exposed to the product increases

The scientific rationale may be based on preclinical models and literature data. The early exploratory patient studies will provide an indication as to whether or not this rationale can be applied to the human setting

The complexity of clinical development, access to patients, and the speed of which an indication of a clinical effect can be established may affect the timelines of the planned clinical phase II/III development

Regulatory assessment of the drug candidate’s efficacy, safety profile and probability of final approval is not completed until phase III data are available

Commercial risks

The flowing factors are assessed in connection with the initiation of a drug development programme and are evaluated in connection with reassessing the pipeline:

Degree and scope of patent protection

Market size (prevalence and expected growth in patients)

Competitive situation (existing treatment as well as new drugs under development with the same scientific rationale)

Development time and associated costs

Interest from potential partners

Market access

Contractual risks

Serendex’s business model is founded upon an extensive outsourcing strategy and international strategic alliances. Thus it is essential to secure that vendor contracts or other agreements do not impose abnormal obligations on Serendex, nor are drafted in an unbalanced manner with regards to the protection of Serendex’s business. Therefore, before entering any agreements, partners are thoroughly evaluated with regards to financial solidity, delivery quality, timeliness as well as overall reliability.

Employee risks

Serendex is well aware that employees are an important asset. As Serendex’s business model is founded upon an extensive outsourcing strategy, having the right competencies with the adequate experience is vital. Therefore, it is important that Serendex continues to attract, retain and develop skilled employees. Failure to do so will negatively impact the Company’s continued development.

Financial risks

Serendex is primarily exposed to interest risks in connection with surplus liquidity and interest-bearing liabilities as the non-current loans are stablished at a fixed interest rate. Interest is added to surplus liquidity in accordance with the development of the day to day interest in Danske Bank between 0-1%.

Further, Serendex is primarily exposed to exchange rate risks in the countries where Serendex has its main activities. I.e. the risks relate to the rise/(fall) in the British pound, American dollar, Norwegian kroner and Euro. As of 31 December 2015, a realized currency gain of DKK 0.8 million was recognised as a financial income, which primarily was related to the increase in the Norwegian kroner compared to the Danish kroner in the beginning of 2015. At the end of 2015 a total increase in Norwegian kroner vs. Danish kroner of 10 % will result in a decrease in operating profit of DKK 0.0 million (2014: DKK 1.8 million). A total increase in British pounds vs. Danish kroner of 10 % will result in a decrease in operating profit of DKK 0.0 million (2014: DKK 0.2 million). A total increase in American dollars vs. Danish kroner of 10 % will result in a decrease in operating profit of DKK 0.1 million (2014: DKK 0.7 million). A total increase in Euro vs. Danish kroner of 10 % will result in a decrease in operating profit of DKK 0.1 million (2014: DKK 0.0 million). It is Group policy not to actively conduct speculation in financial risks and it is management’s strategy to seek to offset exchange-rate risks by matching revenue and costs in the same currencies.

LIQUIDITY RISK AS OF 31 December 2015	31-12-2015	0-1 year	1-5 years
Loan, non-current	1,168		1,555
Lease liability	1,700	425	1,275
Trade payables	5,921	5,921
Other current liabilities	5,108	5,108

Total liabilities	13,897	11,454	2,830

Cash	5,974	—
Receivables, non-current	—	—
Receivables	6,992	6,992
Other expenses	—	—

Financial assets	12,966	6,992

Liquidity risk	931	4,463	2,830

Serendex has secured an undrawn committed credit facility provided by the major shareholder, which provides Serendex with a satisfactory cash situation for 2016.

Capital resources

Serendex intends to license its products to pharmaceutical companies and thereby derive income from a combination of fixed payments and ongoing royalty income. Until Serendex has established such a license agreement, Serendex will be a capital-consuming company due to investments in drug development and in further strengthening of the pipeline. Therefore, it is vital that the Company always has sufficient financial resources. The Board of Directors receives reports on a monthly basis, which include information dealing with the amount and scope of Serendex’s financial resources. Moreover, at each board meeting, the financial resources are assessed in regards to the potential of procuring necessary capital.

Serendex has a satisfactory cash situation for 2016 to continue the phase IIb clinical trial of GM-CSF for ARDS and the pivotal phase II/III clinical trial of Molgradex® for PAP according to plans. Hence, the annual report for 2015 has been prepared for on-going business. In order to pursue the development strategy as outlaid in the Management Report, Serendex is dependent on acquiring additional capital to continue operations 2017 onwards. Serendex will therefore continue to investigate opportunities and terms for entering into strategic partnerships or mergers and/or licensing agreements that will strengthen Serendex’s financial position. In addition, the company will investigate opportunities for receiving additional debt or equity financing.

Securing the company’s operation and assets

Serendex has taken out insurance to cover both any losses due to claims in connection with clinical studies and the named patient sales programme as well as the loss of assets due to fire, water damage, theft, and so forth. All insurance related issues are handled by an external insurance broker who reports yearly as to whether the company’s insurance cover is sufficient and reasonable.

24. SIGNIFICANT EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

The rights issue initiated in 2015 was fully subscribed when the subscription period ended 4 January 2016.

Serendex has in 2016 secured an undrawn committed credit facility provided by the major shareholder that supports a satisfactory cash situation for Serendex for 2016.

Oslo Stock Exchange has in 2016 approved the delisting of Serendex from Oslo Axess. This means that Serendex as of 4 May 2016 no longer is a listed company

As of 15 July 2016 Serendex Pharmaceuticals A/S has signed a business agreement with Savara Inc, Texas (USA), including transfer of the entire operation and all activities.

Serendex Pharmaceuticals A/S has

•	changed its chairman of the board as of 16 July 2016.

•	changed its CEO as of 16 July 2016.

•	changed its name to Serenova A/S as of 5 September 2016.

•	changed its business address as of 2 September 2016.

No other significant events have occurred subsequent to the balance sheet date that are considered to have a material influence in the evaluation of the 2015 report.

25. BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

BOARD OF DIRECTORS

Karin Verland	Other positions
Chairman	Nygart Privathospital A/S (chairman),
Board member since 2014	N2MO (board member) and Justitia (board member).

As of 01.03.2016 Karin Verland and her related parties hold 234,110 Serendex shares.

Lorenz Johannes Thorndahl Jørgensen	Other positions
Board member since 2013 Sorana A/S (board member), LJ investering ApS (board

Member of Audit committee

member), Investeringsselskabet Fir A/S International (board member), Fagus A/S (board member), Scanpol

International ApS (board member), Triton Hotel A/S (board member), Musholmfonden (board member), Sorø Kunstmuseum (board member).

As of 01.03.2016 Lorenz Jørgensen and his related parties hold 140,369,193 Serendex shares.

Christian Vinding Thomsen	Other positions
Board member since 2013
Bech-Bruun Law firm (partner), KT Stålindustri A/S (chairman), RAC Denmark A/S (AVIS & Budget) (board member) and Mark & Gerstenberg A/S (board member).

As of 01.03.2016 Christian Vinding Thomsen and his related parties hold 50,000 Serendex shares.

Søren Bech Justesen	Other positions
Board member since 2016	Conscia Holdning A/S (CFO and member of executive
Member of Audit committee	management), AX IV CON II ApS (member of Executive management) and Conscia A/S (board member).

As of 01.03.2016 Søren Bech Justesen and his related parties hold 100,000 Serendex shares and 80,000 warrants.

Don deBethizy, Helena Nordin Rudberg and Tone Bjørnov resigned from the Board of Directors with effect from the extraordinary general meeting of 9 February 2016.

EXECUTIVE MANAGEMENT

Kim Arvid Nielsen

CEO and member of Executive Management since 2013

As of 01.03.2016 Kim Arvid Nielsen and his related parties hold 114,746 Serendex shares and 120,000 warrants.

Søren Bech Justesen resigned from Executive Management January 2016

26. ACCOUNTING POLICIES

Accounting policies applied in the preparation of the consolidated financial statements are set out below. The accounting policies are unchanged compared to 2014.

New standards and interpretations

Based on an assessment of new or amended and revised accounting standards and interpretations (‘IFRSs’) issued by the International Accounting Standards Board (IASB) effective on or after 1 January 2015, it has been assessed that the application of these new IFRSs has not had a material impact on the Consolidated financial statements in 2015, and Management does not anticipate any significant impact on future periods from the adoption of these new IFRSs.

IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect. In general, the following standards are expected to have the most significant impact on current accounting regulation:

•	IASB has issued IFRS 9 ‘Financial Instruments’, with effective date 1 January 2018. The Management does currently not see this amendment relevant for Serendex Pharmaceuticals A/S.

•	IASB has issued IFRS 15 ‘Revenue from contracts with customers’, with effective date 1 January 2018. The Management does currently not see this amendment relevant for Serendex Pharmaceuticals A/S.

•	IASB has issued IFRS 16 ‘Leases’ with effective date 1 January 2019. The Management does currently not see this amendment relevant for Serendex Pharmaceuticals A/S.

Basis of preparation

The Annual Report has been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Serendex Pharmaceuticals A/S Group’s accounting policies. The areas involving a higher degree of judgment or complexity, and areas where assumptions and estimates are significant to the consolidated financial statements are disclosed.

Serendex has a satisfactory cash situation for 2016. Thus, the annual report for 2015 has been prepared for on-going business.

The consolidated financial statements are presented in DKK, reflecting the company’s functional currency.

Basis of consolidation

The consolidated financial statements are prepared by adding the audited financial statements of the parent company and the individual subsidiaries, all of which are prepared in accordance with the group’s accounting policies.

The following companies are consolidated:

•	Serendex Pharmaceuticals A/S (parent company)

•	Drugrecure ApS (100% Serendex)

•	Pharmaorigin ApS (100% Serendex)

Recognition and measurement in general

The net revenue is recognised in the profit and loss account if delivery and risk transfer to the buyer have taken place before the end of the year, and if the income can be determined reliably and is expected to be received. The net revenue is recognised exclusive of VAT and taxes and with the deduction of any discounts granted in connection with the sale.

Recognition of value adjustments of assets and liabilities are recognised in the profit and loss account upon financial assessment.

All costs — including depreciation, amortisation, write-down, provisions, and reversals, which are due to changes in estimated amounts previously recognised in the profit and loss account — are recognised in the profit and loss account.

Assets are recognised in the balance sheet when the company is liable to achieve future, financial benefits and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when the company is liable to lose future, financial benefits and the value of the liability can be measured reliably.

Translation of foreign currency

Operational transactions in foreign currency are translated by using the exchange rate at cost basis upon bank transaction. Differences in the rate of exchange arising between the rate at the date of transaction and the rate at the date of payment are recognised in the profit and loss account as an item under net financials.

Debtors, creditors, and other monetary items in foreign currency — not settled at the date of the balance sheet — are translated by using the period closing rate held by The Danish Central Bank. The difference between the closing rate and the rate at the time of establishment of the receivable or the payable is recognised in the profit and loss account under financial income and financial costs.

Fixed assets and other non-monetary assets acquired in foreign currency and which are not considered to be investment assets purchased in foreign currencies are measured at the exchange rate on the transaction date.

INCOME STATEMENT

Net revenue

As of 31 December 2015 Serendex has only one segment according to IFRS.

Revenue represents amounts receivable for products or services delivered in the normal course of business of the company. Revenue is reduced for estimated customer returns and other similar allowances whenever applicable based on historical data and expectations of future sales. Revenue is recognised upon invoiced sale and when risks and rewards of ownership is transferred to the customer. The risks and rewards of ownership are generally transferred at the time the product is shipped and delivered to the customer. Revenue is recognised in the profit and loss account when management has established that all aforementioned conditions for revenue recognition have been met.

Other operating income and costs comprise accounting items of secondary nature in proportion to the principal activities of the enterprise.

Up-front payments that are attributable to subsequent research and development activities are recognised as deferred revenue and will subsequently be recognised as revenue over the expected contract period. Non-refundable up-front payments and milestone payments that are not attributable to subsequent research and/or development activities or other delivery obligations are recognised as revenue when the contracts are signed or when the milestone criteria are met respectively.

Cost of goods sold

The cost of goods sold comprises costs paid for manufacturing in order to generate net revenue for the year including depreciation, amortisation and write-downs of inventory.

Staff expenses

Staff expenses comprise total remuneration to Serendex employees including fees to Board of Directors.

Raw materials and consumables used

Raw materials and consumables used comprise handling charges, distributions costs and costs paid for manufacturing samples and references.

External expenses

External expenses compromise all external costs including development costs, which are not directly attributable to the Company’s development of new products (capitalised costs). External expenses includes depreciation and write-downs.

The classification of costs (income statement vs. equity), associated with the rights issue is in accordance with IAS32. I.e. costs directly attributable to issuing shares or expected Addition of equity are deducted from equity and costs related to the stock market listing, or otherwise not incremental and directly attributable to issuing new shares, are recognised as an external expense in the income statement.

NET FINANCIALS

Net financials include interest income, interest expenses on loans, and realized and unrealized exchange rate gains and losses. Net financials are recognised in the profit and loss account with the amounts concerning the financial year.

Tax

Tax comprises the current tax for the year and the changes in deferred tax. Tax costs are recognised in the profit and loss account with the amounts concerning the fiscal year with the share referring to entries in the equity subsequently deferred tax asset.

BALANCE SHEET ITEMS

Intangible assets

Intangible fixed assets comprise development projects, patents, and licenses. Development costs comprise costs directly and indirectly attributable to development of new products from which the Company expects a future economic benefit.

All other development costs are recognised as costs in the profit and loss accounts.

Capitalised development costs are measured at cost with deduction of accrued amortisations or at the recoverable value, if this is lower.

The carrying amounts of intangible assets carried at cost or amortized cost are tested annually to determine whether there are indications of any impairment in excess of that expressed in normal amortisation. If that is the case, the asset is written down to the recoverable amount, which is the higher value of the net sales price and the capitalised value. Impairment losses on intangible assets are recognised under the same line item as amortisation of the assets.

For development projects in progress, the recoverable amount is assessed annually, regardless of whether any indications of impairment have been found.

After completion of the development work, capitalised development costs are amortized on a straight line basis over the estimated financial useful life.

Profit and loss from the realization of development projects, patents, and licenses are measured as the difference between the sales price with deduction of sales costs and the book value at the time of the sale.

Tangible assets

Tangible assets are measured at cost with deduction of accrued depreciation and write-down.

The basis of depreciation is costs with deduction of expected residual value after the end of the useful life of the asset.

The cost comprises the Addition cost and costs directly attached to the Addition until the time when the asset is ready for use.

Depreciation takes place on a straight-line basis and based on an evaluation of the expected useful life:

Office equipment and fittings: 3 years

IT and software licenses: 2 years

Leasehold improvements: 10 years

Minor assets with an expected useful life of less than 1 year and/or of a cost less than EUR 2,000 (app. DKK 15,000) are recognised as costs in the profit and loss account in the year of Addition.

Profit or loss deriving from the sales of tangible fixed assets is measured as the difference between the sales price reduced by the selling costs and the book value at the time of the sale. Profit or loss is recognised in the profit and loss account under depreciation.

Write-down of assets

The book values of intangible as well as tangible fixed assets are subject to annual write-down assessment in order to disclose any indications of impairment beyond those expressed by amortisation and depreciation respectively.

If indications of impairment are disclosed, impairment tests are carried out for each individual asset or group of assets respectively. Write-down takes place to the recoverable amount, if this value is lower than the book value.

The recoverable value is equal to the value of the net selling price or the value in use, whichever is higher. The value in use is determined as the present value of the expected net income deriving from the use of the asset or the group of assets. Any loss based on the write-down test is recognised in the profit and loss account under depreciation.

Inventories

Inventories are measured at cost on basis of measured average prices. In case the net realizable value is lower than the cost, write-down takes place at this lower value.

The inventory includes:

Addition of pharmaceutical ingredients, which include the cost for raw materials and the initial processing

The cost for manufactured goods and works in progress

The net realizable value for inventories is recognised as the market price with the deduction of completion costs and selling costs, and it is determined by taking negotiability, obsolescence, and the development of the expected market price into consideration. All logistic costs related to the inventories are recognised in the profit and loss account.

Deferred tax

Long-term deferred tax (+12 months) and current tax (less than 12 months) are recognised in the balance sheet at the amount calculated on the basis of the expected taxable income for the year adjusted for tax on previous years, taxable income and prepaid taxes. Tax receivable and tax liabilities are set off to the extent that legal right of set-off exists and if the items are expected to be settled net or simultaneously.

Deferred tax is measured on the basis of all temporary differences in assets and liabilities with a balance sheet focus.

Deferred tax is measured based on the tax rules and tax rates applying under the legislation on the balance sheet date and prevailing when the deferred tax is expected to be released as current tax. In the period 2014 to 2016, the corporate tax rate will be reduced gradually from 25% to 22%, which will affect the deferred tax liabilities and deferred tax assets. Unless a recognition with a different tax rate than 22% will result in a significant material deviation in the estimated deferred tax liability or tax asset, deferred tax liabilities and assets are recognised by 22%.

Trade receivables

Trade receivables are recognised at amortized cost less potential losses on doubtful debts. Write-downs are based on individual assessments of each debtor.

Other receivables, prepayments and accrued expenses

Deposits comprise rental deposits paid to real estate agencies.

Prepaid expenses paid in advance but which has not yet been incurred are recognised under assets.

Accrued expenses recognised under assets comprise incurred costs concerning the next financial year.

Cash and cash equivalents

Cash and cash equivalents includes cash in Danske Bank.

Non-current liabilities

Non-current liabilities comprise long term loans to management and corresponds to the outstanding debt of the loan.

Current liabilities

Current liabilities are measured at amortized costs, which usually corresponds to the nominal value.

CASH FLOW STATEMENT

The cash flow statement shows the cash flow of the company for the year, divided in cash flows deriving from

Operating activities

Capitalised activities

Financing activities

Changes in the liabilities

Available funds at the beginning and the end of the year respectively

Cash flow from operating activities

Cash flow from operating activities is calculated as the profit and loss results for the year adjusted for non-cash operating items, the change in the working capital, and corporate tax paid/received.

Cash flow from capitalised activities

Cash flow from investment activities comprises development costs directly attributable to the Company’s research and development of new products and payments in connection with the Addition tangible assets.

Cash flow from financing activities

Cash flow from financing activities comprises changes in the size or the composition of the share capital and the costs in this connection. Furthermore, these activities comprise borrowings, instalments on interest bearing debt, and payment of dividend to the shareholders.

27. STATEMENT OF THE BOARD OF DIRECTORS

The Board of Directors have on February 7, 2017 approved the consolidated financial statements of Serendex Pharmaceuticals A/S for the period 1 January 2015 to 31 December 2015.

Unaudited Consolidated Income Statement

for the period 1 January — 30 June

DKK thousand	Notes	half year 2016	half year 2015
Net revenue		704	147
Cost of goods sold		(232)	(115)

Gross profit		471	32

Staff expenses	3,4	(8,698)	(9,256)
External expenses	4	(4,633)	(4,106)
Other expenses	4	(5,424)	(520)

Operating profit/loss (-)		(18,284)	(13,851)

Net financials		(328)	(561)

Profit/loss (-) before tax		(18,612)	(14,412)

Tax expenses		0	3,170

Net profit/loss (-)		(18,612)	(11,242)

STATEMENT OF COMPREHENSIVE INCOME

DKK thousand
Net profit/loss (-)	(18,612)	(11,242)
Other comprehensive income	0	0

Total comprehensive income	(18,612)	(11,242)

Unaudited Consolidated Balance Sheet

ASSETS
DKK thousand	Notes	half year 2016	December 31, 2015
NON-CURRENT ASSETS

Intangible assets
Development projects	5	76,023	58,763
Tangible assets
Plant and equipment	6	191	219
Financial assets
Long-term deferred tax		0	0
Non-current receivables
Deposits		199	199

Total non-current assets		76,412	59,182

CURRENT ASSETS

Inventories		118	1,244
Receivables
Tax receivables	7	5,875	5,875
Trade receivables		0	0
Other receivables		562	1,117

Total receivables		6,437	6,992

Cash and cash equivalents		2,398	5,914
Total current assets		8,849	14,210

Total assets		85,366	73,391

EQUITY AND LIABILITIES

EQUITY

Share capital		16,410	12,134
Retained earnings		52,046	49,059

Total equity		68,456	61,193

LIABILITIES

Non-current liabilities
Long-term loans from shareholders and management	8	11,168	1,168

Total non-current liabilities		11,168	1,168

Current liabilities
Trade payables		3,150	5,921
Other current liabilities		2,592	5,108

Total current liabilities		5,742	11,029

Total liabilities		16,910	12,197

Total equity and liabilities		85,366	73,391

Unaudited Consolidated Changes in equity

DKK thousand	Notes	Share capital	Retained earnings	Total
Equity at 1 January 2015		1,506	32,179	33,685
Profit/loss (-)		0	(33,853)	(33,853)
Other comprehensive income		0	0	0

Total comprehensive income		0	(33,853)	(33,853)

Share-based incentive	3	0	651	651
Share capital increase		10,628	0	10,628
Share premium by converted shareholder loan		0	51,394	51,394
Capital transactions costs		0	(1,311)	(1,311)

Equity at 31 December 2015		12,134	49,059	61,193

Equity at 1 January 2016		12,134	49,059	61,193
Profit/loss (-)		0	(18,612)	(18,612)
Other comprehensive income		0	0	0

Total comprehensive income		0	(18,612)	(18,612)

Share-based incentive	3	0	2,605	2,605
Share capital increase		4,276	0	4,276
Share premium		0	20,600	20,600
Capital transactions costs		0	(1,606)	(1,606)

Equity at 30 June 2016		16,410	52,046	68,456

The share capital comprises of 16,410,113.50 shares, each with a nominal value of DKK 0.10. Shareholder loan conversion recognized end of 2015 comprises of 106,279,592 shares, also each with a nominal value of DKK 0.10. No shares hold particular rights. Conversion registered in “Erhvervsstyrelsen” on the 13.01.2016.

Unaudited Consolidated Cash Flow Statement

for the period 1 January 2016 — 30 June

DKK thousand	Notes	half year 2016	half year 2015
Profit/loss (-) before tax		(18,612)	(14,412)
Adjustments	10	2,962	1,897
Change in working capital	11	(3,606)	364

Cash flow from operating activities before net financials		(19,257)	(12,151)
Currency gain/loss		(146)	822
Net interest costs		(182)	(1,383)

Cash flow from ordinary activities		(19,585)	(12,711)
Tax reimbursement		0	0

Cash flow from operating activities		(19,585)	(12,711)

Addition of intangible assets	5	(17,260)	(15,941)
Addition of tangible assets	6	0	0
Paid deposits		0	14

Cash flow from investment activities		(17,260)	(15,927)

Loans received from shareholders	8	10,000	12,000
Share capital increase		0	0
Share premium by IPO		24,876	0
Capital transaction costs		(1,606)	(2,251)

Cash flow from financial activities		33,270	9,749

Cash flow in total		(3,576)	(18,889)
Cash and cash equivalents at the beginning of the year		5,974	20,460

Cash and cash equivalents end of period		2,398	1,571

Unaudited Notes

DKK thousand

1. CAPITAL RESSOURCES

As of 15 July 2016 Serendex A/S has signed a business agreement with Savara Inc, Texas (USA), including transfer of the entire operation and all activities. This is done in order to strengthening the financial and strategic platform for the further development of the pipeline.

Savara Inc will continue to provide the necessary funding of the Danish entities including Savara ApS, Drugrecure Aps and Pharmorigin ApS — in order to secure the continued operation of the entities going forward.

2. ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires the making of estimates and judgments that affect the reporting of assets, liabilities and expenses. The estimates and judgments are reviewed on an ongoing basis. Estimates and judgments are based on historical results and on various other assumptions, which Serendex believes to be reasonable under the circumstances. We believe that the accounting policies relating to development costs and deferred tax involve estimates or judgments by management that could have a materially affect to the reported financial position and results.

Significant accounting policies

The interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by IASB. The interim financial statements are presented in Danish Kroner (DKK), which is considered the primary currency of the Group’s activities and the functional currency of the parent company. The accounting policies used in the interim financial statements are consistent with those used in the consolidated financial statements for 2015 and in accordance with the recognition and measurement policies in the International Financial Reporting Standards (IFRS) as issued by the ASB.

Significant accounting estimates, assumptions and uncertainties

In the preparation of the interim financial statements according to IAS 34, Interim Financial Reporting, as issued by the IASB, Management is required to make certain estimates as many financial statement items cannot be reliably measured, but must be estimated. Such estimates comprise judgments made on the basis of the most recent information available at the reporting date. It may be necessary to change previous estimates as a result of changes to the assumptions on which the estimates were based or due to supplementary information, additional experience or subsequent events. Similarly, the value of assets and liabilities often depends on future events that are somewhat uncertain. In that connection, it is necessary to set out e.g. a course of events that reflects Management’s assessment of the most probable course of events.

Further to the significant accounting estimates, assumptions and uncertainties, which are stated in the Annual Report 2015, the Management has not changed significant estimates and judgments regarding recognition and measurement.

Basis of consolidation

The interim consolidated financial statements are prepared by adding the interim financial statements of the parent company and the individual subsidiaries, all of which are prepared in accordance with the group’s accounting policies.

The following companies are consolidated:

•	Serendex A/S

•	Drugrecure ApS

•	Pharmaorigin ApS

Development costs

The management is confident of achieving approval of the pipeline products, as the products are based on an existing approved drug, and hold the evidence to support this. The entire capitalized cost base of development costs is part of the signed business transfer agreement with Savara Inc.

Deferred tax

Due to tax credit reimbursement instalment by the Danish government, Serendex expects to be reimbursed DKK 5.9 million in Q4 2016 (relating to tax loss 2015). Hence the tax receivable has been recognized in the balance sheet. Due to the loss in 2016, Serendex expects to be correspondingly reimbursed in Q4 2017 (relating to tax loss in 2016), however it is not possible to estimate the amount reliable and a tax receivable relating to this reimbursement has not been recognized in the balance sheet. Long-term deferred tax asset has been evaluated against the future income within the next three fiscal years and will not be recognised in the balance sheet, as they are not realizable. The long-term deferred tax asset amounts to DKK 9.1 million as of 30 June 2016.

3. STAFF EXPENSES

DKK thousand	half year 2016	half year 2015
Staff
Salaries, cash bonus, etc.	4,300	3,991
Pension costs or other social security costs	618	917
Share based incentive	1,157	0
Other staff costs	195	207

	6,270	5,115

Management
Fees to Board of Directors	292	717
Salary, cash bonus, etc. to Executive Management	555	3,072
Pension contributions to Executive Management	133	213
Share-based incentive	1,448	139

	2,428	4,141

Total staff expenses	8,698	9,256

Average number of full time employees (FTE)	12.6	11.5
FTEs as of end of period	11.3	11.8

4. OTHER EXPENSES AND COSTS BY FUNCTION

DKK thousand	half year 2016	half year 2015
Other expenses
Capital cost (funding)	5,424	520

	5,424	520

Costs by function
Sales and distribution costs	917	415
Expensed development costs	1,449	378
Staff and Administrative expenses	10,965	12,570

	18,755	13,883

5. DEVELOPMENT PROJECTS

DKK thousand	half year 2016	half year 2015
Costs at the beginning of the year	64,962	30,186
Additions in the period	17,260	15,941

Costs end of period	82,222	46,127

Depreciation and write-down at the beginning of the year	6,199	769
Depreciation in period	0	0
Write-down in period	0	0

Depreciation and write-down end of period	6,199	769

Book value end of period	76,023	45,357

All capitalised development costs are related to development work in progress. In order for costs to be qualified in the balance sheet as development costs, the nature of the expense has to be linked to a specific activity in the development process. Development costs, which do not fulfil the requirements for recognition in the balance sheet, are expensed immediately in the income statement. The development costs recognised in the income statement as of 30 June 2016 is DKK 2.0 million for the Group.

6. TANGIBLE ASSETS

Costs at the beginning of the year	313	313
Addition in period	0	0
Disposals in period	0	0

Costs end of period	313	313

Depreciation and write-down at the beginning of the year	93	35
Reversed depreciation on disposals	0	0
Depreciation in period	29	29
Write-down in period	0	0

Depreciation and write-down end of period	122	64

Book value end of period	191	249

The tangible assets consist of leasehold improvements and office equipment related to Slotsmarken 17, Hørsholm.

7. TAX RECEIVABLES AND DEFERRED TAX

DKK thousand	half year 2016	half year 2015
Deferred tax at the beginning of the year	11,477	8,766
Tax Credit Reimbursement 2015	(5,875)	0
Tax Credit Reimbursement as of 30 June 2016	(2,979)	0
Deferred tax net change	6,448	3,170

Deferred tax end of period	9,071	11,936

The deferred tax concerns
Intangible assets	(16,966)	(9,846)
Tangible assets	9	12
Loss carried forward	26,028	21,770

Deferred tax end of period	9,071	11,936

The deferred tax is reconciled as follows
Deferred tax end of period	14,946	11,936
Long-term deferred tax	0	5,686
Long-term deferred tax not recognised in the balance sheet	9,071	0

Current asset	5,875	6,250

The long-term deferred tax asset has been evaluated against the future taxable income within the next three fiscal years and will not be recognised in the balance sheet, as they are not realizable. Due to tax credit reimbursement instalment by the Danish government, Serendex Group was cash reimbursed DKK 5.875 million of the tax asset in November 2016.

8. LOANS FROM SHAREHOLDERS

Loans at the beginning of the year	1,168	24,448
Additions during the period	10,000	12,000

Loans at the end of the period	11,168	36,598

Interest (accrued)	181	0
Loans including unpaid interest at the end of the period	11,349	36,598

The shareholders have provided a secured and committed credit facility of DKK 25 million of which DKK 15.0 million is undrawn as of 30 June 2016.

9. FINANCIAL RISKS

Serendex is exposed to exchange rate risks in the countries where Serendex conducts its business i.e. the risk relates to the rise/fall in EURO, GBP and USD. It is Group policy not to actively conduct speculation in any financial risks and it is the management’s strategy to seek to offset exchange-rate risks.

10. STATEMENT OF CASH FLOWS — ADJUSTMENTS

DKK thousand	Unaudited Notes	half year 2016	half year 2015
Financial income and expenses		328	561
Amortisation and depreciation		28	29
Accumulated interests		0	1,134
Share based incentive		2,605	174

Total adjustments		2,962	1,897

11. STATEMENT OF CASH FLOWS — CHANGE IN WORKING CAPITAL

Net change in receivables	555	1,357
Net change in inventory	1,126	125
Net change in current debt	(5,287)	(1,118)

Total change in working capital	(3,289)	364

12. Significant events occurring after the balance sheet date

As of 15 July 2016 Serendex Pharmaceuticals A/S has signed a business agreement with Savara Inc, Texas (USA), including transfer of the entire operation and all activities.

Serendex Pharmaceuticals A/S has

•	changed its chairman of the board as of 16 July 2016.

•	changed its CEO as of 16 July 2016.

•	changed its name to Serenova A/S as of 5 September 2016.

•	changed its business address as of 2 September 2016.

No other significant events have occurred subsequent to the balance sheet date that are considered to have a material influence in the evaluation of the 30 June 2016 Interim Report.

13. CONTINGIENT LIABILITIES

Pending litigations

As of 30 June 2016 Serendex has made an external legal assessment of alleged claims against the company. None has been seen as having any material impact — hence, no provisions have been made.

Joint Taxation

Serendex A/S is part of a Danish joint taxation scheme with Sorana A/S, Drugrecure ApS and Pharmaorigin, and has consequently a joint and several liabilities with respect to corporate income taxes etc. for the jointly-taxed companies, and a joint and several liability with respect to any obligations to withhold tax on interest, royalties and dividends for these companies.

14. ACCOUNTING POLICIES

Accounting policies applied in the preparation of the consolidated financial statements are set out below. The accounting policies are unchanged compared to 2015.

New standards and interpretations

Based on an assessment of new or amended and revised accounting standards and interpretations (‘IFRSs’) issued by the International Accounting Standards Board (IASB) effective on or after 1 January 2016, it has been assessed that the application of these new IFRSs has not had a material impact on the Consolidated financial statements in 2016, and Management does not anticipate any significant impact on future periods from the adoption of these new IFRSs.

IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect. In general, the following standards are expected to have the most significant impact on current accounting regulation:

•	IASB has issued IFRS 9 ‘Financial Instruments’, with effective date 1 January 2018. The Management does currently not see this amendment relevant for Serendex Pharmaceuticals A/S.

•	IASB has issued IFRS 15 ‘Revenue from contracts with customers’, with effective date 1 January 2018. The Management does currently not see this amendment relevant for Serendex Pharmaceuticals A/S.

•	IASB has issued IFRS 16 ‘Leases’ with effective date 1 January 2019. The Management does currently not see this amendment relevant for Serendex Pharmaceuticals A/S.

Basis of preparation

The Annual Report has been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by IASB.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Serendex Pharmaceuticals A/S Group’s accounting policies. The areas involving a higher degree of judgment or complexity, and areas where assumptions and estimates are significant to the consolidated financial statements are disclosed.

Serendex has a satisfactory cash situation for the next 12 months – hence the interim report has been prepared for on-going business.

The consolidated financial statements are presented in DKK, reflecting the company’s functional currency.

Basis of consolidation

The consolidated financial statements are prepared by adding the financial statements of the parent company and the individual subsidiaries, all of which are prepared in accordance with the group’s accounting policies.

The following companies are consolidated:

•	Serendex Pharmaceuticals A/S (parent)

•	Drugrecure ApS (100% Serendex)

•	Pharmaorigin ApS (100% Serendex)

Recognition and measurement in general

The net revenue is recognised in the profit and loss account if delivery and risk transfer to the buyer have taken place before the end of the year, and if the income can be determined reliably and is expected to be received. The net revenue is recognised exclusive of VAT and taxes and with the deduction of any discounts granted in connection with the sale. Recognition of value adjustments of assets and liabilities are recognised in the profit and loss account upon financial assessment.

All costs — including depreciation, amortisation, write-down, provisions, and reversals, which are due to changes in estimated amounts previously recognised in the profit and loss account — are recognised in the profit and loss account.

Assets are recognised in the balance sheet when the company is liable to achieve future, financial benefits and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when the company is liable to lose future, financial benefits and the value of the liability can be measured reliably.

Translation of foreign currency

Operational transactions in foreign currency are translated by using the exchange rate at cost basis upon bank transaction. Differences in the rate of exchange arising between the rate at the date of transaction and the rate at the date of payment are recognised in the profit and loss account as an item under net financials.

Debtors, creditors, and other monetary items in foreign currency — not settled at the date of the balance sheet — are translated by using the period closing rate held by The Danish Central Bank. The difference between the closing rate and the rate at the time of establishment of the receivable or the payable is recognised in the profit and loss account under financial income and financial costs.

Fixed assets and other non-monetary assets acquired in foreign currency and which are not considered to be investment assets purchased in foreign currencies are measured at the exchange rate on the transaction date.

INCOME STATEMENT

Net revenue

As of 30 June 2016 Serendex has only one segment according to IFRS.

Revenue represents amounts receivable for products or services delivered in the normal course of business of the company. Revenue is reduced for estimated customer returns and other similar allowances whenever applicable based on historical data and expectations of future sales. Revenue is recognised upon invoiced sale and when risks and rewards of ownership is transferred to the customer. The risks and rewards of ownership are generally transferred at the time the product is shipped and delivered to the customer. Revenue is recognised in the profit and loss account when management has established that all aforementioned conditions for revenue recognition have been met.

Other operating income and costs comprise accounting items of secondary nature in proportion to the principal activities of the enterprise.

Up-front payments that are attributable to subsequent research and development activities are recognised as deferred revenue and will subsequently be recognised as revenue over the expected contract period. Non-refundable up-front payments and milestone payments that are not attributable to subsequent research and/or development activities or other delivery obligations are recognised as revenue when the contracts are signed or when the milestone criteria are met respectively.

Cost of goods sold

The cost of goods sold comprises costs paid for manufacturing in order to generate net revenue for the year including depreciation, amortisation and write-downs of inventory.

Staff expenses

Staff expenses comprise total remuneration to Serendex employees including fees to Board of Directors.

Raw materials and consumables used

Raw materials and consumables used comprise handling charges, distributions costs and costs paid for manufacturing samples and references.

External expenses

External expenses compromise all external costs including development costs, which are not directly attributable to the Company’s development of new products (capitalised costs). External expenses includes depreciation and write-downs.

The classification of costs (income statement vs. equity), associated with the rights issue is in accordance with IAS32. I.e. costs directly attributable to issuing shares or expected Addition of equity are deducted from equity and costs related to the stock market listing, or otherwise not incremental and directly attributable to issuing new shares, are recognised as an external expense in the income statement.

NET FINANCIALS

Net financials include interest income, interest expenses on loans, and realized and unrealized exchange rate gains and losses. Net financials are recognised in the profit and loss account with the amounts concerning the financial year.

Tax

Tax comprises the current tax for the year and the changes in deferred tax. Tax costs are recognised in the profit and loss account with the amounts concerning the fiscal year with the share referring to entries in the equity subsequently deferred tax asset.

BALANCE SHEET ITEMS

Intangible assets

Intangible fixed assets comprise development projects, patents, and licenses. Development costs comprise costs directly and indirectly attributable to development of new products from which the Company expects a future economic benefit. All other development costs are recognised as costs in the profit and loss accounts.

Capitalised development costs are measured at cost with deduction of accrued amortisations or at the recoverable value, if this is lower.

The carrying amounts of intangible assets carried at cost or amortized cost are tested annually to determine whether there are indications of any impairment in excess of that expressed in normal amortisation. If that is the case, the asset is written down to the recoverable amount, which is the higher value of the net sales price and the capitalised value. Impairment losses on intangible assets are recognised under the same line item as amortisation of the assets. For development projects in progress, the recoverable amount is assessed annually, regardless of whether any indications of impairment have been found.

After completion of the development work, capitalised development costs are amortized on a straight-line basis over the estimated financial useful life.

Profit and loss from the realization of development projects, patents, and licenses are measured as the difference between the sales price with deduction of sales costs and the book value at the time of the sale.

Tangible assets

Tangible assets are measured at cost with deduction of accrued depreciation and write-down. The basis of depreciation is costs with deduction of expected residual value after the end of the useful life of the asset.

The cost comprises the Addition cost and costs directly attached to the Addition until the time when the asset is ready for use. Depreciation takes place on a straight line basis and based on an evaluation of the expected useful life:

Office equipment and fittings: 3 years

IT and software licenses: 2 years

Leasehold improvements: 10 years

Minor assets with an expected useful life of less than 1 year and/or of a cost less than EUR 2,000 (app. DKK 15,000) are recognised as costs in the profit and loss account in the year of Addition.

Profit or loss deriving from the sales of tangible fixed assets is measured as the difference between the sales price reduced by the selling costs and the book value at the time of the sale. Profit or loss is recognised in the profit and loss account under depreciation.

Write-down of assets

The book values of intangible as well as tangible fixed assets are subject to annual write-down assessment in order to disclose any indications of impairment beyond those expressed by amortisation and depreciation respectively.

If indications of impairment are disclosed, impairment tests are carried out for each individual asset or group of assets respectively. Write-down takes place to the recoverable amount, if this value is lower than the book value.

The recoverable value is equal to the value of the net selling price or the value in use, whichever is higher. The value in use is determined as the present value of the expected net income deriving from the use of the asset or the group of assets. Any loss based on the write-down test is recognised in the profit and loss account under depreciation.

Inventories

Inventories are measured at cost on basis of measured average prices. In case the net realizable value is lower than the cost, write-down takes place at this lower value.

The inventory includes:

Addition of pharmaceutical ingredients, which include the cost for raw materials and the initial processing

The cost for manufactured goods and works in progress

The net realizable value for inventories is recognised as the market price with the deduction of completion costs and selling costs, and it is determined by taking negotiability, obsolescence, and the development of the expected market price into consideration. All logistic costs related to the inventories are recognised in the profit and loss account.

Deferred tax

Long-term deferred tax (+12 months) and current tax (less than 12 months) are recognised in the balance sheet at the amount calculated on the basis of the expected taxable income for the year adjusted for tax on previous years, taxable income and prepaid taxes. Tax receivable and tax liabilities are set off to the extent that legal right of set-off exists and if the items are expected to be settled net or simultaneously. Deferred tax is measured on the basis of all temporary differences in assets and liabilities with a balance sheet focus.

Deferred tax is measured based on the tax rules and tax rates applying under the legislation on the balance sheet date and prevailing when the deferred tax is expected to be released as current tax. In the period 2014 to 2016, the corporate tax rate will be reduced gradually from 25% to 22%, which will affect the deferred tax liabilities and deferred tax assets. Unless a recognition with a different tax rate than 22% will result in a significant material deviation in the estimated deferred tax liability or tax asset, deferred tax liabilities and assets are recognised by 22%.

Trade receivables

Trade receivables are recognised at amortized cost less potential losses on doubtful debts. Write-downs are based on individual assessments of each debtor.

Other receivables, prepayments and accrued expenses

Deposits comprise rental deposits paid to real estate agencies.

Prepaid expenses paid in advance but which has not yet been incurred are recognised under assets.

Accrued expenses recognised under assets comprise incurred costs concerning the next financial year.

Cash and cash equivalents

Cash and cash equivalents includes cash in Danske Bank.

Non-current liabilities

Non-current liabilities comprise long term loans to management and corresponds to the outstanding debt of the loan.

Current liabilities

Current liabilities are measured at amortized costs, which usually corresponds to the nominal value.

CASH FLOW STATEMENT

The cash flow statement shows the cash flow of the company for the year, divided in cash flows deriving from Operating activities, Capitalised activities, Financing activities, Changes in the liabilities, Available funds at the beginning and the end of the year respectively

Cash flow from operating activities

Cash flow from operating activities is calculated as the profit and loss results for the year adjusted for non-cash operating items, the change in the working capital, and corporate tax paid/received.

Cash flow from capitalised activities

Cash flow from investment activities comprises development costs directly attributable to the Company’s research and development of new products and payments in connection with the Addition tangible assets.

Cash flow from financing activities

Cash flow from financing activities comprises changes in the size or the composition of the share capital and the costs in this connection. Furthermore, these activities comprise borrowings, instalments on interest bearing debt, and payment of dividend to the shareholders.

15. STATEMENT OF THE BOARD OF DIRECTORS

The Board of Directors on the February 7, 2017 approved the unaudited consolidated financial statements of Serendex A/S for the period 1 January 2016 to 30 June 2016.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

MAST THERAPEUTICS, INC.,

VICTORIA MERGER CORP.,

AND

SAVARA INC.,

Dated as of January 6, 2017

Exhibits

Exhibit A	Certain Definitions
Exhibit B-1	Form of Company Voting Agreement
Exhibit B-2	Form of Parent Voting Agreement
Exhibit C-1	Form of Certificate of Merger
Exhibit C-2	Form of Certificate of Incorporation
Exhibit D	Parent Amended and Restated Charter
Exhibit E	Form of FIRPTA Notice
Exhibit F	Form of Lock-Up Agreement

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of January 6, 2017 (this “Agreement”), by and among MAST THERAPEUTICS, INC. a Delaware corporation (“Parent”), VICTORIA MERGER CORP., a Delaware corporation (“Merger Sub”) and SAVARA INC., a Delaware corporation (“Company”). Parent, Merger Sub and Company are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS:

WHEREAS, this Agreement contemplates a merger of the Merger Sub with and into Company, with Company remaining as the surviving entity after the merger (the “Merger”), whereby the Company Stockholders will receive Parent Common Stock in exchange for their Company Capital Stock;

WHEREAS, the Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

WHEREAS, pursuant to the terms and conditions of this Agreement, the holders of the outstanding equity of Company immediately prior to the Effective Time will own approximately 75.9% of the outstanding equity of Parent immediately following the Effective Time and the holders of the outstanding equity of Parent immediately prior to the Merger will own approximately 24.1% of the outstanding equity of Parent immediately following the Effective Time, subject to adjustment as provided herein;

WHEREAS, the board of directors of Parent (i) has determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the Company Stockholders pursuant to the terms of this Agreement, the change of control of Parent, and the other actions contemplated by this Agreement, (iii) has approved the Amended and Restated Charter and Reverse Split; and (iv) has determined to recommend that the stockholders of Parent vote to approve the Parent Stockholder Approval Matters, the Reverse Split and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that its sole stockholder vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Company (i) has determined that the Merger is advisable and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and the agreements entered into in connection herewith (the “Transactions”) and has deemed this Agreement advisable and (iii) has determined to recommend that the Company Stockholders vote to approve the Company Stockholder Matters;

WHEREAS, as a condition to the willingness of, and an inducement to each of Parent and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Voting Agreement Signatories is entering into a voting agreement, in favor of Company, in substantially the form of Exhibit B-1 attached hereto (the “Company Voting Agreements”), and each of the Parent Voting Agreement Signatories is entering into a voting agreement, in favor of Parent, in substantially the form of Exhibit B-2 attached hereto (individually, the “Parent Voting Agreements” and collectively, the “Voting Agreement”) under which the Voting Agreement Signatories will agree, with respect to a portion of the shares of Company Capital Stock or Parent Capital Stock, as applicable, held thereby, to vote as stockholders in favor of the Required Company Stockholder Vote Matters or Parent Stockholder Matters, as applicable, pursuant to the terms and conditions of the Voting Agreements, as applicable; and

WHEREAS, as a condition to the willingness of, and an inducement to each of Parent and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Lock-up Signatories is entering into a lock-up agreement, in substantially the form of Exhibit F attached hereto (the “Lock-up Agreements”) with respect to a portion of the shares of Parent Common Stock held thereby from time to time;

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. Subject to and upon the terms and conditions of this Agreement and Delaware General Corporation Law (“Delaware Law”), Merger Sub will be merged with and into Company at the Effective Time. From and after the Effective Time, the separate corporate existence of Merger Sub will cease, and Company will continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Closing; Effective Time. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Section 7.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article 6 of this Agreement, the consummation of the Merger (the “Closing”) will take place at the offices of DLA Piper LLP, 4365 Executive Drive, Suite 1100, San Diego, CA 92121, at 10:00 a.m. on a date to be specified by the Parties which, subject to the terms of Section 1.10, will be no later than three Business Days after satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Parent and Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”. On the Closing Date, the Parties will cause the Merger to be consummated by executing and filing a Certificate of Merger in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), in substantially the form of Exhibit C-1 attached hereto, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law. The Merger will become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company will vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws; Reverse Split; Parent Name Change. Unless otherwise determined by Parent and Company:

(a) the certificate of incorporation of Company will be amended and restated at the Effective Time to read in its entirety as set forth on Exhibit C-2 hereto, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation;

(b) the bylaws of Company will be amended and restated to read in the form of the bylaws of Merger Sub, as in effect on the date hereof and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws; and

(c) immediately prior to the Effective Time, Parent will amend its certificate of incorporation and take all other actions necessary to (i) cause its name to be changed to Savara Inc. or such other name as the Company directs in writing no later than three (3) Business Days prior to the Closing, (ii) effect the Reverse Split to the extent applicable, and (iii) make such other changes as are mutually agreeable to Parent and Company in substantially the formed attached hereto as Exhibit D (the “Parent Amended and Restated Charter”).

1.5 Directors and Officers of the Surviving Corporation and Parent. Unless otherwise determined by Parent and Company, the parties will take all action such that:

(a) unless otherwise determined by the Company prior to the Effective Time, the directors of the Company immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time until such time as their respective successors are duly elected or appointed;

(b) unless otherwise determined by the Company prior to the Effective Time, the officers of Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time until such time as their respective successors are duly elected or appointed; and

(c) the directors and officers of Parent immediately following the Effective Time shall be elected and appointed in accordance with Section 5.11.

1.6 Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company, any stockholder of the Company or any other Person:

(a) Conversion of Company Capital Stock. Each share of Company Capital Stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the Effective Time (excluding any shares to be canceled pursuant to Section 1.6(b) or Section 1.6(c) and any Dissenting Shares to be treated in accordance with Section 1.7) will be converted into and represent the right to receive a number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, $0.001 par value per share (“Parent Common Stock”) equal to the Exchange Ratio (subject to adjustment pursuant to Section 1.10) plus cash in lieu of any fractional shares of Parent Common Stock to be issued or paid in consideration therefor (the “Merger Consideration”).

(b) Merger Sub Common Stock. Each share of Merger Sub Common Stock then outstanding will be converted into one share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares will, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(c) Cancellation. Each share of Company Capital Stock held in the treasury of Company and each share of Company Capital Stock owned by Parent or by any direct or indirect wholly owned Subsidiary of Company or Parent immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.

(d) Company Options. Each Company Option under the Company Option Plan that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.17. Prior to the Closing Date, and subject to the review and approval of Parent, Parent and Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(d) under applicable Legal Requirements and all such Company Options, including delivering all notices required thereby and, if required, entering into termination agreements with the holders of such Company Options. In addition, promptly after the date of this Agreement, and in any event within ten (10) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to all holders of Company Options setting forth such holders’ rights pursuant to this Agreement.

(e) Company Warrants.

(i) Each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.18.

(ii) Prior to the Closing Date, and subject to the review and approval of Parent, Parent and Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(e) under applicable Legal Requirements and all Company Warrants, including delivering all notices required thereby, and if required, entering into termination agreements with holders of such Company Warrants. In addition, if required by any applicable Company Warrant, promptly after the date of this Agreement, and in any event within ten (10) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to the holders of such Company Warrants setting forth such holders’ rights pursuant to this Agreement.

(f) Adjustments to Exchange Ratio. The Exchange Ratio and the price paid for fractional shares pursuant to Section 1.6(g) below will be adjusted pursuant to Section 1.10, as well as appropriately adjusted to reflect fully the effect of any stock split, reverse split (including the Reverse Split contemplated by this Agreement), stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock or issuance of Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time. For the avoidance of doubt, no such adjustment shall be made in respect of any Post-Closing Financing.

(g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Company Stockholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any such fraction of a share that would have otherwise been issued to such Company Stockholder. Any Company Stockholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender of such holders’ Company Stock Certificate(s), be paid in cash the dollar amount (rounded down to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices of Parent Common Stock as quoted on the NYSE MKT or, if Parent Common Stock is not listed on the NYSE MKT, as quoted on the applicable over-the-counter market for the ten (10) consecutive trading days ending with the second to last trading day immediately preceding the Effective Time (as adjusted pursuant to Section 1.6(f) above).

(h) Restrictions. If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with Company or under which Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock, subject to Section 5.17, will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the book-entry representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. Company will take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

1.7 Dissenting Shares. For purposes of this Agreement, “Dissenting Shares” mean any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a person who has not voted such shares in favor of the adoption of this Agreement and the Merger, has properly demanded appraisal for such shares in accordance with Delaware Law and has not effectively withdrawn or forfeited such demand for appraisal. Notwithstanding anything to the contrary contained herein, Dissenting Shares will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares will be treated as if they had been converted as of the Effective Time into the right to receive the merger consideration set forth in Section 1.6(a) hereof (if any). Company will give Parent prompt notice of any demands received by Company for appraisal of shares of Company Capital Stock, withdrawals of such demands, and any other instruments that relate to such demands received by Company. The Company shall control all negotiations and proceedings with respect to such demands, provided that (i) the Company shall keep Parent reasonably apprised of all material events, circumstance or changes with respect to any such demand following the making thereof and (ii) the Company will not, except with prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Legal Requirements.

1.8 Exchange Of Certificates.

(a) Exchange Agent. On or prior to the Closing Date, Parent will select American Stock Transfer & Trust Company, LLC, Parent’s transfer agent or another reputable bank or trust company reasonably acceptable to Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent will issue and cause to be deposited with the Exchange Agent (i) non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a); and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(g). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions on which Parent and the Company may mutually agree (and which will include a provision confirming that delivery of Company Stock Certificates will be effected, and risk of loss and title to Company Stock Certificates will pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate will be entitled to receive in exchange therefor non-certificated shares of Parent Common Stock represented by book-entry equal to the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(g)), and (B) the Company Stock Certificate so surrendered will be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate held by a Company Stockholder will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate will have been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.8 (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Transfers of Ownership. If any shares of Parent Common Stock are to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any Person designated by it any transfer or other taxes required by reason of the issuance of the shares of Parent Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e) Unclaimed Portion of the Exchange Fund.

(i) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective will be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(ii) Neither Parent nor the Surviving Corporation will be liable to any holder or former holder of Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(f) Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and timely paid to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.9 Stock Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and cease to exist, and all holders of Company Capital Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Company; and (b) the stock transfer books of Company will be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate will be canceled and exchanged as provided in Section 1.8.

1.10 Calculation of Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) calendar days prior to the anticipated date for Closing, as agreed upon by Parent and Company at least ten (10) calendar days prior to the Parent Stockholders’ Meeting (the “Anticipated Closing Date”). No later than the Determination Date, Parent shall deliver to Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Net Cash as of the Anticipated Closing Date (using an estimate of each component thereof as of such date, and to the extent any such component is based on a number computed pursuant to GAAP, as determined in a manner substantially consistent with the manner in which such component was determined for Parent’s most recent SEC filings) (the “Net Cash Calculation”) prepared and certified by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Parent). Parent shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested in writing by Company, available to Company and, if requested in writing by Company, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) Business Days after Parent delivers the Net Cash Schedule (the “Response Date”), Company shall have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, (i) Company notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) Company fails to deliver a Dispute Notice as provided in Section 1.10(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed, subject to the terms of Section 1.10(f), to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d) If Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(e) If Representatives of Parent and Company are unable to negotiate an agreed-upon determination of Net Cash at the Anticipated Closing Date pursuant to Section 1.10(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and Company may mutually agree upon), then Parent and Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within seven (7) calendar days of accepting its selection. Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.10(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount.

(f) Following the final determination of Net Cash as of the Anticipated Closing Date in accordance with this Section 1.10 (either as a result of the mutual agreement of the parties or the determination of the

Accounting Firm), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a redetermination of Net Cash if the Closing Date is more than fifteen (15) Business Days after the Anticipated Closing Date (including as a result of the engagement of the Accounting Firm), in which event the procedures set forth in this Section 1.10 shall once again apply and the parties shall select a new Anticipated Closing Date.

1.11 No Further Rights. The Merger Consideration delivered upon the surrender for exchange of Company Capital Stock in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares.

1.12 Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) of the Treasury Regulations, and intend to report consistently with the foregoing, including by filing the statement required by Section 1.368-3(a) of the Treasury Regulations.

1.13 Additional Actions. If, at any time after the Effective Time, any further action is necessary, desirable or proper to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the Surviving Corporation and its proper officers and directors or their designees are fully authorized (to the fullest extent allowed under applicable Legal Requirements) to execute and deliver, in the name and on behalf of either Company or Merger Sub, all deeds, bills of sale, assignments and assurances and do, in the name and on behalf of Company or Merger Sub, all other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Article 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Company Disclosure Schedule by reference to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty).

2.1 Organization and Qualification; Charter Documents.

(a) Part 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of Company and indicates its jurisdiction of organization. Neither Company nor any of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) Each of the Acquired Companies is a corporation, limited liability company or similar entity duly organized, validly existing and, in jurisdictions that recognize the concept, is in good standing under the laws of the jurisdiction of its incorporation, formation or other establishment, as applicable, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of the Acquired Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Company has made available to Parent accurate and complete copies of: (a) the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Company, including all amendments thereto; (b) the stock records of each Acquired Company; and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of each Acquired Company, the board of directors of each Acquired Company and all committees of the board of directors of each Acquired Company. The books of account, stock records, minute books and other records of the Acquired Companies are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

2.2 Capital Structure.

(a) The authorized capital stock of Company consists of (i) 27,000,000 shares of Company Common Stock, par value $0.001 per share, of which 5,396,883 shares are issued and outstanding as of the date of this Agreement and (ii) 15,799,906 shares of Company Preferred Stock, par value $0.001 per share, (A) 1,799,906 shares are designated as Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (B) 6,000,000 shares of which are designated as Series B Preferred Stock, of which 5,675,387 shares are issued and outstanding as of the date of this Agreement and (C) 8,000,000 shares of which are designated as Series C Preferred Stock, of which 4,452,582 shares are issued and outstanding as of the date of this Agreement. No shares of capital stock are held in Company’s treasury as of the date of this Agreement. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities Legal Requirements.

(b) As of the date of this Agreement, (i) 4,156,316 shares of Company Common Stock are reserved for issuance to employees, consultants and non-employee directors pursuant to the Company Option Plan, under which options were outstanding for an aggregate of 1,972,665 shares of Company Common Stock and 2,183,651 shares or options to purchase shares of Company Common Stock remain available for grant or issuance and (ii) Company had reserved 289,966 shares of Series B Preferred Stock and 125,885 shares of Series C Preferred Stock were reserved for issuance to holders of Company Warrants upon their exercise. All shares of Company Common Stock or Company Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 2.2(b) of the Company Disclosure Schedule lists each holder of Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder, each outstanding Company Option and Company Warrant, the name of the holder of such Company Option or Company Warrant, the number of shares subject to such Company Option or Company Warrant, the exercise price of such Company Option or Company Warrant, the vesting schedule of such Company Option or Company Warrant and whether the exercisability of such Company Option or Company Warrant will be accelerated in any way by the transactions contemplated by this Agreement, indicating the extent of acceleration, if any.

(c) Except as set forth on Part 2.2(c) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Capital Stock are subject to any right of first refusal in favor of Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Companies having a right to vote on any matters on which the Company Stockholders have a right to vote; (iv) there is no Contract to which the Acquired Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Capital Stock. Except as set forth on Part 2.2(c) of the Company Disclosure Schedule, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

2.3 Authority; Non-Contravention; Approvals.

(a) Company has the requisite corporate power and authority to enter into this Agreement and, subject to Required Company Stockholder Vote, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Company, the performance by Company of its obligations hereunder and the consummation by Company of the Transactions have been duly authorized by all necessary corporate action on the part of Company, subject only to Required Company Stockholder Vote and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of (i) a majority in voting power of the outstanding shares of Company Preferred Stock outstanding on the applicable record date (voting together as one class) and (ii) a majority in voting power of the outstanding shares of all Company Capital Stock on an as converted to Company Common Stock basis (“Required Company Stockholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub constitutes the valid and binding obligation of Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b) Company’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Company duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of the Company Stockholders, and (ii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger and all other Transactions and directed that such matters be submitted for consideration of the Company Stockholders at the Company Stockholders’ Meeting.

(c) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of Company or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the Required Company Stockholder Vote and compliance with the requirements set forth in Section 2.3(d) below, conflict with or violate any Legal Requirement applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquired Company to make any filing with or give any notice to a Person, to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any Company Contract (as defined below), except as would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger.

(d) No material consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of the Certificate of

Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus/ Information Statement with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) such Consents orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

2.4 Anti-Takeover Statutes Not Applicable. The board of directors of Company has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Transactions. The board of directors of Company has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of Delaware Law.

2.5 Company Financial Statements; No Undisclosed Liabilities.

(a) The audited consolidated financial statements (including any related notes thereto) representing the financial condition of Company as of December 31, 2014 and December 31, 2015 and the unaudited financial statements (including the notes thereto) representing the financial condition of Company as of September 30, 2016 (collectively, the “Company Financials”), including any available quarterly financial statements (including any related notes thereto), (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), (ii) fairly presented the consolidated financial position of Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount, and (iii) are consistent with, and have been prepared from, the books and records of Company. Company has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K) since December 31, 2014. The balance sheet of Company as of September 30, 2016 is hereinafter referred to as the “Company Balance Sheet.” Notwithstanding the foregoing, unaudited financial statements are subject to normal recurring year-end adjustments (the effect of which will not, individual or in the aggregate, be material) and the absence of footnotes.

(b) Each of Company and its Subsidiaries maintains a system of internal accounting controls comparable to those of similarly situated companies at a similar stage of development designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Company and each of its Subsidiaries maintains internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Since January 1, 2014 (the “Lookback Date”), there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Company, the board of directors of Company or any committee thereof. Since the Lookback Date, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company, (ii) any fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any claim or allegation regarding any of the foregoing.

(d) Except as disclosed in the Company Financials, neither Company nor any of its Subsidiaries has any liabilities, Indebtedness, obligation, expense, claim, deficiency, guaranty, or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each, a “Liability”) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its Subsidiaries taken as a whole, except Liabilities (i) identified in the Company Balance Sheet, (ii) incurred in connection with the Transactions, (iii) described on Part 2.5(d) of the Company Disclosure Schedule, (iv) set forth in any Company Contract or (v) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

2.6 Absence Of Certain Changes Or Events. Since the date of the Company Balance Sheet through the date of this Agreement and other than with respect to the negotiation, execution and performance of this Agreement, each of the Acquired Companies has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (a) any event that has had a Company Material Adverse Effect, (b) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or as disclosed in the notes to the Company Financials, (c) any revaluation by Company of any of its assets having a Company Material Adverse Effect, or writing off notes or accounts receivable other than in the ordinary course of business, or (d) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7 Taxes.

(a) Each income and other material Tax Return that any Acquired Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Company or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by Company or are properly reserved for on the books or records of Company and its Subsidiaries. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquired Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquired Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquired Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). There are no liens for Taxes on any asset of an Acquired Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Company or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the Company Financials.

(b) All material Taxes that an Acquired Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(c) The unpaid Taxes of the Acquired Companies have been accrued on the Company Balance Sheet in accordance with GAAP. Since September 30, 2016, the Acquired Companies have not incurred any material liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice.

(d) No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code made on or prior to the Closing Date.

(e) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquired Company with any taxing authority or issued by any taxing authority to an Acquired Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquired Company that are, or if issued would be, binding on an Acquired Company.

(f) No Acquired Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business). No Acquired Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(g) No Acquired Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax return under state, local or foreign Tax Legal Requirement (other than a group the common parent of which was Company).

(h) Other than the Subsidiaries identified in Part 2.1(a) of the Company Disclosure Schedule, Company does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes. Each Acquired Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. None of the Acquired Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or “passive foreign investment company” within the meaning of Section 1297 of the Code.

(i) No Acquired Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Company has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(j) Each Acquired Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(k) No Acquired Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.

(l) No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) No Acquired Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. No Acquired Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

2.8 Intellectual Property.

(a) Part 2.8(a)(i) of the Company Disclosure Schedule lists all of the Patent Rights and all registered Trademark Rights owned solely by any Acquired Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and a summary of the prosecution history or subsequent registration activity thereof. Part 2.8(a)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all Trademark Rights in which any Acquired Company has any co-ownership interest, other than those owned solely by an Acquired Company, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and a summary of the prosecution history or subsequent registration activity thereof. Part 2.8(a)(iii) of the Company Disclosure Schedule lists all of the third party Patent Rights and registered Trademark Rights in which an Acquired Company has any exclusive right, title or interest, other than those owned solely or co-owned by an Acquired Company.

(b) Part 2.8(b) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to any Acquired Company any right, title or interest in or to any Company IP Rights other than “shrink wrap” or “click through” license agreements accompanying widely available computer software that has not been modified or customized for an Acquired Company, employment agreements, consulting agreements or Excluded Contracts. To Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.

(c) Part 2.8(c) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which an Acquired Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Company IP Rights (collectively, “Out Licenses”) other than Excluded Contracts. To the Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.

(d) The Acquired Companies own, co-own or otherwise possess legally enforceable rights in and to all Company IP Rights, free and clear of all Encumbrances. The Company IP Rights that are owned or co-owned by an Acquired Company or exclusively licensed to an Acquired Company (collectively, “Company Owned IP Rights”) are valid and enforceable. No third party is overtly challenging in writing the right, title or interest of an Acquired Company in, to or under the Company Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to an Acquired Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Company Owned IP Rights and the Company Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquired Companies’ use thereof or their rights thereto. To the knowledge of the Company, no valid basis exists for any of the foregoing challenges or claims. Except for customary powers of attorney granted to the Company’s patent prosecution counsel solely for purposes of representing the Company before U.S. Patent and Trademark Office or its foreign equivalents, no act has been done or omitted to be done by the Acquired Companies, which has, had or could have the effect of dedicating to the public, or entitling any third party to cancel, forfeit, modify or consider abandoned, any Company IP Rights that are owned or co-owned by an Acquired Company, or, except with respect to Contracts listed in Part 2.8(c) of the Company Disclosure Schedule and Excluded Contracts, give any Person any ownership or license rights with respect thereto. Except for items that have expired or were abandoned in the reasonable discretion and business judgment of the Company, all necessary registration, maintenance and renewal fees in respect of the Company Owned IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Company Owned IP Rights.

(e) Each Acquired Company has taken all reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Company Owned IP Rights. The Acquired Companies have not divulged, furnished to or made accessible any of their Trade Secrets to any Person except pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets or in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, and the Acquired Companies otherwise take and have taken reasonable measures to maintain the confidentiality of their Trade Secrets. All current and former officers and employees of, and consultants and independent contractors to, each Acquired Company who have contributed to the creation or development of any Company IP Rights owned or co-owned by an Acquired Company have assigned all of their respective ownership rights in such IP Rights to such Acquired Company, and have executed and delivered to such Acquired Company an agreement (containing no exceptions or exclusions from the scope of the coverage contained in such Acquired Company’s applicable form agreement) regarding the assignment to such Acquired Company, of any IP Rights arising from services performed for such Acquired Company by such Persons, the current forms of which agreements have been made available in a data room or otherwise for review by Parent or its advisors. To the knowledge of Company, no current or former officers and employees of, or consultants or independent contractors to, any Acquired Company have breached any material term of any such agreements.

(f) With respect to third party Patent Rights and Trademark Rights that are valid and enforceable as of the date of this Agreement, none of the Acquired Companies or any of their respective current activities or products violates or otherwise conflicts with, or has, to the Knowledge of the Company, infringed, misappropriated or violated any IP Rights of any third party, and no Acquired Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Company, threatened proceedings, claiming or alleging any of the foregoing.

(g) To the knowledge of the Company, no Company Owned IP Rights are being infringed, misappropriated or unlawfully used by any third party nor has an third party previously infringed, misappropriated or unlawfully used any such Company Owned IP Rights.

(h) Neither the execution, delivery or performance of this Agreement by Company nor the consummation by Company of the Transactions will contravene, conflict with or result in the imposition of any additional limitation on the Acquired Companies’ right, title or interest in or to any material Company IP Rights.

(i) No funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquired Company to develop or create, in whole or in part, any Company Owned IP Rights.

(j) Each Acquired Company is, and has at all times since the Lookback Date been, in material compliance with all Legal Requirements regarding the protection, storage, use and disclosure of Personal Data collected by such Acquired Company.

2.9 Compliance with Legal Requirements.

(a) Neither Company nor any of its Subsidiaries, since the Lookback Date has been, or currently is, in conflict with any Legal Requirement, order, judgment or decree applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any immaterial conflicts, defaults or violations. No investigation or review by any Governmental Body is pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, nor has any Governmental Body indicated to an Acquired Company in writing an intention to conduct the same.

(b) The Company and its Subsidiaries hold all permits, licenses, authorizations, variances, exemptions, orders and approvals from governmental authorities which are necessary to the operation of the business of the Company and its Subsidiaries taken as a whole (collectively, the “Company Permits”). The Company and its

Subsidiaries are in compliance in all material respects with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or limit any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Company immediately prior to the Effective Time. Company has made available Parent all material Company Permits and material correspondence from the FDA or other comparable Governmental Body.

(c) To the knowledge of Company, the Acquired Companies and Persons acting in concert with and on behalf of Company:

(i) have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and

(ii) have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.

(d) None of the Acquired Companies, and (to the knowledge of Company) no Representative of any of the Acquired Companies on their behalf with respect to any matter relating to any of the Acquired Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

(e) No product or product candidate manufactured, tested, distributed, held or marketed by or on behalf of the Company has, or by or on behalf of any of the other Acquired Companies since the Lookback Date has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise). At no time has the Company, or since the Lookback Date has any of the other Acquired Companies, received written notice that any Governmental Body or institutional review board or comparable body has commenced, or threatened to initiate, any proceeding seeking the recall, market withdrawal, suspension or withdrawal of approval, or seizure of any such product or product candidate; the imposition of material sales, marketing or production restriction on any such product or product candidate; or the suspension, termination or other restriction of preclinical or clinical research with respect to any such product candidate by or on behalf of any of the Acquired Companies, including any action regarding any investigator participating in any such research, nor is any such proceeding pending. The Company has, prior to the execution of this Agreement, provided or made available to Parent all information about serious adverse drug experiences obtained or otherwise received by any of the Acquired Companies from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by any of the Acquired Companies or any of their licensees in the possession of any of the Acquired Companies (or to which any of them has access), except for any adverse drug experiences that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(f) None of the Acquired Companies, or to the knowledge of the Company, Persons acting in concert with or on behalf of the Acquired Companies or any officers, employees or agents of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of the Company, or, since the Lookback Date, any of the other Acquired Companies, made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Body to invoke any similar policy.

(g) All pre-clinical and clinical studies relating to product or product candidates, conducted by or on behalf of the Company, or since the Lookback Date, the other Acquired Companies have been, or are being, conducted in all material respects in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar requirements in other jurisdictions, including all requirements relating to protection of human subjects participating in any such clinical studies; provided, however, that the foregoing representation and warranty is made only to the Company’s knowledge with respect to clinical and pre-clinical studies conducted by any third party on behalf of the Acquired Companies.

(h) The Company has, and since the Lookback Date, each of the other Acquired Companies have, filed with the FDA, any other Governmental Body, and any institutional review board or comparable body, all required notices, supplemental applications, and annual or other reports, including adverse experience reports, with respect to each investigational new drug application or any comparable foreign regulatory application, related to the manufacture, testing, study, or sale of any of its products or product candidates, as applicable.

2.10 Legal Proceedings; Orders.

(a) Except as set forth in Part 2.10(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Company) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Companies, any business of any of the Acquired Companies or any of the assets owned, leased or used by any of the Acquired Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions. None of the Legal Proceedings identified in Part 2.10(a) of the Company Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect. To the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause “(i)” or clause “(ii)” of the first sentence of this Section 2.10(a).

(b) There is no Order to which any of the Acquired Companies, or the assets owned or used by any of the Acquired Companies, is subject. To the knowledge of Company, no officer or other key employee of any of the Acquired Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies.

2.11 Brokers’ And Finders’ Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of any of the Acquired Companies; provided, however, that with respect to any Post-Closing Financing or Refinancing, the Company may, in consultation with Parent, engage a broker, finder or investment banker in connection therewith.

2.12 Employee Benefit Plans.

(a) Part 2.12(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association”, under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Company or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”), (collectively, the “Company Employee Plans”). Neither Company nor, to the knowledge of Company, any other person or entity, has made any commitment to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Company to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Company Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Company subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b) Company has made available to Parent true and complete copies of each of Company Employee Plans and all material related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has made available for review by Parent copies of the Form 5500 reports filed for the last three (3) plan years. Company has made available in a data room for review by Parent the most recent Internal Revenue Service determination, advisory, notification or opinion letter (a “Determination Letter”) issued with respect to each such Company Employee Plan, as applicable, and to Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a). Company has made available in a data room for review by Parent all filings made by Company or any ERISA Affiliate of Company with any Governmental Body with respect to any Company Employee Plan to the extent relevant to any ongoing obligation or liability of Company, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c) Each Company Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Company and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Company Employee Plans. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code. None of Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Company has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Company’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any

Company Employee Plan. Neither Company nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan. All contributions required to be made by Company or any ERISA Affiliate to any Company Employee Plan have been timely paid or accrued on Company Balance Sheet, if required under GAAP. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Company is overtly threatened in communication with Company, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Company or any ERISA Affiliate regarding any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2015. None of the assets of Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments to Company Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Company Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Company under Chapter 43 of the Code. With respect to Company Employee Plans, no event has occurred and, to the knowledge of Company, there exists no condition or set of circumstances in connection with which Company would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Company Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

(d) Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Company nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop loss policy or contract applies).

(f) With respect to each Company Employee Plan, Company is in material compliance with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998. Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

(g) Each Company Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance with, or is otherwise exempt from, Section 409A of the Code. No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Company in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation payable by any of the Acquired Companies or any of the ERISA Affiliates will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h) Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, consummation of the Merger will not (i) entitle any current or former employee or other service provider of Company or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Company Employee Plan), except as expressly provided in Part 2.12(h) of the Company Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Company Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Company Employee Plans. No benefit payable or that may become payable by Company pursuant to any Company Employee Plan in connection with the Transactions or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent or Surviving Corporation other than ordinary administration expenses typically incurred in a termination event.

(i) Company is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j) Company does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non — resident aliens with no United States source income outside of the United States.

(k) With respect to each Company Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Company is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Company Financials for the fiscal year ended December 31, 2015.

2.13 Title to Assets; Real Property.

(a) The Acquired Companies own, and have good, valid and marketable title to, or, in the case of leased assets, valid leasehold interests in or other rights to use, all tangible assets purported to be owned or leased by them. All of said assets are owned by the Acquired Companies free and clear of any Encumbrances, except for Permitted Liens.

(b) All material items of equipment and other tangible assets owned by or leased to the Acquired Companies are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Companies in the manner in which such businesses are currently being conducted immediately prior to the Effective Time. The Acquired Companies do not own and have never owned any real property or any interest in real property. Part 2.13(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leases to which Company is a party.

2.14 Environmental Matters.

(a) No underground storage tanks and no amount of any substance that has been designated by any Governmental Body or by applicable federal, state or local Legal Requirement, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a “Hazardous Material”), but excluding office and janitorial supplies, are present, as a result of the deliberate actions of Company or any of its Subsidiaries, or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.

(b) Neither Company nor any of its Subsidiaries has, since the Lookback Date transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any Legal Requirement in effect on or before the date hereof, nor has Company or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, “Hazardous Material Activities”) in violation of any Legal Requirement promulgated by any Governmental Body in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Company and its Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Company Environmental Permits”) necessary for the conduct of Company’s and its Subsidiaries’ Hazardous Material Activities and other businesses of Company and its Subsidiaries as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Company Material Adverse Effect.

(d) No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Company, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Material Activity of Company or any of its Subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its Subsidiaries in any environmental litigation or impose upon Company or any of its Subsidiaries any environmental liability.

2.15 Labor Matters.

(a) To the Company’s knowledge, no key employee or group of employees has threatened to terminate employment with Company or has plans to terminate such employment.

(b) The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c) Except as disclosed in Part 2.15(c) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other Transactions; (ii) agreement with any current or former employee of Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $150,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

2.16 Company Contracts.

(a) Except for Excluded Contracts or as set forth in Part 2.16 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or is bound by:

(i) any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (i) any of the Acquired Companies or any of their ERISA Affiliates; and (ii) any active, retired or former employees, directors or consultants of any Acquired Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquired Company under applicable foreign Legal Requirements;

(ii) any Contracts identified or required to be identified in Part 2.8(b), Part 2.8(c) or Part 2.13(b) of the Company Disclosure Schedule;

(iii) any Contract with any distributor, reseller or sales representative with an annual value in excess of $100,000;

(iv) any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Company in relation to the manufacture of the Company’s products or product candidates with an annual value in excess of $500,000;

(v) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions;

(vi) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Company or any of its Subsidiaries and any of its officers or directors;

(vii) any Contract imposing, by its express terms, any material restriction on the right or ability of any Acquired Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; or (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person;

(viii) any Contract currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000;

(x) any joint marketing or development agreement;

(xi) any commercial Contract that would reasonably be expected to have a material effect on the ability of the Company to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement, that is not set forth on Part 2.3 of the Company Disclosure Schedule;

(xii) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquired Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquired Company; or

(xiii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $500,000 or more in the aggregate, or contemplates or involves the performance of services having a value in excess of $500,000 in the aggregate other than any arrangement or agreement expressly contemplated or provided for under this Agreement.

(b) Company has made available to Parent an accurate and complete copy of each Contract listed or required to be listed in Part 2.16 of the Company Disclosure Schedule (any such Contract, a “Company Contract”). Neither Company nor any of its Subsidiaries, nor to Company’s knowledge any other party to a Company Contract, has, since the Lookback Date, breached or violated in any material respect or materially defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Company Contracts. To the knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default in any material respect under any Company Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Contract; or (v) give any Person the right to cancel, terminate or modify any Company Contract. Each Company Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

2.17 Books And Records. The minute books of Company and its Subsidiaries made available to Parent or counsel for Parent are the only minute books of Company and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Company or such Subsidiaries, as the case may be. The books and records of Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Company and have been maintained in accordance with good business and bookkeeping practices.

2.18 Insurance.

(a) The Company or its Subsidiaries maintain all policies of fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements and other forms of insurance (the “Company Insurance Policies”) in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of the Company’s and its Subsidiaries’ businesses in all material respects. To Company’s knowledge, such Company Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquired Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Company Insurance Policies have been paid on a timely basis and each Acquired Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies, of such Company Insurance Policies, or summaries of all terms material thereof, have been made available to Parent.

(b) There are no material claims pending under any Company Insurance Policies as to which coverage has been questioned, denied or disputed. Since the Lookback Date, all material claims thereunder have been filed in a due and timely fashion and no Acquired Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquired Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

2.19 Government Contracts. Company has not been suspended or debarred from bidding on contracts with any Governmental Body, and no such suspension or debarment has been initiated or threatened. The consummation of the Merger and other Transactions will not result in any such suspension or debarment of Company or Parent (other than any such suspension or debarment to the extent resulting from the Company becoming a subsidiary of Parent).

2.20 Interested Party Transactions. No event has occurred during the past three years that would be required to be reported by Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Company were required to report such information in periodic reports pursuant to the Exchange Act.

2.21 Disclosure; Company Information. The information relating to Company or its Subsidiaries to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Information Statement and/or the Proxy Statement/Prospectus/ Information Statement will not, on the date the Information Statement or Proxy Statement/Prospectus / Information Statement, as applicable, is first mailed to the Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by Parent and Merger Sub or any of their Representatives for inclusion in the Proxy Statement/Prospectus/ Information Statement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows, (it being understood that each representation and warranty contained in this Article 3 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Parent Disclosure Schedule corresponding to the particular Section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Parent Disclosure Schedule by reference to another part or subpart of the Parent Disclosure Schedule; and (c) any exception or disclosure set forth in any of the Parent SEC Documents (excluding any “risk factor” sections thereof) or other part or subpart of the Parent Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty).

3.1 Organization and Qualification.

(a) Part 3.1(a) of the Parent Disclosure Schedule identifies each Subsidiary of Parent and indicates its jurisdiction of organization. Neither Parent nor any of the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule. None of the Acquiring Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Parent and Merger Sub have all necessary corporate power and authority: (i) to conduct their businesses in the manner in which their businesses are currently being conducted; (ii) to own and use their assets in the manner in which their assets are currently owned and used; and (iii) to perform their obligations under all Contracts by which they are bound.

(c) Each of Parent and Merger Sub (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except as would not have and would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(d) The copies of the certificate of incorporation and bylaws of Parent which are incorporated by reference as exhibits to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2015 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.

3.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, par value, $0.001, of which 254,746,933 shares are issued and outstanding as of the close of business on the day prior to the date hereof and 1,000,000 shares of Preferred Stock, par value $0.001 per share (“Parent Preferred Stock”), of which no shares are issued and outstanding as of the close of business on the day prior to the date hereof. No shares of capital stock are held in Parent’s treasury. All outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities laws.

(b) As of the date of this Agreement, Parent had reserved an aggregate of 44,467,069 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Parent Stock Option Plans, under which (i) options were outstanding for an aggregate of 21,686,911 shares, and 80,656,302 shares of Parent Common Stock, net of exercises, were reserved for issuance to holders of warrants to purchase Parent Common Stock upon their exercise. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 3.2(b) of the Parent Disclosure Schedule lists each outstanding option to purchase shares of Parent Capital Stock (a “Parent Option”), and the name of the holder thereof, the number of shares subject thereto, the exercise price thereof and the vesting schedule and post-termination exercise period thereof.

(c) The shares of Parent Common Stock issuable as Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, would be duly authorized, validly issued, fully paid and non-assessable.

(d) Except as set forth in Part 3.2(d) of the Parent Disclosure Schedule: (i) none of the outstanding shares of Parent Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Capital Stock are subject to any right of first refusal in favor of Parent; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquiring Companies having a right to vote on any matters on which the stockholders of Parent have a right to vote; (iv) there is no Contract to which the Acquiring Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Capital Stock. None of the Acquiring Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Capital Stock or other securities.

3.3 Authority; Non-Contravention; Approvals.

(a) Parent has the requisite corporate power and authority to enter into this Agreement and, subject to Parent Stockholder Approval, to perform its obligations hereunder and to consummate the Parent Transactions. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the Parent Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to Parent Stockholder Approval, to adoption of this Agreement by Parent as sole stockholder of Merger Sub immediately following the execution hereof, the filing and recordation of the Parent Amended and Restated Charter and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Parent Common Stock outstanding on the applicable record date (“Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent Capital Stock necessary to adopt or approve the Parent Stockholder Approval Matters. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Company, this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b) Parent’s board of directors, by resolutions duly adopted by a unanimous vote at a meeting of all directors of Parent duly called and held, or by unanimous written consent of the board of directors of Parent, and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the Parent Transactions, including the Merger, are fair to, and in the best interests of Parent’s stockholders, and (ii) resolved to recommend that Parent’s stockholders approve the Parent Stockholder Approval Matters and directed that such matters be submitted for consideration of the stockholders of Parent at the Parent Stockholders’ Meeting. The board of directors of Merger Sub has approved and declared advisable this Agreement and the Merger and submitted this Agreement to Parent, as its sole stockholder for adoption thereby. Immediately following the execution of this Agreement, Parent in its capacity as the sole stockholder of Merger Sub, shall execute a written consent adopting this Agreement.

(c) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent or Merger Sub will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) subject to obtaining Parent Stockholder Approval and compliance with the requirements set forth in Section 3.3(d) below, conflict with or violate any Legal Requirement, order, judgment or decree applicable to Parent or Merger Sub or by which their respective properties are bound or affected, except for any such conflicts or violations that would not have a Parent Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquiring Company to make any filing with or give any notice to or obtain any Consent from a Person pursuant to any Parent Contract, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent pursuant to, any Parent Contract.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation of the Parent Transactions , except for (i) the filing with the SEC of any outstanding periodic reports due under the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement/Prospectus/ Information Statement with the SEC in accordance with the Exchange Act, (iv) the filing of Current Reports on Form 8-K with the SEC within four business days after the execution of this Agreement and the Closing Date, (v) the filing of the Parent Amended and Restated Charter with the Secretary of State of the State of Delaware in accordance with Section 5.15 and (vii) such approvals as may be required under applicable state securities or “blue sky” laws or the rules and regulations of NYSE MKT or other applicable national securities exchange or over-the-counter market.

3.4 Anti-Takeover Statutes Not Applicable. The board of directors of Parent has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Transactions. The board of directors of Parent has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of Delaware Law.

3.5 SEC Filings; Parent Financial Statements; No Undisclosed Liabilities.

(a) Parent has made available to Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with or furnished by Parent to the SEC since the Lookback Date (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov (the “SEC Website”). All Parent SEC Documents have been timely filed and, as of the time a Parent SEC Document was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Parent SEC Documents required by: (1) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460); (2) Rule 13a-14 or 15d-14 under the Exchange Act; or (3) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) is accurate and complete (the “Certifications”), and complied as to form and content with all applicable Legal Requirements in effect at the time such Parent Certification was filed with or furnished to the SEC. As used in this Section 3.5, the term “file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) Except for such comment letters or correspondence as can be obtained on the SEC Website or which Parent has made available in a data room for review by Company, from the Lookback Date through the date hereof, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from the NYSE MKT or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on the NYSE MKT. Except as disclosed in the Parent SEC Documents or documents which Parent has made available in a data room for review by Company, Parent has no unresolved SEC comments. As of the date of this Agreement, Parent is in compliance in all material respects with the applicable listing and governance rules and regulations of the NYSE MKT.

(c) Since the Lookback Date, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Parent, the board of directors of Parent or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(d) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act that are effective as of the date of this Agreement.

(e) Parent and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files, submits or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

(f) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby. Parent has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K). Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s Financials in accordance with GAAP.

(g) Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any Liabilities which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except Liabilities (i) identified in the Parent Financials, (ii) incurred in connection with the Parent Transactions , (iii) disclosed in Part 3.5(g) of the Parent Disclosure Schedule, (iv) set forth in any Parent Contract, or (v) incurred since the date of the Parent Unaudited Interim Balance Sheet in the ordinary course of business.

3.6 Absence Of Certain Changes Or Events. Since the date of the most recent periodic report on Form 10-Q filed by Parent with the SEC through the date of this Agreement, each of the Acquiring Companies has conducted its business in the ordinary course of business, and (a) there has not been any event that has had a Parent Material Adverse Effect (b) no Acquiring Company has entered into or amended any material terms of any Contract, in each case providing for new obligations in excess of $100,000 or (c) incurred any Indebtedness other than with respect to the Hercules Debt.

3.7 Taxes.

(a) Each of the income and other material Tax Returns that any Acquiring Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Parent or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by Parent or are properly reserved for on the books or records of Parent and its Subsidiaries. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquiring Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquiring Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquiring Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). There are no liens for Taxes on any asset of an Acquiring Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Parent or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the SEC Documents.

(b) All material Taxes that an Acquiring Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(c) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquiring Company with any taxing authority or issued by any taxing authority to an Acquiring Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquiring Company that are, or if issued would be, binding on any Acquiring Company.

(d) No Acquiring Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business). No Acquiring Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(e) Other than the Subsidiaries identified in Part 3.1(a) of the Parent Disclosure Schedule, Parent does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes. Each Acquiring Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. None of the Acquiring Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(f) No Acquiring Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Parent has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(g) Each Acquiring Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(h) No Acquiring Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.

(i) No Acquiring Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(j) No Acquiring Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. No Acquiring Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

3.8 Intellectual Property.

(a) The Acquiring Companies own, co-own or otherwise possess legally enforceable rights in and to all Parent IP Rights, free and clear of all Encumbrances. To the knowledge of Parent, the Parent IP Rights that are owned or co-owned by an Acquiring Company or exclusively licensed to an Acquiring Company (collectively, “Parent Owned IP Rights”) are valid and enforceable. To the knowledge of Parent, no third party (other than with respect to Governmental Bodies in the normal course of patent prosecution) is overtly challenging in writing the right, title or interest of an Acquiring Company in, to or under the Parent Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights related to the AIR001 Program owned or co-owned or exclusively licensed to an Acquiring Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Parent Owned IP Rights. The Parent Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquiring Companies’ use thereof or their rights thereto.

(b) To the knowledge of Parent, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any Contracts in effect as of the date of this Agreement under which an Acquiring Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Parent IP Rights.

(c)

(i) Each Acquiring Company has taken all reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Parent Owned IP Rights.

(ii) All current and former officers and employees of, and consultants and independent contractors to, each Acquiring Company who have contributed to the creation or development of any Parent IP Rights related to the AIR001 Program owned or co-owned by an Acquiring Company have assigned all of their respective ownership rights in such IP Rights to such Acquiring Company, and have executed and delivered to such Acquiring Company an agreement (containing no exceptions or exclusions from the scope of the coverage contained in such Acquiring Company’s applicable form agreement) regarding the assignment to such Acquiring Company, of any IP Rights AIR001 Program arising from services performed for such Acquiring Company by such Persons.

(d) To the knowledge of Parent, with respect to third party Patent Rights and Trademark Rights that are valid and enforceable as of the date of this Agreement, none of the Acquiring Companies or any of their respective current activities or products related to the AIR001 Program infringes, or has misappropriated or infringed, any IP Rights of any third party, and, as of the date of this Agreement, no Acquiring Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Parent, threatened proceedings, claiming or alleging any of the foregoing.

(e) To the knowledge of Parent, no Parent Owned IP Rights related to the AIR001 Program are being infringed, misappropriated or unlawfully used by any third party nor has an third party previously infringed, misappropriated or unlawfully used any such Parent Owned IP Rights.

(f) To the knowledge of Parent, except as set forth on Schedule 3.8(f), no funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquiring Company to develop or create, in whole or in part, any Parent Owned IP Rights.

3.9 Compliance with Legal Requirements.

(a) Neither Parent nor any of its Subsidiaries, since the Lookback Date, has been or currently is, in conflict with any Legal Requirement, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for immaterial conflicts or as has been disclosed in the Parent SEC Documents (excluding any “risk factor” sections thereof). No investigation or review by any Governmental Body is pending or threatened against Parent or its Subsidiaries, nor has any governmental or regulatory body or authority indicated to an Acquiring Company in writing an intention to conduct the same.

(b) Parent holds all permits, licenses, authorizations, variances, exemptions, orders and approvals from governmental authorities which are necessary to the operation of the business of Parent and its Subsidiaries taken as a whole (collectively, the “Parent Permits”). Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Parent, threatened, which seeks to revoke or limit any Parent Permit. The rights and benefits of each Parent Permit will be available to Parent or its applicable Subsidiary immediately after the Effective Time on terms substantially identical to those enjoyed by Parent or such Subsidiary immediately prior to the Effective Time.

(c) To the knowledge of Parent, the Acquiring Companies and Persons acting in concert with and on behalf of Parent:

(i) have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and

(ii) have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.

(d) None of the Acquiring Companies, and (to the knowledge of Parent) no Representative of any of the Acquiring Companies on their behalf with respect to any matter relating to any of the Acquiring Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns.

3.10 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.10(a) of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Parent) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves any of the Acquiring Companies, any business of any of the Acquiring Companies or any of the assets owned, leased or used by any of the Acquiring Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Parent Transactions . Except as set forth is Part 3.10(a)(i) of the Parent Disclosure Schedule, none of the Legal Proceedings identified in Part 3.10(a) of the Parent Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Parent Material Adverse Effect.

(b) There is no Order to which any of the Acquiring Companies, or any material assets owned or used by any of the Acquiring Companies, is subject. To the knowledge of Parent, no officer or other key employee of any of the Acquiring Companies is subject to any Order that prohibits such officer or other key employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquiring Companies.

3.11 Brokers’ And Finders’ Fees. Except as set forth in Part 3.11 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of any of the Acquiring Companies.

3.12 Employee Benefit Plans.

(a) Part 3.12(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Parent or any ERISA Affiliate of Parent (collectively, the “Parent Employee Plans”). Neither Parent nor, to the knowledge of Parent, any other person or entity, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Parent to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Parent Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Parent subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b) Parent has made available to Company true and complete copies of each of Parent Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Parent Employee Plan that is subject to ERISA reporting requirements, Parent has made available in a data room for review by Company copies of the Form 5500 reports filed for the last three (3) plan years. Parent has made available for review by Company the most recent Determination Letter issued with respect to each such Parent Employee Plan, and to Parent’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Parent Employee Plan subject to Code Section 401(a). Parent has made available in a data room for review by Company all filings made by Parent or any ERISA Affiliate of Parent with any Governmental Body with respect to any Parent Employee Plan to the extent relevant to any ongoing obligation or liability of Parent, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c) Each Parent Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Parent and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Parent Employee Plans. Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code. None of Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Parent has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Parent’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Parent Employee Plan. Neither Parent nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Employee Plan. All contributions required to be made by Parent or any ERISA Affiliate to any Parent Employee Plan have been timely paid or accrued on the most recent Parent Financials on file with the SEC, if required under GAAP. With respect to each Parent Employee Plan, no “reportable event”

within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Parent Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Parent Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Parent is overtly threatened in communication with Parent, against or with respect to any such Parent Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Parent or any ERISA Affiliate regarding any Parent Employee Plan that would materially increase the expense of maintaining such Parent Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2015. None of the assets of Parent or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments to Parent Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Parent Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Parent under Chapter 43 of the Code. With respect to Parent Employee Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Parent Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

(d) Neither Parent nor any ERISA Affiliate of Parent has maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Parent nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) Neither Parent nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(f) With respect to each Parent Employee Plan, Parent is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998. Parent has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

(g) Each Parent Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance with, or is otherwise exempt from, Section 409A of the Code. No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Parent in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation payable by any of the Acquired Companies or any of the ERISA Affiliates will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h) Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, consummation of the Merger will not (i) entitle any current or former employee or other service provider of Parent or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Parent Employee Plan), except as expressly provided in Part 3.12(h) of the Parent Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans. No benefit payable or that may become payable by Parent pursuant to any Parent Employee Plan in connection with the Parent Transactions or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent other than ordinary administration expenses typically incurred in a termination event.
(i) Parent is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j) Parent does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non — resident aliens with no United States source income outside of the United States.

(k) With respect to each Parent Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Parent is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with an HMO pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on the most recent Parent Financials on file with the SEC.

3.13 Title to Assets; Real Property.

(a) The Acquiring Companies own, and have good, valid and marketable title to, or, in the case of leased assets, valid leasehold interests in or other rights to use, all tangible assets purported to be owned or leased by them. All of said assets are owned or leased by the Acquiring Companies free and clear of any Encumbrances, except for Permitted Liens.

(b) The Acquiring Companies do not own and have not, since the Lookback Date, owned any real property or any interest in real property, except for the leaseholders created under the real property leases identified in Part 3.13(b) of the Parent Disclosure Schedule.

3.14 Parent Contracts.

(a) Except for Excluded Contracts or as set forth in the most recent exhibit list on Parent’s Form 10-K for the year ended December 31, 2015 or subsequently filed with the SEC pursuant to any current or periodic report and available on the SEC Website or Parts 3.8(b) or 3.14 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or is bound by:

(i) any management, employment, severance, retention, transaction bonus, change in control, material consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (i) any of the Acquiring Companies or any of their ERISA Affiliates; and (ii) any active, retired or former employees, directors or material consultants of any Acquiring Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements or, in the case of consulting agreements, following the notice period required in the Contract) without any obligation on the part of any Acquiring Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquiring Company under applicable foreign Legal Requirements;

(ii) any Contracts identified or required to be identified in Part 3.16 of the Parent Disclosure Schedule;

(iii) any Contract with any distributor, reseller or sales representative with an annual value in excess of $100,000;

(iv) any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Parent in relation to the manufacture of the Parent’s products or product candidates with an annual value in excess of $100,000;

(v) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Parent Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Parent Transactions;

(vi) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Parent or any of its Subsidiaries and any of its officers or directors;

(vii) any Contract imposing, by its express terms, any material restriction on the right or ability of any Acquiring Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person (other than related to a Vepoloxamer Asset Sale); or (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person;

(viii) any Contract currently in force relating to the disposition or acquisition of assets not in the ordinary course of business (other related to the Vepoloxamer Asset Sale) or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(x) any joint marketing or development agreement;

(xi) any commercial Contract that would reasonably be expected to have a material effect on the ability of Parent to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement, that is not set forth on Part 3.3 of the Company Disclosure Schedule;

(xii) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquiring Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquiring Company;

(xiii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate, in each case following the date of this Agreement, other than any arrangement or agreement expressly contemplated or provided for under this Agreement; or

(xiv) any Contract that does not allow Parent or Subsidiary to terminate the Contract for convenience with no more than sixty (60) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination in an amount or having a value in excess of $100,000 in the aggregate.

(b) Parent has made available to Company an accurate and complete copy of each Contract listed or required to be listed in Part 3.14 of the Parent Disclosure Schedule (any such Contract, including any Contract that would be listed in Part 3.14 but for its inclusion in the most recent exhibit list of Parent’s Form 10-K for the year ended December 31, 2015 or as an exhibit to any current or periodic report subsequently filed with the SEC, but excluding Excluded Contracts, a “Parent Contract”). Neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Parent Contract, has, since the Lookback Date, breached or violated in any material respect or materially defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Parent Contracts. To the knowledge of Parent, no event has occurred, and, no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any Parent Contract or (ii) give any Person the right to declare a default in any material respect under any Parent Contract, except for any immaterial violations, breaches or defaults. To Parent’s knowledge, each Parent Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.15 Insurance.

(a) Part 3.15(a) of the Parent Disclosure Schedule sets forth each insurance policy (the “Parent Insurance Policies”) to which Parent or its Subsidiaries is a party. Parent or its Subsidiaries maintain all Parent Insurance Policies in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of Parent’s and its Subsidiaries’ businesses in all material respects. To Parent’s knowledge, such Parent Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquiring Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Parent Insurance Policies have been paid on a timely basis and each Acquiring Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies, of such Parent Insurance Policies, or summaries of all terms material thereof, have been made available to the Company.

(b) There are no material claims pending under any Parent Insurance Policies as to which coverage has been questioned, denied or disputed. Since the Lookback Date, all material claims thereunder have been filed in a due and timely fashion and no Acquiring Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquiring Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.16 Interested Party Transactions. Except as set forth in the SEC Documents, no event has occurred during the Lookback Period that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.

3.17 Disclosure. None of the representations or warranties of Parent contained herein, none of the information contained in the Parent Disclosure Schedule and none of the other information or documents furnished or to be furnished to Company by Parent or pursuant to the terms of this Agreement is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein, in light of the circumstance in which they were made, not misleading in any material respect.

3.18 Opinion of Financial Advisor. The board of directors of Parent has received an opinion of ROTH Capital Partners, LLC, financial advisor to Parent, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to Parent from a financial point of view. Parent will furnish an accurate and complete copy of said opinion to Company for informational purposes only promptly after the date hereof.

3.19 Shell Company Status. Parent is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act.

3.20 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.21 Disclosure; Parent Information. The information relating to Parent or its Subsidiaries to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Information Statement and/or the Proxy Statement/Prospectus/ Information Statement will not, on the date the Information Statement or Proxy Statement/Prospectus/ Information Statement, as applicable, is first mailed to Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. The Proxy Statement/Prospectus/ Information Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to the information that has been or will be supplied by the Company or any of it Representatives for inclusion in the Proxy Statement/Prospectus/ Information Statement.

ARTICLE 4

CONDUCT OF BUSINESS PENDING THE MERGER

4.1 Conduct of Company Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (the “Pre-Closing Period”), Company agrees, except to the extent that Parent consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), as set forth on Part 4.1 of the Company Disclosure Schedule, as expressly permitted by this Agreement or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed (and in which event, if Parent has not objected in writing to any request for consent within 3 calendar days of its receipt thereof, such consent shall be deemed irrevocably granted), Company will not, and will not permit its Subsidiaries to, do any of the following:

(a) amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), except for (i) equity awards to Company employees, officers or directors pursuant to the Company Option Plan; (ii) the issuance of shares of Company Capital Stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants or other rights to convert into or exercise for shares of Company Capital Stock, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof and (iii) in connection with a Permitted Bridge Financing;

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (other than pursuant a repurchase right in favor of the Company with respect to unvested shares at no more than cost);

(d) incur any Indebtedness or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except (i) for sales of assets in the ordinary course of business and in a manner consistent with past practice; (ii) for dispositions of obsolete or worthless assets or (iii) in connection with a Post-Closing Financing or Permitted Bridge Financing;

(e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any Contract to which an Acquired Company is a party as of the date of this Agreement), or propose to do any of the foregoing;

(f) sell, assign, transfer, license, sublicense or otherwise dispose of any Company IP Rights (other than in the ordinary course of business consistent with past practice);

(g) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, in each case with an individual value in excess of $100,000; (ii) enter into or amend any material terms of any Company Contract or grant any release or relinquishment of any material rights under any Company Contract, with new obligations or losses of rights in excess of $750,000 (with written notice provided by the Company to Parent prior to amending or entering into any such Company Contract with new obligations or losses of rights in excess of $500,000); (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(g);

(h) forgive any loans to any Person, including its employees, officers, directors or Affiliates (provided, for the avoidance of doubt, the conversion or settlement of any Indebtedness of an Acquired Company into or for equity securities of an Acquired Company shall not be deemed a forgiveness of such Indebtedness);

(i) take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(j) make or change any material Tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations for any assessment of any Tax;

(k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice;

(l) enter into any material partnership arrangements, joint development agreements or strategic alliances, other than in connection with a Post-Closing Financing or Refinancing;

(m) initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case where the Company and its Subsidiaries are claiming, or would be reasonably likely to receive or become obligated for a liability, of more than $100,000 individually.

(n) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (m) above.

4.2 Conduct of Parent Business. During the Pre-Closing Period, Parent agrees, except to the extent that Company consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), as set forth on Part 4.2 of the Company Disclosure Schedule, as expressly permitted by this Agreement or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, preserve its relationships with key customers, suppliers, distributors, licensors, licensees and others with which it has business dealings, in each case with respect to the AIR001 Program. In addition, without limiting the foregoing, other than as set forth on Part 4.2 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, without obtaining the written consent of Company, which shall not be unreasonably withheld, conditioned or delayed (and in which event, if Company has not objected in writing to any request for consent within 3 calendar days of its receipt thereof, such consent shall be deemed irrevocably granted), Parent will not, and will not permit its Subsidiaries to, do any of the following:

(a) except for the Parent Amended and Restated Charter, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise, or form any subsidiary;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), other than (i) the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof) and (ii) pursuant to the ATM Program, in each case to the extent such issuances comply with all applicable Legal Requirements;

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Parent Capital Stock, other than as may be required by the Reverse Split;

(d) incur any Indebtedness or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets and (iii) any Vepoloxamer Asset Sale));

(e) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under any Parent Stock Option Plan, Contract or this Agreement or as may be required by applicable Legal Requirements;

(f) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any Contract to which an Acquiring Company is a party as of the date of this Agreement), or propose to do any of the foregoing;

(g) sell, assign, transfer, license, sublicense or otherwise dispose of any Parent IP Rights (other than non-exclusive licenses in the ordinary course of business consistent with past practice);

(h) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets, or allow any material property or assets to become subject to any Encumbrance; (ii) enter into or amend any material terms of any Parent Contract (other than solely to decrease any payment obligation of the Acquiring Company) or grant any release or relinquishment of any material rights under any Parent Contract, with new obligations or losses of rights in excess of $50,000 in the aggregate; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.2(h);

(i) forgive any loans to any Person, including its employees, officers, directors or Affiliates (provided, for the avoidance of doubt, the conversion or settlement of any Indebtedness of an Acquiring Company into or for equity securities of an Acquiring Company shall not be deemed a forgiveness of such Indebtedness);

(j) (i) increase the wages, salary, commissions, fringe benefits or other compensation or remuneration payable or to become payable to its directors, officers, employees or consultants; (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer, employee or consultant; (iii) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, change of control or other plan, agreement, trust, fund, policy, payment, benefit or arrangement of or to any director, officer, consultant or employee, except, in each of the subsections (i) – (iii) for bonus awards in the ordinary course of business consistent with past practice or bonus awards contingent upon the completion of the Transactions or payments, including any severance, termination or change of control payments, in compliance with any such agreements or plans existing as of the date of this Agreement and the plans, agreements or terms of which were made available to the Company prior to the date hereof);

(k) hire any directors, officers, employees or consultants or terminate any directors or officers;

(l) take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(m) make or change any material Tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations for any assessment of any Tax;

(n) pay, discharge, satisfy, modify or renegotiate any claims or Liabilities, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Company, or payments, discharges or satisfactions made in the ordinary course of business and consistent with past practice;

(o) enter into any material partnership arrangements, joint development agreements or strategic alliances;

(p) accelerate the collection of, or otherwise modify Parent’s customary accounting or treatment of, any receivables outside the ordinary course of business consistent with past practice,

(q) sell, assign, convey or fail to maintain or renew any Parent Permit;

(r) initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case where Parent is claiming, or would be reasonably likely to receive or become obligated for a liability, of more than $100,000 individually;

(s) after the Net Cash Calculation is finalized pursuant to Section 1.10, dispose of any assets or otherwise take any actions other than in the ordinary course of business consistent with past practice so as to cause the final Net Cash Calculation to differ materially from actual Net Cash as of the Closing;

(t) take any action that would cause the representation in Section 3.19 to become in accurate; or

(u) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through 4.2(t) above.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Registration Statement; Proxy Statement/Prospectus/Information Statement.

(a) As promptly as practicable after the date of this Agreement the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus.

(b) Parent covenants and agrees that the Proxy Statement/Prospectus/ Information Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement/Prospectus/Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Parent, at the time of the Parent Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement/Prospectus/Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Company specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus /Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to Parent’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Parent or the Company occurs, or if Parent or the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus/ Information Statement, then Parent or the Company, as applicable, shall promptly inform the other party thereof and shall cooperate with one another in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Prospectus / Proxy Statement will be made by Parent, in each case, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. The Proxy Statement / Prospectus / Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock pursuant to this Agreement. Company and Parent shall each use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to comply with applicable federal and state securities laws requirements.

(c) Company shall reasonably cooperate with Parent and provide, and require its Representatives, advisors, accountants and attorneys to provide, Parent and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Company that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Company to be included in the Form S-4 Registration Statement. Without limiting the foregoing, Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

(d) Following the final determination of Net Cash of the Anticipated Closing Date in accordance with Section 1.10 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), Parent and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the Anticipated Closing Date (the “Exchange Ratio Announcement”), which the parties shall cause to be publicly disclosed (and which Parent shall file on Form 8-K) no later than two (2) Business Days prior to the Parent Stockholders’ Meeting.

5.2 Company Stockholder Written Consent.

(a) Promptly after the S-4 Registration Statement shall have been declared effective under the Securities Act, but, in any event, no later than 11:59 PM on the date that is one (1) Business Day prior to the Parent Stockholders’ Meeting (as such Parent Stockholders’ Meeting may be adjourned or postponed as permitted by Section 5.3(a)) or if such date is required to be later by applicable Legal Requirements or requested to be later by the SEC, 11:59 PM on such date (such time, the “Company Vote Deadline”), the Company shall obtain the approval by written consent from certain of those Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL (“Company Stockholder Written Consent”) for purposes of (i) adopting this Agreement and approving the Merger, and all other Transactions (ii) acknowledging that the approval given thereby is irrevocable and that such Company Stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of Delaware Law, a copy of which was attached thereto, and that such Company Stockholder has received and read a copy of Section 262 of Delaware Law, (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its Company Capital Stock under Delaware Law and (iv) provide for the conversion of all Company Preferred Stock into Company Common Stock immediately prior to, and contingent upon the occurrence of, the Effective Time (collectively, the “Company Stockholder Matters”). Without the prior written approval of Parent (not to be unreasonably withheld, conditioned or delayed), the Company Stockholder Written Consent shall not include any other approval or consent other than with respect to the Company Stockholder Matters and other any ancillary or related approvals customary or required in connection therewith. Subject to the terms of a Voting Agreement applicable to any Company Stockholder signatory thereto, the Company Stockholder Written Consent shall provide that such consent may be revoked by any signatory thereto until the Company Vote Deadline. In connection with the solicitation of the Company Stockholder Written Consent, the Company shall mail to Company Stockholders as of the record date established for the approval of the Company Stockholder Matters, the Proxy Statement / Prospectus / Information Statement, such mailing to occur substantially contemporaneous with Parent’s mailing of the Proxy Statement / Prospectus / Information Statement to the Parent Stockholders in accordance with Section 5.3(a).

(b) Company agrees that, subject to Section 5.2(c) : (i) Company’s Board of Directors shall recommend that Company’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of Company’s Board of Directors that Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); (ii) the Proxy Statement/Prospectus/Information Statement will include the Company Board Recommendation; and (iii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Board of Directors of Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed and (iv) the Company shall use its reasonable best efforts cause each of its stockholders to execute a Company Stockholder Written Consent as soon as practicable after the time the S-4 Registration Statement shall have been declared effective under the Securities Act, but, in any event, no later than the Company Vote Deadline.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of the Company Stockholders Matters by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified (a “Company Change in Recommendation”) if the board of directors of Company concludes in good faith, after having consulted with the Company’s outside legal counsel and financial advisors, that (x) as a result of Company’s receipt of an Acquisition Proposal that does not result from a violation of Section 5.12 that constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Company that occurs or arises after the date of this Agreement and that was neither known to Company or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Company Intervening Event”), and in each case the withdrawal or modification of the Company Board Recommendation is required in order for the board of directors of Company to comply with its fiduciary obligations to Company’s stockholders under applicable Legal Requirements; provided, however, that prior to Company taking any action permitted under this Section 5.2(c), Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that it intends to effect such withdrawal or modification to the Company Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Company Acquisition Proposal, the information required by Section 5.12(b) and, in the case of a Company Intervening Event, the material facts and circumstances related to the applicable Company Intervening Event), and during such four (4) business day period, (i) Company shall negotiate, and cause its Representatives to negotiate, with Parent in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Company’s board of directors to effect such withdrawal or modification, and (ii) Company shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Company Board Recommendation.

(d) Notwithstanding the occurrence any Company Change in Recommendation, the Company shall nonetheless submit this Agreement to the Company Stockholders for approval in the Information Statement unless this Agreement is terminated in accordance with Article 7 prior to the mailing of the Information Statement.

5.3 Parent Stockholders’ Meeting.

(a) Parent shall (i) take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock (such meeting, the “Parent Stockholders’ Meeting”)

to vote on the Merger, the issuance of Parent Common Stock in the Merger, the Parent Amended and Restated Charter, including for purposes of effectuating Reverse Split (collectively, the “Parent Stockholder Approval Matters”) and (ii) mail to Parent Stockholders as of the record date established for the Parent Stockholders’ Meeting, Proxy Statement / Prospectus / Information Statement. The Parent Stockholders’ Meeting shall be held as promptly as practicable, and in any event within 45 days, after the Form S-4 Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on a date preceding the date on which or the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (B) it will not have sufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may (or will, at the Company’s direction) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. In the event that during the five (5) Business Days prior to the date that the Parent Stockholders’ Meeting is then scheduled to be held, Parent delivers a notice of an intent to make an Parent Change in Recommendation, the Company may direct Parent to recess or adjourn the Parent Stockholders’ Meeting for up to five (5) Business Days and Parent shall promptly, and in any event no later than the next Business Day, recess or adjourn the Parent Stockholders’ Meeting in accordance with the Company’s direction. In addition, in the event the Parent Stockholders’ Meeting is scheduled to occur less than two (2) Business Days after the publication of the Exchange Ratio Announcement, Parent may, or the Company may direct Parent to, recess or adjourn the Parent Stockholders’ Meeting until the date such that the meeting would be held on the date that is two (2) Business Days following the publication of the Exchange Ratio Announcement (in each case to the extent the Company or Parent believes in good faith that such recess or adjournment is required by applicable Legal Requirements or the rules of the NYSE MKT). Parent will ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Parent agrees that, subject to Section 5.3(c) : (i) Parent’s Board of Directors shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Approval Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Parent recommends that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters (the recommendation of Parent’s Board of Directors that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to Company, and no resolution by the Board of Directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to Company shall be adopted or proposed; and (iv) Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approval, including by soliciting proxies in favor thereof.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Parent Stockholder Approval Matters by the Parent Stockholder Approval, the Parent Board Recommendation may be withdrawn or modified (a “Parent Change in Recommendation”) if the board of directors of Parent concludes in good faith, after having consulted with Parent’s outside legal counsel and financial advisors, that (x) as a result of Parent’s receipt of an Acquisition Proposal that did not result from a violation of Section 5.13 that constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement and that was neither known to Parent or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Parent Intervening Event”), and in each case the withdrawal or modification of the Parent Board Recommendation is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent’s stockholders under applicable Legal Requirements; provided, however, that prior to Parent taking any action permitted under this Section 5.3(c), Parent shall provide Company with four (4) Business Days’ prior written notice advising the Company that it intends to effect such withdrawal or modification to the Parent Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Parent Acquisition Proposal, the information required by Section 5.13(b) and, in the case of a Parent Intervening Event, the material facts and circumstances related to the applicable Parent Intervening Event), and during such four (4) business day period, (i) Parent shall negotiate, and cause its Representatives to negotiate, with Company in good faith (to the extent the Company wishes to negotiate) to enable Company to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Parent’s board of directors to effect such withdrawal or modification, and (ii) Parent shall consider in good faith any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Parent Board Recommendation.

(d) Notwithstanding the occurrence of any Parent Change in Recommendation, Parent shall nonetheless submit this Agreement to the Parent Stockholders for adoption at the Parent Stockholders Meeting unless this Agreement is terminated in accordance with Article 7 prior to the Parent Stockholders Meeting.

(e) Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from (i) taking and disclosing to the stockholders of Parent a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act) or (ii) making a “stop, look and listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act, in each case provided Parent has otherwise complied with the terms of this Section 5.3, provided, however, that any disclosure made by Parent or its board of directors pursuant to Rules 14d-9 or 14e-2(a) will be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the board of directors of Parent determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, further, that (A) in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Parent Change in Recommendation subject to the terms and conditions of this Agreement unless Parent’s Board of Directors reaffirms the Parent Board Recommendation in such disclosure or public statement; and (B) Parent shall not affect a Parent Change in Recommendation unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4 Access to Information; Confidentiality. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, and upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, Company and Parent will each afford to the officers, employees, accountants, counsel and other Representatives of the other party, reasonable access, during the Pre-Closing Period, to all its properties, books, contracts, commitments and records (including, without limitation, Tax records) and, during such period, Company and Parent each will furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each will make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request; provided, that each of Company and Parent reserves the right to withhold any information if access to such information would be reasonably likely to result in any such party forfeiting attorney-client privilege between it and its counsel with respect to such information, in which event such party shall cause such information to be delivered in a form or summary, including any redactions that may be necessary, so as to provide as much requested information as reasonably practicable while retaining such privilege. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company and Parent will promptly provide the other party with copies of: (a) all material operating and financial reports prepared by Company or Parent (or their respective Representatives), as applicable, for such party’s senior management, including copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports; (b) any written materials or communications sent by or on behalf of such party to its stockholders; (c) any material notice, document or other communication sent by or on behalf of any of such party to any third party to any Company Contract or Parent Contract, as applicable, or sent to Company or Parent by any third party to any Company Contract or Parent Contract, as applicable, (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices); (d) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other Transactions; and (e) any material notice, report or other document received from any Governmental Body. Each party will keep such information confidential in accordance with the terms of the currently effective confidentiality agreement (the “Confidentiality Agreement”) between Parent and Company; provided that the Company may make disclosure of such information to its stockholders or other third parties as may be reasonably necessary to enable the Company to comply with its obligations under this Agreement, including without limitation under Section 5.2 hereof, or otherwise in connection with a Post-Closing Financing or Refinancing (provided that any third party receiving such information shall be required to execute a non-disclosure agreement on customary terms with respect to any information disclosed in connection therewith).

5.5 Regulatory Approvals and Related Matters. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Parent and Company shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.6 Director Indemnification and Insurance.

(a) From and after the Effective Time, Parent and the Surviving Corporation will fulfill and honor in all respects the obligations of Company and Parent which exist prior to the date hereof to indemnify Company’s and Parent’s present and former directors and officers and their heirs, executors and assigns (each, a “D&O Indemnified Party”). The Company directors and officers who become directors and officers of the Surviving Corporation and Parent will enter into Parent’s standard indemnification agreement, which will be in addition to any other contractual rights to indemnification. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company and Parent will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Company or Parent, unless such modification is required by Legal Requirements.

(b) Effective as of the Effective Time, the Company may secure a “tail” policy on Company’s existing directors and officer’s liability insurance policy for a period of six (6) years.

(c) Effective as of the Effective Time, Parent will secure a directors and officers liability “tail” policy on Parent’s existing directors and officers for a period of six (6) years.

(d) This Section 5.6 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Company, the Surviving Corporation, Parent and the D&O Indemnified Parties, and will be binding on all successors and assigns of Parent and the Surviving Corporation.

5.7 Notification of Certain Matters.

(a) Company will give prompt notice to Parent, and Parent will give prompt notice to Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate such that the conditions set forth in Section 6.2(a) or Section 6.3(a), as applicable, would fail to be satisfied as of the Closing, (ii) any failure of Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions set forth in Section 6.2(b) or Section 6.3(b), as applicable, would fail to be satisfied as of the Closing, (iii) with respect to Parent, any issuances or sales under the ATM Program to the extent Parent has a good faith belief that such issuance or sale will, or will be reasonably likely to, constitute, either in whole or in part, a Non-Dilutive ATM Issuance; and (iv) whether any holder of shares of Parent Capital Stock or any security or other right convertible into or exercisable for shares of Parent Capital Stock has made any demand or request for the repurchase of any such share, security or right; provided, however, that the delivery of any notice pursuant to this Section 5.7 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice will not be treated as a breach of covenant for the purposes of Sections 6.2(a) and 6.3(a) unless the failure to give such notice results in material prejudice to the other party.

(b) Each of Company and Parent will give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or other Transactions; (ii) any notice or other communication from any Governmental Body in connection with the Merger or other Transactions; (iii) any litigation relating to or involving or otherwise affecting Company or Parent that relates to the Merger or other Transactions; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company Contract; and (v) any change that would be considered reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect.

5.8 Stockholder Litigation. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, Parent shall promptly notify Company of any litigation brought, or threatened, against Parent and/or members of the board of directors of Parent or any of its officers relating to the Transactions or otherwise and shall keep Company informed on a reasonably current basis with respect to the status thereof. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, Company shall promptly notify Parent of any litigation brought, or threatened, against Company and/or members of the board of directors of Company or any of its officers relating to the Transactions or otherwise and shall keep Parent informed on a reasonably current basis with respect to the status thereof. Each Party shall give the other Party the right to review and comment on all material filings or responses to be made by such Party in connection with the foregoing and, no settlement shall be agreed to in connection with the foregoing without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.9 Public Announcements. Parent and Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, Parent may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent or review of Company.

5.10 Conveyance Taxes. Parent and Company will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

5.11 Board of Directors and Officers of Parent. Parent will take all actions necessary, in consultation with Company, to cause the board of directors of Parent, immediately after the Effective Time, to consist of five members as designated by the Company (the “Company Appointees”) and two independent directors, as designated by the Parent, subject to the consent of Company (not to be unreasonably withheld), in each case prior to the mailing of the Proxy Statement/Prospectus/Information Statement. Prior to the mailing of the Proxy Statement/Prospectus/Information Statement, Parent shall provide executed resignation letters (effective as of the Effective Time) for all members of the board of directors who will no longer be members of the board of directors of Parent effective immediately after the Effective Time; provided, however, the parties acknowledge that so long as Parent remains a public reporting company, the board of directors of Parent will continue to satisfy applicable securities laws, including, without limitation, maintaining an independent audit committee, and the nominations by Company and Parent hereunder will allow Parent to comply with such applicable Legal Requirements. Each new member of the board of directors of Parent that was not a member of the board of directors of Parent immediately before the Effective Time shall enter into an indemnification agreement with Parent, on a form to be mutually agreed between Parent and the Company (and absent such agreement, on Parent’s form indemnification agreement), within fifteen (15) days of their appointment. The executive officers of Parent immediately after the Effective Time will be designated by the Company (and such individuals will, to the extent reasonably practicable, be identified prior to the Company sending the Information Statement)

5.12 Non-Solicitation by Company.

(a) Beginning on the date hereof and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, but subject to Section 5.12(d), the Company will not and will not authorize or permit any of its Subsidiaries or any Representative of Company or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Company Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, this Section 5.12(a) will not prohibit Company from furnishing nonpublic information regarding Company and its Subsidiaries to, entering into discussions with or facilitating or cooperating with the submission of, an Acquisition Proposal made by any Person in response to any such Acquisition Proposal that, after consultation with a financial advisor and outside legal counsel, Company’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal did not result from a breach of this Section 5.12(a), (2) the board of directors of Company concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Company to comply with its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements, (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Company gives Parent written notice of the identity of such Person, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of Company’s intention to furnish information to, or enter into discussions with, such Person, and Company receives from such Person an executed confidentiality agreement on terms no less favorable to Company than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Company (an “Acceptable Company Confidentiality Agreement”), and (4) substantially contemporaneous with furnishing any such information to such Person, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Without limiting the generality of the foregoing, Company acknowledges and agrees that in the event any Representative of Company (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Company (or its Subsidiaries), takes any action that, if taken by Company (or its Subsidiaries), would constitute a breach of this Section 5.12, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.12 by Company for purposes of this Agreement.

(b) Company will promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Company or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period. Company will keep Parent informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

(c) Company will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

(d) Notwithstanding the terms of Sections 5.12(a)-(c), the Company shall be permitted to take, or refrain from taking, any action described therein to the extent any such action is taking in connection with or with a view towards consummating a Post-Closing Financing or Refinancing, and no such action or omission will be deemed a violation of the terms of this Section 5.12.

5.13 Non-Solicitation by Parent.

(a) Beginning on the date hereof and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, Parent will not and will not authorize or permit any of its Subsidiaries or any Representative of Parent or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Parent Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Parent Stockholder Approval, this Section 5.13(a) will not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, entering into discussions with, or facilitating or cooperating with the submission of, an Acquisition Proposal made by any Person in response to any such Acquisition Proposal that, after consultation with a financial advisor and outside legal counsel, Parent’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal did not result from a breach of this Section 5.13(a), (2) the board of directors of Parent concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Parent to comply with its fiduciary obligations to the Parent’s stockholders under applicable Legal Requirements, (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of Parent’s intention to furnish information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement on terms no less favorable to Parent than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent as well as customary “standstill” provisions (an, “Acceptable Parent Confidentiality Agreement”) (4) substantially contemporaneous with furnishing any such information to such Person, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that in the event any Representative of Parent (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Parent (or its Subsidiaries), takes any action that, if taken by Parent (or its Subsidiaries), would constitute a breach of this Section 5.13, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.13 by Parent for purposes of this Agreement.

(b) Parent will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Company orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Parent or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period. Parent will keep Company informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

(c) Parent will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

5.14 Section 16 Matters. Subject to the following sentence, prior to the Effective Time, Parent and Company will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least thirty (30) days prior to the Closing Date, Company will furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; and (b) the number of other derivative securities (if any) with respect to Company Capital Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.15 Parent Amended and Restated Charter. Immediately prior to the Effective Time, Parent will file the Parent Amended and Restated Charter with the Secretary of State of the State of Delaware to become effective immediately prior to the Effective Time.

5.16 Termination of Company Stockholder and Other Related Agreements. Prior to the Closing Date, Company will obtain the necessary written consent of its stockholders to, effective upon the Closing Date, terminate the following agreements, or any successor agreement to such agreements, to which the Company and certain of its stockholders are a party: (i) the Fourth Amended and Restated Investor Rights Agreement, dated

December 3, 2015, (ii) the Third Amended and Restated Voting Agreement, dated July 15, 2016 and (iii) the Fifth Amended and Restated Right of First Refusal Agreement, dated July 15, 2016.

5.17 Company Options; Restricted Shares.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan, whether or not vested, will be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Option Plan. All rights with respect to Company Common Stock under Company Options assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent will continue in full force and effect and the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of such Company Option will otherwise remain unchanged; provided, however, that: (1) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.17(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time (for the avoidance of doubt, no such adjustment shall be made in respect of any Post-Closing Financing); and (2) Parent’ board of directors or a committee thereof will succeed to the authority and responsibility of Company’s board of directors or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.17(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option will not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code. It is the intention of the parties that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.

(b) At the Effective Time, each unvested Company Restricted Share that is outstanding immediately prior to the Effective Time under the Company Option Plan will be exchanged for restricted shares of Parent Common Stock that shall have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Company Option Plan and the applicable Company Restricted Share agreements relating thereto, as in effect immediately prior to the Effective Time, in an amount equal to the number of Company Restricted Shares outstanding with respect to such Company Restricted Share award immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock.

(c) Parent will file with the SEC, as soon as practicable after the Effective Time, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to Company Options and Company Restricted Shares assumed by Parent in accordance with Section 5.17(a), to the extent permitted by federal securities laws, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses delivered with respect to such shares) for so long as such options remain outstanding.

(d) Within twenty (20) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Company Option or Company Restricted Share a document evidencing the foregoing assumption of such option or restricted shares by Parent.

5.18 Company Warrants.

(a) At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Parent Common Stock. All rights with respect to Company Common Stock under Company Warrants assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio (as adjusted in accordance with Section 1.10) and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Parent will continue in full force and effect and the term, exercisability and other provisions of such Company Warrant will otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Parent in accordance with this Section 5.18(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time. For the avoidance of doubt, no such adjustment shall be made in respect of any Post-Closing Financing.

(b) Within twenty (20) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Company Warrant a document evidencing the foregoing assumption of such warrant by Parent.

5.19 Parent Warrants. If required by any applicable Parent Warrant, promptly after the date of this Agreement, and in any event within twenty (20) Business Days before the Effective Time, Parent shall deliver notice to the holders of such Parent Warrants with respect to the Transactions and the rights of the holders thereof in connection therewith, subject to the review and approval of Company (not to be unreasonably withheld).

5.20 Allocation Certificate. Company will prepare and deliver to Parent at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Company in a form reasonably acceptable to Parent which sets forth (a) a true and complete list of the Company Stockholders immediately prior to the Effective Time and the number and type of shares of Company Capital Stock owned by each such Company Stockholder, and (b) the allocation of the Merger Consideration among the Company Stockholders pursuant to the Merger (the “Allocation Certificate”).

5.21 Employee Benefit Matters. At the Company’s request prior to the Closing, Parent will terminate any or all Parent Employee Plans intended to include a Code Section 401(k) arrangement (each, a “Parent 401(k) Plan”) or any other Parent Employee Plan related to medical, dental, life insurance or similar benefits, with such terminations to be effective as of the day immediately preceding the Closing Date or as soon as reasonably practicable at the Closing, as applicable, with such termination shall be reflected in resolutions of Parent’s board of directors. The form and substance of such resolutions will be subject to the prior review and approval of the Company. All reasonable out of pocket expenses incurred by Parent in connection with the termination of the Parent 401(k) Plan and such other Parent Employee Plans terminated pursuant to this Section 5.21 shall be the responsibility of Company and shall specifically be excluded from any Parent Transaction Costs or shall not otherwise reduce the Net Cash of Parent.

5.22 Company and Parent Disclosure Schedules. Each of Company and Parent may in its discretion, for informational purposes only, supplement the information set forth on the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, on the date of this Agreement or that is necessary to correct any information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof. Any such amended or supplemented disclosure shall not be deemed to modify the representations and warranties of Company, Parent or Merger Sub for purposes of Section 6.2(a) and 6.3(a) of this Agreement.

5.23 Post-Closing Financing; Refinancing.

(a) Prior to the Effective Time, Parent will use its commercially reasonable efforts, and will cause each of its Subsidiaries and Representatives to use their respective commercially reasonable efforts, to provide the Company with cooperation reasonably requested in writing by the Company to assist the Company in (i) negotiating, executing definitive agreements with respect to and consummating a Post-Closing Financing and (ii) renegotiating and refinancing the terms of all or any portion of Parent’s outstanding Hercules Debt, which may or not include obtaining a new lender in order to replace any Hercules Debt outstanding and currently owed to Hercules, in each case effective on or after the Effective Time (any such action, a “Refinancing”). In no event shall Parent, and Parent shall use its commercially reasonable efforts to cause the other Acquiring Companies and its and their Representatives not to, intentionally or knowingly take any action to with respect to any third party in connection with a Refinancing, Post-Closing Financing or Permitted Bridge Financing other than to the extent such action was reasonably requested to be taken by the Company consistent with the terms of this Section 5.23(a).

(b) Notwithstanding the provisions of Section 5.23(a) or any other provision of this Agreement, nothing in this Agreement will require Parent or any of its Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement that is effective prior to the Closing, (C) give any indemnities that are effective prior to the Effective Time, (D) take any action that, in the good faith determination of Parent, would unreasonably interfere with the conduct of the business of Parent and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of Parent or any of its Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under applicable Legal Requirements or is legally privileged, or (F) take any action that will conflict with or violate its organizational documents or any applicable Legal Requirements or would result in a violation or breach of, or default under, any agreement to which Parent or any of its Subsidiaries is a party. All reasonable out of pocket costs and expenses incurred by Parent, its Subsidiaries and Representatives as a result of the cooperation contemplated by Section 5.23(a) shall be the responsibility of the Company and shall specifically be excluded from any Parent Transaction Costs or shall not otherwise reduce the Net Cash of Parent.

5.24 Tax Matters.

(a) Parent, Merger Sub and Company shall use their respective reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with any tax opinion or description of the U.S. federal income tax consequences of the Merger contained or set forth in the Form S-4. None of Parent, Merger Sub or the Company shall (and each of the foregoing shall not permit or cause any affiliate or subsidiary to) take any actions, fail to take any actions, or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(b) Parent, Merger Sub and Company shall treat, and shall not take any Tax reporting position inconsistent with the treatment of, the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.25 Hercules Debt. During the Pre-Closing Period, Company and Parent shall use commercially reasonable efforts to engage in discussions with Hercules regarding a renegotiated, refinancing or new written agreement or arrangement with Hercules related to the existing Hercules Debt (“Hercules Refinancing”).

5.26 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and other Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.

5.27 Reverse Split. Parent shall submit to the holders of Parent Common Stock at the Parent Stockholders’ Meeting a proposal to approve and adopt Parent Amended and Restated Charter authorizing the Board of Directors of Parent to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and Company (the “Reverse Split”) and within the range approved by the holders of Parent Common Stock. Parent shall cause the Reverse Split to be implemented and take effect immediately prior to the Effective Time.

5.28 Lock-up Agreements. During the Pre-Closing Period, Company shall deliver a Company Lock-up Agreement to each of the Company Stockholders and shall use its commercially reasonable efforts to cause its Company Stockholders to enter into such Company Lock-up Agreement.

5.29 Listing. Parent will promptly (i) to the extent required by the rules and regulations of NYSE MKT, (A) prepare and submit to NYSE MKT an application for the listing of the shares of Parent Common Stock to be issued in the Merger and use its reasonable commercial efforts to cause such shares to be approved for listing (subject to notice of issuance), (B) approve the Reverse Split, and (C) approve the new NYSE MKT ticker symbol, and (ii) to the extent required by NYSE MKT Company Guide, file an initial listing for the Parent Common Stock on NYSE MKT (the “NYSE MKT Listing Application”) and use its reasonable commercial efforts to cause such NYSE MKT Listing Application to be approved prior to the Effective Time; provided no such submission or filing shall be made without the Company’s consent to the form and substance thereof, such consent not to be unreasonably withheld, conditioned or delayed. Company will cooperate with Parent as reasonably requested by Parent to cause the NYSE MKT Listing Application to be approved and the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NYSE MKT and will promptly furnish to Parent all information concerning the Acquired Companies and their stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.28.

5.30 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL.

5.31 Duke University. During the Pre-Closing Period, Company and Parent shall use commercially reasonable efforts to engage in discussions with Duke University regarding a renegotiated, restructured or new written agreement or arrangement with Duke University related to the AIR001 Program Agreement.

ARTICLE 6

CONDITIONS TO THE MERGER

6.1 Conditions To Obligation Of Each Party To Effect The Merger. The respective obligations of each party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any proceeding brought by any administrative agency or commission or other Governmental Body or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(b) Governmental Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been terminated.

(c) Stockholder Approvals. This Agreement will have been duly adopted and the Merger will have been duly approved by the Required Company Stockholder Vote and the Parent Stockholder Approval Matters will have been duly adopted and approved by the Parent Stockholder Approval.

(d) Form S-4. The Form S-4 Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE MKT, subject to official notice of issuance.

6.2 Additional Conditions to Obligations of Parent. The obligations of Parent to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Company (i) set forth in Section 2.2 (Capital Structure) and 2.3 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 2.2 (Capital Structure) and 2.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Company Material Adverse Effect; provided that, for purposes of this clause (ii), all “Company Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Company contained in this Agreement will be disregarded. Parent will have received a certificate to such effect signed by an officer of Company. For purposes of clarity, the transactions contemplated by Article 1 of this Agreement shall not constitute a breach of the representations and warranties of Company set forth in Section 2.2 (Capital Structure).

(b) Agreements and Covenants. Company will have performed or complied with in all material respects its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent will have received a certificate to such effect signed by and officer of Company.

(c) Company Material Adverse Effect. Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Company or any Subsidiary of Company having, individually or in the aggregate, a Company Material Adverse Effect that is continuing.

(d) FIRPTA Certificate. Parent will have received from Company applicable FIRPTA documentation, consisting of (i) a notice to the IRS, in accordance with the requirements of Section 1.897-2(h)(2) of the Treasury Regulations, in substantially the form of Exhibit E attached hereto, dated as of the Closing Date and executed by Company, together with written authorization for Parent to deliver such notice form to the IRS on behalf of Company after the Closing, and (ii) a FIRPTA Notification Letter, in substantially the form of Exhibit F attached hereto, dated as of the Closing Date and executed by Company.

(e) Dissenting Shares. The holders of no more than five percent (5%) of the shares of Company Capital Stock on an as-converted to Company Common Stock basis will have demanded and not lost or withdrawn appraisal rights.

(f) Allocation Certificate. The Chief Financial Officer of Company will have executed and delivered to Parent the Allocation Certificate.

(g) Company Board of Directors Resignation Letters. Parent will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Company and each of its Subsidiaries contemplated by Section 5.11, pursuant to which each such person will resign as a member of the board of directors of Company immediately following the Effective Time.

(h) Preferred Stock Conversion. Company shall have effected a conversion of all shares of Company Preferred Stock into shares of Company Common Stock immediately prior to the Effective Time (the “Preferred Stock Conversion”).

6.3 Additional Conditions to Obligations Of Company. The obligation of Company to effect the Merger is also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 3.2 (Capital Structure) and 3.3 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 3.2 (Capital Structure) and 3.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Parent Material Adverse Effect; provided that, for purposes of this clause (ii), all “Parent Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Parent and Merger Sub contained in this Agreement will be disregarded. Company will have received a certificate to such effect signed by an officer of each of Parent and Merger Sub.

(b) Agreements and Covenants. Parent and Merger Sub will have performed or complied with in all material respects its agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time. Company will have received a certificate to such effect signed by an officer of Parent.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Parent or any

Subsidiary of Parent having, individually or in the aggregate, a Parent Material Adverse Effect, that is continuing.

(d) Parent Board of Directors Resignation Letters. Company will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Parent contemplated by Section 5.11 and each of the Parent Subsidiaries, as applicable, pursuant to which each such person will resign as a member of the board of directors of Parent immediately following the Effective Time.

(e) Company Appointees. Each of the Company Appointees shall have been duly elected to the board of directors of Parent.

(f) Hercules Debt. Unless otherwise agreed to between Parent and the Company, Parent shall have entered into an amendment to the Hercules Agreement in accordance with the terms set forth on Schedule 6.3(f) and such amendment shall not contain any other material terms not reflected on Schedule 6.3(f) without the consent of the Company which consent, if required, shall not be unreasonably withheld (the “Hercules Extension”).

(g) Reverse Split. The Reverse Split shall have become effective.

ARTICLE 7

TERMINATION

7.1 Termination. This Agreement may be terminated and the Merger may be abandoned, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company and Parent:

(a) by mutual written consent of Company and Parent duly authorized by each of their respective boards of directors;

(b) by either Parent or Company if the Merger has not been consummated by the End Date (provided that the right to terminate this Agreement under this Section 7.1(b) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Merger to occur on or before such date); provided, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) days prior to the End Date, then either Parent or Company shall be entitled to extend the End Date for an additional sixty (60) days;

(c) by either Parent or Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission will have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Parent if the Required Company Stockholder Vote shall not have been obtained by the Company Vote Deadline; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 7.1(d); provided, further, that the right to terminate this Agreement under this Section 7.1(d) will not be available if Parent’s failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Required Company Stockholder Vote to be obtained at or before such time);

(e) by either Parent or Company, if the Parent Stockholder’s Meeting shall have been held (subject to any adjournment or postponement permitted by Section 5.3(a)) and the Parent Stockholder Approval contemplated by this Agreement will not have been obtained thereat (provided that the right to terminate this Agreement under this Section 7.1(e) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Parent Stockholder Approval to be obtained thereat);

(f) by Company (at any time prior to the approval of the Merger and the issuance of Parent Common Stock in the Merger by the Parent Stockholder Approval) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the approval of the Merger by the Required Company Stockholder Vote) if an Company Triggering Event shall have occurred;

(h) by Parent upon breach of any of the representations, warranties, covenants or agreements on the part of Company set forth in this Agreement, or if any representation or warranty of Company will have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Company, then this Agreement will not terminate pursuant to this Section 7.1(h) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Parent to Company of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(h); provided, further that no termination may be made pursuant to this Section 7.1(h) solely as a result of the failure of Company to obtain the Required Company Stockholder Vote (in which case such termination must be made pursuant to Section 7.1(d)); and

(i) by Company upon breach of any of the representations, warranties, covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub will have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Parent or Merger Sub, then this Agreement will not terminate pursuant to this Section 7.1(i) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Company to Parent of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(i); provided, further that no termination may be made pursuant to this Section 7.1(i) solely as a result of the failure of Parent to obtain the Parent Stockholder Approval (in which case such termination must be made pursuant to Section 7.1(e)).

7.2 Effect Of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement will forthwith become void and there will be no liability on the part of any party hereto or any of its Affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.2, 7.3 and Article 8 hereof and (ii) for any liability for any willful breach of any representation, warranty, covenant or obligation contained in this Agreement (for purposes of this Section 7.2, a “willful breach” is an act or omission with the actual knowledge that such act or omission would cause a breach of this Agreement). No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will, in addition to this Article 7 and Article 8, survive termination of this Agreement in accordance with its terms.

7.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 7.3, all Transaction Costs incurred in connection with this Agreement and the Transactions will be paid by the party incurring such Transaction Costs, whether or not the Merger is consummated; provided, however, that if the Merger is consummated, such Transactions Costs of Parent will be paid by Parent.

(b) In the event that either:

(i) (A) this Agreement is terminated pursuant to Section 7.1(b), 7.1(e) or 7.1(i), (B) at any time before such termination and before the Parent Stockholders’ Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent’s Board of Directors or to Parent Stockholders generally and (C) within nine (9) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(f);

then Parent shall, subject to the terms of Section 7.3(d), pay to Company or its designee(s) a nonrefundable fee in an amount equal to $1,800,000 (the “Parent Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (i)(C) and (2) in the case of a payment required by clause (ii) above, within two (2) Business Days of the date of termination of this Agreement.

(c) In the event that either:

(i) (A) this Agreement is terminated pursuant to Section 7.1(b), 7.1(d) or 7.1(h), (B) at any time before such termination and before the earlier of the Parent Stockholders’ Meeting or the delivery of the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company’s Board of Directors or to Company Stockholders generally and (C) within nine (9) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; or

(ii) this Agreement is terminated by the Parent pursuant to Section 7.1(g);

then the Company shall, subject to the terms of Section 7.3(f), pay to Company or its designee(s) a nonrefundable fee in an amount equal to $2,500,000 (the “Company Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (i)(C) and (2) in the case of a payment required by clause (ii) above, within two (2) Business Days of the date of termination of this Agreement.

(d) If this Agreement is terminated by Company pursuant to Sections 7.1(e) or 7.1(i), or if this Agreement is terminated by Parent pursuant to Section 7.1(e) or 7.1(b) (but only if at such time the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(e) or 7.1(i)), then Parent shall reimburse Company for all reasonable fees and expenses incurred by Company in connection with this Agreement and the Transactions, including without limitation (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the Transactions (such expenses, including (x) and (y) above, collectively, the “Third Party Expenses”), up to a maximum of $250,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses. Notwithstanding the foregoing, if Company is entitled to reimbursement for Third Party Expenses and the Company Termination Fee, Parent’s liability shall be capped at an amount equal to the Company Termination Fee and in no event shall Parent be required to pay Company any amount in excess of the Company Termination Fee in the event of termination of this Agreement.

(e) If this Agreement is terminated by Parent pursuant to Sections 7.1(d) or 7.1(h), or if this Agreement is terminated by the Company pursuant to Section 7.1(d) or 7.1(b) (but only if at such time Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(d) or 7.1(h)), then Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of $250,000 (the “Parent Expense Reimbursement ”), by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to Company true and correct copies of reasonable documentation supporting such Third Party Expenses; Notwithstanding the foregoing, if Parent is entitled to the Parent Expense Reimbursement and the Parent Termination Fee, Company’s liability shall be capped at an amount equal to the Parent Termination Fee and in no event shall Company be required to pay Parent any amount in excess of the Parent Termination Fee in the event of termination of this Agreement.

(f) If either Party fails to pay when due any amount payable by such Party under Section 7.3(b) , (c) or (d) , then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 7.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g) The Parties agree that the payment of the fees and expenses set forth in this Section 7.3, subject to Section 7.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 7.3, it being understood that in no event shall either Parent or Company be required to pay fees or damages payable pursuant to this Section 7.3 on more than one occasion. Subject to Section 7.2, the payment of the fees and expenses set forth in this Section 7.3, and the provisions of Section 8.9, each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Merger and the other Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the Merger, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE 8

GENERAL PROVISIONS

8.1 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement will be in writing and will be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email before 11:59 p.m. (recipient’s time), when transmitted; (c) if sent by email on a day other than a Business Day, or if sent by email after 11:59 p.m. (recipient’s time), on the Business Day following the date when transmitted; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

(a) If to Parent or Merger Sub:

Mast Therapeutics, Inc.

3611 Valley Centre Drive, #500

San Diego, CA 92130

Attn: Brian Culley

E-Mail: BCulley@mastthera.com

With a copy to:

Mast Therapeutics, Inc.

3611 Valley Centre Drive, #500

San Diego, CA 92130

Attn: Shana Hood

E-Mail: SHood@mastthera.com

DLA Piper LLP (US)

4365 Executive Drive

11th Floor

San Diego,

CA 92130

Attn.: Michael Kagnoff

E-Mail: michael.kagnoff@dlapiper.com

and:

DLA Piper LLP (US)

4365 Executive Drive

11th Floor

San Diego, CA 92130

Attn.: Larry W. Nishnick

E-Mail: larry.nishnick@dlapiper.com

(b) If to Company:

Savara Inc.

900 South Capital of Texas Highway

Number 150

Austin, TX 78746

Attention: Rob Neville

Email: rob.neville@savarapharma.com

With a copy to:

Wilson Sonsini Goodrich & Rosati P.C.

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, TX 78746

Attention: J. Robert Suffoletta, Jr.

Email: rsuffoletta@wsgr.com

and:

Wilson Sonsini Goodrich & Rosati P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Attention: Robert T. Ishii

Email: rishii@wsgr.com

8.2 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Required Company Stockholder Vote or the Parent Stockholder Approval, as applicable, no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

8.3 Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

8.5 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

8.6 Successors and Assigns. This Agreement will be binding upon: (a) Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); and (d) the Company Stockholders. This Agreement will inure to the benefit of: (i) Company; (ii) Parent; (iii) Merger Sub; (iv) the other Parent Indemnified Persons; and (v) the respective successors and assigns (if any) of the foregoing. No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

8.7 Parties In Interest. This Agreement will be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.6 (which is intended to be for the benefit of the parties indemnified thereby and may be enforced by such parties).

8.8 Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound.

8.9 Remedies Cumulative; Specific Performance. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Each party to this Agreement agree that, in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement: (a) such party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such party will not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

8.10 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the Court of Chancery of the

State of Delaware or, if jurisdiction over the matter is vested exclusively in the federal courts, the United States District Court for the District of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of such court (and each appellate court therefrom) in connection with any such action, suit or Legal Proceeding; (ii) agrees that such court will be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

8.11 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

8.12 Attorney Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.13 Cooperation. In further of, and not in limitation of, any other provision of this Agreement, each party hereto agrees to cooperate fully with the other parties hereto and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties hereto to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

8.14 Non-Survival of Representations, Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time.

8.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The term “knowledge of Company”, and all variations thereof, will mean the actual knowledge of Rob Neville, Chris Marich, Taneli Jouhikainen and David Lowrance, and the knowledge such persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty. The term “knowledge of Parent”, and all variations thereof, will mean the actual knowledge of Brian Culley, Brandi Roberts and Shana Hood, and the knowledge such persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed as of the date first written above.

MAST THERAPEUTICS, INC.

By:	/s/ Brian M. Culley

Name:	Brian M. Culley

Title:	CEO

VICTORIA MERGER CORP.

By:	/s/ Brian M. Culley

Name:	Brian M. Culley

Title:	CEO

SAVARA INC

By:	/s/ Rob Neville

Name:	Rob Neville

Title:	CEO

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” mean Company and its direct and indirect Subsidiaries.

“Acquiring Companies” mean Parent and its direct and indirect Subsidiaries.

“Acquisition Proposal” means any offer, proposal or indication of interest contemplating or which would reasonably be interpreted to be lead to the contemplation of an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Company (or its Subsidiaries) or Parent (or its Subsidiaries), or (iii) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under this Agreement);

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Company (or its Subsidiaries) or Parent (or its Subsidiaries); or

(c) any liquidation or dissolution of any of Company (or its Subsidiaries) or Parent (or its Subsidiaries).

“Affiliates” mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“AIR001 Program” means the Acquiring Companies’ program of development of sodium nitrite solution for intermittent inhalation for the treatment of heart failure with preserved ejection fraction.

“AIR001 Program Agreement” means that certain Investigator-Sponsored Clinical Study and Research Agreement between Aires and Duke University, dated March 3, 2016.

“ATM Program” means the “at the market,” or ATM, equity offering program, pursuant to which Parent may sell up to an aggregate gross sales proceeds of up to $17 million, from time to time, pursuant to the sales agreement by and between Parent and Cowen and Company, LLC, as sales agent.

“Board Recommendation” mean the Company Board Recommendation or the Parent Board Recommendation, as applicable.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in San Diego, California or Austin, Texas are authorized or required by applicable Legal Requirements to close.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Common Stock of the Company, par value $0.001.

“Company Disclosure Schedule” means the disclosure schedule that has been delivered by Company to Parent on the date of this Agreement.

“Company IP Rights” mean all IP Rights owned solely or co-owned by an Acquired Company or in which an Acquired Company has any right, title or interest and which are used by an Acquired Company in the ordinary course of its business.

“Company Material Adverse Effect” means any effect, change, event or circumstance (an “Effect”) that (a) has a material adverse effect on the business, financial condition, operations or results of operations of the Acquired Companies taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: Effects resulting from (i) conditions generally affecting the industries in which the Acquired Companies participate or the United States or global economy or capital markets as a whole; (ii) any failure by the Company or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any Effect causing or contributing to such failures to meet projections or predictions may, if not otherwise to be disregarded pursuant to a different subclause of this definition, constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred), (iii) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (iv) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements, and with respect to items (i), (iii) and (iv), only to the extent that, individually or in the aggregate, such Effects do not have a disproportionate impact on the Acquired Companies taken as a whole; or (b) prevents the Company from consummating the Merger.

“Company Option” means an option to purchase shares of Company Capital Stock.

“Company Option Plan” means the Company’s Stock Option Plan with an effective date of February 15, 2008.

“Company Preferred Stock” means the Company’s Series A, Series B and Series C Preferred Stock, collectively.

“Company Restricted Share” means a share of Company Capital Stock that is subject to repurchase by the Company pursuant to restricted stock or similar agreements with the Company.

“Company Stockholders” mean the holders of Company Capital Stock issued and outstanding immediately prior to the Effective Time.

“Company Triggering Event” shall be deemed to have occurred if: (i) a Company Change of Recommendation shall have occurred, (ii) the Board of Directors of Company shall have failed to recommend that Company’s stockholders vote to approve the Company Stockholder Matters or shall for any reason have withdrawn or shall have modified in a manner adverse to Parent the Company Board Recommendation; (iii) Company shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Company Board Recommendation; (iv) the Board of Directors of Company shall have approved, endorsed or recommended any Acquisition Proposal; (v) Company shall have entered into any binding letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a Post-Closing Financing, Refinancing or confidentiality agreement permitted pursuant to Section 5.12); (vi) a tender offer or exchange offer or similar transaction constituting an Acquisition Proposal with respect to the Company (other than a Post-Closing Financing) shall have been commenced, or the intention to commence such a transaction shall have been publicly announced, by a third party, and within 10 days thereof the Board of Directors of the Company shall have failed to recommend that Company’s stockholders reject such transaction and reaffirmed the Company Board Recommendation or (vii) the Company or any director, officer or agent of Company shall have willfully and intentionally breached the provisions set forth in Section 5.12 of the Agreement prior to the effective and irrevocable adoption of the Company Stockholder Written Consent.

“Company Warrant” means a warrant to purchase shares of Company Capital Stock.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Contract” means any written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase Order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Copyrights” mean all copyrights and copyrightable works (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

“Dilutive ATM Issuance” shall mean any issuance of shares of Parent Common Stock under the ATM Program to the extent the proceeds of such issuance are required to be included in the calculation of Net Cash in order for Net Cash as of the Effective Time, as determined in accordance with Section 1.10, to not be less than the Net Cash Threshold.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Encumbrance does not include Out-Licenses.

“End Date” means the date that is six (6) months after the date of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Exchange Ratio” means the ratio set forth below, with such ratio being calculated to the nearest 1/10,000 of a share:

The quotient obtained by dividing (A) Company Merger Shares by (B) Company Outstanding Shares, where

“Aggregate Value” means $151,500,000.

“Company Allocation Percentage” means 100% minus the Parent Allocation Percentage.

“Company Merger Shares” means the product determined by multiplying the Post-Closing Parent Shares by the Company Allocation Percentage.

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (on an as converted to Company Common Stock basis, assuming, without duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion of all shares of Company Preferred Stock into shares of Company Common Stock at the applicable conversation ratio as of the Closing Date, (iii) the conversion of all shares of Company Restricted Shares into restricted shares of Company Common Stock (iv) the conversion or exercise of all other securities convertible into or exercisable for shares of Company Common Stock or Company Preferred Stock, including all outstanding convertible promissory notes or other Debt instruments convertible into Company Common Stock (for the avoidance of doubt, to the extent the number of shares of Company Capital Stock into such which such securities, notes or other instruments are convertible is not specified or otherwise known as of the Effective Time pursuant to the terms of such securities, notes or other instruments, such number shall be mutually determined in good faith by Parent and Company), and (v) the issuance of any shares of Company Common Stock or Company Preferred Stock (or any rights or other Contracts convertible into or exercisable for such shares) under any Contract or arrangement pursuant to which the Company may be or become obligated to issue such shares, whether or not such obligation are contingent or absolute; provided that no shares of Company Capital Stock issued, or issuable upon the conversion or exercise of any right or Contract issued or entered into, in connection with a Permitted Bridge Financing shall be included in the calculation of Company Outstanding Shares.

“Company Stipulated Value” means the quotient determined by dividing (i) the sum of $115,000,000, by (ii) the Company Outstanding Shares.

“Parent Allocation Percentage” means the quotient determined by dividing (i) the difference of $36,500,000 minus any Net Cash Adjustment Amount, as determined in accordance with Section 1.10, by (ii) the Aggregate Value.

“Parent Outstanding Shares” means, subject to Section 1.6(f), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, including any such shares issued in a Dilutive ATM Issuance, and after taking into account the effects of the Reverse Split (on an as converted to Parent Common Stock basis), assuming, without duplication, (i) the exercise of Parent Warrants issued and outstanding as of the date hereof representing the right to purchase an aggregate amount of 15,273,818 shares of Parent Common Stock, subject to a proportionate reduction in any amount included in such 15,273,818 shares as may occur pursuant to subjection (j) of the “Net Cash” definition, (ii) the exercise of Parent Options that will remain outstanding as of immediately following the Effective Time and that may continue to be exercisable on or after January 1, 2018, (iii) the exercise of all Parent Options or Parent Warrants or other securities convertible into or exercisable for shares of Parent Common Stock or Parent Preferred Stock issued or granted after the date hereof and outstanding as of immediately prior to the Effective Time, (iv) the conversion or exercise of all other securities convertible into or exercisable for shares of Parent Common Stock or Parent Preferred Stock (other than any Parent Options or Parent Warrants) and (v) the issuance of any shares of Parent Common Stock or Parent Preferred Stock or other equity securities (or any rights or other Contracts convertible into or exercisable for such shares or equity securities) under any Contract or arrangement pursuant to which Parent may be or become obligated to issue such shares or grant such rights, whether or not such obligations are contingent or absolute (other than any Parent Options or Parent Warrants); provided that the calculation of Parent Outstanding Shares shall not include any shares of Parent Capital Stock or other equity interests, or any rights to obtain any such shares or other equity interests, (x) issued in a Non-Dilutive Issuance or (y) issuable pursuant the terms of the SynthRX Agreement as of the date hereof. To the extent any portion of an issuance or series of issuances of shares of Parent Common Stock under the ATM Program could be characterized as either Dilutive ATM Issuances or Non-Dilutive ATM Issuances as a result of the fungibility of the proceeds therefrom, shares shall be allocated to the portion considered Dilutive ATM Issuances in the order of lesser proceeds-per-share to greater proceeds-per-share until, by including the proceeds received in respect of the shares so allocated in the calculation of Net Cash, the Net Cash as determined in accordance with Section 1.10 would equal the Net Cash Threshold, after which point all other such shares shall be considered Non-Dilutive ATM Issuances.

“Parent Stipulated Value” means the quotient determined by dividing (i) $36,500,000 minus any Net Cash Adjustment Amount as determined in accordance with Section 1.10 by (ii) the Parent Outstanding Shares.

“Post-Closing Parent Shares” mean the quotient determined by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

“Excluded Contracts” means (i) any non-exclusive Contract concerning “off-the-shelf” or similar computer software that is available on commercially reasonable terms, (ii) standard non-disclosure, confidentiality and material transfer Contracts granting non-exclusive rights to IP Rights and entered into in the Ordinary Course of Business, (iii) Contracts that have expired on their own terms or were terminated and for which there are no material outstanding obligations, and (v) purchase orders and associated terms and conditions for which the underlying goods or services have been delivered or received.

“FDA” means the United States Food and Drug Administration.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Hercules” means Hercules Technology III and L.P., Hercules Capital, Inc.

“Hercules Agreement” means that certain Loan and Security Agreement, dated August 11, 2015, as amended by the First Amendment thereto dated September 28, 2015, the Second Amendment thereto dated December 31, 2015, the Third Amendment thereto dated February 25, 2016, and the Fourth Amendment thereto dated July 22, 2016, by and between Hercules and Parent.

“Hercules Debt” means the aggregate amount of all Indebtedness and other obligations of Parent under the Hercules Agreement, including all principal, prepayment premiums, penalties and any other fees and expenses required to satisfy such indebtedness and obligations, and all accrued interest or penalties on any of the foregoing, in each case, as of immediately prior to the Closing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (i) all obligations for borrowed money and advancement of funds; (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, contracts or arrangements (whether or not convertible), (iii) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar payments, but excluding any such obligations to the extent there is cash being held by a third party in escrow exclusively for purposes of satisfying such obligations) (“Deferred Purchase Price”); (iv) all obligations arising out of any financial hedging, swap or similar arrangements; (v) all obligations as lessee that would be required to be capitalized in accordance with GAAP, whether or not recorded; (vi) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction; (vii) interest payable with respect to Indebtedness referred to in clause (i) through (vi), and (viii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of such Person that would arise (whether or not then due and payable) if all such items under clauses (i) through (vii) were prepaid, extinguished, unwound and settled in full as of such specified date. For purposes of determining the Deferred Purchase Price obligations as of a specified date, such obligations shall be deemed to be the maximum amount of Deferred Purchase Price owing as of such specified date (whether or not then due and payable) or potentially owing at a future date

“IP Rights” mean any and all of the following in any country or region: (a) Copyrights, Patent Rights, Trademark Rights, domain name registrations, Trade Secrets, and other intellectual property rights; and (b) the right (whether at law, in equity, by Contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Legal Requirements of any jurisdiction worldwide.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirements” mean any federal, state, local, municipal, foreign or other law, statute, constitution, controlling principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Lock-up Agreement Signatories” means those Persons set forth on Schedule A.

“Merger Sub Common Stock” means the Common Stock, $0.001 par value per share, of the Merger Sub.

“Net Cash” means, without duplication, Parent’s and its Subsidiaries’ (a) unrestricted cash, cash equivalents and short term marketable securities (including any Vepoloxamer Asset Sale Net Cash), minus (b) any Indebtedness (excluding all Hercules Debt) minus (c) $1,771,000 of Hercules Debt minus (d) any bonus, severance, change-in-control payments or similar payment obligations that become due or payable, or are planned with respect to, to any director, officer, employee or consultant of the Acquiring Companies in connection with the Transactions relating to terminations of service prior to the Effective Time (unless paid prior to the Effective Time), minus (e) all payroll, employment or other withholding Taxes incurred by Parent and its Affiliates in connection with this Agreement and the Transactions or otherwise, minus (f) all accrued Taxes and other liabilities (including any Taxes attributable to the Vepoloxamer Asset Sale) and accounts payable determined in a manner consistent with the manner in which such items have been historically determined and reflected in Parent’s financial statements (without duplication of any items otherwise accounted for in the definition of Net Cash), minus (g) if Parent has not secured a subtenant for its office space (3611 Valley Centre Drive, Suite 500, San Diego 92130) providing for payment by such subtenant at subtenant market rental rates prior to the Effective Time, $250,000, minus (h) Parent Transaction Costs (unless paid prior to the Effective Time or otherwise accounted for in the definition of Net Cash), minus (i) fees and expenses payable by Parent pursuant to Section 1.10(e) in the event the parties have engaged an accounting firm to resolve a disagreement as to the Net Cash calculation minus (j) the cash cost of repurchasing any shares, or any rights with respect to shares, of Parent Capital Stock, solely to the extent that Parent is obligated to purchase such shares or rights and the purchase price for such shares or rights has not been fully paid by Parent as of the Determination Date. Notwithstanding the foregoing, any of the items set forth in the preceding subsections (b), (c), (d) and (f) shall not be included in the calculation of Net Cash to the extent neither Parent nor any of its Subsidiaries is or may become obligated to make payments in respect thereof prior to the one year anniversary of the Closing Date. For the avoidance of doubt, the preceding sentence shall not be deemed to limit or modify the terms of or restrictions contained in Section 4.2.

“Net Cash Adjustment Amount” means the sum of the amount, if any, by which the Net Cash Threshold is greater than the Net Cash, as determined in accordance with Section 1.10.

“Net Cash Threshold” means zero dollars ($0.00).

“Non-Dilutive ATM Issuance” shall mean any issuance of shares of Parent Common Stock under the ATM Program to the extent the proceeds of such sale are not required to be included in the calculation of Net Cash in order for Net Cash as of the Effective Time, as determined in accordance with Section 1.10, to not be less than the Net Cash Threshold.

“NYSE MKT” means The NYSE MKT, LLC.

“Order” means any order, writ, injunction, judgment or decree.

“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to Company on the date of this Agreement.

“Parent IP Rights” mean all IP Rights related to the AIR001 Program owned solely or co-owned by Parent or in which Parent has any right, title or interest.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, (a) has a material adverse effect on the business, financial condition, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: Effects resulting (i) from conditions generally affecting the industries in which Parent participates or the United States or global economy or capital markets as a whole; (ii) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to such changes in the trading price or trading volume of Parent Common Stock may if not otherwise to be disregarded pursuant to a different subclause of this definition, constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iii) any failure by Parent or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Parent Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; and (v) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements, and with respect to items (i), (iv) and (v), only to the extent that, individually or in the aggregate, such Effects do not have a disproportionate impact on the Acquired Companies taken as a whole; or (b) prevents Parent or Merger Sub from consummating the Merger.

“Parent Stock Option Plans” mean the Parent 2005 Equity Incentive Plan and 2008 Omnibus Incentive Plan, Amended and Restated 2008 Omnibus Incentive Plan, 2013 Omnibus Incentive Plan, 2014 Omnibus Incentive Plan and 2015 Omnibus Incentive Plan.

“Parent Transactions” means the Transactions, other than any Permitted Bridge Financing, Post-Closing Financing or Refinancing.

“Parent Triggering Event” shall be deemed to have occurred if: (i) a Parent Change of Recommendation shall have occurred (ii) the Board of Directors of Parent shall have failed to recommend that Parent’s stockholders vote to approve the Parent Stockholder Approval Matters or shall for any reason have withdrawn or shall have modified in a manner adverse to Company the Parent Board Recommendation; (iii) Parent shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Parent Board Recommendation; (iv) Parent shall have failed to hold the Parent Stockholders’ Meeting within sixty (60) days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such sixty (60) day period shall be tolled for the earlier of sixty (60) days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (v) the Board of Directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (vi) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.13); (vii) a tender offer or exchange offer or similar transaction constituting an Acquisition Proposal with respect of Parent (other than a Post-Closing Financing) shall have been commenced, or the intention to commence such a transaction shall have been publicly announced, by a third party, and within 10 days thereof the Board of Directors of Parent shall have failed to recommend that Parent’s stockholders reject such transaction and reaffirmed the Parent Board Recommendation or (viii) Parent or any director, officer or agent of Parent shall have willfully and intentionally breached the provisions set forth in Section 5.13 prior to the acquisition of the Parent Stockholder Approval.

“Parent Unaudited Interim Balance Sheet” means the balance sheet included in Parent’s Form 10-Q for the period ended September 30, 2016.

“Parent Warrant” means any warrant to purchase shares of Parent Capital Stock.

“Patent Rights” mean all issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement will include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Permitted Bridge Financing” shall mean the sale and issuance of debt or equity securities by the Company to former or existing stockholders or other investors or their respective Affiliates in the Company or its Subsidiaries in an amount not to exceed $10,000,000 without the prior written consent of Parent.

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in good faith by appropriate Legal Proceedings or that may thereafter be paid without penalty; (ii) statutory Liens of landlords or lessors under rental agreements for amounts not delinquent, (iii) mechanics’, carriers’, warehousemen’s, workers’, repairers’ and similar Liens imposed by applicable Law or arising or incurred in the ordinary course of business consistent with past practice with respect to amounts not yet due and payable or being contested in good faith by appropriate Legal Proceedings; (iv) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; and (v) licenses and other similar rights granted and obligations incurred in the ordinary course of business consistent with past practice that are not material to the operation of the applicable business, (vi) Liens or encumbrances of record affecting any owned or leased real property, any matters that would be disclosed by a survey of any owned or leased real property and any zoning, land use, covenants, conditions and restrictions or similar matters affecting any owned or leased real property, in each case that would not be reasonably likely to materially interfere with the present use or occupancy of such real property.

“Person” means any person, Entity, Governmental Body, or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or any other piece of information that allows the identification of a natural person.

“Post-Closing Financing” means any investment or financing by any third party which contemplates the sale or issuance of debt or equity securities of Parent or any of its Subsidiaries (including securities convertible, exercisable or exchangeable into such debt or equity securities) contemporaneous with or following the consummation of the Merger.

A party’s “Representatives” include each Person that is or becomes (a) a Subsidiary or other controlled Affiliate of such party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any such party’s Subsidiaries or other controlled Affiliates.

“Proxy Statement/Prospectus/ Information Statement” shall mean the proxy statement/prospectus/information statement to be sent to Company’s stockholders in connection with the approval of this Agreement and the Merger (by signing the Company Stockholder Written Consent) and to Parent’s stockholders in connection with the Parent’s Stockholders’ Meeting.

“SEC Documents” mean each report, registration statement, proxy statement and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since the Lookback Date, including all amendments thereto.

An Entity will be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Subsequent Transaction” shall mean any Acquisition Transaction, with all references to 15% in the definition of Acquisition Proposal being treated as references to 50%.

“Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (b) the terms of which the board of directors of either Parent or Company, as applicable, determines, in its reasonable judgment after consulting in good faith with an independent financial advisor and its outside legal counsel, to be more favorable to its stockholders from a financial point of view than the terms of the Merger, as well as the likelihood of the consummation thereof, which consideration shall include whether any financing is or may be required to consummate the transaction contemplated by such proposal, and whether such financing is committed and is reasonably capable of being obtained by the applicable offeror.

“SynthRX Agreement” means the Agreement and Plan of Merger, dated February 12, 2011, by and among Parent, SRX Acquisition Corporation, SynthRx, Inc. and the stockholders’ agent.

“Tax” and “Taxes” mean any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” mean trade secrets, know-how, proprietary information, inventions, discoveries, improvements, technology, technical data and research and development, whether patentable or not.

“Trademark Rights” mean all material common law trademarks, registered trademarks, applications for registration of trademarks, material common law service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all filings with the applicable Governmental Body indicating an intent to use any of the foregoing if not registered or subject to a pending application.

“Transaction Costs” means the aggregate amount of costs and expenses of a Person or any of its Subsidiaries incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions, including (a) any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by such Person or any of its Subsidiaries and any transaction bonuses or similar items in connection with the Transactions, including any Vepoloxamer Asset Sale, (b) any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Transactions) that become due or payable to any director, officer, employee or consultant of such Person in connection with the consummation of the Transactions, (c) any payments to third parties under any Contract to which such Person or its Subsidiaries are a party triggered by the consummation of the Transactions, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any third party under any Contract to which such Person or its Subsidiaries are a party required to be obtained in connection with the consummation of the Transactions in order for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract, in each case with respect to the foregoing matters (a)-(c), to the extent unpaid; provided, (i) with respect to Parent, Transaction Costs will (A) include the out of pocket costs of (x) any insurance tail policies that may be purchased by Parent relating to insurance policies held by it prior to the Closing (including all premiums payable in connection therewith) and, for clarity, shall not include the cost of any insurance tail policies of Company or the costs of Parent after the Effective Time for coverage of Parent’s then-serving directors or other insurance policies of Parent on or after the Effective Time and (y) incurred in connection with Parent obtaining the Hercules Extension; and (B) exclude any reasonably incurred out of pocket costs and expenses incurred in connection with (x) any Permitted Bridge Financing or Post-Closing Financing, (y) any fees to the extent paid in connection with a Refinancing (which, for the avoidance of doubt, shall not include any fees or portion thereof to the extent paid in order to obtain the Hercules Extension) and (z) any items otherwise accounted for in the definition of Net Cash; and (ii) Parent and Company shall share equally all out of pocket costs and expenses, other than attorneys’, accountants’ and other similar service provider’s fees and expenses, incurred in relation to (A) the filings by the Parties under any filing requirement under the HSR Act and any foreign antitrust Legal Requirement applicable to this Agreement and the Transactions; (B) the filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and any related registration fees and the printing and delivery of such documents to the Parties’ stockholders; and (C) any fees incurred in connection with obtaining NYSE MKT approval for the merger, the name and ticker symbol changes, and the listing of the shares of Parent Common Stock to be issued, to the extent contemplated by this Agreement.

“Vepoloxamer Asset Sale” means any sale, lease, exchange, transfer, license, acquisition or disposition of any vepoloxamer assets of Parent, or any related IP Rights, to any unaffiliated third party outside the normal course of business with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), the terms of which are negotiated and consummated on a commercially reasonable, arms-length basis and which does not impose any post-closing indemnification or other material post-closing obligations upon Parent or any of its Subsidiaries (including, following the Closing, the Company).

“Vepoloxamer Asset Sale Net Cash” means all cash and cash equivalents actually received by Parent in connection with any Vepoloxamer Asset Sale prior to the Effective Time.

“Voting Agreement Signatories” mean: (a) means those Persons set forth on Schedule B; and (b) each of the directors and officers of Company and Parent.

Additionally, the following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

Defined Word	Section of Agreement
“Acceptable Company Confidentiality Agreement”	Section 5.12(a)
“Acceptable Parent Confidentiality Agreement”	Section 5.13(a)
“Accounting Firm”	Section 1.10(e)
“Agreement”	Preamble
“Allocation Certificate”	Section 5.19
“Anticipated Closing Date”	Section 1.10(a)
“Certificate of Merger”	Section 1.2
“Certifications”	Section 3.5(a)
“Closing Date”	Section 1.2
“Closing”	Section 1.2
“COBRA”	Section 2.12(f)
“Code”	Recitals
“Company 401(k) Plan”	Section 5.21
“Company Appointees”	Section 5.11
“Company Balance Sheet”	Section 2.5(a)
“Company Board Recommendation”	Section 5.2(b)
“Company Change in Recommendation”	Section 5.2(c)
“Company Contract”	Section 2.16(b)
“Company Disclosure Schedule”	Article 2
“Company Employee Plans”	Section 2.12(a)
“Company Environmental Permits”	Section 2.14(c)
“Company Financials”	Section 2.5(a)
“Company Intervening Event”	Section 5.2(c)
“Company Owned IP Rights”	Section 2.8(d)
“Company Permits”	Section 2.9(b)
“Company Stock Certificate”	Section 1.9
“Company Stockholder Matters”	Section 5.2(a)
“Company Stockholder Written Consent”	Section 5.2(a)
“Company Termination Fee”	Section 7.3(c)
“Company Voting Agreements”	Recitals
“Company”	Preamble
“Confidentiality Agreement”	Section 5.4
“D&O Indemnified Party”	Section 5.6(a)
“Delaware Law”	Section 1.1
“Determination Date”	Section 1.10(a)
“Determination Letter”	Section 2.12(b)
“Dispute Notice”	Section 1.10(b)
“Dissenting Shares”	Section 1.7
“Effective Time”	Section 1.2
“ERISA Affiliate”	Section 2.12(a)
“ERISA”	Section 2.12(a)
“Exchange Act”	Section 2.3(d)
“Exchange Agent”	Section 1.8(a)
“Exchange Fund”	Section 1.8(a)
“Exchange Ratio Announcement”	Section 5.1(d)
“GAAP”	Section 2.5(a)
“Hazardous Material Activities”	Section 2.14(b)
“Hazardous Material”	Section 2.14(a)

Defined Word	Section of Agreement
“Hercules Extension”	Section 6.3(f)
“Hercules Refinancing”	Section 5.24
“HIPAA”	Section 2.12(f)
“HMO”	Section 2.12(k)
“Insurance Policies”	Section 2.17(a)
“knowledge of Company”	Section 8.15(e)
“knowledge of Parent”	Section 8.15(e)
“Liability”	Section 2.5(d)
“Lock-up Agreements”	Recitals
“Lookback Date”	Section 2.5(c)
“Merger Consideration”	Section 1.6(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“Net Cash Calculation”	Section 1.10(a)
“Net Cash Schedule”	Section 1.10(a)
“NYSE MKT Listing Application”	Section 5.28
“Out Licenses”	Section 2.8(c)
“Parent Amended and Restated Charter”	Section 1.4(c)
“Parent Board Recommendation”	Section 5.3(b)
“Parent Change in Recommendation”	Section 5.3(c)
“Parent Common Stock”	Section 1.6(a)
“Parent Contract”	Section 3.14(b)
“Parent Employee Plans”	Section 3.12(a)
“Parent Expense Reimbursement ”	Section 7.3(e)
“Parent Financials”	Section 3.5(f)
“Parent Intervening Event”	Section 5.3(c)
“Parent Owned IP Rights”	Section 3.8(a)
“Parent Permits”	Section 3.9(b)
“Parent Preferred Stock”	Section 3.2(a)
“Parent SEC Documents”	Section 3.5(a)
“Parent Stockholder Approval Matters”	Section 5.3(a)
“Parent Stockholder Approval”	Section 3.3(a)
“Parent Stockholders’ Meeting”	Section 5.3(a)
“Parent Termination Fee”	Section 7.3(b)
“Parent Voting Agreements”	Recitals
“Parent”	Preamble
“Party” or “Parties”	Preamble
“Pre-Closing Period”	Section 4.1
“Preferred Stock Conversion”	Section 6.2(h)
“Refinancing”	Section 5.22(a)
“Required Company Stockholder Vote”	Section 2.3(a)
“Response Date”	Section 1.10(b)
“Reverse Split ”	Section 5.26
“SEC”	Section 2.3(d)
“SEC Website”	Section 3.5(a)
“Surviving Corporation”	Section 1.1
“Third Party Expenses”	Section 7.3(d)
“Transactions”	Recitals
“Voting Agreements”	Recitals

Exhibit A – Lock-Up Agreement Signatories

Parent Signatories

Brian Culley

Shana Hood

Brandi Roberts

Howard Dittrich

Peter Greenleaf

Matthew Pauls

David Ramsay

Company Signatories

Rob Neville

Nevan Elam

Rick Hawkins

Joe McCracken

Yuri Pikover

Taneli Jouhikainen

Chris Marich

Dave Lowrance

Serendex A/S

Exhibit B – Voting Agreement Signatories

Parent Signatories

Brian Culley

Shana Hood

Brandi Roberts

Howard Dittrich

Peter Greenleaf

Matthew Pauls

David Ramsay

Company Signatories

Rob Neville

Nevan Elam

Rick Hawkins

Joe McCracken

Yuri Pikover

Taneli Jouhikainen

Chris Marich

Dave Lowrance

Serendex A/S

Annex B

January 6, 2017

Board of Directors

Mast Therapeutics, Inc.

3611 Valley Centre Drive, Suite 500

San Diego, California 92130

Dear Sirs:

You have requested our opinion as to the fairness, from a financial point of view, to Mast Therapeutics, Inc. (“Mast” or the “Parent”) of the Consideration (as defined below) to be paid by Mast pursuant to the terms of the proposed Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to be entered into by and among Mast, Victoria Merger Corp. (“Merger Sub”) and Savara Inc. (the “Company”). Capitalized terms used herein have the respective meanings ascribed thereto in the January 5, 2017 draft of the Merger Agreement provided to us by Mast (the “Draft Merger Agreement”).

As more specifically set forth in the Merger Agreement, and subject to the terms, conditions and adjustments set forth therein, the Merger Agreement provides for the acquisition of the Company through the merger of Merger Sub with and into the Company with the Company as the surviving entity thereof (the “Merger”). By virtue of the Merger, each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than (i) shares held in the Company’s treasury, (ii) shares held by any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the effective time of the Merger and (iii) any Dissenting Shares) will be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of Mast (“Mast Common Stock”) equal to the Exchange Ratio. The Exchange Ratio is subject to adjustment in certain circumstances, including in the event that the Parent’s “Net Cash” is less than the Net Cash Threshold specified in the Merger Agreement. For purposes of our opinion, management of Mast has advised us and, with your consent, we have assumed without independent verification that (i) the “Net Cash Adjustment Amount” specified in the Merger Agreement will be $2,000,000, (ii) the final Exchange Ratio determined in accordance with the Merger Agreement will be 46.92 shares of Mast Common Stock for each share of Company Common Stock, and (iii) 1,018,747,837 shares of Mast Common Stock will be issued in the Merger. We expressly disclaim any opinion as to (i) the reasonableness of these assumptions, (ii) the amount of the actual Net Cash Adjustment, (iii) the final Exchange Ratio determined pursuant to the Merger Agreement, or (iv) the actual number of shares of Mast Common Stock to be issued in the Merger. The total number of shares of Mast Common Stock to be issued by Mast in the Merger is referred to herein as (the “Consideration”).

In connection with our review of the proposed Merger, and in arriving at our opinion, we have: (i) reviewed the Draft Merger Agreement; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Mast and the Company that were furnished to us by Mast and the Company; (iii) conducted discussions with members of senior management and representatives of Mast and the Company concerning the matters described in clause (ii); (iv) reviewed the pro forma ownership of the combined entity resulting from the Merger; (iv) discussed the past and current operations and financial condition and the prospects of Mast and the Company with members of senior management of Mast and of the Company, respectively; (v) reviewed the financial terms, to the extent publicly available, of certain acquisition and financing transactions that we deemed relevant; and (vi) performed such other analyses and considered such other factors as we deemed appropriate for the purpose of rendering our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by or for us. We have further assumed that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that management of Mast is not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Mast as to the expected future combined results of operations and financial condition of the Mast and the Company after giving effect to the Merger. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.

In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. Our opinion does not address any legal, regulatory, tax or accounting issues.

In arriving at our opinion, we have assumed that the executed Merger Agreement will be in all material respects identical to the Draft Merger Agreement reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct, (ii) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger, including the approval of the stockholders of Mast and the Company, will be obtained in a manner that will not adversely affect Mast or the Company or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Mast or the Company, and have not been furnished or provided with any such appraisals or valuations. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Mast, the Company or any of their respective affiliates is a party or may be subject, and at the direction of Mast and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Mast Common Stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by Mast to act as its financial advisor and we will receive a fee from Mast for providing such services, including the provision of this opinion. Our fee is not contingent upon the consummation of the Merger. Mast has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In February 2016, we acted as the sole bookrunning manager of a public offering by Mast of shares of its common stock and warrants and received substantial fees in connection therewith. In the future, we may also provide other financial advisory and investment banking services to Mast and its affiliates for which we would expect to receive compensation. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of Mast for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Consistent with applicable legal and regulatory requirements, Roth Capital Partners, LLC has adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Mast, the Company and/or the Merger that differ from the views of our investment banking personnel.

This opinion has been prepared solely for the information of the Board of Directors of Mast for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of Mast as to how such stockholder should vote on any matter relating to the Merger or any other matter. Except with respect to the inclusion of this opinion in Mast’s proxy statement relating to the Merger in accordance with our engagement letter with Mast, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Roth Capital Partners, LLC Fairness Opinion Committee.

This opinion addresses only the fairness, from a financial point of view, to Mast of the proposed Consideration to be paid by Mast in the Merger and does not address the relative merits of the Merger or any alternatives to the Merger, Mast’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Mast. This opinion is not a valuation of Mast or the Company or their respective assets or any class of their securities. We are not experts in, nor do we express an opinion on, legal, tax, accounting or regulatory issues. We do not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of Mast or the Company, whether or not relative to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by Mast in the Merger is fair, from a financial point of view, to Mast.

Sincerely,

/s/ Roth Capital Partners, LLC

Roth Capital Partners, LLC

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF SAVARA INC.

ARTICLE I

The name of this corporation is Savara Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

ARTICLE IV

(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Five Hundred One Million shares (501,000,000), each with a par value of $0.001 per share. Five Hundred Million (500,000,000) shares shall be Common Stock, and One Million (1,000,000) shares shall be Preferred Stock.

Upon the close of trading on the NYSE MKT or another national securities exchange on [●] (the “Effective Time”), each [●] ([●]) shares of the Common Stock, par value $0.001 per share, of the Corporation issued and outstanding or held in treasury at the Effective Time shall be reclassified as and changed into one (1) share of Common Stock, par value $0.001 per share, of the Corporation, without any action by the holders thereof. In lieu of any fractional shares to which a holder of shares of Common Stock of the Corporation would be otherwise entitled, the Corporation shall pay in cash, without interest, an amount equal to such fractional interest (after taking into account and aggregating all shares of Common Stock then held by such holder) multiplied by the closing price of the Common Stock as last reported on the NYSE MKT or another national securities exchange on the day of the Effective Time (determined on a post-split basis).

(B) Preferred Stock. Except as otherwise provided in any certificate(s) of designations duly filed with the Secretary of State of the State of Delaware, the Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide for the issuance, in one or more series, of all or any of the shares of Preferred Stock and to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon such series of Preferred Stock, and the number of shares constituting any such series and the designations thereof, or of any of them, such designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the DGCL. The rights, privileges, preferences and restrictions of any such series of Preferred Stock may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption or approval of matters by vote or written consent), or senior to any of those of any

D-1

present or future class or series of Preferred Stock or Common Stock. The Board is also expressly authorized to increase or decrease the number of shares of any series prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statutes, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Elections of members of the Board need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, such person’s testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer of the Corporation at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article VIII.

D-2

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION

STATEMENT

Item 20.	Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Mast’s amended and restated certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, (1) a director shall not be personally liable to Mast or its stockholders for monetary damages for breach of fiduciary duty as a director, and (2) Mast shall indemnify any director or officer made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact of such person’s current or prior service as a director or officer of Mast, as a director or officer of any of Mast’s predecessors or any other enterprise per Mast or any of its predecessor’s request. Mast’s amended and restated bylaws provide that (a) Mast shall indemnify its directors and officers to the maximum extent and in the manner permitted by the Delaware General Corporation Law against expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes, settlements and other amounts actually and reasonably incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising by reason of the fact that such person is or was an agent of the corporation, subject to certain limited exceptions, (b) Mast shall advance expenses incurred by any director or officer prior to the final disposition of any proceeding to which the director or officer was or is or is threatened to be made a party promptly following a request therefore, subject to certain limited exceptions, and (c) the rights conferred in Mast’s amended and restated bylaws are not exclusive.

Mast entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Mast has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Mast against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions. The Merger Agreement provides that Mast will purchase an insurance policy, which maintains in effect for six years from the closing the current directors’ and officers’ liability insurance policies maintained by Mast.

Pursuant to the terms of the Merger Agreement, the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Mast shall not be amended, repealed or otherwise modified for a period of six years’ time from the closing of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers, directors, employees or agents of Mast.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of San Diego, State of California, on the 10th day of March, 2017.

MAST THERAPEUTICS, INC.

By:	/s/ Brandi L. Roberts
Brandi L. Roberts
Chief Financial Officer and Senior Vice President

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian M. Culley Brian M. Culley	Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2017

/s/ Brandi L. Roberts Brandi L. Roberts	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	March 10, 2017

* Howard C. Dittrich	Director	March 10, 2017

* Peter Greenleaf	Director	March 10, 2017

* Matthew Pauls	Director	March 10, 2017

* David A. Ramsay	Director	March 10, 2017

*By:	/s/ Brandi L. Roberts
Brandi L. Roberts
Attorney-in-Fact

EXHIBIT INDEX

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

2.1	Agreement and Plan of Merger and Reorganization, dated January 6, 2017, by and among Mast Therapeutics, Inc., Savara, Inc. and Victoria Merger Corp. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement)	X

2.2	Form of Voting Agreement, by and between Mast Therapeutics, Inc. and its directors and officers		Form 8-K	001-32157- 17515840	01/09/17

2.3	Form of Voting Agreement, by and between Savara, Inc. and its directors, officers and certain of its stockholders		Form 8-K	001-32157- 17515840	01/09/17

2.4†	Agreement and Plan of Merger, dated February 12, 2011, by and among Mast Therapeutics, Inc., SRX Acquisition Corporation, SynthRx, Inc. and, solely with respect to Sections 2 and 8, the Stockholders’ Agent		Form 8-K	001-32157- 11752769	04/11/11

2.5†	Agreement and Plan of Merger, dated February 7, 2014, by and among Mast Therapeutics, Inc., AP Acquisition Sub, Inc., Aires Pharmaceuticals, Inc. and, solely with respect to Sections 2.8(b) and 6.3 and Article IX, the Stockholders’ Representative, as amended by the Waiver of Closing Conditions, dated February 26, 2014		Form 10-Q	001-32157- 14813538	05/05/14

2.6*	Business Transfer Agreement, dated May 13, 2016, between Savara Inc. and Serendex Pharmaceuticals A/S

3.1	Composite Amended and Restated Certificate of Incorporation, as amended, of Mast Therapeutics, Inc.		Form S-1	333- 188870- 13873232	05/28/13

3.2	Composite Amended and Restated Bylaws, as amended, of Mast Therapeutics, Inc.		Form 10-K	001-32157- 14717498	03/26/14

4.1	Form of common stock certificate of Mast Therapeutics, Inc.		Form 10-K	001-32157- 13702619	03/19/13

4.2	Warrant Agent Agreement, dated June 14, 2013, between Mast Therapeutics, Inc. and American Stock Transfer & Trust Company, LLC, including the Form of Common Stock Purchase Warrant as Exhibit A		Form 8-K	001-32157- 13917371	06/17/13

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

4.3	Form of Warrant Agent Agreement, dated as of November 6, 2014, between Mast Therapeutics, Inc. and American Stock Transfer & Trust Company, LLC		Form 8-K	001-32157- 141202528	11/07/14

4.4	Form of Warrant issued by Mast Therapeutics, Inc. on November 12, 2014		Form 8-K	001-32157- 141202528	11/07/14

4.5	Warrant Agreement, dated as of August 11, 2015, between Mast Therapeutics, Inc. and Hercules Technology III, L.P.		Form 10-Q	001-32157- 151224926	11/12/15

4.6	First Amendment to Warrant Agreement, dated as of September 28, 2015, between Mast Therapeutics, Inc. and Hercules Technology III, L.P.		Form 10-Q	001-32157- 151224926	11/12/15

4.7	Second Amendment to Warrant Agreement, dated as of February 25, 2016, between Mast Therapeutics, Inc. and Hercules Technology III, L.P.		Form 8-K	001-32157- 161468225	02/29/16

4.8	Form of Warrant Agreement entered into on February 16, 2016 between Mast Therapeutics, Inc. and American Stock Transfer & Trust Company, LLC		Form 8-K	001-32157- 161407765	02/11/16

4.9	Form of Warrant Certificate for warrants to acquire common stock of Mast Therapeutics, Inc. issued by Mast Therapeutics, Inc. on February 16, 2016		Form 8-K	001-32157- 161407765	02/11/16

4.10*	Form of Stock Purchase Warrant first issued by Savara Inc. on May 30, 2012

4.11*	Form of Stock Purchase Warrant first issued by Savara Inc. on July 15, 2016

4.12	Third Amendment to Warrant Agreement, dated as of March 3, 2017, between Mast Therapeutics, Inc. and Hercules Technology III, L.P.		Form 10-K	001-32157- 17668472	03/06/17

5.1	Opinion of DLA Piper LLP (US) regarding the validity of the securities	X

8.1	Opinion of DLA Piper LLP (US) regarding tax matters	X

8.2	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding tax matters	X

10.1	Sales Agreement, dated August 21, 2015, between Mast Therapeutics, Inc. and Cowen and Company, LLC		Form 8-K	001-32157- 151069175	08/21/15

10.2	Loan and Security Agreement, dated as of August 11, 2015, among Mast Therapeutics, Inc., Hercules Technology III, L.P. and Hercules Technology Growth Capital, Inc.		Form 10-Q	001-32157- 151224926	11/12/15

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

10.3	First Amendment to Loan and Security Agreement, dated as of September 28, 2015, among Mast Therapeutics, Inc., Hercules Technology III, L.P. and Hercules Technology Growth Capital, Inc.		Form 10-Q	001-32157- 151224926	11/12/15

10.4	Second Amendment to Loan and Security Agreement, dated as of December 31, 2015, among Mast Therapeutics, Inc., Hercules Technology III, L.P. and Hercules Technology Growth Capital, Inc.		Form 8-K	001-32157- 161328864	01/07/16

10.5	Third Amendment to Loan and Security Agreement, dated as of February 25, 2016, among Mast Therapeutics, Inc., Hercules Technology III, L.P. and Hercules Technology Growth Capital, Inc.		Form 8-K	001-32157- 161468225	02/29/16

10.6	Fourth Amendment to Loan and Security Agreement dated as of July 22, 2016, among Mast Therapeutics, Inc., Hercules Technology III, L.P. and Hercules Capital, Inc.		Form 8-K	001-32157- 161782551	07/25/2016

10.7†	Stockholders’ Voting and Transfer Restriction Agreement, dated February 12, 2011, by and among Mast Therapeutics, Inc., each of the principal stockholders of SynthRx, Inc. and, solely with respect to Section 3(c), the Stockholders’ Agent		Form 8-K	001-32157- 11752769	04/11/11

10.8†	License Agreement, dated June 8, 2004, between SynthRx, Inc. and CytRx Corporation, as amended by that certain Letter Agreement Re: Amendment to License Agreement, dated August 3, 2006, and that certain Agreement and Amendment No. 2 to License Agreement, dated December 1, 2010		Form 8-K	001-32157- 11752769	04/11/11

10.9#	2005 Equity Incentive Plan		Form 10-K	001-32157- 07697283	03/15/07

10.10#	Form of Stock Option Agreement under the 2005 Equity Incentive Plan		Form S-8	333-126551- 05951362	07/13/05

10.11#	Form of Stock Option Agreement under the 2005 Equity Incentive Plan (for director option grants beginning in 2008)		Form 10-K	001-32157- 08690952	03/17/08

10.12#	Form of Stock Option Agreement under the 2005 Equity Incentive Plan (for option grants to employees approved in March 2008)		Form 10-Q	001-32157- 08820541	05/12/08

10.13#	2008 Omnibus Incentive Plan		Form 8-K	001-32157- 08874724	06/02/08

10.14#	Form of Non-Statutory Stock Option Grant Agreement (for directors) under the 2008 Omnibus Incentive Plan		Form 10-Q	001-32157- 081005744	08/11/08

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

10.15#	Form of Non-Statutory/Incentive Stock Option Grant Agreement (for consultants/employees) under the 2008 Omnibus Incentive Plan		Form 10-Q	001-32157- 081005744	08/11/08

10.16#	Form of Incentive Stock Option Grant Agreement under the 2008 Omnibus Incentive Plan (for grant to Brian M. Culley in July 2009)		Form 8-K	001-32157- 09957353	07/22/09

10.17#	Form of letter, dated January 20, 2010, modifying options granted to Brian M. Culley and Patrick L. Keran in July 2009		Form 8-K	001-32157- 10547818	01/26/10

10.18#	Form of Incentive Stock Option Grant Agreement under the 2008 Omnibus Incentive Plan (for grant to Brian M. Culley in January 2010)		Form 8-K	001-32157- 10547818	01/26/10

10.19#	Incentive Stock Option Grant Agreement under the 2008 Omnibus Incentive Plan, effective as of February 1, 2011, by and between Mast Therapeutics, Inc. and Brian M. Culley		Form 10-Q	001-32157- 11823538	05/09/11

10.20#	Amended and Restated 2008 Omnibus Incentive Plan		Form S-8	333-174940- 11914946	06/16/11

10.21#	Form of Non-Statutory Stock Option Grant Agreement —Director under the Amended and Restated 2008 Omnibus Incentive Plan		Form S-8	333-174940- 11914946	06/16/11

10.22#	Form of Incentive Stock Option Grant Agreement (for grants to Mast Therapeutics, Inc.’s Chief Executive Officer and President and Chief Operating Officer made in July 2011) under the Amended and Restated 2008 Omnibus Incentive Plan		Form 10-Q	001-32157- 111186142	11/08/11

10.23#	Form of Senior Executive Incentive Stock Option Grant Agreement (for grants to Mast Therapeutics, Inc.’s Chief Executive Officer and President and Chief Operating Officer made beginning in December 2011) under the Amended and Restated 2008 Omnibus Incentive Plan		Form 10-K	001-32157- 12677367	03/08/12

10.24#	2013 Omnibus Incentive Plan		Form 8-K	001-32157- 13927320	06/21/13

10.25#	Form of Non-Statutory Stock Option Grant Agreement-Director (for grants to non-employee directors) under the 2013 Omnibus Incentive Plan		Form 8-K	001-32157- 13927320	06/21/13

10.26#	Form of Incentive Stock Option Grant Agreement (for grants to employees) under the 2013 Omnibus Incentive Plan		Form 8-K	001-32157- 13927320	06/21/13

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

10.27#	Form of Senior Executive Incentive Stock Option Grant Agreement (for grants to Mast Therapeutics, Inc.’s chief executive officer and president and chief operating officer) under the 2013 Omnibus Incentive Plan		Form 8-K	001-32157- 13927320	06/21/13

10.28#	2014 Omnibus Incentive Plan		Form 8-K	001-32157- 14933081	06/20/14

10.29#	Form of Non-Statutory Stock Option Grant Agreement-Director (for grants to non-employee directors) under the 2014 Omnibus Incentive Plan		Form 8-K	001-32157- 14933081	06/20/14

10.30#	Form of Incentive Stock Option Grant Agreement (for grants to employees) under the 2014 Omnibus Incentive Plan		Form 8-K	001-32157- 14933081	06/20/14

10.31#	Form of Senior Executive Incentive Stock Option Grant Agreement (for grants to Mast Therapeutics, Inc.’s chief executive officer and president and chief operating officer) under the 2014 Omnibus Incentive Plan		Form 8-K	001-32157- 14933081	06/20/14

10.32#	Form of CMO Incentive Stock Option Grant Agreement (for grants to Mast Therapeutics, Inc.’s chief medical officer) under the 2014 Omnibus Incentive Plan		Form 8-K	001-32157- 14933081	06/20/14

10.33#	Amendment of Stock Option Agreements, dated March 18, 2015, between Mast Therapeutics, Inc. and Patrick L. Keran		Form 10-Q	001-32157- 15851050	05/11/15

10.34#	2015 Omnibus Incentive Plan		Form 8-K	001-32157- 15934477	06/16/15

10.35#	Form of Non-Statutory Stock Option Grant Agreement-Director (for grants to non-employee directors) under the 2015 Omnibus Incentive Plan		Form 8-K	001-32157- 15934477	06/16/15

10.36#	Form of Incentive Stock Option Grant Agreement —Exempt Employees under the 2015 Omnibus Incentive Plan		Form 8-K	001-32157- 15934477	06/16/15

10.37#	Form of Incentive Stock Option Grant Agreement —Non-Exempt Employees under the 2015 Omnibus Incentive Plan		Form 8-K	001-32157- 15934477	06/16/15

10.38#	Form of CEO Incentive Stock Option Grant Agreement under the 2015 Omnibus Incentive Plan		Form 8-K	001-32157- 15934477	06/16/15

10.39#	Form of CMO Incentive Stock Option Grant Agreement under the 2015 Omnibus Incentive Plan		Form 8-K	001-32157- 15934477	06/16/15

10.40#	Director Compensation Policy, effective January 1, 2015		Form 10-K	001-32157- 15722085	03/24/15

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

10.41#	Form of Director and Officer Indemnification Agreement		Form 8-K	001-32157- 061156993	10/23/06

10.42	Sublease Agreement by and between Mast Therapeutics, Inc. and Santarus, Inc., effective as of June 19, 2014		Form 8-K	001-32157- 14949388	06/30/14

10.43#	Executive Severance Agreement, dated March 23, 2016, between Mast Therapeutics, Inc. and Brian M. Culley		Form 8-K	001-32157- 161530105	03/25/16

10.44#	Executive Severance Agreement, dated March 23, 2016, between Mast Therapeutics, Inc. and Brandi L. Roberts		Form 8-K	001-32157- 161530105	03/25/16

10.45#	Executive Severance Agreement, dated March 23, 2016, between Mast Therapeutics, Inc. and R. Martin Emanuele		Form 8-K	001-32157- 161530105	03/25/16

10.46#	Executive Severance Agreement, dated March 23, 2016, between Mast Therapeutics, Inc. and Edwin L. Parsley		Form 10-Q	001-32157- 161626040	05/06/2016

10.47#	Executive Severance Agreement, dated March 23, 2016, between Mast Therapeutics, Inc. and Gregory D. Gorgas		Form 10-Q	001-32157- 161626040	05/06/2016

10.48#	Executive Severance Agreement, dated March 31, 2016, between Mast Therapeutics, Inc. and Shana Hood		Form 10-Q	001-32157- 161626040	05/06/2016

10.49#	2016 Executive Incentive Plan		Form 8-K	001-32157- 161555255	04/05/2016

10.50*#	Mast Therapeutics, Inc. Form of Restricted Stock Units Grant Notice and Agreement for awards approved January 17, 2017

10.51	Form of Lock-Up Agreement		Form 8-K	001-32157- 17515840	01/09/2017

10.52	Form of Amendment No. 1 to Lock-Up Agreement, dated January 21, 2017		Form 8-K	001-32157- 17510252	01/23/2017

10.53*#	Savara Inc. Stock Option Plan

10.54*#	Savara Inc. Form of Incentive Stock Option Agreement

10.55*#	Form of Stock Issuance Agreement

10.56#	Executive Employment Agreement, dated March 9, 2017, between Savara Inc. and Robert Neville	X

10.57#	Executive Employment Agreement, dated March 9, 2017, between Savara Inc. and Taneli Jouhikainen	X

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

10.58#	Executive Employment Agreement, dated March 9, 2017, between Savara Inc. and David Lowrance	X

10.59†	Supply Agreement, dated September 26, 2016, between Savara Inc. and Xellia Pharmaceuticals ApS	X

10.60†	Supply Agreement, effective September 1, 2012, between Savara Inc. and Plastiape SpA, as amended by Amendment No. 1, dated June 1, 2016	X

10.61†	Supply and Licensing Agreement, dated December 10th, 2012, and Addendum to Supply and License Agreement, dated February 22, 2016, between Savara Inc. and GEMA Biotech S.A.	X

10.62*†	Commercial Supply Agreement dated April 24, 2015 between PARI Pharma GmbH and Serendex Pharmaceuticals A/S

10.63*†	Research Collaboration and License Agreement dated November 7, 2014 between PARI Pharma GmbH and Serendex Pharmaceuticals A/S

10.64	Fifth Amendment to Loan and Security Agreement, dated as of March 3, 2017, among Mast Therapeutics, Inc., Hercules Technology III, L.P., and Hercules Technology Growth Capital, Inc.		Form 10-K	001-32157- 17668472	03/06/17

10.65#	Separation Agreement and General Release of Claims between Mast Therapeutics, Inc. and R. Martin Emanuele, executed on October 31, 2016		Form 10-K	001-32157- 17668472	03/06/17

10.66#	Temporary Employment Agreement between Mast Therapeutics Inc. and R. Martin Emanuele, executed on October 31, 2016		Form 10-K	001-32157- 17668472	03/06/17

10.67#	Separation Agreement and General Release of Claims between Mast Therapeutics Inc. and Gregory D. Gorgas, executed on January 5, 2017		Form 10-K	001-32157- 17668472	03/06/17

21.1*	List of Mast Subsidiaries

21.2*	List of Savara Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm to Mast Therapeutics, Inc.	X

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm to Savara Inc.	X

23.3	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm to Savara Inc.	X

23.4	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm to Mast Therapeutics, Inc.	X

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	File/Film No.	Date Filed

23.5	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

23.6	Consent of DLA Piper LLP (US) (included in Exhibit 8.1)

23.7	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.2)

24.1*	Power of Attorney

99.1	Form of Mast Therapeutics, Inc. Proxy Card	X

99.2	Opinion of Roth Capital Partners, LLC, financial advisor to Mast Therapeutics, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).	X

99.3*	Consent of Roth Capital Partners, LLC, financial advisor to Mast Therapeutics, Inc.

99.4	Proposed Amended and Restated Certificate of Incorporation of Mast Therapeutics, Inc. (included as Annex D to the proxy statement/prospectus/ information statement forming a part of this Registration Statement).	X

99.5	Consent of Robert Neville to serve as a director of Mast Therapeutics, Inc.	X

99.6	Consent of Nevan Elam to serve as a director of Mast Therapeutics, Inc.	X

99.7	Consent of Richard J. Hawkins to serve as a director of Mast Therapeutics, Inc.	X

99.8	Consent of Yuri Pikover to serve as a director of Mast Therapeutics, Inc.	X

99.9	Consent of Joseph S. McCracken to serve as a director of Mast Therapeutics, Inc.	X

101.INS	XBRL Instance Document	X

101.SCH	XBRL Taxonomy Extension Schema Document	X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X

†	Indicates that confidential treatment has been requested or granted to certain portions, which portions have been omitted and filed separately with the SEC
#	Indicates management contract or compensatory plan
*	Previously filed